Form 20-F
period 2022-12-31
SOPHiA GENETICS SA
filed 2023-03-07
CIK 1840706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(For the fiscal year ended December 31, 2022)
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value CHF 0.05 per share: 64,231,220
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes          ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes         ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes         ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes         ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒

Non-accelerated Filer	☐	Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes          ☒ No

ABOUT THIS ANNUAL REPORT
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to “SOPHiA GENETICS,” “SOPH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to SOPHiA GENETICS SA and its consolidated subsidiaries.
Trademarks
We own various trademark registrations and applications, and unregistered trademarks, including for “SOPHiA GENETICS,” “SOPHiA DDMTM,” “Alamut,” “SOPHiA Trial Match,” “SOPHiA Insights,” “SOPHiA CDx,” “SOPHiA Awareness” and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
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
Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the section titled “Item 3. Key Information—D. Risk Factors” in this Annual Report. These forward-looking statements include, among others:
•our expectations regarding our revenue, gross margin, expenses and other operating results;
•our plans regarding further development of our SOPHiA DDM Platform and its expansion into additional features, applications and data modalities;
•future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;
•our expectations regarding the market size for our platform, applications, products, and services and the market acceptance they will be able to achieve;
•our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;
•the timing or outcome of any domestic and international regulatory submissions;
•impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;
•our ability to acquire new customers and successfully engage and retain customers;
•the costs and success of our marketing efforts, and our ability to promote our brand;
•our ability to increase demand for our applications, products, and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;
•our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products and services;
•our expectations regarding our ability, and that of our manufacturers, to manufacture our products;
•our efforts to successfully develop and commercialize our applications, products, and services;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

•our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, applications, products, and services, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.
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
•We may not be successful in expanding features, applications and data modalities of our SOPHiA DDM Platform and related solutions, applications, products, and services.
•We may experience challenges with the acquisition, development, enhancement and deployment of technology necessary for our data analytics platform technologies.
•If we are unable to expand our sales and marketing capabilities, including through additional strategic relationships, in a cost-effective manner, we may not be able to grow our revenue.
•The coverage and reimbursement status of newly developed applications and products, such as data analytics platforms and related solutions, applications, products, and services, particularly in a new category of diagnostics and therapeutics, is uncertain. An inability to obtain or maintain adequate coverage and reimbursement could limit the commercial potential of our SOPHiA DDM Platform and related solutions, applications, products, and services.
•If we cannot maintain our current relationships and enter into new relationships with hospitals, reference and specialty laboratories and biopharmaceutical companies, our revenue prospects could be reduced.
•We are highly dependent on our senior management team and other key personnel, and our business could be harmed if we are unable to retain and attract such personnel.
•Our industry is subject to rapid change, which could make our SOPHiA DDM Platform and related solutions, applications, products, and services obsolete. If we are unable to continue to innovate and improve our SOPHiA DDM Platform and related solutions, applications, products, and services, we could fail to attract new customers and expand our market share and we could lose existing customers and market share.
•We face competition from many sources and we may be unable to compete successfully.
•Cyber security or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, loss of revenue, significant liabilities, harm to our brand and decreased use of our SOPHiA DDM Platform and related solutions, applications, products, or services.
•If we are not able to obtain, maintain, defend and enforce patent and other intellectual property protection or if the scope of such patent and other intellectual property protection is not sufficiently broad, our competitors could develop and commercialize applications, products, services and technology similar or identical to ours.
•We license patent rights from third-party owners. If such owners do not properly or successfully obtain, maintain, defend and enforce the patents underlying such licenses, or if they retain or license to others any competing rights, our competitive position and business prospects may be adversely affected. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our relationships with any of our licensors, we could lose license rights that are important to our business.
•We have incurred net losses since our inception and expect to continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.
•We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2022 taxable year, which could result in adverse U.S. tax consequences to certain U.S. investors.
Risks Related to the Development of Our SOPHiA DDM Platform and Related Solutions, Applications, Products, and Services
We may not be successful in expanding features, applications and data modalities of our SOPHiA DDM Platform and related solutions, applications, products, and services.
Our SOPHiA DDM Platform offers a broad range of genomics applications across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. A major part of our long-term strategy is bringing new high-impact content to our customers through updates to our platform, which may include expanding our platform with additional features, applications and data modalities and related solutions, applications, products, and services. We expect to make significant investments to advance these efforts.
Enhancing our platform and developing new related solutions, applications, products, and services is a speculative and risky endeavor. Features, applications, data modalities and services that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy or utility. We may need to alter our platform, solutions, applications, products, or services in development and repeat studies before we identify a potentially successful feature, application, data modality, product or service. Platform, solution, application, service, and product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. Even if we confirm that our platform can be successfully employed for additional features, applications and data modalities, those features, applications and data modalities may be limited in scope to only some diseases, disease segments, patient markets or geographies. If, after development, a new feature, application, data modality, solution, service or product appears successful, we or our collaborators may, depending on the nature of the feature, application, data modality, service or product, need to obtain U.S. Food and Drug Administration (the “FDA”), European Medicines Agency (the “EMA”), United Kingdom (the “UK”) Medicines and Healthcare products Regulatory Agency (the “MHRA”) and other regulatory clearances, authorizations or approvals before we can market the feature, application, data modality, solution, service or product. The FDA’s, EMA’s and MHRA’s clearance, authorization or approval pathways are likely to require significant time and expenditures. The FDA, EMA, MHRA or other applicable regulatory authority may not clear, authorize or approve any feature, application, data modality, solution, service or product we develop. Even if we develop a feature, application, data modality, solution, service or product that receives regulatory clearance, authorization or approval, we or our collaborators would need to commit substantial resources to commercialize, sell and market the feature, application, data modality, solution, service or product and the feature, application, data modality, solution, service or product may never achieve significant market acceptance among various stakeholders and be commercially successful. Furthermore, we purposefully built our SOPHiA DDM Platform in a decentralized manner and strategically positioned it as a “universal operating-system” for multiomics and multimodal data analytics in order to provide for a broad range of application, product, and service expansion opportunities. However, certain jurisdictions, such as the Netherlands, have implemented centralized services architectures for electronic healthcare records (“EHR”) where all patient data passes through a single, often government-run, entity rather than being shared directly between the healthcare providers. Such centralized systems, if widely implemented, may limit the development of our platform in a decentralized manner across different data modalities. Any of the foregoing could adversely affect our business, revenue growth and results of operations.
In addition, we generally sell our platform, solutions, applications, products, and services in industries that are characterized by rapid technological changes, frequent new application and product introductions and changing industry standards. If we do not develop platform enhancements based on technological innovation on a timely basis, our platform may become obsolete over time and our financial and competitive position may suffer. Our success will depend on several factors, including but not limited to our ability to:
•correctly identify customer needs and preferences and predict future needs and preferences;
•allocate our research and development funding to areas with higher growth prospects;
•anticipate and respond to our competitors’ development of new solutions, applications, products, services, and technological innovations;
•innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in the markets we serve;
•successfully develop and commercialize new technologies and applications in a timely manner; and
•convince customers to adopt new technologies and applications.
The expenses or losses associated with unsuccessful platform innovation or expansion could adversely affect our business revenue growth and results of operations.
Strong platform, application, product, and service performance, security and reliability are necessary to maintain and grow our business.
We need to maintain and continuously improve the performance, security and reliability of our SOPHiA DDM Platform and related solutions, applications, products, and services. Our platform, solutions, applications, and other products may contain errors or defects, and while we have made efforts to test them and are not aware of any widespread material errors, defects or other performance-related issues, there can be no assurance that our platform, solutions, applications, products, and services do not or will not have performance problems. As we continue to launch more platform features, applications, data modalities, solutions, products and services, these risks may increase. Poor performance, security and reliability could adversely impact our customers and lead to customer dissatisfaction, adversely affect our reputation and revenues and increase our application, service, and product care, and distribution costs and working capital requirements.
We may experience challenges with the acquisition, development, enhancement and deployment of technology necessary for our data analytics platform technologies.
Our business requires sophisticated computer systems and software in order to accurately and efficiently capture, service and process increasing volumes of health data, in particular a growing number of genomic profiles generated by our customers through various NGS test kits, sequencers and sample materials from different manufacturers. Some of the technologies are changing rapidly and we must continue to adapt to these changes in a timely and effective manner at an acceptable cost. There can be no assurance that we will be able to develop, acquire, enhance, deploy or integrate new technologies, including technologies needed to integrate new genomics test kits into our data analytics platform, that these new technologies will be effective and efficient, will meet our needs or achieve our expected goals or that we will be able to do so as quickly or cost-effectively as our competitors. Significant technological change could render our data analytics platform and technologies obsolete and incompatible with new or improved genomics test kits. In addition, we may face challenges in expanding into markets without suitable cloud infrastructure compatible with our SOPHiA DDM Platform. Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance features of our data analytics platform technologies in response to an ever-changing patient population. We may experience difficulties that could delay or prevent the successful design, development, testing and introduction of new versions of our data analytics platform technologies, limiting our ability to identify new solutions, applications, products, and services. Any of these challenges could have a material adverse effect on our operating results and financial condition.

Any failure to offer high-quality support for our applications, products, and services may adversely affect our relationships with customers and collaborators and negatively impact our reputation and our business, financial condition and results of operations.
In implementing and using our SOPHiA DDM Platform and related solutions, applications, products, and services, our customers and collaborators depend on our support to resolve issues in a timely manner. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. Increased customer demand for support could increase costs and adversely affect our financial condition and results of operations. In addition, we need highly trained technical support personnel. Hiring technical support personnel is very competitive in our industry due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our technology at a technical level. Our sales are highly dependent on our reputation and on positive recommendations from our customers, users, care collaborators, providers, laboratories, hospitals and clinics. If we do not maintain high-quality customer support, or if the market perceives that we do not maintain high-quality customer support, our reputation and our business, financial condition and results of operations could be adversely affected.
Delays in the commencement and successful completion of multimodal clinical studies, and negative or ambiguous data generated from such studies, could increase costs and delay or prevent regulatory approval of our SOPHiA DDM Platform and related solutions, applications, and products.
To further improve our SOPHiA DDM Platform and its capabilities, for example by developing new predictive algorithmic models that we can deploy on our platform, we are sponsoring, and in the future intend to sponsor, observational multimodal clinical studies in various disease areas. There can be no assurance that any multimodal clinical study that we sponsor will be conducted as planned or be completed on schedule, if at all. These clinical studies are subject to numerous risks, and a failure, delay or termination of one or more such studies can occur at any stage of the process. Events that may prevent successful or timely commencement and completion of multimodal clinical studies include:
•delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence the studies;
•delays in reaching, or a failure to reach, an agreement on acceptable terms with prospective clinical research organizations (“CROs”) and participating sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and participating sites;
•difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each participating site;
•challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in the studies;
•the inability to enroll a sufficient number of patients in the studies;
•our CROs or participating sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a study;
•lower than anticipated patient retention rates;
•difficulties in maintaining contact with patients, resulting in incomplete data;
•ambiguous or negative interim or final results;
•changes in regulatory requirements and guidance that require amending or submitting new protocols;
•lack of adequate funding to continue the study; or
•delays and disruptions as a result of unforeseen external events

The commencement and successful and timely completion of a multimodal clinical study will require us to enroll a sufficient number of eligible patients to participate in such study. Any delay or difficulty in patient enrollment could significantly delay or otherwise hinder our research and development efforts, including potential regulatory submissions and approvals and commercialization efforts. Patient enrollment is affected by many factors, including the size and nature of the patient population; the severity of the disease under investigation; the eligibility criteria for the study in question, including any misjudgment of, and resultant adjustment to, the appropriate ranges applicable to the exclusion and inclusion criteria; the number of participating sites and the proximity of patients to those sites; the commitment of participating sites to identify eligible patients; competing studies with similar eligibility criteria; and other disruptions. The risks related to patient enrollment may be heightened for any clinical study that seeks to enroll patients with characteristics that are found in a small population. In addition, patients may also be unwilling to participate in our studies because of data security and privacy concerns.
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
If we do not have the support of key opinion leaders or clinical data using our applications and products is not published in peer-reviewed journals, it may be difficult to drive adoption of our applications and products.
We have established relationships with leading thought leaders. If these key opinion leaders determine that our SOPHiA DDM Platform and related solutions, applications, products, and services are not accurate or that alternative technologies, applications, products and services are more accurate or more cost-effective, or if we fail to establish new relationships with key opinion leaders in different markets, geographies and among various stakeholders, we may see lower demand for our SOPHiA DDM Platform and related solutions, applications, products, and services, which would limit our revenue growth and our ability to achieve profitability.
The publication of clinical data using our applications and products in peer-reviewed journals is also crucial to our success. For instance, as of December 31, 2022, our SOPHiA DDM Platform and related solutions, applications, products, and services have been utilized in clinical trials and research projects discussed in more than 465 peer-reviewed publications. We are unable to control when, if ever, results of current or future trials and projects are published, which may delay or limit adoption of our SOPHiA DDM Platform and related solutions, applications, products, and services. Such peer-reviewed publications may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from, clinical studies, as well as delays in the review, acceptance and publication process. If our SOPHiA DDM Platform and related solutions, applications, products, and services do not receive sufficient favorable exposure in peer-reviewed publications, the rate of adoption of our SOPHiA DDM Platform and related solutions, applications, products, and services among medical personnel and positive reimbursement coverage determinations for them could be adversely affected.
Risks Related to Commercialization
If we are unable to expand our sales and marketing capabilities, including through additional strategic relationships, in a cost-effective manner, we may not be able to grow our revenue.
Our future sales will depend in large part on our ability to develop, train, retain and substantially expand, our sales force, to increase the scope of our marketing efforts, including into markets and geographies where our presence is currently limited, and to maintain our current strategic relationships and enter into new strategic relationships. Our current target market of hospitals, reference and specialty laboratories, and biopharmaceutical companies is a large and diverse market. As a result, we believe it is necessary to continue to develop a sales force that includes sales representatives with specific technical backgrounds and industry expertise. Competition for such personnel is intense. We may not be able to retain and attract personnel or be able to continue to build and maintain an efficient and effective sales and marketing force, which could adversely impact sales of our SOPHiA DDM Platform and related solutions, applications, products, and services and their market acceptance and limit our revenue growth and potential profitability.

We currently have multiple strategic relationships with third-party providers of solutions, applications, products, and services that can be bundled with our SOPHiA DDM Platform, including Integrated DNA Technologies, Inc. (“IDT”), Twist Biosciences Corporation (“Twist”), Agilent Technologies, Inc. (“Agilent”) and New England Biolabs (“NEB”), Inc., Qiagen NV (“Qiagen”), as well as additional strategic relationships to develop and commercialize solutions, applications, products, and services with GE Healthcare Technologies Inc. (“GE Healthcare”), See “Item 10. Additional Information—C. Material Contracts.” We also offer our SOPHiA DDM Platform and related solutions, applications, products, and services through various global and local distributors. See “—Risks Related to Our Relationships with Third Parties—Our operating results depend on the performance of third-party distributors” and “—Risks Related to Our Relationships with Third Parties—We intend to rely on third-party distributors to realize our expansion strategy.” In addition, we have a direct sales force to market and sell our SOPHiA DDM Platform and related solutions, applications, products, and services, including a dedicated BioPharma Business Development and Operations team, focusing on expanding our collaborations with biopharmaceutical companies, both advanced and early stage. Sales and marketing activities in the healthcare space are subject to various rules and regulations. In addition, our marketing messaging can be complex and nuanced, and there may be errors or misunderstandings in our sales force’s communication of such messaging. As we continue to grow our sales and marketing efforts, we face an increased need to continuously monitor and improve our policies, processes and procedures to maintain compliance with a growing number and variety of laws and regulations. To the extent that there is any violation, whether actual, perceived or alleged, of our policies or applicable laws and regulations, we could incur additional training and compliance costs, receive inquiries from third parties or be held liable or otherwise responsible for such acts of noncompliance. Any of the foregoing could adversely affect our business, reputation and results of operations.
We intend to continue to expand and leverage our sales and marketing infrastructure. Identifying, recruiting and training qualified sales and marketing personnel requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive, depending on the target market or geography. Our sales force may subject us to higher fixed costs than that incurred by our competitors that utilize independent third parties, which could place us at a competitive disadvantage.
Our ability to increase our customer base and achieve broader market acceptance of our SOPHiA DDM Platform and related solutions, applications, products, and services will depend on to a significant extent our ability to expand our marketing efforts. We plan to dedicate significant resources to our marketing programs. However, marketing activities may not generate medical personnel awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the market acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad use of our SOPHiA DDM Platform and related solutions, applications, products, and services.
The commercial success of our SOPHiA DDM Platform and current and future applications, products, and services depend on attaining significant market acceptance.
Our commercial success depends, in part, on market acceptance of our SOPHiA DDM Platform and our applications, products, and services. We cannot predict how quickly, if at all, our SOPHiA DDM Platform and related solutions, applications, products, and services will attain significant market acceptance or, if accepted, how frequently they will be used. These constituents must believe that our SOPHiA DDM Platform and related solutions, applications, products, and services offer benefits over other available alternatives. The degree of market acceptance of our SOPHiA DDM Platform and related solutions, applications, products, and services depends on a number of factors, including:
•whether there is adequate utilization of our SOPHiA DDM Platform and related solutions, applications, products, and services based on their potential and perceived advantages over those of our competitors;
•the safety, accuracy and ease of use of our SOPHiA DDM Platform and related solutions, applications, products, and services relative to those currently on the market;
•our ability to develop, commercialize and obtain regulatory clearance or approval for in vitro diagnostic (“IVD”) applications and products for diagnostic use and our compliance with the FDA’s “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or

Investigational Use Only” (the “RUO Guidance”) and other laws and regulations governing Research Use Only (“RUO”) and IVD applications and products in the United States, the European Union (the “EU”) and other geographies;
•the clinical flexibility, operational versatility and technology agnostic nature of our SOPHiA DDM Platform and related solutions, applications, products, and services;
•the prices at which we and our distributors offer our SOPHiA DDM Platform and related solutions, applications, products and services;
•the effectiveness of our sales and marketing efforts;
•our ability to provide incremental data that show the clinical benefits and cost-effectiveness, and operational benefits, of our SOPHiA DDM Platform and related solutions, applications, products and services;
•our ability to build and maintain robust data sets with respect to patient populations, both in geographic regions that we have historically served and in geographic regions that we may seek to enter or further penetrate in the future;
•the coverage and reimbursement acceptance of our applications, products, and services;
•pricing pressure, including from group purchasing organizations (“GPOs”), seeking to obtain discounts on our SOPHiA DDM Platform and related solutions, applications, products, and services based on the collective bargaining power of the GPO members;
•negative publicity regarding our or our competitors’ platforms, applications, products, and services; and
•the accuracy of our SOPHiA DDM Platform and related solutions, applications, products, and services relative to those of our competitors.
Additionally, even if our SOPHiA DDM Platform and related solutions, applications, products, and services achieve widespread market acceptance, they may not maintain that market acceptance over time if more cost-effective or more favorably received platforms, applications, products, services or technologies are introduced. Failure to achieve or maintain market acceptance and/or market share would limit our ability to generate revenue.
In addition, our customer base includes hospitals, reference and specialty laboratories, and biopharmaceutical companies. In the years ended December 31, 2022 and December 31, 2021, most of our revenue came from sales to our customers in Europe, the Middle East, and Africa (“EMEA”). Our success will depend on our ability to increase our market penetration among these customers, including our ability to provide additional applications of our platform and additional applications, products, and services to our existing customers, and expand our customer base across various markets and geographies by developing and marketing new applications of our data analytics platform and new solutions, applications, products, and services. In particular, we intend to focus our efforts on geographic and biopharma expansion, for example by capitalizing on increasing NGS testing and expanding our offerings to biopharmaceutical companies with new and improved pre- and post-market solutions. As we continue to scale our business, we may find that certain applications of our SOPHiA DDM Platform, certain of our solutions, applications, products, and services, certain customers or certain markets may require a dedicated sales force or sales personnel with different experience than those we currently employ. For instance, we have a dedicated BioPharma Business Development and Operations team, focusing on expanding our collaborations with biopharmaceutical companies, both advanced and early stage. Identifying, recruiting and training additional qualified personnel would require significant time, expense and attention.
There can be no assurance that we will be able to further penetrate our existing markets, that our existing markets will be able to sustain our current and future solutions, applications, products, and services offerings and that we will be able to expand into new markets. Any failure to increase penetration in our existing markets or expand into new ones would adversely affect our revenues and results of operations.

The market opportunities for our SOPHiA DDM Platform and related solutions, applications, products, and services may be smaller than we estimate.
Our estimates of the addressable market for our SOPHiA DDM Platform and related solutions, applications, products, and services are derived from a variety of sources, including scientific literature, surveys of clinicians, medical personnel and healthcare professionals and other forms of market research. These estimates may be inaccurate or based on imprecise data. Further, these estimates are based on various assumptions, including the outcomes of clinical studies, and whether the clinical studies will achieve objectives needed to meet clinical and payor expectations, the number of people who have a particular disease or condition, our expansion into other features, applications and data modality opportunities and disease areas, maintenance and expansion of our clinical and multimodal data sets for patient populations in specific geographic regions, the prices at which we and our distributors provide or sell our SOPHiA DDM Platform and related solutions, applications, products, and services in the market, the regulatory framework governing the development, sale and use of our SOPHiA DDM Platform and related solutions, applications, products, and services, including the laws and regulations governing RUO and IVD applications and products, the degree of coverage and reimbursement, the cost-containment efforts by payors, customers and collaborators as well as obtaining necessary clearance or regulatory approvals. While we believe our assumptions and estimates are reasonable, these assumptions and estimates may prove to be incorrect and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. The future growth of the market for our current and future applications, products, and services depends on many factors beyond our control, including recognition and acceptance of our applications and products by the scientific community and the growth, prevalence and costs of competing applications, products, and solutions. Such recognition and acceptance may not occur in the near term, or at all. If the addressable market for our SOPHiA DDM Platform and related solutions, applications, products, and services is smaller than our estimates, or if the prices at which we can sell our SOPHiA DDM Platform and related solutions, applications, products, and services are lower than our estimates, our business, financial condition, and results of operations could be negatively impacted.
The coverage and reimbursement status of newly developed applications and products, such as data analytics platforms and related solutions, applications, products, and services, particularly in a new category of diagnostics and therapeutics, is uncertain. An inability to obtain or maintain adequate coverage and reimbursement could limit the commercial potential of our SOPHiA DDM Platform and related solutions, applications, products, and services.
The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford our current and future platforms, solutions, applications, products, and services, if approved for IVD use. In addition, because our SOPHiA DDM Platform and related solutions, applications, products, and services represent new approaches to the research, diagnosis, detection and treatment of diseases, we cannot accurately estimate how they would be priced, whether reimbursement could be obtained or any potential revenue generated. Sales of our SOPHiA DDM Platform and related solutions, applications, products, and services, if approved for IVD use, may depend substantially on the extent to which they are covered by health maintenance, managed care and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services. Even if coverage is provided, the available reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our research and development and sales and marketing costs.
Coverage and reimbursement are ever changing, and we are not in control of how our competitors’ coverage and pricing strategies are established. Some of our competitors have widespread brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than we do. Others may develop lower-priced, less complex tests that payors and healthcare professionals could view as functionally equivalent to our applications and products, which could force us to lower the list price of our tests and impact our operating margins and our ability to achieve and maintain profitability. Payors may compare our applications and products to our competitors and utilize them as precedents, which may impact our coverage and reimbursement. In addition, technological innovations that result in the creation of enhanced diagnostic tools that are more effective than ours may enable other clinical laboratories, hospitals, medical personnel or medical providers to provide specialized diagnostic tests similar to ours in a more patient-friendly, efficient or cost-effective manner than is currently possible.

In the United States, many significant decisions about reimbursement for new diagnostics and medicines are made by the Centers for Medicare & Medicaid Services (“CMS”), which decides whether and to what extent a new diagnostic or medicine will be covered and reimbursed under Medicare, although it frequently delegates this authority to local Medicare Administrative Contractors (“MACs”). Private payors tend to follow Medicare to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel platforms, solutions, applications and products and services such as ours. Outside the United States, the reimbursement process and timelines vary significantly. Certain countries, including a number of member states of the EU, set prices and make reimbursement decisions for diagnostics and pharmaceutical applications and products, or medicinal applications and products, as they are commonly referred to in the EU, with limited participation from the marketing authorization or CE mark holders, or may take decisions that are unfavorable to the authorization or CE mark holder where they have participated in the process. There can be no assurance that we can achieve acceptable prices and reimbursement decisions.
Cost-containment efforts of our customers and third-party payors could have a material adverse effect on our sales and profitability.
Increasing efforts by governmental and third-party payors to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for newly cleared, authorized or approved devices and medicines and, as a result, they may not cover or provide adequate payment for our platform and related solutions, applications, products and services. Such efforts include legislation and regulations designed to control pharmaceutical and biological pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, which are, in some cases, designed to encourage importation from other countries and bulk purchasing. In the United States (at the federal, state and local levels) and some foreign jurisdictions, there have been and there continue to be efforts to contain the costs of, improve the quality of, and/or expand access to healthcare. For example, the Inflation Reduction Act of 2022 (“IRA”), which among other things, eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. We expect that additional state and federal healthcare reform measures will be adopted in the future. Because of that, we expect to experience pricing pressures on our SOPHiA DDM Platform and related solutions, applications, products, and services due to the trend toward value-based pricing and coverage, the increasing influence of health maintenance organizations and legislative changes.
In an effort to reduce costs, many hospitals in the United States have become members of GPOs and Integrated Delivery Networks (the “IDNs”), which negotiate pricing arrangements with medical device companies and distributors and then offer these negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain and maintain contract positions with major GPOs and IDNs. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our SOPHiA DDM Platform and related solutions, applications, products, and services, thereby reducing our revenue and margins.
We expect that a significant portion of our revenue will be derived from sales to customers for research and development applications, including for CROs. The demand for our SOPHiA DDM Platform and related solutions, applications, products, and services will depend in part upon the research and development budgets of these customers, which are impacted by factors beyond our control. In addition, academic, governmental and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could results in spending reductions, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers to purchase our applications and products.
Risks Related to Our Business Strategy
We may encounter difficulties in managing our growth, which could disrupt our operations and make it difficult to execute our business strategy.
As of December 31, 2022, we had 466 employees. We anticipate continued growth in our business operations, particularly in the areas of research and development and sales and marketing. Additionally, we expect to expand our testing, analytics and manufacturing capacities as we develop and commercialize additional platforms, applications, products, and services and expand our presence in existing markets and enter new markets. To manage our anticipated growth, we must continue to implement and improve our managerial, operational quality and financial systems, expand our facilities and continue to recruit, train and retain additional qualified personnel. This growth could create strain on our organizational, administrative and operational infrastructure, including laboratory operations, quality control, customer service and sales organization management. Our management may also have to divert its attention away from day-to-day activities in order to manage growth. Difficulties managing our growth could disrupt our operations and make it difficult to execute our business strategy.
Our results of operations will be materially harmed if we are unable to accurately forecast customer demand for, and utilization of, our SOPHiA DDM Platform and related solutions, applications, products and services and manage our inventory.
To ensure adequate inventory supply, we must forecast inventory needs and assemble products related to our SOPHiA DDM Platform and services based on our estimates of future demand. Our ability to accurately forecast demand could be negatively affected by various factors, including our failure to accurately manage our expansion strategy, application and product introductions by competitors, change in customer demand, changes in customer acceptance, changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would adversely affect our gross margin and impair the strength of our brand. Conversely, if we underestimate customer demand for our SOPHiA DDM Platform and related solutions, applications, products, and services, our supply chain, manufacturing collaborators and/or internal manufacturing team may not be able to deliver components to meet our requirements, which could damage our reputation, sales growth, and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, if at all, or suppliers may not be able to allocate sufficient capacity in order to meet our increased requirements, which could adversely affect our business, reputation, and results of operations.
We have in the past and may in the future acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.
As part of our business strategy, we have in the past and may in the future acquire complementary companies, platforms, applications, products, or technologies that we believe fit within our business model and can address the needs of our current and potential customers. There can be no assurance that we can acquire or successfully integrate such companies, platforms, applications, products, or technologies into our business, in particular that we can successfully integrate any acquired technology into our SOPHiA DDM Platform. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our strategic goals and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts. We may not be aware of all of the risks associated with the acquired business. In addition, an acquisition may result in unforeseen operating difficulties and expenditures, such as:
•difficulties integrating businesses, services, personnel, operations and financial and other controls and systems and retaining key employees;
•assumption of unknown liabilities, known contingent liabilities, that become realized or known liabilities that prove greater than anticipated;
•difficulties retaining the customers or employees of any acquired business;
•incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill;
•entry into a new market or business line in which we have no prior experience and in which we may not successfully compete;

•integration of an acquired company, which may disrupt ongoing operations and require management resources that would otherwise be used in developing our existing business; and
•divergent interests from those of our collaborators.
Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks, and the particular economic, political and regulatory risks associated with specific countries.
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
We collaborate with various constituents in the healthcare ecosystem, such as hospitals, reference and specialty laboratories, and biopharmaceutical companies to analyze patient samples for multiple applications; strategic partners with whom we combine our SOPHiA DDM Platform with their offerings and with whom we jointly develop application, product, and service offerings; and manufacturers, suppliers and distributors of our products and offerings. See “Item 10. Additional Information—Material Contracts.” There can be no assurance that these collaborations will be successful or provide benefits to us as we expect. The revenue attributable to such relationships may fluctuate from period to period, which could adversely affect our financial condition and results of operations. In addition, the termination of these relationships could result in a temporary or permanent loss of revenue and could negatively impact our reputation.
Our future success depends in part on our ability to maintain these relationships and to establish new relationships, including with additional partners and collaborators and with governmental and third-party payors and patients. Many factors have the potential to impact such relationships, including our customers’ and collaborators’ satisfaction with our SOPHiA DDM Platform and related solutions, applications, products, and services, their perceptions of our SOPHiA DDM Platform, which may be impacted by decisions of our other collaborators, and our ability to respond to the evolving needs of our customers. Furthermore, our customers may decide to decrease or discontinue their use of our SOPHiA DDM Platform and related solutions, applications, products, and services due to changes in clinical routine, research and development plans, financial constraints or utilization of internal testing resources or tests. In addition, our collaborators may decide to discontinue providing services or manufacturing products, for instance testing kits, complementary to or compatible with our SOPHiA DDM Platform and related solutions, applications, products, and services, in particular, applications and products offered as part of “bundle” solutions together with our SOPHiA DDM Platform. Furthermore, our collaborators with whom we entered into both manufacturing and distribution agreements may be dis-incentivized from adequately performing their obligations under the applicable distribution agreement if we substantially decrease the quantities of products purchased from them under the manufacturing agreement or terminate the manufacturing agreement. In addition to reducing our revenue, the loss of one or more of these relationships may reduce our exposure to clinical routine and research that facilitate the collection and incorporation of new data, including new genomic profiles, into our SOPHiA DDM Platform.
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
A portion of our sales is made through independent global and regional distributors that are not under our control. We rely on distributors to grow and develop our customer base and anticipate customer needs, and any lack of such actions by our distributors may adversely affect our results of operations. If the business relationship with such distributor is terminated, whether through industry consolidation or otherwise, and we are unable to find a suitable replacement, our operations and operating results could be materially adversely affected. These independent distributors also generally represent applications and products offered by several companies and are not subject to any minimum sales requirements or obligation to market our applications and products to their customers. In turn, distributors could reduce their sales efforts for our applications and products or choose to terminate their representation of us. They may also fail to perform their obligations under the agreements with us, including their obligations to ensure that end users of our SOPHiA DDM Platform are aware that informed consent is required from patients prior to obtaining access to our SOPHiA DDM Platform.
We rely on third-party service providers to host and deliver our SOPHiA DDM Platform and related services, and any interruptions or delays in these services could harm our business.
We currently serve our customers from third-party data center hosting facilities located in the United States, Canada, Brazil, Europe, Turkey and Australia. Our operations depend, in part, on our third-party facility providers’ ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in providing our SOPHiA DDM Platform and related solutions, applications, products, and services as well as delays and additional expenses in making new arrangements.
We designed our system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail and result in interruptions in our SOPHiA DDM Platform and related services. Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters or security breaches could harm our relationships with our customers, reduce our revenue and increase our expenses. In such events, our insurance policies may not adequately compensate us for losses that we may incur but such events could subject us to liability and cause us to issue credits or cause customers to abandon our SOPHiA DDM Platform and related services.
In addition, we currently use Microsoft Corporation (“Microsoft”) and Microsoft Azure Services for a substantial portion of our computing, storage, data processing, networking and other services. In addition, our platform can be deployed onto other platforms, including Amazon Web Services (“AWS”) or Google Cloud Platform (“Google Cloud”). Any significant disruption of, or interference with, our use of Microsoft Azure Services, AWS, Google Cloud or other similar cloud platforms, could affect the use of, and our customers’ satisfaction with, our applications, products, and services and could harm our business, results of operations and reputation. For example, in January 2023, Microsoft experienced a networking issue that had caused the disruption of its services that could have adversely affected our business if it had not been quickly fixed.

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
We rely, and expect that we will continue to rely, on third parties for the manufacturing and supply of our products offered with our SOPHiA DDM Platform, and such reliance on third-party manufacturers may expose us to different risks than if we were to manufacture products ourselves. If our agreements with these third parties expire or are terminated, there can be no assurance that we would be able to negotiate new agreements with them or other third parties on equally favorable terms as the current agreements, or at all. For example, we rely on our manufacturing and supply agreements with multiple parties, including IDT, Watchmaker Genomics, Qiagen, and NEB, for the manufacturing of our DNA enrichment kits, which we offer to our clients as part of our “bundle” solutions together with our SOPHiA DDM Platform.
Reliance on third-party providers exposes us to different risks than if we were to manufacture and supply products ourselves. If our third-party manufacturers fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the continued commercialization of our products, the supply of our products to customers and the development of any future products will be delayed, limited or prevented, which could have a material adverse effect on our business, financial condition and results of operations. Further, we do not have control over a manufacturer’s compliance with applicable manufacturing standards and other laws and regulations, such as those related to environmental health and safety matters. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our products and that obtained regulatory clearance could be revoked, which would adversely affect our business and reputation. In addition, we have encountered and may in the future encounter quality issues with our products if our third-party manufacturers fail to deliver the required materials for, or components of, our products free of defects and contaminants and/or in conformity with applicable specifications, warranties and statutory or regulatory requirements. We cannot guarantee that quality issues resulting from one of our third-party manufacturer’s failure to deliver compliant materials or components free of defects and contaminants will not lead to product recalls, marketing or promotional restrictions, litigation, customer loss or reputational harm or otherwise negatively affect our business, financial condition and results of operations. Further, our manufacturing collaborators may be unable to successfully increase the manufacturing capacity for our products in a timely or cost-effective manner, or at all, as needed for our development efforts or, if our additional products are developed and approved, our commercialization efforts.
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
We rely on third parties to conduct multimodal clinical studies. If they do not properly and successfully perform their obligations to us, we may not be able to gather data necessary to support further development of our SOPHiA DDM Platform in a particular disease area or to support potential regulatory submissions and commercial activities.
We rely, and we expect that we will continue to rely, on third parties to assist in managing, monitoring and otherwise carrying out multimodal clinical studies of our SOPHiA DDM Platform and related solutions, applications, and products. For example, we rely on participating sites and their staff, such as clinical research assistants, to gather and enter data and on clinical research organizations and their staff to gather, enter and monitor data. As a result of our reliance on these third parties, we have less direct control over the conduct, timing and completion of these studies than we would otherwise have if we relied entirely upon our own staff.
If these third parties do not successfully carry out their duties under their agreements, or if the quality or accuracy of the data they obtain is compromised, or if they fail to comply with study protocols or meet expected deadlines, the multimodal clinical studies of our SOPHiA DDM Platform and related solutions, applications, and products, may fail to generate data necessary to support further development of our platform in a particular disease area or to support potential regulatory submissions and commercial activities and could subject us to liability claims. If third parties fail to comply with applicable regulatory requirements, the data generated in the multimodal clinical studies may be unreliable and these studies may be extended, delayed, suspended or terminated and we could be subject to liability claims.
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
Expedited, reliable shipping and delivery services and secure warehousing are essential to our operations. We rely on providers of transport services for reliable and secure point-to-point transport of our research and diagnostic products and for tracking of these shipments, and from time to time require warehousing for our products. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation, reduce demand for our SOPHiA DDM Platform and related solutions, applications, products, and services and increase costs and expenses to our business. In addition, any significant increase in shipping or warehousing rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters, civil unrest and disturbances or other service interruptions affecting delivery or warehousing services we use would adversely affect our ability to process orders for our products on a timely basis.
We rely on commercial courier delivery services to transport samples to our laboratory facility in a timely and cost-efficient manner, and if these delivery services are disrupted, our business will be harmed. Disruptions in delivery service, whether due to labor disruptions, bad weather, natural disaster, civil unrest or disturbances, terrorist acts or threats, or other reasons could adversely affect specimen integrity, our ability to process samples in a timely manner and service our customers, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.
We intend to rely on third-party distributors to realize our expansion strategy.
We offer our SOPHiA DDM Platform and related solutions, applications, products, and services through third-party distributors in various geographies. We intend to extend our presence into new geographies and further penetrate existing geographies, particularly geographies that represent largely underpenetrated opportunities such as North America, and to do so we must attract additional distributors and retain existing distributors to maximize the commercial opportunity for our platform, applications, services, and products. There is no guarantee that we will be successful in attracting or retaining desirable sales and distribution collaborators or that we will be able to enter into such arrangements on favorable terms. Most of our distribution relationships are non-exclusive and permit such distributors to distribute competing applications and products. As such, our distributors may not commit the necessary resources to market our applications and products to the level of our expectations or may choose to favor marketing the applications and products of our competitors. If current or future distributors do not perform adequately or we are unable to enter into effective arrangements with distributors in particular geographies, we may not achieve revenue growth and realize our expansion strategy.
Risks Related to Our Business and Industry
We are highly dependent on our senior management team and other key personnel, and our business could be harmed if we are unable to retain and attract such personnel.
We are highly dependent on our senior management, including our Chief Executive Officer Dr. Jurgi Camblong. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales and marketing professionals, scientists, clinical specialists and other highly skilled personnel. The inability to attract and retain members of our senior management, sales and marketing professionals, scientists, IT and data experts or clinical and regulatory specialists could result in delays in application and product development and commercialization and harm our business.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have granted and intend to continue to grant share-based compensation awards that vest over time. The value to employees of such awards is significantly affected by movements in our share price due to market volatility, and such awards may at any time be insufficient to retain key employees and senior management, as well as to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. We do not maintain “key person” insurance policies.
Our industry is subject to rapid change, which could make our SOPHiA DDM Platform and related solutions, applications, products, and services obsolete. If we are unable to continue to innovate and improve our SOPHiA DDM Platform and related solutions, applications, products, and services, we could fail to attract new customers and expand our market share and we could lose existing customers and market share.
Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new application, product, or service introductions and enhancements and evolving industry standards, all of which could make our SOPHiA DDM Platform and related solutions, applications, products and services and others we are developing obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances.
In recent years, there have been numerous advancements in genomics and our understanding of cancer, rare diseases, cardiology, neurology, metabolism and infectious diseases. There have also been advancements in methods used to analyze very large amounts of molecular information. New technologies, including new AI/ML-powered technologies, and evolving business models in the field of precision medicine continue to develop rapidly. We must continuously enhance our offerings and develop new and improved features, applications and data modalities of our SOPHiA DDM Platform and related solutions, applications, products, and services to keep pace with scientific and industry developments. If we do not leverage or scale our database of genomic profiles or update our data analytics platform and improve our services and research and diagnostic applications and products to reflect new scientific knowledge, including in the fields of oncology and hereditary disorders, our SOPHiA DDM Platform and related solutions, applications, products, and services could become obsolete and sales of our SOPHiA DDM Platform and related solutions, applications, products, and services could decline or fail to grow as expected. A failure to make continuous improvements to our SOPHiA DDM Platform and related solutions, applications, products, and services to keep ahead of those of our competitors could result in the loss of customers or market share.
We face competition from many sources and we may be unable to compete successfully.
There are a number of healthcare technology companies providing bioinformatics analysis solutions, applications, services, and products in North and South America, Europe and Asia. See “Item 4. Information on the Company—Business Overview—Competition.” These competitors provide AI-driven precision medicine platforms, applications, services, and research and diagnostic products to hospitals, researchers, medical personnel, laboratories and other medical facilities. Many of these organizations, particularly in the United States, are more established, possess regulatory clearances and approval, have broader or deeper relations with healthcare professionals, customers and third-party payors, have greater ability to price their platforms, solutions, applications, products, and services competitively and have significantly greater financial and personnel resources and market share than we do. As a consequence, they may be able to spend more on application and product development, marketing, sales and other application and product initiatives than we can. Our continued success depends on our ability to:
•further penetrate the disease diagnostic solutions market and increase utilization of our SOPHiA DDM Platform and related solutions, applications, products, and services;
•maintain and widen our technology lead over competitors by continuing to innovate and deliver new application and product enhancements on a continuous basis;
•cost-effectively develop and improve our SOPHiA DDM Platform and related solutions, applications, products, and services;

•add new clinically relevant features, applications and data modalities to our SOPHiA DDM Platform and related solutions, applications, products, and services, such as anatomical pathology and proteomics, and generate suitable evidence supporting the research and clinical utility of our multimodal analytical approach ahead of our competitors; and
•maintain existing and establish additional research and development, manufacturing, distribution and commercialization collaborations and partnerships.
Our competitors also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, as well as in acquiring technologies complementary to, or necessary for, development of our SOPHiA DDM Platform and related solutions, applications, products, and services. Because of the complex and technical nature of data-driven healthcare analysis and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could materially harm our ability to develop and commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services, which would have a material adverse effect on our business, financial condition and results of operations.
As we attain greater commercial success, our competitors are likely to develop technology, platforms, applications, products, and services that offer features and functionality similar to ours. Improvements in existing competitive technology, platforms, applications, products, and services or the introduction of new competitive technology, platforms, applications, products, and services may make it more difficult for us to compete for sales, particularly if competitors demonstrate better accuracy, reliability, convenience or effectiveness or price their platforms, applications, products, and services less expensively.
Our competitors may develop data analytics platforms, applications, and products or adopt and implement standards or technologies not compatible with our SOPHiA DDM Platform and our other applications, services, and products. This may inhibit our efforts to develop our platform, applications, services, and products in a technology-agnostic manner, which could narrow the addressable market for our SOPHiA DDM Platform and our other applications, services, and products, adversely impact their sales and market acceptance, and limit our revenue growth and potential profitability.
In addition, we operate in an ecosystem where we and our customers have multiple offerings and our own customers may become our competitors or may view us as potential competitors. This could dis-incentivize our customers or potential customers from adopting our offerings and sharing data with us, which would adversely impact sales and market acceptance and limit our revenue growth and potential profitability.
Cyber security or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, service outages, loss of revenue, significant liabilities, harm to our brand and decreased/denied use of our SOPHiA DDM Platform and related solutions, applications, products, or services.
Any failure to prevent or mitigate cyber security incidents or improper access to, use, disclosure or other misappropriation of our data or customers’ personal data or the inability to rightfully access any such data could result in significant liability under state (e.g., state breach notification and privacy laws such as the California Consumer Privacy Act (“CCPA”)), federal (e.g., the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), collectively “HIPAA”) and international laws (e.g., the General Data Protection Regulation (“GDPR”)). Such an incident may also cause a material loss of revenue from the potential adverse impact to our reputation and brand, affect our ability to retain or attract new users and customers of our applications, products, and services and potentially disrupt our business.

As we become more dependent on information technologies, to conduct our operations, cyber security incidents, including deliberate cyber security attacks and attempts to gain unauthorized access to computer systems and cloud/hybrid networks, may increase in frequency and sophistication. Next generation sequencing (NGS) is becoming a new standard in public health sector. Its growing visibility inevitably attracts malicious activity threats, as it combines mission-critical infrastructure and high-value data. In 2022 global cyberattacks increased compared to 2021 and the healthcare sector sees the largest increase in cyberattacks using ransomware attacks exposing individuals' data. In addition to the nature of the data we hold and process, the geopolitical environment induced by the war in Ukraine and increasing pressure in Asia Pacific may make cyber security attacks more common and targeted.

These cyber security threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data, and these risks apply both to us (including via our corporate systems and any employees that may be working remotely) and to third parties on whose systems we rely for the conduct of our business. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we and our collaborators may be unable to anticipate these techniques or to implement adequate preventative measures. We may in the future experience security incidents. In particular, we may be subject to cyber security incidents as we continue to adapt and upgrade our platform architecture. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, data loss or damage to intellectual property or other proprietary information. While no security incidents in the past have had a material adverse effect on our business, financial condition and results of operations, we cannot predict the impact of any such future events. Further, although we are obligated under certain laws and regulations to ensure that our platform, systems and servers and those of our service providers remain compliant with the relevant legal requirements with respect to data privacy and cyber security, we do not have any control over the operations of the facilities or technology of such providers, including any third-party vendors that collect, process and store personal data on our behalf. Our platform, systems and servers and those of our service providers may be vulnerable to malware or physical or electronic break-ins that our or their security measures may not detect, including via supply chain attacks. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. We may need to expend significant resources and make significant capital investments to protect against cyber security breaches or to mitigate (compensating controls) the impact of any such breaches. In addition, to the extent that our platform, systems and servers and those of our service providers experience security breaches that result in the unauthorized or improper use of confidential data, employee data or personal data, we may not be indemnified for any losses resulting from such breaches. There can be no assurance that we or our third-party providers will be successful in preventing cyberattacks or successfully mitigating their effects. If we are unable to prevent or mitigate the impact of such security breaches, our ability to attract and retain new customers, patients and other collaborators could be harmed as they may be reluctant to entrust their data to us, and we could be exposed to litigation and governmental investigations, proceedings and regulatory actions by federal, state and local regulatory entities in the United States and by international regulatory entities, and we could breach our contractual obligations, all of which could result in significant legal and financial exposure and reputational damages and lead to a potential disruption to our business or other adverse consequences.
If we experience significant disruptions in our information technology systems, our business may be adversely affected.
We depend on our information technology systems for the efficient functioning of our business, including the performance, distribution and maintenance of our SOPHiA DDM Platform and related solutions, applications, products, and services, as well as for accounting, data storage, compliance, purchasing and inventory management, and our continued growth is dependent on our ability to adapt and upgrade our platform architecture without suffering significant business disruption, data loss or the loss of or damage to intellectual property or other proprietary information. Our information technology systems may fail and are vulnerable to breakdown, cyber security breach, interruption or damage from computer viruses, ransomware, DoS/DDoS attacks or other malware, attacks by computer hackers, including sophisticated nation-state and nation-state-supported actors, employee error or malfeasance, theft or misuse, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions. We could be subject to an unintentional event that involves a third party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of our confidential information. Technological interruptions would disrupt our operations, including our ability to timely ship and track diagnostic test orders and results, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability to use our applications, products, and services. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our business, financial condition and results of operations.

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
A pandemic, epidemic or outbreak of an infectious disease in Switzerland, the United States or worldwide, including the novel strain of coronavirus disease (“COVID-19”), could adversely affect our business.
If a pandemic, epidemic or outbreak of an infectious disease occurs in Switzerland, the United States or worldwide, our business may be adversely affected. In the past, as a result of the COVID-19 pandemic, we experienced reduced revenue and reduced operations at our headquarters. In addition to these effects, pandemics, epidemics, or outbreaks could result in work stoppages, supply chain disruptions, delays in research and development timelines, disruptions in our commercialization efforts, challenges in customer acquisition and retention, challenges in employee retention and hiring, and delays to our regulatory submission timelines. Any pandemic, epidemic, or outbreak of an infectious disease may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
If our laboratory facility becomes damaged or inoperable or we are required to vacate our existing facilities, our ability to conduct our laboratory processes and analysis and pursue our research and development efforts may be jeopardized.
We operate a laboratory facility located in Rolle, Switzerland. Our facility and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure or terrorism, which may render it difficult or impossible for us to operate our platform for some period of time or result in damages to our inventory that require sensitive storage conditions. We do not presently have an emergency back-up generator in place at our Rolle, Switzerland laboratory facility which would otherwise mitigate, to some extent, the effects of a prolonged power outage. The inability to perform our laboratory processes or to reduce the backlog that could develop if our facilities are inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future. In the past, we have incurred write-offs for damaged inventory that were deemed unusable as a result of disruptions to our laboratory facility.
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
If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit or halt the marketing and sale of our SOPHiA DDM Platform and related solutions, applications, products, and services.
We face an inherent risk of product liability as a result of the marketing and sale of our SOPHiA DDM Platform and related solutions, applications, products, and services and the testing of our SOPHiA DDM Platform in clinical studies. For example, we may be sued if our NGS test kits cause or are perceived to cause injury, provide inaccurate or incomplete information or are found to be otherwise unsuitable during manufacturing, marketing or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In addition, we may be subject to claims against us even if the apparent injury is due to the actions of others or the preexisting health of the patient. If medical personnel, care collaborators or patients who operate our research and diagnostic products are not properly trained, are negligent, or use our research and diagnostic products incorrectly, the capabilities of such products may be diminished or the patient may suffer injury. If we sponsor interventional clinical studies of our SOPHiA DDM Platform in the future, our risk of being subject to product liability lawsuits may be heightened.
If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt the marketing and sale of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•delays in obtaining necessary regulatory clearances or approvals;
•decreased demand for our SOPHiA DDM Platform and related solutions, applications, products, and services;
•collaborators terminating their collaboration agreements because of significant product liability claims by third parties;
•harm to our reputation;
•initiation of investigations by regulators;
•delays or abandonment of clinical studies;
•costs to defend the related litigation;
•a diversion of management’s time and our resources;
•substantial monetary awards to trial participants or patients;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•loss of revenue;
•adverse impact on the market price of our ordinary shares; and
•exhaustion of any available insurance and our capital resources.
We believe that we have adequate product liability insurance, but it may not prove to be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain or obtain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. The potential inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the marketing and sale of our applications, products, and services. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts, which would have a material adverse effect on our business, financial condition and results of operations. In addition, any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in our industry, significantly increase our expenses and reduce sales.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition and results of operations in a timely manner or prevent fraud.
Effective internal control over financial reporting necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. As required by Section 404 of the Sarbanes-Oxley Act, our management has conducted an assessment on the effectiveness of our internal control over financial reporting. However, as an emerging growth company, our independent registered public accounting firm has not provided an attestation report on our internal control over financial reporting. There can be no assurance that any future testing conducted by us or, if required, by our independent registered public accounting firm will not reveal deficiencies in our internal control over financial reporting. If we do not maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial condition and results of operations in a timely manner, may incur additional financial and management resources to remediate any deficiencies, or may be unable to detect and prevent fraud, all of which would adversely affect our business. For example, as of December 31, 2021, we had three material weaknesses in internal control over financial reporting related to our personnel, our accounting policies and procedures, and our information technology general controls that management has determined were remediated as of December 31, 2022 (refer to Item 15. Controls and Procedures—D. Changes in Internal Control Over Financial Reporting).
Litigation and other legal proceedings may adversely affect our business.
From time to time, we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated judgements and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our solutions, applications, products, and services, even if the regulatory or legal action is unfounded or not material to our operations.
Our business is subject to economic, political, regulatory and other risks associated with international operations.
Our results could be adversely affected by a variety of risks associated with our international operations, including economic weakness, such as inflation and rising interest rates, or political instability in economies and markets; global trends towards pharmaceutical pricing; differing regulatory requirements for bioinformatics analysis services and research and diagnostic products approvals; differing reimbursement, pricing and insurance regimes; potentially reduced protection for, and complexities and difficulties in obtaining, maintaining, protecting and enforcing, intellectual property rights; difficulties in compliance with U.S. and non-U.S. laws and regulations, including data security and data protection laws, which may result in increased compliance costs to us, and anti-corruption and anti-bribery laws; changes in regulations and customs, tariffs and trade barriers; changes in currency exchange rates and currency controls; changes in a specific country’s or region’s political or economic environment; trade protection measures, economic sanctions and embargoes on certain countries and persons, import or export licensing requirements or other restrictive actions by governments, including with respect to our applications, products, and services, in particular IT solutions, services and technologies on which our operations rely; changes in tax laws; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; workforce uncertainty in countries where labor unrest is more common than in Switzerland and the United States; difficulties associated with staffing and managing international operations, including differing labor relations; production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; business interruptions resulting from geopolitical actions, including war and terrorism (including the ongoing conflict between Russia and Ukraine), or natural disasters including earthquakes, typhoons, floods and fires; and the impact of public health epidemics on employees and the global economy, such as the COVID-19 pandemic. Certain of our suppliers and service providers are located in geopolitically sensitive regions, including Ukraine and other eastern European countries, and are negatively impacted in their ability to conduct their operations and perform services for us as a result of the ongoing conflict between Russia and Ukraine. As a result, we may experience supply chain disruptions and interruptions in our operations. We are continuously assessing the ongoing geopolitical risks in Europe, and globally in general, and are prepared to adjust our business operations accordingly. In addition, as a result of the UK’s exit from the EU, we may increasingly face divergent regulations in the UK and the EU. Any of these factors could require us to modify our business plans and strategy and significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.
Risks Related to Governmental Regulation
Currently our applications and products in the United States are labeled as RUO. We intend to seek regulatory clearance or approval to offer our applications and products as IVD applications and products for diagnostic use. We cannot guarantee when, if at all, we will apply for regulatory clearance or approval or that we will be successful in obtaining such clearances or approvals.
While we have several CE-IVD applications and products, our currently available applications and products in the United States are labeled as RUO applications and products and are not intended for diagnostic use. Although we have focused initially on the RUO applications and products only, our strategy is to expand our application and product line to encompass applications and products that are intended to be used as IVDs. Such IVD products will be subject to regulation by the FDA as medical devices, including requirements for regulatory clearance or approval of such applications and products before they can be marketed. Accordingly, we will be required to obtain FDA 510(k) clearance or premarket approval (“PMA”) in order to sell our applications and products in a manner consistent with FDA laws and regulations. Such regulatory approval processes or clearances are expensive, time-consuming and uncertain; our efforts may never result in any premarket approval or 510(k) approval or clearance for our applications and products; and failure by us to obtain or comply with such approvals and clearances could have an adverse effect on our business, financial condition or operating results.
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
If we successfully obtain such approvals, we will be subject to a substantial number of additional requirements for medical devices, including establishment registration, device listing, and Quality Systems Regulations (“QSRs”) which cover the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities), advertising, record keeping, post-market surveillance, post-approval studies, adverse event reporting, and correction and removal (recall) regulations. We may be required to expend significant resources to ensure ongoing compliance with the FDA regulations and/or take satisfactory corrective action in response to enforcement action, which may have a material adverse effect on the ability to design, develop and commercialize applications and products using our technology as planned. Failure to comply with these requirements may subject us to a range of enforcement actions, such as warning letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization, as well as significant adverse publicity. If we fail to obtain, or experience significant delays in obtaining, regulatory approvals for IVD or other applications and products, such applications and products may not be able to be launched or successfully commercialized in a timely manner, or at all.
Laboratory developed tests (“LDTs”) are a subset of IVD tests that are designed, manufactured and used within a single laboratory. The FDA maintains that LDTs are medical devices and has for the most part exercised enforcement discretion for most LDTs. A significant change in the way that the FDA regulates any LDTs that our customers develop using our RUO components could affect our business. If the FDA requires laboratories to undergo premarket review and comply with other applicable FDA requirements in the future, the cost and time required to commercialize an LDT will increase substantially, and may reduce the financial incentive for laboratories to develop LDTs, which could reduce demand for our RUO applications and products.
We develop applications and products for clinical laboratories, which may be qualified as LDTs, as well as market RUO applications and products. Our customer may decide to validate our applications and products to use as an LDT, which will be covered under Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and CMS, although future developments may cause us to be subject to additional FDA requirements.
The laws and regulations governing the marketing of diagnostic applications and products are evolving, extremely complex and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Pursuant to its authority under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), the FDA has jurisdiction over medical devices, including in vitro diagnostics and, therefore, potentially our applications and products.
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
We currently do not offer any diagnostic applications and products in the United States. We believe that our research applications and products, as utilized in clinical laboratories by our customers, are and would be considered LDTs and that as a result, the FDA does not require that they obtain regulatory clearances or approvals for the LDTs or their components pursuant to the FDA’s current policies and guidance. Although we believe that our products and test components delivered to our customers, when validated as LDTs, are either exempt from FDA medical device regulations or are subject to an enforcement discretion policy, it is possible that the FDA would not agree with these determinations or that the FDA will change its regulations and policies such that our applications and products become regulated as medical devices.
In addition, changes in the current regulatory framework for diagnostic applications, products, and services can impose additional regulatory burdens on us. For example, the FDA’s Center for Devices and Radiological Health is currently considering a total product lifecycle-based regulatory framework for AI/ML technologies. On January 12, 2021, the FDA released its Artificial Intelligence/Machine Learning-Based Software as a Medical Device Action Plan. As the regulatory framework evolves, we may incur substantial costs to ensure compliance with new or amended laws and regulations. Failure to comply with any of these laws and regulations could result in enforcement actions against us, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business.
We may be required to seek FDA-premarket review of other applications, products, and services, including reports that we do not currently believe require premarket authorization but could be subject to additional regulation including premarket review. The Verifying Accurate Leading-edge IVCT Development Act of 2021 (the “VALID Act of 2021,” the “VALID Act” or the “Act”) was introduced in both the House and Senate on June 24, 2021 which seeks to regulate laboratory testing and to modernize FDA regulations of diagnostic applications and products and it could increase the types of our reports which are subject to premarket review. For any such review, we are required to conduct extensive analytical validation and user comprehension studies to demonstrate the accuracy of our test results and that they are appropriate for sale directly to consumers. This process will likely be costly, time-consuming and uncertain. Delays in receipt of, or failure to obtain, authorizations or clearances could materially delay or prevent us from commercializing new applications, products, and services or result in substantial additional costs. We may not be able to obtain FDA authorization for all our applications, products, and services.
Further, on September 28, 2022, the FDA has issued the guidance on Clinical Decision Support software. It is unclear how any such guidance will impact our SOPHiA DDM Plarform.
Our operations, therefore, are or may become subject to extensive regulation by the FDA in the United States, the IVDR in the EU, the MHRA in the UK, and various health authorities, in particular SwissMedic in Switzerland, and the ANSM in France, and in other jurisdictions in which we conduct business. Government regulations specific to medical devices are wide-ranging and govern, among other things:
•test design, development, manufacture, and release;

•laboratory and clinical testing, labeling, packaging, storage and distribution;
•product safety and efficacy;
•premarketing clearance or approval;
•service operations;
•record keeping;
•application and product marketing, promotion and advertising, sales and distribution;
•post-marketing surveillance, including reporting of deaths or serious injuries, recalls, correction and removals;
•post-market approval studies; and
•product import and export.
The FDA, the EMA, the MHRA and U.S. state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by any such agency, which may include any of the following sanctions:
•adverse publicity, warning letters, untitled letters, “it has come to our attention” letters, fines, injunctions, consent decrees and civil penalties;
•repair, replacement, refunds, recall or seizure of our products;
•operating restrictions, partial suspension or total shutdown of production;
•denial of our requests for regulatory clearance or PMA of new applications and products, new intended uses or modifications to existing applications and products;
•withdrawal of regulatory clearance or PMA that have already been granted; or
•criminal prosecution.
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
Failure to comply with federal, state, and foreign laboratory licensing requirements if we begin to provide diagnostic applications and products in the United States could result in significant penalties and materially adversely affect our operations.
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

Based on our current scope of operations, we do not currently operate a CLIA-certified laboratory and our customers are responsible for their own CLIA certification. However, if we begin to provide diagnostic applications and products in the United States, we will become subject to such requirements.
We may fail to obtain required clearances or approvals in additional jurisdictions for any of our applications, products, or services and, even if we do, we may never be able to commercialize them in additional jurisdictions, which would limit our ability to realize their full market potential.
In order to eventually market any of our current or future applications, products, and services in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding quality, safety, performance and efficacy. In addition, regulatory clearance, authorization or approval in one country does not guarantee regulatory clearance, authorization or approval in any other country. For example, the performance characteristics of our applications, products, and services may need to be validated separately in specific ethnic and genetic populations. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.
Seeking regulatory clearance, authorization or approval could result in difficulties and costs. Regulatory requirements and ethical approval obligations can vary widely from country to country and could delay or prevent the introduction of our applications, products, and services in those countries. We have no experience in obtaining regulatory clearance, authorization or approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required regulatory clearances, authorizations or approvals in international markets, or if those approvals are delayed, our target market will be reduced and our ability to realize the full market potential of our applications, products, and services will be unrealized.
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
We are subject to stringent privacy and, information security laws and regulations and changes in such laws and regulations could adversely affect our business and increase our costs.
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
There is ongoing concern from privacy advocates, regulators and others regarding data privacy and security issues, and the number of jurisdictions with data privacy and security laws has been increasing. Also, there are ongoing public policy debates regarding whether the standards for de-identification, anonymization or pseudonymization of health information are sufficient, and whether the risk of re-identification is sufficiently small, to adequately protect patient privacy. In particular, there are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. These laws and regulations include HIPAA, which establishes a set of national privacy and security standards for the protection of protected health information (“PHI”) by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services as well as their covered subcontractors. HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information and ensure the confidentiality, integrity and availability of electronic PHI. For instance, we offer private cloud-based software to help medical personnel and laboratories more efficiently use our applications and products. The software maintains security safeguards that are designed to be consistent with HIPAA, but we cannot guarantee that these safeguards will not fail or that they will not be deemed inadequate in the future. In addition, we could be subject to periodic audits for compliance with the HIPAA Privacy and Security Standards by the HHS and our customers. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. Furthermore, in the event of a breach as defined by HIPAA, the covered entity has specific reporting requirements under HIPAA. In the event of a significant breach, the reporting requirements could include notification to the general public. Enforcement activity can result in reputational harm, and responses to such enforcement activity can consume significant internal resources. Additionally, if we are unable to properly protect the privacy and security of PHI, we could be found to have breached our contracts. Determining whether PHI has been handled in compliance with applicable privacy standards and our contractual obligations can be complex, and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations.
In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws, such as those of California and other states that have adopted versions of the Consumer Data Privacy Act, are more stringent or broader in scope, or offer greater rights to individuals, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. In addition, new legislation or constitutional amendments proposed or enacted in various states impose, or have the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in the U.S. Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, and may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.
Outside of the United States, laws, regulations and standards in many jurisdictions, including data localization and storage requirements, apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information, which impose significant compliance obligations. For example, in the EU and the European Economic Area (the “EEA”), the collection, use and other processing of personal data, is governed by the GDPR, which became effective in May 2018. The GDPR imposed high data privacy and security standards and requirements on companies in relation to the processing of personal data in the EU and/or of EU data subjects, including, for example, requirements to establish a legal basis for processing, higher standards for obtaining consent from individuals to process their personal data, including sensitive data such as health or genomic information, more robust disclosures to individuals and a strengthened individual data rights regime, requirements to implement safeguards to protect the security and confidentiality of personal data that requires the adoption of administrative, physical and technical safeguards, shortened timelines for data breach notifications to appropriate data protection authorities or data subjects, limitations on retention and secondary use of information, increased requirements pertaining to health data and additional obligations when we contract third-party processors in connection with the processing of the personal data. EU and EEA member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU and EEA member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater, and other administrative penalties.
Further, the exit of the UK from the EU, often referred to as Brexit, has resulted in the UK transposing the GDPR into domestic law, with its version of the GDPR having taken effect on January 1, 2021.
On June 28, 2021, the EU issued an adequacy decision to the UK under the GDPR, resulting in the UK qualifying as a country that is deemed to have an ‘essentially equivalent’ level of data protection to the EU. Based on such decision, data transferred from the EU to the UK remains unaffected, however should the UK lose its adequacy status, it may lead to increased costs in our business in order to set up procedures to remain GDPR compliant for UK activities.

In Switzerland, the collection and processing of personal data is governed by the Swiss Federal Act on Data Protection (the “FADP”). The revised FADP is expected to enter into force in September 2023. The FADP provides for data protection principles that are substantially similar to those applied under the GDPR, and the FADP also applies to collection and processing of personal data outside of Switzerland. For more information on the FADP, see “Item 4. Information the Company—B. Business Overview—Government Regulation—Data Privacy and Security—General Data Protection Regulation and Other Foreign Laws and Regulations.”

Although there are legal mechanisms to allow for the transfer of personal data from the EEA, Switzerland and the UK to the United States, uncertainty remains about such mechanisms. For example, legal challenges in the EU and EEA to the mechanisms that allow companies to transfer personal data from the EU and EEA to the United States could result in further limitations on the ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers. Specifically, on July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union, invalidated the European Commission’s Decision 2016/1250 on the adequacy of the protection provided by the EU-U.S. Privacy Shield Framework (Privacy Sheild 1.0). Although we rely on the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, for cross-border data transfers from the EU to the United States and other jurisdictions, Schrems II also raised questions about whether the Standard Contractual Clauses can lawfully be used for such data transfers. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. On October 7, 2022, the President of the United States signed an Executive Order to implement the EU & United States Data Privacy Framework, known as Privacy Shield 2.0. The effect of this is to provide a similar transfer mechanism to the now-defunct Privacy Shield 1.0. On December 13, 2022, the European Commission echoed the US’s sentiments by publishing a draft adequacy decision for the Privacy Shield 2.0. Although this new adequacy decision may ease the EU-US data transfer process, uncertainty remains as to whether Privacy Shield 2.0 will face similar legal challenges raised under Privacy Shield 1.0.

Inability to transfer personal data from the EU, EEA, Switzerland or the UK to the United States may restrict our research and development activities in these territories and limit our ability to offer applications, products, and services we may develop. Similar restrictions of cross-border data transfer apply to Switzerland, where the Swiss Federal Data Protection and Information Commissioner (the “FDPIC”) considers that the Privacy Shield 1.0 did not provide an adequate level of data protection and may provide similar legal opinion on the Privacy Shield 2.0.

We expect that there will continue to be new proposed international laws and regulations concerning data privacy and security, particularly laws and regulations issued by the EU. Whilst we are making preparations for such laws and regulations, we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. In February 2020, the European Commission communicated its ‘European Strategy for Data’, with the aim of establishing several legislative instruments that provide further data processing requirements on companies, and additional data protection and privacy rights to EU citizens. The legislative instruments that could directly impact our business include the Artificial Intelligence Act regulation (AI Act), the Data Act regulation (Data Act) and the European Health Data Space regulation (EHDS).

The AI Act introduces a regulatory framework for artificial intelligence (AI), to ensure that AI systems within the EU are safe and comply with existing laws on fundamental rights, norms and values. Non-compliance with the AI Act can lead to fines of up to 30 Million Euros or 6% global turnover. As of now it is unclear whether such fines apply separately or in parallel to the GDPR. The Data Act proposes new rules on consumers and businesses using and accessing data generated in the EU through the usage of connected devices, such as the Internet of Things products (IoT), and their related services. The EHDS sets out to create a common and interoperable environment (by way of an online platform) that allows the handling and using of electronic health records by individuals, companies and public bodies.

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
We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our internet platform and press statements. Although we endeavor to comply with our public statements and documentation, we may be alleged to have failed to do so. The publication of our privacy policy and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unlawful, unfair or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us could cause our customers to reduce their use of our applications, products, and services and could materially and adversely affect our business, financial condition and results of operations. In many jurisdictions, enforcement actions and consequences for noncompliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether our applications, products, services, or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use and reuse, retention, security, disclosure, transfer and other processing of personal information or other privacy-related or security-related matters, even if unfounded, could damage our reputation and materially and adversely affect our business, financial condition and results of operations.
Many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our third-party service providers. For example, the GDPR requires from companies experiencing a personal data breach to report the breach within 72 hours to the supervisory authority and where necessary to the individuals affected by the breach. Also, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, jurisdictions have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify customers or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.
Our operations may subject us to various healthcare laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.
Our operations may subject us to health care regulation and enforcement by both the federal government and the states and foreign jurisdictions in which we conduct our business. Various federal and state laws, as well as the laws of foreign countries, prohibit payments to induce the referral, purchase, order or use of healthcare applications, products, or services and require medical device companies to limit, prevent, and/or monitor and report certain payments to third-party payors, healthcare professionals and other individuals. These healthcare fraud and abuse anti-kickback, public reporting and aggregate spend laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with providers, hospitals, medical personnel or other potential purchasers or users, including patients, of medical devices and services. They also impose additional administrative and compliance burdens on us. In particular, these laws influence, among other things, how we structure our sales offerings, including discount practices, customer support, education and training programs, and physician consulting and other service arrangements. These laws prohibit certain marketing initiatives that are commonplace in other industries. If we were to offer or pay inappropriate inducements for the purchase, order or use of our SOPHiA DDM Platform and related solutions, applications, products, and services or our services, or our arrangements are perceived as inappropriate inducements, we could be subject to claims under various healthcare fraud and abuse laws. Restrictions under applicable U.S. federal and state healthcare laws and regulations include the following:
•the federal Anti-Kickback Statute (the “AKS”), which prohibits, among other things, persons or entities from soliciting, receiving, offering or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in return for, or to induce, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or services for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs;
•the federal physician self-referral prohibition, commonly known as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients to providers of “designated health services” with whom the physician or a member of the physician’s immediate family has an ownership interest or compensation arrangements, unless a statutory or regulatory exception applies;
•the federal Eliminating Kickbacks in Recovery Act of 2018 (the “EKRA”) prohibits payments for referrals to recovery homes, clinical treatment facilities, and laboratories. EKRA’s reach extends beyond federal health care programs to include private insurance (i.e., it is an “all payor” statute). The full scope of such law is uncertain and is subject to a variety of interpretations;
•HIPAA, which established additional federal civil and criminal liability for, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services;
•HIPAA, as amended by HITECH and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;
•federal false claims and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to the federal government;
•the federal Physician Payments Sunshine Act requirements under the ACA, which require certain manufacturers of drugs, devices, biologics and medical supplies to report to CMS information related to payments and other transfers of value made to or at the request of physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and certain ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives during the previous year; and
•state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers.
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
We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, collaborators, distributors, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, anti-corruption, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by these parties could include intentional failures to comply with FDA, EMA, MHRA or other applicable regulations, including, without limitation, regulations governing the marketing, sale, labeling and use of RUO and IVD applications and products, provide accurate information to the FDA, the EMA, the MHRA and comparable regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. Such improper actions could subject us to civil, criminal and regulatory investigations, monetary and injunctive penalties, regulatory enforcement actions, fines and penalties, including regulatory prohibitions on offering our SOPHiA DDM Platform and related solutions, applications, products, and services in one or more countries or markets, and could adversely impact our ability to conduct business, operating results and reputation.
In addition, we are subject to the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act 2010 and the French Law n° 2016-1691 (Sapin II). The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments, government purchasers and healthcare providers who are employed by governments. There is no certainty that all of our employees, collaborators, distributors, agents, contractors and collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics (the “Code of Ethics”), an anti-corruption policy, certain provisions in some of our agreements with third parties, including our collaborators and distributors, and certain controls and procedures in place that are designed to mitigate the risk of noncompliance with anti-corruption and anti-bribery laws. However, it is not always possible to identify and deter misconduct by employees and agents, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing down of our facilities, exclusion from participation in federal healthcare programs, implementation of compliance programs, integrity oversight and reporting obligations and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our SOPHiA DDM Platform and related solutions, applications, products, and services in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.
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
If a clinical trial subject’s or a clinical research study participant’s informed consent is challenged or proven invalid, unlawful, or otherwise inadequate for our purposes, our application and product development efforts may be hindered and we could become involved in legal challenges.
We seek to ensure that all data and biological samples that we receive from our collaborators and customers have been collected from subjects or participants who have provided appropriate informed consent for purposes that extend to our development activities. We also strive to make sure such data and samples are provided to us in a subject de-identified manner. Our collaborators currently conduct clinical trials and clinical research studies in a number of different countries. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genomic material under a large number of different legal systems. Therefore, we rely on our collaborators and customers to comply with the informed consent requirements and with applicable local law and international regulation. The subject’s or participant’s informed consent obtained in any particular country could be challenged in the future, and those could prove invalid, unlawful or otherwise inadequate for our purposes. Any findings against us, or our collaborators and customers, could deny us access to or force us to stop using some of our data and clinical samples, which would hinder our application and product development efforts, potentially involve us in costly and prolonged litigation, result in reputational harm and adversely affect our business, financial condition and results of operations.
If we or our suppliers fail to comply with ongoing FDA or comparable regulatory authority requirements, or if we experience unanticipated problems with our research and diagnostic, they could be subject to restrictions or withdrawal from the market.
Any medical device that we manufacture, including those for which we obtain regulatory clearance or approval, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such diagnostic test, will be subject to continued regulatory review, oversight and periodic inspections by the FDA and comparable regulatory authorities. In particular, we and our suppliers may be required to comply with the FDA’s QSR for medical devices, the International Standards Organization (“ISO”) 13485 standards for the manufacture of our diagnostic products and other regulations that cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any diagnostic test for which we obtain clearance or approval. Regulatory authorities enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and comparable regulatory authorities, or the failure to timely and adequately respond to any adverse inspection observations or product safety issues, could result in, among other things, one or more of the following enforcement actions:
•untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
•unanticipated expenditures to address or defend such actions;
•customer notifications for repair, replacement or refunds;
•recall, detention or seizure of our diagnostics products;
•operating restrictions or partial suspension or total shutdown of production;
•refusing or delaying our requests for 510(k) clearance or PMA of new diagnostics products or modified versions of such products currently manufactured;
•operating restrictions;
•withdrawing 510(k) clearances on PMA approvals that have already been granted; and
•criminal prosecution.
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
Risks Related to Intellectual Property
If we are not able to obtain, maintain, defend and enforce patent and other intellectual property protection or if the scope of such patent and other intellectual property protection is not sufficiently broad, our competitors could develop and commercialize applications, products, services, and technology similar or identical to ours.
Our success depends in part on our ability to obtain, maintain, defend, and enforce patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, as well as our ability to preserve our trade secrets and to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. Our ability to protect our applications, products, or services from unauthorized use by third parties depends on the extent to which valid and enforceable patents cover them or they are effectively protected as trade secrets. Although we have filed a number of patents, our patent portfolio is in an earlier stage of prosecution, and we own a limited number of issued patents related to our applications, products, and technology. For information regarding our patent portfolio, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”
The patent position of biotechnology and information technology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. There can be no assurance that our patent rights will not be invalidated or held to be unenforceable, will adequately protect our technology, applications, products, or services or provide any competitive advantage, or that any of our pending or future patent applications will issue as valid and enforceable patents. Our ability to obtain and maintain patent protection for our methods and related solutions, applications, products, or services is uncertain due to a number of factors, including that:
•we or our licensors may not have been the first to invent the technology covered by our pending patent applications or issued patents;
•we or our licensors may not be the first to file all patent applications, as patent applications in the United States and most other countries are confidential for a period of time after filing;
•our methods and related solutions, applications, and products may not be patentable;
•our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
•any or all of our pending patent applications may not result in issued patents;
•others may independently develop identical, similar or alternative technologies;
•others may design around our patent claims to produce competitive technologies, methods, applications, or products that fall outside of the scope of our patents;
•we may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection;
•we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;
•any patents issued to us may not provide a basis for commercially viable methods, applications, or products, may not provide any competitive advantages or may be successfully challenged by third parties;
•a third party may challenge our patents in court and, upon such a challenge, a court may not hold that our patents are valid, enforceable and non-infringing;
•a third party may challenge our patents in various patent offices and, if challenged, we may be compelled to limit the scope of our pending, allowed or granted claims or lose some or all of the pending, allowed or granted claims altogether;
•the patents of others could harm our business; and
•our competitors could conduct research and development activities in countries where we will not have enforceable patent rights and then use the information learned from such activities to develop competitive methods, applications, or products for sale in our major commercial markets.
While we will endeavor to protect our technology with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations or manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, we cannot guarantee that any patents will be issued from any of our pending or future patent applications. The standards applied by the U.S. Patent and Trademark Office (“the USPTO”) and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology or information technology patents. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. As such, we do not know the degree of future protection that we will have on our proprietary applications, products, services, and technology. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.
Even if we have or obtain patents, we may still be barred from making, using, and selling such methods, applications, products, or services because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions, software applications, products, or methods that are similar or identical to ours, which could materially affect our ability to successfully develop our technology or to successfully commercialize any approved assays alone or with collaborators. Patent applications in the United States and elsewhere are generally published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications could have been filed by others without our knowledge. Additionally, pending claims in patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies or related solutions, applications, products, and services. These patent applications may have priority over patent applications filed by us.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to third party pre-issuance submissions of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our applications, products, services and technology and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize applications, products, or provide services without infringing third-party patent rights. Moreover, we, or our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical applications, products, services, and technology, or limit the duration of the patent protection of our applications, products, services, and technology. Such proceedings also may result in substantial cost and require significant time from our employees and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by the patents and patent applications we own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future technology.
In addition, third parties may be able to develop technology that is similar to, or better than, ours in a way that is not covered by the claims of our patents or may have blocking patents that could prevent us from marketing our applications and products or practicing our own patented technology. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed and the life of a patent, and the protection it affords, is limited. Without patent protection for current or future methods and related solutions, applications, products, and services, we may face competing technology. Given the amount of time required for the development and testing, and regulatory review where necessary, patents protecting such technology might expire before or shortly after such technology is commercialized. At the same time, given the rapid pace of technological advancement and innovation in the information technology field, the time needed to obtain patents for novel information technology solutions often renders the protection, once obtained, ineffective if the protected solution has become obsolete or widely-adopted while the patent protection was pending. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology similar or identical to that we or our collaborators may develop.
Moreover, certain of our patents and patent applications may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third party co-owners’ interest in such patents or patent applications, such co-owners may be able to use or license their rights to other third parties, including our competitors, and our competitors could market competing applications, products, and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations, and prospects.
We may in the future be involved in lawsuits to defend or enforce our patents and proprietary rights. Such disputes could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our technology, applications, products, and services, prohibit our use of proprietary technology or put our patents and other proprietary rights at risk.
Competitors and other third parties may infringe, misappropriate or otherwise violate our patents and intellectual property rights or the patents and intellectual property rights of our licensors. The enforcement of such claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly. In addition, our ability to enforce our patents or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect those who infringe on our intellectual property rights who do not advertise the components or methods that are used in connection with their applications, products, and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s application, product, or service.
If we were to initiate legal proceedings against any other third party to enforce a patent covering our technology, the defendant could assert that our patent is invalid or unenforceable. In patent litigation in the United States and Europe, defendants alleging invalidity or unenforceability are common responses to a claim of infringement. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, overbreadth or lack of utility. Third parties might allege unenforceability of our patents because during prosecution of the patent, an individual connected with such prosecution withheld relevant information or made a misleading statement. Third parties may also raise challenges to the validity of our patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to, our patents in such a way that they no longer cover our technology, applications, or products. The outcome of proceedings involving assertions of invalidity and unenforceability, including during patent litigation, is unpredictable. With respect to the validity of patents, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution, but that an adverse third party may identify and submit in support of such assertions of invalidity. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology. Such a loss of patent protection could have a material adverse effect on our business. Our patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. There can be no assurance that we will have sufficient financial or other resources to file and pursue infringement claims, which typically last for years before they are concluded. We may or may not choose to pursue litigation or other actions against those who have infringed on our patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or commercialization activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Uncertainties resulting from patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, our ability to raise additional funds, and could otherwise have a material adverse effect on our business, financial condition, results of operations, and prospects.
We may in the future be subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which would be uncertain and could have a material adverse effect on our business.
Our commercial success depends in part upon our ability to develop, manufacture, market, and sell our applications, products, and services and use our proprietary technology without infringing, misappropriating or otherwise violating the patents or other intellectual property or proprietary rights of third parties. Litigation relating to infringement, misappropriation or other violations of patents and other intellectual property rights in the biotechnology industry is common, including patent infringement lawsuits, trade secret lawsuits, interferences, oppositions, and inter partes review, post-grant review and re-examination proceedings before the USPTO, and corresponding international patent offices.
In the future, we may be subject to third-party claims and similar adversarial proceedings or litigation regarding our infringement, misappropriation, or any other violation of a third party’s patent or other intellectual property rights. If any such claim or proceeding is brought against us, our collaborators or our third-party service providers, our development, manufacturing, marketing, sales, and other commercialization activities could be similarly adversely affected. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that third-party patents asserted against us are valid, enforceable, and infringed, which could materially and adversely affect our ability to develop, manufacture, market, sell and commercialize any of our applications, products, or services. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe any third party’s patents or other intellectual property rights, and we are unsuccessful in demonstrating that such patents or other intellectual property are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing, marketing, selling, and commercializing our applications, products, and services. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, which would give our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing, royalty, and other payments. We also could be forced, including by court order, to cease developing, manufacturing, marketing, selling, and commercializing the infringing application, product, or technology. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects.
The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. It is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we may be unable to develop, manufacture, market, sell, and commercialize applications, products, or services or perform research and development or other activities covered by these patents. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, many companies in intellectual property-dependent industries, including the biotechnology industry, have employed intellectual property litigation as a means to gain an advantage over their competitors. Furthermore, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology industry expands and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our applications, products, services, and technology may be subject to intellectual property-related claims by third parties.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays or prohibit us from manufacturing, marketing, selling or otherwise commercializing our applications, products, services, and technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or commercialization activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Uncertainties resulting from patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, our ability to raise additional funds, and could otherwise have a material adverse effect on our business, financial condition, results of operations, and prospects.
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
Even though we actively file patent applications, we also rely on intellectual property rights licensed from third parties to protect our technology, including licenses that give us rights to third-party intellectual property that is necessary or useful for our business. For example, we are dependent on licenses from Normandie Valorisation for certain products we commercialize. If one or both of our license agreements with Normandie Valorisation were to terminate for any reason, we may be required to cease the manufacturing, marketing, selling, and commercialization of certain products. For more information regarding these license agreements, please see “Item 10. Additional Information—C. Material Contracts.”
We also may license additional third-party intellectual property in the future. Our success will depend in part on the ability of our licensors to obtain, maintain, protect, and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. These licenses, and other licenses we may enter into in the future, may not provide adequate rights to use such intellectual property and proprietary technologies in all relevant fields of use or in all territories in which we may wish to develop or commercialize technology, applications, products, and services in the future. In some cases, patent prosecution of our licensed technology is controlled by the licensor. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, and maintained in a manner consistent with the best interests of our business. For example, under our license agreements with Normandie Valorisation, Normandie Valorisation controls the prosecution, maintenance and defense of the patents licensed to us pursuant to the agreements. Our licensors may not successfully prosecute the patent applications licensed to us, by failing to draft or prosecute the patents and patent applications licensed to us in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. Even if patents issue or are granted, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue litigation less aggressively than we would. Further, we may not obtain exclusive rights, which would allow for third parties to develop competing applications and products. In addition, our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If our licensors fail to obtain and maintain a patent or other protection for the proprietary intellectual property we license from such licensor, we could lose our rights to such intellectual property or the exclusivity of such rights, and our competitors could market competing technology using such intellectual property. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we or our collaborators may be unable to develop or commercialize the affected technology, which could adversely affect our competitive business position and harm our business prospects.
Our existing license agreements impose, and we expect that future license agreements will impose, various development, commercialization, royalty, diligence, patent prosecution and enforcement, and other obligations on us. If we breach any of these obligations, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in our being unable to commercialize related solutions, applications, products, or services that are covered by these agreements, which could materially adversely affect the value of any such technology and our business. In spite of our efforts, our licensors might conclude that we have breached our obligations under such license agreements, and might therefore terminate the license agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future applications and products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in the applications, products, and services that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize applications, products, and services, we may be unable to achieve or maintain profitability.
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
Disputes may arise regarding intellectual property subject to a license agreement, including those relating to:
•the scope of rights, if any, granted under the license agreement and other interpretation-related issues;
•the amounts of royalties due under the license agreement;
•whether, and the extent to which, our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;
•our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•the sublicensing of patent and other rights under the license agreements;
•the inventorship and ownership of inventions and know-how resulting from the creation or use of intellectual property by our licensors and by us and our collaborators; and
•the priority of invention of patented technology.
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
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Obtaining and maintaining a patent portfolio entails significant expense, including periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and patent applications, which must be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing collaborators to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. We may or may not choose to pursue or maintain protection for particular intellectual property in our portfolio. If we choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Furthermore, we employ reputable law firms and other professionals to help us comply with the various procedural, documentary, fee payment and other similar provisions we are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or non-compliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be successful in obtaining necessary rights to any applications, products, or services we may develop through acquisitions and in-licenses.
We currently have rights to intellectual property, through licenses from third parties, to identify and develop certain applications, products, services and technology. Many pharmaceutical companies, biotechnology companies and academic institutions are competing with us and filing patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders.
However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for our business. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We will not seek to protect our intellectual property rights in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.
Filing, prosecuting, and defending patents in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In-licensing patents covering our technology in all countries throughout the world may similarly be prohibitively expensive, if such opportunities are available at all. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection, or from selling or importing our technology in and into the United States or other jurisdictions.
We generally apply for patents in those countries where we intend to make, have made, use or offer for sale our applications, products, or services, and where we assess the risk of infringement to justify the cost of seeking patent protection. However, we may not seek protection in all countries where we will commercialize our applications, products, and services and we may not accurately predict all the countries where patent protection would ultimately be desirable. If we fail to timely file a patent application in any such country or major market, we may be precluded from doing so at a later date. Competitors may use our technology in jurisdictions where we do not pursue and obtain patent protection to develop their own assays and products and may export otherwise infringing assays and products to territories where we have patent protection, but where our ability to enforce our patent rights is not as strong as in the United States. These applications, products, and services may compete with technologies that we or our collaborators may develop, and our patents or other intellectual property rights may not be effective or sufficient to prevent such competition.
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
We have certain trademark applications pending in the United States and abroad, but there can be no assurance that these applications will be allowed and not opposed. Any denial of our trademark applications or adverse ruling in any opposition proceedings could prevent us from differentiating our applications, products and/or services and maintaining consistency across our brand. Even if these applications proceed to registration, third parties may challenge our use or registration of these trademarks in the future. In the event that our trademarks are successfully challenged, we could be forced to rebrand our applications and products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Other biotechnology companies may be using trademarks that are similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, they may infringe our trademarks and we may not have adequate resources to enforce our trademarks. If we attempt to enforce our trademarks and assert trademark infringement claims, a court may determine that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. Furthermore, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Failure to maintain our trademark registrations, or to obtain new trademark registrations in the future, could limit our ability to protect our trademarks and impede our marketing efforts in the countries in which we operate. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.
Our use of “open-source” software could subject our proprietary software to general release, adversely affect our ability to sell our applications and products or provide our services, and subject us to possible litigation.
A portion of the applications, products, or technologies licensed, developed or distributed by us incorporate so-called “open-source” software, and we may incorporate open-source software into other applications, products, or technologies in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses. Some open-source licenses may contain requirements that we disclose source code for modifications we make to the open-source software and that we license such modifications to third parties at no cost. In some circumstances, distribution of our software in connection with open-source software could require that we disclose and license some or all of our proprietary code in that software as well as distribute our applications and products that use particular open-source software at no cost to the user.
We monitor our use of open-source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code; however, there can be no assurance that such efforts will be successful. Open-source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of certain of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our applications, products, and technologies.
Companies that incorporate open-source software into their applications and products have, in the past, faced claims seeking enforcement of open-source license provisions and claims asserting ownership of open-source software incorporated into their applications and products. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of an open-source license, we could incur significant legal costs from defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our applications and products. In addition, if we combine our proprietary software with open-source software in certain ways, under some open-source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop applications, products, and services that are similar to or better than ours and otherwise have a material adverse effect on our business, financial condition, results of operations, and prospects.
Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our applications and products.
Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to a patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy Smith America Invents Act (the “America Invents Act”) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions. Since patent applications in the United States and most other countries are confidential for a period after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our software applications and products, or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.
The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.
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
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to make applications and products or provide services that are similar to ours but that are not protected by our intellectual property;
•we or our licensors might not have been the first to make the inventions covered by our patents;
•we or our licensors might not have been the first to file patent applications covering certain of our or their inventions;
•others may seek to file provisional applications in the United States, thereby securing an earlier priority date that would prevent us from securing intellectual property rights in the same market space;
•others, including inventors or developers of our owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;
•it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;
•issued patents for which we have rights may not provide us with any competitive advantage and may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;
•our competitors might conduct research and development activities in countries where we do not have patent rights or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive applications, products, and services in our commercial markets;
•we may not develop additional proprietary technologies that are patentable;
•the patents or pending or future applications of third parties, if issued, may harm our business; and
•we or our licensors may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Risks Related to Our Financial Position and Capital Requirements
We have incurred net losses since our inception and expect to continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.
We have incurred losses since our inception and expect to continue to incur losses for the foreseeable future. For the years ended December 31, 2022 and 2021, we reported net losses of $87.4 million and $73.7 million, respectively. As of December 31, 2022, we had an accumulated deficit of $298.8 million.
We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to (i) research and development, in particular to further expand the features, applications and data modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; (ii) expanding selling and marketing efforts for our SOPHiA DDM Platform, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies; (iii) establishing and maintaining relationships with our collaborators and customers across the healthcare system; and (iv) obtaining regulatory clearance or approval to offer our applications and products as IVD applications and products for diagnostic use. We may encounter unforeseen expenses, difficulties, complications, delays and unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of growth of our expenses and of our revenue. In addition, we have incurred and expect to continue to incur increased general and administrative expenses associated with operating as a public company. Our net losses may fluctuate significantly from quarter to quarter and from year to year.
Because of the numerous risks and uncertainties associated with our research and development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve or sustain profitability would depress our market value and could impair our ability to execute our business plan, raise capital, develop additional applications, products, and services and continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment.

We may need to raise additional capital to fund our existing operations, further develop our SOPHiA DDM Platform, applications, and products; commercialize our applications, products, and services; and expand our operations.
Since our inception, we have used substantial amounts of cash. The research and development process as well as selling and marketing efforts are capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop, commercialize and market additional features, applications and data modalities of our SOPHiA DDM Platform and related solutions, applications, products, and services. In addition, we may also raise capital to expand our business and pursue strategic investments, to take advantage of financing opportunities or for other reasons. We do not have any committed external source of funds and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. See “—Risks Related to Our Securities—Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research and development, commercialization and growth efforts.
We expect that our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditures through at least the next twelve months. However, changes to our operating plan as well as favorable market conditions or strategic considerations may result in us seeking to raise additional capital even if we believe we have sufficient capital to fund our current and future operating plans.
We may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property, technology, applications, and products or we may be required to grant licenses for our intellectual property, technology, applications, and products on unfavorable terms.
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
Operating our business is costly, and we expect our expenses to continue to increase in the future as we broaden our customer base and expand our platform, applications, services, and product offerings. In particular, a significant portion of our business, including our SOPHiA DDM Platform, is provided through a cloud-native software platform and computational and storage-related costs and fees constitute a significant portion of our cost of revenue. While we seek to negotiate favorable economic arrangements with respect to computational and storage-related costs and fees, in the near term, we expect that our gross profit margin will be adversely impacted by such fees and costs as we have purchased, and may be required to continue to purchase, increased capacity at less favorable rates in order to address increased demand for our SOPHiA DDM Platform and related solutions, applications, products and services. In addition, we collaborate with manufacturers in the assembly and development of our research and diagnostic products, in particular DNA enrichments kits. While we are undertaking a number of initiatives designed to reduce our costs, including provisions in our manufacturing and supply agreements that limit our counterparty’s ability to increase prices for the manufactured products if certain conditions are met by us, and expect that our gross margin will increase as we broaden our customer base and increase customer engagement, there can be no assurance that we will be able to achieve planned cost reductions. There may also be unforeseen occurrences that increase our costs, such as increased prices of the components of our products, increased costs of hosting and consumer support services, changes to labor costs or less favorable terms with third-party suppliers, service providers or manufacturing collaborators. In addition, if our platform, applications, services and product mix becomes more customer-specific and diversified, our costs may increase. If we are unable to reduce our costs, or if cost reductions are less significant or less timely than those we project, we will not be able to achieve sustainable gross margins, which would adversely affect our ability to invest in and grow our business.
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
We are entitled to carryforward losses incurred in Switzerland, the United States and other jurisdictions in which we conduct business, which could be used to offset future taxable income. Due to our limited income, there is a significant risk that our tax loss carryforwards will expire in part or in their entirety and cannot be used to offset future taxable income for corporate income tax purposes. Furthermore, any tax loss carryforwards that we report on our tax returns are subject to review and confirmation by the competent tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent tax authorities may not accept the reported tax loss carryforwards in part or in their entirety.
Changes in tax laws or the interpretation of tax laws could have a material impact on our financial condition.
We are subject to standard corporate income taxation with the expiration of our tax holiday on December 31, 2022. The standard corporate tax rates in Saint-Sulpice, Canton of Vaud, Switzerland, can change from time to time. However, we expect that the standard combined (federal, cantonal, communal) corporate income tax rate, except for dividend income for which we could claim a participation exemption, from 2023 onwards shall be approximately 13.5%. We are also subject to corporate income taxation in other jurisdictions in which we currently operate, including France, Italy, the United States, the UK, Brazil, and Australia. Changes in tax laws or the interpretation of tax laws in Switzerland, France, Italy, the United States, the UK, Brazil, Australia and other jurisdictions in which we currently operate or will operate in the future could have a material adverse effect on our financial condition.
We are subject to risks related to taxation in multiple jurisdictions.
We are subject to income taxes in Switzerland and foreign jurisdictions. Significant judgments based on interpretations of existing tax laws or regulations may be required in determining our provision for income taxes. Our effective income tax rate could be adversely affected by various factors, including, but not limited to, changes in the combination of earnings in tax jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in existing tax policies, laws, regulations or rates, changes in the level of non-deductible expenses (including share-based compensation), changes in the location of our operations, changes in our future levels of research and development spending, mergers and acquisitions or the result of examinations by various tax authorities. Although we believe our tax estimates are reasonable, if taxing authorities disagree with the positions taken on our tax returns, we could have additional tax liability, including interest and penalties.
Exchange rate fluctuations have in the past materially affected and may in the future materially affect our results of operations and financial condition.
We operate internationally and a meaningful portion of our revenue, expenses, assets and liabilities are denominated in currencies other than the U.S. dollar, our presentation currency, and the Swiss franc, SOPHiA GENETICS SA’s functional currency. In preparing our consolidated financial statements, those revenues, expenses, assets and liabilities are translated into U.S. dollars at applicable exchange rates. Increases or decreases in exchange rates between the U.S. dollar and other currencies affect the U.S. dollar value of those items, as reflected in the consolidated financial statements. We expect that a significant part of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar, including the euro and Swiss franc, and to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our results of operations, financial condition and liquidity. For example, fluctuations in the exchange rate between the U.S. dollar and the Turkish lira has impacted our revenues and results of operations for the year ended December 31, 2022 and 2021.
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
We provide retirement benefits to our employees as required by Swiss law by means of a pension fund that is maintained by a life insurance company. The life insurance company operates a pension plan for all of our employees as a defined benefit plan under International Accounting Standard (“IAS”) 19, Employee Benefits (“IAS 19”). As of December 31, 2022, we reported an employee benefit obligation, before deduction of plan assets, of $19.3 million in accordance with IAS 19. The obligation represents our projected obligations towards current and future pensioners discounted at an annual rate of 2.25%. Under Swiss statutory rules and pursuant to our contract with the group life assurance provider, all risks including investment risk are fully covered. That said, no underfunding exists under Swiss law. The variance between Swiss statutory rules and IFRS is apparent in many Swiss companies, and the IFRS obligation of our pension plan does not necessarily reflect a true payment obligation under Swiss law because Swiss law allows us to maintain flexibility to adjust benefit levels under the plans and we could use this flexibility to mitigate any liability. For more information, see Note 22—“Post-employment benefits” to the audited consolidated financial statements included elsewhere in this Annual Report. However, should the Swiss statutory rules at any time require a determination that our pension plan is significantly underfunded, we could be obliged to make additional contributions to the pension plan in addition to our obligation to make regular contributions as defined in the pension plan regulation. If such risk materializes, this could have a material adverse effect on our financial position or results of operations.
As a result of being a public company, we have incurred and expect to continue to incur additional costs.
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
We currently hold $30 million in a separate bank account to be used exclusively to settle potential liabilities arising from claims against our directors and officers. Our use of such a designated account reduces our directors and officers insurance premiums below those that we would pay absent such a designated account. Therefore, our current insurance premiums may not reflect those that we will incur in the future. Although we expect to continue to hold cash in a separate bank account for such purposes, we are under no obligation to do so and may withdraw the funds at any time, in which case we expect our insurance premiums to increase significantly. In addition, our practice diverts capital that can be used for other purposes, and there can be no assurance that the benefits of our practice (in the form of lower insurance premiums) outweigh the costs of such practice (in the form of benefits foregone by not deploying the reserved capital for other purposes). Moreover, our insurance provider may require additional capital to be reserved in the future in order to maintain our insurance premiums at current levels or reduce the rate of increases in our insurance premiums, and we may be unable to meet such requirements or we may find it disadvantageous to do so, which would increase our insurance premiums.
Risks Related to Our Securities
The market price of our ordinary shares has historically been, and in the future may continue to be, volatile and may fluctuate due to factors beyond our control.
In the past, we have experienced significant fluctuations in the price of our ordinary shares. The market price of our ordinary shares could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, some of which are beyond our control, including:
•actual or anticipated fluctuations in our financial condition and operating results;
•effectiveness, accuracy and efficiency of our SOPHiA DDM Platform and related solutions, applications, products, and services;
•public concern relating to the commercial value or safety of any of our SOPHiA DDM Platform and related solutions, applications, products, and services;
•the timing and results of multimodal clinical studies of our SOPHiA DDM Platform;
•our inability to adequately protect our proprietary and intellectual property rights, including patents, trademarks and trade secrets;
•our inability to raise additional capital and the terms on which we raise it;
•our ability to enter into strategic collaboration or licensing agreements and the commencement, termination and terms of such agreements;
•regulatory developments, including actions with respect to our and our competitors’ platforms, applications, products, and services;

•publication of research reports by securities analysts about us or our competitors or our industry;
•our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•additions and departures of key personnel;
•the passage of legislation or other regulatory developments affecting us or our industry;
•fluctuations in the valuation of companies perceived by investors to be comparable to us;
•sales of our ordinary shares by us, our insiders or our other shareholders;
•changes in market conditions for our industry, including changes in the structure of healthcare payment systems; and
•changes in general market and economic conditions.
In addition, the stock market has historically experienced significant volatility, particularly with respect to healthcare technology company stocks. As we operate in a single industry, we are particularly vulnerable to these factors to the extent that they affect our industry. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is particularly relevant for healthcare technology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.
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
Since inception, we have not paid any dividends. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any dividends until we have an established revenue stream to support dividend payments. In addition, any proposal for the payment of future dividends will be at the discretion of our board of directors after taking into account various factors including our business prospects, liquidity requirements, financial performance and new application and product development. Furthermore, payment of future dividends is subject to certain limitations pursuant to our current and future debt instruments, Swiss law and our articles of association. See “Item 10. Additional Information—Memorandum and Articles of Association.” Accordingly, investors cannot rely on dividend income from our ordinary shares, and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.
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
Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:
•the non-Swiss court had jurisdiction pursuant to the PILA;
•the judgment of such non-Swiss court has become final and non-appealable;
•the judgment does not contravene Swiss public policy;
•the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
•no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state, and this decision is recognizable in Switzerland.

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
Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:
•in certain cases, allow our board of directors to place up to 29,000,000 ordinary shares and rights to acquire an additional 29,000,000 ordinary shares (in aggregate, 44% of our share capital) with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
•allow our board of directors not to record any acquirer of ordinary shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 15% of our share capital as set forth in the commercial register;
•limit the exercise of voting rights by shareholders, acting alone or in concert with others, to a maximum of 15% of the share capital recorded in the commercial register;
•limit the size of our board of directors to seven members; and
•require two-thirds of the votes represented at a general meeting of the shareholders for amending or repealing most of the above-mentioned authorizations to place shares as well as the above-mentioned voting and recording restrictions, for amending the provision setting a maximum board size or providing for indemnification of our directors and members of our executive committee and for removing the chairman or any member of the board of directors before the end of his or her term of office.
These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See “Item 10. Additional Information—Memorandum and Articles of Association.” These provisions could also limit the price that investors might be willing to pay in the future for our ordinary shares, thereby depressing the market price of our ordinary shares.
We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2022 taxable year, which could result in adverse U.S. tax consequences to certain U.S. investors.
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
Cash is generally characterized as a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Additionally, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We hold a substantial amount of cash, which is generally categorized as a passive asset, and while this continues to be the case, our PFIC status for any taxable year depends largely on the value of our goodwill and the characterization of our goodwill as passive or non-passive. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization declined substantially during 2022, we believe we were a PFIC for our 2022 taxable year. Due to our current market capitalization, there is a risk that we will also be a PFIC for 2023 and possibly future taxable years. We have not obtained any valuation of our assets (including goodwill). U.S. investors in our ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time. Accordingly, our PFIC status for 2022, 2023, and any future taxable year is uncertain.

If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds ordinary shares, even if we cease to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income; (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (iii) compliance with certain reporting requirements. A “mark-to-market” or “qualified electing fund” (“QEF”) election may be available that will alter the consequences of PFIC status if our ordinary shares are regularly traded on a qualified exchange.
Because we believe we were a PFIC for the 2022 taxable year, we will endeavor to provide information necessary for our U.S. investors to make a QEF election with respect to us for the 2022 taxable year and expect to provide such information for any subsequent year if we believe we are a PFIC, but there is no assurance that we will timely provide this information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the information that a U.S. investor would need to provide in order to make a valid election. Any such information will be provided on our website. For further discussion, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences for U.S. Holders.”
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
We qualify as a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2023, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2024. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we will be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We will also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to retain and attract qualified members of our board of directors.
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
We could be an emerging growth company for up to five years from our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates equals or exceeds $700.0 million as of any June 30 (the end of our second fiscal quarter) before that time or if we have total annual gross revenues of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 (our fiscal year end); or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, if we no longer qualify as a foreign private issuer, we may still qualify as a “smaller reporting company,” which, under certain circumstances, would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

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
We founded SOPHiA GENETICS to address this issue. We are unlocking data silos, leveraging AI to generate actionable insights from data and helping healthcare professionals work together as a community and deploy their collective expertise for the benefit of patients around the world.
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
Overview
We are a cloud-native software technology company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.
In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, a new multimodal module on our SOPHiA DDM Platform powered by our artificial intelligence and machine learning algorithms. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Deep-Lung IV multimodal clinical study on non-small cell lung cancer. We plan to integrate our radiomics solutions into SOPHiA CarePath.

Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platform globally for clinical genomics. As of December 31, 2022, we served more than 750 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products and services, and our SOPHiA DDM Platform has supported the analysis of more than 1,200,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 465 peer-reviewed publications. As of December 31, 2022, we had approximately 390 recurring SOPHiA DDM Platform customers (defined as the number of customers who accessed our platform through the dry lab access and bundled access models and generated revenue during the specified time period, which, in this case, is the twelve months ended December 31, 2022). We commercialize our SOPHiA DDM Platform and related solutions, applications, products and services as RUO and CE-IVD products.
In the United States, our products are labeled and sold for research use only. Because such applications and products are not intended for use in clinical practice and diagnostics and cannot make clinical or diagnostic claims, the FDA regulations require that RUO applications and products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the EU, we have self-certified our applications and products without the intervention of a notified body in order to affix the CE marking.
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
With our SOPHiA DDM Platform, we have the potential to serve and collaborate with all types of institutions in the global life sciences ecosystem, including healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies. Our platform is built on a decentralized model in which we push data analytics solutions to our customers’ sites, rather than a centralized model that requires samples to be sent to a central location. Our customers therefore generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA DDM Platform to analyze the pseudonymized data and share insights with other sites in our network. Through this process, we create and grow a global collective intelligence. Our platform is designed to improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.
We believe that our global platform empowers better patient care through data-driven medicine by offering the following benefits for customers:
•high accuracy genomic analysis to support clinical diagnosis and life sciences research;
•rapid turnaround time for data analysis and insights;
•ability to lower cost of data analysis through higher efficiency;

•capacity to develop their own in-house precision medicine expertise and operations, retain custody of their samples and data and use their preferred instrument setup; and
•option to rapidly launch new precision medicine applications on our SOPHiA DDM Platform.
We believe that our strategic positioning as a universal healthcare analytics platform for multimodal data analytics offers us a broad range of application, product, and service expansion opportunities and significant long-term growth in our total addressable market opportunity. We estimate the total addressable market opportunities in 2022 for our current commercial clinical applications and for our current biopharma applications were approximately $21 billion and $15 billion, respectively.
We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy for our clinical customers is a pay-per-use model, in which customers can access our platform free of charge but pay for each analysis performed using our platform. To commercialize our applications and products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solution and applications with other products used in the genomic testing process to provide customers integrated products in the testing workflow. We offer our SOPHiA DDM Platform and related solutions, applications, products, and services across 72 countries through our direct sales force and our distributor partners. As of December 31, 2022, our direct sales team consisted of more than 91 field-based commercial representatives with a direct presence in 56 countries. To supplement our direct sales force, we offer our SOPHiA DDM Platform and related solutions, applications, products, and services in 16 additional countries through our distributor partners.
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
•Lack of data harmonization and standardization across the healthcare ecosystem. Data is often produced with different approaches and methodologies, which can result in dramatic variability in data quality. In the clinical genomics field, for example, every experimental step, from using different technologies for nucleic acid extraction and DNA or RNA amplification to using different models of NGS instruments, could lead to inconsistent data across sites and experiments, or “noise” in the data. As a result, obtaining a comparable set of clinical genomics data can be challenging, particularly in decentralized settings in which inter-laboratory variability can be considerable.
•Data silos and lack of knowledge sharing. Most healthcare data is produced by different healthcare institutions and by centralized laboratories that use different instrument modalities. As a result, data is created and remains in silos. In hospitals, for example, clinicians may struggle to collect and piece together data sets from clinical genomics to pathology to medical imaging for patients that have been produced in different, non-standardized ways. Pharmaceutical companies face similar challenges when reconciling their clinical trial data with disparate real-world data sources, resulting in highly variable quality of insights.
•Barriers to collaboration. Healthcare professionals and researchers may be limited in their ability to share their patients’ healthcare data for various reasons, such as privacy or concerns over losing control of their data. In addition, they have difficulties collaborating with peers from different sites or different fields. As a result, collaborations among healthcare professionals and researchers across different sites and fields is suboptimal.
•Healthcare infrastructure is designed to facilitate healthcare delivery at a local or regional level, rather than on a global scale. Healthcare infrastructure is generally designed around centralized institutions, such as hospitals and laboratories, that generate data within their own facilities. This centralized design is not built to scale or to provide equal access to data-driven medicine globally.
•Existing software analytics approaches are limited in their ability to generate insights from multimodal data. Traditional approaches to software analytics solutions have primarily focused on analyzing data from a single modality and not on combining structured data from multiple modalities. Existing analytical software solutions thus have limited utility to generate insights from multimodal information.

Our SOPHiA DDM Platform
We believe that a decentralized platform is necessary to create the largest network that will bring the benefits of big data to customers and to both support, and benefit from, growth across the healthcare ecosystem. We purposefully built a cloud-native software platform capable of being used in decentralized locations and of analyzing data from multiple modalities and that can be scaled globally. With our SOPHiA DDM Platform, we have the potential to serve and collaborate with a variety of types of institutions in the healthcare ecosystem, including healthcare providers, centralized laboratories and biopharmaceutical companies.
Our SOPHiA DDM Platform is a global, cloud-native software platform that we began building in 2011. It is powered by our SOPHiA AI that standardizes, computes and analyzes digital health data, generating insights from complex multimodal data sets that have the potential to improve diagnosis, therapy selection and drug development. Our customers generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA DDM Platform to analyze the pseudonymized data and share insights with each other. Through this process, we create and grow a collective intelligence. We offer multiple platform access models that enable customers to choose how they want to use our platform and customer network. These range from models in which customers produce their own data independently through their own testing operations to those in which customers produce the data through testing operations provided by our network of customer institutions. In all cases, customers access their data and our analytics through our SOPHiA DDM Platform. Our platform is designed to continually improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.
We believe that our SOPHiA DDM Platform addresses key challenges to the adoption and democratization of data-driven medicine by:
•Enabling data harmonization and standardization across the healthcare ecosystem. The accuracy of our pattern-recognition AI/ML-based algorithms enables our platform to separate the signal from the noise and standardize data at high-quality levels.
•Breaking down data silos. We empower our customers to practice data-driven medicine through a decentralized model and support clinicians, laboratories and researchers across the healthcare ecosystem to improve clinical and scientific outcomes.
•Empowering clinicians and researchers to collaborate with peers from different sites or different fields. Our customers use our platform to share insights with each other across sites in our network. Our platform is designed to improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.
•Offering a highly scalable platform. We designed our cloud-native software platform to be capable of scaling globally and to use AI to leverage the data that this scale provides.
•Generating insights from complex multimodal data sets. We believe our platform is uniquely positioned to combine high-quality data at the patient level to generate multimodal insights, leveraging the power of advanced AI/ML models.

The following figure shows how our SOPHiA DDM Platform functions within the healthcare ecosystem.
Our SOPHiA DDM Platform within the Healthcare Ecosystem

SOPHiA DDM™

SaaS cloud-based Platform

<u>SOPHiA Community</u>

- Uses proprietary algorithms to standardize, compute and analyze datasets
- Generates high quality data insights
- HIPAA and GDPR compliant

- Upload raw digital health data
- Access data insights

Genomics, Radiomics, Clinical trials data, Clinical data, EMR

Healthcare Institution
(Hospital, Lab, BioPharma)

↓

- Access anonymized statistical data insights and collective intelligence

SOPHiA Community
(Hospitals, Labs, BioPharma)

↓

Patients benefit from better care through data-driven medicine

We launched the first commercial application of our platform in 2014 to analyze NGS data for cancer diagnosis. We offer a broad range of applications focused on precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, a new module that will further enhance our solution for longitudinal monitoring of cancer patients and tumor progression by integrating data across multiple modalities including genomic, radiomic, clinical, and biological). CarePath serves as the successor to our radiomic solution, which we plan to integrate into the module.
Our Network and Data
Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platform globally for clinical genomics. As of December 31, 2022, we served more than 750 hospitals and laboratory customers globally through our SOPHiA DDM Platform who are part of our clinical genomics network. The establishment and creation of this network of customers has enabled us to capture and compute more than 1,200,000 raw clinical genomics profiles in oncology and other genetic-related disorders as of December 31, 2022, growing by more than 24,000 new profiles on a monthly basis.
Our SOPHiA DDM Platform Architecture
We believe that our platform architecture allows our platform to be highly flexible and scalable in terms of analyzing larger volumes of data, supporting additional data modalities, expanding to new geographies and deploying new applications and functionalities. This flexibility and scalability comes from our platform’s underlying architecture that is developed based on a deep understanding of our users’ needs and a thorough domain model, allowing us to build re-useable User Interface (“UI”) components and services to interact with the data. Our SOPHiA DDM Platform includes multiple tailored analytics engines, each tuned to specific domains and use cases. Each domain is responsible for its own data with a common shared data model that allows powerful Extract-Transform-Load (“ETL”) pipelines to process specific data sets, integrating data into a series of regional data warehouses that enable comprehensive and performant multimodal queries to be run across the entire global data set. The following figure shows our eight regional data centers and the countries they cover.

Country Platform Coverage through Regional Data Centers

As of December 31, 2022, this platform architecture was deployed in 72 countries through our cloud-based solution. We have developed significant operational experience by running such a large-scale cloud-based platform, which we believe enables us to deploy rapidly in new geographies. We have demonstrated that we can deploy in a new geography in approximately four weeks if appropriate cloud infrastructure exists such as Microsoft Azure, Amazon Web Services or Google Cloud Platform, or in approximately twelve weeks if such cloud infrastructure does not exist.
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
Cybersecurity
As part of our business, we collect, transmit, receive, process, use and store pseudonymized data provided by our customers. Our customers are required to obtain their patients’ consent to our use of the data. We use security techniques designed to safeguard data received from our customers using a combination of data architecture, pseudonymization, anonymization, minimization and segregation, and process and store this data only in accordance with our agreements with customers and applicable data protection laws and regulations. This data is aggregated and analyzed by our proprietary algorithms and models in our SOPHiA DDM Platform to generate insights. These insights, which show aggregated and general trends without identifying specific patients and without providing personally identifiable information, form the growing collective intelligence that we provide to our customers.
Cybersecurity and data protection are core tenets of our company. We have processed over 1.2 million genomic profiles and continue to process more than 50 terabytes of data each month for our customers around the world, subject to applicable data protection laws and regulations, including HIPAA and the GDPR. We accomplish this through our global compliance framework that integrates specialized and dedicated personnel, procedures and controls and ISO/IEC 27001:2013 security infrastructure to protect data against damage, loss and unauthorized access, use, modification, disclosure or other misuse.
Applications of Our Platform
We currently have commercial applications targeting both clinical and biopharma markets. We serve our clinical market customers through two offerings of our SOPHiA DDM Platform. Our first offering is our SOPHiA DDM platform for clinical genomics, spanning a broad range of applications that we market for analyzing genomic data across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. Our SOPHiA DDM platform empowers customers to build their own precision medicine operations, including testing, and then use our platform to generate insights from their data. Our second offering is our Alamut suite of genomics mutation interpretation software, which is connected to our SOPHiA DDM platform and gives our customers advanced analytics capabilities for a deeper and more informed genomic data interpretation.
For revenues generated from applications for which the disease end market is known, approximately 60% of our revenue from clinical customers in the year ended December 31, 2022 was attributable to oncology applications, including hereditary cancer, while approximately 40% was attributable to other disease areas such as rare diseases, cardiology, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. In the future, we intend to pursue additional IVD status and FDA approval for specific solutions. We also intend to support external collaborators in deploying their own IVD or FDA-approved solutions on our SOPHiA DDM Platform.
We serve our biopharma customers by leveraging the capabilities and Data of our SOPHiA DDM Platform to help customers solve bottlenecks across the biopharma value chain, including throughout the Discovery, Development and Deployment stages. We currently have four branded applications for biopharma customers: SOPHiA Insights for generating insights pre- and post-approval of a drug based on our own proprietary SOPHiA DDM Platform data sets or on the biopharma customers’ own data sets; SOPHiA Trial Match for clinical trial recruitment of biomarker-defined patient populations; SOPHiA CDx for companion diagnostics development and deployment in our decentralized network of customer institutions; and SOPHiA Awareness for providing real-world insights into NGS testing to inform market-shaping and commercialization strategies. We launched our initial applications for the biopharma market in 2019.
The following figure shows our applications that we currently commercialize across both clinical and biopharma markets.
Our SOPHiA DDM Platform’s Applications Currently in Market

Clinical Applications

SOPHiA DDM™

A broad range of applications for analyzing genomic data, empowering customers to build their own precision medicine operations

Alamut

Stand-alone genomics analysis software that allows customers deeper and more informed genomic data interpretation

SOPHiA DDM

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

Leverage SOPHiA's capabilities to develop variant detection and identification algorithms to support companion diagnostics programs

SOPHiA Awareness

Provide real-world insights on NGS testing to support biopharma customers' market-shaping and commercial strategies

ONCOLOGY • RARE DISEASES • CARDIOLOGY • NEUROLOGY • METABOLISM

Clinical Applications
In the clinical market, we currently serve three main customer segments: academic and non-academic hospitals (including comprehensive cancer centers and children’s hospitals), reference laboratories and specialty laboratories. We currently serve our clinical market customers through two offerings of our SOPHiA DDM Platform: our SOPHiA DDM platform for clinical genomics and our Alamut suite of genomics mutation interpretation software. We have also unveiled SOPHiA CarePath, a multimodal module on our SOPHiA DDM

Platform, encompassing the capabilities of our radiomic solution, which we plan to commercialize across our clinical customer base in the future.
Oncology Applications
Our oncology applications support both germline and somatic oncology testing across both solid and liquid tumors. Our commercial oncology applications support diagnosis, therapy selection and disease monitoring. Our SOPHiA DDM Platform also supports the deployment of novel oncology testing applications. In genomics, this includes liquid biopsy-based early cancer screening as well as treatment response monitoring and minimal residual disease monitoring. In multimodal, we are able to complement and enhance our genomics capabilities with other data modalities, such as radiomic and clinical data, to include diagnosis, prediction of disease evolution and response to specific therapies, as well as longitudinal follow-up of the tumor for treatment response monitoring. The following figure shows our current applications in oncology.
Our SOPHiA DDM Platforms’ Oncology Applications
Non-Oncology Applications
Our non-oncology applications currently focus on disease areas such as rare diseases, cardiology, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. While clinical genomics applications are still emerging in these disease areas, we expect significant opportunity as the life sciences field continues to establish the genetic determinants of high-profile diseases such as hereditary cardiovascular conditions, multiple sclerosis, Alzheimer’s disease, autism and metabolic syndrome. We also see significant promise of multimodality in these other disease areas, for example, in cardiology by generating novel multimodal insights stemming from the joint analysis of genomics data, radiomic analysis of ultrasound images and analysis of electrocardiograms.
Our SOPHiA DDM Platform in Genomics
We believe that our technical capabilities are cutting-edge in the genomics space. Our platform can process data from any type of biological sample, including fresh frozen tissue, formalin-fixed paraffin-embedded samples as well as liquid circulating tumor DNA samples. It can also process data from any nucleic acid source across DNA and RNA. We can identify with confidence any type of genomic alteration, including single nucleotide variants (“SNVs”), insertions-deletions (“indels”), copy-number variations (“CNVs”) and gene fusions, as well as more complex mutational signatures such as microsatellite instability (“MSI”), tumor mutational burden (“TMB”), homologous recombination deficiency or minimal residual disease. Our smart algorithms allow us to reach high accuracy on the detection and identification of challenging genomic alterations, such as mutations in CEBPA or FLT3-ITD, MET exon14 skipping mutations, or rare gene fusions. The following figure shows our SOPHiA DDM Platform’s capabilities in genomics.

Our SOPHiA DDM Platform’s Capabilities in Genomics
Our SOPHiA DDM Platform clinical genomics workflow involves CLIA-CAP and equivalent laboratories in academic hospitals, comprehensive cancer centers, children’s hospitals and reference and specialty laboratories collecting patient samples and conducting the genetic sequencing on their premises. In doing so, they can use different NGS solutions on different NGS sequencing instruments.
For somatic oncology applications, for example, the laboratory technician logs into our SOPHiA DDM Platform and loads the raw, pseudonymized, NGS data of multiple patients from the sequencing run, indicating the oncology indication to be investigated. The genomics data is securely transferred to our platform that operates globally in eight different regional data centers, keeping the data closest to the customer and complying with all local data handling requirements. The data is automatically recognized by our AI-based smart algorithms that check data quality. All types of genomic variants and signatures are then detected and identified with high accuracy, including SNVs, indels, CNVs, fusions, MSI and TMB. This molecular information is then annotated and pre-classified using AI/ML techniques.
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
This workflow is technology-agnostic in terms of sequencer type and sample preparation technology and supports a broad range of different commercial NGS solutions. The following figure shows our SOPHiA DDM Platform’s genomics workflow.

Our SOPHiA DDM Platform’s End-to-End Genomics Workflow
Our SOPHiA DDM Platform in Multimodal Data Analytics
Through our SOPHiA CarePath module on our SOPHiA DDM Platform, we can support the multimodal analysis of any source of digital health data, developing machine learning predictive models of aggregated multimodal data stacks for the same patient. We can support the analysis of clinical, biological, genomics, radiomics data today and intend to support additional data modalities such as digital pathology, proteomics, spatial genomics and metabolomics in the future.
We offer a range of predictive modelling applications ranging from disease screening, disease early detection, disease diagnosis and subtype discrimination, prediction of disease evolution, prediction of response to therapy, therapy selection and monitoring. We develop these multimodal predictive models in close collaboration with leading academic institutions together with cross-functional teams consisting of treating physicians (such as oncologists), radiologists and pathologists. Illustrative examples of advanced clinical research projects in which we have proof-of-concept data include prediction of response to anti-PD-1 immunotherapy for patients with metastatic non-small cell lung cancer, and prediction of pathological complete response after neoadjuvant therapy for patients with triple-negative breast cancer. For example, we sponsored a retrospective 57-patient analysis of the use of nivolumab for the treatment of relapsed or refractory non-small cell lung cancer to identify predictive markers of immune-oncology response based on multiple sources of data through machine learning analysis. We found that machine learning could help predict a patient’s response using baseline data and can help identify markers that are predictive of the patient’s response. We are sponsoring multimodal clinical studies to refine and assess the clinical significance of some of these multimodal signatures, which we believe will enable us to further improve our SOPHiA DDM Platform and develop new predictive algorithmic models that we can then deploy on our platform to serve a wide range of stakeholders, including oncologists and other treating physicians.

The following figure shows our SOPHiA DDM Platform’s capabilities in multimodal data analytics.
Our SOPHiA DDM Platform’s Capabilities in Multimodal Data Analytics

SOPHiA platform
All digital health data modalities supported
Clinical data (EHR)
Genomics
Transcriptomics
Radiomics
Metabolomics
Digital pathology
Epigenomics
Hematological data
Proteomics
Artificial Intelligence
Network effects
Predictive analytics
SOPHiA DDM™
Feedback loops
Actionable insights
Disease screening
Disease early detection
Disease diagnosis
Prediction of disease evolution
Prediction of response to therapy
Therapy selection
Monitoring
MULTIMODAL
Oncology
Rare diseases
Cardiology
Neurology
Metabolism

Among our multimodal capabilities, besides our initial core competency in genomics, we have built out technical capabilities that we believe are cutting-edge in the radiomics space. These capabilities are integrated into and offered through our SOPHiA CarePath module. We can process and analyze data from any type of three-dimensional medical imaging technology, including CT, PET, MRI and SPECT scanners. We have developed AI/ML-powered segmentation algorithms that detect tumors in the scans and that segment and reconstruct tumors in three dimensions on our SOPHiA DDM Platform. Our current segmentation applications cover a wide range of major tumor types, including lung, breast, liver, kidney and brain cancer, supporting the analysis of primary and secondary (i.e., metastatic disease of another organ origin) tumors. In addition, we are developing new applications in areas such as colorectal, prostate, ovarian or neuroendocrine cancers. Radiomics features extraction is conducted on segmented tumors, generating hundreds of data points across volumetric, morphological, first order (i.e., heterogeneity), second order (i.e., texture), and deep-learning generated features. Our features extraction process is compliant with the Image Biomarker Standardization Initiative (“IBSI”) recommendations, such that results from our radiomics analyses are standardized and can be readily compared with similar analyses globally. Through our segmentation and radiomics features extraction steps, we turn existing medical images into hundreds of novel data points. We offer radiomics applications ranging from disease detection, discrimination of disease histological subtypes, prediction of tumor evolution and prediction of disease progression. In the future, we intend to develop additional radiomics applications for existing and new tumor types, as well as for disease areas outside of oncology, such as cardiology, neurology and metabolism.
Additionally, we may expand applications to other imaging modalities such as two-dimensional modalities (e.g., ultrasound, traditional x-rays) as well as testing modalities that can be processed through imaging-based approaches (e.g., electrocardiograms). The following figure shows our SOPHiA DDM Platform’s capabilities in radiomics.

Our SOPHiA DDM Platform’s Capabilities in Radiomics

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
Response to therapy
Disease progression
RADIOMICS
Oncology
Rare diseases
Cardiology
Neurology
Metabolism

While the data modality is different for radiomics compared to genomics, the same overall workflow and principles apply. The user, typically a radiologist, identifies the relevant medical images for a specific patient in the local picture archiving and communication system. The user then uploads the images into our SOPHiA DDM Platform. For a metastatic lung cancer case, for example, deep learning and other machine learning proprietary algorithms automatically detect the imaging modality, recognize the organ, segment the tumor and extract more than 200 radiomics features from the tumor image. These radiomics features can then be aggregated with genomics, clinical and biological data from the same patient. The following figure shows our SOPHiA DDM Platform workflow for radiomics.
Our SOPHiA DDM Platform’s End-to-End Radiomics Workflow

Biopharma Applications
In the biopharma market, we currently serve three types of customers: pharmaceutical companies, biotechnology companies, and CROs. Leveraging both our SOPHiA DDM Platform data and our customers’ own proprietary data through our AI/ML-powered multimodal analytics capabilities, we help customers solve bottlenecks across the biopharma value chain. We categorize our applications based on a framework to address specific needs across the Discovery, Development, and Deployment stages of the drug and therapeutic life cycle both pre- and post-commercialization supported by the underlying data generated on our Platform. Across our application portfolio, we offer four branded applications: SOPHiA Insights, SOPHiA Trial Match, SOPHiA Awareness and SOPHiA CDx, to address the needs of our biopharmaceutical and biotechnology customers, including diagnostic assay development, clinical trial matching and application, drug and therapeutic design optimization, and diagnostic assay deployment. The following figure shows our capabilities across the biopharma value chain.

SOPHiA GENETICS’ Offerings across Biopharma Value Chain

We began commercializing biopharma applications in 2019. Our biopharma applications are competitively positioned as insights programs, which utilize data already uploaded to the SOPHiA DDM platform or proprietary data provided directly by a biopharma customer. We believe that our customers value our biopharma applications for their ability to identify unique patient populations in clinical research and asset commercialization efforts. We signed our first biopharma customer in 2019. We served six biopharma customers as of December 31, 2022.
Discovery Applications
While Moore’s law has generally played out accordingly in the computation and software space with greater efficiency for lower cost being achieved over time, Eroom’s law has been used to explain an observed trend in the drug discovery space as the inflation-adjusted costs to bring a drug to market continue to rise over time. Despite the improvements in technology over time, drug discovery has remained very complex with many critical decisions that need to be made along the way at which point could ultimately lead to an unviable path forward.
To address the growing costs of drug discovery, biopharma and biotechnology companies are increasingly turning to technology solutions, particularly artificial intelligence and machine learning, to apply the benefits of Moore’s law to reverse the observed costs according to Eroom’s law. With our SOPHiA DDM Platform, we can help our biopharma and biotechnology customers make more informed decisions in the drug discovery process by leveraging the data we generate on our SOPHiA DDM platform across our global network and applying our proprietary artificial intelligence and machine learning algorithms to the data across our network and the proprietary data of our customers. Within the Discovery segment, our current primary focus is on the later sub-stages post target identification and prior to Development, such as assay development and lead optimization.
Development Applications
The drug and therapeutic development process can be very long and capital intensive. There are both significant financial and opportunity costs that are incurred but never recouped should a drug or therapeutic fail in development stage. To increase the likelihood of success, biopharmaceutical and biotechnology companies are increasingly turning to algorithm based approaches powered by machine learning and artificial intelligence to better predict drug properties and aid in drug and therapeutic design and clinical trial testing and applications.
We are supporting our biopharma and biotechnology customers in the drug and therapeutic development process through our decentralized, technology agnostic SOPHiA DDM Platform powered by our machine learning and artificial intelligence algorithms. Our SOPHiA DDM Platform’s unique ability to harmonize data derived from diverse genomic instruments and deploy as a robust, standardized solution enables a new model for clinical trial testing through a decentralized approach, allowing our biopharma and biotechnology customers to optimize patient selection and clinical trial design. Leveraging our SOPHiA DDM’s capabilities and multimodal data, we can also support our customers in developing companion diagnostics (“CDx”) to improve testing across the target patient populations and help them in optimizing their drug and therapeutic designs. Through our SOPHiA CarePath module, we will also enable our customers to track patients longitudinally across multiple data modalities to support their clinical trials.

Deployment Applications
As biopharmaceutical companies begin deploying their drugs and therapies, they can face challenges associated with the identification of eligible patients. To increase adoption, biopharma companies have partnered with clinical institutions to expand access to diagnostic testing that could help identify new patients eligible for and who can benefit from the new drugs and therapies.

We can help our biopharma customers with their deployment-related challenges in multiple ways. In the absence of an applicable diagnostic assay, the versatility of our SOPHiA DDM Platform allows us to support our customers by helping them develop new targeted assays, including companion diagnostics, to diagnose and identify eligible patients. We can then help our customers expand access to diagnostic testing by deploying a SOPHiA GENETICS developed diagnostic assay or a third-party developed diagnostic assay across our broad global network of hospital and laboratory customers.

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
We offer solutions to support biopharma customers by generating insights pre- and post-approval of a drug throughout the entire pharma value chain, including the research, development and commercialization stages. We can generate these insights both based on our SOPHiA DDM Platform real-world data sets and by leveraging our AI/ML-powered multimodal analytics capabilities on the biopharma customer’s own data sets, including data from their clinical trials. For example, a biopharmaceutical company may ask us to generate insights from our platform regarding the real-life molecular epidemiology of rare genomic variants in a specific cancer type, including NGS sequencing install base and testing practices across geographies. A biopharmaceutical company may also ask us to support it in the AI/ML-powered multimodal analysis of its own data sets, which could include genomics, clinical, biological and medical imaging data from its clinical trials, for example to identify new biomarkers associated with patient subgroups that may have a higher likelihood of response to an investigational therapy. As we generate increasingly more multimodal patient-level data stacks in our SOPHiA DDM Platform, in the future, we may support biopharmaceutical companies on novel use cases, including real-world virtual control arms for clinical trials.
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
With SOPHiA Trial Match, sponsors can place “molecular alerts” in our SOPHiA DDM Platform for specific genomic variants or signature that may indicate eligibility for a clinical trial. When a genomic patient profile matching the recruitment criteria is detected in our platform, the relevant local healthcare professionals who have signed up for this offering are notified in real-time and given the opportunity to connect with the clinical trial sponsor. We provide the real-time trial matching services for customers who have specifically signed up for this offering.
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
We support biopharma customers with real-world insights on NGS testing trends to support their market-shaping and commercial strategies. For example, when novel therapies enter the market, a biopharmaceutical company may ask us to provide regular aggregated statistical reports on NGS testing results in specific geographies to optimize resource allocation for its go-to-market strategy. A biopharmaceutical company may also collaborate with us to increase the NGS testing rate of specific biomarkers in our network, thus supporting the identification of relevant genomic variants for targeted therapies, for example by sponsoring increased testing volumes and NGS panel upgrades. As more data modalities are computed in our SOPHiA DDM Platform, we envision additional market opportunities for SOPHiA Awareness.
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
In the future, we plan to offer other add-on software solutions that are integrated with our SOPHiA DDM Platform, including software solutions from external collaborators, and that provide additional analytics capabilities. Such offerings have the potential to further increase the value of our SOPHiA DDM Platform through indirect network effects, attracting new types of customers and solutions to our network.
Clinical Publications
Our technology and its broad applications have been utilized in clinical trials and research projects discussed in more than 465 peer-reviewed publications as of December 31, 2022. These publications support scientists in new discoveries and applications across oncology, immunology, cardiology, neurology, rare diseases and other disease categories.
Access Models
We currently have three models through which customers access our SOPHiA DDM Platform. In the dry lab access model and the bundle access model, we empower customers to produce their own data. In the integrated access model, we help customers produce data through our existing network of institutions. In all cases, clinical customers access their data through our SOPHiA DDM Platform. Our biopharma customers can access our SOPHiA DDM Platform through the same three models, but they may also have access to data generated through our SOPHiA DDM Platform in the form of custom reports and analytics.
The dry lab access model involves customers using the testing instruments and consumables of their choice and our SOPHiA DDM Platform and algorithms for variant detection and identification. In this model, we provide clinical genomics analytics capabilities without influencing the tools that customers use to generate the data. For example, in genomics, a laboratory might order an NGS kit directly from the manufacturer, conduct the sequencing using its installed sequencer and then use our smart algorithms in our SOPHiA DDM Platform for data analytics.
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
The integrated access model provides customers with the ability to access high-quality data on our platform even when they cannot generate data themselves. Customers that are not able or do not wish to locally conduct the sequencing steps, for example, due to a lack of appropriate resources, can have their samples processed and sequenced within our SOPHiA clinical network. We route their samples to selected SOPHiA DDM Platform collaborators who conduct the sequencing process for the customer and upload the resulting data into our SOPHiA DDM Platform. The customer is then able to access the data through our SOPHiA DDM Platform. Through this model, the selected SOPHiA DDM Platform collaborators can increase their sequencing volumes, while our SOPHiA DDM Platform is further enriched by the data produced.
The same conceptual access models apply to our radiomics solution. For radiomics, we are currently offering a dry lab access model, in which we provide the algorithmic analytics solutions while leaving the data generation at the discretion of our customers. This access model will also be used for SOPHiA CarePath once it is fully launched and our radiomics solution is integrated. We have developed, and intend to continue to develop, smart algorithms for specific radiomics applications, such as deep learning-enabled algorithms that can automatically recognize a lung CT scan image, detect an advanced lung cancer tumor, segment the tumor and extract radiomics features for further analysis. In the future, we may also offer a bundle access model, in which we offer solutions linked to specific imaging contrasting agents or imaging procedure modalities to optimize the performance of the final signal analysis.
We intend to apply the same conceptual access models to additional data modalities that we may support in our SOPHiA DDM Platform in the future, such as digital pathology, proteomics, spatial genomics and metabolomics.
Benefits to Customers
Our platform has the potential to offer the following benefits for customers, empowering them to adopt data-driven medicine to improve clinical and scientific outcomes:
•Accuracy. Our platform design and data analytics capabilities provide high accuracy analytics for our customers, who have access to high quality, standardized data through our SOPHiA DDM Platform.
•Turnaround time. We empower our customers to generate data themselves locally, which avoids delays associated with shipment, logistics and processing of samples through an external collaborator. We therefore significantly reduce the turnaround time, which is a critical factor in driving toward timely diagnosis and treatment of disease.
•Cost-control through increased efficiency. Customers can compute, detect and annotate any type of genomic alterations through our SOPHiA DDM Platform without the need for specific orthogonal assays, thus reducing additional testing costs.
•Maintenance and development of in-house expertise. By empowering our customers to retain ownership and access to their biological samples and data, we enable them to build in-house expertise while benefitting from world-class analytics accuracy through our SOPHiA DDM Platform’s network effects.
•Accelerated launch of new precision medicine applications. The universal nature of our SOPHiA DDM Platform facilitates adding new applications to the same workflow once an institution adopts our platform. Our customers can avoid having to set up parallel and sometimes redundant workflows for different assays and technologies.

Markets
We estimate that our clinical and biopharma applications targeted a $36 billion global total addressable market opportunity in 2022, approximately $8 billion of which was in the United States based on our addressable clinical market. These estimates are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations for each application, as well as a range of price assumptions for our applications and products taking into account differences in panel sizes. Further, these estimates do not depend on obtaining regulatory clearances or approvals to market our applications and products as in vitro diagnostics (“IVD”) and / or software as a medical device (“SaMD”) in the United States. Over time, we believe that our platform and insights enable market opportunity expansion through new application and product development. The following figure shows our estimated total addressable market in 2022.
Our Total Addressable Market

Clinical Market Opportunity
We estimate our total addressable clinical market opportunity for our current offerings was $21 billion in 2022, with the largest market opportunity being in oncology.
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
Rare diseases. In rare diseases, we believe the adoption of data-driven medicine is just beginning and represents a significant opportunity for growth. In the rare disease market, there has been growing preference among clinical institutions for larger genetic testing panels, including whole exome and whole genome panels, to test for a more comprehensive array of rare diseases in contrast to the smaller, more targeted panels that are common in the market today. We believe are well adapted to address this market opportunity with the exome solutions offered through our SOPHiA DDM Platform. In addition to our SOPHiA DDM Platform, our Alamut suite of genomics mutation interpretation software could be particularly impactful in deepening genomic investigations in rare diseases.
Other disease areas and conditions. We believe that the aggregate market opportunity linked to other disease areas beyond oncology and rare diseases could ultimately be larger than our current opportunity in oncology and rare diseases given their higher prevalence compared to cancer. Our SOPHiA DDM Platform has applications in areas such as cardiology, neurology and metabolism, through applications ranging from targeted gene panels to whole-exome solutions. While genomics applications are still emerging in these disease areas, we expect significant opportunity in the coming years as novel findings establish the genetic determinants of high-profile diseases such as inherited cardiovascular conditions, multiple sclerosis, Alzheimer’s disease, autism and metabolic syndrome. We provide applications in each of these disease areas today, and plan to further penetrate the testing landscape in these disease areas through genomics and other data modalities in the future.
Other data modalities beyond genomics. We designed our platform architecture to be able to scale with new digital healthcare data modalities beyond genomics. We have already taken the next step in that direction by developing and deploying our proprietary radiomics analytics capabilities onto our SOPHiA DDM Platform. In radiomics, we offer analytics solutions for three-dimensional medical imaging technologies, including CT, MRI, SPECT and PET scanners, regardless of manufacturers. Additionally, we may expand applications to other imaging modalities such as two-dimensional modalities (e.g., ultrasound, traditional x-rays) as well as testing modalities that can be processed through imaging-based approaches (e.g., electrocardiograms). Beyond radiomics, we intend to support additional data modalities in the future, for example digital pathology, proteomics, spatial genomics and metabolomics. We believe that supporting additional data modalities in our SOPHiA DDM Platform, both as stand-alone modalities and in a multimodal approach, has the potential to open significant new market opportunities and increase our total addressable market in the future.
Biopharma Opportunity
Oncology and rare diseases. We estimate our total addressable biopharma opportunity for our current offerings was $15 billion in 2022 based on three market segments: Discovery, Development, and Deployment. We believe also that our strategic positioning as a healthcare data analytics platform will enable other business opportunities to become available in the future, in, for example, global public health solutions.
Other Market Opportunities Accessible with our Business Model
We believe that our strategic positioning as a healthcare data analytics platform has the potential to enable other business opportunities to become available in the future.
Universal analytics platform for digital health data. Leveraging our global network and customer base, we may enter into collaboration agreements with third-party providers of solutions and services that can be deployed through our SOPHiA DDM Platform and to our customer network, thereby generating new indirect network effects. We believe that we could provide a single, unified analytical workflow through our SOPHiA DDM Platform for instruments generating many kinds of digital health data, such as digital pathology, proteomics, single-cell sequencing and other similar applications.
Global public health solutions. Our SOPHiA DDM Platform could provide a fast and reliable ecosystem to gather data on a global scale and inform public health agencies on significant health-related events, such as pandemics. The COVID-19 pandemic has demonstrated the need for solutions able to harmonize and analyze vast data sets on a global scale, for example, to track the evolution of new variants of the SARS-CoV-2 virus over time and across geographies. This may apply to other infectious diseases, and to human host factors such as detecting specific susceptibility characteristics through genomics and other phenotypic information across populations.
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
Our Platform’s Advantages
We believe our SOPHiA DDM Platform has several advantages over alternative genomics analytics platforms as well as other business models aimed at providing data-driven medicine.

Unique Value Proposition as a Genomics Analytics Platform
Our SOPHiA DDM Platform enables highly sensitive and specific testing and rapid turnaround time, enabling customers to compute, detect and annotate genomic alterations with high confidence. Our platform and its many applications also allow customers to rapidly build and scale precision medicine operations with different applications. We believe that a crucial characteristic for customers and a key differentiator of our platform is accuracy, leading to quality of insight. The accuracy of our pattern-recognition, AI/ML-based algorithms enable our platform to separate the signal from the noise and standardize data at high-quality levels. Our smart algorithms have high accuracy across applications, from oncology to rare diseases and cardiology, and reduce testing costs by obviating the need for orthogonal assays. The accuracy of our algorithms is a result of the scale and diversity of data within our database.
The following table shows how our SOPHiA DDM Platform performs on genomic variant detection from NGS data across a range of selected genomics applications versus the analytical performance of widely used orthogonal assays such as Sanger Sequencing, MLPA, array CGH and digital PCR.
Our SOPHiA DDM Platform’s Analytical Performance in Selected Current Genomics Applications
1.Results of the CE-IVD study based on our Solid Tumor Solution (STS) that included data from 6 different sequencing centers and a total of 155 clinical and commercial FFPE samples in which 192 confirmed variants were used as the standard.
2.Results of the CE-IVD study based on our Hereditary Cancer Solution (HCS) that included data from 7 different sequencing centers and a total of 159 clinical and commercial samples in which 1252 confirmed variants were used as the standard.
3.Results based on the clinical exome analysis of the Ashkenazim trio (mother, father and son’s DNA) from the Genome In a Bottle consortium that included data from 2 different sequencing centers and a total of 9 samples (including replicates) in which an average of 6241.2 confirmed variants per sample were used as the standard.
4.Results based on two similar studies that included data from 2 different sequencing centers and a total of 113 clinical and commercial samples in which 833 confirmed variants were used as the standard.
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

Software-based Platform Facilitates Rapid Global Scaling and Data Collection
We designed our cloud-native software platform to be capable of scaling globally and to use AI to leverage the data that this scale provides. As of December 31, 2022, we served more than 750 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services. We believe that this global footprint is unique and enables us to capture a wide variety of real-world clinical data around the world. The following figure shows our customer base by region as of December 31, 2022.
Our SOPHiA DDM Platform’s Customer Base by Region
We have been rapidly expanding our customer base as well as the volume of data that we analyze. From December 31, 2016 to December 31, 2022, our number of active customers grew from 182 to more than 750. During the same period, the aggregate number of genomic profiles analyzed using our SOPHiA DDM Platform grew from approximately 80,000 profiles to approximately 1,200,000 profiles, recently growing by more than 24,000 new profiles on a monthly basis. The following figures show the growth in the total number of customers.
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
High Visibility and Predictability into Our Business
Once onboarded onto our SOPHiA DDM Platform, our customers tend to steadily increase their use of our SOPHiA DDM Platform, which offers a level of predictability that helps us project and manage our growth. In addition, customers rarely leave our SOPHiA DDM Platform given that we are generally integrated into their processes. These observed trends hold particularly well for our dry lab and bundle access model customers. We have a revenue churn rate, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access and bundle access models and have not generated revenue over the past 12 months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue, of 4% across our customer base over the year ending December 31, 2022. Furthermore, our customers generally increase their use and adopt new applications of our SOPHiA DDM Platform as our relationship with them grows.
Our Growth Strategy
Our mission is to empower clinicians and researchers around the world to practice data-driven medicine and improve clinical and scientific outcomes. Our growth strategy is to:
•Drive innovation and advancement of our SOPHiA DDM Platform to increase its capabilities and broaden its applications. We plan to continue to invest in scientific innovation to bring new, high-impact content to our customers through regular updates to our platform. This may include new features, new applications, new data modalities and new services. Furthermore, we intend to augment our offering across a multimodality framework, generating novel insights enabled by our expanding data assets, including genomics data, radiomics analysis of medical imaging, clinical data and future additional data modalities such as digital pathology, proteomics, spatial genomics and metabolomics.
•Drive new customer adoption with clinical customers worldwide. We intend to continue to raise awareness of the benefits of data-driven medicine and drive adoption of our platform around the world through our direct sales force, our distributors and our collaborator network. We plan to further penetrate the U.S. market, which we see as our largest opportunity, by significantly investing in our direct sales force to further scale the size of our network, both in terms of the number and types of customers. In addition, we also plan to focus on commercializing our solutions by forming additional collaborations with reference and specialty laboratories. Outside the United States, we believe there is significant growth opportunity across EMEA and Latin America markets, as well as untapped potential in APAC, including in China, India, Korea and Japan. In selected geographies outside the United States, we intend to utilize a hybrid commercial model including direct sales force or direct collaborations and distributors.
•Increase utilization within our clinical customer base. We employ a “land and expand” commercial model that is focused on winning new customers and then driving utilization of our solution by those customers. Once we secure a customer, we use our direct sales force to build further engagement and help that customer profitably increase its testing operations. For example, we may initially support a customer in setting up its NGS testing operations for hereditary cancer screening, including operational support through our set-up programs. Once the customer is fully onboarded onto our SOPHiA DDM Platform, it is then comparatively easier to deploy additional germline testing solutions as well as somatic oncology testing solutions, creating synergies across the offerings and a unified workflow. We also target incremental users within each institution, for example, additional clinicians within a provider across expanded departments such as radiology or pathology.
•Leverage our platform and database to drive adoption by biopharmaceutical companies. We have a distinct sales force focused on biopharma opportunities across the discovery, clinical development and commercialization value chain. We continue to promote our current applications, products, and services, which we believe will strengthen existing collaborations with biopharmaceutical companies as well as lead to new relationships. For example, we may collaborate with a biopharmaceutical company to generate insights on the real-world molecular epidemiology of specific genomic variants relevant for an investigational targeted therapy, including insights on testing trends across our network of customers. This may lead to additional collaborations on a multimodal program to investigate new biomarkers of response to the investigational therapy, a tailored companion diagnostic program, clinical trial recruitment efforts, and market-shaping activities on biomarker testing to support the asset go-to-market strategy. Additionally, we plan to develop new offerings for biopharma as we expand the number and type of new applications and data modalities on our platform. Our biopharma strategy is also highly synergistic to our virtuous cycle.
•Establish and grow industry collaborations across the healthcare ecosystem. We intend to establish new industry collaborations with other companies providing applications, products, and services to our customers. We intend to collaborate with a diverse array of industry participants, including instruments, reagent and software companies in genomics and in other fields such as digital pathology and proteomics. We intend to collaborate with service providers such as centralized laboratory players and interpretation services providers to expand the breadth of our capabilities. We believe that each new collaboration we develop helps facilitate further adoption of our platform, the evolution of the solution we provide to customers and the growth of our network and application and product capabilities. A larger network enables us to continue to collaborate with customers to develop new solutions and to commercialize these solutions, benefiting all users across the healthcare ecosystem.
Commercial
We sell our SOPHiA DDM Platform and related solutions, applications, products, and services to healthcare providers, centralized laboratories and biopharmaceutical companies through our own sales force as well as through distributors and industry collaborators. As of December 31, 2022, our direct sales team consisted of more than 91 field-based commercial representatives, including sales and business development managers, key account managers and biopharma alliance managers who are engaged in sales efforts and promotional activities towards our customers. We also employ subject matter experts, clinical genomic experts and biopharma operations specialists who provide customer-facing technical and scientific support. As of December 31, 2022, we had a sales presence in 72 countries, including a direct sales presence in 56 countries and 16 countries in which we offer our SOPHiA DDM Platform and related solutions, applications, products, and services through distributors. The following figure shows our global commercial footprint as of December 31, 2022.

SOPHiA GENETICS’ Global Footprint – Countries and Sales Force
Our initial focus has been on winning clinical customers in order to drive data capture and building our reputation for accuracy and quality in the clinical community. We estimate that there are more than 10,000 laboratories globally that are using NGS instrumentation. We believe that there is significant opportunity to expand our customer base as well as grow utilization of our SOPHiA DDM Platform by our existing customers. Our sales strategy is focused on both attracting new customers to our platform and driving their utilization and adoption of our applications. Once we win a new customer, our direct sales team provides set-up programs to accelerate the adoption of our SOPHiA DDM Platform and facilitates our customers to adopt our platform into their routines.
We started commercializing our biopharma services in 2019. Our initial focus was to establish pilot programs with large pharma and biotech companies to develop customer trust and raise awareness about our offerings. Our biopharma business development and operations team is now focused on developing and scaling joint collaborations and on continuing to refine our application and product offering across large pharma companies, biotech companies and CROs.
Suppliers and Manufacturers
Our platform is a cloud-native software platform. To deploy our platform, we rely on cloud-based service providers. We also collaborate with consumables and hardware suppliers for the bundle access model and with platform customers for the integrated access model.
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
Platform Customers. In the integrated access model, we route a customer’s samples to selected SOPHiA DDM Platform collaborators who conduct the sequencing process for the customer and upload the resulting data into our SOPHiA DDM Platform. As of December 31, 2022, we collaborated with ten laboratories across eight countries to provide this service.

We continually assess our dependence on our suppliers and manufacturers and evaluate alternative solutions. We have built our business such that we do not rely on any single supplier or manufacturer, such that we are able to switch suppliers and manufacturers as necessary. We believe that this mitigates risks to our business and provides us the opportunity to drive down costs.
Competition
We operate in a market characterized by rapidly advancing technologies and a strong emphasis on intellectual property. Our main competitors are institutions that collect multimodal data that have developed in-house analytics solutions, such as Tempus Labs, Inc.; F. Hoffmann-La Roche Ltd through its acquisition of Foundation Medicine, Inc. and Flatiron Health, Inc.; and Caris Life Sciences, Inc., but we believe these competitors also represent our potential customers. In addition, other companies such as Siemens AG, Koninklijke Philips N.V. and Konika Minolta, Inc. are also positioning themselves in the market with data analytics platform capabilities to build a multimodal world. We also face competition from companies that have developed software analytics platforms for genomics data, such as Agilent; Fabric Genomics, Inc.; Illumina, Inc.; Qiagen Digital Insights; Velsera; Congenica Ltd; and Thermo Fisher. We believe that our proprietary technology and the agility and the scalability of our platform distinguishes us from other players. We believe that our position as a “universal operating system” enables us to empower and sell to many different players in the ecosystem, including competitors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face competition from many sources and we may be unable to compete successfully.”
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
Our ability to stop third parties from making, using, selling, offering to sell or importing our platform, applications, services, and products depends on the extent to which we have rights under valid and enforceable patents, trade secrets or other intellectual property and proprietary rights that cover these activities. We pursue intellectual property protection to the extent we believe it would advance our business objectives. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or provide any competitive advantage. For more information regarding risks relating to intellectual property, see “Item 3. Key Information—D. Risk Factors—Risks Related to Intellectual Property.”
Patents
Our intellectual property strategy is focused on protecting our ongoing research and development through patents and other intellectual property rights.
As of December 31, 2022, we solely owned three issued U.S. patents, 19 pending U.S. patent applications, 5 issued patents and approximately 33 pending patent applications in foreign jurisdictions, including Europe, Canada, Australia, Brazil, China, and India, wherein four are pending Patent Cooperation Treaty applications relating to laboratory methods and/or software to provide molecular diagnosis in germline diseases. These include filings for 20 families of utility patents and three families of design patents relating to graphical user interfaces. Such issued patents and any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between (2033 and 2043), excluding any additional term for patent term adjustments.

As of December 31, 2022, our most material patents and patent applications consisted of (i) one issued patent in Israel, three pending U.S. patent applications and six pending foreign patent applications in Australia, Brazil, Canada, China, Europe, and India relating to our algorithm for next generation sequencing data which is used in our SOPHiA DDM platform, (ii) one pending U.S. patent application and one pending European patent application relating to a method for processing certain genomic data which is used in our SOPHiA DDM platform, (iii) one pending Patent Cooperation Treaty application for a method to improve accuracy of the estimate length of homopolymer and heteropolymer regions, which is used in our SOPHiA DDM platform, (iv) one pending Patent Cooperation Treaty application and one U.S. pending patent application relating to a unique molecular identifier and related analytics workflow which we plan to incorporate in our software applications and products and into our SOPHiA DDM platform, (v) one European pending patent application and one U.S. pending patent application for a method to detect microsatellite instability that will be used in our SOPHiA DDM platform, (vi) one pending European patent application and one U.S. pending patent application relating to a method to detect homologous recombination deficiency (“HRD”), which will be used in our HRD detection solution, and (vii) one pending European patent application relating to a variant calling method which is not currently used in our software applications and products. Any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between 2035 and 2041, excluding any additional term for patent term adjustments.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file or intend to file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. We cannot be sure that patents will be granted with respect to any current pending patent application or with respect to any patent applications filed by us in the future, and we cannot be sure that any current or future patents will be commercially useful in protecting our platform, applications, products, services, technologies and processes. In addition, any patents that we may hold, whether owned or licensed, may be challenged, circumvented or invalidated by third parties.
Trademarks
The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services.
As of December 31, 2022, we owned eleven (11) registered U.S. trademarks, approximately 130 registered foreign trademarks and two (2) pending foreign trademark applications. Our trademark portfolio is designed to protect the brands of our current and future applications and products and includes U.S. trademark registrations for our company name, “SOPHIA GENETICS”, and application and product names, such as “SOPHIA DDM” and “ALAMUT”. We have granted licenses to certain of our trademarks to our domestic and international collaborators.
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
Government Regulation
Laboratory Developed Tests
CLIA and State Laboratory Licensing
CLIA is a U.S. federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease, or impairment of, or the assessment of the health of, human beings. CLIA regulations require, among other things, clinical laboratories to obtain a certificate and mandate specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, test management, and quality assurance. CLIA certification is also required for us to be eligible to bill state and federal healthcare programs, if such reimbursement is otherwise available, as well as many private third-party payors, for our applications and products.
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
The FDA’s Center for Devices and Radiological Health is currently considering a total product lifecycle-based regulatory framework for AI/ML technologies. On January 12, 2021, the FDA released its Artificial Intelligence/Machine Learning-Based Software as a Medical Device Action Plan, which outlines five actions that the FDA intends to take, including:
•further developing the proposed regulatory framework, including through issuance of draft guidance on a predetermined change control plan (for software’s learning over time);
•supporting the development of good machine learning practices to evaluate and improve machine learning algorithms;
•fostering a patient-centered approach, including device transparency to users;
•developing methods to evaluate and improve machine learning algorithms; and
•advancing real-world performance monitoring pilots.
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
Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:
•The device may not be shown safe or effective to the FDA’s satisfaction;
•The data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;
•The manufacturing process or facilities may not meet applicable requirements; and
•Changes in FDA clearance or approval policies or adoption of new regulations may require additional data.
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
Research Use Only
In the United States, SOPHiA applications and products labeled and sold for research use only, and not for the diagnosis or treatment of disease, are sold to a variety of parties, including biopharmaceutical companies, academic institutions and molecular laboratories. Because such applications and products are not intended for use in clinical practice in diagnostics, and the applications and products cannot include clinical or diagnostic claims, they are exempt from many regulatory requirements otherwise applicable to medical devices. In particular, while the FDA regulations require that RUO applications and products be labeled “For Research Use Only. Not for use in diagnostic procedures,” the regulations do not otherwise subject such applications and products to the FDA’s pre- and post-market controls for medical devices.
A significant change in the laws governing RUO products or how they are enforced may require a change to our business model in order to maintain compliance. For instance, in November 2013 the FDA issued the RUO Guidance, which highlights the FDA’s interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory, developed test is in conflict with RUO status. The RUO Guidance further articulates the FDA’s position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories conflicts with RUO status. If we engage in any activities that the FDA deems to be in conflict with the RUO status held by the applications and products that we sell, we may be subject to immediate, severe and broad FDA enforcement action that would adversely affect our ability to continue operations. Accordingly, if the FDA finds that we are distributing our RUO applications and products in a manner that is inconsistent with its regulations or guidance, we may be forced to stop distribution of our RUO tests until we are in compliance, which would reduce our revenues, increase our costs and adversely affect our business, prospects, results of operations and financial condition. In addition, the FDA’s proposed implementation for a new framework for the regulation of LDTs may negatively impact the LDT market and thereby reduce demand for RUO applications and products.
If the FDA requires marketing authorization of our RUO applications and products in the future, there can be no assurance that the FDA will ultimately grant any clearance or approval requested by us in a timely manner, or at all.
Post-Market Regulation
After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:
•establishment registration and device listing with the FDA;
•QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
•labeling regulations and FDA prohibitions against the promotion of investigational products or the promotion of “off-label” uses of cleared or approved products;
•requirements related to promotional activities;
•clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;
•medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;
•correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
•the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
•post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.
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
The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, including the following:
•issuance of warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
•requesting or requiring recalls, withdrawals or administrative detention, or seizure of our products;
•imposing operating restrictions or partial suspension or total shutdown of production;
•refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
•withdrawing 510(k) clearances or PMA approvals that have already been granted;
•refusal to grant export approvals for our products; or
•criminal prosecution.
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
EU IVD Regulatory Classification
The risk presented by a device determines the classification and therefore the level of control and regulatory review required. Annex II of the IVDD identifies specific device types that are categorized as either high risk (List A) or moderate risk (List B). General IVDs may self-certify without the intervention of a Notified Body in order to affix the CE Marking. Self-test IVDs, because of the greater risk associated with being used by untrained lay users, have special requirements, while all other devices not classified as either List A, List B or self-test are regarded as general IVDs. SOPHiA currently has self-certified applications and products in the EU market through SwissMedic.
On April 5, 2017, the EU adopted the new In Vitro Device Regulation (EU) 2017/746 (the “IVDR”), which repeals and replaces Directive No 98/79/EC effective May 2022. Unlike directives, which must be implemented into the national laws of the EU member states, a regulation is directly applicable, i.e., without the need for adoption of EU member state laws implementing them, in all EEA member states. The IVDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for in vitro diagnostic medical devices and ensure a high level of safety and health while supporting innovation. The IVDR will not become fully applicable until five years following its entry into force. Once applicable, the IVDR will, among other things:
•strengthen the rules on placing devices on the market and reinforce surveillance once they are available;
•establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
•improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number; and

•set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU.
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
Following Brexit and the end of the transition period, there may be regulatory divergence between UK and EU regulations. Manufacturers located outside of the UK are required to appoint a UK Responsible Person in order to register and sell their products within the territory. A new UKCA mark will replace the CE mark in Great Britain (CE marks or CE UKNI marks will be required in Northern Ireland). CE marks will continue to be recognized in Great Britain for medical devices until June 30, 2023. However, all medical devices and IVDs must be registered with the Medicines and Healthcare products Regulatory Agency to be placed on the Great Britain market, subject to certain grace periods depending on the risk class of the medical device/IVD. From July 1, 2023, a UKCA mark will be required to place a device on the Great Britain market; however, manufacturers can use the UKCA mark on a voluntary basis prior to at least July 1, 2024. The nature of any new regulation in the UK is uncertain and as such we may experience delays in accessing the UK market.
EU-Swiss Institutional Framework Agreement
In May 2021, Switzerland decided to end seven years of negotiations with the EU and not sign the drafted EU-Swiss Institutional Framework Agreement (the “Framework Agreement”). The Framework Agreement was intended as the foundation to enhance and develop EU-Swiss bilateral relations for the future. In May 2022, Switzerland adopted the new Ordinance on In vitro Diagnostic Medical Devices (“IvDO”), which replaced the former agreement. Under the new regulation, in order to market products in Switzerland, companies that manufacture diagnostic and medical devices are required to register the products with the Swiss Agency for Therapeutic Products (“Swissmedic”) and label the products accordingly. Additionally, products manufactured in the Swiss facilities of companies are subject to additional and registration and representation requirements in order to be marketed within the European Economic Area (“EEA”), including but not limited to the appointment of an Authorized Representative.
Other Jurisdictions
Outside the United States, the EU, the UK and Switzerland, regulatory pathways for the marketing of medical devices vary greatly from country to country. In many countries, local regulatory agencies conduct an independent review of medical devices prior to granting marketing approval and may require specific disclosure or localization to access the local market.
For instance, in Brazil all medical devices imported into or distributed within Brazil must first be registered with the Agência Nacional de Vigilância Sanitária (“ANVISA”) or the National Health Surveillance Agency. ANVISA is an autonomous regulatory agency responsible for the regulation and oversight of medical devices and other medical products in Brazil, including the registration of medical devices and the maintenance of a registered products database. The medical device company must be located in Brazil or arrange for a licensed third-party company to be the Brazilian registration certificate title holder. Resolution RDC 36/2015 is the central regulation applicable to registration of in vitro diagnostic devices and Resolution RDC 751/2022, which became effective on March 1, 2023, covers software as medical devices in Brazil, describing the protocol and documents required, including localization into Brazilian Portuguese. Chapter II set forth of RDC 36/2015 the classification scheme, assigning devices to one of four risk classes, based upon various rules enumerated therein. This classification structure is aligned with the EU’s one. If a device fits into more than one risk classification, its final risk class is the one associated with the highest risk level. Class I and Class II registrations do not expire. Class III and IV registrations are valid for ten years. Registration renewals must be initiated no earlier than one year and no later than six months prior to expiration. Manufacturers are also subject to audits to ensure compliance with the Brazilian Good Manufacturing Practices (“BGMP”) prior to receiving authorization to sell from ANVISA. BGMP audits may be fulfilled through other audits by recognized entities through the Medical Device Single Audit Program. RUO products are labeled accordingly and are not subject to these registration requirements. While we are currently able to market our SOPHiA DDM Platform and related solutions, products and services in Brazil, including through our Brazilian subsidiary, any changes to the regulatory framework for RUO products could result in additional costs to us, including expenses related to additional audits, translations and registration fees, or delays in accessing the Brazilian market, including due to the time required to obtain necessary ANVISA approvals.
In Turkey, medical devices are regulated by the Medicines and Medical Devices Agency within Ministry of Health and pursuant to the Medical Device Regulation, the Regulation on Active Implantable Medical Devices and the Regulation on In Vitro Diagnostic Medical Devices. These regulations generally resemble analogous EU directives and regulations. To be sold in Turkey, medical devices must bear a CE mark and must subsequently be registered in the Turkish Ministry’s online database (Turkish Drug and Medical Device National Databank, or TITUBB) in order to be marketed in Turkey. Manufacturers without local presence in Turkey must appoint a Local Authorized Representative. A product will generally be considered a medical device if it is marketed as a medical device in the EU. In recent years, software and mobile application medical devices have been increasing and the Medicines and Medical Devices Agency has considered certain software and mobile applications as medical devices, taking into consideration their intended use. In March 2021, the Product Safety and Technical Regulations Law No. 7223 (the “Product Safety Law”) became effective. The Product Safety Law reconciled some outstanding differences between Turkish and EU product safety standards, providing in part for manufacturer and importer liability in the event that a noncompliant or unsafe product causes harm or damage and mandating recall of such products. Because the current regulatory framework in Turkey closely parallels the EU’s framework, we do not currently experience material difficulties in marketing our SOPHiA DDM Platform and related solutions, applications, products and services in Turkey that are unique to that jurisdiction.
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
Federal Anti-Kickback Law
The AKS makes it a felony for a person or entity, including a clinical laboratory, to knowingly and willfully offer, pay, solicit or receive any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in order to induce business that is reimbursable under any federal health care program. The government may also assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim under the FCA, which is discussed in greater detail below. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Although the AKS applies only to items and services reimbursable under any federal health care program, a number of states have passed statutes substantially similar to the AKS that apply to all payors. Penalties for violations of such state laws include imprisonment and significant monetary fines. Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals or induce the purchase or prescribing of particular applications, products, or services. Generally, courts have taken a broad interpretation of the scope of the AKS, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases. In addition to statutory exceptions to the AKS, regulations provide for a number of safe harbors. If an arrangement meets the provisions of an applicable exception or safe harbor, it is deemed not to violate the AKS. An arrangement must fully comply with each element of an applicable exception or safe harbor in order to qualify for protection. Failure to meet the requirements of the safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances.
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
Efforts to ensure that our internal operations and business arrangements with third parties comply with applicable laws and regulations involve substantial costs. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the fraud and abuse laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, integrity oversight and reporting obligations, limitations to the sale of certain applications, products, or services, diminished profits and future earnings, and the curtailment or restructuring of our operations.
Coverage and Reimbursement
Sales of our SOPHiA DDM Platform and related solutions, applications, products and services, if approved for IVD use, may depend substantially on the extent to which they are covered by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors.
In the United States, many significant decisions about reimbursement for new diagnostics and medicines are made by CMS, which decides whether and to what extent a new diagnostic or medicine will be covered and reimbursed under Medicare, although it frequently delegates this authority to local MACs. Private payors tend to follow Medicare to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel platforms, applications, products, and services such as ours. Outside the United States, the reimbursement process and timelines vary significantly. Certain countries, including a number of member states of the EU, set prices and make reimbursement decisions for diagnostics and pharmaceutical products, or medicinal products, as they are commonly referred to in the EU, with limited participation from the marketing authorization or CE mark holders, or may take decisions that are unfavorable to the authorization or CE mark holder where they have participated in the process.
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
In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws, such as those of California and other states that have adopted versions of the Consumer Data Privacy Act, are more stringent or broader in scope, or offer greater rights to individuals, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. In addition, new legislation or constitutional amendments proposed or enacted in various states impose, or have the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in the U.S. Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, and may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way applications, products, and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.
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
In the EU and the EEA, processing operations of personal data, including health and genetic personal data, are governed by the GDPR. The GDPR strengthens the powers of the relevant authorities and adds a broad array of requirements for handling personal data, including, for example, requirements to establish a legal basis for processing, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, requirements to implement safeguards to protect the security and confidentiality of personal data that requires the adoption of administrative, physical and technical safeguards, shortened timelines for data breach notifications to appropriate data protection authorities or data subjects, limitations on retention and secondary use of information, increased requirements pertaining to health data and additional obligations when we contract third-party processors in connection with the processing of the personal data. EU and EEA member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU and the EEA member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data, including the following:
•Lawfulness, fairness and transparency: Personal data must be processed lawfully, fairly and in a transparent manner.
•Purpose limitation: Personal data must be obtained for specified, explicit and legitimate purposes and not further processed in a manner that is incompatible with those purposes.
•Data minimization: Personal data processed must be adequate, relevant and limited to what is necessary.
•Accuracy: Personal data must be accurate and, where necessary, kept up to date.
•Storage limitation: Personal data must not be kept longer than is necessary.
•Integrity and confidentiality: Appropriate technical and organizational measures must be put in place to guard against unauthorized or unlawful processing, loss, damage or destruction.
The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater, and other administrative penalties. The UK has transposed the GDPR into domestic law, with its version of the GDPR that took effect on January 1, 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines for certain violations.
In addition, processing of personal data may be governed by the FADP. The FADP provides for data protection principles that are substantially similar to those applied under the GDPR. The FADP is undergoing a revision that aims to ensure an adequate level of data protection and compatibility with the GDPR. The revised FADP is expected to enter into force in September 2023. The purpose of the FADP is to protect the personality rights, including privacy rights, and the fundamental rights of data subjects. The FADP is broad in its material scope and applies to personal data processing activities carried out by federal authorities, private organizations and individual private persons (excluding processing activities for exclusively personal use). The territorial scope of the FADP goes beyond those processing operations carried out in Switzerland, also covering operations that have an effect in Switzerland, even if they originate in another country. Sensitive personal data, including health data, genetic data and biometric data, which unequivocally identify a natural person, are subject to stricter protective measures in various respects. For example, (i) if consent is required, it must be given expressly in the case of processing of sensitive personal data, (ii) controllers must declare their data files to the FDPIC if they regularly process sensitive personal data, (iii) sensitive data must not be disclosed to third parties without justification, (iv) the controller of a data file is obliged to inform the data subject of the collection of sensitive personal data and (v) disclosing sensitive personal data in breach of a professional confidentiality obligation may be criminally prosecuted. Processing activities by companies must not harm the privacy or personality of the data subject. If the FADP is violated, the FDPIC may request that the processing is fully or partially adjusted, suspended or terminated. Additionally, the FADP authorizes certain criminal fines of up to CHF 10,000. The revised FADP will authorize criminal fines for certain violations of up to CHF 250,000. Such fines are mainly imposed upon the individual responsible for the violation. However, the revised FADP also authorizes fines of up to CHF 50,000 on the responsible data controller or processor. Fines under the FADP may be imposed in addition to fines under other data protection regimes. As part of our processing activities, we implemented a global compliance plan with applicable laws and regulations, which includes in particular:
•the appointment of a Data Protection Officer;
•the creation of the Data Protection Committee and the Information Security Committee, of which the Data Protection Officer and the Information Security Director are the respective manager;
•the implementation of contractual documentation with our collaborators, aligned with the GDPR requirements;
•the preparation of procedures and guidelines, such as a global data protection policy, a data breach responses plan and standard operating procedures for data subject requests; and
•the realization of global data mapping by the Data Protection Officer, the Information Security Director and the Compliance Manager.
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
Information Security
We have implemented protections consistent with the ISO/IEC 27001:2013 standard with respect to technical and physical security in an effort to ensure a level of security appropriate to the risk of our processing activities, in particular with respect to protecting the personal data and customer data we process against damage, loss and unauthorized access, use, modification, disclosure, destruction or other misuse. For this purpose, we have what we believe are adequate data breach response plans, disaster recovery plans and security arrangements in place. However, there can be no assurance that our efforts will be successful in protecting against adverse events or successfully mitigating their effects. ISO/IEC 27001:2022 was released on October 25, 2022, replacing ISO/IEC 27001:2013. The new standard allows for a three-year transition period, and we plan to implement the appropriate changes to our security to remain consistent with the updated standard within that timeframe. These changes include: reorganization of controls into four categories / themes from 14 control domains, reduction of total control count by 21, merging of 24 controls from the previous 2013 standard, addition of 11 new controls and introduction of five types of “attributes of control” to improve categorization. For more information regarding risks relating to information security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Cyber security or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, loss of revenue, significant liabilities, harm to our brand and decreased use of our SOPHiA DDM Platform and related solutions, applications, products, or services.”
Data Use Rights
As part of our activities, we process thousands of genetic profiles for all our customers around the world. As a result, and in accordance with applicable data protection laws and regulations, we may produce aggregate anonymized statistical data from the results of all analysis performed using our proprietary algorithms (“Insights”), which are our sole and exclusive property.
Hence, a distinction is made between customer data (i.e., the data uploaded by our customers on our SOPHiA DDM Platform) on the one hand and other data generated and developed by us (i.e., the results of the performance of our proprietary algorithms, such as Insights) on the other hand. In this respect, Insights are generated using our proprietary algorithms in the context of our SOPHiA DDM Platform and constitute our know-how and trade secrets.
As part of the performance of our services related to our commercial and research and development activities and in accordance with our contractual documentations accepted by our customers and collaborators, we may use our customers’ and collaborators’ data in particular: (i) for the performance of our contractual obligations; (ii) to anonymize data (and consequently reuse anonymized data); (iii) for scientific or research purposes; (iv) for inclusion in clinical trials; (v) in order to improve our applications, products, and/or services; and (vi) as permitted by applicable laws and regulations.
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
Specific derogations apply for processing operations for statistical purposes, in accordance with the GDPR, as follows:
•personal data can be stored for longer periods insofar as the personal data will be processed solely for statistical purposes subject to implementation of the appropriate technical and organizational measures; information obligations in processing for statistical purposes do not apply if they would involve a disproportionate effort; consideration of this takes into account the number of data subjects and the age of the data, and appropriate safeguards must be adopted; and
•restrictions of the right of a data subject to exercise its “right to erasure” apply if it is likely to significantly impair processing for statistical purposes.
Meanwhile, processing for statistical purposes is subject to certain requirements to:
•set up appropriate safeguards to protect the rights and freedoms of the data subject; and
•implement adequate technical and security measures entrenching the principle of data minimization and using pseudonymized data as the default.
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
C. Organizational Structure
We have the following wholly owned subsidiaries:

Name of Subsidiary	Jurisdiction of incorporation
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	Delaware (USA)
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy

D. Property, Plants and Equipment
We do not own any real property. We believe that our facilities meet our present needs and we are continuously reviewing our space requirements. The table below sets forth the sizes and uses of our facilities as of December 31, 2022:

Location	Primary Function	Approximate Size
Rue du Centre 172, CH-1025 Saint-Sulpice Switzerland	Office	19,000 sq ft
A-ONE Park Building B2 Z.A La Pièce 4, 1180 Rolle Switzerland	Office & Laboratory	65,860 sq ft
Technopole Izarbel 374 Allée Antoine d’Abbadie Créaticité bâtiment A 64210 Bidart France	Office	3,830 sq ft
Bâtiment GIENAH 11 avenue de Canteranne 33600 Pessac France	Office	3,450 sq ft
185 Dartmouth Street Boston, Massachusetts 02116 USA	Office	14,070 sq ft
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
For a comparison of our results of operations and KPIs for the years ended December 31, 2021 and 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F filed with the SEC on March 15, 2022.
Overview
We are a cloud-native software company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.
In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. We have a broad range of applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, our multimodal solution that integrates the capabilities of our genomics and radiomics solutions with additional modalities to further enable clinical decision-making. Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platform globally for clinical genomics. As of December 31, 2022, we served more than 750 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products and services, and our SOPHiA DDM Platform has supported the analysis of more than 1,200,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 465 peer-reviewed publications. As of December 31, 2022, we had 390 recurring

SOPHiA DDM Platform customers (defined as the number of customers who generated revenue during the specified time period, which, in this case, is the twelve months ended December 31, 2022). We commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services as RUO and CE-IVD applications and products. In the United States, our applications and products are labeled and sold for research use only. Because such products are not intended for use in clinical practice in diagnostics and the applications and products cannot include clinical or diagnostic claims, the FDA regulations require that RUO applications and products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the EU, we have self-certified our applications and products without the intervention of a notified body in order to affix the CE marking.
Our clinical customers primarily include academic and non-academic hospitals and reference and specialty laboratories. Our biopharma customers primarily include pharmaceutical companies, biotechnology companies, and CROs. Our customers are able to access our SOPHiA DDM Platforms through three primary access models: dry lab access, bundle access and integrated access. As of December 31, 2022, we operated a global direct sales team of more than 91 field-based commercial representatives across 56 countries in all four of our major regions of operations (North America, Latin America, EMEA and Asia-Pacific (“APAC”)) and further supplemented our direct sales team with distributors in 16 additional countries. For the years ended December 31, 2022 and 2021, we generated $47.6 million and $40.5 million in revenue, respectively, representing 18% year-over-year growth.
We have funded our operations primarily through equity financings that have generated $498.3 million in gross proceeds as of December 31, 2022 and, to a lesser extent, through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses, solutions, applications, products, and services. As of December 31, 2022, we had cash and cash equivalents of $161.3 million and term deposits of $17.3 million. Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2022 and 2021, our net losses were $87.4 million and $73.7 million, respectively. As of December 31, 2022, we had an accumulated deficit of $298.8 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to (i) research and development, in particular to further expand the features, applications and data modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas, (ii) expanding our selling and marketing efforts for our SOPHiA DDM Platform and related solutions, applications, products, and services, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies, (iii) establishing and maintaining relationships with our collaborators and customers across the healthcare system, and (iv) obtaining regulatory clearance or approval to offer our applications and products as IVD applications and products for diagnostic use. Our ability to achieve profitability depends on the successful commercialization and further development of our SOPHiA DDM Platform and related solutions, applications, products, and services.
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
Customer Acquisition and Analysis Volume
We principally derive revenue from the use of our SOPHiA DDM Platform by our customers as well as the sales of related licenses, solutions, applications, products, and services. Our analysis volume is dependent on both the acquisition of new customers as well as usage volume from our existing customers. We employ a “land and expand” commercial model focused on winning new customers and then driving subsequent recurring utilization of our solutions by those acquired customers. Once we secure a customer, we use our direct sales force to build further engagement and help that customer increase its testing operations. For example, we may initially support a customer in setting up its NGS testing operations for hereditary cancer screening, including operational support through our set-up programs. Once the customer is fully onboarded on our SOPHiA DDM Platform, it is then comparatively easier to deploy additional germline testing solutions as well as somatic oncology testing solutions, creating synergies across the offerings and a unified workflow. We also target incremental users within each customer, for example, additional clinicians within a provider across expanded departments such as radiology or pathology.
We expect our analysis volume to increase and new customer acquisitions to accelerate as we further expand the features, applications and data modalities of our SOPHiA DDM Platform, expand our presence into new geographies and further penetrate existing geographies, particularly geographies that represent largely under-penetrated opportunities such as North America. We intend to significantly invest in the development of our SOPHiA DDM Platform to accommodate multimodal data analytics capabilities across a wide range of disease areas, including under-penetrated disease areas such as cardiology and neurology, which we believe will allow us to attract new customers and increase usage of our SOPHiA DDM Platform within our existing customer base. While we believe that our existing sales force can support our near-term growth plans, to continue expanding our presence into new geographies and further penetrate existing geographies, we will continue to opportunistically invest in our direct sales force to further scale the size of our network in under-penetrated geographies such as North America, form additional collaborations with reference and specialty laboratories, and collaborate with collaborators and distributors in selected geographies outside of North America.
Revenue Mix
We derive revenue from the use of our SOPHiA DDM Platform by our customers as well as the sales of related licenses, solutions, applications, products, and services. Our clinical customers can access our platform using three different models: dry lab access, bundle access and integrated access. In the dry lab access model, our customers use the testing instruments and consumables of their choice and our SOPHiA DDM Platform and algorithms for variant detection and identification. In the bundle access model, we bundle DNA enrichment kits with our analytics solution to provide customers the ability to perform end-to-end workflows. In the integrated access model, our customers have their samples processed and sequenced through select SOPHiA DDM Platform collaborators within our clinical network and access their data through our SOPHiA DDM Platform. Our biopharma customers can access our SOPHiA DDM Platform through the same three models, but they may also have access to data generated through our SOPHiA DDM Platform in the form of custom reports and analytics.
We have experienced fluctuations in how our clinical customers access our SOPHiA DDM Platform across the three access models. Specifically, certain customers may transition from one access model to another over time. For example, we have observed a trend with certain customers being onboarded onto our platform through the dry lab access model, but, over time, as our relationships with them grow, these customers transition to the bundle access model as customers trust us to curate a set of instruments and consumable products to help increase the accuracy of the analysis they generate. This trend is one illustration of our “land and expand” commercial model, as bundle access is typically a higher revenue-generating model compared to dry lab access based on the incremental value from the sale of consumables and instruments as well as higher platform usage on average for bundle access customers. Certain types of customers are also more likely to access our SOPHiA DDM Platform using one access model compared to other customers. For example, customers who are unable or do not wish to conduct sequencing locally are inclined to use the integrated access model. These customers have historically represented a small percentage of our customer base relative to customers that use the bundle access and dry lab access models. We expect that the revenue contribution from each of the three access models will vary depending on our customer base and the rate of new customer acquisition.
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
Seasonality
We typically experience lower usage of our SOPHiA DDM Platform in the third quarter compared to other quarters, which we believe is due to the seasonal slowdown at our customers’ European facilities attributable to summer vacations and European holiday schedules. As we expand in the North American market, we expect that we will be subject to lower seasonal variations in our usage per customer. We typically experience the highest usage of our SOPHiA DDM Platform in the fourth quarter as we bring new customers and new applications and products with existing customers into routine usage over the course of the year.
Biopharma Expansion
To date, the majority of our revenue is generated through our clinical customers, including academic and non-academic hospitals, and reference and specialty laboratories. However, we see potential for our biopharma business to comprise a more significant portion of our revenues. We began commercializing our biopharma application, product, and service offerings in 2019. While we have the ability to offer a robust package of pre- and post-market solutions to our biopharma customers across the Discovery, Development, and Deployment stages through a broad set of solutions, including SOPHiA Trial Match, SOPHiA Insights, SOPHiA CDx and SOPHiA Awareness, our biopharma business is still nascent with the initial focus on establishing pilot programs with large pharmaceutical and biotech companies to build customer trust and raise awareness about our offerings. We intend to leverage our platform and database to drive adoption by biopharmaceutical companies through our sales force focused on biopharma opportunities across the value chain. In addition, we plan to develop new offerings for biopharma as we expand the number and type of new applications and data modalities on our platform.
SOPHiA CarePath
In 2022, we unveiled SOPHiA CarePath, a new multimodal module on our SOPHiA DDM Platform powered by our artificial intelligence and machine learning algorithms. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Deep-Lung IV multimodal clinical study on non-small cell lung cancer. We plan to commercialize the module upon a formal launch. We believe that the module will be adopted by our existing customers and help drive additional adoption of our SOPHiA DDM Platform by clinical institutions and biopharmaceutical companies.
Strategic Acquisitions and Collaborations
We vigilantly monitor the market for potential investments to expand or add key technologies to our offerings that we believe will improve our platform’s ability to address our customers’ needs and catalyze the commercialization of new applications, products, and services. Our investment strategy could take the form of a business acquisition, asset acquisition or strategic licensing of patented technology, all of which may affect our future financial results. For example, our acquisition of Interactive Biosoftware (“IBS”) in 2018 expanded the functionality of our SOPHiA DDM Platform. The Alamut suite of genomics mutation interpretation software is connected to our SOPHiA DDM platform and gives our customers advanced analytics capabilities for a deeper and more informed genomic data interpretation. We view Alamut as a complement to our SOPHiA DDM platform and expect to be able to accelerate our growth by cross-selling our SOPHiA DDM platform to Alamut users and vice versa.
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
Impact of the COVID-19 Pandemic
In 2020, the COVID-19 pandemic negatively affected our overall and non-COVID-19 analysis-related business and revenue. However, COVID-19 has also created opportunities for us. For example, we collaborated with Paragon Genomics, Inc. to develop a NGS assay for COVID-19 that leverages our SOPHiA DDM Platform’s analytical capabilities, allowing us to deliver the benefits of this solution to our customers worldwide. In early 2021, we introduced our own COVID-19 bundled access product and pipeline. We derived $1.1 million in revenue from our COVID-19 applications and products for the year ended December 31, 2022. While the NGS assay for COVID-19 did not constitute a significant part of our revenue, and we do not expect it do so in the future, we believe that this collaboration illustrates the flexibility and adaptability of our SOPHiA DDM Platform.
Key Operating Performance Indicators
We regularly monitor a number of key operating performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key operating performance indicators primarily focus on metrics related to our SOPHiA DDM Platform metrics, as platform revenue comprises the majority of our revenues.
As used in this section, the term “customer” refers to any customer who accesses our SOPHiA DDM Platform through the dry lab and bundle access models. We exclude from this definition any customers accessing our SOPHiA DDM Platform using the integrated business model because they tend to use our platform in an ad hoc manner compared to our dry lab and bundle access customers who typically do so in a recurring fashion, generate an immaterial portion of our revenue and analysis volume and constitute a small part of our customer base. We also exclude from this definition customers who only use Alamut through our SOPHiA DDM Platform.

Platform Analysis Volume
Quarterly Platform Analysis Volume from Q1 2016 to Q4 2022

	Year ended December 31,
	2022	2021
SOPHiA DDM Platform analysis volume	264,294	243,394
Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our customers. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including application and product pricing, access model used and customer size mix, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.
Analysis volume increased to 264,294 in the year ended December 31, 2022 from 243,394 in the year ended December 31, 2021. We observed an increase in chargeable analysis volume of 9% for the year ended December 31, 2022, as compared to the year ended December 31, 2021. We believe this increase is primarily attributable to increased usage from our existing customers as well as new customers onboarded onto our platform, particularly as customers returned to their labs as COVID-19-related pandemic restrictions loosened, and customers reallocated resources and focus to non-COVID-19-related operations. We do increase prices annually or as necessary throughout the year. While platform analysis volume is a primary driver of our overall revenue, there are other important factors that also contribute to our revenue performance, including access model mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue. These factors also contributed to year-over-year growth in our overall revenue in 2022.
Total Recurring Platform Customers

	As of December 31,
	2022	2021
Existing recurring SOPHiA Platform customers	327	292
New recurring SOPHiA Platform customers	63	90
Total recurring platform customers	390	382

We track the number of our recurring platform customers, defined as the number of customers who generated revenue during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We further define our recurring platform customers as “existing” or “new” recurring platform customers based on the year in which they first accessed our SOPHiA DDM Platform and generated revenue for us. The analysis excludes customers without any usage of our SOPHiA DDM Platform over the past twelve months and customers who have executed agreements with us that have not generated any revenue to us, including customers that are in the process of being onboarded onto our SOPHiA DDM Platform. The analysis also excludes our customers who access our SOPHiA DDM Platform exclusively through the integrated access model.
Total recurring platform customers increased to 390 in the year ended December 31, 2022 from 382 in the year ended December 31, 2021. The increase is primarily attributable to our continued customer acquisition momentum.
Average Revenue per Platform Customer

	As of December 31,
(Amounts in USD)	2022	2021
Average revenue per SOPHiA Platform customer	$93,691	$92,028
Average revenue per platform customer is a key measure of our ability to create additional value from our existing customer relationships and the viability of our “land and expand” commercial strategy. We calculate average revenue per platform customer based on the total revenue generated by our customers divided by the total number of customers. Average revenue per platform customer is a function of analysis volume, application and product pricing, access model used and customer size mix.
Average revenue per platform customer increased to $93,691 in the year ended December 31, 2022 from $92,028 in the year ended December 31, 2021. The increase is primarily attributable to the “expand” aspect of our “land and expand” strategy through which we have been able to increase usage rates and adoption of our applications as our relationships with our customers deepened over time and, to a lesser extent, price increases, partially offset by unfavorable foreign exchange movements for revenue generated in key transactional currencies other than the U.S. dollar, particularly the euro, the Swiss franc, the British pound, and the Turkish lira.
Lifetime Value (LTV) to Customer Acquisition Cost (CAC) Ratio

	Year ended December 31,
(in USD thousands, except ratio)	2022	2021
LTV	1,528	2,089
CAC	380	272
LTV/CAC Ratio	4.0x	7.7x
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
Our LTV to CAC ratio over the last two years held steady at above the 3x threshold. Our LTV to CAC ratio decreased to 4.0x in the year ended December 31, 2022 from 7.7x in the year ended December 31, 2021. The decrease is attributable primarily to an increase in our annualized revenue churn rate, which increased to 4% for the year ended December 31, 2022 from the historical low of 3% for the year ended December 31, 2021, which, as previously disclosed, we did not believe to be sustainable long-term.
Net Dollar Retention (NDR)

	As of December 31,
	2022	2021
Net dollar retention (NDR)	102%	142%
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
Net dollar retention decreased to 102% as of December 31, 2022 from 142% as of December 31, 2021. The year-over-year decrease in revenue growth momentum is attributable to unfavorable foreign exchange movements for revenue generated in key transactional currencies other than the U.S. dollar, particularly the euro, the Swiss franc, the British pound, and the Turkish lira; and a decrease in COVID-19-related revenues as our customers reduced their COVID-19-related operations and business. Net dollar retention had reached a historical high in 2021, as there was sizable pent up demand across our customer base as a result of the pandemic, which led to significant revenue growth momentum in 2021 and a higher baseline of comparison relative to 2022 revenue, which impacted growth as customer demand normalized.
Components of Results of Operations
Revenue
We generate revenue from goods and services rendered to our clinical customers and from our biopharma customers. Our clinical customers include academic and non-academic hospitals (including comprehensive cancer centers and children’s hospitals), and reference and specialty laboratories. Our biopharma customers include companies along the full biopharma value chain. We group our solutions that we offer our customers into two primary reporting segments: our SOPHiA DDM Platform and workflow equipment and services.
SOPHiA DDM Platform revenue comprises the bulk of our revenue and includes goods and services related to the use of our SOPHiA DDM platform, including our clinical genomics solutions, which span across a broad range of unique applications for analyzing genomic data; our Alamut suite of genomics mutation interpretation software, which gives our clinical customers advanced analytics capabilities for a deeper and more informed genomic data interpretation; and biopharma applications designed to help customers solve bottlenecks across the biopharma value chain, including discovery, clinical development and commercialization; and the sale of third-party instruments and consumables to our bundle access customers.
For clinical customers, our primary pricing strategy for our SOPHiA DDM platform is a pay-per-use model, in which customers access our platform free of charge but pay for each use of our platform. Pricing varies based on our customer mix, as customers require differing levels of customization. For Alamut, our primary pricing strategy is a licensing model, in which customers access our platform for a contracted price. For biopharma customers, we are continuing to refine our pricing strategy since we launched our initial applications for the biopharma market in 2019. We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. For revenue generated from our SOPHiA DDM platform customers, we recognize revenue from analyses as the analyses are conducted and revenue from bundled instruments and consumables at the point of delivery. For revenue generated from Alamut licenses, we recognize revenue over the course of the license period. Payments from our customers are typically due up to 180 days from the invoice date. We have a diverse range of customers and no single end customer accounted for more than 5% of our revenue for the years ended December 31, 2022 or 2021.
Workflow equipment and services revenue includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services rendered primarily to clinical customers. These include the provision of set-up programs and training and the sale of equipment that are not linked to the use of the platform, such as automation equipment. Set-up programs and training are typically combined with a customer’s first order prior to the customer being onboarded onto our SOPHiA DDM Platform. Revenue from services is generally recognized when the services are performed. Revenue from materials are recognized when control of the goods is transferred to the customer, generally at the time of delivery.
We have demonstrated continued revenue growth during 2022 and 2021 as a result of the continued development of our platform and technology and further penetration of the market. Revenue performance is reflective of the strong foundation that has been built, focused around clinical and biopharma customers. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing and the fees charged for the maintenance of this equipment.
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
While we currently expect increased investments to accelerate growth, we also expect to realize increased efficiencies and economies of scale and undertake cost containment measures to reduce the cost of using cloud infrastructure. Over time, we expect our gross profit margin to increase as we broaden our customer base, increase customer engagement, expand our cloud infrastructure and negotiate additional arrangements with service providers, including with respect to computational and storage-related costs and fees paid to hosting providers. However, in the near term, we expect that our gross profit margin will be adversely impacted by increased computational and storage-related costs and fees as we have purchased, and may be required to continue to purchase, increased capacity at less favorable rates in order to address increased demand for our SOPHiA DDM Platform and related solutions, applications, products, and services. Our cost of revenue as a percentage of revenue may fluctuate from period to period depending on the interplay of the various components of cost of revenue.
Operating Expenses
Operating expenses consist of research and development, selling and marketing, general and administrative, and other operating income (expense), net.
Research and Development Costs
Research and development costs consist of personnel and related expenses for technology, application, and product development, depreciation and amortization, laboratory supplies, consulting services, computational and storage-related costs and fees paid to hosting providers related to research and development and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.
In the short and long term, we expect our research and development costs to increase in absolute dollars, but not necessarily as a percentage of revenue, while we continue to develop, refine and optimize our platform, technology, applications, products, and services as we seek to expand the features, applications and data modalities of our SOPHiA DDM Platform, broaden our customer base and increase customer engagement to drive revenue growth. We expect research and development costs to continue to comprise the largest component of our overall operating expenses. Our research and development costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.

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
In the short term, we expect our general and administrative costs to increase in absolute dollars and as a percentage of revenue as we operate as a public company and as we continue to grow our business. As a public company, we anticipate increased costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, investor relations costs and the development and maintenance of effective internal controls over financial reporting. However, in the long term, we expect our general and administrative costs to gradually and modestly decrease as a percentage of revenue. Our general and administrative costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.
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
Finance Income (Expense), Net
Finance income (expense), net consists of interest income earned on cash and cash equivalents, term deposits and short-term investments and lease liabilities, interest expense on borrowings and COVID-19 loans and grants, changes in the fair value of the derivative associated with the fee payable to TriplePoint Capital LLC (“TriplePoint”) upon the completion of our IPO and foreign exchange gains and losses arising principally from U.S. dollar cash balances and intercompany receivable balances in the parent company, whose functional currency is the Swiss franc.
We currently do not use any financial instruments to manage our interest risk exposure.
Taxation
We are subject to corporate taxation in Switzerland and other jurisdictions in which we operate, in particular, the United States, France, the UK, Italy, Brazil and Australia, where our wholly owned subsidiaries are incorporated.
Pursuant to a written agreement with the Swiss government, we were exempted from corporate taxes (including capital tax) in Switzerland until December 31, 2022.

We are entitled under Swiss laws to carryforward any losses incurred for a period of seven years, which could be used to offset future taxable income. As of December 31, 2022, we had tax loss carryforwards totaling $260.8 million in Switzerland that can be carried forward through future periods that will expire at various dates between January 1, 2023 and December 31, 2028. In the United States, we had tax loss carryforwards of $3.7 million as of December 31, 2022, comprised of $1.8 million in federal tax loss carryforwards that have an unlimited carryforward period and $1.9 million in state and local tax loss carryforwards. Of the U.S. state and local tax loss carryforwards, $0.8 million are set to expire at various dates between January 1, 2035 and December 31, 2045, while the remaining balance has an unlimited carryforward period. In the United Kingdom, we had tax loss carryforwards of $1.7 million as of December 31, 2022 that have an unlimited carryforward. In Brazil, we had tax loss carryforwards totaling $0.7 million as of December 31, 2022 that have an unlimited carryforward period. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full during the allotted time periods; in such a circumstance appropriate evaluations are performed to determine if any Valuation Allowance is required.
Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Revenue	$47,560	$40,450	$7,110	18%
Cost of revenue	(16,306)	(15,229)	(1,077)	7%
Gross profit	31,254	25,221	6,033	24%
Research and development costs	(35,371)	(26,578)	(8,793)	33%
Selling and marketing costs	(28,267)	(28,735)	468	(2)%
General and administrative costs	(55,816)	(41,505)	(14,311)	34%
Other operating income, net	377	108	269	249%
Operating loss	(87,823)	(71,489)	(16,334)	23%
Finance income (expense), net	238	(2,018)	2,256	(112)%
Loss before income taxes	(87,585)	(73,507)	(14,078)	19%
Income tax benefit (expense)	136	(168)	304	(181)%
Loss for the period	$(87,449)	$(73,675)	$(13,774)	19%
Revenue

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
SOPHiA Platform	$45,679	$39,465	$6,214	16%
Workflow equipment and services	1,881	985	896	91%
Total revenue	$47,560	$40,450	$7,110	18%
Revenue was $47.6 million for the year ended December 31, 2022, compared to $40.5 million for the year ended December 31, 2021. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue and an increase to workflow equipment and services revenue, partially offset by $5.9 million in foreign exchange impact over the course of the year related to unfavorable movements in exchange rates between key transactional currencies, particularly the euro, the Swiss franc, the British pound, and the Turkish lira, and our reporting currency, the U.S. dollar. SOPHiA DDM Platform revenue was $45.7 million for the year ended December 31, 2022 compared to $39.5 million for the year ended December 31, 2021. This increase was primarily attributable to an increase in analysis volume and an increase in biopharma revenue of $2.0 million. Workflow equipment and services revenue was $1.9 million for the year ended December 31, 2022, compared to $1.0 million for the year ended December 31, 2021. This increase was primarily attributable to the increase in workflow equipment revenue of $0.5 million.

Cost of Revenue

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Cost of revenue	$(16,306)	$(15,229)	$(1,077)	7%
Gross profit	$31,254	$25,221	$6,033	24%
Gross margin	66%	62%
Cost of revenue was $16.3 million for the year ended December 31, 2022, compared to $15.2 million for the year ended December 31, 2021. This increase was primarily attributable to our revenue growth and by an increase in our amortization of capitalized R&D of $0.6 million, partially offset by a $1.0 million benefit from a credit applied towards computational and hosting-related costs as part of our new agreement with Microsoft.
Operating Expenses

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Research and development costs	$(35,371)	$(26,578)	$(8,793)	33%
Selling and marketing costs	(28,267)	(28,735)	468	(2)%
General and administrative costs	(55,816)	(41,505)	(14,311)	34%
Other operating income, net	377	108	269	249%
Total operating expenses	$(119,077)	$(96,710)	$(22,367)	23%
Research and Development Costs
Research and development costs were $35.4 million for the year ended December 31, 2022, compared to $26.6 million for the year ended December 31, 2021. This increase was primarily attributable to an increase in employee-related expenses, including bonuses and share-based compensation, of $5.3 million for R&D initiatives related to the development of new applications and products as a result of increased hiring and an increase of $4.0 million in professional fees related to the development of new applications and products, partially offset by an increase in the capitalization of research and development costs of $1.9 million.
Selling and Marketing Costs
Selling and marketing costs were $28.3 million for the year ended December 31, 2022, compared to $28.7 million for the year ended December 31, 2021. This slight decrease was primarily attributable to a $1.4 million decrease in employee-related expenses, including bonuses, share-based compensation and commissions, partially offset an increase in travel-related expenses as our sales force was able to resume more normal travel schedules to drive customer acquisition as pandemic restrictions continued to loosen.
General and Administrative Costs
General and administrative costs were $55.8 million for the year ended December 31, 2022, compared to $41.5 million for the year ended December 31, 2021. This increase was primarily attributable to the continued scale-up of our organization; the development of quality-related initiatives to support a potential expansion of our business into more regulated markets; an increase of $9.9 million in employee-related expenses, including bonuses and share-based compensation; an increase in public company-related expenses; and an increase in software and systems-related expenses.
Other Operating Income (Expense), Net
Other operating income was $0.4 million for the year ended December 31, 2022, compared to an expense of $0.1 million for the year ended December 31, 2021.

Finance Income (Expense), Net

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Finance income (expense), net	$238	$(2,018)	$2,256	(112)%
Finance income, net was $0.2 million for the year ended December 31, 2022, compared to finance expense, net of $2.0 million for the year ended December 31, 2021. This increase in finance income, net for the year ended December 31, 2022 was primarily attributable to the movement in the valuation of the fee payable to TriplePoint no longer being recorded on our financial statements, as the fee was paid upon the completion of our IPO in July 2021, as well as an increase in interest income partially offset by realization of a net foreign exchange loss as opposed to a slight foreign exchange gain for the year ended December 31, 2021.
Income Tax (Expense) Benefit

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2022	2021	$	%
Income tax benefit (expense)	136	(168)	304	(181)%
Income tax benefit was $0.1 million for the year ended December 31, 2022, compared to a $0.2 million of tax expense for the year ended December 31, 2021. This tax benefit is primarily attributed to the recognition of deferred tax assets from previously unrecognized tax assets, partially offset by a write-off of a deferred tax asset in France and the partial disallowance of tax losses carryforward in France as a result of a tax assessment issued in December 2022.
Off-Balance Sheet Arrangements and Commitments
We entered into an agreement with Microsoft as of November 1, 2022. As part of the agreement, we have commitments of approximately $69.4 million in computational and hosting-related costs through October 31, 2027.
We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.
B. Liquidity and Capital Resources
For a discussion of our liquidity and capital sources and cash flows for the year ended December 31,2021, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F filed with the SEC on March 15, 2022.
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $161.3 million as of December 31, 2022 which were held for a variety of growth initiatives and investments in our SOPHiA DDM Platform and related solutions, applications, products and services as well as working capital purposes. Our cash and cash equivalents are comprised of bank and short-term deposits with maturities up to three months. Separately, we held term deposits with maturities between three and twelve months totaling $17.3 million as of December 31, 2022.
We have funded our operations primarily through equity financing and, to a lesser extent, through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses, solutions, applications, products and services. For the year ended December 31, 2021, we received $243.4 million in total gross proceeds from the sale of 13,000,000 shares as part of our IPO in July 2021 and an additional 519,493 shares in August 2021 pursuant to the underwriters’ exercise of their option to purchase additional shares. We also received an additional $20.0 million in gross proceeds from the sale of 1,111,111 shares to Instrumentarium Holdings, Inc., an affiliate of GE Healthcare, in July 2021 concurrent with the completion of the IPO. For the year ended December 31, 2022 and 2021, our revenue was $47.6 million and $40.5 million, respectively. Invoices for our applications, products, and services are a substantial source of revenue for our business, which are included on our consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.
On June 21, 2022 we entered into a credit agreement (the “Credit Facility”) with Credit Suisse Group AG for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between us and Credit Suisse at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of December 31, 2022, we had no borrowings outstanding under the Credit Facility.
Uses of Capital Resources
Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2022 and 2021, our net losses were $87.4 million and $73.7 million, respectively. As of December 31, 2022, we had an accumulated deficit of $298.8 million. Our primary use of capital sources has been to fund our operations and grow our business.
Operating Capital Requirements
We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular, to further expand the applications and modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; selling and marketing efforts for our SOPHiA DDM Platform to establish and maintain relationships with our collaborators and customers; and obtaining regulatory clearances or approvals for our SOPHiA DDM Platform and our applications, products, and services. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future funding requirements will depend on many factors, including:
•our ability to achieve revenue growth;
•our ability to secure any required regulatory clearance or approval for additional features, applications and data modalities of our SOPHiA DDM Platform and related solutions, applications, products, and services;
•the ability of our customers and collaborators to secure any required regulatory clearance or approval for their product candidates, other products, and services the development of which they rely on our SOPHiA DDM Platform and related solutions, applications, products and services;
•our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our SOPHiA DDM Platform and related solutions, applications, products, and services;
•the rate of progress in establishing payor coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors by us with respect to our application and products, if approved for IVD use, and by our customers and collaborators, with respect to their product candidates, other products, and services;
•the cost of expanding our research and development; manufacturing and laboratory operations; and applications, products, and services offerings;
•the cost of building out our facilities, including our corporate headquarters in Switzerland and our locations around the world;
•our ability to maintain and expand our collaborations with biopharmaceutical companies, both advanced and early stage, and reference and specialist laboratories;

•our rate of progress in, and cost of research and development activities associated with, early research and development efforts;
•the effect of competing technological and market developments;
•market acceptance of our platform, solutions, applications, products, and services;
•costs related to international expansion; and
•the potential cost of, and delays in, application and product development as a result of regulatory oversight.
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
Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year ended December 31,
(in USD thousands)	2022	2021
Net cash from (used in):
Operating activities	$(70,093)	$(57,939)
Investing activities	41,973	(56,934)
Financing activities	(1,568)	237,773
Net (decrease) increase in cash and cash equivalents	$(29,688)	$122,900
Effect of exchange rate differences on cash and cash equivalents	$(1,969)	$(4,563)
Operating Activities
For the year ended December 31, 2022, net cash used in operating activities was $70.1 million, primarily attributable to our net loss of $87.4 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA DDM Platform and an increase in general and administrative expenses as we transitioned to a public company, offset by an increase in share-based compensation.
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
Investing Activities
For the year ended December 31, 2022, net cash provided by investing activities was $42.0 million, primarily attributable to the proceeds associated with the maturity of investments in term deposits partially offset by our capital expenditures to support research and development and revenue-generation activities and investments in new term deposits.
For the year ended December 31, 2021, net cash used in investing activities was $56.9 million, primarily attributable to our capital expenditures to support research and development and revenue-generation activities and an investment in a term deposit.

Financing Activities
For the year ended December 31, 2022, net cash used in financing activities was $1.6 million, primarily attributable to cash payments for related to our leases, partially offset by proceeds from the exercise of stock options.
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
Revenue
We recognize revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Significant judgment is required to determine the stand-alone selling price (“SSP”) for each performance obligation in our SOPHiA DDM Platform, the amount allocated to each performance obligation and whether it depicts the amount that we expect to receive in exchange for the related application use, product, and/or service. As the selling prices of our analyses are highly variable, we estimate SSP of our analyses using the residual approach when the analyses are sold with other products and services and observable SSPs exist for the other products and services. While the majority of sales agreements contain standard terms and conditions, we do enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions.
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
SOPHiA DDM Platform
The majority of SOPHiA DDM Platform revenue is derived from each use of our SOPHiA DDM Platform by customers to generate analysis on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on our SOPHiA DDM Platform. Contract assets are recognized on the balance sheet as accrued contract revenue for any analyses performed by customers that have not been invoiced at the reporting period date. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.
Customers use our SOPHiA DDM Platform to perform analyses under three different models: dry lab access; bundle access; and integrated access.
For dry lab arrangements, customers use the testing instruments and consumables of their choice and our SOPHiA DDM Platform and algorithms for variant detection and identification. In these arrangements, we have identified one performance obligation, which is the delivery of the analysis result to the customer.

For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to our SOPHiA DDM Platform for analysis. In these arrangements, we have identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to “—Arrangements with multiple performance obligations” below for how revenue is allocated between the performance obligations.
Deferred contract revenue balances relating to analyses not performed within 12 months from the date of the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration of the kits associated with the analyses.
For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA DDM Platform partners within the clinical network and access their data through our SOPHiA DDM Platform. We have identified one performance obligation, which is delivery of the analysis results to the customer.
Through our SOPHiA DDM Platform, we also sell access to our Alamut software application. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to our proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.
We also derive revenue from our SOPHiA DDM Platform by providing services to biopharma customers who engage us to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.
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
Workflow Materials and Services
Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use our SOPHiA DDM Platform.
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
Share-Based Compensation
For the years ended December 31, 2022 and 2021, we granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
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
The key inputs used in the valuation model for the stock options are outlined below.

	ISOP 2019		EIP 2021
	Year ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Weighted average strike price (in USD)	N/A	$4.22	$6.03	$17.90
Share price at grant date (in USD)	N/A	$5.59	$2.06 - $8.36	$16.81 - $18.00
Expected life of share options (years)	N/A	6.05 - 6.19	5.50 - 7.00	5.50 - 7.00
Expected volatility (%)	N/A	41.26% - 41.45%	62.65% - 69.43%	41.60% - 59.77%
Risk free interest rate (%)	N/A	(0.63)% - (0.48)%	2.42% - 4.00%	0.87% - 1.36%
Dividend yield (%)	N/A	—%	—%	—%
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
Goodwill Impairment Testing
The Company operates as one segment or as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in the Company’s consolidated financial statements. The value as of December 31, 2022 was based on the Company’s discounted cash flow projections, which in turn were based on historical results and ratios updated to reflect management’s expectations of future growth and profitability and discounted using a weighted average cost of capital derived from an analysis of comparable selected public companies. The value as of December 31, 2021 was based on the Company’s market capitalization which is a factor of the Company’s outstanding shares multiplied by the price of the Company’s stock on October 1, 2021.
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
Expected Credit Losses
We have adopted the simplified method indicated in IFRS 9, Financial Instruments (“IFRS 9”), to build our allowance for expected credit losses (“ECL”). We use a matrix based on a calculation of collectability rates according to historical accounts receivable. Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due to, for example, expected improved customer liquidity or more active credit management.
Accounts receivable-trade balances are non-interest bearing and payment terms are generally under agreements with payment terms of up to 180 days. Our customers are mainly government-owned or government-funded hospitals and laboratories with a low credit risk. We have had minimal instances of actual credit losses and consider that this will continue to be the case.
Income Taxes
Unrecognized Deferred Tax Liability on Retained Earnings of Subsidiaries
We do not provide for foreign income and withholding taxes, Swiss income taxes or tax benefits on the excess of the financial reporting basis over the tax basis of our investments in foreign subsidiaries to the extent that such amounts are indefinitely reinvested to support operations and continued growth plans outside of Switzerland. We however review our plan to indefinitely reinvest on a periodic basis. In making our decision we evaluate our plans of reinvestment, our ability to control repatriation and to mobilize funds without triggering basis differences, and the profitability of our Swiss operations and their cash requirements for any need to repatriate funds. If the assessment of our company with respect to any earnings of our foreign subsidiaries’ changes, deferred Swiss income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued. Based on our assessment, we plan to continue reinvesting any undistributed foreign earnings as of

December 31, 2022. In addition, the determination of any unrecognized deferred tax liabilities for temporary differences related to our investment in foreign subsidiaries is not practicable.
Uncertain Tax Positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and therefore subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, the UK and the US. With the exception of a tax assessment rendered by the French tax authority during an audit of its 2018 and 2019 tax returns, the Company is not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There are no other tax examinations in progress.
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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table presents information about our executive officers and directors. Ages are as of February 1, 2023.

Name	Position(s)	Age
Executive Officers and Directors
Jurgi Camblong	Chief Executive Officer and Director	44
Ross Muken	Chief Financial Officer	43
Daan van Well	Chief Legal Officer	48
Manuela da Silva Valente	Chief People Officer	53
Zhenyu Xu	Chief Scientific Officer	40
Philippe Menu	Chief Medical Officer	41

Non-Executive Directors
Troy Cox	Chairman of the Board of Directors	58
Tomer Berkovitz	Director	43
Kathy Hibbs	Director	59
Didier Hirsch	Director	71
Vincent Ossipow	Director	54
Milton Silva-Craig	Director	55
Jean-Michel Cosséry	Director	63
Effective March 15, 2023, Ross Muken will also assume the role of Chief Operating Officer and Phillipe Menu will also assume the role of Chief Product Officer.
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
Daan van Well, LL.M., M.B.A., has served as our Chief Legal Officer since June 2019. Mr. Van Well has more than 20 years of legal, governance and compliance experience. From 2018 to 2019, Mr. Van Well served as the founder and managing partner of consulting firm SpringWorks Sàrl. From 2010 to 2017, Mr. Van Well served in various legal positions with PwC Switzerland, including as the Head of Legal from 2011 to 2017. Prior to that, Mr. Van Well served as corporate secretary and senior legal counsel of Koninklijke Ahold N.V. (currently Koninklijke Ahold Delhaize N.V.) (Royal Ahold Delhaize) and practiced law at Loyens & Loeff N.V. in Rotterdam, The Netherlands. Mr. Van Well holds an LL.M. in Dutch civil law from Utrecht University and an Executive M.B.A. in management and corporate finance from HEC Lausanne.

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
Zhenyu Xu, Ph.D., has served as our Chief Scientific Officer since January 2021 and was previously our Chief Technology Officer since May 2014. Dr. Xu was the leader of the technology team that developed our SOPHiA DDM Platform. Prior to that, Dr. Xu was a post-doctoral fellow at the European Molecular Biology Laboratory. Dr. Xu holds a Ph.D. in molecular and computational biology from the European Molecular Biology Laboratory.
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
Non-Executive Directors
Troy Cox, M.B.A., has served as the Chairman of our board of directors since June 2019. From 2017 to 2019, Mr. Cox served as the chief executive officer of Foundation Medicine Inc. From 2010 to 2017, Mr. Cox served as the senior vice president of U.S. commercial of Genentech, Inc. Prior to that, Mr. Cox held various executive and senior positions at UCB S.A., Sanofi-Aventis U.S. LLC and Schering-Plough Corporation. In addition to our board of directors, Mr. Cox serves on the board of directors of Zymeworks Inc., LetsGetChecked, Somalogic Inc., BioSplice Therapeutics, Inc. and previously served on the board of directors of Foundation Medicine Inc. Mr. Cox holds an M.B.A. from the University of Missouri.
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
Jean-Michel Cosséry, Ph.D., Pharm.D., M.B.A., has served as a member of our board of directors since June 2022. From 2012 to 2018, Dr. Cosséry served in various senior leadership positions at Eli Lilly and Company, including as Vice President, North America Oncology, as well as Vice President and Managing Director of Lilly UK and Northern Europe. Prior to that, he served as Vice President and Chief Marketing Officer of GE Healthcare as well as in senior positions at Novartis International AG and Serono (now Merck (Schweiz) AG). Dr. Cosséry serves on the board of directors of Malin Corporation plc, Exact Therapeutics AS, and Eracal Therapeutics Ltd., and serves as the non-executive chairman of Scancell Holdings PLC. Previously he served on the board of directors of ABPI (UK) LIMITED, Immunocore Holdings Limited, Kymab Ltd, and Diurnal PLC, and as chairman of the board of directors of the American Pharmaceutical Group in the UK. Dr. Cosséry holds an M.B.A. from the Rotterdam School of Management, a Ph.D. with honors in nuclear chemistry and neurobiology from Paris Sud University, and a Pharm.D. with honors in pharmacology from Paris Sud University.
Relationships
All of our directors were appointed pursuant to our shareholders’ agreement that was terminated upon the completion of our initial public offering. There are no family relationships among any of our directors or executive officers.
B. Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2022, the aggregate compensation paid or accrued to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was $4.0 million, the total fair value of stock options and non-vested share awards granted to the members of our board of directors and our executive officers was $4.8 million, and the amount set aside or accrued by us to provide pension, retirement or similar benefits to the members of our board of directors and our executive officers was $0.2 million.
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
During the year ended December 31, 2022, we have granted to the members of our board of directors and to our executive officers, in the aggregate, the right to acquire no ordinary shares under the 2021 Equity Incentive Plan. During the year ended December 31, 2022, we granted to the members of our board of directors and to our executive officers, in the aggregate, 1,223,906 RSUs under the 2021 Equity Incentive Plan. The restricted share units granted to an executive officer vest ratably over a four-year period, subject to the executive officer’s continued employment with us, and any unvested RSUs will be forfeited should the executive officer terminate his or her employment with us. The restricted share units granted to a non-executive member of the board of directors shall vest between the Company’s 2022 Annual General Meeting and the Company’s 2023 Annual General Meeting, subject to the member’s continued employment.
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
Additional Information
We are required under Swiss law to provide additional disclosure regarding the compensation of our executive officers and directors. We incorporate by reference the information contained in Exhibit 99.4 of the Report on Form 6-K filed with the SEC on March 7, 2023 (other than the Report of the Statutory Auditor and Section 4 Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee).
C. Board Practices
Board Composition and Election of Directors
Our board of directors is composed of eight members. Each director is elected for a one-year term. The current members of our board of directors will serve until our annual general meeting of shareholders in 2023.
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
Director Independence
Our board of directors has affirmatively determined that each of Troy Cox, Tomer Berkovitz, Kathy Hibbs, Didier Hirsch, Vincent Ossipow, Milton Silva-Craig, and Jean-Michel Cosséry is an independent director within the meaning of applicable Nasdaq standards.
Diversity
Our board of directors values diversity among its members. Our nomination and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. The matrix below sets forth a summary of the diversity of our board of directors as of February 1, 2023:
Country of Principal Executive Offices: Switzerland
Foreign Private Issuer: Yes
Disclosure Prohibited under Home Country Law: No
Total Number of Directors: 8

	Female	Male	Non-Binary	Did Not Disclose
Part I: Gender Identity	1	7	—	—

Part II: Demographic Background
Underrepresented individual in home country jurisdiction	2
LGBTQ+	1
Did not disclose	—
The matrix below sets forth a summary of the diversity of our board of directors as of February 1, 2022:
Country of Principal Executive Offices: Switzerland
Foreign Private Issuer: Yes
Disclosure Prohibited under Home Country Law: No
Total Number of Directors: 7

	Female	Male	Non-Binary	Did Not Disclose
Part I: Gender Identity	1	6	—	—

Part II: Demographic Background
Underrepresented individual in home country jurisdiction	2
LGBTQ+	1
Did not disclose	—

Board Meetings
In 2022, our board of directors held 28 meetings including committees meetings.
Committees of the Board of Directors
Our board of directors has three committees: an audit committee, a compensation committee and a nomination and corporate governance committee.
Audit Committee
The audit committee, which consists of Didier Hirsch (chair), Tomer Berkovitz, and Milton Silva-Craig, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee consists exclusively of members of our board of directors who are financially literate, and each of Didier Hirsch, Milton Silva-Craig and Tomer Berkovitz is considered an

“audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that each of Didier Hirsch, Tomer Berkovitz,and Milton Silva-Craig satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
The audit committee is governed by a charter that complies with the Nasdaq listing standards that apply to us. The audit committee has the responsibility to, among other things:
•select, appoint, compensate, retain, terminate and oversee the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
•pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the independent auditor pursuant to pre-approval policies and procedures;
•review and approve the planned scope and timing of our independent registered public accounting firm’s annual audit plan(s);
•discuss significant findings from the audit and any problems or difficulties encountered, including any restrictions on the scope of our independent registered public accounting firm’s activities or on access to requested information, and any significant disagreements with management;
•evaluate the independent auditor’s qualifications, performance and independence, and present its conclusions with respect to the independent auditor to the board of directors on at least an annual basis;
•supervise the ethics committee as provided in the Code of Ethics, consider related party transactions and supervise compliance with any other policies over which the audit committee has oversight authority;
•review and discuss with management and the independent auditor the annual audited consolidated and stand-alone financial statements and unaudited quarterly financial statements and make its recommendation to the board of directors for their presentation to the general meeting of shareholders for approval;
•review with management and the independent auditor (i) any analyses or other written communications prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, (ii) our critical accounting policies and practices, (iii) the effect of regulatory and accounting initiatives, as well as off-balance-sheet transactions and structures, on our financial statements and (iv) any major issues regarding accounting principles and financial statement presentations;
•in conjunction with the chief executive officer and chief financial officer, review disclosure controls and procedures and internal control over financial reporting;
•review and discuss with the independent auditor any audit problems or difficulties and management’s response thereto;
•discuss with the chief financial officer and the chief executive officer the results of its review of the management or internal control letter issued by the independent auditor;
•resolve disagreements between management and the auditor regarding our financial reporting;
•review our risk assessment and risk management policies and practices;
•establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, as well as the receipt of summary whistleblower reports and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•review our compliance with laws and regulations; and
•review any major litigation or investigations against us that may have a material impact on our financial statements.
The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event meets at least quarterly.
Compensation Committee
The compensation committee, which consists of Milton Silva-Craig (chair), Kathy Hibbs, Jean-Michel Cosséry, and Vincent Ossipow, supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of the board of directors and the executive officers. The compensation committee may submit proposals to the board of directors on other compensation-related matters. Swiss law requires that we have a compensation committee, so in accordance with Nasdaq listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice vary from Nasdaq listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the compensation committee will be elected by our annual general meeting of shareholders. The board of directors appoints the chair of the compensation committee and fills any vacancies until the following annual general meeting of shareholders.
The compensation committee has the responsibility to, among other things:
•regularly review and make recommendations to the board of directors regarding our compensation and benefits strategy and guidelines;
•review and make recommendations to the board of directors regarding the compensation of the members of the board of directors, of the executive committee and of our extended management team;
•prepare the proposals to the shareholders’ meeting regarding the compensation of the members of the board of directors and of the executive committee;
•review and approve the recommendation of our chief executive officer regarding the fixed and variable compensation, including incentive plan participation and benefits, of the members of the management team other than members of the executive committee;
•review and make recommendations to the board of directors regarding our compensation and benefits plans (cash and/or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend and terminate such plans;
•to the extent not delegated by the compensation committee to a different body or a third party, administer our compensation and benefits plans; and
•review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us.
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

The nomination and corporate governance committee has the responsibility to, among other things:
•determine selection criteria for the succession of the members of the board of directors and board committees, our chief executive officer and our chief financial officer, and establish such succession planning
•(including for the event of the incapacitation, retirement or removal of such individuals) by making recommendations to the board of directors;
•oversee searches, identify qualified individuals and recommend individuals for membership on the board of directors and for the position of chief executive officer;
•recommend individuals for appointment to the audit committee annually and as vacancies or newly created positions occur;
•at least annually, prepare the board of directors’ assessment of the performance of the board of directors and board committees and of our chief executive officer;
•review the recommendations of the other board committees based on their self-evaluations and discuss its own evaluation with the board of directors;
•monitor and assess developments and trends in corporate governance to the extent that these do not have an impact on the activities and tasks of the audit committee or the compensation committee;
•review proposals to be made to the board of directors for the amendment of our articles of association, our organizational regulations, and any other charter, rules or regulations;
•approve in advance any acceptance by a member of our management of a position as member of the board of directors in companies not belonging to our group;
•periodically review and assess the adequacy of the charter of the nomination and corporate governance committee and recommend any proposed changes to the board of directors for approval;
•if it deems necessary, develop and recommend to the board of directors corporate governance guidelines for us;
•periodically review and reassess the adequacy of the Code of Ethics and recommend any proposed changes to the board of directors;
•oversee compliance with the Code of Ethics and report on such compliance to the board of directors;
•supervise the ethics committee as provided in the Code of Ethics; and
•review and consider any requests for waivers of the Code of Ethics for members of our board of the directors, our management and other senior financial officers, and make a recommendation to our board of directors with respect to such request for a waiver.
D. Employees
We employ great minds in biotechnology and machine learning who continuously advance our algorithms, applications, products, and services to benefit clinical researchers around the world. Approximately 30% of our employees hold doctoral degrees in diverse fields that range from cell biology to computer science. Our employees bring widely varied expertise and competencies to our company. Our multidisciplinary team includes bioinformaticians, medical and genetic experts, scientists, software engineers, web developers, graphic designers, commercial experts and lab specialists, as well as staff in our administrative and corporate teams.
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
The following strategies help ensure that we attract and retain high quality employees:
•Attracting Talent. Our dedicated and experienced global talent acquisition team identifies and attracts the most qualified candidates. Our locations were strategically selected to attract highly educated talent from renowned universities and engineering schools, and we regularly attend events and use social media to increase awareness of our brand to prospective candidates. As part of our hiring process, we conduct scientific and technical assessment to ensure that candidates have the appropriate skills and expertise.
•Retaining and Developing Talent. As part of our effort to continuously motivate and engage our employees and provide professional development for our employees, we provide corporate talent reviews and follow-up individual development plans for our employees and have created career ladders with grading systems for all departments with detailed job descriptions on what is required at each level. We also perform employee engagement surveys that inform our dedicated taskforces as they continuously strive to increase employee satisfaction and morale.
•Training. To help our employees integrate into our company, advance their knowledge and skills and remain at the forefront of innovation, we created Learning@SOPHiA, which consists of (i) an onboarding program with a new hire learning path, a manager’s guide to onboarding and a buddy system for new hires, (ii) ongoing learning paths with department specific training modules, technical and non-technical training, cross-functional information sessions, mentoring and soft skill training, and (iii) leadership and development programs for managers. In addition, for our salespersons, our sales success department provides commercial training, including consultative sales, negotiations skills and cold call training.
As of December 31, 2022, we had 466 employees across 26 countries, of whom 368 were located in EMEA, 81 were located in North America, 9 were located in Latin America and 8 were located in Asia Pacific. In addition, we had 15 temporary employees located in EMEA. Over the course of the year ended December 31, 2022, we employed, on average, 482 employees. Approximately 46% of our employees are engaged in research and development.
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
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table presents information relating to the beneficial ownership of our ordinary shares as of February 15, 2023 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•each of our executive officers and directors and persons nominated to serve in such positions; and
•all executive officers and directors and persons nominated to serve in such positions as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 15, 2023 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.
The percentage of outstanding ordinary shares beneficially owned is computed on the basis of 64,235,364 ordinary shares outstanding as of February 15, 2023. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is SOPHiA GENETICS SA, Rue du Centre 172, CH-1025 Saint-Sulpice, Switzerland.

	Number of Ordinary Shares	Percentage of Ordinary Shares
Principal Shareholders	Beneficially Owned	Beneficially Owned

5% or Greater Shareholders
Alychlo NV(1)	6,993,800	10.89%
Generation IM Sustainable Solutions Fund III, L.P.(2)	6,789,560	10.57%
Balderton Capital VI, S.L.P.(3)	3,361,880	5.23%

Executive Officers and Directors

Jurgi Camblong(4)	2,240,140	3.49%
Vincent Ossipow	317,091	*
Zhenyu Xu(4)	238,759	*
Troy Cox	122,531	*
Milton Silva-Craig	87,649	*
Daan van Well	47,666	*
Manuela da Silva Valente	22,592	*
Kathy Hibbs	11,111	*
Didier Hirsch	11,111	*
Philippe Menu	14,099	*
Ross Muken	6,054	*
Tomer Berkovitz	—	*
Jean-Michel Cosséry	—	*

All executive officers and directors as a group (13 persons)	3,118,803	4.86%
*Less than 1% of our total outstanding ordinary shares.

(1)This information is based solely on a Schedule 13G filed by Alychlo NV and Marc Coucke with the SEC on February 14, 2022. Marc Coucke is the principal shareholder, chairman and managing director of Alychlo NV. The principal business address of each of the foregoing persons or entities is Lembergsesteenweg 19, 9820 Merelbeke, Belgium.
(2)This information is based solely on a Schedule 13G filed by Generation Investment Management LLP, Generation IM Sustainable Solutions III, GP Ltd and Generation IM Sustainable Solutions Fund III, L.P. with the SEC on February 13, 2023. The principal business address of each of the foregoing entities is 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.
(3)This information is based solely on a Schedule 13G filed by Balderton Capital VI, S.L.P. with the SEC on February 10, 2022. Balderton Capital General Partner VI, S.a.r.l. is the managing general partner of Balderton Capital VI, S.L.P. and may be deemed to have voting, investment and dispositive power with respect to these securities. Adrian Rainey, Donatien-Xavier Martin and Marie Calinet are the managers of Balderton Capital General Partner VI, S.a.r.l. and may each be deemed to share voting, investment, and dispositive power with respect to these securities.
(4)The shares owned by the parties have been pledged pursuant to lending arrangements.
As of February 15, 2023, we had approximately 173 shareholders of record of our ordinary shares. We estimate that as of February 15, 2023, approximately 59.61% of our outstanding ordinary shares are held by 35 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.
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
B. Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2022 with any of our executive officers and directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation.”
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
License Agreements
Normandie Valorisation—Exclusive License Agreements
In March of 2018, we entered into an exclusive license of patents and results (the “2018 Normandie Agreement”) with the University of Rouen Normandy, the Henri Becquerel Centre, INSERM Transfert SA (collectively, the “Co-Owners”) and Normandy University, acting through Normandie Valorisation, pursuant to which we obtained an exclusive, royalty-bearing, non-sublicensable license under certain patents related to methods for diagnosing hematological malignancies and an associated diagnostic kit to develop, manufacture and sell products for the diagnosis of acute myeloblastic leukemia, acute lymphoblastic leukemia and chronic myeloid leukemia in the countries covered by the licensed patents.
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
We collaborate not only to provide valuable technologies to hospitals and laboratories around the world directly or through collaborators, but also to increase our channels and to offer a variety of application and product choices to our large customer base.
GE Healthcare—Master Alliance Agreement
In November 2021, we entered into a Master Alliance Agreement with GE Healthcare. Under this agreement, we will be working together with GE Healthcare on a variety of opportunities in the healthcare market and will collaborate on different initiatives and projects in the fields of digital oncology and radiogenomic analysis. The first projects we and GE Healthcare are working on together relate to the creation of infrastructure to integrate data between GE Healthcare’s Edison platform and our SOPHiA DDM Platform, as well as a commercial collaboration focused on co-marketing and pilot site recruitment in the digital oncology and radiogenomic analysis space. We also intend to work together to combine our and GE’s existing capabilities to jointly develop and provide multimodal analytics.
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

Material U.S. Federal Income Tax Consequences for U.S. Holders
The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ordinary shares. It does not describe all tax consequences that may be relevant to a particular person’s decision to acquire ordinary shares.
This discussion applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, it does not describe any tax consequences other than U.S. federal income tax consequences, including state and local tax consequences and estate or gift tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the special tax accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax on net investment income, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes and investors in such entities;
•tax-exempt entities, including an “individual retirement account” or “Roth IRA” or governmental entities;
•real estate investment trusts or regulated investment companies;
•former U.S. citizens or long-term residents of the United States;
•persons that own or are deemed to own 10% or more of the voting power or value of our shares; or
•persons holding ordinary shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares in their particular circumstances.
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
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares, who is eligible for the benefits of the Treaty and who is:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”), may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Swiss taxes imposed on dividends on, or dispositions of, the ordinary shares. The discussions below regarding the creditability or deductibility of Swiss taxes, if any, do not apply to investors in this special situation.
Passive Foreign Investment Company Rules
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
Cash is generally characterized as a passive asset for these purposes. Goodwill, which is defined as the difference between our market capitalization and our net assets, is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. Additionally, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We hold a substantial amount of cash, which is generally characterized as a passive asset, and while this continues to be the case our PFIC status for any taxable year depends largely on the value of our goodwill and the characterization of our goodwill as passive or non-passive. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization declined substantially during 2022, we believe we were a PFIC for our 2022 taxable year. Due to our current market capitalization, there is a risk that we will also be a PFIC for 2023 and possibly future taxable years. We have not obtained any valuation of our assets (including goodwill). U.S. Holders in our ordinary shares should consult their tax advisers regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time. Accordingly, our PFIC status for 2022, 2023 and any future taxable year is uncertain.
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
If we are a PFIC for any taxable year during which a U.S. Holder holds any of our ordinary shares, such holder will generally be subject to adverse tax consequences. Unless a U.S. Holder makes a timely “mark to market” election or “qualified electing fund” ("QEF") election, each as discussed below, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax on such amount. Further, to the extent that any distributions received on a U.S. Holder’s ordinary shares during a taxable year exceed 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever is shorter, those distributions will be subject to taxation in the same manner as gain, described immediately above.
Alternatively, if we are a PFIC and if the ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder will be eligible to make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares will be treated as “regularly traded” if more than a de minimis amount of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (the “15-Day Test”). The Nasdaq, on which the ordinary shares are listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.
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
In addition, if we are a PFIC for any taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a QEF election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621, including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. U.S. Holders should consult their tax adviser regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. Because we believe we were a PFIC for the 2022 taxable year, we will endeavor to provide information necessary for our U.S. investors to make a QEF election with respect to us for the 2022 taxable year and expect to provide such information for any subsequent year if we believe are a PFIC, but there is no assurance that we will timely provide this information.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year.
The rules dealing with PFICs and with the mark-to-market and QEF elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their tax advisers concerning the application of the PFIC rules to our ordinary share under their particular circumstances.
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
Taxation of Distributions
The following is subject to the discussion regarding the PFIC rules described above.
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
Sale or Other Disposition of Ordinary Shares
The following is subject to the discussion regarding the PFIC rules described above.
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
J. Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $161.3 million and $193.0 million as of December 31, 2022 and 2021, respectively, which are comprised of bank and short-term deposits with maturities up to three months. We also had term deposits totaling $17.3 million and $72.4 million as of December 31, 2022 and 2021, respectively. Our cash and cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

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
The sensitivity of our income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. For the years ended December 31, 2022 and 2021, we were exposed principally to movements in four cross-currency pairs. The sensitivity of our loss before tax to such changes was as follows:

December 31,
	2022	2021	2020
Increase / (decrease) in USD/CHF exchange rate by 10%	6,614 / (6,614)	19,499 / (19,499)	1,453 / (1,453)
Increase / (decrease) in EUR/CHF exchange rate by 10%	(94) / 94	648 / (648)	836 / (836)
Increase / (decrease) in GBP/CHF exchange rate by 10%	(83) / 83	(18) / 18	351 / (351)
Increase / (decrease) in USD/EUR exchange rate by 10%	503 / (503)	726 / (726)	155 / (155)
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
We do not believe that credit risk had a material effect on our business, financial condition or results of operations. The largest outstanding balance represented 15% of trade and other receivables in 2022, which is attributable to our largest distributor. This is due to a large distributor having long payment terms and a multitude of end customers to which the distributor sells our applications, products, and services. The distributor has a strong payment history and is in good standing with us. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.
Inflation Risk
We believe our business is able to pass along increases in the costs of providing our applications, products, and services caused by inflation by increasing the prices of our applications, products, and services. For multi-year contracts, our general terms and conditions allow us to increase prices, at minimum on an annual basis. However, we do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.

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
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluations, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective.
B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).
As of December 31, 2022, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission

(“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2022 is effective.
C. Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the company’s independent registered public accounting firm because we are an emerging growth company under the JOBS Act.
D. Changes in Internal Control Over Financial Reporting
Other than the remediation of the three material weaknesses described below, there were no changes to internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Remediation of Previously Identified Material Weaknesses in Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
In connection with the preparation of our consolidated financial statements and audit process for the years ended December 31, 2021, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal controls related to financial reporting. In each of those years, we determined we did not:
•design or maintain an effective control environment commensurate with our financial reporting requirements due to lack of sufficient accounting professionals with the appropriate level of skill, experience and training. Specifically, we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS to address complex technical accounting issues and to prepare consolidated financial statements and related disclosures;
•design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, year-end reporting and disclosures, including controls over the preparation and review of account reconciliations, journal entries and period end financial reporting; and
•design and maintain effective controls over certain information technology general controls for IT systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (a) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel, (b) program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, and (c) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.
As of December 31, 2022, management determined that these material weaknesses have been remediated. To remediate these material weaknesses, we undertook the following remediation actions for each of material weakness.
Regarding the lack of sufficient accounting professionals with the appropriate level of skill, experience and training, we:
•hired several employees for the accounting and financing reporting functions, including a new Group Controller and Head of Reporting and Technical Accounting;
•retained additional third-party accounting consultants to provide additional support to our technical accounting and financial reporting capabilities;

•staffed our accounting and financial reporting functions with individuals with the appropriate level of skill, experience, and training for our company;
•realigned the accounting team in order to maintain proper control over the financial reporting process commensurate to support standalone external financial reporting; and
•supported trainings for accounting professionals to enhance their knowledge.
Regarding the lack of formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, year-end reporting and disclosures, we:
•established formal accounting policies and procedures;
•provided functional and system training to employees;
•prepared detailed documentation to clearly define key tasks and actions related to reconciliations, controls, and financial reporting;
•implemented a risk assessment control matrix (“RACM”) related to our formal accounting policies, procedures and controls designed to achieve complete, accurate and timely financial accounting, year-end reporting and disclosures process as required by applicable law; and
•engaged third-party consultants to assist us in performing internal control testing.
Regarding the lack of effective controls over certain information technology general controls for IT systems that are relevant to the preparation of our consolidated financial statements, we:
•implemented a RACM related to our IT systems that are relevant to the preparation of our consolidated financial statements as required by applicable law;
•engaged third-party consultants to enhance our IT systems that are relevant to the preparation of our consolidated financial statements;
•developed and implemented policies and procedures related to security access, including security access reviews of our key financial systems’ users; and
•engaged third-party consultants to assist us in performing internal control testing.
Our management has concluded that the foregoing remediation efforts were sufficient to remediate the identified material weaknesses as of December 31, 2022 and that our controls over the components of the identified material weakness have been operating effectively for a sufficient period of time.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that each of Didier Hirsch, Tomer Berkovitz and Milton Silva-Craig is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that each of Didier Hirsch, Tomer Berkovitz, and Milton Silva-Craig satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
We have adopted the Code of Ethics, which is applicable to all of our employees, executive officers and directors. The Code of Ethics will be available on our website www.sophiagenetics.com. Our board of directors is responsible for overseeing the Code of Ethics and will be required to approve any waivers of the Code of Ethics for our executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed in our annual report on Form 20-F. For the year ended December 31, 2022, we did not grant any waivers of the Code of Ethics.

Item 16C. Principal Accountant Fees and Services
Fees

	For the year ended December 31,
	2022	2021
Audit fees	$997,379	$1,856,044
Audit-related fees	4,752	9,834
Tax fees	5,426	34,273
All other fees	—	409,389
Total fees	$1,007,557	$2,309,540

For the year ended December 31, 2022 and 2021, PricewaterhouseCoopers SA was the Company’s auditor for the IFRS and statutory accounts.
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
None.
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
•Exemption from the requirement that a majority of the board of directors be comprised of independent directors and that there be regularly scheduled meetings with only the independent directors present. Swiss law does not have such a requirement.
•Exemption from the requirements that the compensation committee and the nomination and corporate governance committee be comprised of independent directors. Swiss law does not have such requirements.
•Exemption from quorum requirements applicable to meetings of shareholders. Swiss law does not have such quorum requirements.
•Exemption from the requirement that independent directors meet at regularly scheduled executive sessions. Swiss law does not have such a requirement.
•Exemption from the requirement to disclose within four business days of any determination to grant a waiver of the Code of Ethics to directors and executive officers. Although we will require approval by our board of directors for any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq listing standards.
•Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. Our articles of association provide that our board of directors is authorized, in certain instances, to issue a certain number of ordinary shares without re-approval by our shareholders.
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
Item 19. Exhibits
The following documents are filed as part of Annual Report on Form 20-F:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.		Filing Date

1.1	Articles of Association of SOPHiA GENETICS SA	6-K	221-017967	99.1		June 15, 2022

2.1	Description of Securities

4.1#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated March 19, 2018	F-1	333-257646	10.1		July 2, 2021

4.2#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated May 29, 2019	F-1	333-257646	10.2		July 2, 2021

4.3#	Software Sublicense Agreement between SOPHiA GENETICS SA and SATT Aquitaine, Aquitaine Science Transfert, SAS, dated November 30, 2017	F-1	333-257646	10.3		July 2, 2021

4.4#	Agreement for the Co-Marketing of Products and Services between SOPHiA GENETICS SA and Agilent Technologies, Inc., dated December 18, 2020	F-1	333-257646	10.4		July 2, 2021

4.5#	Amended and Restated Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated October 9, 2018	F-1	333-257646	10.5		July 2, 2021

4.6#	Amendment No. 1 to Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated May 4, 2019	F-1	333-257646	10.6		July 2, 2021

4.7#	OEM Supply Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated as of January 19, 2018	F-1	333-257646	10.7		July 2, 2021

4.8#	Amendment No. 1 to the SOPHiA GENETICS SA Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated June 7, 2019	F-1	333-257646	10.8		July 2, 2021

4.9#	Supply Agreement between SOPHiA GENETICS SA and Twist Biosciences Corporation, dated November 12, 2019	F-1	333-257646	10.9		July 2, 2021

4.10#†	Master Alliance Agreement between SOPHiA GENETICS SA and GE Precision Healthcare LLC, dated September 11, 2021	20-F	333-257646	4.10	M	March 15, 2022

4.11#†	Supply Agreement between SOPHiA GENETICS SA and New England Biolabs, Inc., dated January 4, 2019	20-F	333-257646	4.11	M	March 15, 2022

4.12§	Form of Indemnity Agreement with directors and officers	F-1	333-257646	10.10		July 2, 2021

4.13§	SOPHiA GENETICS SA 2021 Equity Incentive Plan	F-1	333-257646	10.13		July 2, 2021

8.1	List of subsidiaries

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers SA

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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

SOPHiA GENETICS SA
By:	/s/ Jurgi Camblong
Name:	Jurgi Camblong
Title:	Chief Executive Officer
Date:	March 7, 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of SOPHiA GENETICS SA
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of SOPHiA GENETICS SA and its subsidiaries (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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

March 7, 2023
We have served as the Company’s auditor since 2020.

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)

		Year ended December 31,
	Notes	2022	2021	2020
Revenue	4	$47,560	$40,450	$28,400
Cost of revenue	5	(16,306)	(15,229)	(10,709)
Gross profit		31,254	25,221	17,691
Research and development costs	6	(35,371)	(26,578)	(18,588)
Selling and marketing costs	6	(28,267)	(28,735)	(17,432)
General and administrative costs	6	(55,816)	(41,505)	(18,965)
Other operating income (expense), net	7	377	108	(93)
Operating loss		(87,823)	(71,489)	(37,387)
Finance income (expense), net	8	238	(2,018)	(3,838)
Loss before income taxes		(87,585)	(73,507)	(41,225)
Income tax benefit (expense)	9	136	(168)	1,886
Loss for the year		(87,449)	(73,675)	(39,339)
Attributable to the owners of the parent		$(87,449)	$(73,675)	$(39,339)

Basic and diluted loss per share	10	$(1.36)	$(1.33)	$(0.93)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2022	2021	2020
Loss for the year		$(87,449)	$(73,675)	$(39,339)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences		(4,336)	(4,736)	7,338
Total items that may be reclassified to statement of loss		$(4,336)	$(4,736)	$7,338
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	22	2,154	461	184
Total items that will not be reclassified to statement of loss		$2,154	$461	$184
Other comprehensive (loss) income for the year		$(2,182)	$(4,275)	$7,522
Total comprehensive loss for the year		$(89,631)	$(77,950)	$(31,817)
Attributable to owners of the parent		$(89,631)	$(77,950)	$(31,817)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Balance Sheets
(Amounts in USD thousands)

	Notes	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	11	$161,305	$192,962
Term deposits	12	17,307	72,357
Accounts receivable	13	6,649	6,278
Inventory	14	5,156	5,729
Prepaids and other current assets	15	5,838	5,529
Total current assets		196,255	282,855
Non-current assets
Property and equipment	16	7,129	4,663
Intangible assets	17	19,963	15,673
Right-of-use assets	18	14,268	11,292
Deferred tax assets	9	1,940	1,990
Other non-current assets	19	4,283	3,700
Total non-current assets		47,583	37,318
Total assets		$243,838	$320,173
Liabilities and equity
Current liabilities
Accounts payable	20	$6,181	$6,737
Accrued expenses	21	14,505	15,972
Deferred contract revenue	4	3,434	4,069
Current portion of lease liabilities	18	2,690	1,813
Other current liabilities		—	12
Total current liabilities		26,810	28,603
Non-current liabilities
Lease liabilities, net of current portion	18	14,053	11,246
Defined benefit pension liabilities	22	2,675	4,453
Other non-current liabilities		170	471
Total non-current liabilities		16,898	16,170
Total liabilities		43,708	44,773
Equity
Share capital		3,464	3,328
Share premium		471,623	470,887
Treasury shares		(117)	—
Other reserves		23,963	12,539
Accumulated deficit		(298,803)	(211,354)
Total equity		200,130	275,400
Total liabilities and equity		$243,838	$320,173
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Statement of Changes in Equity
(Amounts in USD thousands, except share data)

	Notes	Shares	Share capital	Treasury Shares	Treasury Share capital	Share premium	Other reserves	Accumulated deficit	Total
January 1, 2020		38,319,760	$1,947	—	$—	$119,227	$(581)	$(98,340)	$22,253
Loss for the period		—	—	—	—	—	—	(39,339)	(39,339)
Other comprehensive loss		—	—	—	—	—	7,522	—	7,522
Total comprehensive loss		—	—	—	—	—	7,522	(39,339)	(31,817)
Share-based compensation	23	—	—	—	—	—	1,359	—	1,359
Transactions with owners
Share options exercised		319,000	17	—	—	1,055	—	—	1,072
Issue of share capital, net of transaction costs	27	9,316,940	496	—	—	107,147	—	—	107,643
December 31, 2020		47,955,700	$2,460	—	$—	$227,429	$8,300	$(137,679)	$100,510
Loss for the period		—	—	—	—	—	—	(73,675)	(73,675)
Other comprehensive loss		—	—	—	—	—	(4,275)	—	(4,275)
Total comprehensive loss		—	—	—	—	—	(4,275)	(73,675)	(77,950)
Share-based compensation	23	—	—	—	—	—	8,514	—	8,514
Transactions with owners
Share options exercised		1,271,300	69	—	—	4,458	—	—	4,527
Sale of ordinary shares in initial public offering, net of transaction costs	26	13,000,000	710	—	—	210,953	—	—	211,663
Sale of ordinary shares in private placement, net of transaction costs	26	1,111,111	61	—	—	19,587	—	—	19,648
Sale of ordinary shares in greenshoe offering, net of transaction costs	26	519,493	28	—	—	8,460	—	—	8,488
December 31, 2021		63,857,604	$3,328	—	$—	$470,887	$12,539	$(211,354)	$275,400
Loss for the period		—	—	—	—	—	—	(87,449)	(87,449)
Other comprehensive loss		—	—	—	—	—	(2,182)	—	(2,182)
Total comprehensive loss		—	—	—	—	—	(2,182)	(87,449)	(89,631)
Share-based compensation	23	—	—	—	—	—	13,613	—	13,613
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	23	—	—	373,616	19	736	(7)	—	748
Issuance of shares to be held as treasury shares		2,540,560	136	(2,540,560)	(136)		—	—	—
December 31, 2022		66,398,164	$3,464	(2,166,944)	$(117)	$471,623	$23,963	$(298,803)	$200,130
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Consolidated Statement of Cash Flows
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2022	2021	2020
Operating activities
Loss before income tax		$(87,585)	$(73,507)	$(41,225)
Adjustments for non-monetary items
Depreciation	16,18	3,791	2,517	1,758
Amortization	17	1,780	1,092	632
Interest expense	8	639	658	1,224
Interest income	8	(1,324)	(20)	(96)
Gain on TriplePoint success fee	25	—	(430)	—
Expected credit loss allowance	13	(467)	(988)	763
Share-based compensation	23	13,613	8,514	1,359
Intangible assets write-off	17	73	30	226
Movements in provisions, pensions, and government grants		953	(23)	1,203
Research tax credit		(1,292)	(1,597)	(763)
Loss on disposal of property and equipment	16	—	22	—
Working capital changes
(Increase) decrease in accounts receivable		1,332	1,806	1,118
(Increase) decrease in prepaids and other assets		(977)	(2,330)	2,347
(Increase) decrease in inventory		(200)	(2,336)	536
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		(1,428)	8,980	(185)
Cash used in operating activities
Income tax received (paid)		—	(55)	153
Interest paid		(266)	(286)	(855)
Interest received		1,265	14	75
Net cash flows used in operating activities		(70,093)	(57,939)	(31,730)
Investing activities
Purchase of property and equipment	16	(4,097)	(2,683)	(450)
Acquisition of intangible assets	17	(464)	(130)	(318)
Capitalized development costs	17	(5,820)	(3,858)	(2,436)
Proceeds upon maturity of term deposits and short-term investments	12	78,533	21,878	—
Purchase of term deposits and short-term investments	12	(26,179)	(72,141)	(21,119)
Net cash flow provided from (used in) investing activities		41,973	(56,934)	(24,323)
Financing activities
Proceeds from exercise of share options	23	748	4,527	1,072
Proceeds from issuance of share capital, net of transaction costs	27	—	—	107,643
Proceeds from initial public offering, net of transaction costs	26	—	211,663	—
Proceeds from greenshoe, net of transaction costs	26	—	8,488	—
Proceeds from private placement, net of transaction costs	26	—	19,648	—
Payment of TriplePoint success fee	25	—	(2,468)	—
Proceeds from borrowings	24	—	—	15,839
Repayments of borrowings	24	—	(3,167)	(16,529)
Payments of principal portion of lease liabilities	18	(2,316)	(918)	(980)
Net cash flow (used in) provided from financing activities		(1,568)	237,773	107,045
Increase (decrease) in cash and cash equivalents		(29,688)	122,900	50,992
Effect of exchange differences on cash balances		(1,969)	(4,563)	5,564
Cash and cash equivalents at beginning of the year		192,962	74,625	18,069
Cash and cash equivalents at end of the year		$161,305	$192,962	$74,625
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Saint-Sulpice
Notes to the Consolidated Financial Statements
1. Company information and operations
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Saint-Sulpice, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in healthcare and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos.
As of December 31, 2022, the Company had the following wholly-owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
Interactive Biosoftware S.A.S., a wholly owned subsidiary located in France and acquired in 2018, was merged into SOPHiA GENETICS S.A.S. in 2020.
On April 9, 2021, SOPHiA GENETICS PTY LTD, a wholly owned subsidiary located in Australia, was incorporated.
On May 27, 2021, SOPHiA GENETICS S.R.L., a wholly owned subsidiary located in Italy, was incorporated.

On December 12, 2022, the Company changed the name of SOPHiA GENETICS Intermediação de Negócios EIRELI to SOPHiA GENETICS Intermediação de Negócios LTDA.
The Company’s Board of Directors approved the issue of the consolidated financial statements on March 7, 2023.
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
Issued share capital
As of December 31, 2022, the Company had issued 66,398,164 shares of which 64,231,220 are outstanding and 2,166,944 are held by the Company as treasury shares. As of December 31, 2021, the Company had issued outstanding shares of 63,857,604. All shares were considered paid as of December 31, 2022
Treasury shares
During the first quarter of 2022, the Company issued 2,540,560 common share options to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. As of December 31, 2022, the Company held 2,166,944 treasury shares. The Company held no treasury shares in 2021.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
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
The Company selected the U.S. dollar as its presentation currency for purposes of its consolidated financial statements instead of the Company’s functional currency, the Swiss franc, because of the global nature of its business, its expectation that an increasing portion of revenues and expenses will be denominated in USD, and its plans to continue to access U.S. capital markets.
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
Financial assets—derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated balance sheet) when:
•the rights to receive cash flows from the asset have expired or;
•the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either;
•the Company has transferred substantially all the risks and rewards of the asset, or;
•the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.
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
New standards, amendments to standards and interpretations
New standards, amendments to standards, and interpretations issued recently effective
As of January 1, 2022 the Annual Improvements to International Financial Reporting Standards (“IFRS”) Standards 2018–2020 (“Annual Improvements”) and the narrowed scope of the (“IFRS”) 3, Business Combinations (“IFRS 3”), IAS 16, Property, plant, and equipment (“IAS 16”), and IAS 37, Provisions, contingent liabilities, and contingent assets (“IAS 37”), as issued by the IASB became effective. The Company assessed the changes to the accounting standard and determined the improvements had no impact on the Company’s financial statements.
New standards, amendments to standards, and interpretations issued not yet effective
In January 2020, IASB issued amendments to paragraphs 69 to 76 of International Accounting Standard (“IAS”) 1, Presentation of Financial Statements (“IAS 1”), to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2023. The Company determined the amendment has no impact.
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
For the years ended December 31, 2022 and 2021, respectively, the Company had a physical presence in three countries outside of its headquarters in Switzerland: France, the United States, and Brazil. An analysis of the location of non-current assets other than financial instruments and deferred tax assets by country is as follows (in USD thousands):

	Year ended December 31,
	2022	2021
Switzerland	$39,052	$28,973
France	498	290
United States	1,803	2,357
Brazil	6	8
Total non-current assets other than financial instruments and deferred tax assets	$41,359	$31,628
4. Revenue
Critical accounting estimates and judgements
The Company recognizes revenue when control of promised goods or services is transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Significant judgment is required to determine the stand-alone selling price (“SSP”) for each performance obligation in the SOPHiA DDM Platform, the amount allocated to each performance obligation and whether it depicts the amount that the Company expects to receive in exchange for the related product and/or service.
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
Accounting policies
Revenue represents amounts received and receivable from third parties for goods supplied and services rendered to customers. Revenues are reported net of rebates and discounts and net of sales and value added taxes in an amount that reflects the consideration that is expected to be received for goods or services. The majority of the sales revenue is recognized: (i) when customers generate analyses on their patient data through the SOPHiA DDM Platform, (ii) when consumables, namely DNA enrichment kits, are delivered to customers at which point control transfers, (iii) when services, namely set-up programs, are performed and (iv) over the duration of the software licensing arrangements for the Alamut software offerings.
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
SOPHiA DDM Platform
The majority of the SOPHiA DDM Platform revenue is derived from each use of the SOPHiA DDM Platform by customers to generate analysis on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA DDM Platform. The Company recognizes accrued contract revenue in accounts receivable for any analyses performed by customers that have not been invoiced at the reporting date and where the right to consideration is unconditional. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.
Customers use the SOPHiA DDM Platform to perform analyses under three different models: dry lab access; bundle access; and integrated solutions.

For dry lab contracts, customers use the testing instruments and consumables of their choice and the SOPHiA DDM Platform and algorithms for variant detection and identification. In these arrangements, the Company has identified one performance obligation, which is the delivery of the analysis result to the customer.
For bundle arrangements, customers purchase a DNA enrichment kit along with each analysis. Customers use the DNA enrichment kit in the process of performing their own sequencing of each sample. Customers then upload their patient data to the SOPHiA DDM Platform for analysis. In these arrangements, the Company has identified two performance obligations: the delivery of the DNA enrichment kits and the performance of the analyses. Revenue is recognized for the DNA enrichment kits when control of products has transferred to the customer, which is generally at the time of delivery, as this is when title and risk of loss have been transferred. Revenue for the performance of the analyses is recognized on delivery of the analysis results to the customer. Refer to Arrangements with multiple performance obligations below for how revenue is allocated between the performance obligations.
Deferred contract revenue balances relating to analyses not performed within 12 months from the date of the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration of the kits associated with the analyses.
For integrated arrangements, customers have their samples processed and sequenced through selected SOPHiA DDM Platform partners within the clinical network and access their data through the SOPHiA DDM Platform. The Company has identified one performance obligation, which is delivery of the analysis results to the customer through the SOPHiA DDM Platform.
The Company also sells access to its Alamut software application (“Alamut”) through the SOPHiA DDM Platform. Some arrangements with customers allow customers to use Alamut as a hosted software service over the contract period without the customer taking possession of the software. Other customers take possession of the software, but the utility of that software is limited by access to the Company’s proprietary SOPHiA database, which is provided to the customer on a fixed term basis. Under both models, revenue is recognized on a straight-line basis over the duration of the agreement.
The Company also derives revenue from the SOPHiA DDM Platform by providing services to biopharma customers who engage the Company to (i) develop and perform customized genomic analyses and/or (ii) access the database for use in clinical trials and other research projects.
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
Workflow materials and services
Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training are typically combined with a customer’s first order prior to the customer beginning to use the SOPHiA DDM Platform.
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
Arrangements with multiple performance obligations
The Company sells different combinations of analyses, consumables, and services to its customers under its various SOPHiA DDM Platform models.

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
Contract Balances
Accrued contract revenue
Accrued contract revenue is related to unbilled SOPHiA DDM Platform analyses and are recorded in accounts receivable. As of December 31, 2022 and December 31, 2021, accrued contract revenue was $1.5 million and $0.7 million, respectively. The Company recorded no loss allowance related to the accrued contract revenue as of December 31, 2022 and December 31, 2021, respectively
Deferred contract costs
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
The timing of revenue recognition and billings can result in accrued contract revenue, which are presented within accounts receivable in the consolidated balance sheet and deferred contract revenue which is presented on the face of the consolidated balance sheet.
Deferred contract revenue
Deferred contract revenue relates to prepayments received from customers before revenue is recognized and is primarily related to SOPHiA DDM Platform analyses invoiced in advance of the customers performing the analyses, deferred Alamut software revenue and progress payments received as part of biopharma contracts.

Deferred contract revenue brought forward as of January 1, 2022 and January 1, 2021 amounts to $4.0 million and $2.9 million, respectively. During the twelve months ended December 31, 2022 and 2021, the Company satisfied the performance obligations associated with that deferred contract revenue to the extent that revenue was recognized of $4.0 million and $2.9 million, respectively.
The majority of the platform revenue is derived from contracts with an original expected length of one year or less. However, there are certain biopharma and Alamut contracts in which performance obligations extend over multiple years. The Company has elected to apply the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.
Disaggregated Revenue
When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assess its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). The following tables disaggregate the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Year ended December 31,
	2022	2021	2020
EMEA	$34,878	$31,583	$22,073
NORAM	6,732	4,730	2,923
LATAM	3,003	2,295	2,131
APAC	2,947	1,842	1,273
Total revenue	$47,560	$40,450	$28,400
Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Year ended December 31,
	2022	2021	2020
SOPHiA DDM Platform	$45,679	$39,465	$27,221
Workflow equipment and services	1,881	985	1,179
Total revenue	$47,560	$40,450	$28,400
Workflow equipment and services includes revenues from payments from leased equipment recognized under IFRS 16, Leases, of $0.1 million, $0.2 million, and $0.1 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively.
5. Cost of revenue
Accounting policies
Cost of revenue comprises costs directly incurred in earning revenue, including computer costs and data storage fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses and amortization of capitalized development costs.

6. Operating expense
Accounting policies
Research and development
Research and development costs consist of personnel and related expenses for technology, application, and product development, depreciation and amortization, laboratory supplies, consulting services, computer costs and data storage fees paid to hosting providers related to research and development and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.
Government grants for research and development and innovation received as tax credits
The Company receives government grants in France for research and development and innovation by way of tax credits. Total government grants for research and development and innovation recognized in the statement of loss amounts to $1.3 million, $1.6 million, $0.8 million for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, respectively. There are no unfulfilled conditions or other contingencies attached to these grants.
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

Operating expense by nature
The table presents operating expenses by nature (in USD thousands):

	For the year ended December 31,
	2022	2021	2020
Changes in inventories of finished goods and work in progress	$47	$568	$(259)
Raw materials and consumables used	(13,341)	(9,650)	(3,843)
Employee benefit expenses	(59,333)	(53,802)	(36,732)
Social charges	(11,480)	(8,373)	(6,983)
COVID—salaries reimbursement	—	—	1,129
Research tax credit	1,292	1,597	763
Share-based compensation	(13,613)	(8,514)	(1,359)
Depreciation	(3,791)	(2,517)	(1,758)
Amortization	(1,780)	(1,092)	(632)
Professional fees	(13,837)	(11,318)	(5,371)
Office expenses	(6,635)	(5,333)	(2,006)
Travel	(3,217)	(1,576)	(1,361)
Marketing	(2,213)	(1,493)	(972)
Licenses	(3,949)	(2,021)	(1,647)
Less: capitalized software development costs ("Note 17 - Intangible assets”)	5,820	3,858	2,436
Other expense	(9,730)	(12,381)	(7,099)
Total	$(135,760)	$(112,047)	$(65,694)
Depreciation and amortization have been charged in the following expense categories (in USD thousands):

	For the year ended December 31,
	2022		2021		2020
	Depreciation	Amortization	Depreciation	Amortization	Depreciation	Amortization
Cost of revenue	$—	$(1,133)	$—	$(483)	$—	$(111)
Research and development costs	(1,748)	—	(1,028)	—	(727)	—
Selling and marketing costs	(906)	—	(744)	—	(543)	—
General and administrative costs	(1,137)	(647)	(745)	(609)	(488)	(521)
Total	$(3,791)	$(1,780)	$(2,517)	$(1,092)	$(1,758)	$(632)
The table presents employee costs by function, which consists of “Employee benefit expenses”, “Social charges” and “Share-based compensation” from the operating expense table (in USD thousands):

	For the year ended December 31,
	2022	2021	2020
Research and development costs	$29,169	$23,899	$16,109
Selling and marketing costs	20,216	21,659	12,085
General and administrative costs	35,041	25,131	16,880
Total	$84,426	$70,689	$45,074

7. Other operating income (expense), net
Accounting policies
The Company records income and expenses that are not regularly occurring or normal business income and expense to other operating income (expense). Other operating income (expense) consists of government grants, gains on disposal of tangible assets, intangible write-offs, and other operating income (expense).
8. Finance income (expense), net

	December 31,
	2022	2021	2020
Interest income	$1,324	$20	$96
Total interest income	$1,324	$20	$96
Interest on loans	—	(120)	(513)
Interest on lease liabilities	(422)	(225)	(121)
Other interest	(217)	(313)	(206)
Total interest expense	$(639)	$(658)	$(840)
Derivative fair value (losses)	—	(1,444)	(384)
Foreign exchange gains (losses), net	(447)	64	(2,710)
Total finance income (expense), net	$238	$(2,018)	$(3,838)
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
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and therefore subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, the UK and the US. With the exception of a tax assessment rendered by the French tax authority during an audit of its 2018 and 2019 tax returns as discussed below, the Company is not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There are no other tax examinations in progress.
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
The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Company uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The assessment of the uncertain tax position is done by first making a determination of whether it is more likely than not that a tax position would be sustained upon an examination, and then by calculating the amount of the benefit, of that tax position that meets the more likely than not threshold, that should be recognized in the financial statements.
As of December 31, 2022, and 2021, the Company recorded a provision of $0.3 million and $0.1 million for unrecognized tax liabilities including interest and penalties. The Company records interest and penalties related to income tax amounts as a component of income tax expense.
France tax audit
The Company has been under examination in France for its 2018 and 2019 tax returns. The French tax authority issued a tax assessment in December 2022 that reduced the balance of the Company’s tax losses carryforward in France by $1.8 million ($0.5 million tax effected amount) stemming from a review of the Company’s transfer pricing policy. The tax assessment is subject to appeal. However, the Company has elected to take a conservative approach and adjusted the balance of its deferred tax assets to reflect the reduction in the balance of tax losses carryforward. The tax assessment in France has resulted in no other material tax liability or payment.
Presentation of tax (expense) benefits
The following table presents the current and deferred tax (expense) benefits (in USD thousands):

	For the year ended December 31,
	2022	2021	2020
Current income tax expense
Current year	$(310)	$—	$—
Uncertain tax positions	328	(110)	(74)
Total current income tax expense	$18	$(110)	$(74)

Deferred income tax (expense) benefit
Origination and reversal of temporary differences	$118	$(58)	$1,960

Total deferred income tax (expense) benefit	$118	$(58)	$1,960

Total income tax (expense) benefit	$136	$(168)	$1,886
The following table presents the reconciliation of the expected tax expense to the tax expense report in the statement of loss (in USD thousands):

	For the year ended December 31,
	2022	2021	2020
Loss before tax	$(87,585)	$(73,507)	$(41,225)
Tax at Swiss statutory rate	11,749	9,907	5,541
Effect of tax rates in foreign jurisdictions	(292)	(218)	(177)
Tax effect of:
Unrecognized deferred tax assets	(9,386)	(9,077)	(3,276)
Income not subject to tax (expense not deductible for tax purposes)	(1,940)	(805)	41
Uncertain tax positions	328	(110)	(74)
Recognition of deferred tax assets from previously unrecognized tax assets	509	—	—
2018-2019 French tax assessment	(427)	—	—
Other	(405)	135	(169)
Income tax (expense)/benefit	$136	$(168)	$1,886

Movement in the deferred tax balances
During the year ended December 31, 2022, the Company recognized deferred tax assets for its foreign subsidiaries due to intercompany transfer pricing arrangements that will assure realization of their respective deferred tax assets in each country. The following table presents the changes in the Company’s deferred tax assets and deferred tax liabilities (in USD thousands):

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2022	$(29)	$341	$44	$(352)	$630	$96	$1,260	$1,990
Recognized in profit or loss	(50)	(324)	26	60	(119)	725	(201)	117
Recognized in OCI	—	—	(59)	—	—	—	—	(59)
Currency translation differences	(1)	(17)	(2)	(10)		31	(109)	(108)
December 31, 2022	$(80)	$—	$9	$(302)	$511	$852	$950	$1,940
Deferred tax assets			9		511	940	950	2,410
Deferred tax liabilities	(80)	—	—	(302)	—	(88)	—	(470)

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2021	$288	$433	$35	$(311)	$301	$(10)	$1,378	$2,114
Recognized in profit or loss	(309)	(65)	12	(34)	331	38	(31)	(58)
Currency translation differences	(8)	(27)	(3)	(7)	(2)	68	(87)	(66)
December 31, 2021	$(29)	$341	$44	$(352)	$630	$96	$1,260	$1,990
Deferred tax assets	—	341	44	—	630	361	1,260	2,636
Deferred tax liabilities	(29)	—	—	(352)	—	(265)	—	(646)
Unrecognized deferred tax assets
As of December 31, 2022 and December 31, 2021, the Company recognized deferred tax assets to the extent that it was probable that they would be realized. The following table consists of the deferred tax assets that have not been recognized because it is not probable that there will be future taxable profits to use these benefits (in USD thousands):

	December 31,
	2022		2021
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	$3,385	$511	$5,101	$729
Net operating loss carryforwards	263,486	34,224	202,394	28,597
Total	$266,871	$34,735	$207,495	$29,326

Net operating loss carryforwards
As of December 31, 2022 and December 31, 2021, the Company had various net operating loss (“NOL”) carryforwards in Switzerland, France, the UK, the US, and Brazil that are available to reduce future taxable income and income taxes, the majority of which will expire at various dates through 2028. As of December 31, 2022 and December 31, 2021, the Company had the following expiring amounts of unrecognized NOL carryforwards (in USD thousands):

	December 31,
	2022	2021
One year	$12,007	$7,625
Two years	16,261	12,170
Three years	15,561	16,482
Four years	23,515	15,772
Thereafter and unlimited	196,142	150,345
Net operating loss carryforwards	$263,486	$202,394
Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2022, the Company performed an evaluation to determine the likelihood of realization of these tax benefits. In assessing the realization of the deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is not probable that all of the deferred tax assets will be realized in Switzerland and Brazil but has recognized deferred tax assets in France, the UK and the US.
Unrecognized deferred tax liability on retained earnings of subsidiaries
The Company does not provide for foreign income and withholding taxes, Swiss income taxes or tax benefits on the excess of the financial reporting basis over the tax basis of its investments in foreign subsidiaries to the extent that such amounts are indefinitely reinvested to support operations and continued growth plans outside of Switzerland. The Company reviews its plan to indefinitely reinvest on a periodic basis. In making its decision to indefinitely reinvest, the Company evaluates its plans of reinvestment, its ability to control repatriation and to mobilize funds without triggering basis differences, and the profitability of its Swiss operations and their cash requirements and the need, if any, to repatriate funds. If the assessment of the Company with respect to any earnings of its foreign subsidiaries’ changes, deferred Swiss income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued. Based on its assessment, the Company plans to indefinitely reinvest any undistributed foreign earnings as at December 31, 2022 unless repatriation of foreign earnings, if any, required for cash management purposes. In addition, the determination of any unrecognized deferred tax liabilities for temporary differences related to the Company’s investment in foreign subsidiaries is not practicable.
During the year 2022, The Company received a dividend payment from its French subsidiary in the amount of $3.4 million, paid on August 24, 2022. The dividends were exempt from withholding tax as per the tax treaty in place between Switzerland and France.

10. Loss per share
The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period. The table presents the loss for the year ended December 31, 2022, 2021, and 2020, respectively (in USD thousands, except shares and loss per share):

	Year ended December 31,
	2022	2021	2020
Net loss attributed to shareholders	$(87,449)	$(73,675)	$(39,339)
Weighted average number of shares in issue	64,099,213	55,299,863	42,350,757
Basic and diluted loss per share	$(1.36)	$(1.33)	$(0.93)
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
The following table presents the allocation between the Company’s cash and cash equivalents (in USD thousands):

	December 31,
	2022	2021
Cash	$25,820	$39,578
Cash equivalents	135,485	153,384
Cash and cash equivalents	$161,305	$192,962
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
12. Term deposits
The following table presents the allocation between the Company’s term deposits (in USD thousands):

	December 31,
	2022	2021
Term deposits, over 3 months, up to 12 months	$17,307	$72,357
Total term deposits	$17,307	$72,357
13. Accounts receivable
Significant accounting estimates and judgements
The Company has adopted the simplified method indicated in IFRS 9, Financial Instruments (“IFRS 9”), to build its allowance for expected credit losses (“ECL”). The Company uses a matrix based on a calculation of collectability rates according to historical accounts receivable. Allowance is made for lifetime expected credit losses as invoices are issued. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due to, for example, expected improved customer liquidity or more active credit management.
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
The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	December 31, 2022	December 31, 2021
Accounts receivable	$6,060	$7,060
Accrued contract revenue	1,499	657
Lease receivable	185	237
Allowance for expected credit losses	(1,095)	(1,676)
Net accounts receivable	$6,649	$6,278
The movement in the allowance for expected credit losses in accounts receivable is presented below (in USD thousands):

	2022	2021
As of January 1	$1,676	$2,664
Increase	404	1,273
Reversals	(804)	(1,612)
Write-off	(67)	(572)
Currency translation differences	(114)	(77)
As of December 31	$1,095	$1,676
As of December 31, 2022 and 2021, the Company’s largest customer balance represented 15% and 18% of accounts receivable. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $5.4 million and $4.6 million as of December 31, 2022 and 2021, respectively.
Accounts receivable includes amounts receivable that relate to leases. The Company is the lessor under finance leases related to the leasing out of DNA sequencing automation equipment. The Company recorded no long-term lease receivables as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Company had recorded net lease receivables in the amount of $0.2 million and $0.2 million.
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

Inventory consists of the following (in USD thousands):

	December 31,
	2022	2021
Raw materials	$5,195	$5,105
Work in progress	1,340	1,330
Finished goods	124	87
Provision	(1,503)	(793)
Total	$5,156	$5,729
Inventory provision movement for the years ended December 31, 2022 and 2021, respectively are as follows (in USD thousands):

	2022	2021
As of January 1	$(793)	$(713)
Increase in provision	(697)	(105)
Currency Translation Adjustment	(13)	25
As of December 31	$(1,503)	$(793)
15. Prepaids and other current assets
The following table presents the other current assets (in USD thousands):

	December 31, 2022	December 31, 2021
Deferred contract costs	$—	$150
Prepayments	3,703	3,943
VAT receivable	1,244	811
Government grants receivable	160	—
Other	731	625
Total	$5,838	$5,529
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
Property and equipment are shown on the balance sheet at their historical cost. The cost of an asset, less any residual value, is depreciated using the straight-line method over the useful life of the asset. For this purpose, assets with similar useful lives have been grouped as follows:
•Leasehold improvements—Shorter of the useful life of the asset or the remaining term of the lease
•Computer hardware—Three to five years
•Machinery and equipment—Five years
•Furniture and fixtures—Five years
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
For the year ended December 31, 2022 and 2021, the Company recorded $0.1 million and $0.5 million in accrued expense related to amounts to be paid within the next 12 months, respectively.
Property and equipment, net movement for the years ended December 31, 2022 and 2021, respectively are as follows (in USD thousands):

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2022	$3,260	$1,116	$1,855	$1,007	$7,238
Additions	2,895	480	147	222	3,744
Disposals	—	—	(319)	(113)	(432)
Currency Translation Adjustment	27	30	(50)	(8)	(1)
December 31, 2022	$6,182	$1,626	$1,633	$1,108	$10,549

Accumulated depreciation
January 1, 2022	$(570)	$(418)	$(1,228)	$(359)	$(2,575)
Additions	(588)	(224)	(273)	(206)	(1,291)
Disposals	—	—	319	113	432
Currency Translation Adjustment	(7)	(23)	39	5	14
December 31, 2022	$(1,165)	$(665)	$(1,143)	$(447)	$(3,420)
Net book value at December 31, 2022	$5,017	$961	$490	$661	$7,129

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2021	$890	$615	$1,799	$623	$3,927
Additions	2,447	608	421	420	3,896
Disposals	(49)	(85)	(294)	(31)	(459)
Currency Translation Adjustment	(28)	(22)	(71)	(5)	(126)
December 31, 2021	$3,260	$1,116	$1,855	$1,007	$7,238

Accumulated depreciation
January 1, 2021	$(258)	$(398)	$(1,230)	$(269)	$(2,155)
Additions	(352)	(119)	(341)	(130)	(942)
Disposals	29	85	292	31	437
Currency Translation Adjustment	11	14	51	9	85
December 31, 2021	$(570)	$(418)	$(1,228)	$(359)	$(2,575)
Net book value at December 31, 2021	$2,690	$698	$627	$648	$4,663

17. Intangible Assets
Critical accounting estimate and judgements
Goodwill
The Company operates as one segment or as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in the Company’s consolidated financial statements. The value as of October 1, 2022 was based on the Company’s discounted cash flow projections, which in turn were based on historical results and ratios updated to reflect management’s expectations of future growth and profitability and discounted using a weighted average cost of capital derived from an analysis of comparable selected public companies. The value as of October 1, 2021 was based on the Company’s market capitalization which is a factor of the Company’s outstanding shares multiplied by the price of the Company’s stock on October 1, 2021.
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
Management assesses the recoverable value of goodwill by comparing the value of the Company equity value, either inferred from the public prices of share issues based on the fair value less cost of disposal (“FVLCOD”) method or based on discounted cash flow forecasts, with the net assets as reported in its consolidated financial statements based on the value in use (“ViU”) method). The Company typically compares the two methods and utilizes the greater recoverable amount for the purposes of its impairment testing. Impairment testing is performed on an annual basis as of October 1. The discounted cash flow approach involves key assumptions that leave considerable scope for judgement. The Company used the discounted cash flow method for the fiscal year ended as of December 31, 2022.
Purchased software
The costs of accessing software services are not capitalized if the Company does not have any contractual right to take possession of the software at any time during the term of the agreement and it is not feasible for the

Company either to run the software on its own hardware or to contract with a third party unrelated to the vendor. Such costs represent software as a service costs and are expensed as incurred.
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
Software development costs consist entirely of capitalized internally generated costs that are directly attributable to the design, testing and enhancement of identifiable and unique software applications and products controlled by the Company and incorporated principally within the Company’s SOPHiA DDM Platform. They are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete software so that it will be available for use;
•management intends to complete the software and use or sell it;
•there is an ability to use or sell the software;
•it can be demonstrated how the software will generate probable future economic benefits;
•adequate technical, financial and other resources to complete the development and to use or sell the software are available, and;
•the expenditure attributable to the software during its development can be reliably measured.
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

Intangible assets, net movement for the years ended December 31, 2022 and 2021, respectively are as follows (in USD thousands):

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2022	$8,298	$3,090	$6,359	$17,747
Additions	—	464	5,820	6,284
Disposals	—	—	(80)	(80)
Currency Translation Adjustment	(110)	(24)	92	(42)
December 31, 2022	$8,188	$3,530	$12,191	$23,909

Accumulated amortization
January 1, 2022	$—	$(1,432)	$(642)	$(2,074)
Additions	—	(618)	(1,162)	(1,780)
Disposals	—	—	7	7
Currency Translation Adjustment	—	(2)	(97)	(99)
December 31, 2022	$—	$(2,052)	$(1,894)	$(3,946)
Net book value at December 31, 2022	$8,188	$1,478	$10,297	$19,963

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2021	$8,598	$3,071	$2,621	$14,290
Additions	—	130	3,858	3,988
Disposals	—	—	(30)	(30)
Currency Translation Adjustment	(300)	(111)	(90)	(501)
December 31, 2021	$8,298	$3,090	$6,359	$17,747

Accumulated amortization
January 1, 2021	$—	$(889)	$(119)	$(1,008)
Additions	—	(565)	(527)	(1,092)
Currency Translation Adjustment	—	22	4	26
December 31, 2021	$—	$(1,432)	$(642)	$(2,074)
Net book value at December 31, 2021	$8,298	$1,658	$5,717	$15,673
Goodwill arose from the Company’s acquisition of Interactive Biosoftware (“IBS”) in June 2018. Through this acquisition the Company added Alamut (a genomic mutation interpretation software) to its existing SOPHiA DDM Platform.
Goodwill is tested for impairment on an annual basis as of October 1 and at the occurrence of a potential indication of impairment. A triggering assessment is performed each quarter to ensure no occurrence of impairment triggering events. As of December 31, 2022 and 2021, respectively, no impairment charges were recorded related to the Company’s goodwill.
As of October 1, 2021 the Company utilized the equity method (“FVLCOD”) to perform its annual assessment. The estimated equity value of the Company was $1,200.5 million, which exceeds the reported net assets of the Company of $289.7 million at that date by $910.8 million.
As of October 1, 2022 the Company utilized a discounted cash flow (“ViU”) method to perform its annual assessment. The Company assessed both the value of goodwill and intangibles using the discounted cash flow method. The Company used the discounted cash flow method in its annual assessment in 2022 given the significant drop in its share price from January 1, 2022, which resulted in a decline in the market capitalization of the Company.
The Company computed the value of the CGU using a discounted cash flow analysis. The discounted cash flow analysis used a forecast of seven years in order to project to a point at which the Company’s financial profile is expected to be more mature, which will allow for a more accurate valuation of the recoverable amount of the CGU. The basis of the projection for the discounted cash flow analysis was an internal plan reviewed and approved by management. The Company based its forecast on an expected compound annual growth rate (“CAGR”) of revenue and applied a weighted average cost of capital (“WACC”) and a terminal free cash flow growth rate to the discounted cash flow projections to calculate its CGU’s value. The Company performed a sensitivity analysis over the WACC, the terminal free cash flow growth rate, and the revenue CAGR.
The Company used a WACC of 12% that was consistent with the range used in publicly available analyst valuations. The Company used a terminal free cash flow growth rate of 3% based on an internal assessment of historical sustainable market growth rates and historical GDP growth figures that was consistent with the range of rates used in publicly available analyst valuations. The Company performed a sensitivity analysis on the WACC and the terminal free cash flow growth rate to determine the impact on the valuation. The Company determined that the level of WACC and cash flow growth rate at which an impairment of the CGU would occur are 20% for the WACC and a negative cash flow growth rate, respectively.
The Company projected revenue over the seven-year period at a CAGR of 37%, which is consistent with internal forecasts reviewed and approved by Management. The Company performed a sensitivity analysis to determine the CAGR at which an impairment would occur. The Company determined that at a CAGR of 25% over a seven-year period an impairment of the CGU would occur.
On the basis of the analyses performed, the Company concludes that the recoverable amount exceeds the carrying amount of the goodwill and no impairment is needed as of December 31, 2022 and December 31, 2021.
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
Company leases
During the year ended December 31, 2022, the Company entered into one significant lease amendment as described above.

Rolle office
On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 65,860 square feet, including an additional 21,258 square feet based on a lease amendment as described below, with the Company gaining access to areas on prescribed dates. The Company gained access to 11,840 square feet on July 1, 2021. The Company gained access to 7,535 square feet on January 1, 2022 and will gain access to the remaining 21,258 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than $0.1 million in 2021, $0.5 million in 2022, $1.0 million in 2023 onwards, and $1.14 million from 2024 onward. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.
On January 25, 2022, the Company entered into an amendment to the lease for office space in Rolle, Switzerland. The amendment provides the Company with an additional floor of approximately 21,258 square feet with lease commencement initiating on April 1, 2022. Upon commencement of the lease, the Company recorded a right-of-use asset of $4.5 million and a lease liability of $4.5 million.
The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a ROU asset of $7.7 million and a lease liability of $8.5 million. The difference between the ROU and lease liability of $0.8 million is driven by lease incentives and expected restoration costs.
Boston office
On August 9, 2021, the Company entered into a 40-month new lease for office space in Boston, Massachusetts to support the expansion of the Company’s growth in the United States. The lease in total for the expansion of the Boston office is approximately 9,192 square feet. The expected lease commitments resulting from this contract are $0.5 million a year starting in 2022 through the end of the lease in 2024. The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon commencement of the lease, the Company recorded a right-of-use asset of $1.2 million and a lease liability of $1.4 million. The difference between the ROU and lease liability of $0.2 million is driven by lease incentives.

Leases
Generally, lease terms for office buildings are between one and ten years. Any leases with terms less than 12 months and/or with low value are expensed in accordance with the IFRS 16 practical expedients for short-term leases and low-value leases. These expenses amounted to $0.2 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively. The Company had cash outflows related to leases less than 12 months and/or with low value of $0.2 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively.
The Company has lease liabilities amounting to $14.7 million and $10.8 million for the years ended December 31, 2022 and 2021, respectively, that are linked to consumer price indices in Switzerland and France.
The future cash flow in relation to short-term leases and leases of low value assets is disclosed in Note 29 – “Commitments and contingencies.”
The future cash flow in relation to leases accounted for under IFRS 16 is disclosed in Note 30 – “Financial instruments.”
The Company has several leases with extension and termination options. Management determines, on the basis of the business needs, whether they expect to exercise these options.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the IBR at the lease commencement date. The IBR is the rate of interest that the Company would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. On the basis of this policy, the IBRs used by the Company to discount lease payments outstanding at December 31, 2022 and 2021, respectively, in the countries in which it has recognized right-of-use assets and lease liabilities have been in the range of 2.61% to 3.47% and 2.61% to 3.47%, respectively.
The following table presents the movements in the ROUs (in USD thousands):

	2022	2021
As of January 1	$11,292	$3,767
Additions	5,388	9,205
Depreciation charge	(2,500)	(1,575)
Currency translation effects	88	(105)
As of December 31	$14,268	$11,292
The following table presents the movements in the lease liabilities (in USD thousands):

	2022	2021
As of January 1	$13,059	$3,919
Additions	5,441	10,165
Cash outflows (principle and interest)	(2,316)	(1,143)
Non-cash interest	422	225
Currency translation effects	137	(107)
As of December 31	$16,743	$13,059

19. Other non-current assets
Other non-current assets consist of the following (in USD thousands):

	December 31,
	2022	2021
Research tax credit receivable	$3,342	$2,295
Guarantee deposit	941	1,405
Total	$4,283	$3,700
20. Accounts payable
Accounts consist of the following (in USD thousands):

	December 31, 2022	December 31, 2021
Trade payables	$2,170	$2,337
Employee related payables	3,655	3,509
VAT and sales taxes	356	891
Total	$6,181	$6,737
21. Accrued expenses
Accrued expenses consist of the following (in USD thousands):

	December 31, 2022	December 31, 2021
Accrued Compensation	$10,268	$9,148
Accrued Professional fees	2,162	2,743
Accrued inventory purchases	315	2,472
Accrued IT support	22	25
Accrued Legal fees	287	125
Accrued Other	1,451	1,459
Total	$14,505	$15,972
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

The following table provides additional details on the defined pension plans’ funded status (in USD thousands):

	December 31,
	2022	2021
Present value of defined benefit obligation	$(19,252)	$(17,889)
Fair value of plan assets	16,577	13,436
Net pension liability	$(2,675)	$(4,453)
The following table presents the movement in the defined benefit obligation (in USD thousands):

	2022			2021
	Funded	Unfunded	Total	Funded	Unfunded	Total
January 1	$(17,686)	$(203)	$(17,889)	$(15,773)	$(165)	$(15,938)
Service Cost	(1,759)	(90)	(1,849)	(1,054)	(80)	(1,134)
of which current service cost	(1,873)	(90)	(1,963)	(1,382)	(80)	(1,462)
of which past service cost	114	—	114	328	—	328
Interest expense	(154)	(2)	(156)	(49)	(1)	(50)
Actuarial gains (losses)	2,110	250	2,360	471	26	497
Actual plan participants’ contributions	(1,361)	—	(1,361)	(1,171)	—	(1,171)
Transfers (in) out due to (joiners) leavers	(551)	—	(551)	(651)	—	(651)
Currency translation differences	180	14	194	541	17	558
December 31	$(19,221)	$(31)	$(19,252)	$(17,686)	$(203)	$(17,889)
The service cost and interest expense are charged to the statement of income/loss as pension cost. Actuarial gains (losses) are credited or charged to other comprehensive income (loss) as defined benefit plan remeasurements.
As of December 31, 2022, the Swiss and French plans had 248 and 102 active members, respectively. As of December 31, 2021, the Swiss and French plans had 252 and 105 active members, respectively.
As a result of the reduction in conversion factors, the Company incurred a past service cost gain of $0.1 million for the year ended December 31, 2022.
The following table presents the movement in the defined benefit plans’ assets (in USD thousands):

	2022	2021
As of January 1	$13,436	$10,780
Interest income	125	39
Return on plan assets, excl. interest income	(204)	(32)
Administrative expenses	(71)	(62)
Employer contributions	1,452	1,257
Employee contributions	1,361	1,171
Transfers in (out) due to joiners (leavers)	551	651
Currency translation differences	(73)	(368)
As of December 31	$16,577	$13,436

The following table presents the defined benefit plan assets, which include the following (in USD thousands):

	December 31,
	2022	2021
Cash	$664	$528
Insurance policies	15,913	12,908
Total	$16,577	$13,436
The Swiss Life Collective BVG Foundation, to which the Swiss pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security, and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation. The Company has no influence over the investment policy.
The follow table presents the pension costs recognized in statement of loss (in USD thousands):

	December 31,
	2022			2021			2020
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Service cost	$(1,759)	$(90)	$(1,849)	$(1,054)	$(80)	$(1,134)	$(1,547)	$(49)	$(1,596)
Interest cost	(154)	(2)	(156)	(49)	(1)	(50)	(6)	(1)	(7)
Total recognized	$(1,913)	$(92)	$(2,005)	$(1,103)	$(81)	$(1,184)	$(1,553)	$(50)	$(1,603)
The follow table presents the pension remeasurement recognized in statement other comprehensive loss (in USD thousands):

	December 31,
	2022			2021			2020
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Changes in demographic assumptions	$—	$223	$223	$1,278	$—	$1,278	$1,039	$—	$1,039
Changes in financial assumptions	2,311	12	2,323	37	13	50	157	(16)	141
Experience adjustments	(201)	15	(186)	(844)	13	(831)	(952)	(14)	(966)
Total actuarial gains (losses)	2,110	250	2,360	471	26	497	244	(30)	214
Return on plan assets	(204)	—	(204)	(32)	—	(32)	(45)	—	(45)
Currency translation differences	(4)	2	(2)	(4)	—	(4)	13	2	15
Total recognized	$1,902	$252	$2,154	$435	$26	$461	$212	$(28)	$184
The positive impact of changes in demographic assumptions in 2022 was due principally to an increase in the expected employee salaries from 1.25% to 3.00%. This implies that more members are expected to have a higher pensionable amount before pensionable age.
The positive impact of changes in demographic assumptions in 2021 was due principally to an increase in the expected employee salaries from 1.00% to 1.25%. This implies that more members are expected to have a higher pensionable amount before pensionable age.

The negative experience adjustments in 2022 and 2021 were due largely to the shortfall between the additional defined benefit obligation attributable to new joiners and the assets that they transferred into the plan.
Key actuarial assumptions by plan
Discount rate
In estimating the defined benefit obligation, the discount rates used were, for the Swiss plan, 2.25% and 0.30% and, for the French plan, 3.90% and 1.20% for the years ended December 31, 2022 and 2021, respectively.
Expected rate of salary increase
The expected rate of annual salary increase was assumed to be, for the Swiss plan 3.00% and 1.25% and for the French plan 3.00% and 2.50% for the years ended December 31, 2022 and 2021, respectively.
Pension plan modified duration
The weighted average modified duration of the Swiss plan is 13.2 years and 15.9 years and of the French plan 16.0 years and 25.9 years for the years ended December 31, 2022 and 2021, respectively.
Interest rates
For the Swiss plan, the interest on old age accounts is based, for the LPP account, on the LPP interest rate, which was 2.25% and 1.00% and, for the extra mandatory part, is equivalent to the discount rate, which was 2.25% and 0.30% for the years ended December 31, 2022 and 2021, respectively.
Inflation
For the Swiss plan, the expected annual rate of inflation is based on the inflation forecast of the Swiss National Bank and was assumed to be 1.50% and 0.75% for the years ended December 31, 2022 and 2021, respectively.
Mortality tables
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience and are based on the mortality generational tables BGV 2020 (Swiss) and TH/TF 00-02 (French). For the Swiss plan, the average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is, respectively, 22.70 and 22.57 and 22.48 and 24.37, for the years ended December 31, 2022 and 2021, respectively.
Sensitivity analysis
The following tables demonstrate the sensitivity of the defined benefit obligations to changes in the discount rate, expected rates of salary increase, interest credited on savings accounts, inflation and life expectancy at retirement age.

The table below presents the sensitivity analysis for the funded plans (in USD thousands):

	2022	2021
Discount rates
Increase of 25 basis points	(426)	(576)
Decrease of 25 basis points	467	635
Expected rates of salary increases
Increase of 25 basis points	110	122
Decrease of 25 basis points	(107)	(120)
Interest rate
Increase of 25 basis points	150	189
Decrease of 25 basis points	(146)	(185)
Inflation
Increase of 25 basis points	102	121
Decrease of 25 basis points	(99)	(118)
Life expectancy
Increase of 1 year	71	145
Decrease of 1 year	(71)	(145)
The table below presents the sensitivity analysis for the unfunded plans (in USD thousands):

	2022	2021
Discount rates
Increase of 50 basis points	(2)	(26)
Decrease of 50 basis points	2	30
Expected rates of salary increases
Increase of 50 basis points	3	30
Decrease of 50 basis points	(2)	(26)
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
Future employer contributions
Expected employer contributions to the Swiss defined benefit pension plan for the year ending December 31, 2023 amount to $1.5 million.
Defined contribution plans
US pension plan
The Company has a multiple employer 401(k) defined contribution plan in the USA. The expense recognized in respect of the defined contribution plan in the USA was $0.4 million and less than $0.2 million and for the years ended December 31, 2022 and 2021, respectively.

23. Share-based compensation
Significant accounting estimates and judgements
Share-based Compensation
For the years ended December 31, 2022 and 2021, we granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
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
The key inputs used in the valuation model, for the stock options granted in the years ended December 31, 2022 and 2021, respectively, are outlined below. Stock options were only granted under the 2021 Employee Incentive Plan (“2021 EIP”). No grants have been made under the 2019 Incentive Share Option Plan (“2019 ISOP”) since 2021 and the SOPHiA GENETICS Incentive Share Option Plan (“2013 ISOP”) since 2019.
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
Accounting policies
The Company has three share option plans for directors, employees, and advisors which are accounted for as equity-settled share-based compensation plans.

The fair value of options granted under these plans is recognized as an employee benefits expense, with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:
•including any market performance conditions (e.g., the entity’s share price);
•excluding the impact of any service and non-market performance vesting conditions (e.g., profitability, sales growth; targets and remaining an employee of the entity over a specified time period), and;
•including the impact of any non-vesting conditions (e.g., the requirement for employees to save or hold shares for a specific period of time).
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
The volatility used in the estimation of fair value is calculated utilizing a mix of the Company’s own share price volatility and the volatility of the share prices of a set list of publicly traded peer companies based on a defined proportion. Share price volatility is calculated for each tranche of share options on a historical basis over a period of time equal to the average life of the share options granted in each tranche. In the event that a company used in the volatility calculation has not been publicly traded for the requisite amount of time, the entirety of its trading history was used.
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
•Share based compensation expense is measured at the fair value of the options at the grant date and recognized over the vesting period. Share based compensation expense is presented in the statement of income/loss and allocated to the various expense categories based on the functions of the employees to whom the options are granted (e.g., research and development, selling and marketing, general & administrative).
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
2013 ISOP
Activity for the year ended December 31, 2022, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	859,540	$2.75	5.08
Exercised	(193,560)	2.44	—
Forfeited	(8,000)	3.19	—
Outstanding as of December 31, 2022	657,980	$2.92	4.24
Exercisable as of December 31, 2022	657,980	$2.92	4.24

Activity for the year ended December 31, 2021, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2021	1,751,560	$3.10	6.39
Exercised	(892,020)	3.00	—
Outstanding as of December 31, 2021	859,540	$2.75	5.08
Exercisable as of December 31, 2021	849,540	$2.75	5.06
Options outstanding as of December 31, 2021, under the 2013 ISOP expire between 2023 and 2029.

The weighted average share price at the date of exercise were $7.41 and $13.84 for the years ended December 31, 2022 and 2021, respectively.

2019 ISOP

Activity for the year ended December 31, 2022, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	2,812,500	$5.83	8.61
Exercised	(47,000)	7.25	—
Forfeited	(135,984)	5.15	—
Outstanding as of December 31, 2022	2,629,516	$4.96	7.21
Exercisable as of December 31, 2022	1,476,744	$4.41	6.56

Activity for the year ended December 31, 2021, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2021	1,972,500	$4.22	9.11
Granted	1,369,000	8.75	9.12
Forfeited	(149,750)	5.54	—
Exercised	(379,250)	4.00	—
Outstanding as of January 1, 2021	2,812,500	$5.83	8.61
Exercisable as of December 31, 2021	455,500	$1.37	7.85

The valuation inputs for the 2019 ISOP grants were as follows:

	Twelve months ended December 31,
	2022	2021	2020
Share price at grant date (in USD)	N/A	$5.59	$4.36 - $4.87
Expected life of share options (years)	N/A	6.05 - 6.19	5.67 - 6.43
Expected volatility	N/A	41.26% - 41.45%	39.84% - 43.56%
Risk free interest rate	N/A	(0.63)% - (0.48)%	(0.80)% - (0.53)%
Dividend yield (%)	N/A	—%	—%
The weighted average share price at the date of exercise were $6.19 and $13.84 for the years ended December 31, 2022 and 2021, respectively.
2021 EIP
Activity for the year ended December 31, 2022, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	1,576,069	$17.96	9.57
Granted	1,336,284	6.03	—
Forfeited	(288,056)	14.00	—
Outstanding as of December 31, 2022	2,624,297	$12.32	8.88
Exercisable as of December 31, 2022	528,693	17.98	8.04

No options under the EIP 2021 were exercised for the years ended December 31, 2022 and 2021, respectively.

Activity for the year ended December 31, 2021, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2021	—	$—	—
Granted	1,595,314	17.96	9.57
Forfeited	(19,245)	18.00	—
Outstanding as of January 1, 2021	1,576,069	$17.96	9.57
Exercisable as of December 31, 2021	—	$—	—

Options outstanding as of December 31, 2022, under the 2021 EIP expire between 2031 and 2032.

The valuation inputs for the 2021 EIP grants were as follows::

Year Ended December 31,
	2022	2021
Share price at grant date (in USD)	$2.06 - $8.36	$16.81 - $18.00
Expected life of share options (years)	5.50 - 7.00	5.50 - 7.00
Expected volatility	62.65% - 69.43%	41.65% - 59.77%
Risk free interest rate	2.42% - 4.00%	0.87% - 1.36%
Dividend yield (%)	—%	—%
Share options outstanding at the year ended December 31, 2022
The weighted average fair value of options granted during the years ended December 31, 2022 and 2021, respectively (in USD):

	2022	2021
2019 ISOP	N/A	$2.12
2021 EIP	$3.62	$9.87
Movements in the share-based compensation reserve were as follows (in USD thousands):

Total
January 1, 2021	$2,948
Movement in the period	8,514
December 31, 2021	11,462
Movement in the period	13,613
December 31, 2022	$25,075
Share-based compensation expense by financial statement caption for all stock awards consists of the following (in USD thousands):

	Year ended December 31,
	2022	2021	2020
Research and development	$2,245	$784	$149
Sales and marketing	1,462	1,227	212
General and administrative	9,906	6,503	998
Total	$13,613	$8,514	$1,359
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
Restricted Stock Units
As part of the 2021 EIP, the Company initiated granting of RSUs, which represent the right to receive shares of ordinary shares upon meeting specified vesting requirements. In the year ended December 31, 2022, the Company issued 1,776,832 RSU under the 2021 plan. Under the terms of the 2021 plan, 1,396,366 of the RSUs issued are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a monthly basis over the remaining three years, and the remaining 380,466 of the RSUs issued to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2023 Annual General Meeting. The activity for the year ended December 31, 2022 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2022	287,575	$17.97
Granted	1,776,832	4.30
Vested	(133,056)	17.99
Forfeited	(65,918)	10.72
Unvested as of December 31, 2022	1,865,433	$5.20
The activity for the year ended December 31, 2021 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2021	—	$—
Granted	290,407	17.97
Forfeited	(2,832)	18.00
Unvested as of December 31, 2021	287,575	$17.97
24. Borrowings
Credit Suisse loan
On April 1, 2021, the Company entered into a credit agreement (the “Credit Facility”) with Credit Suisse that provides for maximum borrowings of up to $3.3 million (EUR 2.7 million). Borrowings under the Credit Facility accrue interest at 3.95% per annum and are repayable in installations over 36 months. Borrowings under the Credit Facility can only be used to finance laboratory automation equipment for next generation sequencing (“NGS”) purposes. As of the date of these consolidated financial statements, the Company had no borrowings outstanding under the Credit Facility.

Revolving credit facility

On June 21, 2022 the Company entered into a credit agreement (“the Credit Facility”) with Credit Suisse Group AG for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between the Company and Credit Suisse at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of December 31, 2022, the Company had no borrowings outstanding under the Credit Facility.
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
The following table presents the loss recognized by the Company on the derivative associated with the TriplePoint loan (in USD thousands):

	2022	2021	2020
As of January 1	$—	$1,024	$557
Loss on derivative	—	1,444	467
As of December 31	$—	$2,468	$1,024
As the derivative became payable in September 2021, the Company did not have any assumptions as of December 31, 2021 as the actual value was determined. As the Company had no derivative in the 2022 fiscal year, the Company did not have any assumptions as of December 31, 2022.
The Company recognized no loss and a loss of $1.4 million to finance income (expense) on the Consolidated Statement of Loss for the year ended December 31, 2022 and 2021, respectively. In September 2021, the Company successfully negotiated a $0.4 million reduction of the success fee to $2.5 million from $2.9 million. The reduction resulted in a $0.4 million gain in Finance expense, net. The Company paid the $2.5 million success fee in September 2021.
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
On September 23, 2020, the Company issued 3,652,460 preferred F shares at a price per share of $11.89 per share, which resulted in gross proceeds of $43.4 and, after deduction of transaction costs of $0.4 million, in net proceeds of $43.0 million.
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
On June 30, 2021, the Company performed a one-to-twenty share split and converted all preferred shares to ordinary shares. Refer to Note 1 – “Company information and operations - Share split.”
On July 22, 2021 as part of the Company IPO, the Company converted all preferred shares to ordinary shares. Refer to Note 1- “Company information and operations - Initial public offering.”
At the next ordinary Annual General Meeting, the Board of Directors will not propose any dividend in respect of the year ended December 31, 2022.
28. Related parties
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, with the Company.
Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2022. Key management personnel comprised of six Executive Officers and Directors and six Non-Executive Directors for the year ended December 31, 2021. Key management personnel comprised of four Executive Officers and Directors and four Non-Executive Directors for the year ended December 31, 2020.

Compensation for key management and non-executive directors recognized during the year comprised (in USD thousands):

	December 31,
	2022	2021	2020
Salaries and other short-term employee benefits	$3,368	$2,761	$1,155
Pension costs	196	117	70
Share-based compensation expense	8,936	6,906	1,065
Other compensation	414	44	146
Total	$12,914	$9,828	$2,436
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
Related parties participated in the sale of Series F preferred shares during 2020 to the following extent:

Name of shareholder	Number of preferred shares purchased
Alychlo NV	233,580
Generation IM Sustainable Fund III, L.P	389,300
Total	622,880
Three members of key management participated in share issuances in 2020 acquiring a total of 65,920 shares.
Share data have been revised to give effect to the share split explained in Note 1 - “Company information and operations.”
29. Commitments and contingencies
Commitments
The Company has commitments for future lease payments under short-term leases not recognized in the balance sheet amounting as of December 31, 2022 and 2021 of $0.2 million, and $0.3 million, respectively.
The Company entered into an agreement with Microsoft Corporation as of November 1, 2022. As part of the agreement, the Company has commitments of approximately $69.4 million in computational and hosting-related costs through October 31, 2027.
Contingencies
As of December 31, 2022 and 2021 the Company had no contingent assets or liabilities.

30. Financial instruments and risks
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
The Company holds the following financial instruments (in USD thousands):

	December 31,
	2022	2021
Financial assets at amortized cost
Cash and cash equivalents	$161,305	$192,962
Term deposits	17,307	72,357
Accounts receivable	6,649	5,621
Other financial non-current assets	965	1,405
Total financial assets at amortized cost	$186,226	$272,345
Financial assets at fair value through statement of loss
Total financial assets	$186,226	$272,345
Financial liabilities at amortized cost
Accounts payable	6,181	6,737
Accrued expenses	14,505	15,972
Lease liabilities	16,743	13,059
Total financial liabilities at amortized cost	37,429	35,768
Financial liabilities at fair value through statement of loss
Total financial liabilities	$37,429	$35,768
The Company’s exposure to various risks associated with the financial instruments is discussed in below in “Financial risk management.” The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above. See Note 13 - “Accounts receivable” for expected credit loss provisions on accounts receivable.
Fair value measurement
As of December 31, 2022 and 2021, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Term deposits
•Accounts receivable
•Other non-current assets—lease deposits and lease receivable
Financial liabilities
•Accounts payable
•Accrued liabilities
•Lease liabilities
•Derivatives
•Borrowings

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
In 2022 and 2021 there were no significant changes in the business or economic circumstances that affect the fair value of the Company’s financial assets and financial liabilities. There were also no transfers between categories.
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
Financial transactions are predominantly entered into with investment grade financial institutions and in principle the Company requires a minimum long-term rating of A3/A- for its cash investments and term deposits. The Company may deviate from this requirement from time to time for operational reasons. The highest exposure to a single financial counterparty within cash and cash equivalents and term deposits and short-term investments amounted to $57.3 million and $78.2 million as of December 31, 2022 and 2021, respectively.
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
The Company views equity funding as its primary source of liquidity only partly complemented with revenue generated from the sale of the platform, applications, products, and services and some borrowings. The Company has no outstanding borrowing facilities. Short term liquidity is managed based on projected cash flows. As of December 31, 2022 and 2021, the Company’s liquidity consisted of $161.3 million and $193.0 million in cash and cash equivalents, respectively. On the basis of the current operating performance and liquidity position, management believes that the available cash balances will be sufficient for operating activities, working capital, interest, capital expenditures and scheduled debt repayments for the next 12 months.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted cash flows (in USD thousands):

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2022
Lease liabilities	$16,743	$2,950	$8,862	$6,421	$18,233
Accounts payable	6,181	6,181	—	—	6,181
Accrued expenses	14,505	14,505	—	—	14,505
Total contractual liabilities	$37,429	$23,636	$8,862	$6,421	$38,919

December 31, 2021
Lease liabilities	$13,059	$2,018	$8,467	$4,075	$14,560
Accounts payable	6,737	6,737	—	—	6,737
Accrued expenses	15,972	15,972	—	—	15,972
Total contractual liabilities	$35,768	$24,727	$8,467	$4,075	$37,269
Market risk
Market risk includes currency risk and interest rate risk.
Currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.
The significant exchange rates that have been applied to these consolidated financial statements are listed below:

	December 31,		For the twelve months ended December 31,
	2022	2021	2022	2021	2020
Currency	Spot rate	Spot rate	Average rate	Average rate	Average rate
USD/CHF	0.92447	0.91210	0.95500	0.91437	0.94703
USD/EUR	0.93414	0.88290	0.95146	0.84579	0.88423
USD/GBP	0.82761	0.74190	0.81177	0.72707	0.78132
USD/BRL	5.28600	5.57130	5.16678	5.39288	5.06281
The sensitivity of the Company’s income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. As of December 31, 2022 and 2021, the

Company was exposed principally to movements in four cross currency pairs. The sensitivity of the Company’s loss before tax to such changes was as follows (in USD thousands):

December 31,
	2022	2021	2020
Increase / (decrease) in USD/CHF exchange rate by 10%	6,614 / (6,614)	19,499 / (19,499)	1,453 / 1,453
Increase / (decrease) in EUR/CHF exchange rate by 10%	(94) / 94	648 / (648)	836 / (836)
Increase / (decrease) in GBP/CHF exchange rate by 10%	(83) / 83	(18) / 18	351 / (351))
Increase / (decrease) in USD/EUR exchange rate by 10%	503 / (503)	726 / (726)	155 / (155)
The Company’s exposure to foreign currency changes for all other currencies is not material. The significant increase/decrease between USD/CHF resulted from the Company’s IPO, which occurred in USD. The Company does not use derivative financial instruments to hedge exposures and under no circumstances may enter into derivative instruments for speculative purposes.
The sensitivity of the Company’s reported equity or net assets to possible changes in foreign exchange rates is measured at the consolidated level as it depends on the presentation currency selected for the consolidated financial statements. Such effects are reported not in income but in the currency translation account within other reserves. As of December 31, 2022 and 2021 the sensitivity of the Company’s equity to such changes, measured against the USD, was as follows (in USD thousands):

December 31,
	2022	2021
Increase / (decrease) in USD/CHF exchange rate by 10%	14,198 / (14,198)	54 / (54)
Increase / (decrease) in USD/EUR exchange rate by 10%	(44) / 44	(89) / 89
Increase / (decrease) in USD/GBP exchange rate by 10%	50 / (50)	(27) / 27
Increase / (decrease) in USD/BRL exchange rate by 10%	133 / (133)	77 / (77)
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
As of December 31, 2022 and 2021, the Company’s cash and cash equivalents amounted to $161.3 million and $193.0 million, respectively. The Company’s government-issued COVID loans have below-market interest rates, of which all have since been repaid as of December 31, 2021.
The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.

32. Events after the reporting date
The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the consolidated financial statements were available to be authorized for issuance. There were no material subsequent events.