Form 20-F
period 2023-12-31
SOPHiA GENETICS SA
filed 2024-03-05
CIK 1840706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(For the fiscal year ended December 31, 2023)
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-40627
SOPHiA GENETICS SA
(Exact name of Registrant as specified in its charter)
Switzerland
(Jurisdiction of incorporation or organization)
La Pièce 12
CH-1180 Rolle
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value CHF 0.05 per share: 65,230,559
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes          ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes         ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes         ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes         ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Presentation of Financial Information
Our consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” and “$” refer to U.S. dollars and the terms “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
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
Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the section titled “Item 3. Key Information—D. Risk Factors” in this Annual Report. These forward-looking statements include, among others:
•our expectations regarding our revenue, gross margin, expenses, other operating results, and cash usage;
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
•Cybersecurity or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, loss of revenue, significant liabilities, harm to our brand and decreased use of our SOPHiA DDM Platform and related solutions, applications, products, or services.
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

Our SOPHiA DDM Platform offers a broad range of genomics applications across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. A major part of our long-term strategy is bringing new high-impact content to our customers through updates to our platform, which may include expanding our platform with additional features, applications and data modalities and related solutions, applications, products, and services. However, enhancing our platform and developing new related solutions, applications, products, and services poses various risks and challenges, including the inability to develop features, applications, data modalities and services that achieve the desired results, analytical accuracy and utility; the need to alter our platform, solutions, applications, products, or services; the time and resources required for platform, solution, application, service, and product development; uncertainty regarding and potential limitation in the scope of new features, solutions, applications, data modalities, products, or services; and the potential need to obtain U.S. Food and Drug Administration (the “FDA”), European Medicines Agency (the “EMA”), United Kingdom (the “UK”) Medicines and Healthcare products Regulatory Agency (the “MHRA”) and other regulatory clearances, authorizations or approvals. Even if we successfully develop a feature, application, data modality, solution, service or product and receive any necessary regulatory clearance, authorization or approval, such feature, application, data modality, solution, service or product may never achieve significant market acceptance among various stakeholders and be commercially successful. The expenses or losses associated with unsuccessful platform innovation or expansion could adversely affect our business revenue growth and results of operations.

This risk may be heightened as we generally sell our platform, solutions, applications, products, and services in industries that are characterized by rapid technological changes, frequent new application and product introductions and changing industry standards. Operating in and servicing such industries require us to develop platform enhancements based on technological innovation on a timely basis. In addition, whereas we purposefully built our SOPHiA DDM Platform in a decentralized manner and strategically positioned it as a “universal operating-system” for multimodal data analytics in order to provide for a broad range of application, product, and service expansion opportunities, certain jurisdictions, such as the Netherlands and the United Kingdom, have implemented or is expected to implement centralized services architectures for electronic healthcare records (“EHR”) where all patient data passes through a single, often government-run, entity rather than being shared directly between the healthcare providers. The widespread implementation of such centralized systems may limit the adoption and development of our platform.
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

In particular, our SOPHiA DDM Platform and related solutions, applications, products and services use artificial intelligence, machine learning, data analytics and similar tools that collect, aggregate and analyze data

(collectively, “Data Tools”). The use of such Data Tools poses risks such as incomplete or inaccurate data, human error, or lack of appropriate controls and processes, the technologies underlying how we store and leverage data and their use cases are subject to a variety of laws. Uncertainty around new and emerging Data Tools may require additional investment in the development of proprietary datasets, machine learning, large language models and systems to test for accuracy, bias and other variables and computing capabilities.
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
To further improve our SOPHiA DDM Platform and its capabilities, for example by developing new predictive algorithmic models that we can deploy on our platform, we are sponsoring and intend to continue to sponsor observational multimodal clinical studies in various disease areas. These clinical studies are subject to numerous risks. Events that may prevent successful or timely commencement and completion of multimodal clinical studies include:
•delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence the studies, delays in reaching an agreement on acceptable terms with prospective clinical research organizations (“CROs”) and participating sites and difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each participating site;

•challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in the studies, which challenges may be heightened for any clinical study that seeks to enroll patients with characteristics that are found in a small population;
•our CROs or participating sites failing to comply with regulatory requirements or meet their contractual obligations to us, which risk may be heightened by our reliance on third parties;
•lower than anticipated patient retention rates and difficulties in maintaining contact with patients, resulting in incomplete data;
•changes in regulatory requirements and guidance;
•lack of adequate funding to continue the study; or
•delays and disruptions as a result of unforeseen external events.
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
Our future sales will depend in large part on our ability to develop, train, retain and expand our sales force, to increase the scope of our marketing efforts, including into markets and geographies where our presence is currently limited, and to maintain our current strategic relationships and enter into new strategic relationships.

We are continuously expanding our sales and marketing infrastructure. Identifying, recruiting and training qualified sales and marketing personnel requires significant time, expense and attention. Competition for such personnel is intense. It often takes several months or more before a sales representative is fully trained and productive, depending on the target market or geography. Our sales force may subject us to higher fixed costs than those incurred by our competitors that utilize independent third parties, which could place us at a competitive disadvantage.

In addition, we currently have multiple strategic relationships with third-party providers of solutions, applications, products, and services that can be bundled with our SOPHiA DDM Platform and offer our SOPHiA DDM Platform and related solutions, applications, products, and services through various global and local distributors. There is no guarantee that we will be successful in maintaining our existing arrangements or entering into new arrangements on favorable terms. Most of our distribution relationships are non-exclusive and permit such distributors to distribute competing applications and products. As such, our distributors may not commit the necessary resources to market our applications and products to the level of our expectations or may choose to favor marketing the applications and products of our competitors. If current or future distributors do not perform adequately or we are unable to enter into effective arrangements with distributors in particular geographies, we may not achieve revenue growth and realize our expansion strategy.

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
Our estimates of the addressable market for our SOPHiA DDM Platform and related solutions, applications, products, and services are derived from a variety of sources, including scientific literature, surveys of clinicians, medical personnel and healthcare professionals and other forms of market research. These estimates may be inaccurate or based on imprecise data. Further, these estimates are based on various assumptions, including the outcomes of clinical studies, and whether the clinical studies will achieve objectives needed to meet clinical and payor expectations, the number of people who have a particular disease or condition, our expansion into other features, applications and data modality opportunities and disease areas, maintenance and expansion of our clinical and multimodal data sets for patient populations in specific geographic regions, the prices at which we and our distributors provide or sell our SOPHiA DDM Platform and related solutions, applications, products, and services in the market, the regulatory framework governing the development, sale and use of our SOPHiA DDM Platform and related solutions, applications, products, and services, including the laws and regulations governing RUO and IVD applications and products, the degree of coverage and reimbursement, the cost-containment efforts by payors, customers and collaborators as well as obtaining necessary clearance or regulatory approvals. While we believe our assumptions and estimates are reasonable, these assumptions and estimates may prove to be incorrect and the conditions supporting our assumptions or estimates may change at any time. If the addressable market for our SOPHiA DDM Platform and related solutions, applications, products, and services is smaller than our estimates, or if the prices at which we can sell our SOPHiA DDM Platform and related solutions, applications, products, and services are lower than our estimates, our business, financial condition, and results of operations could be negatively impacted.
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
Increasing efforts by governmental and third-party payors to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for newly cleared, authorized or approved devices and medicines and, as a result, they may not cover or provide adequate payment for our platform and related solutions, applications, products and services. Such efforts include legislation and regulations designed to control pharmaceutical and biological pricing and hospitals’ participation in group purchasing organizations (“GPOs”) and Integrated Delivery Networks (the “IDNs”) that negotiate pricing arrangements with medical device companies and distributors.
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
In addition, we currently use Microsoft Corporation (“Microsoft”) and Microsoft Azure Services for a substantial portion of our computing, storage, data processing, networking and other services. Our platform can also be deployed onto other platforms, including Amazon Web Services (“AWS”) or Google Cloud Platform (“Google Cloud”). Any significant disruption of, or interference with, our use of Microsoft Azure Services, AWS, Google Cloud or other similar cloud platforms, could affect the use of, and our customers’ satisfaction with, our applications, products, and services and could harm our business, results of operations and reputation.
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
Reliance on third-party providers exposes us to different risks than if we were to manufacture and supply products ourselves. For example, third-party manufacturers may fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we may be unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis. Further, as we do not have control over a manufacturer’s compliance with applicable manufacturing standards and other laws and regulations, we may receive required materials for, or components of, our products that are defective, contaminated or otherwise not conforming to applicable specifications, warranties and statutory and regulatory requirements. Any failure to achieve and maintain compliance with laws, regulations and standards could lead to suspension of the manufacturing and sales of our products, revocation of obtained regulatory clearance, product recalls, marketing or promotional restrictions, litigation, customer loss and reputational harm. Further, our manufacturing collaborators may be unable to successfully increase the manufacturing capacity for our products in a timely or cost-effective manner, or at all, as needed for our development efforts or, if our additional products are developed and approved, our commercialization efforts.
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
We rely, and we expect that we will continue to rely, on third parties to assist in managing, monitoring and otherwise carrying out multimodal clinical studies of the performance of our SOPHiA DDM Platform and related solutions, applications, and products. As a result of our reliance on these third parties, we have less direct control over the conduct, timing and completion of these studies than we would otherwise have if we relied entirely upon our own staff. If these third parties do not successfully carry out their duties under their agreements, or if the quality or accuracy of the data they obtain is compromised, or if they fail to comply with study protocols or meet expected deadlines, the multimodal clinical studies of our SOPHiA DDM Platform and related solutions, applications, and products, may fail to generate data necessary to support further development of our platform in a particular disease area or to support potential regulatory submissions and commercial activities and could subject us to liability claims. If third parties fail to comply with applicable regulatory requirements, the data generated in the multimodal clinical studies may be unreliable and these studies may be extended, delayed, suspended or terminated and we could be subject to liability claims.
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
Expedited, reliable shipping and delivery services and secure warehousing are essential to our operations. We rely on providers of transport services for reliable and secure point-to-point transport of our research and diagnostic products and for tracking of these shipments, and from time to time require warehousing for our products. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation, reduce demand for our SOPHiA DDM Platform and related solutions, applications, products, and services and increase costs and expenses to our business. In addition, any significant increase in shipping or warehousing rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters, civil unrest and disturbances or other service interruptions affecting delivery or warehousing services we use would adversely affect our ability to process orders for our products on a timely basis and adversely affect specimen integrity and our ability to process samples in a timely manner.
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
Cybersecurity or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, service outages, loss of revenue, significant liabilities, harm to our brand and decreased/denied use of our SOPHiA DDM Platform and related solutions, applications, products, or services.
Any failure to prevent or mitigate cybersecurity incidents or improper access to, use, disclosure or other misappropriation of our data or customers’ personal data or the inability to rightfully access/control any such data (e.g., ransomware, persistent DoS/DDoS, system compromise, IP leak) could result in significant liability under state (e.g., state breach notification and privacy laws such as the California Consumer Privacy Act (“CCPA”)), federal (e.g., the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), collectively “HIPAA”) and international laws (e.g., the General Data Protection Regulation (“GDPR”) and the UK General Data Protection Regulation (“UK GDPR”)). Such an incident may also cause a material loss of revenue from the potential adverse impact to our reputation and brand, affect our ability to retain or attract new users and customers of our applications, products, and services and potentially disrupt our business.

As we become more dependent on information technologies, to conduct our operations, cybersecurity incidents, including deliberate cybersecurity attacks and attempts to gain unauthorized access to computer systems and cloud/hybrid networks, may increase in frequency and sophistication. Next generation sequencing (NGS) is becoming a new standard in public health sector. Its growing visibility inevitably attracts malicious activity threats, as it combines mission-critical infrastructure and high-value data. In addition to the nature of the data we hold and process, the geopolitical environment induced by the war in Ukraine and increasing pressure in Asia Pacific may make cybersecurity attacks more common and targeted.

These cybersecurity threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data, and these risks apply both to us (including via our corporate systems and any employees that may be working remotely) and to third parties on whose systems we rely for the conduct of our business. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems develop and change frequently and often are not recognized until launched against a target, we and our collaborators may be unable to anticipate these techniques or to implement adequate preventative measures. We may in the future experience security incidents. In particular, we may be subject to cybersecurity incidents as we continue to adapt and upgrade our platform architecture. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, data loss or damage to intellectual property or other proprietary information. While no security incidents in the past have had a material adverse effect on our business, financial condition and results of operations, we cannot predict the impact of any such future events. Further, although we are obligated under certain laws and regulations to ensure that our platform, systems and servers and those of our service providers remain compliant with the relevant legal requirements with respect to data privacy and cybersecurity, we do not have any control over the operations of the facilities or technology of such providers, including any third-party vendors that collect, process and store personal data on our behalf. Our platform, systems and servers and those of our service providers may be vulnerable to malware or physical or electronic break-ins that our or their security measures may not detect, including via supply chain attacks. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. We may need to expend significant resources and make significant capital investments to protect against cybersecurity breaches or to mitigate (compensating controls) the impact of any such breaches. In addition, to the extent that our platform, systems and servers and those of our service providers experience security breaches that result in the unauthorized or improper use of confidential data, employee data or personal data, we may not be indemnified for any losses resulting from such breaches. Currently, we carry cybersecurity coverage to mitigate certain potential losses, but this insurance is limited in amount and by the relevant policy’s terms and conditions and there can be no assurance that such potential losses will not exceed our policy limits.

There can be no assurance that we or our third-party providers will be successful in preventing cyberattacks or successfully mitigating their effects. If we are unable to prevent or mitigate the impact of such security breaches, our ability to attract and retain new customers, patients and other collaborators could be harmed as they may be reluctant to entrust their data to us, and we could be exposed to litigation and governmental investigations, proceedings and regulatory actions by federal, state and local regulatory entities in the United States and by other national regulatory entities, and we could breach our contractual obligations, all of which could result in significant legal and financial exposure and reputational damages and lead to a potential disruption to our business or other adverse consequences.
If we experience significant disruptions in our information technology systems, our business may be adversely affected.
We depend on our information technology systems for the efficient functioning of our business, including the performance, distribution and maintenance of our SOPHiA DDM Platform and related solutions, applications, products, and services, as well as for accounting, data storage, compliance, purchasing and inventory management, and our continued growth is dependent on our ability to adapt and upgrade our platform architecture without suffering significant business disruption, data loss or the loss of or damage to intellectual property or other proprietary information. Our information technology systems may fail and are vulnerable to breakdown, cybersecurity breach, interruption or damage from computer viruses, ransomware, DoS/DDoS attacks or other malware, attacks by computer hackers, including sophisticated nation-state and nation-state-supported actors, employee error or malfeasance, theft or misuse, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions. We could be subject to an unintentional event that involves a third party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of our confidential information. Technological interruptions would disrupt our operations, including our ability to timely ship and track diagnostic test orders and results, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability to use our applications, products, and services. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our business, financial condition and results of operations.

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
Our business could be adversely affected by health epidemics, pandemics and unplanned events.
Our business could be adversely affected by health epidemics, pandemics and natural disasters. To the extent any pandemic, epidemic or outbreak of an infectious disease adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Item 3D. Risk Factors” section.
In addition, any unplanned event, such as a flood, fire, explosion, earthquake, extreme weather condition, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully use our facilities, which may render it difficult or impossible for us to operate our platform for some period of time or result in damages to our inventory that require sensitive storage conditions. Certain of these natural events and disasters may become more frequent and severe as a result of the effects of climate change. We do not presently have an emergency back-up generator in place at our Rolle, Switzerland laboratory facility which would otherwise mitigate, to some extent, the effects of a prolonged power outage. Furthermore, our facility and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace, which may increase backlog. It would be difficult, time-consuming and expensive to rebuild our facility, to locate new facilities or license or transfer our proprietary technologies to a third party.
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
We face an inherent risk of product liability as a result of the marketing and sale of our SOPHiA DDM Platform and related solutions, applications, products, and services and the testing of our SOPHiA DDM Platform in clinical studies. Such claims may be made against us even if the apparent injury is due to the actions of others or the preexisting health of the patient. This risk may be heightened by our reliance on third parties for the manufacturing, marketing and research and development of our SOPHiA DDM Platform and related solutions, applications, products, and services. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt the marketing and sale of our products. Even successful defense would require significant financial and management resources, harm our reputation in our industry and reduce sales.
We believe that we have adequate product liability insurance, but it may not prove to be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain or obtain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. The potential inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the marketing and sale of our applications, products, and services. In addition, any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition and results of operations in a timely manner or prevent fraud.

Effective internal control over financial reporting necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent and/or detect error and/or fraud in a timely manner     . Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. As required by Section 404 of the Sarbanes-Oxley Act, our management has conducted an assessment on the effectiveness of our internal control over financial reporting. However, as an emerging growth company, our independent registered public accounting firm has not provided an attestation report on our internal control over financial reporting. There can be no assurance that any future testing conducted by us or, if required, by our independent registered public accounting firm will not reveal deficiencies in our internal control over financial reporting. If we do not maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial condition and results of operations in a timely manner, may incur additional financial and management resources to remediate any deficiencies, or may be unable to detect and prevent fraud, all of which would adversely affect our business.
Litigation and other legal proceedings may adversely affect our business.
From time to time, we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated judgments and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our solutions, applications, products, and services, even if the regulatory or legal action is unfounded or not material to our operations.
Our business is subject to economic, political, regulatory and other risks associated with international operations.
Our results could be adversely affected by a variety of risks associated with our international operations, including economic weakness, such as inflation and rising interest rates, or political instability in economies and markets; global trends towards pharmaceutical pricing; differing regulatory requirements for bioinformatics analysis services and research and diagnostic products approvals; differing reimbursement, pricing and insurance regimes; potentially reduced protection for, and complexities and difficulties in obtaining, maintaining, protecting and enforcing, intellectual property rights; difficulties in compliance with U.S. and non-U.S. laws and regulations, including data security and data protection laws, which may result in increased compliance costs to us, and anti-corruption and anti-bribery laws; changes in regulations and customs, tariffs and trade barriers; changes in currency exchange rates and currency controls; changes in a specific country’s or region’s political or economic environment; trade protection measures, economic sanctions and embargoes on certain countries and persons, import or export licensing requirements or other restrictive actions by governments, including with respect to our applications, products, and services, in particular IT solutions, services and technologies on which our operations rely; changes in tax laws; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; workforce uncertainty in countries where labor unrest is more common than in Switzerland and the United States; difficulties associated with staffing and managing international operations, including differing labor relations; production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; business interruptions resulting from geopolitical actions, including war and terrorism (including the ongoing conflict between Russia and Ukraine and in the Middle East), or natural disasters including earthquakes, typhoons, floods and fires; and the impact of public health epidemics on employees and the global economy. Certain of our suppliers and service providers are located in geopolitically sensitive regions, including Ukraine and other eastern European countries, and are negatively impacted in their ability to conduct their operations and perform services for us as a result of the ongoing conflict between Russia and Ukraine. As a result, we may experience supply chain disruptions and interruptions in our operations. Any of these factors could require us to modify our business plans and strategy and significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.

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
While we have several CE-IVD marked applications and products in the European Union (“EU”), our currently available applications and products in the United States are labeled as RUO applications and products and are not intended for diagnostic use. Although we have focused initially on the RUO applications and products only, our strategy is to expand our application and product line to encompass applications and products that are intended to be used as IVDs. Such IVD products will be subject to regulation by the FDA as medical devices, including requirements for regulatory clearance or approval of such applications and products before they can be marketed. Accordingly, we will be required to obtain FDA 510(k) clearance or premarket approval (“PMA”) in order to sell our applications and products in a manner consistent with FDA laws and regulations. Such regulatory approval processes or clearances are expensive, time-consuming and uncertain; our efforts may never result in any premarket approval or 510(k) approval or clearance for our applications and products; and failure by us to obtain or comply with such approvals and clearances could have an adverse effect on our business, financial condition or operating results.
Regulatory authorities have substantial discretion in the clearance and approval process. They may refuse to accept any application or may decide that our data are insufficient for clearance or approval and require additional studies. Therefore, even if we believe the data collected from studies of our platform are promising, such data may not be sufficient to support clearance or approval by any regulatory authority. If we are required to conduct additional studies or other testing of any of our platform beyond those we contemplate, we may incur significant additional costs and regulatory approval may be delayed or prevented. Furthermore, approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions, and we may be required to undertake additional studies to access particular markets.
If we successfully obtain such clearance or approvals, we will be subject to a substantial number of additional requirements for medical devices, including establishment registration, device listing, and compliance with the Quality Systems Regulation (“QSR”) which cover the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities), advertising, record keeping, post-market surveillance, post-approval studies, adverse event reporting, and correction and removal (recall) regulations. We may be required to expend significant resources to ensure ongoing compliance with the FDA regulations and/or take satisfactory corrective action in response to enforcement action, which may have a material adverse effect on the ability to design, develop and commercialize applications and products using our technology as planned. Failure to comply with these requirements may subject us to a range of enforcement actions, such as warning letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization, as well as significant adverse publicity. If we fail to obtain, or experience significant delays in obtaining, regulatory approvals for IVD or other applications and products, such applications and products may not be able to be launched or successfully commercialized in a timely manner, or at all.
Laboratory developed tests (“LDTs”) are a subset of IVD tests that are designed, manufactured and used within a single laboratory. The FDA maintains that LDTs are medical devices and has historically exercised enforcement discretion for most LDTs. The FDA recently proposed a rule that would subject LDTs to a new and phased-in regulatory framework. This rule, if finalized, or if there are any other significant changes in the way that the FDA regulates any LDTs that our customers develop using our RUO applications and products could affect our business. If the FDA requires laboratories to undergo premarket review, as proposed, and comply with other applicable FDA requirements in the future, the cost and time required to commercialize an LDT will increase substantially, and may reduce the financial incentive for laboratories to develop LDTs, which could reduce demand for our RUO applications and products.
We develop applications and products for clinical laboratories, which may be qualified as LDTs, as well as market RUO applications and products. Our customers may decide to validate our applications and products to use as an LDT, which will be covered under Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and CMS, although future developments may cause us to be subject to additional FDA requirements.
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
Pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, record keeping, premarket clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. Although the FDA has asserted that it has authority to regulate the development and use of LDTs, such as our and many other laboratories’ tests, as medical devices, it has generally exercised enforcement discretion and is currently not regulating most tests developed and performed within a single high-complexity CLIA-certified laboratory. The FDA has proposed a new regulatory framework to regulate LDTs as a subset of in vitro diagnostics.
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
On September 29, 2023, the FDA announced its proposal to amend its regulations to make explicit that In Vitro Diagnostic Products (“IVDs”) are devices under the Federal Food, Drug, and Cosmetic Act including when the manufacturer of the IVD is a laboratory. In conjunction with the proposed amendment, the FDA has proposed a policy under which it intends to phase out its general enforcement discretion approach for LDTs so that IVDs manufactured by a laboratory would generally fall under the same enforcement approach as other IVDs. Some of our customers in the United States may decide to discontinue the use of RUO products and test components in their LDTs.
In addition, changes in the current regulatory framework for diagnostic applications, products, and services can impose additional regulatory burdens on us. For example, the FDA’s Center for Devices and Radiological Health is currently considering a total product lifecycle-based regulatory framework for AI/ML technologies. On January 12, 2021, the FDA released its Artificial Intelligence/Machine Learning-Based Software as a Medical Device Action Plan. As the regulatory framework evolves, we may incur substantial costs to ensure compliance with new or amended laws and regulations. Failure to comply with any of these laws and regulations could result in enforcement actions against us, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business. In addition, legislation could require us to seek FDA-premarket review of other applications, products, and services, including reports that we do not currently believe require premarket authorization but could be subject to additional regulation including premarket review. For any such review, we may be required to conduct extensive analytical validation and user comprehension studies to demonstrate the accuracy of our test results and that they are appropriate for sale directly to consumers. This process will likely be costly, time-consuming and uncertain.
Further, on September 28, 2022, the FDA has issued the guidance on Clinical Decision Support software. It is unclear how any such guidance will impact our SOPHiA DDM Platform.
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

•product safety and efficacy;
•premarketing clearance, approval or certification;
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
Regulatory authorities can require the recall of commercialized products or services that are subject to its regulation. Manufacturers may, under their own initiative, recall a product or service if any deficiency is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable health risk, component failures, failures in laboratory processes, malfunctions, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of our commercialized products or services would divert managerial and financial resources, subject us to liability claims and require us to bear other costs and adversely affect our business, results of operations, financial condition and reputation. If we initiate a recall, including a correction or removal, for one of our commercialized products or services, issue a safety alert, or undertake a field action or recall to reduce a health risk, this could lead to increased scrutiny by the FDA, other governmental and regulatory enforcement bodies, and our customers regarding the quality and safety of our products and services, and to negative publicity, including FDA alerts, press releases, or administrative or judicial actions. Furthermore, the submission of these reports could be used against us by competitors and cause customers to delay purchase decisions or cancel orders, which would harm our reputation.
We are subject to stringent privacy and, information security laws and regulations and changes in such laws and regulations could adversely affect our business and increase our costs.
We are subject to numerous state, federal and foreign laws and regulations that govern the collection, transmission, storage, dissemination, use, privacy, confidentiality, security, availability, integrity and processing of individually identifiable information. “Item 4. Information on the Company—B. Business Overview—Government Regulation—Data Privacy and Security.” These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. Failure to comply with any of these laws and regulations could result in enforcement actions against us, including fines, imprisonment of company officials, public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business.
This risk is heightened as there is uncertainty regarding the applicability of data privacy regulations to certain types of data that we process, such as health-related and genetic data. While we deploy specific measures and processes designed to de-identify data, we may fail in the comprehensive application of the process resulting in a breach of requirements and our contractual obligation. Some of our product and services rely on anonymized data and while the legal definition is clear, the effective application of the anonymization techniques are subject to multiple interpretation and can prove to be highly difficult and costly.
The transfer of data has been subject to increasing scrutiny. Although there are legal mechanisms to allow for the transfer of personal data from the EEA, Switzerland and the UK to the United States, uncertainty remains about such mechanisms. There have been and there may in the future be legal challenges surrounding the mechanisms that allow companies to transfer personal data from the EU and EEA to the United States, which could limit our ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers. Inability to transfer personal data from the EU, EEA, Switzerland or the UK to the United States may restrict our research and development activities in these territories and limit our ability to offer applications, products, and services we may develop.
Because the interpretation and application of health-related and data protection laws, regulations, standards and other obligations are uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy regulations may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country, and our operations or business practices may not comply with these regulations in each country.
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
Our operations may subject us to health care regulation and enforcement by both the federal government and the states and foreign jurisdictions in which we conduct our business, which influence, among other things, how we structure our sales offerings, including discount practices, customer support, education and training programs, and physician consulting and other service arrangements. Applicable U.S. federal and state healthcare laws and regulations include the following:
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
•the federal Eliminating Kickbacks in Recovery Act of 2018 (the “EKRA”) prohibits payments for referrals to recovery homes, clinical treatment facilities, and laboratories. EKRA’s reach extends beyond federal health care programs to include private insurance (i.e., it is an “all payor” statute);
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
•the federal Physician Payments Sunshine Act requirements, which require certain manufacturers of drugs, devices, biologics and medical supplies to report to CMS information related to payments and other transfers of value made to or at the request of physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and certain ownership and investment interests held by physicians and their immediate family members; and
•state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers.
Ensuring that our business and operations comply with applicable healthcare laws and regulations is costly. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including, among others, significant administrative, civil and criminal penalties, damages, fines, disgorgement, imprisonment, integrity oversight and reporting obligations, and exclusion from participation in government-funded healthcare programs such as Medicare and Medicaid. Additionally, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business, financial condition and results of operations.

Our employees, collaborators, distributors, agents, contractors and collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, collaborators, distributors, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, anti-corruption, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by these parties could include intentional failures to comply with FDA, EMA, MHRA or other applicable regulations, including, without limitation, regulations governing the marketing, sale, labeling and use of RUO and IVD applications and products, provide accurate information to the FDA, the EMA, the MHRA and comparable regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In addition, because business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments, government purchasers and healthcare providers who are employed by governments, we face heightened risk with respect to compliance with the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act 2010 and the French Law n° 2016-1691 (Sapin II). These laws prohibit offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a government official in order to influence official action, or otherwise obtain or retain business.
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
Any medical device that we manufacture, including those for which we obtain regulatory clearance, approval, or certification and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such diagnostic test, will be subject to continued regulatory review, oversight and periodic inspections by the FDA and comparable regulatory authorities. In particular, we and our suppliers may be required to comply with the FDA’s QSR for medical devices, the International Standards Organization (“ISO”) 13485 standards for the manufacture of our diagnostic products and other regulations that cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any diagnostic test for which we obtain clearance or approval. Regulatory authorities such as the FDA enforce the QSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and comparable regulatory authorities, or the failure to timely and adequately respond to any adverse inspection observations or product safety issues, could result in, among other things, one or more of the following enforcement actions:
•untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
•unanticipated expenditures to address or defend such actions;
•customer notifications for repair, replacement or refunds;
•recall, detention or seizure of our diagnostics products;
•operating restrictions or partial suspension or total shutdown of production;
•refusing or delaying our requests for 510(k) clearance or PMA of new diagnostics products or modified versions of such products currently manufactured, as well as CE marking certification (in the EU);
•operating restrictions;
•withdrawing 510(k) clearances on PMA approvals that have already been granted;
•suspending or withdrawing our CE mark certifications; and
•criminal prosecution.
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
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached or invalid, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.
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
Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Changes in either the patent laws or the interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Risks Related to Our Financial Position and Capital Requirements
We have incurred net losses since our inception and expect to continue to incur losses for the foreseeable future. We may never achieve or sustain profitability.
We have incurred losses since our inception and expect to continue to incur losses for the foreseeable future. For the years ended December 31, 2023 and 2022, we reported net losses of $79.0 million and $87.4 million, respectively. As of December 31, 2023, we had an accumulated deficit of $377.8 million.
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
Because of the numerous risks and uncertainties associated with our research and development and commercialization efforts, although we have stated our desire to become cash flow positive in the next two or more years, we may not be able to achieve this goal in the timeframe indicated, and we may never become profitable. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve or sustain profitability would depress our market value and could impair our ability to execute our business plan, raise capital, develop additional applications, products, and services and continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment.
We may need to raise additional capital to fund our existing operations; further develop our SOPHiA DDM Platform, applications, and products; commercialize our applications, products, and services; and expand our operations.
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
Operating our business is costly, and we expect our expenses to continue to increase in the future as we broaden our customer base and expand our platform, applications, services, and product offerings. In particular, a significant portion of our business, including our SOPHiA DDM Platform, is provided through a cloud-native software platform and computational and storage-related costs and fees constitute a significant portion of our cost of revenue. While we seek to negotiate favorable economic arrangements with respect to computational and storage-related costs and fees, in the near term, we expect that our gross profit margin will be adversely impacted by such fees and costs as we have purchased, and may be required to continue to purchase, increased capacity at less favorable rates in order to address increased demand for our SOPHiA DDM Platform and related solutions, applications, products and services. In addition, we collaborate with manufacturers in the assembly and development of our research and diagnostic products, in particular DNA enrichment kits. While we are undertaking a number of initiatives designed to reduce our costs, including provisions in our manufacturing and supply agreements that limit our counterparty’s ability to increase prices for the manufactured products if certain conditions are met by us, and expect that our gross margin will increase as we broaden our customer base and increase customer engagement, there can be no assurance that we will be able to achieve planned cost reductions. There may also be unforeseen occurrences that increase our costs, such as increased prices of the components of our products, increased costs of hosting and consumer support services, changes to labor costs or less favorable terms with third-party suppliers, service providers or manufacturing collaborators. In addition, if our platform, applications, services and product mix becomes more customer-specific and diversified, our costs may increase. If we are unable to reduce our costs, or if cost reductions are less significant or less timely than those we project, we will not be able to achieve sustainable gross margins, which would adversely affect our ability to invest in and grow our business.
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
We assemble a substantial portion of our products to address the needs of individual customers. Some of the agreements with our customers require us to cover the initial manufacturing and assembly costs of such products. We will be paid only upon delivery of such products to our customers once the products have been ordered. If our customers fail to purchase these customized products from us in sufficient quantities, do not purchase such products from us at all or otherwise fail to perform their obligations under the agreements with us, we may bear the full cost of manufacturing and assembling of such products, fail to cover our costs and have substantial unsaleable inventory, each of which could have a material adverse effect on our financial condition and results of operations.

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
We operate internationally and a meaningful portion of our revenue, expenses, assets and liabilities are denominated in currencies other than the U.S. dollar, our presentation currency, and the Swiss franc, SOPHiA GENETICS SA’s functional currency. In preparing our consolidated financial statements, those revenues, expenses, assets and liabilities are translated into U.S. dollars at applicable exchange rates. Increases or decreases in exchange rates between the U.S. dollar and other currencies affect the U.S. dollar value of those items, as reflected in the consolidated financial statements. We expect that a significant part of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar, including the euro and Swiss franc, and to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our results of operations, financial condition and liquidity. For example, fluctuations in the exchange rate between the U.S. dollar and the Swiss franc has impacted our revenues and results of operations for the year ended December 31, 2023 and 2022.
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
We provide retirement benefits to our employees as required by Swiss law by means of a pension fund that is maintained by a life insurance company. The life insurance company operates a pension plan for all of our employees as a defined benefit plan under International Accounting Standards (“IAS”) 19, Employee Benefits (“IAS 19”). As of December 31, 2023, we reported an employee benefit obligation, before deduction of plan assets, of $23.0 million in accordance with IAS 19. The obligation represents our projected obligations towards current and future pensioners discounted at an annual rate of 1.50%. Under Swiss statutory rules and pursuant to our contract with the group life assurance provider, all risks including investment risk are fully covered. That said, no underfunding exists under Swiss law. The variance between Swiss statutory rules and IFRS Accounting Standards is apparent in many Swiss companies, and the IFRS Accounting Standards obligation of our pension plan does not necessarily reflect a true payment obligation under Swiss law because Swiss law allows us to maintain flexibility to adjust benefit levels under the plans and we could use this flexibility to mitigate any liability. For more information, see Note 22—“Post-employment benefits” to the audited consolidated financial statements included elsewhere in this Annual Report. However, should the Swiss statutory rules at any time require a determination that our pension plan is significantly underfunded, we could be obliged to make additional contributions to the pension plan in addition to our obligation to make regular contributions as defined in the pension plan regulation. If such risk materializes, this could have a material adverse effect on our financial position or results of operations.
We have elected to reserve capital under our directors and officers insurance policy to reduce the associated premiums. Our use of such designated capital for other purposes could increase our premiums.
We currently hold $15.0 million in a separate bank account to be used exclusively to settle potential liabilities arising from claims against our directors and officers. Our use of such a designated account reduces our directors and officers insurance premiums below those that we would pay absent such a designated account. Therefore, our current insurance premiums may not reflect those that we will incur in the future. Although we expect to continue to hold cash in a separate bank account for such purposes, we are under no obligation to do so and may withdraw the funds at any time, in which case we expect our insurance premiums to increase significantly. In addition, our practice diverts capital that can be used for other purposes, and there can be no assurance that the benefits of our practice (in the form of lower insurance premiums) outweigh the costs of such practice (in the form of benefits foregone by not deploying the reserved capital for other purposes). Moreover, our insurance provider may require additional capital to be reserved in the future in order to maintain our insurance premiums at current levels or reduce the rate of increases in our insurance premiums, and we may be unable to meet such requirements or we may find it disadvantageous to do so, which would increase our insurance premiums.
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
Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. Ordinary shares that were issued prior to our initial public offering can be sold pursuant to Rule 144 under the Securities Act, subject to current public information and volume and manner of sale limitations applicable to affiliates. In addition, we have registered under the Securities Act all ordinary shares that we may issue under our share-based compensation plans, such that they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. We intend to adopt a sell-to-cover approach for withholding and other taxes upon RSU settlement for executive officers and certain directors, which may result in substantial sales of ordinary shares into the market in relatively short periods of time, particularly around the date of our annual general meeting. If our shareholders sell substantial numbers of ordinary shares in the public market or if the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through the issuance and sale of equity or equity-linked securities in the future could be adversely affected.
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
In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Switzerland. For a further summary of applicable Swiss company law contained in this Annual Report, see “Item 10. Additional Information—Memorandum and Articles of Association.” However, there can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.
Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Item 10. Additional Information—Memorandum and Articles of Association.”

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
We are organized under the laws of Switzerland and our registered office and domicile is located in Rolle, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the U.S. federal and state securities laws. Original actions against persons in Switzerland based solely upon the federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law (the “PILA”). This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy (ordre public). Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.
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
Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:
•in certain cases, allow our board of directors to place up to 33,199,082 ordinary shares and rights to acquire an additional 33,199,082 ordinary shares (in aggregate, 51% of our share capital) with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
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
•limit the size of our board of directors to eight members; and
•require two-thirds of the votes represented at a general meeting of the shareholders for amending or repealing most of the above-mentioned authorizations to place shares as well as the above-mentioned voting and recording restrictions, for amending the provision setting a maximum board size or providing for indemnification of our directors and members of our executive committee and for removing the chairman or any member of the board of directors before the end of his or her term of office.
These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See “Item 10. Additional Information—Memorandum and Articles of Association.” These provisions could also limit the price that investors might be willing to pay in the future for our ordinary shares, thereby depressing the market price of our ordinary shares.
There can be no assurance that we were not a passive foreign investment company for any taxable year, which could subject U.S investors in our ordinary shares to significant adverse U.S. federal income tax consequences.
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
Cash is generally characterized as a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We hold a substantial amount of cash, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill and the characterization of our goodwill as passive or non-passive. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Although we believe that we were a PFIC for our 2022 taxable year, based on the nature of our operations and assets, as well as certain estimates as to our income and the relative values of our assets during our 2023 taxable year, we believe that we were not a PFIC for our 2023 taxable year (subject to the discussion in the next paragraph with respect to U.S. Holders who held our ordinary shares during our 2022 taxable year). There can be no assurance that the IRS will agree with our conclusion, however.
If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

Accordingly, since we believe that we were a PFIC for our 2022 taxable year, we believe that we will remain a PFIC with respect to a U.S. Holder that held our ordinary shares during our 2022 taxable year unless certain mitigating steps were taken. For further discussion, see “Item 10. Additional Information—. Taxation—Material U.S. Federal Income Tax Consequences for U.S. Holders.”
If we are deemed to be a PFIC with respect to a particular U.S. investor, such U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income; (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (iii) compliance with certain reporting requirements. A “mark-to-market” or “qualified electing fund” (“QEF”) election may be available that will alter the consequences of PFIC status if our ordinary shares are regularly traded on a qualified exchange. For further discussion, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences for U.S. Holders.”
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
We qualify as a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2024, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2025. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we will be required to comply with the Exchange

Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We will also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to retain and attract qualified members of our board of directors.
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
We could be an emerging growth company for up to five years from our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates equals or exceeds $700.0 million as of any June 30 (the end of our second fiscal quarter) before that time or if we have total annual gross revenues of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 (our fiscal year end); or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, if we no longer qualify as a foreign private issuer, we may still qualify as a “smaller reporting company,” which, under certain circumstances, would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

Item 4. Information on the Company
A. History and Development of the Company
SOPHiA GENETICS SA was incorporated as a Swiss stock corporation (société anonyme) under the laws of Switzerland on March 18, 2011. Our principal executive office is located at La Pièce 12, CH-1180 Rolle, Switzerland and our telephone number is +41 21 694 10 60. Our agent for service of process in the United States is SOPHiA GENETICS, Inc., 185 Dartmouth Street, Floor 5, Boston, MA 02116, and its telephone number is (617) 982-1210.
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
In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, a new multimodal module on our SOPHiA DDM Platform powered by our artificial intelligence and machine learning algorithms, which also incorporates our original radiomics offering. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Deep-Lung IV multimodal clinical study on non-small cell lung cancer and is now live at 30 sites across the world.
Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platform globally for clinical genomics. As of December 31, 2023, we served more than 770 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products and services, and our SOPHiA DDM Platform has supported the analysis of more than 1,500,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 617 peer-reviewed publications. As of December 31, 2023, we had approximately 450 core genomics SOPHiA DDM Platform customers (defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, which, in this case, is the twelve months ended December 31, 2023). We commercialize our SOPHiA DDM Platform and related solutions, applications, products and services as RUO and CE-IVD products.
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
We believe that our strategic positioning as a universal healthcare analytics platform for multimodal data analytics offers us a broad range of application, product, and service expansion opportunities and significant long-term growth in our total addressable market opportunity. We estimate the total addressable market opportunities in 2023 for our current commercial clinical applications and for our current biopharma applications were approximately $25 billion and $15 billion, respectively.
We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy for our clinical customers is a pay-per-use model, in which customers can access our platform free of charge but pay for each analysis performed using our platform. To commercialize our applications and products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solution and applications with other products used in the genomic testing process to provide customers integrated products in the testing workflow. We offer our SOPHiA DDM Platform and related solutions, applications, products, and services across 68 countries through our direct sales force and our distributor partners. As of December 31, 2023, our direct sales team consisted of more than 84 field-based commercial representatives with a direct presence in 64 countries. To supplement our direct sales force, we also offer our SOPHiA DDM Platform and related solutions, applications, products, and services in 39 countries through our distributor partners.
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
Our Network and Data
Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platform globally for clinical genomics. As of December 31, 2023, we served more than 770 hospitals and laboratory customers globally through our SOPHiA DDM Platform who are part of our clinical genomics network. The establishment and creation of this network of customers has enabled us to capture and compute more than 1.5 million raw clinical genomics profiles in oncology and other genetic-related disorders as of December 31, 2023, growing by more than 25,000 new profiles on a monthly basis.
Our SOPHiA DDM Platform Architecture
We believe that our platform architecture allows our platform to be highly flexible and scalable in terms of analyzing larger volumes of data, supporting additional data modalities, expanding to new geographies and deploying new applications and functionalities. This flexibility and scalability comes from our platform’s underlying architecture that is developed based on a deep understanding of our users’ needs and a thorough domain model, allowing us to build re-useable User Interface (“UI”) components and services to interact with the data. Our SOPHiA DDM Platform includes multiple tailored analytics engines, each tuned to specific domains and use cases. Each domain is responsible for its own data with a common shared data model that allows powerful Extract-Transform-Load (“ETL”) pipelines to process specific data sets, integrating data into a series of regional data warehouses that enable comprehensive and performant multimodal queries to be run across the entire global data set. We have eight regional data centers in Switzerland, France, the Netherlands, the United States, Canada, Brazil, Australia, and Turkey.

As of December 31, 2023, this platform architecture was deployed in 68 countries through our cloud-based solution. We have developed significant operational experience by running such a large-scale cloud-based platform, which we believe enables us to deploy rapidly in new geographies. We have demonstrated that we can deploy in a new geography in approximately four weeks if appropriate cloud infrastructure exists such as Microsoft Azure, Amazon Web Services or Google Cloud Platform, or in approximately twelve weeks if such cloud infrastructure does not exist.
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
Cybersecurity and data protection are core tenets of our company. We have processed over 1.5 million genomic profiles and continue to process more than 50 terabytes of data each month for our customers around the world, subject to applicable data protection laws and regulations, including HIPAA and the GDPR. We accomplish this through our global compliance framework that integrates specialized and dedicated personnel, procedures and controls and ISO/IEC 27001:2013 security infrastructure to protect data against damage, loss and unauthorized access, use, modification, disclosure or other misuse.
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
For revenues generated from applications for which the disease end market is known, approximately 70% of our revenue from clinical customers in the year ended December 31, 2023 was attributable to oncology applications, including hereditary cancer, while approximately 30% was attributable to other disease areas such as rare diseases, cardiology, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. In the future, we intend to pursue additional IVD status and FDA approval for specific solutions. We also intend to support external collaborators in deploying their own IVD or FDA-approved solutions on our SOPHiA DDM Platform.
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
We offer a range of predictive modeling applications ranging from disease screening, disease early detection, disease diagnosis and subtype discrimination, prediction of disease evolution, prediction of response to therapy, therapy selection and monitoring. We develop these multimodal predictive models in close collaboration with leading academic institutions together with cross-functional teams consisting of treating physicians (such as oncologists), radiologists and pathologists. Illustrative examples of advanced clinical research projects in which we have proof-of-concept data include prediction of response to anti-PD-1 immunotherapy for patients with metastatic non-small cell lung cancer, and prediction of pathological complete response after neoadjuvant therapy for patients with triple-negative breast cancer. For example, we sponsored a retrospective 57-patient analysis of the use of nivolumab for the treatment of relapsed or refractory non-small cell lung cancer to identify predictive markers of immune-oncology response based on multiple sources of data through machine learning analysis. We found that machine learning could help predict a patient’s response using baseline data and can help identify markers that are predictive of the patient’s response. We are sponsoring multimodal clinical studies to refine and assess the clinical significance of some of these multimodal signatures, which we believe will enable us to further improve our SOPHiA DDM Platform and develop new predictive algorithmic models that we can then deploy on our platform to serve a wide range of stakeholders, including oncologists and other treating physicians.

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

SOPHiA GENETICS’ Offerings across Biopharma Value Chain

We began commercializing biopharma applications in 2019. Our biopharma applications are competitively positioned as insights programs, which utilize data already uploaded to the SOPHiA DDM platform or proprietary data provided directly by a biopharma customer. We believe that our customers value our biopharma applications for their ability to identify unique patient populations in clinical research and asset commercialization efforts. We signed our first biopharma customer in 2019. We served six biopharma customers as of December 31, 2023
Discovery Applications.
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
With SOPHiA Trial Match, sponsors can place “molecular alerts” in our SOPHiA DDM Platform for specific genomic variants or signature that may indicate eligibility for a clinical trial. When a genomic profile matching the recruitment criteria is detected in our platform, the participating local healthcare Institutions or research centers are notified in real-time and given the opportunity to connect with the clinical trial sponsor. We provide the real-time trial matching services for our participating customers.
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
Clinical Publications
Our technology and its broad applications have been utilized in clinical trials and research projects discussed in more than 617 peer-reviewed publications as of December 31, 2023. These publications support scientists in new discoveries and applications across oncology, immunology, cardiology, neurology, rare diseases and other disease categories.
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
The same conceptual access models apply to our multimodal solution SOPHiA CarePath. For multimodal, including our integrated radiomics solution, we are currently offering a dry lab access model, in which we provide the algorithmic analytics solutions while leaving the data generation at the discretion of our customers. We have developed, and intend to continue to develop, smart algorithms for specific radiomics applications, such as deep learning-enabled algorithms that can automatically recognize a lung CT scan image, detect an advanced lung cancer tumor, segment the tumor and extract radiomics features for further analysis. In the future, we may also offer a bundle access model, in which we offer solutions linked to specific imaging contrasting agents or imaging procedure modalities to optimize the performance of the final signal analysis.
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
•Maintenance and development of in-house expertise. By empowering our customers to retain ownership and access to their biological samples and data, we enable them to build in-house expertise while benefiting from world-class analytics accuracy through our SOPHiA DDM Platform’s network effects.
•Accelerated launch of new precision medicine applications. The universal nature of our SOPHiA DDM Platform facilitates adding new applications to the same workflow once an institution adopts our platform. Our customers can avoid having to set up parallel and sometimes redundant workflows for different assays and technologies.

Markets
We estimate that our clinical and biopharma applications targeted a $40 billion global total addressable market opportunity in 2023, approximately $9 billion of which was in the United States based on our addressable clinical market. These estimates are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations for each application, as well as a range of price assumptions for our applications and products taking into account differences in panel sizes. Further, these estimates do not depend on obtaining regulatory clearances or approvals to market our applications and products as in vitro diagnostics (“IVD”) and / or software as a medical device (“SaMD”) in the United States. Over time, we believe that our platform and insights enable market opportunity expansion through new application and product development. The following figure shows our estimated total addressable market in 2023.
Our Total Addressable Market

Clinical Market Opportunity
We estimate our total addressable clinical market opportunity for our current offerings was $25 billion in 2023, with the largest market opportunity being in oncology.
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
Rare diseases. In rare diseases, we believe the adoption of data-driven medicine is just beginning and represents a significant opportunity for growth. In the rare disease market, there has been growing preference among clinical institutions for larger genetic testing panels, including whole exome and whole genome panels, to test for a more comprehensive array of rare diseases in contrast to the smaller, more targeted panels that are common in the market today. We believe we are well adapted to address this market opportunity with the exome solutions offered through our SOPHiA DDM Platform. In addition to our SOPHiA DDM Platform, our Alamut suite of genomics mutation interpretation software could be particularly impactful in deepening genomic investigations in rare diseases.
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
Biopharma Opportunity
Oncology and rare diseases. We estimate our total addressable biopharma opportunity for our current offerings was $15 billion in 2023 based on three market segments: Discovery, Development, and Deployment. We believe also that our strategic positioning as a healthcare data analytics platform will enable other business opportunities to become available in the future, in, for example, global public health solutions.
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

Software-based Platform Facilitates Rapid Global Scaling and Data Collection
We designed our cloud-native software platform to be capable of scaling globally and to use AI to leverage the data that this scale provides. As of December 31, 2023, we served more than 770 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services. We believe that this global footprint is unique and enables us to capture a wide variety of real-world clinical data around the world. The following figure shows our customer base by region as of December 31, 2023.
Our Customer Base by Region

We have been expanding our customer base as well as the volume of data that we analyze. From December 31, 2016 to December 31, 2023, our number of active customers grew from 182 to more than 770. During the same period, the aggregate number of genomic profiles analyzed using our SOPHiA DDM Platform grew from approximately 80,000 profiles to approximately 1,500,000 profiles, recently growing by more than 25,000 new profiles on a monthly basis.
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
High Visibility and Predictability into Our Business
Once onboarded onto our SOPHiA DDM Platform, our customers tend to steadily increase their use of our SOPHiA DDM Platform, which offers a level of predictability that helps us project and manage our growth. In addition, customers rarely leave our SOPHiA DDM Platform given that we are generally integrated into their processes. These observed trends hold particularly well for our dry lab and bundle access model customers. We have a revenue churn rate, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access and bundle access models and have not generated revenue over the past 12 months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue, of 4% across our customer base over the year ending December 31, 2023. Furthermore, our customers generally increase their use and adopt new applications of our SOPHiA DDM Platform as our relationship with them grows.
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
Commercial
We sell our SOPHiA DDM Platform and related solutions, applications, products, and services to healthcare providers, centralized laboratories and biopharmaceutical companies through our own sales force as well as through distributors and industry collaborators. As of December 31, 2023, our direct sales team consisted of approximately 84 field-based commercial representatives, including sales and business development managers, key account managers and biopharma alliance managers who are engaged in sales efforts and promotional activities towards our customers. We also employ subject matter experts, clinical genomic experts and biopharma operations specialists who provide customer-facing technical and scientific support. As of December 31, 2023, we had a sales presence in 68 countries, including a direct sales presence in 64 countries and 39 countries in which we offer our SOPHiA DDM Platform and related solutions, applications, products, and services through distributors. The following figure shows our global commercial footprint as of December 31, 2023.

SOPHiA GENETICS’ Global Footprint – Countries and Sales Force

North America
Customers: ~100
Countries: 2
Salesforce: ~20
EMEA
Customers: >510
Countries: 41
Salesforce: ~50
APAC
Customers: >85
Countries: 12
Salesforce: >5
LATAM
Customers: ~75
Countries: 13
Salesforce: ~10
Direct
Mixed
Distributor

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
Consumables and Hardware Suppliers. In the bundle access model, we work with Integrated DNA Technologies (“IDT”), Twist Biosciences (“Twist”), Qiagen, Beckman Coulter, Thermo Fisher Scientific (“Thermo Fisher”) and others for consumables and with Hamilton, PerkinElmer and others for hardware equipment.

Platform Customers. In the integrated access model, we route a customer’s samples to selected SOPHiA DDM Platform collaborators who conduct the sequencing process for the customer and upload the resulting data into our SOPHiA DDM Platform. As of December 31, 2023, we collaborated with eleven laboratories across eight countries to provide this service.
We continually assess our dependence on our suppliers and manufacturers and evaluate alternative solutions. We have built our business such that we do not rely on any single supplier or manufacturer, such that we are able to switch suppliers and manufacturers as necessary. We believe that this mitigates risks to our business and provides us the opportunity to drive down costs.
Competition
We operate in a market characterized by rapidly advancing technologies and a strong emphasis on intellectual property. Our main competitors are institutions that collect multimodal data that have developed in-house analytics solutions, such as Tempus Labs, F. Hoffmann-La Roche and Caris Life Sciences, but we believe these competitors also represent our potential customers. In addition, other companies such as Siemens, Koninklijke Philips and Konika Minolta are also positioning themselves in the market with data analytics platform capabilities to build a multimodal world. We also face competition from companies that have developed software analytics platforms for genomics data, such as Agilent, Fabric Genomics, Illumina, Qiagen Digital Insights, Velsera Inc., Congenica Ltd and Thermo Fisher. We believe that our proprietary technology and the agility and the scalability of our platform distinguishes us from other players. We believe that our position as a “universal operating system” enables us to empower and sell to many different players in the ecosystem, including competitors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face competition from many sources and we may be unable to compete successfully.”
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
As of December 31, 2023, we solely owned 6 issued U.S. patents, 21 pending U.S. patent applications, 41 issued patents and approximately 40 pending patent applications in foreign jurisdictions, including Europe, Canada, Australia, Brazil, China, and India, wherein 4 are pending Patent Cooperation Treaty applications relating to laboratory methods and/or software to provide molecular diagnosis in germline diseases. These include filings for 22 families of utility patents and 2 families of design patents relating to graphical user interfaces. Such issued patents and any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between (2034 and 2044), excluding any additional term for patent term adjustments.

As of December 31, 2023, our most material patents and patent applications consisted of (i) one issued patent in Israel, one issued patent in Australia, three pending U.S. patent applications and five pending foreign patent applications in Brazil (allowed), Canada, China, Europe, and India relating to our algorithm for next generation sequencing data which is used in our SOPHiA DDM platform, (ii) one issued European Patent and one pending, but allowed, U.S. patent application relating to a method for processing certain genomic data which is used in our SOPHiA DDM platform, (iii) one issued European Patent and one allowed U.S. patent application for a method to improve the accuracy of the estimated length of homopolymer and heteropolymer regions, which is used in our SOPHiA DDM platform, (iv) one pending U.S. patent application, one pending European patent application, and five pending foreign patent applications in Australia, Brazil, Canada, Japan, and South Korea relating to a unique molecular identifier and related analytics workflow which is incorporated in our software applications and products and into our SOPHiA DDM platform, (v) one European pending patent application and one U.S. pending patent application for a method to detect microsatellite instability that is used in our SOPHiA DDM platform, (vi) one pending European patent application, three U.S. pending patent application, and seven pending foreign patent applications in Hong Kong, Australia, Brazil, Canada, China, Japan, and South Korea relating to a method to detect homologous recombination deficiency (“HRD”), which is used in our SOPHiA DDM platform and SOPHiA DDM HRD solution, and (vii) one pending European patent application and one pending U.S. patent application relating to a Limit of Detection aware variant calling method which is not currently used in our software applications and products. Any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between 2036 and 2042, excluding any additional term for patent term adjustments.
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
As of December 31, 2023, we owned 11 registered U.S. trademarks, 4 pending U.S. trademarks, approximately 131 registered foreign trademarks and 7 pending foreign trademark applications. Our trademark portfolio is designed to protect the brands of our current and future applications and products and includes U.S. trademark registrations for our company name, “SOPHIA GENETICS”, and application and product names, such as “SOPHIA DDM” and “ALAMUT”. We have granted licenses to certain of our trademarks to our domestic and international collaborators.
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

Legislative and administrative proposals proposing to amend the FDA’s oversight of LDTs have been introduced in recent years and we expect that new legislative and administrative proposals will continue to be introduced from time to time. For example on September 29, 2023, the FDA announced its proposal to amend its regulations to make explicit that all IVDs are devices under the Federal Food, Drug, and Cosmetic Act including when the manufacturer of the IVD is a laboratory. In conjunction with the proposed amendment, the FDA has proposed a policy under which it intends to phase out its general enforcement discretion approach for LDTs so that IVDs manufactured by a laboratory would generally fall under the same enforcement approach as other IVDs. It is also possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA which may result in new or increased regulatory requirements. It is also possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA which may result in new or increased regulatory requirements.
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
U.S. Medical Device Regulatory Framework
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
Clinical Trials
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
Device manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file and complaint files. In January 2024, the FDA published a final rule to amend the QSR to align the regulations more closely with the international consensus standard for devices by converging with the quality management system (QMS) requirements used by other regulatory authorities from other countries. Manufacturers have until February 2, 2026, to modify their quality systems to meet QMS Regulations (QMSR).

Manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. A failure to maintain compliance with the regulatory requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The discovery of previously unknown problems with products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
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
On October 14, 2021, the EU announced a proposal for an updated phased transitional period for in vitro diagnostic medical devices with a certificate issued by a notified body in accordance with the Directive. The proposal was approved by the EU Parliament and Council on December 15, 2021. The new transitional periods are May 2025 for class D devices, May 2026 for class C devices and May 2027 for class B and A sterile devices. However, the European Parliament is currently considering a proposal announced by the European Commission on January 23, 2024 to extend the transitional periods. The proposed transitional periods are December 31, 2027 for class D devices, December 31, 2028 for class C devices and December 31, 2029 for class B and A sterile devices. Moreover, the application of certain requirements for devices manufactured and used in the same health institution (so-called ‘in-house devices') is delayed by two years until May 2024. If, however, the health institutions prove the unavailability of an equivalent device on the market, the transitional periods will end in May 2028. Any products currently on the market with a CE-IVD label before May 2022 may remain on the market until the new deadline or until the product undergoes a significant change, at which point, it must comply with all the requirements of the IVDR.
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

A new UKCA mark will replace the CE mark in Great Britain (CE marks or UKNI marks will be required in Northern Ireland). However, all medical devices and IVD's must be registered with the Medicine and Healthcare products Regulatory Agency to be placed on the Great Britain market, CE marked devices can be placed on the Great Britain market until, at least, 30 June 2030, depending on the device type and classification.
EU-Swiss Institutional Framework Agreement
In May 2022, Switzerland adopted the new Ordinance on In vitro Diagnostic Medical Devices (“IvDO”), which replaced the former agreement. Under the new regulation, in order to market products in Switzerland, companies that manufacture diagnostic and medical devices are required to register the products with the Swiss Agency for Therapeutic Products (“Swissmedic”) and label the products accordingly. Additionally, products manufactured in the Swiss facilities of companies are subject to additional registration and representation requirements in order to be marketed within the European Economic Area (“EEA”), including but not limited to the appointment of an Authorized Representative.

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
Federal and State Health Care Laws
Federal Physician Self-Referral Prohibition

We are subject to the federal physician self-referral prohibition, commonly known as the Stark Law. Under this law, physicians who have an ownership interest or a compensation relationship with a clinical laboratory may not, unless an exception applies, refer Medicare or Medicaid patients for testing to the laboratory, regardless of the intent of the parties. Similarly, laboratories may not bill Medicare or Medicaid for services furnished pursuant to a prohibited self-referral. Several Stark Law exceptions are relevant to many common financial relationships involving clinical laboratories and referring physicians, including: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) space and equipment rental arrangements that satisfy certain requirements and (4)

personal services arrangements that satisfy certain requirements. Penalties for violating the Stark Law include significant denial of payment, the return of funds received for all prohibited referrals, fines, civil monetary penalties, and exclusion from the federal health care programs. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the federal False Claims Act (the “FCA”), which can result in additional civil and criminal penalties. Many states have their own self-referral laws as well, which in some cases apply to all patient referrals, not just government reimbursement programs.
Federal Anti-Kickback Law

The federal Anti-Kickback Statute (AKS) prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (i.e., anything of value), directly or indirectly, overtly or covertly, in cash or in kind, in order to induce or in return either for the referral of an individual, or for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any healthcare item or service that is reimbursable under any federal health care program, including Medicare or Medicaid. Liability under the AKS may be established without proving actual knowledge of the statute or specific intent to violate it. Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals or induce the purchase or prescribing of particular applications, products, or services. Generally, courts have taken a broad interpretation of the scope of the AKS, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases. Although there is a number of statutory exceptions and regulatory safe harbors protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. In addition, the government may assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim under the federal civil False Claims Act (FCA), which is discussed in greater detail below. Although the AKS applies only to items and services reimbursable under any federal health care program, a number of states has passed statutes substantially similar to the AKS that apply to all payors. Violations of the AKS are punishable by imprisonment, criminal fines, damages, civil monetary penalties, and exclusion from participation in federal healthcare programs.
False Claims Act
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

Other Health Care Laws

In addition to the requirements discussed above, several other health care fraud and abuse laws could have an effect on our business
The Social Security Act includes civil monetary penalty provisions that impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. In addition, a person who offers or provides to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable under the civil monetary penalties statute. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries, for example, in connection with patient assistance programs, can also be held liable under the AKS and FCA. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The Office of Inspector General of the HHS emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient.

The Health Insurance Portability and Accountability Act of 1996 and its implementing regulations (collectively, HIPAA) imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. Like the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
The Eliminating Kickbacks in Recovery Act (EKRA) is an all-payor anti-kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of recovery homes, substance use clinical treatment facilities, or laboratories. Although the enactment of EKRA focused on patient brokering and similar arrangements to induce the patronage of substance use recovery and treatment, EKRA’s statutory prohibition is broadly written. The full scope and application of EKRA is uncertain.

The Physician Payments Sunshine Act, enacted as part of the ACA, also imposed annual requirements on manufacturers of certain devices, drugs and biologics to report annually to CMS information related to payments and other transfers of value made to physicians, other health care professionals, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.
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
Coverage and Reimbursement

Sales of our SOPHiA DDM Platform and related solutions, applications, products and services, if approved for IVD use in the United States, may depend substantially on the extent to which health maintenance organizations, managed care organizations, pharmacy benefit managers, federal and state government health administration authorities, private health coverage insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for such solutions, applications, products, and services.
In the United States, many significant decisions about coverage and reimbursement for new diagnostics and medicines are made by CMS, which decides whether and to what extent a new diagnostic or medicine will be covered and reimbursed under Medicare, although it frequently delegates this authority to local Medicare Administrative Contractors (MACs), and by states under their Medicaid programs. Medicare is a federally funded program managed by CMS through MACs and carriers that administer coverage and reimbursement for certain healthcare items and services furnished to the elderly, disabled individuals, and individuals with certain medical conditions. Medicaid is an insurance program for certain categories of patients, including pregnant women, whose income and assets fall below state defined levels, that is both federally and state funded and managed by each state. In the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government provides reimbursement through the Medicare or Medicaid programs for such products and services. It is difficult to predict what CMS, state Medicaid programs, and other third-party payors will decide with respect to coverage and reimbursement for novel platforms, applications, products, and services such as ours.
Outside the United States, the reimbursement process and timelines vary significantly. Certain countries, including a number of member states of the EU, set prices and make reimbursement decisions for diagnostics and pharmaceutical products, or medicinal products, as they are commonly referred to in the EU, with limited participation from the marketing authorization holders or medical device manufacturers, or may take decisions that are unfavorable to the marketing authorization holders or medical device manufacturers where they have participated in the process.
Health Reform

In the United States and some foreign jurisdictions, there has been significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls and restrictions on reimbursement. Because private payers often follow Medicare and Medicaid coverage policy and payment limitations in setting their own reimbursement rates, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payers. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative and regulatory measures.

Such legislative changes in the United States include the Affordable Care Act (ACA), which intended to broaden access to health insurance, reduced or constrained the growth of healthcare spending, enhanced remedies against healthcare fraud and abuse, added new transparency requirements for healthcare and health insurance industries, and imposed additional health policy reforms. We expect that additional federal, state, and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal, state, and foreign governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.
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
In addition, processing of personal data may be governed by the New Federal Act on Data Protection (FADP). The FADP entered into force in September 2023 and provides for data protection principles that are substantially similar to those applied under the GDPR. The purpose of the FADP is to protect the personality rights, including privacy rights, and the fundamental rights of data subjects. The FADP is broad in its material scope and applies to personal data processing activities carried out by federal authorities, private organizations and individual private persons (excluding processing activities for exclusively personal use). The territorial scope of the FADP goes beyond those processing operations carried out in Switzerland, also covering operations that have an effect in Switzerland, even if they originate in another country. Sensitive personal data, including health data, genetic data and biometric data, which unequivocally identify a natural person, are subject to stricter protective measures in various respects. For example, (i) if consent is required, it must be given expressly in the case of processing of sensitive personal data, (ii) controllers must keep record of their data processing activities, (iii) sensitive data must not be disclosed to third parties without justification, (iv) the controller of a data file is obliged to inform the data subject of the collection personal data and (v) disclosing personal data in breach of a confidentiality obligation may be criminally prosecuted. Processing activities by companies must not harm the privacy or personality of the data subject. If the FADP is violated, the FDPIC may request that the processing is fully or partially adjusted, suspended or terminated. Additionally, the new FADP authorize criminal fines for certain violations of up to CHF 250,000. Such fines are mainly imposed upon the individual responsible for the violation and most likely levied against C-level executives and those responsible for the organization’s data protection program. The FADP also authorizes fines of up to CHF 50,000 on the responsible data controller or processor. Fines under the FADP may be imposed in addition to fines under other data protection regimes. As part of our processing activities, we implemented a global compliance plan with applicable laws and regulations, which includes in particular:
•the appointment of a Data Protection Officer;
•the creation of the Data Protection Committee and the Information Security Committee, of which the Data Protection Officer and the Vice President of Information Security are the respective manager;
•the implementation of contractual documentation with our collaborators, aligned with the GDPR requirements;

•the preparation of procedures and guidelines, such as a global data protection policy, a data breach responses plan and standard operating procedures for data subject requests; and
•the realization of global data mapping and record by the Data Protection Officer, the Vice President of Information Security and the Compliance Manager.
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
Information Security
We have implemented protections consistent with the ISO/IEC 27001:2013 standard with respect to technical and physical security in an effort to ensure a level of security appropriate to the risk of our processing activities, in particular with respect to protecting the personal data and customer data we process against damage, loss and unauthorized access, use, modification, disclosure, destruction or other misuse. For this purpose, we have what we believe are adequate data breach response plans, disaster recovery plans and security arrangements in place. However, there can be no assurance that our efforts will be successful in protecting against adverse events or successfully mitigating their effects. ISO/IEC 27001:2022 was released on October 25, 2022, replacing ISO/IEC 27001:2013. The new standard allows for a three-year transition period, and we plan to implement the appropriate changes to our security to remain consistent with the updated standard within that timeframe. These changes include: reorganization of controls into four categories / themes from 14 control domains, reduction of total control count by 21, merging of 24 controls from the previous 2013 standard, addition of 11 new controls and introduction of five types of “attributes of control” to improve categorization. For more information regarding risks relating to information security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Cybersecurity or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, loss of revenue, significant liabilities, harm to our brand and decreased use of our SOPHiA DDM Platform and related solutions, applications, products, or services.”
Data Use Rights
As part of our activities, we process thousands of genetic profiles for our customers around the world. As a result, and in accordance with applicable data protection laws and regulations, we may produce aggregate anonymized statistical data from the results of all analyses performed using our proprietary algorithms (“Insights”), which are our sole and exclusive property.
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
As part of the performance of our services related to our commercial and research and development activities and in accordance with our contractual documentations accepted by our customers and collaborators, we may use our customers’ and collaborators’ data in particular: (i) for the performance of our contractual obligations; (ii) to pseudonymize and anonymize data (and consequently reuse anonymized data); (iii) for statistical, scientific or research purposes; (iv) for providing biomarker identification; (v) for researching, developing, maintaining, or promoting our technology, products or services and (vi) as permitted by applicable laws and regulations.

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
Environmental, Health and Safety Regulations
We are subject to various federal, state, local and foreign environmental, health and safety laws and regulations and permitting and licensing requirements. Such laws include those governing laboratory practices, the generation, storage, use, manufacture, handling, transportation, treatment, remediation, release and disposal of, and exposure to, hazardous materials and wastes, and worker health and safety. Our operations involve the generation, use, storage and disposal of hazardous materials, and the risk of injury, contamination or non-compliance with environmental, health and safety laws and regulations or permitting or licensing requirements cannot be eliminated. Compliance with environmental laws and regulations has not had a material effect on our capital expenditures, financial position, or competitive position.
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
The FCPA prohibits individuals and companies, and their employees, agents, and intermediaries from offering, providing, giving or authorizing the provision of, directly or indirectly through a third party, including any potential distributors we may rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. We can also be held liable for the corrupt or illegal activities of our agents and intermediaries, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, the

FCPA requires public companies to maintain accurate books or records and to maintain a system of internal accounting controls.
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
D. Property, Plants and Equipment
We do not own any real property. We believe that our facilities meet our present needs and we are continuously reviewing our space requirements. The table below sets forth the sizes and uses of our facilities as of December 31, 2023:

Location	Primary Function	Approximate Size
A-ONE Park Building B2 Z.A La Pièce 12, 1180 Rolle Switzerland	Office, Laboratory & Warehouse	65,860 sq ft
Technopole Izarbel 158 Allée Fauste d'Elhuyar 64210 Bidart France	Office	13,509 sq ft
Bâtiment GIENAH 11 avenue de Canteranne 33600 Pessac France	Office	3,450 sq ft
185 Dartmouth Street Boston, Massachusetts 02116 USA	Office	14,070 sq ft
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
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects

A. Operating Results
For a comparison of our results of operations and KPIs for the years ended December 31, 2022 and 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F filed with the SEC on March 7, 2023.
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
In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. We have a broad range of applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, our multimodal solution that integrates the capabilities of our genomics and radiomics solutions with additional modalities to further enable clinical decision-making. Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2023, we served more than 770 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products and services, and our SOPHiA DDM Platform has supported the analysis of more than 1.5 million genomic profiles and has been utilized in clinical trials and research projects discussed in more than 617 peer-reviewed publications. As of December 31, 2023, we had 450 recurring SOPHiA DDM Platform customers (defined as the number of customers who generated revenue during the specified time period, which, in this case, is the twelve months ended December 31, 2023). We commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services as RUO and CE-IVD applications and products. In the United States, our applications and products are labeled and sold for research use only. Because such products are not intended for use in clinical practice in diagnostics and the applications and products cannot include clinical or diagnostic claims, the FDA regulations require that RUO applications and products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the EU, we have self-certified our applications and products without the intervention of a notified body in order to affix the CE marking.
Our clinical customers primarily include academic and non-academic hospitals and reference and specialty laboratories. Our biopharma customers primarily include pharmaceutical companies, biotechnology companies, and CROs. Our customers are able to access our SOPHiA DDM Platforms through three primary access models: dry lab access, bundle access and integrated access. As of December 31, 2023, we operated a global direct sales team of more than 84 field-based commercial representatives across 64 countries in all four of our major regions of operations (North America, Latin America, EMEA and Asia-Pacific (“APAC”)) and further supplemented our direct sales team with distributors in 39 additional countries. For the years ended December 31, 2023 and 2022, we generated $62.4 million and $47.6 million in revenue, respectively, representing 31% year-over-year growth.
We have funded our operations primarily through equity financings that have generated $498.3 million in gross proceeds as of December 31, 2023 and, to a lesser extent, through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses, solutions, applications, products, and services. As of December 31, 2023, we had cash and cash equivalents of $123.3 million and no term deposits. Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2023 and 2022, our net losses were $79.0 million and $87.4 million, respectively. As of

December 31, 2023, we had an accumulated deficit of $377.8 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to (i) research and development, in particular to further expand the features, applications and data modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas, (ii) expanding our selling and marketing efforts for our SOPHiA DDM Platform and related solutions, applications, products, and services, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies, (iii) establishing and maintaining relationships with our collaborators and customers across the healthcare system, and (iv) obtaining regulatory clearance or approval to offer our applications and products as IVD applications and products for diagnostic use. Our ability to achieve profitability depends on the successful commercialization and further development of our SOPHiA DDM Platform and related solutions, applications, products, and services.
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
Seasonality
We typically experience lower usage of our SOPHiA DDM Platform in the first and third quarters compared to the second and fourth quarters, which tend to be seasonally stronger. We typically see relatively lower usage in the first quarter as customers across our global network return from their holidays and new customers are still being onboarded onto our platform. Meanwhile, we believe the relatively lower usage in the third quarter is due to the seasonal slowdown at our customers’ European facilities attributable to vacations and European holiday schedules. As we expand in the North American market, we expect that we will be subject to lower seasonal variations in our usage per customer. We typically experience the highest usage of our SOPHiA DDM Platform in the fourth quarter as we bring new customers and new applications and products with existing customers into routine usage over the course of the year.
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
SOPHiA CarePath
In 2022, we unveiled SOPHiA CarePath, a new multimodal module on our SOPHiA DDM Platform powered by our artificial intelligence and machine learning algorithms. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA

CarePath has already been deployed as part of our Deep-Lung IV multimodal clinical study on non-small cell lung cancer and is now live at 30 sites across the world. We believe that the module will be adopted by our existing customers and help drive additional adoption of our SOPHiA DDM Platform by clinical institutions and biopharmaceutical companies.
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
Platform Analysis Volume
Quarterly Platform Analysis Volume from Q1 2017 to Q4 2023*

17k
19k
19k
26k
27k
29k
29k
34k
36k
41k
44k
45k
46k
31k
41k
45k
0k
54k
6k
63k
11k
62k
10k
66k
8k
66k
5k
66k
6k
62k
5k
71k
3k
77k
2k
77k
1k
78k
1k
85k
1k
Q1
Q2
Q3
Q4
2017
2018
2019
2020
2021
2022
2023
Total Analyses
Core Genomics Analyses
COVID-19 Analyses

	Year ended December 31,
	2023	2022
SOPHiA DDM Platform analysis volume*	317,062	264,291
*The figures in the bar chart and table above have been adjusted to exclude analyses conducted during the period but for which chargebacks were issued or other adjustments were made to customers after the period. We do not believe that such adjustments are material to the periods presented.
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

Analysis volume increased to 317,062 in the year ended December 31, 2023 from 264,291 in the year ended December 31, 2022. We observed an increase in chargeable analysis volume of 20% for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase is primarily attributable to increased usage from our existing customers as well as new customers onboarded onto our platform, with outsized growth across our newer Oncology applications in Homologous Recombination Deficiency (“HRD”), Comprehensive Genomic Profiling (“CGP”), and Liquid Biopsy, albeit from a smaller base relative to some of our more established applications. The increase in analyses was partially offset by the continued reduction of COVID-19 related analyses. We increase prices annually or as necessary throughout the year. While platform analysis volume is a primary driver of our overall revenue, there are other important factors that also contribute to our revenue performance, including access model mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue. These factors also contributed to year-over-year growth in our overall revenue in 2023.

Total Core Genomics Customers

The following table shows the change in the number of existing Core Genomics Customers, as of December 31, 2023 and 2022, new Core Genomics Customers that went into routine usage during the year ended December 31, 2023 and 2022, and the total number of Core Genomics Customers as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Existing Core Genomics Customers	425	415
New Core Genomics Customers	25	19
Total Core Genomics Customers	450	434
We track the number of our Core Genomics Customers, defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We further define our Core Genomics Customers as “Existing” or “New” Core Genomics Customers based on the year in which they first accessed our SOPHiA DDM Platform and generated revenue for us.
The numbers exclude customers without any usage of our SOPHiA DDM Platform over the past twelve months and customers who have executed agreements with us that have not generated any revenue to us, including customers that are in the process of being onboarded onto our SOPHiA DDM Platform.

Total Core Genomics Customers increased to 450 as of December 31, 2023 from 434 as of December 31, 2022. The increase is primarily attributable to our continued customer acquisition momentum over the course of the intervening period net of churn.
Net Dollar Retention (NDR)

	As of December 31,
	2023	2022
Net dollar retention (NDR)	130%	102%
We track net dollar retention for our dry lab and bundle access customers as a measure of our ability to grow the revenue generated from our core genomics customers through our “land and expand” strategy net of customer churn. To calculate net dollar retention, we first specify a measurement period consisting of the trailing two-year period from our fiscal year end. Next, we define a measurement cohort consisting of platform customers who use our dry lab access and bundle access models from whom we have generated revenues during the first month of the measurement period, which we believe is generally representative of our overall dry lab access and bundle access customer base. We then calculate our net dollar retention as the ratio between the revenue generated from this cohort in the second year of the measurement period and the revenue generated in the first year. Any customer in the cohort that did not use our platform in the second year are included in the calculation as having contributed zero revenue in the second year.
Net dollar retention increased to 130% as of December 31, 2023 from 102% as of December 31, 2022. The year-over-year increase in revenue growth momentum is attributable to the continued volume growth across our existing customer base, with regards to usage of existing applications as well as new applications, a slight benefit from favorable foreign exchange movements for revenue generated in key transactional currencies other than the U.S. dollar, particularly the euro and the Swiss franc, and a stable annualized churn rate of 4% in line with expectations, partially offset by a decrease in COVID-19-related revenues as our customers reduced their COVID-19-related operations and business.

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
For clinical customers, our primary pricing strategy for our SOPHiA DDM platform is a pay-per-use model, in which customers access our platform free of charge but pay for each use of our platform. Pricing varies based on our customer mix, as customers require differing levels of customization. For Alamut, our primary pricing strategy is a licensing model, in which customers access our platform for a contracted price. For biopharma customers, we are continuing to refine our pricing strategy since we launched our initial applications for the biopharma market in 2019. We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. For revenue generated from our SOPHiA DDM platform customers, we recognize revenue from analyses as the analyses are conducted and revenue from bundled instruments and consumables at the point of delivery. For revenue generated from Alamut licenses, we recognize revenue over the course of the license period. Payments from our customers are typically due up to 180 days from the invoice date. We have a diverse range of customers and no single end customer accounted for more than 5% of our revenue for the years ended December 31, 2023 or 2022.
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
We have demonstrated continued revenue growth during 2023 and 2022 as a result of the continued development of our platform and technology and further penetration of the market. Revenue performance is reflective of the strong foundation that has been built, focused around clinical and biopharma customers. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing and the fees charged for the maintenance of this equipment.
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
In the short term, we expect that our general and administrative costs may vary in absolute dollars and as a percentage of revenue in line with our business needs. However, in the long term, we expect our general and administrative costs to gradually and modestly decrease as a percentage of revenue.
Other Operating Income (Expense), Net
Other operating income (expense), net consists of benefits from the COVID-19 loans and grants with a below-market interest rate (see “Liquidity and Capital Resources—Sources of Capital Resources”), gains and losses related to the disposal of tangible assets, write-offs of intangible assets and other operating income and expenses. We cannot predict the amount of other operating income (expense), net for future periods.
Interest Income (Expense), net
Interest income (expense), net consists of interest income earned on cash and cash equivalents, term deposits and short-term investments, and lease receivables and interest expense incurred on the lease liabilities.
We currently do not use any financial instruments to manage our interest risk exposure.
Foreign Exchange and Other Losses
Foreign exchange and other losses consist of foreign exchange realized and unrealized gains and losses arising principally from intercompany receivable balances in the parent company denominated in U.S. Dollar, whose functional currency is the Swiss franc.
Taxation
We are subject to corporate taxation in Switzerland and other jurisdictions in which we operate, in particular, the United States, France, the UK, Italy, Brazil and Australia, where our wholly owned subsidiaries are incorporated.
Pursuant to a written agreement with the Swiss government, we were exempted from corporate taxes (including capital tax) in Switzerland until December 31, 2022. Effective as of January 1, 2023, we are subject to ordinary cantonal and Swiss federal corporate taxes, including capital tax.
We are entitled under Swiss laws to carryforward any losses incurred for a period of seven years, which could be used to offset future taxable income. As of December 31, 2023, we had total tax loss carryforwards totaling $349.0 million with $344.9 million of which no deferred tax asset has been recorded as they are expected to expire prior to being utilized to offset future incomes. We currently have tax loss carryforwards in Switzerland, the U.S., the U.K. and Brazil, and, of our loss carryforwards, $342.0 million are in Switzerland and can be carried forward through future periods that will expire at various dates between January 1, 2024 and December 31, 2030. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full during the allotted time periods.
Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Revenue	$62,371	$47,560	$14,811	31%
Cost of revenue	(19,458)	(16,306)	(3,152)	19%
Gross profit	42,913	31,254	11,659	37%
Research and development costs	(36,969)	(35,371)	(1,598)	5%
Selling and marketing costs	(28,423)	(28,267)	(156)	1%
General and administrative costs	(53,301)	(55,816)	2,515	(5)%
Other operating income, net	954	377	577	153%
Operating loss	(74,826)	(87,823)	12,997	(15)%
Interest income (expense), net	3,959	685	3,274	478%
Foreign exchange and other losses	(7,628)	(447)	(7,181)	1606%
Loss before income taxes	(78,495)	(87,585)	9,090	(10)%
Income tax (expense) benefit	(486)	136	(622)	(457)%
Loss for the period	$(78,981)	$(87,449)	$8,468	(10)%

Revenue

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
SOPHiA DDM Platform	$60,904	$45,679	$15,225	33%
Workflow equipment and services	1,467	1,881	(414)	(22)%
Total revenue	$62,371	$47,560	$14,811	31%
Revenue was $62.4 million for the year ended December 31, 2023, compared to $47.6 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue and partially by a $0.5 million benefit in foreign exchange impact over the course of the year related to the appreciation in the exchange rates between key transactional currencies, particularly the euro and the Swiss franc, and our reporting currency, the U.S. dollar. SOPHiA DDM Platform revenue was $60.9 million for the year ended December 31, 2023 compared to $45.7 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in analysis volume, particularly across our Solid Tumors application portfolio driven by HRD, and an increase in biopharma revenue of $3.8 million. Workflow equipment and services revenue was $1.5 million for the year ended December 31, 2023, compared to $1.9 million for the year ended December 31, 2022. This decrease was primarily attributable to a decrease in workflow automation-related equipment revenue.
Cost of Revenue

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Cost of revenue	$(19,458)	$(16,306)	$(3,152)	19%
Gross profit	$42,913	$31,254	$11,659	37%
Gross margin	69%	66%
Cost of revenue was $19.5 million for the year ended December 31, 2023, compared to $16.3 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in materials and services-related costs of $1.5 million, an increase in computational and storage-related costs of $0.4 million, and an increase in amortization of capitalized software development expenses of $1.1 million. The increase in gross profit margin to 69% for the year ended December 31, 2023 as compared to 66% for the year ended December 31, 2022 was due to benefits from economies of scale achieved with regards to our computational and storage-related costs and our materials-related costs.
Operating Expenses

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Research and development costs	(36,969)	(35,371)	$(1,598)	5%
Selling and marketing costs	(28,423)	(28,267)	(156)	1%
General and administrative costs	(53,301)	(55,816)	2,515	(5)%
Other operating income, net	954	377	577	153%
Total operating expenses	$(117,739)	$(119,077)	$1,338	(1)%
Research and Development Costs
Research and development costs were $37.0 million for the year ended December 31, 2023, compared to $35.4 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in employee-related expenses, including bonuses and share-based compensation, of $2.7 million for R&D initiatives related to the development of new applications and products, as we retain and hire key positions, and an increase of $1.0 million in professional fees related to the development of new applications and products, partially offset by an increase in the capitalization of research and development costs of $2.0 million.
Selling and Marketing Costs
Selling and marketing costs were $28.4 million for the year ended December 31, 2023, compared to $28.3 for the year ended December 31, 2022. The slight decrease was primarily attributed to a decrease in marketing and conference-related expenses of $0.6 million as we launched more focused campaigns, partially offset by a slight increase of $0.1 million in travel expenses, as our commercial team continues to ramp up travel to customer sites, and an increase in shipping costs of $0.3 million in line with our continued revenue growth.
General and Administrative Costs
General and administrative costs were $53.3 million for the year ended December 31, 2023, compared to $55.8 million for the year ended December 31, 2022. This decrease was primarily attributable to a reduction of $1.9 million of public company-related expenses and $1.9 million of professional fees as we reduced our reliance on external resources, partially offset by an increase of $1.2 million in employee-related expenses, including bonuses and share-based compensation, as we retain and hire key positions.
Other Operating Income , net
Other operating income, net was $1.0 million for the year ended December 31, 2023, compared to $0.4 million for the year ended December 31, 2022.

Interest Income, net

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Interest income (expense), net	$3,959	$685	$3,274	478%
Interest income (expense), net was $4.0 million for the year ended December 31, 2023, compared to $0.7 million for the year ended December 31, 2022. The increase was primarily driven by an increase in the interest earned on cash held in short term deposits and money market funds of $3.2 million due to higher interest rates.
Foreign exchange and other losses

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Foreign exchange and other losses	$(7,628)	$(447)	$(7,181)	1606%
Foreign exchange and other losses were $7.6 million for the year ended December 31, 2023, compared to foreign exchange and other losses of $0.4 million for the year ended December 31, 2022. This increase in foreign exchange and other losses is primarily driven by an increase unrealized net foreign exchange losses of $8.1 million, primarily related to the outstanding intercompany receivable balances held by the Swiss parent entity that have not been settled with other subsidiaries, partially offset by an increase of $0.9 million in realized net foreign exchange gains. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.

Income Tax (Expense) Benefit

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2023	2022	$	%
Income tax (expense) benefit	$(486)	$136	$(622)	(457)%
Income tax expense was $0.5 million for the year ended December 31, 2023, compared to a tax benefit of $0.1 million for the year ended December 31, 2022. This tax expense is primarily attributed to current and deferred tax expenses recorded in France, the U.S., and Italy, and, to a lesser extent, to the provision for uncertain tax positions.
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
B. Liquidity and Capital Resources
For a discussion of our liquidity and capital sources and cash flows for the year ended December 31, 2022 and comparison to the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F filed with the SEC on March 7, 2023.
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $123.3 million as of December 31, 2023 which were held for a variety of growth initiatives and investments in our SOPHiA DDM Platform and related solutions, applications, products and services as well as working capital purposes. Our cash and cash equivalents are comprised of bank and short-term deposits with maturities up to three months. Separately, we did not hold any term deposits with maturities between three and twelve months as of December 31, 2023.
On June 21, 2022 we entered into a credit agreement (the “Credit Facility”) with Credit Suisse SA for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between us and Credit Suisse at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of December 31, 2023, we had no borrowings outstanding under the Credit Facility.
In August 2023, we established an at-the-market offering program pursuant to which we may sell, from time to time, ordinary shares having an aggregate offering price of $50 million. For the year ended December 31, 2023, we did not sell any ordinary shares under this program.
We have funded our operations primarily through equity financing and, to a lesser extent, through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses and services. Invoices for our products and services are a substantial source of revenue for our business, which are included on our consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.
Uses of Capital Resources
Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2023 and 2022, our net losses were $79.0 million and $87.4 million, respectively. As of

December 31, 2023, we had an accumulated deficit of $377.8 million. Our primary use of capital sources has been to fund our operations and grow our business.
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

Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

	Year ended December 31,
(in USD thousands)	2023	2022
Net cash from (used in):
Operating activities	$(48,575)	$(70,093)
Investing activities	8,320	41,973
Financing activities	(2,817)	(1,568)
Net (decrease) increase in cash and cash equivalents	$(43,072)	$(29,688)
Effect of exchange rate differences on cash and cash equivalents	$5,018	$(1,969)
Operating Activities
For the year ended December 31, 2023, net cash used in operating activities was $48.6 million, primarily attributable to our net loss of $79.0 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA DDM Platform, partially offset by an increase in working capital and interest received.
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
Investing Activities
For the year ended December 31, 2023, net cash provided by investing activities was $8.3 million, primarily attributable to the proceeds associated with the maturity of investments in term deposits partially offset by our capital expenditures to support research and development and revenue-generation activities.
For the year ended December 31, 2022, net cash provided by investing activities was $42.0 million, primarily attributable to the proceeds associated with the maturity of investments in term deposits partially offset by our capital expenditures to support research and development and revenue-generation activities and investments in new term deposits.
Financing Activities
For the year ended December 31, 2023, net cash used in financing activities was $2.8 million, primarily attributable to cash payments related to our leases, partially offset by proceeds from the exercise of stock options.
For the year ended December 31, 2022, net cash used in financing activities was $1.6 million, primarily attributable to cash payments related to our leases, partially offset by proceeds from the exercise of stock options.
C. Research and Development, Patents and Licenses
See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”
D. Trend Information
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E. Critical Accounting Estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires the use of accounting estimates. It also requires management to exercise judgment in applying our accounting policies. Disclosed below are the areas which require a high degree of judgment, significant assumptions and/or estimates.
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
SOPHiA DDM Platform
The majority of SOPHiA DDM Platform revenue is derived from each use of our SOPHiA DDM Platform by customers to generate analyses on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on our SOPHiA DDM Platform. Contract assets are recognized on the balance sheet as accrued contract revenue for any analyses performed by customers that have not been invoiced at the reporting period date. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.
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
The Company does enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution. Contracts may contain multiple performance obligations or performance obligations that are recognized over time, at a point in time upon achievement of milestones, or through a combination of both methods depending on the Company’s ability to satisfy the requirements to recognize revenue over time and reasonably estimate the amount of revenue to recognize. See “Arrangements with multiple performance obligations” below for further discussion on treatment of biopharma contracts.
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
Revenue from services is generally recognized when the services are performed. Revenue from materials is recognized when control of the goods is transferred to the customer, generally at the time of delivery. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”) and the fees charged for the maintenance of this equipment.
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
The Company assesses biopharma contracts upon execution of each contract given their project based nature. The Company establishes each performance obligation within the contract and determines the appropriate value to be ascribed to be each performance obligation. When relevant to the biopharma contract, the Company utilizes previously established SSPs for its dry lab and bundle solutions or other services. When the performance obligation(s) is only specific to the biopharma contract, the Company utilizes all available information to reasonably estimate the correct value allocated to each performance obligation
Capitalized Internal Software Development Costs
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
Share-Based Compensation
For the years ended December 31, 2023 and 2022, we granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
Measuring the Cost of Share Options
The fair value of the options outstanding under all plans are measured at each reporting date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.
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

The key inputs used in the valuation model for the stock options are outlined below.

	EIP 2021
	Year Ended December 31,
	2023			2022
Weighted average strike price (in USD)	$4.44			$6.03
Share price at grant date (in USD)	$2.53	-	$4.72	$2.06	-	$8.36
Expected life of share options (years)	5.50	-	7.00	5.50	-	7.00
Expected volatility (%)	69.50%	-	74.96%	62.65%	-	69.43%
Risk free interest rate (%)	3.45%	-	4.67%	2.42%	-	4.00%
Dividend yield (%)	—%			—%
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
Goodwill Impairment Testing
We operate as one segment or as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. We assess the recoverable value of goodwill by comparing our equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in our consolidated financial statements. The value as of October 1, 2023 was based on our market capitalization which is a factor of our outstanding shares multiplied by the price of the Company’s stock on October 1, 2023.
The value as of October 1, 2022 was based on our discounted cash flow projections, which in turn were based on historical results and ratios updated to reflect our expectations of future growth and profitability and discounted using a weighted average cost of capital derived from an analysis of comparable selected public companies.
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
Judgment is required in identifying whether individual projects meet all of the criteria required to permit capitalization, in particular, whether the software will generate probable future economic benefits.
Defined Benefit Pension Liabilities
The liability or asset recognized on the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
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
Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and on the balance sheet.
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
Accounts receivable-trade balances are non-interest bearing and payment terms are generally under agreements with payment terms of up to 180 days. Our customers primarily consist of government-owned or government-funded hospitals, laboratories with low credit risk, and biopharmaceutical companies. We had minimal instances of actual credit losses and believe that this will continue to be the case.
Income Taxes
Uncertain Tax Positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and is therefore subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, the UK and the U.S. With the exception of a tax assessment rendered by the French tax authority during an audit of its 2018 and 2019 tax returns, the Company is not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There are no other tax examinations in progress.
The Company records tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which the Company operates.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table presents information about our executive officers and directors. Ages are as of February 15, 2024.

Name	Position(s)	Age
Executive Officers and Directors
Jurgi Camblong	Chief Executive Officer and Director	45
Ross Muken	Chief Financial Officer and Chief Operating Officer	44
Daan van Well	Chief Legal and Compliance Officer	49
Manuela da Silva Valente	Chief People Officer	54
Zhenyu Xu	Chief Scientific Officer	41
Philippe Menu	Chief Medical Officer and Chief Product Officer	42

Non-Executive Directors
Troy Cox	Chairman of the Board of Directors	59
Tomer Berkovitz	Director	44
Kathy Hibbs	Director	60
Didier Hirsch	Director	72
Vincent Ossipow	Director	55
Lila Tretikov	Director	46
Jean-Michel Cosséry	Director	64
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
Ross Muken, B.Sc., has served as our Chief Financial Officer since February 2021 and our Chief Operating Officer since March 2023. From 2019 to 2020, Mr. Muken served as the Chief Financial Officer of Click Therapeutics, Inc. From 2012 to 2019, Mr. Muken served as the Senior Managing Director and Partner of Equity Research at Evercore/ISI Group. Prior to that, Mr. Muken served in various roles at Deutsche Bank, including as Managing Director of Equity Research, and at Thomas Weisel Partners. Mr. Muken holds a B.Sc. in business administration from Boston University.
Daan van Well, LL.M., M.B.A., has served as our Chief Legal Officer since June 2019 and Chief Compliance Officer since March 2023. Mr. Van Well has more than 20 years of legal, governance and compliance experience. From 2018 to 2019, Mr. Van Well served as the founder and managing partner of consulting firm SpringWorks Sàrl. From 2010 to 2017, Mr. Van Well served in various legal positions with PwC Switzerland, including as the Head of Legal from 2011 to 2017. Prior to that, Mr. Van Well served as corporate secretary and senior legal counsel of Koninklijke Ahold N.V. (currently Koninklijke Ahold Delhaize N.V.) (Royal Ahold Delhaize) and practiced law at Loyens & Loeff N.V. in Rotterdam, The Netherlands. Mr. Van Well holds an LL.M. in Dutch civil law from Utrecht University and an Executive M.B.A. in management and corporate finance from HEC Lausanne.

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
Philippe Menu, M.D., Ph.D., M.B.A., has served as our Chief Medical Officer since February 2020 and our Chief Product Officer since March 2023. From 2011 to 2020, Dr. Menu was a management consultant with McKinsey & Company, focusing on the biopharmaceutical sector and in particular innovative therapies and diagnostics in oncology and rare diseases. Prior to that, Dr. Menu was a post-doctoral fellow at the University of Lausanne. Dr. Menu holds an M.D./Ph.D. in life sciences from the University of Lausanne and an M.B.A. from the Open University Business School.
Non-Executive Directors
Troy Cox, M.B.A., has served as the Chairman of our board of directors since June 2019. From 2017 to 2019, Mr. Cox served as the chief executive officer of Foundation Medicine Inc. From 2010 to 2017, Mr. Cox served as the senior vice president of U.S. commercial of Genentech, Inc. Prior to that, Mr. Cox held various executive and senior positions at UCB S.A., Sanofi-Aventis U.S. LLC and Schering-Plough Corporation. In addition to our board of directors, Mr. Cox serves on the board of directors of Zymeworks Inc., LetsGetChecked, Standard BioTools (formerly SomaLogic, Inc.), BioSplice Therapeutics, Inc. and previously served on the board of directors of Foundation Medicine Inc. Mr. Cox holds an M.B.A. from the University of Missouri.
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
Didier Hirsch, M.Sc., M.S., has served as a member of our board of directors since June 2020. From 2010 to 2018, Mr. Hirsch served as the senior vice president and chief financial officer of Agilent Technologies, Inc. Prior to that, Mr. Hirsch held various leadership roles in finance at Agilent Technologies, Inc. and Hewlett-Packard Company. In addition to our board of directors, Mr. Hirsch serves on the board of directors of Knowles Corporation and Azenta. Mr. Hirsch previously served on the board of directors of Logitech International S.A. and International Rectifier Corporation. Mr. Hirsch holds an M.Sc. in computer science from Toulouse University and an M.S. in industrial administration from Purdue University.
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

Lila Tretikov has served as a member of our board of directors since June 2023. Since August 2020, Ms. Tretikov has served as the Deputy Chief Technology Officer of Microsoft and, from 2018 to August 2020, served as the Corporate Vice President, AI, Perception and Mixed Reality of Microsoft. Prior to that, Ms. Tretikov was the chief executive officer of Terrawatt and the chief executive officer of Wikipedia. In addition to our board of directors, Ms. Tretikov currently as a member of the board of directors of Volvo Cars, Xylem and Onfido LTD. Ms. Tretikov holds a [B.S.] in computer science, art and artificial intelligence from the University of California, Berkeley and has completed executive graduate programs at Stanford University and the University of Oxford.
Jean-Michel Cosséry, Ph.D., Pharm.D., M.B.A., has served as a member of our board of directors since June 2022. From 2012 to 2018, Dr. Cosséry served in various senior leadership positions at Eli Lilly and Company, including as Vice President, North America Oncology, as well as Vice President and Managing Director of Lilly UK and Northern Europe. Prior to that, he served as Vice President and Chief Marketing Officer of GE Healthcare as well as in senior positions at Novartis International AG and Serono (now Merck (Schweiz) AG). Dr. Cosséry serves on the board of directors of Malin Corporation plc and Eracal Therapeutics Ltd., and serves as the non-executive chairman of Scancell Holdings PLC. Previously he served on the board of directors of ABPI (UK) LIMITED, Immunocore Holdings Limited, Kymab Ltd, Exact Therapeutics AS, and Diurnal PLC, and as chairman of the board of directors of the American Pharmaceutical Group in the UK. Dr. Cosséry holds an M.B.A. from the Rotterdam School of Management, a Ph.D. with honors in nuclear chemistry and neurobiology from Paris Sud University, and a Pharm.D. with honors in pharmacology from Paris Sud University.
Relationships
There are no family relationships among any of our directors or executive officers.
B. Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2023, the aggregate compensation paid or accrued to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was $4.5 million, the total fair value of stock options and non-vested share awards granted to the members of our board of directors and our executive officers was $13.9 million, and the amount set aside or accrued by us to provide pension, retirement or similar benefits to the members of our board of directors and our executive officers was $0.2 million.
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
During the year ended December 31, 2023, we have granted to the members of our board of directors and to our executive officers, in the aggregate, the right to acquire 2,164,370 ordinary shares under the 2021 Equity Incentive Plan. Options granted to executive officers during 2023 vest either 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years, 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a quarterly basis over the remaining three years, on the second anniversary of the grant date. Options grants to non-executive board members vest annually over four years on each anniversary of the grant date. The weighted-average exercise price for the options granted during 2023 was $3.00. During the year ended December 31, 2023, we granted to the members of our board of directors and to our executive officers, in the aggregate, 1,621,573 RSUs under the 2021 Equity Incentive Plan. The restricted share units granted to an executive officer vest ratably over a four-year period, subject to the executive officer’s continued employment with us, and any unvested RSUs will be forfeited should the executive officer terminate his or her employment with us. The restricted share units granted to a non-executive member of the board of directors shall vest between the Company’s 2023 Annual General Meeting and the Company’s 2024 Annual General Meeting, subject to continued service on our board of directors.
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
Additional Information
We are required under Swiss law to provide additional disclosure regarding the compensation of our executive officers and directors. We incorporate by reference the information contained in Exhibit 99.4 of the Report on Form 6-K filed with the SEC on March 5, 2024 (other than the Report of the Statutory Auditor and Section 4 Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee).
C. Board Practices
Board Composition and Election of Directors
Our board of directors is composed of eight members. Each director is elected for a one-year term. The current members of our board of directors will serve until our annual general meeting of shareholders in 2024.
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
Director Independence
Our board of directors has affirmatively determined that each of Troy Cox, Tomer Berkovitz, Kathy Hibbs, Didier Hirsch, Vincent Ossipow, Lila Tretikov, and Jean-Michel Cosséry is an independent director within the meaning of applicable Nasdaq standards.

Diversity
Our board of directors values diversity among its members. Our nomination and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. The matrix below sets forth a summary of the diversity of our board of directors as of February 1, 2024:
Country of Principal Executive Offices: Switzerland
Foreign Private Issuer: Yes
Disclosure Prohibited under Home Country Law: No
Total Number of Directors: 8

	Female	Male	Non-Binary	Did Not Disclose
Part I: Gender Identity	2	6	—	—

Part II: Demographic Background
Underrepresented individual in home country jurisdiction	3
LGBTQ+	2
Did not disclose	3
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

Board Meetings
In 2023, our board of directors held 8 meetings.
Committees of the Board of Directors
Our board of directors has three committees: an audit committee, a compensation committee and a nomination and corporate governance committee.

Audit Committee
The audit committee, which consists of Didier Hirsch (chair), Tomer Berkovitz, and Lila Tretikov, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the compensation, retention and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee consists exclusively of members of our board of directors who are financially literate, and each of Didier Hirsch and Tomer Berkovitz is considered an “audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that each of Didier Hirsch, Lila Tretikov and Tomer Berkovitz satisfy the “independence” requirements under Nasdaq listing standards and Rule 10A-3 under the Exchange Act.
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
•review and discuss with management and the independent auditor the annual audited consolidated and stand-alone financial statements and make its recommendation to the board of directors for their presentation to the general meeting of shareholders for approval;
•review and discuss with management and the independent auditor the unaudited quarterly financial statements
•review with management and the independent auditor (i) any analyses or other written communications prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, (ii) our critical accounting policies and practices, (iii) the effect of regulatory and accounting initiatives, as well as off-balance-sheet transactions and structures, on our financial statements and (iv) any major issues regarding accounting principles and financial statement presentations;
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
Compensation Committee
The compensation committee, which consists of Kathy Hibbs (chair), Jean-Michel Cosséry, and Vincent Ossipow, supports our board of directors in establishing and reviewing the compensation and benefits strategy and guidelines as well as in preparing the proposals to the annual general meeting of shareholders regarding the compensation of the members of the board of directors and the executive officers. The compensation committee may submit proposals to the board of directors on other compensation-related matters. Swiss law requires that we have a compensation committee, so in accordance with Nasdaq listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from Nasdaq listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the compensation committee will be elected by our annual general meeting of shareholders. The board of directors appoints the chair of the compensation committee and fills any vacancies until the following annual general meeting of shareholders.
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

Nomination and Corporate Governance Committee
The nomination and corporate governance committee, which consists of Troy Cox (chair), Kathy Hibbs and Didier Hirsch, is responsible for director and board committee nominations, succession planning, performance evaluation and reviewing and amending, if required, our corporate governance framework and guidelines. The members of the nomination and corporate governance committee and its chair are appointed by our board of directors.
The nomination and corporate governance committee has the responsibility to, among other things:
•determine selection criteria for the succession of the members of the board of directors and board committees, our chief executive officer and our chief financial officer, and establish such succession planning (including for the event of the incapacitation, retirement or removal of such individuals) by making recommendations to the board of directors;
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
•Retaining and Developing Talent. As part of our effort to continuously motivate and engage our employees and provide professional development for our employees, we provide corporate talent reviews and follow-up individual development plans for our employees and have created career ladders with grading systems for all departments with detailed job descriptions on what is required at each level. We also perform employee engagement surveys that inform our dedicated task forces as they continuously strive to increase employee satisfaction and morale.
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
As of December 31, 2023, we had 449 employees across 24 countries, of whom 351 were located in EMEA, 77 were located in North America, 13 were located in Latin America and 8 were located in Asia Pacific. Of which, we had 19 temporary employees located in EMEA and 3 were located in North America. Over the course of the year ended December 31, 2023, we employed, on average, 459 employees. Approximately 45% of our employees are engaged in research and development.
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
None.
Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
The following table presents information relating to the beneficial ownership of our ordinary shares as of February 15, 2024 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•each of our executive officers and directors and persons nominated to serve in such positions; and
•all executive officers and directors and persons nominated to serve in such positions as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 15, 2024 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.
The percentage of outstanding ordinary shares beneficially owned is computed on the basis of 65,301,358 ordinary shares outstanding as of February 15, 2024. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is SOPHiA GENETICS SA, La Pièce 12, CH-1180 Rolle, Switzerland.

	Number of Ordinary Shares	Percentage of Ordinary Shares
Principal Shareholders	Beneficially Owned	Beneficially Owned

5% or Greater Shareholders
Alychlo NV(1)	6,993,800	10.71%
Generation IM Sustainable Solutions Fund III, L.P.(2)	6,789,560	10.40%
Balderton Capital VI, S.L.P.(3)	3,361,880	5.15%

Executive Officers and Directors

Jurgi Camblong(4)	2,460,081	3.77%
Zhenyu Xu(4)	414,249	*
Vincent Ossipow	395,502	*
Troy Cox	185,942	*
Daan van Well	91,827	*
Didier Hirsch	74,522	*
Jean-Michel Cosséry	63,411	*
Ross Muken	61,537	*
Philippe Menu	41,749	*
Manuela da Silva Valente	39,900	*
Kathy Hibbs	37,414	*
Tomer Berkovitz	—	*
Lila Tretikov	—	*

All executive officers and directors as a group (13 persons)	3,866,134	5.92%
*Less than 1% of our total outstanding ordinary shares.
(1)This information is based solely on a Schedule 13G filed by Alychlo NV and Marc Coucke with the SEC on February 14, 2022. Marc Coucke is the principal shareholder, chairman and managing director of Alychlo NV. The principal business address of each of the foregoing persons or entities is Lembergsesteenweg 19, 9820 Merelbeke, Belgium.
(2)This information is based solely on a Schedule 13G filed by Generation Investment Management LLP, Generation IM Sustainable Solutions III, GP Ltd and Generation IM Sustainable Solutions Fund III, L.P. with the SEC on February 13, 2024. The principal business address of each of the foregoing entities is 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.
(3)This information is based solely on a Schedule 13G filed by Balderton Capital VI, S.L.P. with the SEC on February 14, 2023. Balderton Capital General Partner VI, S.a.r.l. is the managing general partner of Balderton Capital VI, S.L.P. and may be deemed to have voting, investment and dispositive power with respect to these securities. Adrian Rainey, Donatien-Xavier Martin and Marie Calinet are the managers of Balderton Capital General Partner VI, S.a.r.l. and may each be deemed to share voting, investment, and dispositive power with respect to these securities.
(4)The shares owned by the parties have been pledged pursuant to lending arrangements.
As of February 15, 2024, we had approximately 169 shareholders of record of our ordinary shares. We estimate that as of February 15, 2024, approximately 61.55% of our outstanding ordinary shares are held by 18 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities such as Cede & Co. as nominee for the Depository Trust Company.
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
B. Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2023 with any of our executive officers and directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation.”
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
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Financial Statements
See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS Accounting Standards.
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
Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors to the shareholders conforms to Swiss statutory law and our articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits from the previous business year (bénéfice de l’exercice) or brought forward from previous business years (report des

bénéfices) or if it has distributable reserves (réserves à libre disposition), each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as free reserves (réserves libres) or as reserves from capital contributions (apports en capital). Distributions out of share capital, which is the aggregate par value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”
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
NEB—Supply Agreement
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
Current and prospective shareholders are advised to consult their own tax advisors in light of their particular circumstances as to the Swiss or U.S. tax laws, regulations and regulatory practices that could be relevant for them, the acquiring, owning and selling or otherwise disposing of our ordinary shares and receiving dividends and similar cash or in-kind distributions on our ordinary shares (including dividends on liquidation proceeds and share dividends) or distributions on our ordinary shares based upon a capital reduction or reserves paid out of capital contributions and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland or the United States.
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
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares in their particular circumstances.
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
U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”), may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any Swiss taxes imposed on dividends on, or dispositions of, the ordinary shares. The discussions below regarding the creditability or deductibility of Swiss taxes, if any, do not apply to investors in this special situation. However, the Internal Revenue Service released a notice that provides relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance).
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
Cash is generally characterized as a passive asset for these purposes. Goodwill, is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We hold a substantial amount of cash, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill and the characterization of our goodwill as passive or non-passive. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Although we believe that we were a PFIC for our 2022 taxable year, based the nature of our operations and assets, as well as certain as to our income and the relative values of our assets during our 2023 taxable year, we believe that we were not a PFIC for our 2023 taxable year

(subject to the discussion in the next paragraph with respect to U.S. Holders who held our ordinary shares during our 2022 taxable year). There can be no assurance that the IRS will agree with our conclusion. In addition, we have not obtained any valuation of our assets (including goodwill). U.S. Holders should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time. Accordingly, our PFIC status for 2024 and any future taxable year is uncertain.
If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Accordingly, since we believe that we were a PFIC for our 2022 taxable year, we believe that we will remain a PFIC with respect to a U.S. Holder that held our ordinary shares during our 2022 taxable year. U.S. Holders should consult their tax advisors regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in this section. Additionally, in the event that the U.S. Holder made a QEF or mark to market election (as described below) for the year that we were a PFIC, special rules may apply that mitigate the rules described in this paragraph.
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
In addition, if we are a PFIC for any taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rates discussed below with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a QEF election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621, including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. U.S. Holders should consult their tax advisor regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us.
If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year.
The rules dealing with PFICs and with the mark-to-market and QEF elections are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their tax advisors concerning the application of the PFIC rules to our ordinary share under their particular circumstances. As discussed above, special rules may apply if a U.S. Holder made a QEF election with respect to our 2022 taxable year. U.S. Holders who made a QEF election for our 2022 taxable year should consult their tax advisors.
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
As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. For so long as our ordinary shares are listed on the Nasdaq or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable holding period requirements, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder.
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
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
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
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares.
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
Additionally, pursuant to Swiss law, any shareholder of record has the right to receive a free copy of this Annual Report and to inspect this Annual Report at any time at our registered office in Rolle, Canton of Vaud, Switzerland.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $123.3 million and $161.3 million as of December 31, 2023 and 2022, respectively, which are comprised of bank and short-term deposits with maturities up to three months. We also had no term deposits and term deposits of $17.3 million as of December 31, 2023 and 2022, respectively. Our cash and cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.
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
The sensitivity of our income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. For the years ended December 31, 2023 and 2022, we were exposed principally to movements in four cross-currency pairs. The sensitivity of our loss before tax to such changes was as follows:

	December 31,
	2023			2022			2021
Increase / (decrease) in USD/CHF exchange rate by 10%	3,034	/	(3,034)	6,614	/	(6,614)	19,499	/	(19,499)
Increase / (decrease) in EUR/CHF exchange rate by 10%	508	/	(508)	(94)	/	94	648	/	(648)
Increase / (decrease) in GBP/CHF exchange rate by 10%	(23)	/	23	(83)	/	83	(18)	/	18
Increase / (decrease) in USD/EUR exchange rate by 10%	(513)	/	513	503	/	(503)	726	/	(726)
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
We do not believe that credit risk had a material effect on our business, financial condition or results of operations. The largest outstanding balance represented 24% of trade and other receivables in 2023, which is attributable to one of our biopharma customers. This is due to a large upfront payment related to significant portions of related contracts completed in December 2023.The customer has a strong payment history and is in good standing with us. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.
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
Item 12. Description of Securities Other than Equity Securities
Not applicable.

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
B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
As of December 31, 2023, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission

(“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2023 is effective.
C. Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the company’s independent registered public accounting firm because we are an emerging growth company under the JOBS Act.
D. Changes in Internal Control Over Financial Reporting
There were no changes to internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that each of Didier Hirsch and Tomer Berkovitz are considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that each of Didier Hirsch, Tomer Berkovitz, and Lila Tretikov satisfy the “independence” requirements under Nasdaq listing standards and Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
We have adopted the Code of Ethics, which is applicable to all of our employees, executive officers and directors. The Code of Ethics is available on our website www.sophiagenetics.com. Our board of directors is responsible for overseeing the Code of Ethics and will be required to approve any waivers of the Code of Ethics for our executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website. For the year ended December 31, 2023, we did not grant any waivers of the Code of Ethics.
Item 16C. Principal Accountant Fees and Services
Fees

	For the year ended December 31,
	2023	2022
Audit fees	$905,525	$997,379
Audit-related fees	5,916	4,752
Tax fees	—	5,426
All other fees	9,875	—
Total fees	$921,316	$1,007,557

For the year ended December 31, 2023 and 2022, PricewaterhouseCoopers SA was the Company’s auditor for the IFRS Accounting Standards and statutory accounts.
Audit fees include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services that can be provided only by the external auditor such as reviews of quarterly financial results and review of our securities offering documents.
Audit-related fees consist of fees billed for assurance and related services reasonably related to the performance of the audit or review of our financial statements or for services traditionally performed by an external auditor.
Tax services represent tax compliance, assistance with historical tax matters, and other tax-related services.
Other services include for statutory non-financial requirements and other reporting guidance databases.

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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies
Not applicable.
Item 16K. Cybersecurity
At SOPHiA GENETICS, cybersecurity risk management is an integral part of our enterprise risk management program. Our cybersecurity risk management program is derived from the ISO27001 family of standards and underpins our Information Security Management System (“ISMS”) framework. This determines how we design our polices, guidelines, controls, and best practices to manage the organization’s information security risks while permitting us to leverage NIST, STRIDE, and SANS frameworks to inform our handling of cybersecurity threats and incidents. Additionally, we are certified in accordance to and maintain our cybersecurity framework consistent with ISO 27001 standards.
The scope of applicability includes our globally accessible cloud-native solution offering along with all physical associated geographical locations: Switzerland, the US, and France. This is designed to achieve comprehensive global risk coverage across operations, application development, wet-lab analysis, and R&D. Many of these capabilities are delivered in-house, however third-party services are engaged in a modest capacity to support specific activities, such as security operations center capabilities and annual penetration testing. Where engaged, the organization has vendor management procedures in place that require cross-functional participation from the areas of Quality, Procurement, Regulatory, Legal, and Cybersecurity. These procedures are also interlinked directly with cybersecurity’s ISMS.
Our framework includes tools and processes to identify and assess the severity of cybersecurity threats and incidents including, but not limited to, data loss, theft, and system penetration. Additionally our framework allows us to identify if the threat or incident is associated with a third-party provider, dynamically implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents
The cybersecurity team is further responsible for assessing our cybersecurity risk management program and communicating these risks to senior leadership and the Board. Although the assessment is solely performed within the cybersecurity team, external engagements influence such determination e.g.:
–Annual penetration testing and Tabletop exercises
–Quarterly phishing exercises
–Monthly SOC read-out calls
–External threat feeds
–Cyber insurance evaluation
–External Audit activities (ISO27001, ISO15485)
–Board and Executive team feedback

The cybersecurity team is also responsible for providing all employee training, awareness, and education. It performs this by carrying out:
–Quarterly phishing exercises
–Digital awareness campaigns through intranet posts, email updates, digital presentations
–Reach-out engagements to cross-functional teams aligned to their delivery schedules.

Our board of directors has overall oversight responsibility for our risk management and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Legal and Compliance Officer (“CLCO”) who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our dedicated personnel hold a multitude of certifications, including but not limited too Certified information systems security professional (“CISSP”), Certified Information Systems Auditor (“CISA”), Certified Information Security Manager (“CISM”), Certified ethical hacker (“CEH”), ITIL Foundations certification, and Masters of Science in Information Assurance, and experienced information systems security professionals and information security managers with many years of experience. Management, including the CLCO and our cybersecurity team, update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, such as, key performance metrics, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.
In 2023, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – Cybersecurity or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, service outages, loss of revenue, significant liabilities, harm to our brand and decreased/denied use of our SOPHiA DDM Platform and related solutions, applications, products, or services.” in this annual report on Form 20-F.

PART III
Item 17. Financial Statements
See “Item 18—Financial Statements.”
Item 18. Financial Statements
The financial statements are filed as part of this Annual Report, beginning on page F-1.
Item 19. Exhibits
The following documents are filed as part of Annual Report on Form 20-F:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date

1.1	Articles of Association of SOPHiA GENETICS SA	6-K	001-40627	99.1	June 27, 2023

2.1	Description of Securities

4.1#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated March 19, 2018	F-1	333-257646	10.1	July 2, 2021

4.2#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated May 29, 2019	F-1	333-257646	10.2	July 2, 2021

4.3#	Software Sublicense Agreement between SOPHiA GENETICS SA and SATT Aquitaine, Aquitaine Science Transfert, SAS, dated November 30, 2017	F-1	333-257646	10.3	July 2, 2021

4.4#	Agreement for the Co-Marketing of Products and Services between SOPHiA GENETICS SA and Agilent Technologies, Inc., dated December 18, 2020	F-1	333-257646	10.4	July 2, 2021

4.5#	Amended and Restated Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated October 9, 2018	F-1	333-257646	10.5	July 2, 2021

4.6#	Amendment No. 1 to Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated May 4, 2019	F-1	333-257646	10.6	July 2, 2021

4.7#	OEM Supply Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated as of January 19, 2018	F-1	333-257646	10.7	July 2, 2021

4.8#	Amendment No. 1 to the SOPHiA GENETICS SA Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated June 7, 2019	F-1	333-257646	10.8	July 2, 2021

4.9#	Supply Agreement between SOPHiA GENETICS SA and Twist Biosciences Corporation, dated November 12, 2019	F-1	333-257646	10.9	July 2, 2021

4.10#†	Master Alliance Agreement between SOPHiA GENETICS SA and GE Precision Healthcare LLC, dated September 11, 2021	20-F	001-40627	4.10	March 15, 2022

4.11#†	Supply Agreement between SOPHiA GENETICS SA and New England Biolabs, Inc., dated January 4, 2019	20-F	001-40627	4.11	March 15, 2022

4.12§	Form of Indemnity Agreement with directors and officers	F-1	333-257646	10.10	July 2, 2021

4.13§	SOPHiA GENETICS SA 2021 Equity Incentive Plan	F-1	333-257646	10.13	July 2, 2021

8.1	List of subsidiaries

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers SA

97.1	SOPHiA GENETICS Clawback policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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

SOPHiA GENETICS SA
By:	/s/ Jurgi Camblong
Name:	Jurgi Camblong
Title:	Chief Executive Officer
Date:	March 5, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SOPHiA GENETICS SA

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOPHiA GENETICS SA and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
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

/s/ PricewaterhouseCoopers SA
Lausanne, Switzerland

March 5, 2024
We have served as the Company’s auditor since 2020.

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)

		Year ended December 31,
	Notes	2023	2022	2021
Revenue	4	$62,371	$47,560	$40,450
Cost of revenue	5	(19,458)	(16,306)	(15,229)
Gross profit		42,913	31,254	25,221
Research and development costs	6	(36,969)	(35,371)	(26,578)
Selling and marketing costs	6	(28,423)	(28,267)	(28,735)
General and administrative costs	6	(53,301)	(55,816)	(41,505)
Other operating income, net	7	954	377	108
Operating loss		(74,826)	(87,823)	(71,489)
Interest income (expense), net	8	3,959	685	(638)
Foreign exchange and other losses	8	(7,628)	(447)	(1,380)
Loss before income taxes		(78,495)	(87,585)	(73,507)
Income tax (expense) benefit	9	(486)	136	(168)
Loss for the year		(78,981)	(87,449)	(73,675)
Attributable to the owners of the parent		$(78,981)	$(87,449)	$(73,675)

Basic and diluted loss per share	10	$(1.22)	$(1.36)	$(1.33)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2023	2022	2021
Loss for the year		$(78,981)	$(87,449)	$(73,675)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences		15,037	(4,336)	(4,736)
Total items that may be reclassified to statement of loss		$15,037	$(4,336)	$(4,736)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	22	(212)	2,154	461
Total items that will not be reclassified to statement of loss		$(212)	$2,154	$461
Other comprehensive (loss) income for the year		$14,825	$(2,182)	$(4,275)
Total comprehensive loss for the year		$(64,156)	$(89,631)	$(77,950)
Attributable to owners of the parent		$(64,156)	$(89,631)	$(77,950)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Balance Sheets
(Amounts in USD thousands)

		As of December 31,
	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	11	$123,251	$161,305
Term deposits	12	—	17,307
Accounts receivable	13	13,557	6,649
Inventory	14	6,482	5,156
Prepaids and other current assets	15	4,757	5,838
Total current assets		148,047	196,255
Non-current assets
Property and equipment	16	7,469	7,129
Intangible assets	17	27,185	19,963
Right-of-use assets	18	15,635	14,268
Deferred tax assets	9	1,720	1,940
Other non-current assets	19	6,100	4,283
Total non-current assets		58,109	47,583
Total assets		$206,156	$243,838
Liabilities and equity
Current liabilities
Accounts payable	20	$5,391	$6,181
Accrued expenses	21	17,808	14,505
Deferred contract revenue	4	9,494	3,434
Current portion of lease liabilities	18	2,928	2,690
Total current liabilities		35,621	26,810
Non-current liabilities
Lease liabilities, net of current portion	18	15,673	14,053
Defined benefit pension liabilities	22	3,086	2,675
Other non-current liabilities		334	170
Total non-current liabilities		19,093	16,898
Total liabilities		54,714	43,708
Equity
Share capital		4,048	3,464
Share premium		471,846	471,623
Treasury shares		(646)	(117)
Other reserves		53,978	23,963
Accumulated deficit		(377,784)	(298,803)
Total equity		151,442	200,130
Total liabilities and equity		$206,156	$243,838
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Changes in Equity
(Amounts in USD thousands, except share data)

	Notes	Shares	Share capital	Treasury Shares	Treasury Share capital	Share premium	Other reserves	Accumulated deficit	Total
January 1, 2021		47,955,700	$2,460	—	$—	$227,429	$8,300	$(137,679)	$100,510
Loss for the period		—	—	—	—	—	—	(73,675)	(73,675)
Other comprehensive loss		—	—	—	—	—	(4,275)	—	(4,275)
Total comprehensive loss		—	—	—	—	—	(4,275)	(73,675)	(77,950)
Share-based compensation	23	—	—	—	—	—	8,514	—	8,514
Transactions with owners
Share options exercised		1,271,300	69	—	—	4,458	—	—	4,527
Sale of ordinary shares in initial public offering, net of transaction costs		13,000,000	710	—	—	210,953	—	—	211,663
Sale of ordinary shares in private placement, net of transaction costs		1,111,111	61	—	—	19,587	—	—	19,648
Sale of ordinary shares in greenshoe offering, net of transaction costs		519,493	28	—	—	8,460	—	—	8,488
December 31, 2021		63,857,604	$3,328	—	$—	$470,887	$12,539	$(211,354)	$275,400
Loss for the period		—	—	—	—	—	—	(87,449)	(87,449)
Other comprehensive loss		—	—	—	—	—	(2,182)	—	(2,182)
Total comprehensive loss		—	—	—	—	—	(2,182)	(87,449)	(89,631)
Share-based compensation	23	—	—	—	—	—	13,613	—	13,613
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	23	—	—	373,616	19	736	(7)	—	748
Issuance of shares to be held as treasury shares		2,540,560	136	(2,540,560)	(136)	—	—	—	—
December 31, 2022		66,398,164	$3,464	(2,166,944)	$(117)	$471,623	$23,963	$(298,803)	$200,130
Loss for the period								(78,981)	(78,981)
Other comprehensive loss		—	—	—	—	—	14,825	—	14,825
Total comprehensive loss		—	—	—	—	—	14,825	(78,981)	(64,156)
Share-based compensation	23						15,242	—	15,242
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	23	—	—	999,339	55	223	(52)	—	226
Issuance of shares to be held as treasury shares		10,500,000	584	(10,500,000)	(584)	—	—	—	—
December 31, 2023		76,898,164	$4,048	(11,667,605)	$(646)	471,846	53,978	(377,784)	151,442
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Cash Flows
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2023	2022	2021
Operating activities
Loss before income tax		$(78,495)	$(87,585)	$(73,507)
Adjustments for non-monetary items
Depreciation	16,18	5,508	3,791	2,517
Amortization	17	2,828	1,780	1,092
Finance expense (income), net		2,934	(685)	638
Gain on TriplePoint success fee		—	—	(430)
Expected credit loss allowance	13	214	(467)	(988)
Share-based compensation	23	15,242	13,613	8,514
Intangible assets write-off	17	—	73	30
Movements in provisions, pensions, and government grants	14,22	308	953	(23)
Research tax credit	6	(1,129)	(1,292)	(1,597)
Loss on disposal of property and equipment	16	28	—	22
Gain on disposal of lease liability		(733)	—	—
Working capital changes
(Increase) decrease in accounts receivable		(6,500)	1,332	1,806
(Increase) decrease in prepaids and other assets		1,375	(977)	(2,330)
(Increase) decrease in inventory		(874)	(200)	(2,336)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		6,871	(1,428)	8,980
Cash used in operating activities
Income tax received (paid)		(801)	—	(55)
Interest paid		(6)	(266)	(286)
Interest received		4,655	1,265	14
Net cash flows used in operating activities		(48,575)	(70,093)	(57,939)
Investing activities
Purchase of property and equipment	16	(1,494)	(4,097)	(2,683)
Acquisition of intangible assets	17	(263)	(464)	(130)
Capitalized development costs	17	(7,469)	(5,820)	(3,858)
Proceeds upon maturity of term deposits and short-term investments	12	17,546	78,533	21,878
Purchase of term deposits and short-term investments	12	—	(26,179)	(72,141)
Net cash flow provided from (used in) investing activities		8,320	41,973	(56,934)
Financing activities
Proceeds from exercise of share options	23	226	748	4,527
Proceeds from initial public offering, net of transaction costs		—	—	211,663
Proceeds from greenshoe, net of transaction costs		—	—	8,488
Proceeds from private placement, net of transaction costs		—	—	19,648
Payment of TriplePoint success fee		—	—	(2,468)
Repayments of borrowings	24	—	—	(3,167)
Payments of principal portion of lease liabilities	18	(3,043)	(2,316)	(918)
Net cash flow (used in) provided from financing activities		(2,817)	(1,568)	237,773
Increase (decrease) in cash and cash equivalents		(43,072)	(29,688)	122,900
Effect of exchange differences on cash balances		5,018	(1,969)	(4,563)
Cash and cash equivalents at beginning of the year		161,305	192,962	74,625
Cash and cash equivalents at end of the year		$123,251	$161,305	$192,962
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Notes to the Consolidated Financial Statements
1. Company information and operations
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in healthcare and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos.

On June 26, 2023, during the Company’s Annual General Meeting, the move of the statutory seat from Saint-Sulpice, Canton Vaud, Switzerland to Rolle, Canton Vaud, Switzerland was approved.
As of December 31, 2023, the Company had the following wholly-owned subsidiaries:

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
The Company’s Board of Directors approved the issue of the consolidated financial statements on March 5, 2024.
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
Issued share capital
As of December 31, 2023, the Company had issued 76,898,164 shares of which 65,230,559 are outstanding and 11,667,605 are held by the Company as treasury shares. As of December 31, 2022, the Company had issued outstanding shares of 64,231,220. All shares were considered paid as of December 31, 2023.
Treasury shares
During the first quarter of 2022, the Company issued 2,540,560 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. During the second quarter of 2023, the Company issued 10,500,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. The Company held 11,667,605 and 2,166,944 treasury shares as of December 31, 2023 and 2022, respectively.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
2. Material accounting policies
Basis of preparation
Compliance with International Financial Reporting Standards
The consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
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
Use of estimates
The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The Company’s significant estimates and judgments included in the preparation of the consolidated financial statements are related to revenue recognition, capitalized internal software development costs, share-based compensation, expected credit loss, goodwill, defined benefit pension liabilities, uncertain tax positions, and derivatives.
Disclosed in the corresponding sections within the footnotes are the areas which require a high degree of judgment, significant assumptions, and/or estimates.
Going concern basis
The consolidated financial statements have been prepared on a going concern basis (See Note 29 – “Capital management”).
Historical cost convention
The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.
Accounting policies
The material accounting policies adopted in the preparation of the consolidated financial statements have been consistently applied, unless otherwise stated.
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
The likelihood of occurrence of provisions and contingent liabilities requires use of judgment. Judgment is also required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognized, and further judgment is used to determine the level of the provision. Where it is possible but not probable, further judgment is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgment is used to determine the contingent liability disclosed.
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
New standards, amendments to standards and interpretations
New standards, amendments to standards, and interpretations issued recently effective
There are no new IFRS Accounting Standards, amendments or interpretations that are mandatory as of January 1, 2023 that are relevant to the Company.
New standards, amendments to standards, and interpretations issued not yet effective
In January 2020, IASB issued amendments to paragraphs 69 to 76 of International Accounting Standard (“IAS”) 1, Presentation of Financial Statements (“IAS 1”), to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2024. The Company determined the amendment has no impact.
There are no other IFRS Accounting Standards or IFRS IC interpretations that are not yet effective and that could have a material impact to the consolidated financial statements.

3. Segment reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

For the years ended December 31, 2023 and 2022, respectively, the Company had a physical presence in three countries outside of its headquarters in Switzerland: France, the United States, and Brazil. An analysis of the location of non-current assets other than financial instruments and deferred tax assets by country is as follows (in USD thousands):

	As of December 31,
	2023	2022
Switzerland	$46,370	$39,052
France	3,000	498
United States	913	1,803
Brazil	6	6
Total non-current assets other than financial instruments and deferred tax assets	$50,289	$41,359
4. Revenue
Material accounting estimates and judgments
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
SOPHiA DDM Platform
The majority of the SOPHiA DDM Platform revenue is derived from each use of the SOPHiA DDM Platform by customers to generate analyses on their patient data. Analysis revenue is recognized as analysis results are made available to the customer on the SOPHiA DDM Platform. The Company recognizes accrued contract revenue in accounts receivable for any analyses performed by customers that have not been invoiced at the reporting date and where the right to consideration is unconditional. Any payments received in advance of customers generating analyses are recorded as deferred contract revenue until the analyses are performed.

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
The Company does enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution. Contracts may contain multiple performance obligations or performance obligations that are recognized overtime, at a point-in-time, or a combination depending on the Company’s ability to satisfy the requirements to recognize revenue over time and reasonably estimate the amount of revenue to recognize. See “Arrangements with multiple performance obligations” below for further discussion on treatment of biopharma contracts.
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
The Company assess biopharma contracts upon execution of each contract given their unique nature. The Company establishes each performance obligation within the contract and determines the appropriate value to be ascribed to be each performance obligation. When relevant the Company utilizes previous established SSPs of its dry lab and bundle solutions or other service. When the performance obligation is specific to only the contract the Company utilizes all available information to reasonable estimate the correct value allocated to the performance obligation.
Contract Balances
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
Deferred contract revenue brought forward as of January 1, 2023 and 2022 amounts to $3.4 million and $4.0 million, respectively. During the twelve months ended December 31, 2023 and 2022, the Company satisfied the performance obligations associated with that deferred contract revenue to the extent that revenue was recognized of $3.4 million and $4.0 million, respectively.
The majority of the platform revenue is derived from contracts with an original expected length of one year or less. However, there are certain biopharma and Alamut contracts in which performance obligations extend over multiple years. The Company has elected to apply the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.

Disaggregated Revenue
When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assess its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). Additionally, the Company assess revenues generated in its domiciled country and any country with significant revenue. The following tables disaggregate the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Year ended December 31,
	2023	2022	2021

Switzerland	$1,432	$1,340	$1,408
France	10,076	7,252	7,433
Italy	8,554	6,761	6,143
Spain	6,512	4,665	3,757
Rest of EMEA	17,384	14,860	12,842
EMEA	$43,958	$34,878	$31,583

United States	$9,465	$5,581	$3,918
Rest of NORAM	1,261	1,151	812
NORAM	$10,726	$6,732	$4,730

LATAM	$3,990	$3,003	$2,295

APAC	$3,697	$2,947	$1,842
Total revenue	$62,371	$47,560	$40,450
Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Year ended December 31,
	2023	2022	2021
SOPHiA DDM Platform	$60,904	$45,679	$39,465
Workflow equipment and services	1,467	1,881	985
Total revenue	$62,371	$47,560	$40,450
Workflow equipment and services includes revenues from payments from leased equipment recognized under IFRS 16, Leases, of less than $0.1 million, $0.1 million, and $0.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.
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
Government grants for research and development and innovation received as tax credits
The Company receives government grants in France for research and development and innovation by way of tax credits. Total government grants for research and development and innovation recognized in the statement of loss amounts to $1.1 million, $1.3 million, $1.6 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Selling and marketing costs
Selling and marketing costs consist of personnel and related expenses for the employees of the sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of the platform among customers, costs of third-party market research, costs related to transportation and distribution of our products, and allocated overhead costs. The Company also records increases to, reversals of, and write-offs of the allowance for expected credit losses to selling and marketing costs.
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

Operating expense by nature
The table presents operating expenses by nature (in USD thousands):

	For the year ended December 31,
	2023	2022	2021
Changes in inventories of finished goods and work in progress	$145	$47	$568
Raw materials and consumables used	(17,504)	(13,341)	(9,650)
Employee benefit expenses	(60,323)	(59,333)	(53,802)
Social charges	(11,956)	(11,480)	(8,373)
Research tax credit	1,129	1,292	1,597
Share-based compensation	(15,242)	(13,613)	(8,514)
Depreciation	(5,508)	(3,791)	(2,517)
Amortization	(2,828)	(1,780)	(1,092)
Professional fees	(14,245)	(13,837)	(11,318)
Laboratory and office expenses	(6,279)	(6,635)	(5,333)
Travel	(3,087)	(3,217)	(1,576)
Marketing	(1,767)	(2,213)	(1,493)
Licenses	(4,235)	(3,949)	(2,021)
Less: capitalized software development costs ("Note 17 - Intangible assets”)	7,469	5,820	3,858
Other expense	(3,920)	(9,730)	(12,381)
Total	$(138,151)	$(135,760)	$(112,047)
Depreciation and amortization have been charged in the following expense categories (in USD thousands):

	For the year ended December 31,
	2023		2022		2021
	Depreciation	Amortization	Depreciation	Amortization	Depreciation	Amortization
Cost of revenue	$—	$(2,099)	$—	$(1,133)	$—	$(483)
Research and development costs	(2,494)	—	(1,748)	—	(1,028)	—
Selling and marketing costs	(1,468)	—	(906)	—	(744)	—
General and administrative costs	(1,546)	(729)	(1,137)	(647)	(745)	(609)
Total	$(5,508)	$(2,828)	$(3,791)	$(1,780)	$(2,517)	$(1,092)
The table presents employee costs by function, which consists of “Employee benefit expenses”, “Social charges” and “Share-based compensation” from the operating expense table (in USD thousands):

	For the year ended December 31,
	2023	2022	2021
Research and development costs	31,280	29,169	23,899
Selling and marketing costs	20,174	20,216	21,659
General and administrative costs	36,067	35,041	25,131
Total	$87,521	$84,426	$70,689

7. Other operating income, net
Accounting policies
The Company records income and expenses that are not regularly occurring or normal business income and expense to other operating income (expense). Other operating income (expense) consists of government grants, gains on disposal of tangible assets, intangible write-offs, and other operating income (expense).
8. Interest income (expense), net and foreign exchange and other losses

	December 31,
	2023	2022	2021
Interest income	$4,547	$1,324	$20
Total interest income	$4,547	$1,324	$20
Interest on loans	—	—	(120)
Interest on lease liabilities	(545)	(422)	(225)
Other interest	(43)	(217)	(313)
Total interest expense	$(588)	$(639)	$(658)
Total Interest income (expense), net	$3,959	$685	$(638)

	December 31,
	2023	2022	2021
Derivative fair value (losses)	—	—	(1,444)
Foreign exchange gains (losses), net	(7,628)	(447)	64
Total foreign exchange and other losses	$(7,628)	$(447)	$(1,380)

Accounting policies
Interest income consists of interest income earned on cash and cash equivalents, short-term investments, and lease receivables.
Interest expense on lease liabilities and loans, which includes, interest on commercial borrowings.
The foreign exchange gains and losses arise principally on intercompany receivable balances in the parent company, whose functional currency is the Swiss Franc.
9. Income tax
Material accounting estimates and judgments
Uncertain tax positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and therefore could be subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, the UK, the US, and Australia. In 2022 a tax assessment examination was rendered by the French tax authority during an audit of the Company’s 2018 and 2019 tax returns. In 2023, a tax assessment was rendered by the French tax authority during the review of the 2022 tax return as discussed below. The Company is not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There were no other tax examinations in progress as of December 31, 2023.
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
As of December 31, 2023, and 2022, the Company recorded a provision of less than $0.1 million and a release of $0.3 million for unrecognized tax liabilities including interest and penalties. The Company records interest and penalties related to income tax amounts as a component of income tax expense.
France tax audit
The French tax authority issued a tax assessment in December 2022 that reduced the balance of the Company’s tax losses carryforward in France by $1.8 million ($0.5 million tax effected amount) stemming from a review of the Company’s transfer pricing policy. The tax assessment is subject to appeal. However, the Company has elected to take a conservative approach and adjusted the balance of its deferred tax assets to reflect the reduction in the balance of tax losses carryforward. The tax assessment in France has resulted in no other material tax liability or payment. In 2023, the French tax authority performed a review of the Company’s 2022 French tax return. No tax assessments resulted from the review of the 2022 French tax return.
Presentation of tax (expense) benefits
The following table presents the current and deferred tax (expense) benefits (in USD thousands):

	For the year ended December 31,
	2023	2022	2021
Current income tax expense
Current year	$(215)	$(310)	$—
Uncertain tax positions	(40)	328	(110)
Total current income tax expense	$(255)	$18	$(110)

Deferred income tax (expense) benefit
Origination and reversal of temporary differences	$(231)	$118	$(58)

Total deferred income tax (expense) benefit	$(231)	$118	$(58)

Total income tax (expense) benefit	$(486)	$136	$(168)
The following table presents the reconciliation of the expected tax expense to the tax expense report in the statement of loss (in USD thousands):

	For the year ended December 31,
	2023	2022	2021
Loss before tax	$(77,893)	$(87,585)	$(73,507)
Tax at Swiss statutory rate	10,453	11,749	9,907
Effect of tax rates in foreign jurisdictions	(833)	(292)	(218)
Tax effect of:
Unrecognized deferred tax assets	(8,879)	(9,386)	(9,077)
Income not subject to tax (expense not deductible for tax purposes)	(1,782)	(1,940)	(805)
Uncertain tax positions	(40)	328	(110)
Recognition of deferred tax assets from previously unrecognized tax assets	—	509	—
2018-2019 French tax assessment	—	(427)	—
Other	595	(405)	135
Income tax (expense)/benefit	$(486)	$136	$(168)

Movement in the deferred tax balances
During the year ended December 31, 2023, the Company recognized deferred tax assets for its foreign subsidiaries due to intercompany transfer pricing arrangements that will assure realization of their respective deferred tax assets in each country. The following table presents the changes in the Company’s deferred tax assets and deferred tax liabilities (in USD thousands):

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2023	$(80)	$—	$9	$(302)	$511	$852	$950	$1,940
Recognized in profit or loss	62	—	54	(447)	270	(155)	36	(180)
Recognized in OCI	—	—	(64)	—	—	—	—	(64)
Currency translation differences	(1)	—	1	(12)	13	(1)	24	24
December 31, 2023	$(19)	$—	$—	$(761)	$794	$696	$1,010	$1,720
Deferred tax assets	—	—	—	—	794	806	1,010	2,610
Deferred tax liabilities	(19)	—	—	(761)	—	(110)	—	(890)

	Depreciation & amortization	Bad debt reserves	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2022	$(29)	$341	$44	$(352)	$630	$96	$1,260	$1,990
Recognized in profit or loss	(50)	(324)	26	60	(119)	725	(201)	117
Recognized in OCI	—	—	(59)	—	—	—	—	(59)
Currency translation differences	(1)	(17)	(2)	(10)	—	31	(109)	(108)
December 31, 2022	$(80)	$—	$9	$(302)	$511	$852	$950	$1,940
Deferred tax assets	—	—	9	—	511	940	950	2,410
Deferred tax liabilities	(80)	—	—	(302)	—	(88)	—	(470)
Unrecognized deferred tax assets
As of December 31, 2023 and 2022, the Company recognized deferred tax assets to the extent that it was probable that they would be realized. The following table consists of the deferred tax assets that have not been recognized because it is not probable that there will be future taxable profits to use these benefits (in USD thousands):

	December 31,
	2023		2022
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	$4,652	$710	$3,385	$511
Net operating loss carryforwards	344,887	44,614	263,486	34,224
Total	$349,539	$45,324	$266,871	$34,735

Net operating loss carryforwards
As of December 31, 2023 and 2022, the Company had various net operating loss (“NOL”) carryforwards in Switzerland, France, the UK, the US, and Brazil that are available to reduce future taxable income and income taxes, the majority of which will expire at various dates through 2030. As of December 31, 2023 and 2022, the Company had the following expiring amounts of unrecognized NOL carryforwards (in USD thousands):

	December 31,
	2023	2022
One year	$17,873	$12,007
Two years	17,103	16,261
Three years	25,846	15,561
Four years	53,648	23,515
Thereafter and unlimited	230,417	196,142
Net operating loss carryforwards	$344,887	$263,486
Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2023, the Company performed an evaluation to determine the likelihood of realization of these tax benefits. In assessing the realization of the deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is not probable that all of the deferred tax assets will be realized in Switzerland and Brazil but has recognized deferred tax assets in France, the UK and the US.
Unrecognized deferred tax liability on retained earnings of subsidiaries
The Company reviews its plan to indefinitely reinvest on a periodic basis for each one of its foreign subsidiaries. In making its decision to indefinitely reinvest, the Company evaluates its plans of reinvestment, its ability to control repatriation and to mobilize funds without triggering basis differences, and the profitability of its Swiss operations and associated cash requirements and the need, if any, to repatriate funds. If the assessment of the Company with respect to any earnings of its foreign subsidiaries’ changes, deferred Swiss income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued.

The Company does not provide for foreign income and withholding taxes, Swiss income taxes or tax benefits on the excess of the financial reporting basis over the tax basis of its investments in foreign subsidiaries to the extent that such amounts are indefinitely reinvested to support operations and continued growth plans outside of Switzerland, or if the Company has determined that no tax liability would arise in case of distribution.

As of December 31, 2023, the Company plans to indefinitely reinvest any undistributed foreign earnings for all its foreign subsidiaries except France. During the year 2023, the Company received a dividend payment from its French subsidiary in the amount of $2.4 million, paid on December 12, 2023. During the year 2022, the Company received a dividend payment from its French subsidiary in the amount of $3.4 million.

The Company has determined that the repatriation of foreign earnings from France does not trigger a tax liability, based on the application of Swiss Participation Exemption rules and exemptions provided by the Double Tax Treaty signed between France and Switzerland, based on which dividends are exempt from withholding tax. The total amount of temporary differences associated with the other investments in subsidiaries is not material.

10. Loss per share
The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period. The table presents the loss for the year ended December 31, 2023, 2022, and 2021, respectively (in USD thousands, except shares and loss per share):

	Year ended December 31,
	2023	2022	2021
Net loss attributed to shareholders	$(78,981)	$(87,449)	$(73,675)
Weighted average number of shares in issue	64,750,886	64,099,213	55,299,863
Basic and diluted loss per share	$(1.22)	$(1.36)	$(1.33)
11. Cash and cash equivalents
Accounting policies
Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions and other short- term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Amounts held in money market funds held as cash equivalents and are classified as level 1 fair value financial instrument.
The following table presents the allocation between the Company’s cash and cash equivalents (in USD thousands):

	December 31,
	2023	2022
Bank balances	$16,068	$25,820
Total cash	$16,068	$25,820

Money market funds	$60,683	$85,252
Term deposits less than 3 months	$46,500	$50,233
Total cash equivalents	$107,183	$135,485

Cash and cash equivalents	$123,251	$161,305

Designated cash
In July 2021, the Company designated $30.0 million to a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. In June 2023, the Company obtained a new D&O Policy that allowed it to reduce the designated cash amount set aside in the separate bank account from $30.0 million to $15 million. The new D&O policy and reduction of designated cash are effective as of July 2023. The Company expects to continue to designate this cash balance for this sole use under the D&O Policy.

12. Term deposits
The following table presents the allocation between the Company’s term deposits (in USD thousands):

	December 31,
	2023	2022
Term deposits, over 3 months, up to 12 months	$—	$17,307
Total term deposits	$—	$17,307
13. Accounts receivable
Material accounting estimates and judgments
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
Accounting policies
Accounts receivable balances are non-interest bearing and payment terms are generally under agreements with payment terms of up to 180 days. The Company’s customers primarily consist of government-owned or government-funded hospitals, laboratories with a low credit risk, and biopharmaceutical companies. The Company has had minimal instances of actual credit losses and considers that this will continue to be the case.
The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	As of December 31,
	2023	2022
Accounts receivable	$10,259	$6,060
Accrued contract revenue	4,451	1,499
Lease receivable	28	185
Allowance for expected credit losses	(1,181)	(1,095)
Net accounts receivable	$13,557	$6,649
The movement in the allowance for expected credit losses in accounts receivable is presented below (in USD thousands):

	2023	2022
As of January 1	$1,095	$1,676
Increase	1,311	404
Reversals	(1,097)	(804)
Write-off	(226)	(67)
Currency translation differences	98	(114)
As of December 31	$1,181	$1,095
As of December 31, 2023 and 2022, the Company’s largest customer balance represented 24% and 15% of accounts receivable. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $6.7 million and $5.4 million as of December 31, 2023 and 2022, respectively.

Accounts receivable includes amounts receivable that relate to leases. The Company is the lessor under finance leases related to the leasing out of DNA sequencing automation equipment. The Company recorded no long-term lease receivables as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company had recorded net lease receivables in the amount of less than $0.1 million and $0.2 million.
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
Inventory consists of the following (in USD thousands):

	December 31,
	2023	2022
Raw materials	$7,007	$5,195
Work in progress	1,482	1,340
Finished goods	127	124
Provision	(2,134)	(1,503)
Total	$6,482	$5,156
Inventory provision movement for the years ended December 31, 2023 and 2022, respectively are as follows (in USD thousands):

	2023	2022
As of January 1	$(1,503)	$(793)
Increase in provision	(448)	(697)
Currency Translation Adjustment	(183)	(13)
As of December 31	$(2,134)	$(1,503)
15. Prepaids and other current assets
The following table presents the other current assets (in USD thousands):

	As of December 31,
	2023	2022
Prepayments	$2,764	$3,703
VAT receivable	1,483	1,244
Government grants receivable	165	160
Other	345	731
Total	$4,757	$5,838

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
For the year ended December 31, 2023 and 2022, the Company recorded $0.2 million and $0.1 million in accrued expense related to amounts to be paid within the next 12 months, respectively.
Property and equipment, net movement for the years ended December 31, 2023 and 2022, respectively are as follows (in USD thousands):

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2023	$6,182	$1,626	$1,633	$1,108	$10,549
Additions	937	176	359	118	1,590
Disposals	(854)	—	(623)	(4)	(1,481)
Currency Translation Adjustment	590	173	91	88	942
December 31, 2023	$6,855	$1,975	$1,460	$1,310	$11,600

Accumulated depreciation
January 1, 2023	$(1,165)	$(665)	$(1,143)	$(447)	$(3,420)
Additions	(1,147)	(246)	(229)	(240)	(1,862)
Disposals	844	—	604	4	1,452
Currency Translation Adjustment	(108)	(82)	(63)	(48)	(301)
December 31, 2023	$(1,576)	$(993)	$(831)	$(731)	$(4,131)
Net book value at December 31, 2023	$5,279	$982	$629	$579	$7,469

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2022	$3,260	$1,116	$1,855	$1,007	$7,238
Additions	2,895	480	147	222	3,744
Disposals	—	—	(319)	(113)	(432)
Currency Translation Adjustment	27	30	(50)	(8)	(1)
December 31, 2022	$6,182	$1,626	$1,633	$1,108	$10,549

Accumulated depreciation
January 1, 2022	$(570)	$(418)	$(1,228)	$(359)	$(2,575)
Additions	(588)	(224)	(273)	(206)	(1,291)
Disposals	—	—	319	113	432
Currency Translation Adjustment	(7)	(23)	39	5	14
December 31, 2022	$(1,165)	$(665)	$(1,143)	$(447)	$(3,420)
Net book value at December 31, 2022	$5,017	$961	$490	$661	$7,129
17. Intangible Assets
Material accounting estimates and judgments
Goodwill
The Company operates as one segment or as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in the Company’s consolidated financial statements. The value as of October 1, 2023 was based on the Company’s market capitalization, which is a factor of the Company’s outstanding shares multiplied by the price of the Company’s stock on October 1, 2023.
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
Judgment is required in identifying whether individual projects meet all of the criteria required to permit capitalization, in particular, whether the software will generate probable future economic benefits.
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
Management assesses the recoverable value of goodwill by comparing the value of the Company equity value, either inferred from the public prices of share issues based on the fair value less cost of disposal (“FVLCOD”) method or based on discounted cash flow forecasts, with the net assets as reported in its consolidated financial statements based on the value in use (“ViU”) method. The discounted cash flow approach involves key assumptions that leave considerable scope for judgment.The Company typically compares the two methods and utilizes the greater recoverable amount for the purposes of its impairment testing. Impairment testing is performed on an annual basis as of October 1. The value as of October 1, 2023 was based on our market capitalization, which is a factor of the Company’s outstanding shares multiplied by the price of the Company’s stock on October 1, 2023. The Company used the discounted cash flow method for the fiscal year ended as of December 31, 2022.
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
Capitalized internally developed software costs
Costs incurred in the internal development of software are capitalized as intangible assets when the criteria required by IAS 38 as set out below is satisfied.
Software development costs consist entirely of capitalized internally generated costs that are directly attributable to the design, testing and enhancement of identifiable and unique software applications and products controlled by the Company and incorporated principally within the Company’s SOPHiA DDM Platform. They are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use;
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
Intangible assets, net movement for the years ended December 31, 2023 and 2022, respectively are as follows (in USD thousands):

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2023	$8,188	$3,530	$12,191	$23,909
Additions	—	263	7,469	7,732
Disposals	—	—	—	—
Currency Translation Adjustment	811	369	1,707	2,887
December 31, 2023	$8,999	$4,162	$21,367	$34,528

Accumulated amortization
January 1, 2023	$—	$(2,052)	$(1,894)	$(3,946)
Additions	—	(698)	(2,130)	(2,828)
Disposals	—	—	—	—
Currency Translation Adjustment	—	(251)	(318)	(569)
December 31, 2023	$—	$(3,001)	$(4,342)	$(7,343)
Net book value at December 31, 2023	$8,999	$1,161	$17,025	$27,185

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2022	$8,298	$3,090	$6,359	$17,747
Additions	—	464	5,820	6,284
Disposals	—	—	(80)	(80)
Currency Translation Adjustment	(110)	(24)	92	(42)
December 31, 2022	$8,188	$3,530	$12,191	$23,909

Accumulated amortization
January 1, 2022	$—	$(1,432)	$(642)	$(2,074)
Additions	—	(618)	(1,162)	(1,780)
Disposals	—	—	7	7
Currency Translation Adjustment	—	(2)	(97)	(99)
December 31, 2022	$—	$(2,052)	$(1,894)	$(3,946)
Net book value at December 31, 2022	$8,188	$1,478	$10,297	$19,963

Goodwill arose from the Company’s acquisition of Interactive Biosoftware (“IBS”) in June 2018. Through this acquisition the Company added Alamut (a genomic mutation interpretation software) to its existing SOPHiA DDM Platform.
Goodwill is tested for impairment on an annual basis as of October 1 and at the occurrence of a potential indication of impairment. A triggering assessment is performed each quarter to ensure no occurrence of impairment triggering events. As of December 31, 2023 and 2022, respectively, no impairment charges were recorded related to the Company’s goodwill.
As of October 1, 2023 the Company utilized the equity method (“FVLCOD”) to perform its annual assessment. The estimated equity value of the Company was $165.8 million, which exceeds the reported net assets of the Company of $158.4 million at that date by $7.3 million.
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
The Company projected revenue over the seven-year period at a CAGR of 37%, which is consistent with internal forecasts reviewed and approved by Management. The Company performed a sensitivity analysis to determine the CAGR at which an impairment would occur. The Company determined that at a CAGR of 25% over a seven-year period an impairment of the CGU would occur..
On the basis of the analyses performed, the Company concludes that the recoverable amount exceeds the carrying amount of the goodwill and no impairment is needed as of December 31, 2023 and December 31, 2022.
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
At the commencement of the lease term, the Company records revenue and the associated costs of sales, being the sale proceeds at fair value of the asset (computed at cost plus a margin) and the cost of the asset, derecognizes the leased asset from inventory, and recognizes a finance lease receivable on the balance sheet equal to the net investment in the lease. As of December 31, 2023, the Company did not have any leases of laboratory equipment.
Company leases
During the year ended December 31, 2023, the Company entered into one significant lease as described below.
Rolle office
On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 65,860 square feet, including an additional 21,258 square feet based on a lease amendment as described below, with the Company gaining access to areas on prescribed dates. The Company gained access to 11,840 square feet on July 1, 2021. The Company gained access to 7,535 square feet on January 1, 2022 and the remaining 21,258 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than $0.1 million in 2021, $0.5 million in 2022, $1.0 million in 2023 onwards, and $1.14 million from 2024 onward. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.
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
Bidart office
On June 1, 2023, the Company entered into a 108-month lease for office space in Bidart, France primarily to support the expansion of the research and development department. The lease in total is for approximately
13,509 square feet. Upon commencement of the lease, the Company recorded a right-of-use asset of $2.3 million and a lease liability of $2.3 million. The expected lease commitments resulting from this contract are $0.1 million in 2023 and $0.3 million per year from 2024 onward.
Leases
Generally, lease terms for office buildings are between one and ten years. Any leases with terms less than 12 months and/or with low value are expensed in accordance with the IFRS 16 practical expedients for short-term leases and low-value leases. These expenses amounted to less than $0.1 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively. The Company had cash outflows related to leases less than 12 months and/or with low value of less than $0.1 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively.
The Company has lease liabilities amounting to $17.8 million and $14.7 million for the years ended December 31, 2023 and 2022, respectively, that are linked to consumer price indices in Switzerland and France.
The future cash flow in relation to short-term leases and leases of low value assets is disclosed in Note 27 – “Commitments and contingencies.”
The future cash flow in relation to leases accounted for under IFRS 16 is disclosed in Note 28 – “Financial instruments.”
The Company has several leases with extension and termination options. Management determines, on the basis of the business needs, whether they expect to exercise these options.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the IBR at the lease commencement date. The IBR is the rate of interest that the Company would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. On the basis of this policy, the IBRs used by the Company to discount lease payments outstanding at December 31, 2023 and 2022, respectively, in the countries in which it has recognized right-of-use assets and lease liabilities have been in the range of 2.61% to 4.82% and 2.61% to 3.47%, respectively.

The following table presents the movements in the ROUs (in USD thousands):

	2023	2022
As of January 1	$14,268	$11,292
Additions	3,814	5,388
Depreciation charge	(3,646)	(2,500)
Currency translation effects	1,199	88
As of December 31	$15,635	$14,268
The following table presents the movements in the lease liabilities (in USD thousands):

	2023	2022
As of January 1	$16,743	$13,059
Additions	2,249	5,441
Cash outflows (principle and interest)	(3,361)	(2,316)
Non-cash interest	545	422
Currency translation effects	2,425	137
As of December 31	$18,601	$16,743
19. Other non-current assets
Other non-current assets consist of the following (in USD thousands):

	December 31,
	2023	2022
Research tax credit receivable	$4,743	$3,342
Guarantee deposits	1,357	941
Total	$6,100	$4,283
20. Accounts payable
Accounts payable consist of the following (in USD thousands):

	As of December 31,
	2023	2022
Trade payables	2,256	2,170
Employee related payables	2,366	3,655
VAT, sales, and other taxes	769	356
Total	$5,391	$6,181

21. Accrued expenses
Accrued expenses consist of the following (in USD thousands):

	As of December 31,
	2023	2022
Accrued Compensation	$13,578	$10,268
Accrued Professional Fees	2,612	2,162
Accrued Inventory Purchases	340	315
Accrued IT Support	613	22
Accrued Legal Fees	79	287
Accrued Other	586	1,451
Total	$17,808	$14,505
22. Post-employment benefits
Material accounting estimates and judgments
The liability or asset recognized on the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
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
Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. The remeasurement gains and losses are included in retained earnings in the statement of changes in equity and on the balance sheet.
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
The following table provides additional details on the defined benefit plans’ funded status (in USD thousands):

	December 31,
	2023	2022
Present value of defined benefit obligation	$(23,013)	$(19,252)
Fair value of plan assets	19,927	16,577
Net pension liability	$(3,086)	$(2,675)

The following table presents the movement in the defined benefit obligation (in USD thousands):

	2023			2022
	Funded	Unfunded	Total	Funded	Unfunded	Total
January 1	$(19,221)	$(31)	$(19,252)	$(17,686)	$(203)	$(17,889)
Service Cost	(1,311)	(10)	(1,321)	(1,759)	(90)	(1,849)
of which current service cost	(1,748)	(10)	(1,758)	(1,873)	(90)	(1,963)
of which past service cost including effects from curtailment	437	—	437	114	—	114
Interest expense	(413)	(1)	(414)	(154)	(2)	(156)
Actuarial gains (losses)	401	2	403	2,110	250	2,360
Actual plan participants’ contributions	(1,441)	—	(1,441)	(1,361)	—	(1,361)
Transfers (in) out due to (joiners) leavers	1,037	—	1,037	(551)	—	(551)
Currency translation differences	(2,024)	(1)	(2,025)	180	14	194
December 31	$(22,972)	$(41)	$(23,013)	$(19,221)	$(31)	$(19,252)
The service cost and interest expense are charged to the statement of income/loss as pension cost. Actuarial gains (losses) are credited or charged to other comprehensive income (loss) as defined benefit plan remeasurements.
As of December 31, 2023, the Swiss and French plans had 233 and 97 active members, respectively. As of December 31, 2022, the Swiss and French plans had 248 and 102 active members, respectively.
As a result of the reduction in conversion factors, the Company incurred a past service cost gain including curtailment of $0.4 million for the year ended December 31, 2023.
The following table presents the movement in the defined benefit plans’ assets (in USD thousands):

	2023	2022
As of January 1	$16,577	$13,436
Interest income	387	125
Return on plan assets, excl. interest income	(654)	(204)
Administrative expenses	(70)	(71)
Employer contributions	1,531	1,452
Employee contributions	1,441	1,361
Transfers in (out) due to joiners (leavers)	(1,037)	551
Currency translation differences	1,752	(73)
As of December 31	$19,927	$16,577
The following table presents the defined benefit plan assets, which include the following (in USD thousands):

	December 31,
	2023	2022
Cash	$528	$664
Insurance policies	19,399	15,913
Total	$19,927	$16,577

The Swiss Life Collective BVG Foundation, to which the Swiss pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security, and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation. The Company has no influence over the investment policy.
The follow table presents the pension costs recognized in statement of loss (in USD thousands):

	December 31,
	2023			2022			2021
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Service cost	$(1,311)	$(10)	$(1,321)	$(1,759)	$(90)	$(1,849)	$(1,054)	$(80)	$(1,134)
Interest cost	(413)	(1)	(414)	(154)	(2)	(156)	(49)	(1)	(50)
Total recognized	$(1,724)	$(11)	$(1,735)	$(1,913)	$(92)	$(2,005)	$(1,103)	$(81)	$(1,184)
The follow table presents the pension remeasurement recognized in statement of other comprehensive loss (in USD thousands):

	December 31,
	2023			2022			2021
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Changes in demographic assumptions	$700	$—	$700	$—	$223	$223	$1,278	$—	$1,278
Changes in financial assumptions	(901)	(2)	(903)	2,311	12	2,323	37	13	50
Experience adjustments	602	4	606	(201)	15	(186)	(844)	13	(831)
Total actuarial gains (losses)	401	2	403	2,110	250	2,360	471	26	497
Return on plan assets	(654)	—	(654)	(204)	—	(204)	(32)	—	(32)
Currency translation differences	37	2	39	(4)	2	(2)	(4)	—	(4)
Total recognized	$(216)	$4	$(212)	$1,902	$252	$2,154	$435	$26	$461
The positive impact of changes in demographic assumptions in 2023 was due principally to an increase in the weighted turnover from 15.80% to 19.50%.
The positive impact of changes in demographic assumptions in 2022 was due principally to an increase in the expected employee salaries from 1.25% to 3.00%. This implies that more members are expected to have a higher pensionable amount before pensionable age.
The negative impact of changes in financial assumptions in 2023 was due to a decrease in the discount rate from 2.25% to 1.50%.

The positive impact of changes in financial assumptions in 2022 was due to an increase in the discount rate from 0.30% to 2.25%.
The positive experience adjustments in 2023 was due largely to the surplus between the additional defined benefit obligation attributable to new joiners and the assets that they transferred into the plan.

Key actuarial assumptions by plan
Discount rate
In estimating the defined benefit obligation, the discount rates used were, for the Swiss plan, 1.50% and 2.25% and, for the French plan, 3.55% and 3.90% for the years ended December 31, 2023 and 2022, respectively.
Expected rate of salary increase
The expected rate of annual salary increase was assumed to be, for the Swiss plan 2.75% and 3.00% and for the French plan 3.00% and 3.00% for the years ended December 31, 2023 and 2022, respectively.
Pension plan modified duration
The weighted average modified duration of the Swiss plan is 11.7 and 13.2 years and of the French plan 16.1 and 16.0 years for the years ended December 31, 2023 and 2022, respectively.
Interest rates
For the Swiss plan, the interest on old age accounts is based, for the LPP account, on the LPP interest rate, which was 1.50% and 2.25% and, for the extra mandatory part, is equivalent to the discount rate, which was 1.50% and 2.25% for the years ended December 31, 2023 and 2022, respectively.
Inflation
For the Swiss plan, the expected annual rate of inflation is based on the inflation forecast of the Swiss National Bank and was assumed to be 1.25% and 1.50% for the years ended December 31, 2023 and 2022, respectively.
Mortality tables
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience and are based on the mortality generational tables BGV 2020 (Swiss) and TH/TF 00-02 (French). For the Swiss plan, the average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 65 (female) on the balance sheet date is, respectively, 22.82 and 22.70 and 24.59 and 22.48, for the years ended December 31, 2023 and 2022, respectively.
Sensitivity analysis
The following tables demonstrate the sensitivity of the defined benefit obligations to changes in the discount rate, expected rates of salary increase, interest credited on savings accounts, inflation and life expectancy at retirement age.

The table below presents the sensitivity analysis for the funded plans (in USD thousands):

	2023	2022
Discount rates
Increase of 25 basis points	(464)	(426)
Decrease of 25 basis points	500	467
Expected rates of salary increases
Increase of 25 basis points	91	110
Decrease of 25 basis points	(98)	(107)
Interest rate
Increase of 25 basis points	160	150
Decrease of 25 basis points	(157)	(146)
Inflation
Increase of 25 basis points	91	102
Decrease of 25 basis points	(90)	(99)
Life expectancy
Increase of 1 year	92	71
Decrease of 1 year	(92)	(71)
The table below presents the sensitivity analysis for the unfunded plans (in USD thousands):

	2023	2022
Discount rates
Increase of 50 basis points	(3)	(2)
Decrease of 50 basis points	3	2
Expected rates of salary increases
Increase of 50 basis points	3	3
Decrease of 50 basis points	(3)	(2)
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized on the balance sheet.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.
Future employer contributions
Expected employer contributions to the Swiss defined benefit pension plan for the year ending December 31, 2024 amount to $1.7 million.
Defined contribution plans
US pension plan
The Company has a multiple employer 401(k) defined contribution plan in the USA. The expense recognized in respect of the defined contribution plan in the USA was $0.4 million and $0.4 million and for the years ended December 31, 2023 and 2022, respectively.

23. Share-based compensation
Material accounting estimates and judgments
Share-based Compensation
For the years ended December 31, 2023 and 2022, we granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
Measuring the cost of share options
The fair value of the options under all plans are measured at each grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.
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
The key inputs used in the valuation model, for the stock options granted in the years ended December 31, 2023 and 2022, respectively, are outlined below. Stock options were only granted under the 2021 Employee Incentive Plan (“2021 EIP”). No grants have been made under the 2019 Incentive Share Option Plan (“2019 ISOP”) since 2021 and the SOPHiA GENETICS Incentive Share Option Plan (“2013 ISOP”) since 2019.
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
The calculation of the cost of the Company’s share option grants and of the fair value of the ordinary shares at the grant date requires the selection of an appropriate valuation model and is based on key assumptions that leave considerable scope for judgment.
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
The options have a life of ten years. Options under the 2013 ISOP vest 50% on the second anniversary of the grant date and a further 50% on the third anniversary of the grant date. Options under the 2019 ISOP vest 25% on each anniversary of the grant date over four years. The options under the 2021 EIP vest either 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years, 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a quarterly basis over the remaining three years, on the second anniversary of the grant date, or annually over four years on each anniversary of the grant date. Refer to Restricted Stock Units below for the vesting schedules of the RSUs under the 2021 EIP.
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
2013 ISOP
Activity for the year ended December 31, 2023, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	657,980	$2.92	4.24
Exercised	(39,000)	2.52	—
Forfeited	(12,000)	0.05	—
Outstanding as of December 31, 2023	606,980	$3.00	3.49
Exercisable as of December 31, 2023	606,980	$3.00	3.49

Activity for the year ended December 31, 2022, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	859,540	$2.75	5.08
Exercised	(193,560)	2.44	—
Forfeited	(8,000)	3.19	—
Outstanding as of December 31, 2022	657,980	$2.92	4.24
Exercisable as of December 31, 2022	657,980	$2.92	4.24
Options outstanding as of December 31, 2023, under the 2013 ISOP expire between 2024 and 2029.

The weighted average share price at the date of exercise were $4.82 and $7.41 for the years ended December 31, 2023 and 2022, respectively.

2019 ISOP

Activity for the year ended December 31, 2023, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,629,516	4.96	7.21
Exercised	(32,000)	4.06	—
Forfeited	(195,006)	4.94	—
Outstanding as of December 31, 2023	2,402,510	$4.97	6.30
Exercisable as of December 31, 2023	1,651,493	$4.64	6.03

Activity for the year ended December 31, 2022, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	2,812,500	$5.83	8.61
Exercised	(47,000)	7.25	—
Forfeited	(135,984)	5.15	—
Outstanding as of December 31, 2022	2,629,516	$4.96	7.21
Exercisable as of December 31, 2022	1,476,744	$4.41	6.56
The valuation inputs for the 2019 ISOP grants were as follows:

	Twelve months ended December 31,
	2023	2022	2021
Share price at grant date (in USD)	N/A	N/A	$5.59
Expected life of share options (years)	N/A	N/A	6.05	-	6.19
Expected volatility	N/A	N/A	41.26%	-	41.45%
Risk free interest rate	N/A	N/A	(0.63)%	-	(0.48)%
Dividend yield (%)	N/A	N/A	—%
Options outstanding as of December 31, 2023, under the 2019 ISOP expire between 2024 and 2031.

The weighted average share price at the date of exercise were $4.65 and $6.19 for the years ended December 31, 2023 and 2022, respectively.

2021 EIP
Activity for the year ended December 31, 2023, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,624,297	$12.32	8.88
Granted	3,734,266	4.44	—
Exercised	(5,194)	2.63	—
Forfeited	(645,310)	$6.43	—
Outstanding as of December 31, 2023	5,708,059	$7.84	8.74
Exercisable as of December 31, 2023	1,155,231	$14.64	7.57

Activity for the year ended December 31, 2022, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	1,576,069	$17.96	9.57
Granted	1,336,284	6.03	—
Forfeited	(288,056)	14.00	—
Outstanding as of December 31, 2022	2,624,297	$12.32	8.88
Exercisable as of December 31, 2022	528,693	$17.98	8.04
The valuation inputs for the 2021 EIP grants were as follows:

	Year Ended December 31,
	2023			2022			2021
Share price at grant date (in USD)	$2.53	-	$4.72	$2.06	-	$8.36	$16.81	-	$18.00
Expected life of share options (years)	5.50	-	7.00	5.50	-	7.00	5.50	-	7.00
Expected volatility (%)	69.50%	-	74.96%	62.65%	-	69.43%	41.65%	-	59.77%
Risk free interest rate (%)	3.45%	-	4.67%	2.42%	-	4.00%	0.87%	-	1.36%
Dividend yield (%)	—%			—%			—%
Options outstanding as of December 31, 2023, under the 2021 EIP expire between 2025 and 2033.

The weighted average share price at the date of exercise was $3.79 for the year ended December 31, 2023 and no options were exercised for the year ended December 31, 2022.

Share options outstanding at the year ended December 31, 2023
The weighted average fair value of options granted during the years ended December 31, 2023 and 2022, respectively (in USD):

	2023	2022
2021 EIP	$2.91	$3.62

Restricted Stock Units
As part of the 2021 EIP, the Company initiated granting of RSUs, which represent the right to receive shares of ordinary shares upon meeting specified vesting requirements. In the year ended December 31, 2023, the Company granted 2,658,150 RSUs under the 2021 plan. Under the terms of the 2021 plan, 2,260,649 of the RSUs granted are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a quarterly basis over the remaining three years, 107,647 are subject to a two year vesting period on the second anniversary from the date of grant, and the remaining 289,854 of the RSUs granted to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2024 Annual General Meeting. The activity for the year ended December 31, 2023 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2023	1,865,433	$5.20
Granted	2,658,150	$4.42
Vested	(927,155)	$4.65
Forfeited	(261,160)	$4.75
Unvested as of December 31, 2023	3,335,268	$4.77
In the year ended December 31, 2022, the Company issued 1,776,832 RSUs under the 2021 plan. Under the terms of the 2021 plan, 1,396,366 of the RSUs issued are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a monthly basis over the remaining three years, and the remaining 380,466 of the RSUs issued to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2023 Annual General Meeting. The activity for the year ended December 31, 2022 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2022	287,575	$17.97
Granted	1,776,832	4.30
Vested	(133,056)	17.99
Forfeited	(65,918)	10.72
Unvested as of December 31, 2022	1,865,433	$5.20
Share-based compensation expense
Movements in the share-based compensation reserve were as follows (in USD thousands):

Total
January 1, 2022	$11,462
Movement in the period	13,613
December 31, 2022	25,075
Movement in the period	15,242
December 31, 2023	$40,317
Share-based compensation expense by financial statement caption for all stock awards consists of the following (in USD thousands):

	Year ended December 31,
	2023	2022	2021
Research and development	$3,440	$2,245	784
Sales and marketing	1,266	1,462	1,227
General and administrative	10,536	9,906	6,503
Total	$15,242	$13,613	$8,514

24. Borrowings

Revolving credit facility

On June 21, 2022 the Company entered into a credit agreement (“the Credit Facility”) with Credit Suisse SA for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between the Company and Credit Suisse at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of December 31, 2023, the Company had no borrowings outstanding under the Credit Facility.
During the period since January 1, 2020, the Company has not been subject to any externally imposed capital requirements.
25. Share capital issuance
On June 30, 2021, the Company performed a one-to-twenty share split and converted all preferred shares to ordinary shares. Refer to Note 1 – “Company information and operations - Share split.”
On July 22, 2021 as part of the Company IPO, the Company converted all preferred shares to ordinary shares. Refer to Note 1- “Company information and operations - Initial public offering.”
At the next ordinary Annual General Meeting, the Board of Directors will not propose any dividend in respect of the year ended December 31, 2023.
26. Related parties
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, with the Company.
Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2023. Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2022. Key management personnel comprised of six Executive Officers and Directors and six Non-Executive Directors for the year ended December 31, 2021.

Compensation for key management and non-executive directors recognized during the year comprised (in USD thousands):

	December 31,
	2023	2022	2021
Salaries and other short-term employee benefits	$4,234	$3,782	$2,805
Pension costs	228	196	117
Share-based compensation expense	10,597	8,936	6,906
Total	$15,059	$12,914	$9,828
27. Commitments and contingencies
Commitments
The Company has no commitments for future lease payments under short-term leases not recognized on the balance sheet as of December 31, 2023. As of December 31, 2022 the company had commitments for future lease payments under short-term leases not recognized on the balance sheet of $0.2 million.
The Company entered into an agreement with Microsoft Corporation as of November 1, 2022. As part of the agreement, the Company has commitments of approximately $69.4 million in computational and hosting-related costs through October 31, 2027.
Contingencies
As of December 31, 2023 and 2022 the Company had no contingent assets or liabilities.

28. Financial instruments and risks
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
The Company holds the following financial instruments (in USD thousands):

	December 31,
	2023	2022
Financial assets at amortized cost
Cash and cash equivalents	$123,251	$161,305
Term deposits	—	17,307
Accounts receivable	13,557	6,649
Other financial non-current assets	1,382	965
Total financial assets at amortized cost	$138,190	$186,226
Financial assets at fair value through statement of loss
Total financial assets	$138,190	$186,226
Financial liabilities at amortized cost
Accounts payable	5,391	6,181
Accrued expenses	17,808	14,505
Lease liabilities	18,601	16,743
Total financial liabilities at amortized cost	41,800	37,429
Financial liabilities at fair value through statement of loss
Total financial liabilities	$41,800	$37,429
The Company’s exposure to various risks associated with the financial instruments is discussed below in “Financial risk management.” The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above. See Note 13 - “Accounts receivable” for expected credit loss provisions on accounts receivable.
Fair value measurement
As of December 31, 2023 and 2022, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
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
A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset or by selling it to another market participant.
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
The Company holds money market funds which are classified as cash equivalents which are measured as a level 1 valuation. Refer to Note 11 - “Cash and cash equivalents”.
In 2023 and 2022 there were no significant changes in the business or economic circumstances that affect the fair value of the Company’s financial assets and financial liabilities. There were also no transfers between categories.
Financial risk management
Financial risks
Senior management regularly reviews the Company’s cash forecast and related risks. They also perform the risk assessment, define any necessary measures and ensure the monitoring of the internal control system.
The Company’s principal financial liabilities include accounts payable and lease liabilities. The Company’s principal financial assets include cash and cash equivalents, term deposits and short-term investments and accounts receivable.
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
Financial transactions are predominantly entered into with investment grade financial institutions and in principle the Company requires a minimum long-term rating of A3/A- for its cash investments and term deposits. The Company may deviate from this requirement from time to time for operational reasons. The highest exposure to a single financial counterparty within cash and cash equivalents and term deposits and short-term investments amounted to $43.7 million and $57.3 million as of December 31, 2023 and 2022, respectively.
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
The Company views equity funding as its primary source of liquidity only partly complemented with revenue generated from the sale of the platform, applications, products, and services and some borrowings. The Company has no outstanding borrowing facilities. Short term liquidity is managed based on projected cash flows. As of December 31, 2023 and 2022, the Company’s liquidity consisted of $123.3 million and $161.3 million in cash and cash equivalents, respectively. On the basis of the current operating performance and liquidity position, management believes that the available cash balances will be sufficient for operating activities, working capital, interest, capital expenditures and scheduled debt repayments for the next 12 months.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted cash flows (in USD thousands):

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2023
Lease liabilities	$18,601	$3,195	$9,729	$6,364	$19,288
Accounts payable	5,391	5,391			5,391
Accrued expenses	17,808	17,808			17,808
Total contractual liabilities	$41,800	$26,394	$9,729	$6,364	$42,487

December 31, 2022
Lease liabilities	$16,743	$2,950	$8,862	$6,421	$18,233
Accounts payable	6,181	6,181	—	—	6,181
Accrued expenses	14,505	14,505	—	—	14,505
Total contractual liabilities	$37,429	$23,636	$8,862	$6,421	$38,919
Market risk
Market risk includes currency risk and interest rate risk.
Currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.
The significant exchange rates that have been applied to these consolidated financial statements are listed below:

	December 31,		For the twelve months ended December 31,
	2023	2022	2023	2022	2021
Currency	Spot rate	Spot rate	Average rate	Average rate	Average rate
USD/CHF	0.84110	0.92447	0.89855	0.95500	0.91437
USD/EUR	0.90580	0.93414	0.92478	0.95146	0.84579
USD/GBP	0.78440	0.82761	0.80428	0.81177	0.72707
USD/BRL	4.85250	5.28600	4.97372	5.16678	5.39288
The sensitivity of the Company’s income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. As of December 31, 2023, 2022, and 2021 the Company was exposed principally to movements in four cross currency pairs. The sensitivity of the Company’s loss before tax to such changes was as follows (in USD thousands):

	December 31,
	2023			2022			2021
Increase / (decrease) in USD/CHF exchange rate by 10%	3,034	/	(3,034)	6,614	/	(6,614)	19,499	/	(19,499)
Increase / (decrease) in EUR/CHF exchange rate by 10%	508	/	(508)	(94)	/	94	648	/	(648)
Increase / (decrease) in GBP/CHF exchange rate by 10%	(23)	/	23	(83)	/	83	(18)	/	18
Increase / (decrease) in USD/EUR exchange rate by 10%	(513)	/	513	503	/	(503)	726	/	(726)
The Company’s exposure to foreign currency changes for all other currencies is not material. The significant increase/decrease between USD/CHF resulted from the Company’s IPO, which occurred in USD. The Company does not use derivative financial instruments to hedge exposures and under no circumstances may enter into derivative instruments for speculative purposes.
The sensitivity of the Company’s reported equity or net assets to possible changes in foreign exchange rates is measured at the consolidated level as it depends on the presentation currency selected for the consolidated financial statements. Such effects are reported not in income but in the currency translation account within other reserves. As of December 31, 2023 and 2022 the sensitivity of the Company’s equity to such changes, measured against the USD, was as follows (in USD thousands):

	December 31,
	2023			2022
Increase / (decrease) in USD/CHF exchange rate by 10%	(1,552)	/	1,552	14,198	/	(14,198)
Increase / (decrease) in USD/EUR exchange rate by 10%	383	/	(383)	(44)	/	44
Increase / (decrease) in USD/GBP exchange rate by 10%	18	/	(18)	50	/	(50)
Interest rate risk
The Company’s cash and cash equivalents and term deposits are subject to market risk associated with interest rate fluctuations. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. The Company concluded that fluctuations in the interest rate did not have a material impact on our cash equivalents and term deposit balances.
29. Capital management
The Company considers equity as equivalent to the IFRS Accounting Standards equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company).
The primary objective of the Company’s capital management is to maximize shareholder value. The Board regularly reviews its shareholders’ return strategy. For the foreseeable future, the Board will maintain a capital structure that supports the Company’s strategic objectives through managing funding and liquidity risks and optimizing shareholder return.
As of December 31, 2023 and 2022, the Company’s cash and cash equivalents amounted to $123.3 million and $161.3 million, respectively.
The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.

30. Events after the reporting date
The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the consolidated financial statements were available to be authorized for issuance. There were no material subsequent events.