Form 20-F
period 2024-12-31
SOPHiA GENETICS SA
filed 2025-03-04
CIK 1840706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(For the fiscal year ended December 31, 2024)
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
George Cardoza
SOPHiA GENETICS, Inc.
401 Park Drive Suite 505
Boston, MA 02215
(617) 982-1210
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, par value CHF 0.05 per share	SOPH	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value CHF 0.05 per share: 66,687,085
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes          ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes         ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes         ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes         ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, market opportunity, business strategy, technology, collaborations and partnerships, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.
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
•our expectations of the reliability, accuracy and performance of our applications, products, and services, as well as expectations of the benefits to patients, medical personnel and providers of our applications, products, and services;
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
•We are highly dependent on our senior management team and other qualified personnel, and our business could be harmed if we are unable to retain and attract such personnel.
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
•We face competition from many sources, some of whom have much greater financial resources, and we may be unable to compete successfully.
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

Our SOPHiA DDM Platform offers a broad range of genomics applications across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. A major part of our long-term strategy is bringing new high-impact content to our customers through updates to our platform, which may include expanding our platform with additional features, applications and data modalities and related solutions, applications, products, and services. However, enhancing our platform and developing new related solutions, applications, products, and services poses various risks and challenges, including the inability to develop features, applications, data modalities and services that achieve the desired results, analytical accuracy and utility; the need to alter our platform, solutions, applications, products, or services; the time and resources required for platform, solution, application, service, and product development; uncertainty regarding and potential limitation in the scope of new features, solutions, applications, data modalities, products, or services; and the potential need to obtain U.S. Food and Drug Administration (the “FDA”), European Medicines Agency (the “EMA”), United Kingdom (the “U.K.”) Medicines and Healthcare products Regulatory Agency (the “MHRA”) and other regulatory clearances, authorizations or approvals. Even if we successfully develop a feature, application, data modality, solution, service or product and receive any necessary regulatory clearance, authorization or approval, such feature, application, data modality, solution, service or product may never achieve significant market acceptance among various stakeholders and be commercially successful. The expenses or losses associated with unsuccessful platform innovation or expansion could adversely affect our business revenue growth and results of operations.

This risk may be heightened as we generally sell our platform, solutions, applications, products, and services in industries that are characterized by rapid technological changes, frequent new application and product introductions and changing industry standards. Operating in and servicing such industries require us to develop platform enhancements based on technological innovation on a timely basis. In addition, whereas we purposefully built our SOPHiA DDM Platform in a decentralized manner and strategically positioned it as a “universal operating-system” for multimodal data analytics in order to provide for a broad range of application, product, and service expansion opportunities, certain jurisdictions, such as the Netherlands and the U.K., have implemented or is expected to implement centralized services architectures for electronic healthcare records (“EHR”) where all patient data passes through a single, often government-run, entity rather than being shared directly between the healthcare providers. The widespread implementation of such centralized systems may limit the adoption and development of our platform.
Strong platform, application, product, and service performance, security and reliability are necessary to maintain and grow our business.
We need to maintain and continuously improve the performance, security and reliability of our SOPHiA DDM Platform and related solutions, applications, products, and services. Our platform, solutions, applications, and other products may contain errors or defects, and while we have made efforts to test them and are not aware of any widespread material errors, defects or other performance-related issues, there can be no assurance that our platform, solutions, applications, products, and services do not or will not have performance problems. As we continue to launch more platform features, applications, data modalities, solutions, products, and services, these risks may increase. Poor performance, security and reliability could adversely impact our customers and lead to customer dissatisfaction, adversely affect our reputation and revenues and increase our application, service, and product care, and distribution costs and working capital requirements.

In particular, our SOPHiA DDM Platform and related solutions, applications, products, and services use artificial intelligence, machine learning, data analytics and similar tools that collect, aggregate and analyze data

(collectively, “Data Tools”). The use of such Data Tools poses risks such as incomplete or inaccurate data, human error, or lack of appropriate controls and processes, the technologies underlying how we store and leverage data and their use cases are subject to a variety of laws. Uncertainty around new and emerging Data Tools may require additional investment in the development of proprietary datasets, machine learning, large language models and systems to test for accuracy, bias and other variables and computing capabilities.
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
To further improve our SOPHiA DDM Platform and its capabilities, for example by developing new predictive algorithmic models that we can deploy on our platform, we are sponsoring and intend to continue to sponsor observational multimodal clinical studies in various disease areas. These clinical studies are subject to numerous risks. Events that may prevent successful or timely commencement and completion of multimodal clinical studies include:
•delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence the studies, delays in reaching an agreement on acceptable terms with prospective contract research organizations (“CROs”) and participating sites and difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each participating site;

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
Furthermore, there can be no assurance that any multimodal clinical study will produce the data necessary to support further development of our platform in a particular disease area or to support any potential regulatory submission. Even if a study is completed, the data generated may be negative, ambiguous or otherwise insufficient. To obtain sufficient data, we may be required to conduct additional studies beyond those that we currently plan for, which would increase our costs and delay potential regulatory submissions and commercialization activities.
If we do not have the support of key opinion leaders or clinical data using our applications and products is not published in peer-reviewed journals, it may be difficult to drive adoption of our applications and products.
We have established relationships with leading thought leaders. If these key opinion leaders determine that our SOPHiA DDM Platform and related solutions, applications, products, and services are not accurate or that alternative technologies, applications, products, and services are more accurate or more cost-effective, or if we fail to establish new relationships with key opinion leaders in different markets, geographies and among various stakeholders, we may see lower demand for our SOPHiA DDM Platform and related solutions, applications, products, and services, which would limit our revenue growth and our ability to achieve profitability.
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
Our future sales will depend in large part on our ability to develop, train and retain our sales force, to increase the scope of our marketing efforts, including into markets and geographies where our presence is currently limited, and to maintain our current strategic relationships and enter into new strategic relationships.

We are continuously expanding our sales and marketing infrastructure. Retaining and training qualified sales and marketing personnel requires significant time, expense and attention. Competition for such personnel is intense. It often takes several months or more before a sales representative is fully trained and productive, depending on the target market or geography. Our sales force may subject us to higher fixed costs than those incurred by our competitors that utilize independent third parties, which could place us at a competitive disadvantage.

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
•our ability to develop, commercialize and obtain regulatory clearance or approval for in vitro diagnostic (“IVD”) applications and products for diagnostic use and our compliance with the FDA’s “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only” (the “RUO Guidance”) and other laws and regulations governing Research Use Only (“RUO”) and IVD applications and products in the United States (“U.S.”), and other geographies;
•our ability to be compliant with the phased introduction of the European Union (EU) IVD Regulation 2017/746 including new product submissions;
•the clinical flexibility, operational versatility and technology agnostic nature of our SOPHiA DDM Platform and related solutions, applications, products, and services;
•the prices at which we and our distributors offer our SOPHiA DDM Platform and related solutions, applications, products, and services;
•the effectiveness of our sales and marketing efforts;
•our ability to provide incremental data that show the clinical benefits and cost-effectiveness, and operational benefits, of our SOPHiA DDM Platform and related solutions, applications, products, and services;

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
Increasing efforts by governmental and third-party payors to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for newly cleared, authorized or approved devices and medicines and, as a result, they may not cover or provide adequate payment for our platform and related solutions, applications, products, and services. Such efforts include legislation and regulations designed to control pharmaceutical and biological pricing and hospitals’ participation in group purchasing organizations (“GPOs”) and Integrated Delivery Networks (the “IDNs”) that negotiate pricing arrangements with medical device companies and distributors.
We expect that a significant portion of our revenue will be derived from sales to customers for research and development applications. The demand for our SOPHiA DDM Platform and related solutions, applications, products, and services will depend in part upon the research and development budgets of these customers, which are impacted by factors beyond our control. In addition, academic, governmental and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could results in spending reductions, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers to purchase our applications and products.
Risks Related to Our Business Strategy
Our results of operations will be materially harmed if we are unable to accurately forecast customer demand for, and utilization of, our SOPHiA DDM Platform and related solutions, applications, products, and services and manage our inventory.
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
As part of our business strategy, we have in the past and may in the future acquire complementary companies, platforms, applications, products, or technologies that we believe fit within our business model and can address the needs of our current and potential customers. There can be no assurance that we can acquire or successfully integrate such companies, platforms, applications, products, or technologies into our business, in particular that we can successfully integrate any acquired technology into our SOPHiA DDM Platform. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on acceptable terms, if at all. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our strategic goals and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts. We may not be aware of all of the risks associated with the acquired business. In addition, an acquisition may result in unforeseen operating difficulties and expenditures, such as:
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
Any such acquisitions may reduce cash available for operations and other uses and could result in amortization expense related to identifiable assets acquired. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition and the value of our ordinary shares. The sale or issuance of equity securities to finance any such acquisitions would result in dilution to our current shareholders. The incurrence of indebtedness to finance any such acquisition would result in fixed obligations and could also include restrictive covenants that impede our ability to manage our operations. In addition, our results of operations may be adversely affected by the dilutive effect of an acquisition, performance earn-outs or contingent bonuses, and restructuring costs associated with an acquisition.

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
A portion of our sales is made through independent global and regional distributors that are not fully under our control. We rely on distributors to grow and develop our customer base and anticipate customer needs, and any lack of such actions by our distributors may adversely affect our results of operations. If the business relationship with such distributor is terminated, whether through industry consolidation or otherwise, and we are unable to find a suitable replacement, our operations and operating results could be materially adversely affected. While in such instances we would revert to using internal resources to service the market in the impacted geography, the hiring process and building a support infrastructure for a given market, can be time consuming and there could be customer attrition in the interim period.

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
We currently serve our customers from third-party data center hosting facilities located in the United States, Canada, Brazil, Switzerland, France, Netherlands, Turkey, United Arab Emirates and Australia. Our operations depend, in part, on our third-party facility providers’ ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in providing our SOPHiA DDM Platform and related solutions, applications, products, and services as well as delays and additional expenses in making new arrangements.
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
Reliance on third-party providers exposes us to different risks than if we were to manufacture and supply products ourselves. For example, third-party manufacturers may fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we may be unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis. Further, as we do not have control over a manufacturer’s compliance with applicable manufacturing standards and other laws and regulations, we may receive required materials for, or components of, our products that are defective, contaminated or otherwise not conforming to applicable quality control specifications, warranties and statutory and regulatory requirements. Any failure to achieve and maintain compliance with laws, regulations and standards could lead to suspension of the manufacturing and sales of our products, revocation of obtained regulatory clearance, product recalls, marketing or promotional restrictions, litigation, customer loss and reputational harm. Further, our manufacturing collaborators may be unable to successfully increase the manufacturing capacity for our products in a timely or cost-effective manner, or at all, as needed for our development efforts or, if our additional products are developed and approved, our commercialization efforts.
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

Expedited, reliable shipping and delivery services and secure warehousing are essential to our operations. We rely on providers of transport services for reliable and secure point-to-point transport of our research and diagnostic products and for tracking of these shipments, and from time to time require warehousing for our products. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation, reduce demand for our SOPHiA DDM Platform and related solutions, applications, products, and services and increase costs and expenses to our business. In addition, any significant increase in shipping or warehousing rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters, civil unrest and disturbances or other service interruptions affecting delivery or warehousing services we use would adversely affect our ability to process orders for our products on a timely basis and adversely affect specimen integrity and our ability to process samples in a timely manner. We carry marine cargo insurance, covering certain potential losses related to the shipment of our products, in an amount that we believe is reasonable for our business, but there can be no assurance that such potential losses will be covered or will not exceed our policy limits.
Risks Related to Our Business and Industry
We are highly dependent on our senior management team and other qualified personnel, and our business could be harmed if we are unable to retain and attract such personnel.
We are highly dependent on our senior management, including our Chief Executive Officer and co-founder Dr. Jurgi Camblong. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales and marketing professionals, scientists, clinical specialists and other highly skilled personnel. The inability to attract and retain members of our senior management, sales and marketing professionals, scientists, IT and data experts or clinical and regulatory specialists could result in delays in application and product development and commercialization and harm our business.
To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have granted and intend to continue to grant share-based compensation awards that vest over time. The value to employees of such awards is significantly affected by movements in our share price due to market volatility, and such awards may be insufficient to retain key employees and senior management, as well as to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. We do not maintain “key person” insurance policies.
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
Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new application, product, or service introductions and enhancements and evolving industry standards, all of which could make our SOPHiA DDM Platform and related solutions, applications, products, and services and others we are developing obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances.
In recent years, there have been numerous advancements in genomics and our understanding of cancer, rare diseases, cardiology, neurology, metabolism and infectious diseases. There have also been advancements in methods used to analyze very large amounts of molecular information. New technologies, including new artificial intelligence/machine learning-powered technologies, and evolving business models in the field of precision medicine continue to develop rapidly. We must continuously enhance our offerings and develop new and improved features, applications and data modalities of our SOPHiA DDM Platform and related solutions, applications, products, and services to keep pace with scientific and industry developments. If we do not leverage or scale our database of genomic profiles or update our data analytics platform and improve our services and research and diagnostic applications and products to reflect new scientific knowledge, including in the fields of oncology and hereditary disorders, our SOPHiA DDM Platform and related solutions, applications, products, and services could become obsolete and sales of our SOPHiA DDM Platform and related solutions, applications, products, and services could decline or fail to grow as expected. A failure to make continuous improvements to our SOPHiA DDM Platform and related solutions, applications, products, and services to keep ahead of those of our competitors could result in the loss of customers or market share.
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
Any failure to prevent or mitigate cybersecurity incidents or improper access to, use, disclosure or other misappropriation of our data or customers’ personal data or the inability to rightfully access/control any such data (e.g., ransomware, persistent DoS/DDoS, system compromise, IP leak) could result in significant liability under state (e.g., state breach notification and privacy laws such as the California Consumer Privacy Act (“CCPA”)), federal (e.g., the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), collectively “HIPAA”) and international laws (e.g., the General Data Protection Regulation (“GDPR”) and the U.K. General Data Protection Regulation (“UK GDPR”)). Such an incident may also cause a material loss of revenue from the potential adverse impact to our reputation and brand, affect our ability to retain or attract new users and customers of our applications, products, and services and potentially disrupt our business.

As we become more dependent on information technologies, to conduct our operations, cybersecurity incidents, including deliberate cybersecurity attacks and attempts to gain unauthorized access to computer systems and cloud/hybrid networks, may increase in frequency and sophistication. Next generation sequencing (NGS) is becoming a new standard in public health sector. Its growing visibility inevitably attracts malicious activity threats, as it combines mission-critical infrastructure and high-value data. In addition to the nature of the data we hold and process, geopolitical factors could make cybersecurity attacks more common and targeted.

These cybersecurity threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data, and these risks apply both to us (including via our corporate systems and any employees that may be working remotely) and to third parties on whose systems we rely for the conduct of our business. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems develop and change frequently and often are not recognized until launched against a target. Increasingly, attackers leverage AI-powered cyberattacks to automate and enhance the sophistication of such techniques, making detection and mitigation more challenging. As a result, we and our collaborators may be unable to anticipate these techniques or to implement adequate preventative measures. We may in the future experience security incidents. In particular, we may be subject to cybersecurity incidents as we continue to adapt and upgrade our platform architecture. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, data loss or damage to intellectual property or other proprietary information. While no security incidents in the past have had a material adverse effect on our business, financial condition and results of operations, we cannot predict the impact of any such future events. Further, although we are obligated under certain laws and regulations to ensure that our platform, systems and servers and those of our service providers remain compliant with the relevant legal requirements with respect to data privacy and cybersecurity, we do not have any control over the operations of the facilities or technology of such providers, including any third-party vendors that collect, process and store personal data on our behalf. Our platform, systems and servers and those of our service providers may be vulnerable to malware or physical or electronic break-ins that our or their security measures may not detect, including via supply chain attacks. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. We may need to expend significant resources and make significant capital investments to protect against cybersecurity breaches or to mitigate (compensating controls) the impact of any such breaches. In addition, to the extent that our platform, systems and servers and those of our service providers experience security breaches that result in the unauthorized or improper use of confidential data, employee data or personal data, we may not be indemnified for any losses resulting from such breaches. Currently, we carry cybersecurity insurance in amounts that we believe is reasonable for our business, but there can be no assurance that such potential losses will be covered or will not exceed our policy limits.

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
We depend on our information technology systems for the efficient functioning of our business, including the performance, distribution and maintenance of our SOPHiA DDM Platform and related solutions, applications, products, and services, as well as for accounting, data storage, compliance, purchasing and inventory management, and our continued growth is dependent on our ability to adapt and upgrade our platform architecture without suffering significant business disruption, data loss or the loss of or damage to intellectual property or other proprietary information. Our information technology systems may fail and are vulnerable to breakdown, cybersecurity breach, interruption or damage from computer viruses, ransomware, DoS/DDoS attacks or other malware, attacks by computer hackers, including sophisticated nation-state and nation-state-supported actors, employee error or malfeasance, theft or misuse, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions. We could be subject to an unintentional event that involves a third party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of our confidential information. Technological interruptions would disrupt our operations, including our ability to timely ship and track diagnostic test orders and results, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability to use our applications, products, and services. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our business, financial condition and results of operations. Due to the confidential nature of the information that we deal in, any loss in customer trust could have a significant adverse impact on our business.

Currently, we carry business interruption insurance in amounts that we believe is reasonable for our business, but there can be no assurance that such potential losses will be covered or will not exceed our policy limits. We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could have a material adverse effect on our business, financial condition and results of operations.
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
Currently, we carry business continuity insurance in amounts that we believe is reasonable for our business, but there can be no assurance that such potential losses will be covered or will not exceed our policy limits.
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
If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial condition and results of operations in a timely manner or prevent fraud.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent and/or detect errors and/or fraud in a timely manner    . Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. As required by Section 404 of the Sarbanes-Oxley Act, our management has conducted an assessment on the effectiveness of our internal controls over financial reporting. However, as an emerging growth company, our independent registered public accounting firm has not provided an attestation report on our internal controls over financial reporting. There can be no assurance that any future testing conducted by us or, if required, by our independent registered public accounting firm will not reveal deficiencies in our internal controls over financial reporting. If we do not maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial condition and results of operations in a timely manner, may incur additional financial and management resources to remediate any deficiencies, or may be unable to detect and prevent fraud, all of which would adversely affect our business and investor confidence.
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
While we have several CE-IVD marked applications and products in the European Union (“EU”), our currently available applications and products in the United States are labeled as RUO applications and products and are not intended for diagnostic use. Although we have focused initially on the RUO applications and products only, our strategy is to expand our application and product line to encompass applications and products that are intended to be used as IVDs. Such IVD products will be subject to regulation by the FDA as medical devices, including requirements for regulatory clearance or approval of such applications and products before they can be marketed. Accordingly, we will be required to obtain FDA 510(k) clearance or premarket approval (“PMA”) in order to sell our applications and products in a manner consistent with FDA current laws and regulations. Such regulatory approval processes or clearances are expensive, time-consuming and uncertain; our efforts may never result in any premarket approval or 510(k) approval or clearance for our applications and products; and failure by us to obtain or comply with such approvals and clearances could have an adverse effect on our business, financial condition or operating results.
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
If we successfully obtain such clearance or approvals, we will be subject to a substantial number of additional requirements for medical devices, including establishment registration, device listing, and compliance with the Quality Systems Regulation (“QSR”), and future Quality Management System Regulation (“QSMR”), which cover the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities), advertising, record keeping, post-market surveillance, post-approval studies, adverse event reporting, and correction and removal (recall) regulations. We may be required to expend significant resources to ensure ongoing compliance with the FDA regulations and/or take satisfactory corrective action in response to enforcement action, which may have a material adverse effect on the ability to design, develop and commercialize applications and products using our technology as planned. Failure to comply with these requirements may subject us to a range of enforcement actions, such as warning letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization, as well as significant adverse publicity. If we fail to obtain, or experience significant delays in obtaining, regulatory approvals for IVD or other applications and products, such applications and products may not be able to be launched or successfully commercialized in a timely manner, or at all.
Laboratory developed tests (“LDTs”) are a subset of IVD tests that are designed, manufactured and used within a single laboratory. The FDA maintains that LDTs are medical devices and has historically exercised enforcement discretion for most LDTs. The FDA published a final rule on May 6, 2024 bringing LDTs under the current definition of an IVD and under a new and phased-in regulatory framework. The rule changes the way that the FDA regulates any LDTs that our customers develop using our RUO applications and products and may affect our business. The rule change phases in over four years, and will be fully effective by May 6, 2028. As the FDA now requires LDTs to undergo premarket review, and comply with other applicable FDA requirements, the cost and time required to commercialize an LDT will increase substantially, and may reduce the financial incentive for laboratories to develop LDTs, which could reduce demand for our RUO applications and products.
We develop applications and products for clinical laboratories, which may be qualified as LDTs, as well as market RUO applications and products. Our customers may decide to validate our applications and products to use as an LDT, which will be covered under FDA’s final rule on LDTs published in May 2024.
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
On May 6th, 2024, the FDA issued a final rule to make explicit that in vitro diagnostic products (“IVDs”) are devices under the Federal Food, Drug, and Cosmetic Act including when the manufacturer of the IVD is a laboratory. In conjunction with the proposed amendment, the FDA has proposed a policy under which it intends to phase out its general enforcement discretion approach for LDTs so that IVDs manufactured by a laboratory would generally fall under the same enforcement approach as other IVDs. Some of our customers in the United States may decide to discontinue the use of RUO products and test components in their LDTs.
In addition, changes in the current regulatory framework for diagnostic applications, products, and services can impose additional regulatory burdens on us. For example, the FDA’s Center for Devices and Radiological Health is currently considering a total product lifecycle-based regulatory framework for artificial intelligence/machine learning (“AI/ML”) technologies. On January 12, 2021, the FDA released its Artificial Intelligence/Machine Learning-Based Software as a Medical Device Action Plan. As the regulatory framework evolves, we may incur substantial costs to ensure compliance with new or amended laws and regulations. Failure to comply with any of these laws and regulations could result in enforcement actions against us, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business. In addition, legislation could require us to seek FDA-premarket review of other applications, products, and services, including reports that we do not currently believe require premarket authorization but could be subject to additional regulation including premarket review. For any such review, we may be required to conduct extensive analytical validation and user comprehension studies to demonstrate the accuracy of our test results and that they are appropriate for sale directly to consumers. This process will likely be costly, time-consuming and uncertain.
Further, on September 28, 2022, the FDA has issued the guidance on Clinical Decision Support software. It is unclear how any such guidance will impact our SOPHiA DDM Platform.
Our operations, therefore, are or may become subject to extensive regulation by the FDA in the United States, the IVDR in the EU, the MHRA in the U.K., and various health authorities, in particular SwissMedic in Switzerland, and the ANSM in France, and in other jurisdictions in which we conduct business. Government regulations specific to medical devices are wide-ranging and govern, among other things:
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

We are subject to numerous state, federal and foreign laws and regulations that govern the collection, transmission, storage, dissemination, use, privacy, confidentiality, security, availability, integrity and processing of individually identifiable information. For additional details, please see “Item 4. Information on the Company—B. Business Overview—Government Regulation—Data Privacy and Security.” These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. Failure to comply with any of these laws and regulations could result in enforcement actions against us, including fines, imprisonment of company officials, public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business.
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
The transfer of data has been subject to increasing scrutiny. Although there are legal mechanisms to allow for the transfer of personal data from the European Economic Area (the “EEA”), Switzerland and the U.K. to the United States, uncertainty remains about such mechanisms. There have been and there may in the future be legal challenges surrounding the mechanisms that allow companies to transfer personal data from the EU and EEA to the United States, which could limit our ability to transfer personal data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers. Inability to transfer personal data from the EU, EEA, Switzerland or the U.K. to the United States may restrict our research and development activities in these territories and limit our ability to offer applications, products, and services we may develop.
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
Our operations may subject us to healthcare regulation and enforcement by both U.S. (federal government and state governments) and foreign jurisdictions in which we conduct our business, which influence, among other things, how we structure our sales offerings, including discount practices, customer support, education and training programs, and physician consulting and other service arrangements. Applicable U.S. federal and state healthcare laws and regulations include the following:
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
We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, collaborators, distributors, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, anti-corruption, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by these parties could include intentional failures to comply with FDA, EMA, MHRA or other applicable regulations, including, without limitation, regulations governing the marketing, sale, labeling and use of RUO and IVD applications and products, provide accurate information to the FDA, the EMA, the MHRA and comparable regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In addition, because business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments, government purchasers and healthcare providers who are employed by governments, we face heightened risk with respect to compliance with the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act 2010 and the French Law n° 2016-1691 (Sapin II). These laws prohibit offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a government official in order to influence official action, or otherwise obtain or retain business.
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
While we will endeavor to protect our technology with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and sometimes unpredictable, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations (“CROs”) or manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, we cannot guarantee that any patents will be issued from any of our pending or future patent applications. The standards applied by the U.S. Patent and Trademark Office (“the USPTO”) and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology or information technology patents. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. As such, we do not know the degree of future protection that we will have on our proprietary applications, products, services, and technology. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.
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
In addition to seeking patent protection for certain aspects of our technology, we also consider trade secrets, including confidential and unpatented know-how, important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, or manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us.
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
We have incurred losses since our inception and expect to continue to incur losses for the foreseeable future. For the years ended December 31, 2024 and 2023, we reported net losses of $62.5 million and $79.0 million, respectively. As of December 31, 2024, we had an accumulated deficit of $440.3 million.
We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to (i) research and development, in particular to further expand and enhance the features, applications and data modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; (ii) expanding selling and marketing efforts for our SOPHiA DDM Platform, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies; (iii) establishing and maintaining relationships with our collaborators and customers across the healthcare system; and (iv) obtaining regulatory clearance or approval to offer our applications and products as IVD applications and products for diagnostic use. We may encounter unforeseen expenses, difficulties, complications, delays and unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of growth of our expenses and of our revenue. In addition, we have incurred and expect to continue to incur increased general and administrative expenses associated with operating as a public company. Our net losses may fluctuate significantly from quarter to quarter and from year to year.
Because of the numerous risks and uncertainties associated with our research and development and commercialization efforts, although we have stated our desire to become cash flow positive in the next few years, we may not be able to achieve this goal. We may never become profitable or cash flow positive. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve or sustain profitability could depress our market value and could impair our ability to raise capital, and execute our business plan, develop additional applications, products, and services and continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment.
We may need to raise additional capital to fund our existing operations; further develop our SOPHiA DDM Platform, applications, and products; commercialize our applications, products, and services; and expand our operations.
Since our inception, we have used substantial amounts of cash. The research and development process as well as selling and marketing efforts are capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop, commercialize and market additional features, applications and data modalities of our SOPHiA DDM Platform and related solutions, applications, products, and services. In addition, we may also raise capital to expand our business and pursue strategic investments, to take advantage of financing opportunities or for other reasons. Additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. See “—Risks Related to Our Securities—Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” The restrictions contained in our contractual agreements may also limit our ability to raise capital. For example, subject to certain exceptions, the Perceptive Credit Agreement restricts our ability to incur additional indebtedness. If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research and development, commercialization and growth efforts.
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

Our indebtedness under the Perceptive Credit Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition.

Indebtedness under the Perceptive Credit Agreement requires us to dedicate a substantial portion of our cash and cash equivalents to the payment of interest on, and principal of, the indebtedness, thereby reducing the amounts available to fund working capital, capital expenditures, research and development efforts, commercialization efforts and other general corporate purposes. Indebtedness under the Perceptive Credit Agreement bears variable rates of interest based on the prevailing SOFR, thereby making us more vulnerable to rising interest rates.

The Perceptive Credit Agreement contains certain restrictions on our activities and customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant of $51.8 million as of December 31, 2024. The last twelve months revenue covenant is tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The obligations under the Perceptive Credit Agreement are secured by substantially all of our and certain of our subsidiaries’ assets. Such covenants could limit our flexibility in planning for, or reacting to, changes in our business and our industry; place us at a competitive disadvantage compared to our competitors who have less debt or competitors with comparable debt on more favorable terms; and limit our ability to borrow additional amounts.

Our ability to maintain compliance with the covenants imposed by our indebtedness and to repay the principal of, pay interest on and refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors, many of which are beyond our control. If we are unable to comply with the covenants imposed by our indebtedness or to generate sufficient cash flow to service or repay our indebtedness, we may be in default of the Perceptive Credit Agreement and be required to adopt one or more alternatives, such as restructuring debt or obtaining additional financing on terms that may be unfavorable to us or highly dilutive.
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
We are entitled to carry forward losses incurred in Switzerland, the United States and other jurisdictions in which we conduct business, which could be used to offset future taxable income. Due to our limited income and ongoing losses, there is a significant risk that our tax loss carryforwards will expire in part or in their entirety and cannot be used to offset future taxable income for corporate income tax purposes. Furthermore, any tax loss carryforwards that we report on our tax returns are subject to review and confirmation by the competent tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent tax authorities may not accept the reported tax loss carryforwards in part or in their entirety.
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
We operate internationally and a meaningful portion of our revenue, expenses, assets and liabilities are denominated in currencies other than the U.S. dollar, our presentation currency, and the Swiss franc, SOPHiA GENETICS SA’s functional currency. In preparing our consolidated financial statements, those revenues, expenses, assets and liabilities are translated into U.S. dollars at applicable exchange rates. Increases or decreases in exchange rates between the U.S. dollar and other currencies affect the U.S. dollar value of those items, as reflected in the consolidated financial statements. We expect that a significant part of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar, including the euro and Swiss franc, and to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our results of operations, financial condition and liquidity. For example, fluctuations in the exchange rate between the U.S. dollar and the Swiss franc has impacted our revenues and results of operations for the year ended December 31, 2024 and 2023.
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
We provide retirement benefits to our employees as required by Swiss law by means of a pension fund that is maintained by a life insurance company. The life insurance company operates a pension plan for all of our employees as a defined benefit plan under International Accounting Standards (“IAS”) 19, Employee Benefits (“IAS 19”). As of December 31, 2024, we reported an employee benefit obligation related to our Swiss plan, before deduction of plan assets, of $23.1 million in accordance with IAS 19. The obligation represents our projected obligations towards current and future pensioners discounted at an annual rate of 0.95%. Under Swiss statutory rules and pursuant to our contract with the group life assurance provider, all risks including investment risk are fully covered. That said, no underfunding exists under Swiss law. The variance between Swiss statutory rules and IFRS Accounting Standards is apparent in many Swiss companies, and the IFRS Accounting Standards obligation of our pension plan does not necessarily reflect a true payment obligation under Swiss law because Swiss law allows us to maintain flexibility to adjust benefit levels under the plans and we could use this flexibility to mitigate any liability. For more information, see Note 21—“Post-employment benefits” to the audited consolidated financial statements included elsewhere in this Annual Report. However, should the Swiss statutory rules at any time require a determination that our pension plan is significantly underfunded, we could be obliged to make additional contributions to the pension plan in addition to our obligation to make regular contributions as defined in the pension plan regulation. If such risk materializes, this could have a material adverse effect on our financial position or results of operations.

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
Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. Ordinary shares that were issued prior to our initial public offering can be sold pursuant to Rule 144 under the Securities Act, subject to current public information and volume and manner of sale limitations applicable to affiliates. In addition, we have registered under the Securities Act all ordinary shares that we may issue under our share-based compensation plans, such that they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. We have adopted a sell-to-cover approach for withholding and other taxes upon restricted stock units (“RSU”) settlement for executive officers and certain directors, which may result in substantial sales of ordinary shares into the market in relatively short periods of time, particularly around the date of our annual general meeting. If our shareholders sell substantial numbers of ordinary shares in the public market or if the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through the issuance and sale of equity or equity-linked securities in the future could be adversely affected.
Under Swiss law, shareholders benefit from pre-emptive rights to subscribe on a pro rata basis for issuances of equity or other securities that are convertible into equity, unless such pre-emptive rights are excluded in accordance with Swiss law and our articles of association. However, due to the laws and regulations in certain jurisdictions, shareholders in certain jurisdictions may not be able to exercise such rights, unless we register or otherwise qualify the rights offering, including by complying with Annual Report requirements under the laws of that jurisdiction. There can be no assurance that we will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction where the offering of such rights is restricted, other than the United States. If shareholders in such jurisdictions are unable to exercise their subscription rights, their ownership interest will be diluted.
We have never paid dividends and do not expect to pay any dividends in the foreseeable future.
Since inception, we have not paid any dividends. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any dividends until we have an established revenue stream to support dividend payments. In addition, any proposal for the payment of future dividends will be at the discretion of our board of directors after taking into account various factors including our business prospects, liquidity requirements, financial performance and new application and product development. Furthermore, payment of future dividends is subject to certain limitations pursuant to our current and future debt instruments, Swiss law and our articles of association. See “Item 10. Additional Information—Memorandum and Articles of Association.” The Perceptive Credit Agreement also limits our ability to pay dividends. Accordingly, investors cannot rely on dividend income from our ordinary shares, and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.
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
Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:
•in certain cases, allow our board of directors to place up to 33,199,082 ordinary shares and rights to acquire an additional 33,199,082 ordinary shares (in aggregate, 50% of our share capital) with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
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
Cash is generally characterized as a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We hold a substantial amount of cash, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill and the characterization of our goodwill as passive or non-passive. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Although we believe that we were a PFIC for our 2022 taxable year, based on the nature of our operations and assets, as well as certain estimates as to our income and the relative values of our assets during our 2023 and 2024 taxable years, we believe that we were not a PFIC for our 2023 and 2024 taxable years (subject to the discussion in the next paragraph with respect to U.S. Holders who held our ordinary shares during our 2022 taxable year). There can be no assurance that the IRS will agree with our conclusion, however.
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
We qualify as a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2025, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2026. In that case, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to retain and attract qualified members of our board of directors.
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

Item 4. Information on the Company
A. History and Development of the Company
SOPHiA GENETICS SA was incorporated as a Swiss stock corporation (société anonyme) under the laws of Switzerland on March 18, 2011. Our principal executive office is located at La Pièce 12, CH-1180 Rolle, Switzerland and our telephone number is +41 21 694 10 60. Our agent for service of process in the United States is SOPHiA GENETICS, Inc., 401 Park Drive, Suite 505, Boston, MA 02215, and its telephone number is (617) 982-1210.
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
Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2024, we served more than 810 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services, and our SOPHiA DDM Platform has supported the analysis of approximately 1,900,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 767 peer-reviewed publications. As of December 31, 2024, we had approximately 472 core genomics SOPHiA DDM Platform customers (defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, which, in this case, is the twelve months ended December 31, 2024). In addition to our core genomics customers we have many customers utilizing the Alamut product on a stand alone basis. We commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services as RUO and CE-IVD products.
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
With our SOPHiA DDM Platform, we have the potential to serve and collaborate with all types of institutions in the global life sciences ecosystem, including healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies. Our platform is built on a decentralized model in which we push data analytics solutions to our customers’ sites, rather than a centralized model that requires samples to be sent to a central location. Our customers therefore generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA DDM Platform to analyze the pseudonymized and de-identified data and share insights with other sites in our network. Through this process, we create and grow a global collective intelligence. Our platform is designed to improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.
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
We believe that our strategic positioning as a universal healthcare analytics platform for multimodal data analytics offers us a broad range of application, product, and service expansion opportunities and significant long-term growth in our total addressable market opportunity. We estimate the total addressable global market opportunities in 2024 for our current commercial clinical applications and for our current biopharma applications were approximately $25 billion and $15 billion, respectively.
We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy for our clinical customers is a pay-per-use model, in which customers can access our platform free of charge but pay for each analysis performed using our platform. To commercialize our applications and products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solutions and applications with other products used in the genomic testing process to provide customers integrated products in the testing workflow. We offer our SOPHiA DDM Platform and related solutions, applications, products, and services across 73 countries through our direct sales force and our distributor partners. As of December 31, 2024, our direct sales team consisted of more than 96 field-based commercial representatives with a direct presence in 58 countries. To supplement our direct sales force, we also offer our SOPHiA DDM Platform and related solutions, applications, products, and services in 46 countries through our distributor partners.
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

SOPHiA Community
(Hospitals, Labs, BioPharma)

↓

Patients benefit from better care through data-driven medicine

We launched the first commercial application of our platform in 2014 to analyze NGS data for cancer diagnosis. We now offer a broad range of applications focused on precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, a new module that will further enhance our solution for longitudinal monitoring of cancer patients and tumor progression by integrating data across multiple modalities including genomic, radiomic, clinical, and biological). CarePath serves as the successor to our radiomic solution, which we plan to integrate into the module.
Our Network and Data
Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2024, we served more than 810 hospitals and laboratory customers globally through our SOPHiA DDM Platform who are part of our clinical genomics network. The establishment and creation of this network of customers has enabled us to capture and compute approximately 1.9 million raw clinical genomics profiles in oncology and other genetic-related disorders as of December 31, 2024, which is now growing by approximately 30,000 new profiles on a monthly basis.
Our SOPHiA DDM Platform Architecture
We believe that our platform architecture allows our platform to be highly flexible and scalable in terms of analyzing larger volumes of data, supporting additional data modalities, expanding to new geographies and deploying new applications and functionalities. This flexibility and scalability comes from our platform’s underlying architecture that is developed based on a deep understanding of our users’ needs and a thorough domain model, allowing us to build re-useable User Interface (“UI”) components and services to interact with the data. Our SOPHiA DDM Platform includes multiple tailored analytics engines, each tuned to specific domains and use cases. Each domain is responsible for its own data with a common shared data model that allows powerful Extract-Transform-Load (“ETL”) pipelines to process specific data sets, integrating data into a series of regional data warehouses that enable comprehensive and performant multimodal queries to be run across the entire global data set. We have nine regional data centers in Switzerland, France, the Netherlands, the United States, Canada, Brazil, Australia, Turkey, and the UAE.

As of December 31, 2024, this platform architecture was deployed in 73 countries through our cloud-based solution. We have developed significant operational experience by running such a large-scale cloud-based platform, which we believe enables us to deploy rapidly in new geographies. We have demonstrated that we can deploy in a new geography in approximately four weeks if appropriate cloud infrastructure exists such as Microsoft Azure, Amazon Web Services or Google Cloud Platform, or in approximately twelve weeks if such cloud infrastructure does not exist.
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
Cybersecurity and data protection are core tenets of our company. We have processed over 1.9 million genomic profiles and continue to process more than 50 terabytes of data each month for our customers around the world, subject to applicable data protection laws and regulations, including HIPAA and the GDPR. We accomplish this through our global compliance framework that integrates specialized and dedicated personnel, procedures and controls and ISO/IEC 27001:2022, ISO/IEC 27017:2015 and ISO/IEC 27018:2019 security infrastructure and cloud service processing, to protect data against damage, loss and unauthorized access, use, modification, disclosure or other misuse.
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
For revenues generated from applications for which the disease end market is known, approximately 70% of our revenue from clinical customers in the year ended December 31, 2024 was attributable to oncology applications, including hereditary cancer, while approximately 30% was attributable to other disease areas such as rare diseases, cardiology, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. In the future, we intend to pursue additional IVD status and FDA approval for specific solutions. We also intend to support external collaborators in deploying their own IVD or FDA-approved solutions on our SOPHiA DDM Platform.
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
Our SOPHiA DDM Platform’s End-to-End Radiomics Workflow

Biopharma Applications
In the biopharma market, we currently serve three types of customers: pharmaceutical companies, biotechnology companies, and CROs. Leveraging both our SOPHiA DDM Platform genomic applications and our customers’ own proprietary data through our AI/ML-powered multimodal analytics capabilities, we help customers solve development complexities and bottlenecks across the biopharma value chain. We categorize our applications based on a framework to address specific needs across the Discovery, Development, and Deployment stages of the drug and therapeutic life cycle both pre- and post-commercialization supported by the underlying data generated on our Platform. Across our application portfolio, we offer four branded applications: SOPHiA Insights, SOPHiA Trial Match, SOPHiA Awareness and SOPHiA CDx, to address the needs of our biopharmaceutical and biotechnology customers, including diagnostic assay development, clinical trial matching and application, drug and therapeutic design optimization, and diagnostic assay deployment. The following figure shows our capabilities across the biopharma value chain.

SOPHiA GENETICS’ Offerings across Biopharma Value Chain

We began commercializing biopharma applications in 2019. Our biopharma applications are competitively positioned as insights programs, which utilize data already uploaded to the SOPHiA DDM Platform or proprietary data provided directly by a biopharma customer. We believe that our customers value our biopharma applications for their ability to identify unique patient populations in clinical research and asset commercialization efforts. We signed our first biopharma customer in 2019. We served three biopharma customers accross multiple programs during the fiscal year ended December 31, 2024.
Discovery Applications.
While Moore’s law has generally played out accordingly in the computation and software space with significantly greater efficiency for lower cost being achieved over time, Eroom’s law has been used to explain an observed trend in the drug discovery space as the inflation-adjusted costs to bring a drug to market continue to rise over time. Despite the improvements in technology over time, drug discovery has remained very complex with many critical decisions that need to be made along the way at which point could ultimately lead to an unviable path forward.
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
Deployment Applications
As biopharmaceutical companies begin deploying their drugs and therapies, they can face challenges associated with the identification and enrollment of eligible patients. To increase adoption, biopharma companies have partnered with clinical institutions to expand access to diagnostic testing that could help identify new patients eligible for and who can benefit from the new drugs and therapies.

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
Clinical Publications
Our technology and its broad applications have been utilized in clinical trials and research projects discussed in more than 767 peer-reviewed publications as of December 31, 2024. These publications support scientists in new discoveries and applications across oncology, immunology, cardiology, neurology, rare diseases and other disease categories.
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

Markets
We estimate that our clinical and biopharma applications targeted a $40 billion global total addressable market opportunity in 2024, approximately $9 billion of which was in the United States based on our addressable clinical market. These estimates are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations for each application, as well as a range of price assumptions for our applications and products taking into account differences in panel sizes. Further, these estimates do not depend on obtaining regulatory clearances or approvals to market our applications and products as in vitro diagnostics (“IVD”) and / or software as a medical device (“SaMD”) in the United States. Over time, we believe that our platform and insights enable market opportunity expansion through new application and product development. The following figure shows our estimated total addressable market in 2024.
Our Total Addressable Market

Clinical Market Opportunity
We estimate our total addressable global clinical market opportunity for our current offerings was $25 billion in 2024, with the largest market opportunity being in oncology.
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
Rare diseases. In rare diseases, we believe the adoption of data-driven medicine is just beginning and represents a significant opportunity for growth. In the rare disease market, there has been growing preference among clinical institutions for larger genetic testing panels, including whole-exome and whole genome panels, to test for a more comprehensive array of rare diseases in contrast to the smaller, more targeted panels that are common in the market today. We believe we are well adapted to address this market opportunity with the exome solutions offered through our SOPHiA DDM Platform. In addition to our SOPHiA DDM Platform, our Alamut suite of genomics mutation interpretation software could be particularly impactful in deepening genomic investigations in rare diseases.
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
Biopharma Opportunity
Oncology and rare diseases. We estimate our total addressable biopharma opportunity for our current offerings was $15 billion in 2024 based on three market segments: Discovery, Development, and Deployment. We believe also that our strategic positioning as a healthcare data analytics platform will enable other business opportunities to become available in the future, in, for example, global public health solutions.
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
2.Results of the CE-IVD study based on our Hereditary Cancer Solution (HCS) that included data from 7 different sequencing centers and a total of 159 clinical and commercial samples in which 1,252 confirmed variants were used as the standard.
3.Results based on the clinical exome analysis of the Ashkenazim trio (mother, father and son’s DNA) from the Genome In a Bottle consortium that included data from 2 different sequencing centers and a total of 9 samples (including replicates) in which an average of 6,241.2 confirmed variants per sample were used as the standard.
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

Software-based Platform Facilitates Rapid Global Scaling and Data Collection
We designed our cloud-native software platform to be capable of scaling globally and to use AI to leverage the data that this scale provides. As of December 31, 2024, we served more than 810 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services. We believe that this global footprint is unique and enables us to capture a wide variety of real-world clinical data around the world. The following figure shows our customer base by region as of December 31, 2024.
Our Customer Base by Region

We have been expanding our customer base as well as the volume of data that we analyze. From December 31, 2016 to December 31, 2024, our number of active customers grew from 182 to more than 810. During the same period, the aggregate number of genomic profiles analyzed using our SOPHiA DDM Platform grew from approximately 80,000 profiles to approximately 1,900,000 profiles, recently growing by approximately 30,000 new profiles on a monthly basis.
We regularly release platform updates, currently at a pace of once every three weeks. Through these updates, we offer our customers either new content, in the form of new applications or improvements to existing applications, such as new functionalities. We believe this update frequency is a competitive advantage in a rapidly evolving precision medicine ecosystem and allows our customers to benefit from new biological discoveries, such as genomic associations, that are reflected on the platform.
Ability to Work with All Stakeholders in the Healthcare Ecosystem
We are empowering our customers through a decentralized model and are able to support clinicians, laboratories and researchers across the healthcare ecosystem. This enables us to benefit from growth across the industry and provide the benefits of our network to different stakeholders. We are also able to collaborate with other product providers in the ecosystem to bundle our solutions to provide differentiated end-to-end solutions. For example, we collaborate with testing kit companies, testing hardware providers, software analytics companies, and diagnostic companies operating with a centralized model. We collaborate with companies including Twist, IDT and Agilent to create an integrated solution using our analytics platform and their library preparation products, including DNA enrichment kits, and with hardware and lab automation providers such as Hamilton and PerkinElmer. We believe that we can support and collaborate with any industry player for their data analytics needs and are therefore not dependent on any specific business model or industry segment.

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
High Visibility and Predictability into Our Business
Once onboarded onto our SOPHiA DDM Platform, our customers tend to steadily increase their use of our SOPHiA DDM Platform, which offers a level of predictability that helps us project and manage our growth. In addition, customers rarely leave our SOPHiA DDM Platform given that we are generally integrated into their processes. These observed trends hold particularly well for our dry lab and bundle access model customers. We have a revenue churn rate, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access and bundle access models and have not generated revenue over the past 12 months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue, of 4% across our customer base over the year ending December 31, 2024. Furthermore, our customers generally increase their use and adopt new applications of our SOPHiA DDM Platform as our relationship with them grows.
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
Commercial
We sell our SOPHiA DDM Platform and related solutions, applications, products, and services to healthcare providers, centralized laboratories and biopharmaceutical companies through our own sales force as well as through distributors and industry collaborators. As of December 31, 2024, our direct sales team consisted of approximately 96 field-based commercial representatives, including sales and business development managers, key account managers and biopharma alliance managers who are engaged in sales efforts and promotional activities towards our customers. We also employ subject matter experts, clinical genomic experts and biopharma operations specialists who provide customer-facing technical and scientific support. As of December 31, 2024, we had a sales presence in 73 countries, including a direct sales presence in 58 countries and 46 countries in which we offer our SOPHiA DDM Platform and related solutions, applications, products, and services through distributors. The following figure shows our global commercial footprint as of December 31, 2024.

SOPHiA GENETICS’ Global Footprint – Countries and Sales Force

Our initial focus has been on winning clinical customers in order to drive data capture and building our reputation for accuracy and quality in the clinical community. We estimate that there are more than 10,000 laboratories globally that are using NGS instrumentation. We believe that there is significant opportunity to expand our customer base as well as grow utilization of our SOPHiA DDM Platform by our existing customers. Our sales strategy is focused on both attracting new customers to our platform and driving their utilization and adoption of our applications. Once we win a new customer, our direct sales team provides set-up programs to accelerate the adoption of our SOPHiA DDM Platform and facilitates our customers to adopt our platform into their routines. In 2024, we refocused resources from our more established and penetrated markets in EMEA to higher-growth and under-penetrated regions in NORAM and APAC, as well as specific markets in EMEA, such as the U.K., Germany, and the Middle East, and implemented a more strategic approach towards winning and managing key, high-volume accounts in the clinical market.
We started commercializing our biopharma services in 2019. In 2024, we refocused our sales efforts to target smaller, more repeatable business that we can execute in high volume to expedite our sales cycle.
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
Platform Customers. In the integrated access model, we route a customer’s samples to selected SOPHiA DDM Platform collaborators who conduct the sequencing process for the customer and upload the resulting data into our SOPHiA DDM Platform. As of December 31, 2024, we collaborated with eleven laboratories across nine countries to provide this service.

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
As of December 31, 2024, we solely owned 8 issued U.S. patents, 32 pending U.S. patent applications, 41 issued patents and approximately 34 pending patent applications in foreign jurisdictions, including Europe, Canada, Australia, Brazil, China, and India, wherein 5 are pending Patent Cooperation Treaty applications relating to laboratory methods and/or software to provide molecular diagnosis in germline diseases. These include filings for 29 families of utility patents and 2 families of design patents relating to graphical user interfaces. Such issued utility patents and any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between (2036 and 2044), excluding any additional term for patent term adjustments.

As of December 31, 2024, our most material patents and patent applications consisted of (i) one issued patent in Israel, one issued patent in Australia, one issued patent in Brazil, one issued patent in Europe, one issued patent in India, three pending U.S. patent applications and two pending foreign patent applications in Canada and China relating to our algorithm for next generation sequencing data which is used in our SOPHiA DDM Platform, (ii) one issued European Patent, one issued U.S. patent, and one pending U.S. patent application relating to a method for processing certain genomic data which is used in our SOPHiA DDM Platform, (iii) one issued European Patent, one issued U.S. patent, and one pending U.S. patent application for a method to improve the accuracy of the estimated length of homopolymer and heteropolymer regions, which is used in our SOPHiA DDM Platform, (iv) one pending U.S. patent application, one pending European patent application, and five pending foreign patent applications in Australia, Brazil, Canada, Japan, and South Korea relating to a unique molecular identifier and related analytics workflow which is incorporated in our software applications and products and into our SOPHiA DDM Platform, (v) one issued European patent, one issued U.S. patent, and one U.S. pending patent application for a method to detect microsatellite instability that is used in our SOPHiA DDM Platform, (vi) one pending European patent application, three U.S. pending patent application, and seven pending foreign patent applications in Hong Kong, Australia, Brazil, Canada, China, Japan, and South Korea relating to a method to detect homologous recombination deficiency (“HRD”), which is used in our SOPHiA DDM Platform and SOPHiA DDM HRD solution, (vii) one pending European patent application and one pending U.S. patent application relating to a Limit of Detection aware variant calling method which is not currently used in our software applications and products, (viii) one issued European patent, one pending but allowed U.S. patent application, and five pending foreign patent applications in Australia, Brazil, Canada, Japan, and South Korea relating to a unique molecular identifier and related analytics workflow which is incorporated in our probes for detecting gene fusion events in our SOPHiA DDM Platform RNAtarget Technology. Any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between 2036 and 2042, excluding any additional term for patent term adjustments.
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
As of December 31, 2024, we owned 11 registered U.S. trademarks, 3 pending U.S. trademarks, approximately 134 registered foreign trademarks and 3 pending foreign trademark applications. Our trademark portfolio is designed to protect the brands of our current and future applications and products and includes U.S. trademark registrations for our company name, “SOPHIA GENETICS”, and application and product names, such as “SOPHIA DDM” and “ALAMUT”. We have granted licenses to certain of our trademarks to our domestic and international collaborators.
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
We seek to protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, corporate collaborators, outside scientific collaborators, CROs, or manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that the assignment agreements that have been entered into are self-executing. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, or claim ownership in intellectual property that we believe is owned by us. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.
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
Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, prior to 2024 the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to in vitro diagnostics that are designed, manufactured and used within a single laboratory for use only in that laboratory. These tests are referred to as LDTs.

On May 6, 2024, the FDA issued a final rule which amends the FDA’s regulations to make it explicit that LDTs are included in the definition of in vitro diagnostic products (“IVDs”) and outlines the adjustment of enforcement discretion of LDTs over 5 phases ending in May 2028 (four years after the rule’s publication date). Exemptions to the rule exist; LDTs first market before the rule publication date can remain on the market subject to certain conditions (e.g. no significant change), LDTs within the DoD or VHA, LDTs approved by NYS CLEP, are all examples.

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
The FDA’s Center for Devices and Radiological Health is building a total product lifecycle-based regulatory framework for AI/ML technologies. On January 12, 2021, the FDA released its Artificial Intelligence/Machine Learning-Based Software as a Medical Device Action Plan, which outlines five actions that the FDA intends to take, including:
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
In April 2023, the FDA further advanced its regulatory efforts by publishing detailed recommendations for Marketing Submissions that incorporate Predetermined Change Control Plans (“PCCPs”), emphasizing a structured approach to managing post-market modifications for AI/ML-based medical devices. It requires manufacturers to outline anticipated AI/ML modifications in their initial marketing submission, detailing a structured approach for implementing and validating these updates. The impact of the modifications should be assessed in advance to ensure they maintain safety and performance. It also highlights the need for transparency and traceability, requiring clear documentation of AI/ML updates. Risk mitigation strategies must be in place to address potential issues like model drift or performance degradation.
The recommendations have been drafted to ensure continuous compliance of AI-driven medical devices.
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
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, under current regulations, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to determine whether the proposed change requires a new submission in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by an internal letter-to-file in which the manufacture documents its reasoning for why a change does not require premarket submission to the FDA. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters-to-file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing 510(k)-cleared device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite application(s).
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
Authorization to Market In Vitro Medical Devices in the European Economic Area
In the EEA, in vitro medical devices that are in transition to the new regulations are required to conform with the essential requirements of the EU In Vitro Diagnostic Directive (IVDD Directive No 98/79/EC, as amended, the “IVDD”). The scope of 98/79/EC applies to IVD medical devices and accessories, which can include not just reagents and kits but also instruments and software. To demonstrate compliance, ISO 13485 is recognized as the harmonized standard for regulatory quality system compliance. Companies are required to meet the essential requirements of the IVDD.
EU IVD Regulatory Classification
Under the IVDD, the risk presented by a device determines the classification and therefore the level of control and regulatory review required. Annex II of the IVDD identifies specific device types that are categorized as either high risk (List A) or moderate risk (List B). General IVDs may self-certify without the intervention of a Notified Body in order to affix the CE Marking. Self-test IVDs, because of the greater risk associated with being used by untrained lay users, have special requirements, while all other devices not classified as either List A,

List B or self-test are regarded as general IVDs. SOPHiA currently has self-certified applications and products in the EU market through SwissMedic.
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
On July 9, 2024, the the Regulation (EU) 2024/1860 was published in the Official Journal of the European Union, which includes new transitional periods for IVDs. When following certain conditions i.e. QMS requirements and Notified Body agreements the transition deadlines are extended as follows; December 2027 for class D devices that are transitioning from IVDD self declared, December 2028 for class C devices that are transitioning from IVDD self declared, and December 2029 for class B that are transitioning from IVDD self declared and A sterile devices. Moreover, the application of certain requirements of Article 5(5) of the IVDR for devices manufactured and used in the same health institution (so-called ‘in-house devices') came into force in May 2024 with full compliance to Article 5(5) required in May 2030. Any products currently on the market with a CE-IVD label before May 2022 may remain on the market until the new deadline or until the product undergoes a significant change, at which point, it must comply with all the requirements of the IVDR.
Brexit and the Regulatory Framework in the U.K.
On June 23, 2016, the electorate in the U.K. voted in favor of leaving the EU, commonly referred to as Brexit. On December 24, 2020, the U.K. and the EU entered into a Trade and Cooperation Agreement. The agreement sets out certain procedures for approval and recognition of medical products in each jurisdiction. Since the regulatory framework for medical products in the U.K. covering quality, safety and efficacy of medical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical medical is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime which applies to medical products in the U.K., as the U.K. legislation now has the potential to diverge from EU legislation. It remains to be seen how Brexit will impact regulatory requirements for medical products in the U.K. in the long-term. The Medicines and Healthcare products Regulatory Agency published detailed guidance for industry and organizations to follow from January 1, 2021, which will be updated as the U.K.’s regulatory position on medicinal products evolves over time.

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
Other Jurisdictions
Outside the United States, the EU, the U.K. and Switzerland, regulatory pathways for the marketing of medical devices vary greatly from country to country. In many countries, local regulatory agencies conduct an independent review of medical devices prior to granting marketing approval and may require specific disclosure or localization to access the local market.
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
In Turkey, medical devices are regulated by the Medicines and Medical Devices Agency within Ministry of Health and pursuant to the Medical Device Regulation, the Regulation on Active Implantable Medical Devices and the Regulation on In Vitro Diagnostic Medical Devices. These regulations generally resemble analogous EU directives and regulations. To be sold in Turkey, medical devices must bear a CE mark and must subsequently be registered in the Turkish Ministry’s online database (Turkish Drug and Medical Device National Databank, or TITUBB) in order to be marketed in Turkey. Manufacturers without local presence in Turkey must appoint a Local Authorized Representative. A product will generally be considered a medical device if it is marketed as a medical device in the EU. In recent years, software and mobile application medical devices have been increasing and the Medicines and Medical Devices Agency has considered certain software and mobile applications as medical devices, taking into consideration their intended use. In March 2021, the Product Safety and Technical Regulations Law No. 7223 (the “Product Safety Law”) became effective. The Product Safety Law reconciled some outstanding differences between Turkish and EU product safety standards, providing in part for manufacturer and importer liability in the event that a noncompliant or unsafe product causes harm or damage and mandating recall of such products. Because the current regulatory framework in Turkey closely parallels the EU’s framework, we do not currently experience material difficulties in marketing our SOPHiA DDM Platform and related solutions, applications, products, and services in Turkey that are unique to that jurisdiction.

In Japan the Ministry of Health, Labour and Welfare (“MHLW”) uses a classification system based on risk for IVDs, there are three types of registration procedures; Pre-market notification for Class I (lowest) risk devices, Pre-market certification (“PMC”) for Class II devices, and Pre-Market Approval (“PMA”) for Class III (highest) risk devices. Companies must comply with the Pharmaceuticals Medical Device Act (“PMDA”), manufacturers must also comply with MHLW Ordinance No. 169 relating to quality management systems in addition to appointing an in country representative and registration of design and manufacturing facilities. The Japanese regulatory space requires interactions with authorities in Japanese and therefore partnership or local expertise is required for engagement in the country.

The Therapeutic Goods Administration (“TGA”) regulates IVDs in Australia which classifies IVDs into four categories based on risk; Class 1 No public health risk or low personal risk, Class II Low public health risk or moderate personal risk, Class III Moderate public health risk or high personal risk, Class 4 High public health risk. Similar to the EU, the TGA allows In-House manufacture of IVDs, this includes assembly of commercially available components which may not be regarded as IVDs because they are marked for RUO. The TGA separates IVDs into two categories the first being in house IVDs in Classes 1-3, the second being in house IVDs in Class 4. Both categories require the involvement of Australia’s National Association of Testing Authorities in conjunction with the Royal College of Pathologists in that in house manufacturers must be accredited to ISO 15189 for medical testing labs.
Federal and State Health Care Laws in the United States
Federal Physician Self-Referral Prohibition

In the United States, we are subject to the federal physician self-referral prohibition, commonly known as the Stark Law. Under this law, physicians who have an ownership interest or a compensation relationship with a clinical laboratory may not, unless an exception applies, refer Medicare or Medicaid patients for testing to the laboratory, regardless of the intent of the parties. Similarly, laboratories may not bill Medicare or Medicaid for services furnished pursuant to a prohibited self-referral. Several Stark Law exceptions are relevant to many common financial relationships involving clinical laboratories and referring physicians, including: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) space and equipment rental arrangements that satisfy certain requirements and (4) personal services arrangements that satisfy certain requirements. Penalties for violating the Stark Law include significant denial of payment, the return of funds received for all prohibited referrals, fines, civil monetary penalties, and exclusion from the federal health care programs. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the federal False Claims Act (the “FCA”), which can result in additional civil and criminal penalties. Many states have their own self-referral laws as well, which in some cases apply to all patient referrals, not just government reimbursement programs.
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

Other Health Care Laws

In addition to the requirements discussed above, several other health care fraud and abuse laws could have an effect on our business
The Social Security Act includes civil monetary penalty provisions that impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. In addition, a person who offers or provides to a Medicare or Medicaid beneficiary any remuneration, including waivers of copayments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable under the civil monetary penalties statute. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries, for example, in connection with patient assistance programs, can also be held liable under the AKS and FCA. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The Office of Inspector General of the U.S. Department of Health and Human Services (HHS) emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient.

The Health Insurance Portability and Accountability Act of 1996 and its implementing regulations (collectively, “HIPAA”) imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. Like the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
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

The Physician Payments Sunshine Act, enacted as part of the Affordable Care Act (ACA), also imposed annual requirements on manufacturers of certain devices, drugs, and biologics to report annually to CMS information related to payments and other transfers of value made to physicians, other health care professionals, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.
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
Coverage and Reimbursement
Sales of our SOPHiA DDM Platform and related solutions, applications, products, and services, if approved for IVD use in the United States, may depend substantially on the extent to which health maintenance organizations, managed care organizations, pharmacy benefit managers, federal and state government health administration authorities, private health coverage insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for such solutions, applications, products, and services.
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
Health Reform

In the United States and many foreign jurisdictions, there has been significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls and restrictions on reimbursement. Because private payers often follow Medicare and Medicaid coverage policy and payment limitations in setting their own reimbursement rates, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payers. We expect to experience pricing pressures in connection with the sale of any products that we develop due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative and regulatory measures.

Such legislative changes in the United States include the ACA, which intended to broaden access to health insurance, reduced or constrained the growth of healthcare spending, enhanced remedies against healthcare fraud and abuse, added new transparency requirements for healthcare and health insurance industries, and imposed additional health policy reforms. We expect that additional federal, state, and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal, state, and foreign governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.
Data Privacy and Security
Health Insurance Portability And Accountability Act and Other U.S. Laws and Regulations
Under HIPAA, as amended by HITECH, HHS has issued security, privacy, and breach notification regulations pertaining to protected health information (PHI) used or disclosed by certain entities, including certain health care providers such as us.

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
The HIPAA privacy regulations cover the use and disclosure of PHI by covered entities as well as business associates, which are defined to include subcontractors that create, receive, maintain, or transmit PHI on behalf of a covered entity or business associate, as well as their covered subcontractors. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, including the right to access or amend certain records containing PHI, or to request restrictions on the use or disclosure of PHI. The HIPAA security regulations establish requirements for safeguarding the confidentiality, integrity and availability of PHI that is electronically transmitted or electronically stored. HITECH, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached according to the specifications set forth in the breach notification rule. The HIPAA privacy and security regulations establish a uniform federal “floor” for PHI and do not preempt state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI or insofar as such state laws apply to personal information that is broader in scope than PHI. In addition, individuals (or their personal representatives, as applicable) generally have the right to access test reports directly from laboratories and to direct that copies of those reports be transmitted to persons or entities designated by the individual.
HIPAA authorizes U.S. state attorneys general to file suit on behalf of their residents for violations. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit against us in civil court for violations of HIPAA, its standards have been used as the basis for duty-of-care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, violations of HIPAA could result in significant penalties imposed by the HHS’s Office for Civil Rights. HIPAA also mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA-covered entities, such as us, and their business associates for compliance with the HIPAA privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator. Our company may receive, as part of the normal course of its business, PHI that is covered by HIPAA. Considering this, we have certain obligations under HIPAA regarding the use and disclosure of any PHI that may be provided to us. Therefore, noncompliance with privacy and security requirements imposed by HIPAA and HITECH could subject us to significant administrative, civil, and criminal penalties.
In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain state laws, such as those of California and other states that have adopted versions of the Consumer Data Privacy Act, are more stringent or broader in scope, or offer greater rights to individuals, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. In addition, new legislation or constitutional amendments proposed or enacted in various states impose, or have the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer, and otherwise process confidential, sensitive, and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in the U.S. Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, and may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way applications, products, and services involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.
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
General Data Protection Regulation and Other Foreign Laws and Regulations
As we are operating worldwide, including in the EU and the EEA member states, the U.K., and Switzerland, we have to ensure the compliance of our processing activities with different data protection laws and regulations. Non-compliance with these data protection laws and regulations may not only result in high penalties, it can also cause a loss of reputation and trust.
In the EU and the EEA, processing operations of personal data, including health and genetic personal data, are governed by the GDPR. The GDPR strengthens the powers of the relevant authorities and adds a broad array of requirements for handling personal data, including, for example, requirements to establish a legal basis for processing, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, requirements to implement safeguards to protect the security and confidentiality of personal data that requires the adoption of administrative, physical and technical safeguards, shortened timelines for data breach notifications to appropriate data protection authorities or data subjects, limitations on retention and secondary use of information, increased requirements pertaining to health data and additional obligations when we contract third-party processors in connection with the processing of the personal data. EU and EEA member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU and the EEA member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer, and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data, including the following:
•Lawfulness, fairness and transparency: Personal data must be processed lawfully, fairly, and in a transparent manner.
•Purpose limitation: Personal data must be obtained for specified, explicit and legitimate purposes and not further processed in a manner that is incompatible with those purposes.
•Data minimization: Personal data processed must be adequate, relevant, and limited to what is necessary.
•Accuracy: Personal data must be accurate and, where necessary, kept up to date.
•Storage limitation: Personal data must not be kept longer than is necessary.
•Integrity and confidentiality: Appropriate technical and organizational measures must be put in place to guard against unauthorized or unlawful processing, loss, damage, or destruction.
The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater, and other administrative penalties. The U.K. has transposed the GDPR into domestic law, with its version of the GDPR that took effect on January 1, 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines for certain violations.
In addition, processing of personal data may be governed by the New Federal Act on Data Protection (FADP). The FADP entered into force in September 2023 and provides for data protection principles that are substantially similar to those applied under the GDPR. The purpose of the FADP is to protect the personality rights, including privacy rights, and the fundamental rights of data subjects. The FADP is broad in its material scope and applies to personal data processing activities carried out by federal authorities, private organizations and individual private persons (excluding processing activities for exclusively personal use). The territorial scope of the FADP goes beyond those processing operations carried out in Switzerland, also covering operations that have an effect in Switzerland, even if they originate in another country. Sensitive personal data, including health data, genetic data and biometric data, which unequivocally identify a natural person, are subject to stricter protective measures in various respects. For example: (i) if consent is required, it must be given expressly in the case of processing of sensitive personal data; (ii) controllers must keep record of their data processing activities; (iii) sensitive data must not be disclosed to third parties without justification; (iv) the controller of a data file is obliged to inform the data subject of the collection personal data; and (v) disclosing personal data in breach of a confidentiality obligation may be criminally prosecuted. Processing activities by companies must not harm the privacy or personality of the data subject. If the FADP is violated, the Federal Data Protection and Information Commissioner may request that the processing is fully or partially adjusted, suspended, or terminated. Additionally, the new FADP authorize criminal fines for certain violations of up to CHF 250,000. Such fines are mainly imposed upon the individual responsible for the violation and most likely levied against C-level executives and those responsible for the organization’s data protection program. The FADP also authorizes fines of up to CHF 50,000 on the responsible data controller or processor. Fines under the FADP may be imposed in addition to fines under other data protection regimes. As part of our processing activities, we implemented a global compliance plan with applicable laws and regulations, which includes in particular:
•the appointment of a Data Protection Officer;
•the creation of the Information Security and Privacy Committee, of which the Information Security Governance Director and Data Protection Officer is the manager;
•the implementation of contractual documentation with our collaborators, aligned with the GDPR requirements;
•the preparation of procedures and guidelines, such as a global data protection policy, a data breach responses plan and standard operating procedures for data subject requests; and
•the realization of global data mapping and record by the Data Protection Officer.
In particular, the purpose of the Information Security and Privacy Committee is to ensure the data and information we process are protected against data protection risks (in compliance with various data privacy regulations and principles of good governance) as well as to assess the effectiveness of our systems, controls and procedures.
The Data Protection Officer is in charge, in particular, of establishing and maintaining processes for receiving, documenting, tracking, investigating, and taking actions on all complaints concerning data protection and considering the risks associated with processing operations, taking into account the nature, scope, context, and purposes of processing.
For more information regarding risks relating to data privacy and security laws and regulations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Governmental Regulation—We are subject to stringent privacy and, information security laws and regulations and changes in such laws and regulations could adversely affect our business and increase our costs.”
Information Security
We have implemented protections consistent with the ISO/IEC 27001:2022 standard with respect to technical and physical security in an effort to ensure a level of security appropriate to the risk of our processing activities, in particular with respect to protecting the personal data and customer data we process against damage, loss and unauthorized access, use, modification, disclosure, destruction, or other misuse. For this purpose, we have what we believe are adequate data breach response plans, disaster recovery plans, and security arrangements in place. However, there can be no assurance that our efforts will be successful in protecting against adverse events or successfully mitigating their effects. For more information regarding risks relating to information security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Cybersecurity or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, service outages, loss of revenue, significant liabilities, harm to our brand and decreased/denied use of our SOPHiA DDM Platform and related solutions, applications, products, or services.”
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
As part of the performance of our services related to our commercial and research and development activities and in accordance with our contractual documentations accepted by our customers and collaborators, we may use our customers’ and collaborators’ data in particular: (i) for the performance of our contractual obligations; (ii) to pseudonymize and anonymize data (and consequently reuse anonymized data); (iii) for statistical, scientific, or research purposes; (iv) for providing biomarker identification; (v) for researching, developing, maintaining, or promoting our technology, products or services; and (vi) as permitted by applicable laws and regulations.
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
Environmental, Health, and Safety Regulations
We are subject to various federal, state, local, and foreign environmental, health, and safety laws and regulations and permitting and licensing requirements. Such laws include those governing laboratory practices, the generation, storage, use, manufacture, handling, transportation, treatment, remediation, release and disposal of, and exposure to, hazardous materials and wastes, and worker health and safety. Our operations involve the generation, use, storage and disposal of hazardous materials, and the risk of injury, contamination or non-compliance with environmental, health, and safety laws and regulations or permitting or licensing requirements cannot be eliminated. Compliance with environmental laws and regulations has not had a material effect on our capital expenditures, financial position, or competitive position.
International Regulations
Many countries in which we may offer any of our diagnostic tests in the future have anti-kickback regulations prohibiting providers from offering, paying, soliciting, or receiving remuneration, directly or indirectly, in order to induce business that is reimbursable under any national health care program. In situations involving physicians employed by state-funded institutions or national health care agencies, violation of the local anti-kickback law may also constitute a violation of the FCPA.
The FCPA prohibits individuals and companies, and their employees, agents, and intermediaries from offering, providing, giving, or authorizing the provision of, directly or indirectly through a third party, including any potential distributors we may rely on in certain markets, anything of value to a foreign government official with corrupt intent to influence an award or continuation of business or to gain an unfair advantage, whether or not such conduct violates local laws. We can also be held liable for the corrupt or illegal activities of our agents and intermediaries, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, the FCPA requires public companies to maintain accurate books or records and to maintain a system of internal accounting controls.
Violations of the FCPA’s anti-bribery provisions for corporations and other business entities are subject to a fine of up to $2 million, and officers, directors, stockholders, employees, and agents are subject to a fine of up to $100,000 and imprisonment for up to five years. Other countries, including the U.K. and other member states of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, have similar anti-corruption regulations, such as the United Kingdom Bribery Act 2010.
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
C. Organizational Structure
We have the following wholly owned subsidiaries:

Name	Jurisdiction of Incorporation
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	U.K.
SOPHiA GENETICS, Inc.	Delaware, U.S.
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy

D. Property, Plants and Equipment
We do not own any real property. We believe that our facilities meet our present needs and we are continuously reviewing our space requirements. The table below sets forth the sizes and uses of our facilities as of December 31, 2024:

Location	Primary Function	Approximate Size
A-ONE Park Building B2 Z.A La Pièce 12, 1180 Rolle Switzerland	Office, Laboratory & Warehouse	65,860 sq ft
Technopole Izarbel 158 Allée Fauste d'Elhuyar 64210 Bidart France	Office	13,509 sq ft
401 Park Drive Suite 505 Boston, Massachusetts 02215 USA	Office	12,807 sq ft
Bâtiment GIENAH 11 avenue de Canteranne 33600 Pessac France	Office	3,450 sq ft
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
For a comparison of our results of operations and KPIs for the years ended December 31, 2023 and 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F filed with the SEC on March 4, 2024.
Overview
We are a cloud-native software company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data, and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.
In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. We have a broad range of applications used by healthcare providers, clinical and life sciences research laboratories, and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism, and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, our multimodal solution that integrates the capabilities of our genomics and radiomics solutions with additional modalities to further enable clinical decision-making. Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2024, we served more than 810 hospital, laboratory, and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services, and our SOPHiA DDM Platform has supported the analysis of approximately 1.9 million genomic profiles and has been utilized in clinical trials and research projects discussed in more than 767 peer-reviewed publications. As of December 31, 2024, we had 472 core genomics SOPHiA DDM Platform customers (defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, which, in this case, is the twelve months ended December 31, 2024). We commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services as RUO and CE-IVD applications and products. In the United States, our applications and products are labeled and sold for research use only. Because such products are not intended for use in clinical practice in diagnostics and the applications and products cannot include clinical or diagnostic claims, the FDA regulations require that RUO applications and products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the EU, we have self-certified our applications and products without the intervention of a notified body in order to affix the CE marking.
Our clinical customers primarily include academic and non-academic hospitals and reference and specialty laboratories. Our biopharma customers primarily include pharmaceutical companies, biotechnology companies, and CROs. Our customers are able to access our SOPHiA DDM Platforms through three primary access models: dry lab access, bundle access, and integrated access. As of December 31, 2024, we operated a global direct sales team of more than 96 field-based commercial representatives across 58 countries in all four of our major regions of operations (Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”)) and further supplemented our direct sales team with distributors in 46 countries. For the years ended December 31, 2024 and 2023, we generated $65.2 million and $62.4 million in revenue, respectively, representing 4% year-over-year growth.
We have funded our operations primarily through equity financings that have generated $498.3 million in gross proceeds as of December 31, 2024, through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses, solutions, applications, products, and services, and through debt financings. As of December 31, 2024, we had cash and cash equivalents of $80.2 million. Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2024 and 2023, our net losses were $62.5 million and $79.0 million, respectively. As of December 31, 2024, we had an accumulated deficit of $440.3 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to (i) research and development, in particular to further expand the features, applications and data modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas, (ii) expanding our selling and marketing efforts for our SOPHiA DDM Platform and related solutions, applications, products, and services, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies, (iii) establishing and maintaining relationships with our collaborators and customers across the healthcare system, and (iv) obtaining regulatory clearance or approval to offer our applications and products as IVD applications and products for diagnostic use. Our ability to achieve profitability depends on the successful commercialization and further development of our SOPHiA DDM Platform and related solutions, applications, products, and services.
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
Customer Acquisition and Analysis Volume
We principally derive revenue from the use of our SOPHiA DDM Platform by our customers as well as the sales of related licenses, solutions, applications, products, and services. Our analysis volume is dependent on both the acquisition of new customers as well as usage volume from our existing customers. We employ a “land and expand” commercial model focused on winning new customers and then driving subsequent recurring utilization of our solutions by those acquired customers. Once we secure a customer, we use our direct sales force to build further engagement and help that customer increase its testing operations. For example, we may initially support a customer in setting up its NGS testing operations for hereditary cancer screening, including operational support through our set-up programs, also referred to as MaxCare. Once the customer is fully onboarded on our SOPHiA DDM Platform, it is then comparatively easier to deploy additional germline testing solutions as well as somatic oncology testing solutions, creating synergies across the offerings and a unified workflow. We also target incremental users within each customer, for example, additional clinicians within a provider across expanded departments such as radiology or pathology.
We expect our analysis volume to increase and new customer acquisitions to accelerate as we further expand the features, applications, and data modalities of our SOPHiA DDM Platform; expand our presence into new geographies; and further penetrate existing geographies, particularly geographies that represent largely under-penetrated opportunities, such as North America and East Asia. We intend to significantly invest in the development of our SOPHiA DDM Platform to accommodate multimodal data analytics capabilities across a wide range of disease areas, including under-penetrated disease areas such as cardiology and neurology, which we believe will allow us to attract new customers and increase usage of our SOPHiA DDM Platform within our existing customer base. While we believe that our existing sales force can support our near-term growth plans, to continue expanding our presence into new geographies and further penetrate existing geographies, we will continue to opportunistically invest in our direct sales force to further scale the size of our network in under-penetrated geographies such as North America, form additional collaborations with reference and specialty laboratories, and collaborate with collaborators and distributors in selected geographies outside of North America.
Revenue Mix
We derive revenue from the use of our SOPHiA DDM Platform by our customers as well as the sales of related licenses, solutions, applications, products, and services. Our clinical customers can access our platform using three different models: dry lab access, bundle access, and integrated access. In the dry lab access model, our customers use the testing instruments and consumables of their choice and our SOPHiA DDM Platform and algorithms for variant detection and identification. In the bundle access model, we bundle DNA enrichment kits with our analytics solution to provide customers the ability to perform end-to-end workflows. In the integrated access model, our customers have their samples processed and sequenced through select SOPHiA DDM Platform collaborators within our clinical network and access their data through our SOPHiA DDM Platform. Our biopharma customers can access our SOPHiA DDM Platform through the same three models, but they may also have access to data generated through our SOPHiA DDM Platform in the form of custom reports and analytics.
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
Seasonality
We typically experience lower usage of our SOPHiA DDM Platform in the first and third quarters compared to the second and fourth quarters, which tend to be seasonally stronger. We typically see relatively lower usage in the first quarter as customers across our global network return from their holidays and new customers are still being onboarded onto our platform. Meanwhile, we believe the relatively lower usage in the third quarter is due to the seasonal slowdown at our customers’ European facilities attributable to vacations and European holiday schedules. As we expand in the North American market, we expect that we will be subject to somewhat lower seasonal variations in our usage per customer. We typically experience the highest usage of our SOPHiA DDM Platform in the fourth quarter as we bring new customers and new applications and products with existing customers into routine usage over the course of the year.
Biopharma Expansion
To date, the majority of our revenue is generated through our clinical customers, including academic and non-academic hospitals, and reference and specialty laboratories. However, we see potential for our biopharma business to comprise a more significant portion of our revenues. We began commercializing our biopharma application, product, and service offerings in 2019. While we have the ability to offer a robust package of pre- and post-market solutions to our biopharma customers across the Discovery, Development, and Deployment stages through a broad set of solutions, including SOPHiA Trial Match, SOPHiA Insights, SOPHiA CDx, and SOPHiA Awareness, our biopharma business is still nascent with the initial focus on establishing pilot programs with large pharmaceutical and biotech companies to build customer trust and raise awareness about our offerings in a manner similar to the “land and expand” strategy we employ for our clinical business. We intend to leverage our platform and database to drive adoption by biopharmaceutical companies through our sales force focused on biopharma opportunities across the value chain. In addition, we plan to develop new offerings for biopharma as we expand the number and type of new applications and data modalities on our platform.
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
Strategic Acquisitions and Collaborations
We vigilantly monitor the market for potential investments to expand or add key technologies to our offerings that we believe will improve our platform’s ability to address our customers’ needs and catalyze the commercialization of new applications, products, and services. Our investment strategy could take the form of a business acquisition, asset acquisition, or strategic licensing of patented technology, all of which may affect our future financial results. For example, our acquisition of Interactive Biosoftware (“IBS”) in 2018 expanded the functionality of our SOPHiA DDM Platform. The Alamut suite of genomics mutation interpretation software is connected to our SOPHiA DDM Platform and gives our customers advanced analytics capabilities for a deeper and more informed genomic data interpretation. We view Alamut as a complement to our SOPHiA DDM Platform and expect to be able to accelerate our growth by cross-selling our SOPHiA DDM Platform to Alamut users and vice versa.
To complement our investment strategy, we have also collaborated, and intend to form additional collaborations, with other product providers in the ecosystem to bundle our solutions to provide differentiated end-to-end solutions. We currently collaborate with testing kit companies, testing hardware providers, software analytics companies, and diagnostic companies operating with a centralized model. For example, we formed collaborations with companies including Twist, IDT, and Agilent to create an integrated solution using our analytics platform and their library preparation products, including DNA enrichment kits. We continue to regularly evaluate our role in the genomics and radiomics value chain in order to provide both our existing and new customers with a comprehensive product offering, enhance our overall market and competitive position and expand into adjacent untapped markets and new geographies.
Research and Development
A significant aspect of our business is our continued investment in research and development, including new features, new applications, new data modalities, and new services. We plan to continue investing in scientific innovation to bring innovative, high-impact content to our customers through regular updates of our platform.

Exchange Rates
We operate internationally and a majority of our revenues, expenses, assets, liabilities and cash flows are denominated in currencies other than our presentation currency, the U.S. dollar, and the functional currency of SOPHiA GENETICS SA, the Swiss franc. Our revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira, and Canadian dollar depending on our customers’ geographic location. Our expenses are incurred primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, and Brazilian real. We expect that a part of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar. Therefore, part of the fluctuations in our operating results in any period may result from changes in exchange rates. We currently do not use any financial instruments to manage our exchange rate risks, which we have been partially mitigating by matching costs in the same foreign currency.
Key Operating Performance Indicators
We regularly monitor a number of key operating performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends, and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key operating performance indicators primarily focus on metrics related to our SOPHiA DDM Platform metrics, as platform revenue comprises the majority of our revenues.
As used in this section, the term “customer” refers to any customer who accesses our SOPHiA DDM Platform through the dry lab and bundle access models. We exclude from this definition any customers accessing our SOPHiA DDM Platform using the integrated business model because they tend to use our platform in an ad hoc manner compared to our dry lab and bundle access customers who typically do so in a recurring fashion, generate an immaterial portion of our revenue and analysis volume, and constitute a small part of our customer base. We also exclude from this definition customers who only use Alamut through our SOPHiA DDM Platform.

Platform Analysis Volume
Quarterly Platform Analysis Volume from Q1 2018 to Q4 2024*

27k
29k
29k
34k
36k
41k
44k
45k
46k
31k
41k
45k
54k
6k
63k
11k
62k
10k
66k
8k
66k
5k
66k
6k
62k
5k
71k
3k
77k
2k
77k
1k
78k
1k
85k
1k
84k
1k
87k
91k
91k
1k
Q1 Q2 Q3 Q4
2018
Q1 Q2 Q3 Q4
2019
Q1 Q2 Q3 Q4
2020
Q1 Q2 Q3 Q4
2021
Q1 Q2 Q3 Q4
2022
Q1 Q2 Q3 Q4
2023
Q1 Q2 Q3 Q4
2024
Total Analyses
Core Genomics Analyses
COVID-19 Analyses

The following table shows platform analysis volume for the year ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
SOPHiA DDM Platform analysis volume*	352,628	317,062
*The figures in the bar chart and table above have been adjusted to exclude analyses conducted during the period but for which chargebacks were issued or other adjustments were made to customers after the period. We do not believe that such adjustments are material to the periods presented.
Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our customers. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including application and product pricing, access model used, and customer size mix, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.
Analysis volume increased to 352,628 in the year ended December 31, 2024 from 317,062 in the year ended December 31, 2023. We observed an increase in chargeable analysis volume of 11% for the year ended December 31, 2024, as compared to the year ended December 31, 2023. This increase is primarily attributable to increased usage from our existing customers as well as new customers onboarded onto our platform, with outsized growth across our Solid Tumors, Hematological Oncology (“HemOnc”), and Rare Disorders applications and primarily related to strong volume growth in NORAM and APAC. The increase in analyses was partially offset by a decline in analyses in LATAM and the continued reduction of COVID-19 related analyses. We increase prices annually or as necessary throughout the year. While platform analysis volume is a primary driver of our overall revenue, there are other important factors that also contribute to our revenue performance, including access model mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue. These factors also contributed to year-over-year growth in our overall revenue in 2024.
Core Genomics Customers
The following table shows the number of Core Genomics Customers as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Core Genomics Customers	472	450
We track the number of our Core Genomics Customers, defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We exclude from this number any customers who do not utilize our SOPHiA DDM Platform through one of the three access modes, such as customers who only use Alamut and our biopharma customers.
This number also excludes customers without any usage of our SOPHiA DDM Platform over the past twelve months and customers who have executed agreements with us but have not yet generated any revenue, including customers that are in the process of being onboarded onto our SOPHiA DDM Platform.
Core Genomics Customers increased to 472 as of December 31, 2024 from 450 as of December 31, 2023. The increase is primarily attributable to our continued customer acquisition momentum over the course of the intervening period net of churn.
Net Dollar Retention (NDR)
The following table shows the net dollar retention as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
Net dollar retention (NDR)	104%	130%
We track net dollar retention for our dry lab, bundle access, and integrated access customers as a measure of our ability to grow the revenue generated from our Core Genomics Customers through our “land and expand” strategy net of revenue churn, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access, bundle access and integrated access models and have not generated revenue over the past twelve months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue. To calculate net dollar retention, we first specify a measurement period consisting of the trailing two-year period from our fiscal period end. Next, we define a measurement cohort consisting of Core Genomics Customers who use our dry lab access, bundle access, and integrated access models from whom we have generated revenues during the first month of the measurement period, which we believe is generally representative of our overall dry lab access, bundle access, and integrated customer base. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. Any customer in the cohort that did not use our platform in the second year are included in the calculation as having contributed zero revenue in the second year.
Net dollar retention decreased to 104% as of December 31, 2024 from 130% as of December 31, 2023. The year-over-year decrease in revenue growth momentum is attributable to the slower growth across our existing customer base. Additionally, we had a slight headwind from unfavorable foreign exchange movements for revenue generated in key transactional currencies other than the U.S. dollar, particularly the euro and the Swiss franc, which depreciated against the U.S. dollar. The annualized churn rate was 4%, which is in line with expectations.

Components of Results of Operations
Revenue
We generate revenue from goods and services rendered to our clinical and biopharma customers. Our clinical customers include academic and non-academic hospitals (including comprehensive cancer centers and children’s hospitals), and reference and specialty laboratories. Our biopharma customers include companies along the full biopharma value chain. We group our solutions that we offer our customers into two primary reporting segments: our SOPHiA DDM Platform and workflow equipment and services.
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
For clinical customers, our primary pricing strategy for our SOPHiA DDM Platform is a pay-per-use model, in which customers access our platform free of charge but pay for each use of our platform. Pricing varies based on our customer mix, as customers require differing levels of customization. For Alamut, our primary pricing strategy is a licensing model, in which customers access our platform for a contracted price. For biopharma customers, we are continuing to refine our pricing strategy since we launched our initial applications for the biopharma market in 2019. We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. For revenue generated from our SOPHiA DDM Platform customers, we recognize revenue from analyses as the analyses are conducted and revenue from bundled instruments and consumables at the point of delivery. For revenue generated from Alamut licenses, we recognize revenue over the course of the license period. Payments from our customers are typically between 30 and 60 days with payment terms extended up to 180 days from the invoice date. Although we have a diverse range of customers, for the year ended December 31, 2024, we generated $8.2 million revenue from one of our largest distributors. For the year ended December 31, 2023, no single customer accounted for more than 10% of our revenue.
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
We have demonstrated continued revenue growth during 2024 and 2023 as a result of the continued development of our platform and technology and further penetration of the market. Revenue performance is reflective of the strong foundation that has been built, focused around clinical and biopharma customers. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing, and the fees charged for the maintenance of this equipment.
Cost of Revenue
Cost of revenue comprises costs directly incurred in earning revenue, including computational and storage-related costs and fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses, and amortization of capitalized development costs. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.
While we currently expect increased investments to accelerate growth, we also expect to realize increased efficiencies and economies of scale and undertake cost containment measures to reduce the cost of using cloud infrastructure. Over time, we expect our gross profit margin to increase as we broaden our customer base, increase customer engagement, expand our cloud infrastructure, and negotiate additional arrangements with service providers, including computational and storage-related costs and fees paid to hosting providers. However, in the near term, we expect that our gross profit margin will be adversely impacted by increased computational and storage-related costs and fees as we have purchased, and may be required to continue to purchase, increased capacity at less favorable rates in order to address increased demand for our SOPHiA DDM Platform and related solutions, applications, products, and services. Our cost of revenue as a percentage of revenue may fluctuate from period to period depending on the interplay of the various components of cost of revenue.
Operating Expenses
Operating expenses consist of research and development, selling and marketing, general and administrative, and other operating income (expense), net.
Research and Development Costs
Research and development costs consist of personnel and related expenses for technology, application, and product development, depreciation and amortization, laboratory supplies, consulting services, computational and data storage fees paid to hosting providers related to research and development, and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.
In the long term, we expect our research and development costs to increase in absolute dollars, but not necessarily as a percentage of revenue, while we continue to develop, refine, and optimize our platform, technology, applications, products, and services as we seek to expand the features, applications, and data modalities of our SOPHiA DDM Platform, broaden our customer base, and increase customer engagement to drive revenue growth. We expect research and development costs, inclusive of capitalized research and development, to continue to comprise one of the largest components of our overall operating expenses. Our research and development costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.
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

Other Operating Income (Expense), Net
Other operating income (expense), net consists of gains and losses related to the disposal of tangible assets, write-offs of intangible assets and other operating income and expenses. We cannot predict the amount of other operating income (expense), net for future periods.
Interest Income
Interest income consists of interest income earned on cash and cash equivalents, term deposits and short-term investments, and lease receivables.
Interest Expense
Interest expense consists of interest expense incurred on lease liabilities and loans, which includes, interest on commercial borrowings.
We currently do not use any financial instruments to manage our interest risk exposure.
Fair Value Adjustments on Warrant Obligations
Fair value adjustments on warrant obligations consists of any gains or losses from changes in fair value to our warrant obligations.
Foreign Exchange (Losses) Gains, net
Foreign exchange losses (gains), net consists of foreign exchange realized and unrealized gains and losses arising principally from intercompany receivable balances in the parent company denominated in U.S. Dollar, whose functional currency is the Swiss franc.
Taxation
We are subject to corporate taxation in Switzerland and other jurisdictions in which we operate, in particular, the United States, France, the U.K., Italy, Brazil, and Australia, where our wholly owned subsidiaries are incorporated.
Pursuant to a written agreement with the Swiss government, we were exempted from corporate taxes (including capital tax) in Switzerland until December 31, 2022. Effective as of January 1, 2023, we are subject to ordinary cantonal and Swiss federal corporate taxes, including capital tax.
We are entitled under Swiss laws to carryforward any losses incurred for a period of seven years, which could be used to offset future taxable income. As of December 31, 2024, we had total tax loss carryforwards totaling $352.2 million with $347.5 million of which no deferred tax asset has been recorded as they are expected to expire prior to being utilized to offset future incomes. We currently have tax loss carryforwards in Switzerland, the U.S., the U.K., and Brazil. Of our loss carryforwards, $344.6 million are in Switzerland and can be carried forward through future periods that will expire at various dates between January 1, 2025 and December 31, 2031. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full during the allotted time periods.

Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Change
	2024	2023	$	%
Revenue	$65,173	$62,371	$2,802	4%
Cost of revenue	(21,236)	(19,458)	(1,778)	9%
Gross profit	43,937	42,913	1,024	2%
Research and development costs	(34,366)	(36,969)	2,603	(7)%
Selling and marketing costs	(29,369)	(28,423)	(946)	3%
General and administrative costs	(46,953)	(53,301)	6,348	(12)%
Other operating income, net	183	954	(771)	(81)%
Operating loss	(66,568)	(74,826)	8,258	(11)%
Interest income	3,362	4,547	(1,185)	(26)%
Interest expense	(1,913)	(588)	(1,325)	(225)%
Fair value adjustments on warrant obligations	370	—	370	100%
Foreign exchange gains (losses), net	3,479	(7,628)	11,107	146%
Loss before income taxes	(61,270)	(78,495)	17,225	(22)%
Income tax expense	(1,223)	(486)	(737)	152%
Loss for the year	$(62,493)	$(78,981)	$16,488	(21)%
Revenue
The following table presents revenue by stream for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
SOPHiA DDM Platform	$63,546	$60,904	$2,642	4%
Workflow equipment and services	1,627	1,467	160	11%
Total revenue	$65,173	$62,371	$2,802	4%
Revenue was $65.2 million for the year ended December 31, 2024, compared to $62.4 million for the year ended December 31, 2023. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue, partially offset by a $0.1 million headwind in foreign exchange impact over the course of the year related to the depreciation in the exchange rates between key transactional currencies, particularly the euro and the Swiss franc, and our reporting currency, the U.S. dollar. SOPHiA DDM Platform revenue was $63.5 million for the year ended December 31, 2024 compared to $60.9 million for the year ended December 31, 2023. This increase was primarily attributable to an increase in analysis volume, particularly across our Oncology application portfolio driven by growth in our HemOnc application, partially offset by a decrease in biopharma revenue of $1.9 million. Workflow equipment and services revenue was $1.6 million for the year ended December 31, 2024, compared to $1.5 million for the year ended December 31, 2023.

Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Cost of revenue	$(21,236)	$(19,458)	$(1,778)	9%
Gross profit	$43,937	$42,913	$1,024	2%
Gross margin	67%	69%
Cost of revenue was $21.2 million for the year ended December 31, 2024, compared to $19.5 million for the year ended December 31, 2023. This increase was primarily attributable to an increase of $1.4 million in amortization of capitalized software development expense as expenses were $3.5 million and $2.1 million for the years ended December 31, 2024 and 2023, respectively. We also saw a $1.3 million increase in materials and services-related costs driven by our increased volumes, partially offset by a $1.1 million decrease in computational and storage-related costs. The increase in gross profit to $43.9 million for the year ended December 31, 2024 as compared to $42.9 million for the year ended December 31, 2023 was due to benefits from economies of scale achieved with regards to our computational and storage-related costs partially offset by higher amortization of capitalized software development expense.
Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income, net for the years ended December 31, 2024 and 2023:

(Amounts in USD thousands, except %)	Year ended December 31,		Change
	2024	2023	$	%
Research and development costs	$(34,366)	$(36,969)	$2,603	(7)%
Selling and marketing costs	(29,369)	(28,423)	(946)	3%
General and administrative costs	(46,953)	(53,301)	6,348	(12)%
Other operating income, net	183	954	(771)	(81)%
Total operating expenses	$(110,505)	$(117,739)	$7,234	(6)%
Research and Development Costs
Research and development costs were $34.4 million for the year ended December 31, 2024, compared to $37.0 million for the year ended December 31, 2023. This decrease was primarily attributable to a $2.5 million decrease in professional fees expenses driven by a $0.8 million increase in outsourced capitalized software development cost and cost saving efforts of $1.7 million to minimize external resourcing development utilization, offset by an increase in employee-related expenses, including bonuses and share-based compensation, of $0.5 million for R&D initiatives related to the development of new applications and products, as we retain and hire key positions.
Selling and Marketing Costs
Selling and marketing costs were $29.4 million for the year ended December 31, 2024, compared to $28.4 million for the year ended December 31, 2023. The increase was primarily attributed to an increase in marketing and conference-related expenses of $1.1 million as we launched more focused campaigns and a $0.4 million increase in professional fees as we improve our sales-cycle timeline, partially offset by a decrease of $0.7 million in our allowance for doubtful accounts as we continue to improve our ability to collect on outstanding cash in a timely manner.

General and Administrative Costs
General and administrative costs were $47.0 million for the year ended December 31, 2024, compared to $53.3 million for the year ended December 31, 2023. This decrease was primarily attributable to a $3.3 million decrease in employee-related expenses, including bonus and share-based compensation from the headcount reduction taken in 2023 and the reduction of executive and employee performance related bonuses; a $1.0 million decrease in public company-related expenses as we negotiated more favorable public company insurance terms; and a $0.6 million decrease in professional fees as we continue to reduce spending.
Other Operating Income, net
Other operating income, net was $0.2 million for the year ended December 31, 2024, compared to $1.0 million for the year ended December 31, 2023.
Interest Income
The following table presents interest income for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Interest income	$3,362	$4,547	$(1,185)	(26)%
Interest income was $3.4 million for the year ended December 31, 2024, compared to $4.5 million for the year ended December 31, 2023. The decrease was primarily driven by a $1.2 million decrease in the interest earned on cash held in short term deposits and money market funds due to lower cash balances than in the prior year and decreasing interest rates.
Interest Expense
The following table presents interest expense for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Interest expense	$(1,913)	$(588)	$(1,325)	225%
Interest expense was $1.9 million for the year ended December 31, 2024, compared to $0.6 million for the year ended December 31, 2023. The increase was primarily driven by a $1.3 million increase in interest expense from borrowings under the Perceptive Loan Agreement.
Fair Value Adjustments on Warrant Obligations
The following table presents the fair value adjustments on warrant obligations for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Fair value adjustments on warrant obligations	$370	$—	$370	100%
Fair value adjustments on warrant obligations had a gain of $0.4 million for the year ended December 31, 2024. We did not have any fair value adjustments on warrant obligations for the year ended December 31, 2023 as the warrant certificate was issued on May 2, 2024 as part of the Perceptive Credit Agreement.

Foreign Exchange Gains (Losses), net
The following table presents the foreign exchange gains (losses), net for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Foreign exchange gains (losses), net	$3,479	$(7,628)	$11,107	(146)%
Foreign exchange gains were $3.5 million for the year ended December 31, 2024, compared to foreign exchange losses of $7.6 million for the year ended December 31, 2023. This increase in foreign exchange gains was primarily driven by a change in unrealized net foreign exchange gains (losses), net of $11.2 million, primarily arising from the revaluation of intercompany foreign currency receivable balances into SOPHiA GENETICS SA’s functional currency of the Swiss franc, partially offset by $0.1 million in realized net foreign exchange losses. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.
Income Tax Expense
The following table presents income tax expense for the years ended December 31, 2024 and 2023:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2024	2023	$	%
Income tax expense	$(1,223)	$(486)	$(737)	152%
Income tax expense was $1.2 million for the year ended December 31, 2024, compared to $0.5 million for the year ended December 31, 2023. This tax expense is primarily attributed to current and deferred tax expenses recorded in France, the U.S., and Italy, and, to a lesser extent, to the provision for uncertain tax positions.
Off-Balance Sheet Arrangements and Commitments
We have a minimum purchase agreement with a vendor related to computational and hosting-related costs. As part of the agreement, we have a total minimum commitment of approximately $70.7 million from the period beginning November 1, 2022 through October 31, 2027 and an additional one-year grace period to meet the minimum commitment by October 31, 2028. As of December 31, 2024 and 2023, our remaining commitments are $58.8 million and $70.3 million, respectively.
Other than the above agreement with Microsoft, we did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.
B. Liquidity and Capital Resources
For a discussion of our liquidity and capital sources and cash flows for the year ended December 31, 2023 and comparison to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F filed with the SEC on March 4, 2024.
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $80.2 million as of December 31, 2024 which were held for a variety of growth initiatives and investments in our SOPHiA DDM Platform and related solutions, applications, products, and services as well as working capital purposes. Our cash and cash equivalents are comprised of cash on hand, deposits held at call with external financial institutions, money market funds, and bank and other short-term highly liquid investments with original maturities of three months or less.

On May 2, 2024 (the “closing date”), SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) up to $35.0 million principal amount of term loans that we may draw upon on or prior to March 31, 2026, subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“SOFR”) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. Term SOFR means the SOFR reference rate that is two business days prior to the first day of the preceding calendar month. We have the right to prepay the term loans at any time subject to applicable prepayment premiums. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in our business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of our and certain of our subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Perceptive Credit Agreement also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against us and our subsidiaries and change in control, the occurrence of which gives the lenders the right to declare the term loans and all obligations under the Perceptive Credit Agreement immediately due and payable. We remain in full compliance with all covenants contained in the Perceptive Credit Agreement as of December 31, 2024.

In addition, we issued to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments.

On April 23, 2024 we entered into a credit agreement with Credit Suisse SA for up to CHF 0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between us and Credit Suisse SA at the time of each draw down. As of December 31, 2024, we had no borrowings outstanding under the Credit Facility.
In August 2023, we established an at-the-market (“ATM”) offering program pursuant to which we may sell, from time to time, ordinary shares having an aggregate offering price of $50.0 million. For the year ended December 31, 2024, we did not sell any ordinary shares under this program.
We have funded our operations primarily through equity financing and through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses and services. Invoices for our products and services are a substantial source of revenue for our business, which are included on our consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.

Uses of Capital Resources
Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2024 and 2023, our net losses were $62.5 million and $79.0 million, and our cash burn was $58.0 million, exclusive of the $15.0 million in cash received from the Perceptive Credit Agreement, and $55.4 million, exclusive of $17.5 million from the maturity of term deposits, respectively. As of December 31, 2024, we had an accumulated deficit of $440.3 million. Our primary use of capital sources has been to fund our operations and grow our business, which has included developing new solutions, expanding our market opportunities for our SOPHiA DDM Platform.
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
•the ability of our customers and collaborators to secure any required regulatory clearance or approval for their product candidates, other products, and services the development of which they rely on our SOPHiA DDM Platform and related solutions, applications, products, and services;
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
Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Year ended December 31,
(in USD thousands)	2024	2023
Net cash from (used in):
Operating activities	$(42,822)	$(48,575)
Investing activities	(8,176)	8,320
Financing activities	11,585	(2,817)
Net (decrease) increase in cash and cash equivalents	$(39,413)	$(43,072)
Effect of exchange rate differences on cash and cash equivalents	$(3,612)	$5,018
Operating Activities
Net cash used in operating activities was $42.8 million for the year ended December 31, 2024 as compared to $48.6 million for the year ended December 31, 2023. This decrease of $5.8 million was primarily attributable to a decrease in our net loss before tax, and was aided by a decrease in working capital of $3.5 million as we are more cost conscious and focused on collections of account receivables and a decrease of $8.1 million in finance (income) expense, net primarily driven by unrealized foreign exchange gains on intercompany loans, which is a non-cash impact, and interest income; offset by a $1.2 million increase in share-based compensation from the 2024 grants and $1.3 million increase in movements in provisions and pensions from the increase of pension costs associated with the change in pension plans. The pension charge was related to the increase in the actuarial value of the Company’s pension liability and was not a cash expense in 2024.
Investing Activities
Net cash used in investing activities was $8.2 million for the year ended December 31, 2024 as compared to $8.3 million provided from investing activities for the year ended December 31, 2023. The decrease of $16.5 million was primarily attributable to the proceeds associated with the maturity of investments in term deposits of $17.5 million in 2023 and no investments in term deposits in 2024, partially offset by a decrease of $1.3 million in our purchase of property and equipment as no additional capital purchases were required to support research and development and revenue-generation activities.
Financing Activities
Net cash provided from financing activities was $11.6 million for the year ended December 31, 2024 as compared to $2.8 million used in financing activities for the year ended December 31, 2023. This increase of $14.4 million was primarily attributable to the $15.0 million in cash received from the Perceptive Credit Agreement.
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
Deferred contract revenue balances relating to analyses not performed within 12 months from the date of the delivery date are recognized as revenue. This policy is not based on contractual conditions but on our experience of customer behavior and expiration of the supply kits associated with the analyses.
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
We enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution. Contracts may contain multiple performance obligations or performance obligations that are recognized over time, at a point in time upon achievement of milestones, or through a combination of both methods depending on our ability to satisfy the requirements to recognize revenue over time and reasonably estimate the amount of revenue to recognize. See “Arrangements with multiple performance obligations” below for further discussion on treatment of biopharma contracts.
Generally, the primary performance obligation in these arrangements is the delivery of analysis results in the form of a final report, resulting in revenue being recognized, in most cases, upon the issuance of the final report or successful recruitment of clinical trial participants.
Workflow Materials and Services
Revenue from workflow materials and services includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services. These include the provision of set-up programs and training and the sale of kits and tests that are not linked to use of the platform. Set-up programs and training, also referred to as MaxCare, are typically combined with a customer’s first order prior to the customer beginning to use our SOPHiA DDM Platform, or customer’s first order of a new product prior to the customer being able to access the new pipeline.
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
We assess biopharma contracts upon execution of each contract given their project based nature. We establish each performance obligation within the contract and determines the appropriate value to be ascribed to be each performance obligation. When relevant to the biopharma contract, we utilize previously established SSPs for our dry lab and bundle solutions or other services. When the performance obligation(s) is only specific to the biopharma contract, we utilize all available information to reasonably estimate the correct value allocated to each performance obligation
Capitalized Internal Software Development Costs
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
Share-Based Compensation
For the years ended December 31, 2024 and 2023, we granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, our Board of Directors may offer options to directors, employees and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
Measuring the Cost of Share Options
The fair value of the options outstanding under all plans are measured at each reporting date using an adjusted form of the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.
For options granted after the IPO in July 2021, the fair value at grant date is determined using a Black-Scholes option pricing model and the strike price is determined as the most recent public market close price of our stock on the date of grant.

The key inputs used in the valuation model for the stock options are outlined below.

	EIP 2021
	Year Ended December 31,
	2024			2023
Weighted average strike price (in USD)	$4.78			$4.44
Share price at grant date (in USD)	$3.40	-	$4.96	$2.53	-	$4.72
Expected life of share options (years)	5.50	-	7.00	5.50	-	7.00
Expected volatility (%)	72.86%	-	74.95%	69.50%	-	74.96%
Risk free interest rate (%)	3.50%	-	4.40%	3.45%	-	4.67%
Dividend yield (%)	—%			—%

Recognizing the Cost of Share Options
At each reporting date, we record expense for the vested options granted and for partially earned but non-vested portions of options granted. This results in a front-loaded expense to the statement of loss. In addition, at each reporting date we reappraise our estimate of the likelihood and date of a future transaction that would cause all outstanding options to vest and, if necessary, accelerates the recognition of the unrecognized cost in the statement of loss. We account for these plans as equity-settled. The expense to the statement of loss therefore results in a corresponding credit being booked to “Other reserves” within equity.
Goodwill Impairment Testing
We operate as one segment or as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. We assess the recoverable value of goodwill by comparing our equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in our consolidated financial statements. Impairment testing is performed on an annual basis as of October 1. The value as of October 1, 2024 and 2023 were in part based on our market capitalization, which is a factor of our outstanding shares multiplied by the price of our stock on October 1, 2024 and 2023, respectively.
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

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of loss.
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
For defined contribution plans, we pay contributions to publicly or privately administered pension insurance plans. Employee contributions to these plans is voluntary and these contributions are matched by the employer. We have no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Contributions are charged to the statement of loss as incurred.
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
Accounts receivable-trade balances are non-interest bearing and payment terms are generally under agreements with payment terms typically of 30 to 60 days, payment terms can be extended up to 180 days. Our customers primarily consist of government-owned or government-funded hospitals, laboratories with very low credit risks, and biopharmaceutical companies. We had minimal instances of actual credit losses in 2023 and 2024 and believe that this will continue to be the case.
Income Taxes
Uncertain Tax Positions
We file tax returns as prescribed by the tax laws of the jurisdictions in which we operate and is therefore subject to tax examination by various taxing authorities. In the normal course of business, we are subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, Australia, the U.K. and the U.S. In 2022 a tax assessment examination was rendered by the French tax authority during an audit of our 2018 and 2019 tax returns. In 2023, a tax assessment was rendered by the French tax authority during the review of the 2022 tax return as discussed below. In 2024, a tax assessment was rendered by the Swiss tax authority regarding our 2019 through 2023 tax returns. We are not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There are no other tax examinations in progress as of December 31, 2024.

We record tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which we operate.

Item 6. Directors, Senior Management, and Employees
A. Directors and Senior Management
The following table presents information about our executive officers and directors. Ages are as of February 15, 2025.

Name	Position(s)	Age
Executive Officers and Directors
Jurgi Camblong	Chief Executive Officer and Director	46
Ross Muken	President	45
George Cardoza	Chief Financial Officer	63
Daan van Well	Chief Legal and Compliance Officer	50
Manuela da Silva Valente	Chief People Officer	55
Zhenyu Xu	Chief Scientific Officer	42
Philippe Menu	Chief Medical Officer and Chief Product Officer	43

Non-Executive Directors
Troy Cox	Chairman of the Board of Directors	60
Tomer Berkovitz	Director	45
Kathy Hibbs	Director	61
Didier Hirsch	Director	73
Vincent Ossipow	Director	56
Jean-Michel Cosséry	Director	65
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
Ross Muken, B.Sc., has served as our President since November 2024 and was previously our Chief Financial Officer from February 2021 to November 2024 and our Chief Operating Officer from March 2023 to November 2024. From 2019 to 2020, Mr. Muken served as the Chief Financial Officer of Click Therapeutics, Inc. From 2012 to 2019, Mr. Muken served as the Senior Managing Director and Partner of Equity Research at Evercore/ISI Group. Prior to that, Mr. Muken served in various roles at Deutsche Bank, including as Managing Director of Equity Research, and at Thomas Weisel Partners. Mr. Muken holds a B.Sc. in business administration from Boston University.
George Cardoza, M.B.A., has served as our Chief Financial Officer since November 2024. From August 2023 to November 2024, he was the Chief Financial Officer and Head of Service Delivery at Biocartis, a molecular diagnostics company. From July 2022 to August 2023, he was the Chief Executive Officer of AccuraGen. Prior to that, he spent over twelve years with NeoGenomics Laboratories in several executive roles (CFO from November 2009 to March 2018, President Pharma Services Division from March 2018 to July 2021), and President and Chief Operating Officer Laboratory Operations from July 2021 to April 2022), and previously spent more than fourteen years with Quest Diagnostics in various roles including Controller of the Central Region. Mr. Cardoza holds a B.S. in Finance and Accounting from Syracuse University and an M.B.A. from Michigan State University.

Daan van Well, LL.M., M.B.A., has joined as our General Counsel in June 2019. In March 2023 was appointed Chief Legal & Compliance Officer, and since November 2024 he has served as Chief Legal & Regulatory Officer. Mr. Van Well has more than 20 years of legal, governance and compliance experience. From 2018 to 2019, Mr. Van Well served as the founder and managing partner of consulting firm SpringWorks Sàrl. From 2010 to 2017, Mr. Van Well served in various legal positions with PwC Switzerland, including as the Head of Legal from 2011 to 2017. Prior to that, Mr. Van Well served as corporate secretary and senior legal counsel of Royal Ahold N.V. (currently Koninklijke Ahold Delhaize N.V.) and practiced law at Loyens & Loeff N.V. in Rotterdam, The Netherlands. Mr. Van Well holds a LL.M. in Dutch civil law from Utrecht University and an Executive M.B.A. in management and corporate finance from HEC Lausanne.
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

Kathy Hibbs, J.D., has served as a member of our board of directors since March 2021. She served as Chief Administrative Officer at 23andMe, Inc. from 2022 to May 2024, and prior to that, as Chief Legal and Regulatory Officer from 2014 to 2022. Earlier in her career, Ms. Hibbs held key leadership roles in legal, business development and compliance functions at Genomic Health, Inc., Monogram Biosciences Inc. and Varian Medical Systems, Inc. In addition to our board of directors, Ms. Hibbs serves on the board of directors of Standard BioTools. Ms. Hibbs holds a J.D. from the University of California, Hastings College of Law.
Didier Hirsch, M.Sc., M.S., has served as a member of our board of directors since June 2020. From 2010 to 2018, Mr. Hirsch served as the senior vice president and chief financial officer of Agilent Technologies, Inc. Prior to that, Mr. Hirsch held various leadership roles in finance at Agilent Technologies, Inc. and Hewlett-Packard Company. In addition to our board of directors, Mr. Hirsch serves on the board of directors of Knowles Corporation and previously served on the board of directors of International Rectifier Corporation, Logitech

International S.A. and Azenta Inc. Mr. Hirsch holds an M.Sc. in computer science from Toulouse University and an M.S. in industrial administration from Purdue University.
Vincent Ossipow, Ph.D., has served as a member of our board of directors since June 2014. Dr. Ossipow has been a partner at Omega Funds. Dr. Ossipow has also served as the Chief Scientific Officer of Omega Alpha SPAC. Prior to that, Dr. Ossipow held various investment management positions at Sectoral Asset Management and Pictet Bank. In addition to our board of directors, Dr. Ossipow serves on the board of directors of BioInvent International AB and FoRx SA, and previously served on the board of directors of Aerium Inc., Immunic, Inc., eTheRNA NV, Andrew Alliance S.A., Lifespan, Inc., Raindance Technologies, CNx SA and Kuros Biosciences AG. Dr. Ossipow holds a Ph.D. in molecular biology from the University of Geneva.

Jean-Michel Cosséry, Ph.D., Pharm.D., M.B.A., has served as a member of our board of directors since June 2022. From 2012 to 2018, Dr. Cosséry served in various senior leadership positions at Eli Lilly and Company, including as Vice President, North America Oncology, as well as Vice President and Managing Director of Lilly U.K. and Northern Europe. Prior to that, he served as Vice President and Chief Marketing Officer of GE Healthcare as well as in senior positions at Novartis International AG and Serono (now Merck (Schweiz) AG). Dr. Cosséry serves on the board of directors of Malin Corporation plc and is the chairman of Scancell Holdings PLC. He previously served on the boards of Exact Therapeutics AS, Diurnal plc, Eracal Therapeutics Ltd., Immunocore Holdings Limited and Kymab Ltd. When based in the UK he served on the board of directors of ABPI (UK) LIMITED and as chairman of the board of directors of the American Pharmaceutical Group in the UK. Dr. Cosséry holds an M.B.A. from the Rotterdam School of Management, a Ph.D. with honors in nuclear chemistry and neurobiology from Paris Sud University, and a Pharm.D. with honors in pharmacology from Paris Sud University.
Relationships
There are no family relationships among any of our directors or executive officers.
B. Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2024, the aggregate compensation paid or accrued to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was $4.5 million, the total fair value of stock options and non-vested share awards granted to the members of our board of directors and our executive officers was $13.2 million, and the amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers was $0.3 million.
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
Awards. Equity incentive awards under the 2021 Equity Incentive Plan may be granted in the form of options (including incentive stock options and non-qualified stock options), share appreciation rights, restricted shares, restricted share units, performance awards or other share-based awards. Options and share appreciation rights will have an exercise price determined by the compensation committee and, in the case of options granted to a participant subject to U.S. taxation, will not be less than fair market value of the underlying ordinary shares on the date of grant (or, if such options consist of incentive stock options and the participant owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock (a “ten percent shareholder”), an exercise price not less than 110% of the fair market value of the underlying ordinary shares on the date of grant). In addition, under the 2021 Equity Incentive Plan, options and share appreciation rights may not have a term that exceeds ten years (or, in the case of an incentive stock option granted to a ten percent shareholder, a term that exceeds five years).

Eligible Participants. The compensation committee is able to offer equity awards at its discretion under the 2021 Equity Incentive Plan to (1) any of our employees or any of our subsidiaries, (2) any non-employee directors serving on our board of directors and (3) any consultants or other advisors to us or any of our subsidiaries; provided that only employees of our company or certain of our subsidiaries may be granted incentive stock options. To the extent required by applicable law and our articles of association in effect from time to time, all awards and rights, payments and benefits granted or made under the 2021 Equity Incentive Plan to our directors and executive officers are subject to the approval of the relevant total amount of compensation by our shareholders.
Share Reserve. The maximum number of ordinary shares initially reserved for issuance pursuant to awards under the 2021 Equity Incentive Plan is 7,800,740 ordinary shares, which will be increased on the first day of each fiscal year of the Company, beginning with the 2022 fiscal year, in an amount equal to the least of (i) a number of ordinary shares equal to five percent (5%) of the total number of shares of all classes of shares of the Company outstanding on the last day of the immediately preceding fiscal year, (ii) such number of shares determined by our board of directors, and (iii) the aggregate number of shares available to our board of directors under our articles of association or otherwise that may be granted as, or be subject to, equity incentive awards on such date. To ensure that our board of directors can reserve a sufficient number of ordinary shares for purposes of the 2021 Equity Incentive Plan, we plan to request shareholders approve annual increases to the Company’s conditional share capital for employee participation. In addition, ordinary shares reserved for issuance under the 2021 Equity Incentive Plan are subject to adjustment in the event of certain corporate transactions or events if necessary to prevent dilution or enlargement of the benefits made available under the 2021 Equity Incentive Plan.
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

During the year ended December 31, 2024, we have granted to the members of our board of directors and to our executive officers, in the aggregate, the right to acquire 2,810,010 ordinary shares under the 2021 Equity Incentive Plan. Options granted to executive officers during 2024 vest 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years. The weighted-average exercise price for the options granted during 2024 was $3.29. During the year ended December 31, 2024, we granted to the members of our board of directors and to our executive officers, in the aggregate, 840,681 RSUs under the 2021 Equity Incentive Plan. The RSUs granted to an executive officer are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a quarterly basis over the remaining three years, subject to the executive officer’s continued employment with us; any unvested RSUs will be forfeited should the executive officer terminate his or her employment with us. The restricted share units granted to a non-executive member of the board of directors are subject to a vesting period set to be completed upon the the Company’s 2025 Annual General Meeting, subject to continued service on our board of directors.
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
Additional Information
We are required under Swiss law to provide additional disclosure regarding the compensation of our executive officers and directors. We incorporate by reference the information contained in Exhibit 99.2 of the Report on Form 6-K filed with the SEC on March 4, 2025 (other than the Report of the Statutory Auditor and Section 4 Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee).
C. Board Practices
Board Composition and Election of Directors
Our board of directors is composed of seven members. Under the laws of Switzerland, each director is elected for a one-year term. The current members of our board of directors will serve until our annual general meeting of shareholders in 2025.
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
Director Independence
Our board of directors has affirmatively determined that each of Troy Cox, Tomer Berkovitz, Kathy Hibbs, Didier Hirsch, Vincent Ossipow, and Jean-Michel Cosséry is an independent director within the meaning of applicable Nasdaq standards.
Diversity
Our board of directors values diversity among its members. Our nomination and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. The matrix below sets forth a summary of the diversity of our board of directors as of February 1, 2025:
Country of Principal Executive Offices: Switzerland
Foreign Private Issuer: Yes
Disclosure Prohibited under Home Country Law: No
Total Number of Directors: 7

	Female	Male	Non-Binary	Did Not Disclose
Gender Identity	1	6	0	0

Board Meetings
In 2024, our board of directors held 9 meetings.
Committees of the Board of Directors
Our board of directors has three committees: an audit committee, a compensation committee, and a nomination and corporate governance committee.
Audit Committee
The audit committee, which consists of Didier Hirsch (chair), Tomer Berkovitz, and Kathy Hibbs, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the compensation, retention, and oversight of the work of our independent registered public accounting firm that our shareholders elect as our external auditors. The audit committee consists exclusively of members of our board of directors who are financially literate, and each of Didier Hirsch and Tomer Berkovitz are considered an “audit committee financial expert” as defined by the SEC. Our audit committee complies with Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that each of Didier Hirsch, Tomer Berkovitz, and Kathy Hibbs satisfy the “independence” requirements under Nasdaq listing standards and Rule 10A-3 under the Exchange Act.
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
•review and discuss with management and the independent auditor the unaudited condensed consolidated quarterly financial statements
•review with management and the independent auditor (i) any analyses or other written communications prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, (ii) our material accounting policies and practices, (iii) the effect of regulatory and accounting initiatives, as well as off-balance-sheet transactions and structures, on our financial statements and (iv) any major issues regarding accounting principles and financial statement presentations;
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
•review and make recommendations to the board of directors regarding our compensation and benefits plans (cash and/or equity-based plans) and, where appropriate or required, make recommendations to adopt, amend, and terminate such plans;
•to the extent not delegated by the compensation committee to a different body or a third party, administer our compensation and benefits plans; and
•review and assess risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on us.
Nomination and Corporate Governance Committee
The nomination and corporate governance committee, which consists of Troy Cox (chair), Kathy Hibbs, and Didier Hirsch, is responsible for director and board committee nominations, succession planning, performance evaluation, and reviewing and amending, if required, our corporate governance framework and guidelines. The members of the nomination and corporate governance committee and its chair are appointed by our board of directors.
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
The following strategies help ensure that we attract and retain high quality employees:
•Attracting Talent. Our dedicated and experienced global talent acquisition team identifies and attracts the most qualified candidates. Our locations were strategically selected to attract highly educated talent from renowned universities and engineering schools, and we regularly attend events and use social media to increase awareness of our brand to prospective candidates. As part of our hiring process, we conduct scientific and technical assessments to ensure that candidates have the appropriate skills and expertise.
•Retaining and Developing Talent. As part of our effort to continuously motivate and engage our employees and provide professional development for our employees, we provide corporate talent reviews and follow-up individual development plans for our employees, and have created career ladders with grading systems for all departments with detailed job descriptions on what is required at each level. We also perform employee engagement surveys that inform our dedicated task forces as they continuously strive to increase employee satisfaction and morale.
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
As of December 31, 2024, we had 423 full-time equivalents (“FTE”) across 27 countries, of whom 323 were located in EMEA, 75 were located in North America, 15 were located in Latin America and 10 were located in Asia Pacific. Over the course of the year ended December 31, 2024, we employed, on average, 431 FTEs. Approximately 43% of our employees are engaged in research and development.
In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. As of December 31, 2024, we have bargaining agreements in place for France, Spain, Italy, Belgium, and Austria, with 96 employees subject to collective bargaining agreements. We believe that our relationship with our employees is good.
E. Share Ownership
See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table presents information relating to the beneficial ownership of our ordinary shares as of February 15, 2025 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•each of our executive officers and directors and persons nominated to serve in such positions; and
•all executive officers and directors and persons nominated to serve in such positions as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 15, 2025 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.
The percentage of outstanding ordinary shares beneficially owned is computed on the basis of 66,831,071 ordinary shares outstanding as of February 15, 2025. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is SOPHiA GENETICS SA, La Pièce 12, CH-1180 Rolle, Switzerland.

	Number of Ordinary Shares	Percentage of Ordinary Shares
Principal Shareholders	Beneficially Owned	Beneficially Owned

5% or Greater Shareholders
Alychlo NV(1)	6,993,800	10.46%
Generation IM Sustainable Solutions Fund III, L.P.(2)	6,789,560	10.16%
aMoon(3)	5,510,564	8.25%
Balderton Capital VI, S.L.P.(4)	3,361,880	5.03%

Executive Officers and Directors

Jurgi Camblong(5)	2,654,245	3.97%
Vincent Ossipow	443,811	*
Zhenyu Xu(5)	396,605	*
Troy Cox	234,251	*
Daan van Well	126,710	*
Didier Hirsch	133,931	*
Jean-Michel Cosséry	111,720	*
Ross Muken	128,133	*
George Cardoza	—	*
Philippe Menu	39,605	*
Manuela da Silva Valente	60,375	*
Kathy Hibbs	35,508	*
Tomer Berkovitz	—	*

All executive officers and directors as a group (13 persons)	4,364,894	6.53%
*Less than 1% of our total outstanding ordinary shares.
(1)This information is based solely on a Schedule 13G filed by Alychlo NV and Marc Coucke with the SEC on February 14, 2022. Marc Coucke is the principal shareholder, chairman and managing director of Alychlo NV. The principal business address of each of the foregoing persons or entities is Lembergsesteenweg 19, 9820 Merelbeke, Belgium.
(2)This information is based solely on a Schedule 13G filed by Generation Investment Management LLP, Generation IM Sustainable Solutions GP III Limited, and Generation IM Sustainable Solutions Fund III, L.P. with the SEC on November 13, 2024. The principal business address of each of the foregoing entities is 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.

(3)Based on information available to us, aMoon Growth Fund Limited Partnership holds voting and dispositive power over 5,139,917 shares and aMoon Edge Limited Partnership holds voting and dispositive power over 192,541 shares. The principal business address of each of the foregoing entities is 34 Yerushalaim Rd, Beit Gamla, 6th Floor Ra’anana, 4350110, Israel.
(4)This information is based solely on a Schedule 13G filed by Balderton Capital VI, S.L.P. with the SEC on February 20, 2024. Balderton Capital General Partner VI, S.a.r.l. is the managing general partner of Balderton Capital VI, S.L.P. and may be deemed to have voting, investment and dispositive power with respect to these securities. Adrian Rainey, Donatien-Xavier Martin and Marie Calinet are the managers of Balderton Capital General Partner VI, S.a.r.l. and may each be deemed to share voting, investment, and dispositive power with respect to these securities.
(5)The shares owned by the parties have been pledged pursuant to lending arrangements.
As of February 15, 2025, we had approximately 155 shareholders of record of our ordinary shares. We estimate that as of February 15, 2025, approximately 61.87% of our outstanding ordinary shares are held by 10 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities such as Cede & Co. as nominee for the Depository Trust Company.

B. Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2024 with any of our executive officers and directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management, and Employees—B. Compensation.”
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
Dividends and Dividend Policy
We have never declared or paid cash dividends on our share capital. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and business prospects and other factors our board of directors may deem relevant.The Perceptive Credit Agreement also limits our ability to pay dividends.
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
Item 9. The Offer and Listing
A. Offer and Listing Details
Our ordinary shares are listed on Nasdaq under the symbol “SOPH.” For a description of our ordinary shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”
C. Markets
See “—A. Offer and Listing Details.”
Item 10. Additional Information
B. Memorandum and Articles of Association
See Exhibit 2.1 to this Annual Report for a description of our ordinary shares and Exhibit 1.1 to this Annual Report for a description of our articles of association.
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
The agreement had an initial term of five years. It automatically renews for additional one-year periods unless a party notifies the other of its decision not to renew the agreement. We also have the right to terminate the agreement if we do not agree with changes made by IDT in accordance with the provisions of the agreement, including in connection with changes to master specification documents for any research or commercial product. In addition, each party has the right to terminate the agreement effective immediately if the other party fails to meet essential terms of the agreement and such failure is not cured.
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
The agreement had an initial term of three years. It automatically extended for one two-year period followed by an additional one-year period, thereafter it automatically extends for one-year periods unless a party notifies the other of its decision not to renew the agreement. The parties may terminate the agreement effective immediately for cause or upon notice in certain situations.
New England Biolabs (“NEB”)—Supply Agreement
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
NEB shall not unreasonably reject any purchase order and shall use commercially reasonable efforts to fill purchase orders for any quantity of product that, alone or cumulatively with other purchase orders submitted to it for product delivery during the relevant calendar quarter, exceeds the amount specified in the binding portion of the then-current rolling forecast.
Prior to each shipment of products, NEB shall perform quality control procedures reasonably necessary to ensure that the products to be shipped conform fully to the specifications as agreed upon by us with NEB from time to time.
The agreement had an initial term of three years. It has been automatically extended for two additional two-year periods and thereafter it will automatically extend for successive two-year periods, unless either party notifies the other party in writing at least six months prior to the expiration of the then-current term that such party does not wish to continue the agreement.
Watchmaker Genomics, Inc. (“Watchmaker”)— OEM Supply Agreement

In December 2021, we entered into an OEM supply agreement with Watchmaker for the supply of certain components embedded into our library preparation kits. Under the agreement, we receive the non-exclusive right to offer and resell the products manufactured by Watchmaker as part of “bundle” solutions worldwide. We cannot offer such products as stand-alone items or as components of products other than our library preparation kits. Watchmaker is obligated to use its commercially reasonable efforts to manufacture and deliver products in quantities ordered by us.

We are required to provide Watchmaker in writing with a rolling four-quarter forecast on a quarterly basis, which serve as a good faith estimate to facilitate Watchmaker’s production scheduling and solely impact delivery dates.

The agreement has an initial term of five years. It will renew automatically for one-year periods unless a party notifies the other of its decision not to renew. The parties may terminate the agreement for cause on 30-day prior notice. We may terminate the agreement on 60-day prior notice in the event the company might be prevented from manufacturing or selling “bundle” solutions.

Microsoft—Strategic Framework Agreement

We entered into a multi-year integrated strategic partnership agreement with Microsoft to improve healthcare workflows globally by enabling multimodal data curation, development, and deployment. Pursuant to the amendment to our original agreement, effective as of November 1, 2022, we committed to buy products and services from the Microsoft Azure suite of offerings for an aggregate amount of approximately $70.7 million over a five-year period in exchange for (i) discounted pricing, (ii) a twelve-month Azure credit for a value of approximately $1.8 million and (iii) the provision by Microsoft of additional consulting and product support services at no cost for SOPHiA GENETICS as part of Microsoft’s “End-Customer Investment Funding” program, for a value of approximately $1.3 million.

Microsoft may terminate the agreement for cause on 30-day prior notice. None of the parties may terminate the agreement for convenience prior to the coverage period.
Debt Agreements

Perceptive—Credit Agreement

On May 2, 2024 (the “Closing Date”), SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement (the “Perceptive Credit Agreement”) and related guaranty with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) up to $35.0 million principal amount of term loans that we may draw upon on or prior to March 31, 2026, subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the Closing Date and accrue interest at Term SOFR (Secured Overnight Financing Rate) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. We have the right to prepay the term loans at any time subject to applicable prepayment premiums.

The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in our business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of SOPHiA GENETICS SA’s and certain of its subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Perceptive Credit Agreement also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against us and our subsidiaries and change in control, the occurrence of which gives the lenders the right to declare the term loans and all obligations under the Perceptive Credit Agreement immediately due and payable.

In addition, we issued to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments.
Lease Agreements

Swisscanto Anlagestiftung—Lease Agreement

We entered into a lease agreement with Swisscanto Anlagestiftung, Zürich for our new offices in Rolle, effective as of July 1st, 2021, for a ten-year term ending on June 30th, 2031. The lease in total is for approximately 65,860 square feet, and comprises our headquarters of office space and laboratory facilities. We may terminate the lease agreement after eight years, subject to a 12-month prior notice and liquidated damages. Conversely, we have a right to request the extension of the term under similar terms no later than fourteen months prior to the initial term. The base rent amounts to approximately $1.14 million per year from 2024 onward and is indexed on Swiss Consumer Price Index as published by Swiss Federal Statistical Office. Payment obligations under the lease agreement are secured by bank guarantees. We are prohibited from subleasing all or part of the leased surface or to transfer the lease to a third-party without the lessor’s prior consent. The parties may terminate the agreement for cause on 30-day prior notice. Upon expiry of the lease, we may leave the facilities “as is”, except for the laboratory which must be dismantled, unless otherwise agreed with the lessor.
D. Exchange Controls
There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our ordinary shares.
E. Taxation
The following discussion is based on the tax laws, regulations, and regulatory practices of Switzerland and the United States as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.
Current and prospective shareholders are advised to consult their own tax advisors in light of their particular circumstances as to the Swiss or U.S. tax laws, regulations and regulatory practices that could be relevant for them, the acquiring, owning and selling or otherwise disposing of our ordinary shares and receiving dividends and similar cash or in-kind distributions on our ordinary shares (including dividends on liquidation proceeds and share dividends) or distributions on our ordinary shares based upon a capital reduction or reserves paid out of capital contributions and the consequences thereof under the tax laws, regulations, and regulatory practices of Switzerland or the United States.
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
A holder who is a resident of the U.S. for purposes of the double taxation agreement between the U.S. and Switzerland (the “Treaty”) without taxable presence in Switzerland to which the ordinary shares are attributable or who is a qualified U.S. pension fund and who, in each case, is the beneficial owner of the ordinary shares and the dividend or distribution and who meets the conditions of the Treaty may apply for a full refund of the Swiss federal withholding tax in the case of qualified U.S. pension funds or in excess of the amount of the 15% treaty rate in all other cases. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms together with an instruction form may be obtained from any Swiss consulate general in the U.S., the Swiss Federal Tax Administration at the address below or be downloaded from the Swiss Federal Tax Administration’s website. Four copies of the form must be duly completed and signed before a notary public of the U.S., and three of them must be sent to the Swiss Federal Tax Administration (currently at Eigerstrasse 65, CH-3003, Bern, Switzerland). The form must be accompanied by suitable evidence of deduction of the Swiss federal withholding tax, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend subject to the tax became payable.
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

Swiss Federal, Cantonal, and Communal Income Taxes
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
For a discussion of the Swiss federal withholding tax treatment of dividends and distributions or capital gains on ordinary shares, see above “—Swiss Federal Withholding Tax.” For a discussion of the automatic exchange of information in tax matters, see below “—International Automatic Exchange of Information in Tax Matters” and for a discussion of the Swiss facilitation of the implementation of the Foreign Account Tax Compliance Act (FATCA), see below “—Swiss Facilitation of the Implementation of FATCA.”
Ordinary Shares Held By Swiss Resident Individuals as Private Investments
Dividends and other cash or in-kind distributions (including scrip or stock dividends), if any, on ordinary shares, to the extent made or paid by us out of reserves from capital contributions and distributions, if any, to the extent made or paid by us on ordinary shares based upon a capital reduction, and the purchase price of ordinary shares bought back for a capital reduction charged to reserves from capital contributions are exempt from Swiss federal, cantonal, and communal income tax for holders of ordinary shares who are individuals resident in Switzerland for tax purposes and who hold the ordinary shares as private investments.
Conversely, any dividends and other cash or in-kind distributions (including scrip or stock dividends), if any, on ordinary shares to the extent made or paid by us out of profit and reserves other than reserves from capital contributions, and the purchase price for ordinary shares bought back, if any, by us for a capital reduction to the extent booked against reserves other than reserves from capital contributions, will be subject to Swiss federal, cantonal, and communal taxable income for such holders.
A capital gain realized by a holder on the sale of ordinary shares (other than a sale to us in a share buy-back for capital reduction) held as private investments classifies as tax-exempt private capital gain and, vice versa, a capital loss as non-tax deductible private capital loss for purposes of Swiss federal, cantonal, and communal income tax.
See below “—Ordinary shares held as assets of a Swiss business” for a summary of the taxation treatment of Swiss resident individuals who, for income tax purposes, are classified as “professional securities dealers.”
Ordinary Shares Held as Assets of a Swiss Business
For a corporation or an individual who holds the ordinary shares as part of a trade or business carried on in Switzerland, any dividends and any other distributions, if any, made or paid by us on ordinary shares, and any capital gain or loss realized on the sale of ordinary shares, are includable in, or deductible from, respectively, the taxable income in the relevant taxation period for purposes of Swiss federal, cantonal, and communal individual or corporate income tax. This taxation treatment also applies to Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers.”
Corporate taxpayers will be eligible for dividend relief (réduction pour participations) in respect of dividends and distributions, if any, on ordinary shares if either the market value of the ordinary shares held by them equals or exceeds CHF 1.0 million or the ordinary shares represent 10% or more of our share capital.
International Automatic Exchange of Information in Tax Matters
Switzerland has concluded a multilateral agreement with the EU on the international automatic exchange of information (“AEOI”) in tax matters, which applies to all EU member states. In addition, Switzerland signed the multilateral competent authority agreement on the automatic exchange of financial account information (the “MCAA”) and a number of bilateral AEOI agreements with other countries, most of them on the basis of the MCAA. Based on these agreements and the implementing laws of Switzerland, Switzerland collects and exchanges data in respect of financial assets held in, and income derived thereon and credited to, accounts or deposits (including ordinary shares held in such accounts or deposits) with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in another treaty state. An up-to-date list of the AEOI agreements to which Switzerland is a party that are in effect, or signed but not yet in effect, can be found on the website of the State Secretariat for International Financial Matters.
Swiss Facilitation of the Implementation of FATCA
The United States and Switzerland entered into an intergovernmental agreement (the “U.S.-Switzerland IGA”) to facilitate the implementation of FATCA. Under the U.S.-Switzerland IGA, financial institutions acting out of Switzerland generally are directed to become participating foreign financial institutions. The U.S.-Switzerland IGA ensures that accounts held by U.S. persons with Swiss financial institutions (including accounts in which ordinary shares are held) are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance, on the basis of the Treaty. The Treaty, as amended in 2019, includes a mechanism for the exchange of information in tax matters upon request between Switzerland and the United States, which is in line with international standards, and allows the United States to make group requests under FATCA concerning non-consenting U.S. accounts and non-participating foreign financial institutions for periods from June 30, 2014. Furthermore, the Swiss Federal Council approved a mandate for negotiations with the United States on October 8, 2014, with regard to a change from the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. On June 27, 2024, Switzerland and the United States negotiated and signed the mandate adopted on October 8, 2014 (Model 1 of the FATCA agreement), which provides for the reciprocal automatic exchange of information between Switzerland and the U.S. The implementation of this new mandate is to be enforced starting January 1, 2027.
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
This discussion applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, it does not describe any tax consequences other than U.S. federal income tax consequences, including state and local tax consequences and estate or gift tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the special tax accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax on net investment income, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain banks, insurance companies, and other financial institutions;
•brokers, dealers, or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares as part of a straddle, wash sale, conversion transaction or other integrated transaction, or persons entering into a constructive sale with respect to the ordinary shares;
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
U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.
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
Cash is generally characterized as a passive asset for these purposes. Goodwill, is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We hold a substantial amount of cash, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill and the characterization of our goodwill as passive or non-passive. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Although we believe that we were a PFIC for our 2022 taxable year, based the nature of our operations and assets, as well as certain as to our income and the relative values of our assets during our 2023 and 2024 taxable years, we believe that we were not a PFIC for our 2023 and 2024 taxable years (subject to the discussion in the next paragraph with respect to U.S. Holders who held our ordinary shares during our 2022 taxable year). There can be no assurance that the IRS will agree with our conclusion. In addition, we have not obtained any valuation of our assets (including goodwill). U.S. Holders should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time. Accordingly, our PFIC status for 2025 and any future taxable year is uncertain.
If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Accordingly, since we believe that we were a PFIC for our 2022 taxable year, we believe that we will remain a PFIC with respect to a U.S. Holder that held our ordinary shares during our 2022 taxable year. U.S. Holders should consult their tax advisors regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in this section. Additionally, in the event that the U.S. Holder made a qualified electing fund (“QEF”) or mark to market election (as described below) for the year that we were a PFIC, special rules may apply that mitigate the rules described in this paragraph.
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
If we are a PFIC for any taxable year during which a U.S. Holder holds any of our ordinary shares, such holder will generally be subject to adverse tax consequences. Unless a U.S. Holder makes a timely “mark to market” election or QEF election, each as discussed below, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax on such amount. Further, to the extent that any distributions received on a U.S. Holder’s ordinary shares during a taxable year exceed 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever is shorter, those distributions will be subject to taxation in the same manner as gain, described immediately above.
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
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621, including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us.
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
As discussed above under “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy,” we do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. For so long as our ordinary shares are listed on the Nasdaq or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable holding period requirements, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $80.2 million and $123.3 million as of December 31, 2024 and 2023, respectively, which are comprised of money market funds and bank and short-term deposits with maturities up to three months. Our cash and cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.
As of December 31, 2024, we currently have $15.0 million of debt outstanding under the Perceptive Credit Agreement. Based on the terms of the Perceptive Credit Agreement, the monthly interest expense fluctuates based on the SOFR reference rate that is two business days prior to the first day of the preceding calendar month. Given our outstanding debt under this agreement, we are subject to interest rate risk related to debt obligations if the SOFR were to move significantly.
We do not believe that a hypothetical 100 basis points change in interest rates would have a material effect on our business, financial condition, or results of operations. We do not enter into investments for trading or speculative purposes. We do not use any financial instruments to manage our interest rate risk exposure.
Foreign Exchange Risk
We operate internationally and a portion of our revenue, expenses, assets, liabilities, and cash flows are denominated in currencies other than our presentation currency. As a result, we are exposed to fluctuations in foreign exchange rates.
The sensitivity of our income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. For the years ended December 31, 2024 and 2023, we were exposed principally to movements in four cross-currency pairs. The sensitivity of our loss before tax to such changes was as follows:

	December 31,
	2024			2023			2022
Increase / (decrease) in USD/CHF exchange rate by 10%	562	/	(562)	3,034	/	(3,034)	6,614	/	(6,614)
Increase / (decrease) in EUR/CHF exchange rate by 10%	(75)	/	75	508	/	(508)	(94)	/	94
Increase / (decrease) in GBP/CHF exchange rate by 10%	25	/	(25)	(23)	/	23	(83)	/	83
Increase / (decrease) in USD/EUR exchange rate by 10%	(2,605)	/	2,605	(513)	/	513	503	/	(503)
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
We do not believe that credit risk had a material effect on our business, financial condition, or results of operations. The largest outstanding balance represented 18% of trade and other receivables in 2024, which is attributable to one of our biopharma customers. This is due to a large invoice related to significant portions of contracts completed as of December 2024.The customer is one of the largest biopharma firms in the world and has a strong payment history and is in good standing with us. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition, or results of operations.
Inflation Risk
We believe our business is able to pass along increases in the costs of providing our applications, products, and services caused by inflation by increasing the prices of our applications, products, and services. For multi-year contracts, our general terms and conditions allow us to increase prices, at minimum on an annual basis. However, we do not believe that inflation had a material effect on our business, financial condition, or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.
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

On May 2, 2024, in connection with the Perceptive Credit Agreement and in a private placement exempt from registration under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, we issued and sold to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments. We did not receive any proceeds from the sale of the Warrant Certificate beyond our entry into and borrowings under the Perceptive Credit Agreement.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.
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

B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with the IFRS Accounting Standards as issued by the IASB.
As of December 31, 2024, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2024 is effective.
C. Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the company’s independent registered public accounting firm because we are an emerging growth company under the JOBS Act.
D. Changes in Internal Control Over Financial Reporting
There were no changes to internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that each of Didier Hirsch and Tomer Berkovitz are considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that each of Didier Hirsch, Tomer Berkovitz, and Kathy Hibbs satisfy the “independence” requirements under Nasdaq listing standards and Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
We have adopted the Code of Ethics, which is applicable to all of our employees, executive officers and directors. The Code of Ethics is available on our website www.sophiagenetics.com. Our board of directors is responsible for overseeing the Code of Ethics and will be required to approve any waivers of the Code of Ethics for our executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website. For the year ended December 31, 2024, we did not grant any waivers of the Code of Ethics.
Item 16C. Principal Accountant Fees and Services
Fees

	For the year ended December 31,
	2024	2023
Audit fees	$890,945	$905,525
Audit-related fees	5,204	5,916
Tax fees	—	—
All other fees	3,924	9,875
Total fees	$900,073	$921,316

For the year ended December 31, 2024 and 2023, PricewaterhouseCoopers SA was the Company’s auditor for the IFRS Accounting Standards and statutory accounts.

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
Other services include services performed for statutory non-financial requirements and other reporting guidance databases.
Pre-Approval Policies and Procedures
In accordance with the requirements of the Sarbanes-Oxley Act and rules issued by the SEC, we review and pre-approve of any services performed by PricewaterhouseCoopers SA. The procedures require that all proposed future engagements of PricewaterhouseCoopers SA for audit and permitted non-audit work are submitted to the audit committee of our board of directors for approval prior to the beginning of any such service. In accordance with this policy, all services performed by and fees paid to PricewaterhouseCoopers SA in this Item 16C were approved by the audit committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Issuer Purchases of Equity Securities

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 1, 2024 to January 31, 2024	—	N/A	—	—
February 1, 2024 to February 28, 2024	—	N/A	—	—
March 1, 2024 to March 31, 2024	—	N/A	—	—
April 1, 2024 to April 30, 2024	—	N/A	—	—
May 1, 2024 to May 31, 2024	—	N/A	—	—
June 1, 2024 to June 30, 2024	—	N/A	—	—
July 1, 2024 to July 31, 2024	—	N/A	—	—
August 1, 2024 to August 31, 2024	—	N/A	—	—
September 1, 2024 to September 30, 2024	—	N/A	—	—
October 1, 2024 to October 31, 2024	—	N/A	—	—
November 1, 2024 to November 30, 2024	—	N/A	—	—
December 1, 2024 to December 31, 2024	—	N/A	—	—
Total	—	N/A	—	—

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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by our directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable listing standards. Our Insider Trading Policy and Rule 10b5-1 Plan Policy are filed as Exhibits 11.1 and 11.2, respectively, of this Annual Report. In addition, it is our policy not to engage in transactions in company securities while aware of material nonpublic information relating to the company or its securities.
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
The scope of applicability includes our globally accessible cloud-native solution offering along with all physical associated geographical locations: Switzerland, the U.S., and France. This is designed to achieve comprehensive global risk coverage across operations, application development, wet-lab analysis, and R&D. Many of these capabilities are delivered in-house, however third-party services are engaged in a modest capacity to support specific activities, such as security operations center capabilities and annual penetration testing. Where engaged, the organization has vendor management procedures in place that require cross-functional participation from the areas of Quality, Procurement, Regulatory, Legal, and Cybersecurity. These procedures are also interlinked directly with cybersecurity’s ISMS.
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

Our board of directors has overall oversight responsibility for our risk management and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Technology Officer (“CTO”), who has over 20 years of technology leadership, receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our dedicated personnel hold a multitude of certifications, including but not limited to Certified information systems security professional (“CISSP”), Certified Ethical Hacker, and experienced information systems security professionals and information security managers with many years of experience. Management, including the CTO and our cybersecurity team, update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, such as, key performance metrics, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.
In 2024, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Cybersecurity or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, service outages, loss of revenue, significant liabilities, harm to our brand and decreased/denied use of our SOPHiA DDM Platform and related solutions, applications, products, or services.” in this annual report on Form 20-F.

PART III
Item 17. Financial Statements
See “Item 18—Financial Statements.”
Item 18. Financial Statements
The financial statements are filed as part of this Annual Report, beginning on page F-1.
Item 19. Exhibits
The following documents are filed as part of Annual Report on Form 20-F:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date

1.1	Articles of Association of SOPHiA GENETICS SA

2.1	Description of Securities

4.1#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated March 19, 2018	F-1	333-257646	10.1	July 2, 2021

4.2#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated May 29, 2019	F-1	333-257646	10.2	July 2, 2021

4.3#	Amended and Restated Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated October 9, 2018	F-1	333-257646	10.5	July 2, 2021

4.4#	Amendment No. 1 to Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated May 4, 2019	F-1	333-257646	10.6	July 2, 2021

4.5#	OEM Supply Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated as of January 19, 2018	F-1	333-257646	10.7	July 2, 2021

4.6#	Amendment No. 1 to the SOPHiA GENETICS SA Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated June 7, 2019	F-1	333-257646	10.8	July 2, 2021

4.7#†	Supply Agreement between SOPHiA GENETICS SA and New England Biolabs, Inc., dated January 4, 2019	20-F	001-40627	4.11	March 15, 2022

4.8#	Supply Agreement between SOPHiA GENETICS SA and Watchmaker Genomics, Inc.,dated December 6, 2021

4.9#	Strategic Partnership Agreement between SOPHiA GENETICS SA and Microsoft, dated October 28, 2022

4.10	Credit agreement between Perceptive Credit Holdings IV, LP and SOPHiA GENETICS SA	6-K	001-40627	99.4	May 7, 2024

4.11	Warrant certificate	6-K	001-40627	99.5	May 7, 2024

4.12	Lease Agreement between SOPHiA GENETICS SA and Swisscanto Anlagestiftung, dated March 8, 2021

4.13§	Form of Indemnity Agreement with directors and officers	F-1	333-257646	10.10	July 2, 2021

4.14§	SOPHiA GENETICS SA 2021 Equity Incentive Plan	F-1	333-257646	10.13	July 2, 2021

8.1	List of subsidiaries

11.1	SOPHiA GENETICS Insider Trading Policy

11.2	SOPHiA GENETICS 10b5-1 Policy

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers SA

97.1	SOPHiA GENETICS Clawback policy	20-F	001-40627	97.1	March 4, 2024

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

SOPHiA GENETICS SA
By:	/s/ Jurgi Camblong
Name:	Jurgi Camblong
Title:	Chief Executive Officer
Date:	March 4, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SOPHiA GENETICS SA

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOPHiA GENETICS SA and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
Pully, Switzerland

March 4, 2025
We have served as the Company’s auditor since 2020.

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)

		Year ended December 31,
	Notes	2024	2023	2022
Revenue	4	$65,173	$62,371	$47,560
Cost of revenue	5	(21,236)	(19,458)	(16,306)
Gross profit		43,937	42,913	31,254
Research and development costs	6	(34,366)	(36,969)	(35,371)
Selling and marketing costs	6	(29,369)	(28,423)	(28,267)
General and administrative costs	6	(46,953)	(53,301)	(55,816)
Other operating income, net	7	183	954	377
Operating loss		(66,568)	(74,826)	(87,823)
Interest income	8	3,362	4,547	1,324
Interest expense	8	(1,913)	(588)	(639)
Fair value adjustments on warrant obligations	23	370	—	—
Foreign exchange gains (losses), net	8	3,479	(7,628)	(447)
Loss before income taxes		(61,270)	(78,495)	(87,585)
Income tax expense	9	(1,223)	(486)	136
Loss for the year		(62,493)	(78,981)	(87,449)
Attributable to the owners of the parent		(62,493)	(78,981)	(87,449)

Basic and diluted loss per share	10	$(0.95)	$(1.22)	$(1.36)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2024	2023	2022
Loss for the period		$(62,493)	$(78,981)	$(87,449)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments		(9,679)	15,037	(4,336)
Total items that may be reclassified to statement of loss		(9,679)	15,037	(4,336)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	21	327	(212)	2,154
Total items that will not be reclassified to statement of loss		327	(212)	2,154
Other comprehensive (loss) income for the period		$(9,352)	$14,825	$(2,182)
Total comprehensive loss for the period		$(71,845)	$(64,156)	$(89,631)
Attributable to owners of the parent		$(71,845)	$(64,156)	$(89,631)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Balance Sheets
(Amounts in USD thousands)

		December 31,
	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents	11	$80,226	$123,251
Accounts receivable	12	7,436	13,557
Inventory	13	5,868	6,482
Prepaids and other current assets	14	5,875	4,757
Total current assets		99,405	148,047
Non-current assets
Property and equipment	15	5,209	7,469
Intangible assets	16	28,998	27,185
Right-of-use assets	17	14,168	15,635
Deferred tax assets	9	1,767	1,720
Other non-current assets	18	5,762	6,100
Total non-current assets		55,904	58,109
Total assets		$155,309	$206,156
Liabilities and equity
Current liabilities
Accounts payable	19	$5,220	$5,391
Accrued expenses	20	13,217	17,808
Deferred contract revenue	4	5,732	9,494
Lease liabilities, current portion	17	2,190	2,928
Warrant obligations	23	444	—
Total current liabilities		26,803	35,621
Non-current liabilities
Borrowings	23	13,237	—
Lease liabilities, net of current portion	17	14,603	15,673
Defined benefit pension liabilities	21	3,839	3,086
Other non-current liabilities		337	334
Total non-current liabilities		32,016	19,093
Total liabilities		58,819	54,714
Equity
Share capital		4,188	4,048
Share premium		472,244	471,846
Treasury shares		(702)	(646)
Other reserves		61,037	53,978
Accumulated deficit		(440,277)	(377,784)
Total equity		96,490	151,442
Total liabilities and equity		$155,309	$206,156
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Changes in Equity
(Amounts in USD thousands, except share data)

	Notes	Shares	Share capital	Treasury Shares	Treasury Share capital	Share premium	Other reserves	Accumulated deficit	Total
January 1, 2022		63,857,604	$3,328	—	$—	$470,887	$12,539	$(211,354)	$275,400
Loss for the period		—	—	—	—	—	—	(87,449)	(87,449)
Other comprehensive loss		—	—	—	—	—	(2,182)	—	(2,182)
Total comprehensive loss		—	—	—	—	—	(2,182)	(87,449)	(89,631)
Share-based compensation	22	—	—	—	—	—	13,613	—	13,613
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	22	—	—	373,616	19	736	(7)	—	748
Issuance of shares to be held as treasury shares		2,540,560	136	(2,540,560)	(136)	—	—	—	—
December 31, 2022		66,398,164	$3,464	(2,166,944)	$(117)	$471,623	$23,963	$(298,803)	$200,130
Loss for the period		—	—	—	—	—	—	(78,981)	(78,981)
Other comprehensive loss		—	—	—	—	—	14,825	—	14,825
Total comprehensive loss		—	—	—	—	—	14,825	(78,981)	(64,156)
Share-based compensation	22	—	—	—	—	—	15,242	—	15,242
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	22	—	—	999,339	55	223	(52)	—	226
Issuance of shares to be held as treasury shares		10,500,000	584	(10,500,000)	(584)	—	—	—	—
December 31, 2023		76,898,164	$4,048	(11,667,605)	$(646)	$471,846	$53,978	$(377,784)	$151,442
Loss for the period		—	—	—	—	—	—	(62,493)	(62,493)
Other comprehensive loss		—	—	—	—	—	(9,352)	—	(9,352)
Total comprehensive loss		—	—	—	—	—	(9,352)	(62,493)	(71,845)
Share-based compensation	22	—	—	—	—	—	16,488	—	16,488
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	22	—	—	1,456,526	84	398	(77)	—	405
Issuance of shares to be held as treasury shares		2,423,056	140	(2,423,056)	(140)	—	—	—	—
December 31, 2024		79,321,220	$4,188	(12,634,135)	$(702)	472,244	61,037	(440,277)	96,490
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Consolidated Statements of Cash Flows
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2024	2023	2022
Operating activities
Loss before tax		$(61,270)	$(78,495)	$(87,585)
Adjustments for non-monetary items
Depreciation	15,17	4,575	5,508	3,791
Amortization	16	4,021	2,828	1,780
Finance (income) expense, net		(5,210)	2,934	(685)
Fair value adjustments on warrant obligations	23	(370)	—	—
Expected credit loss allowance	12	(523)	214	(467)
Share-based compensation	22	16,488	15,242	13,613
Intangible assets write-off	16	—	—	73
Movements in provisions and pensions	13,21	1,617	308	953
Research tax credit	6	(726)	(1,129)	(1,292)
Loss on disposal of property and equipment	15	—	28	—
Gain on disposal of lease liability		—	(733)	—
Working capital changes
Decrease (Increase) in accounts receivable		5,892	(6,500)	1,332
(Increase) decrease in prepaids and other assets		(1,157)	1,375	(977)
Decrease (Increase) in inventory		69	(874)	(200)
(Decrease) Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		(7,385)	6,871	(1,428)
Cash used in operating activities		(43,979)	(52,423)	(71,092)
Income tax paid		(536)	(801)	—
Interest paid		(1,728)	(6)	(266)
Interest received		3,421	4,655	1,265
Net cash flows used in operating activities		(42,822)	(48,575)	(70,093)
Investing activities
Purchase of property and equipment	15	(244)	(1,494)	(4,097)
Acquisition of intangible assets	16	(195)	(263)	(464)
Capitalized development costs	16	(7,737)	(7,469)	(5,820)
Proceeds upon maturity of term deposits	11	—	17,546	78,533
Purchase of term deposits	11	—	—	(26,179)
Net cash flow (used in) provided from investing activities		(8,176)	8,320	41,973
Financing activities
Proceeds from exercise of share options	22	405	226	748
Proceeds from borrowings, net of transaction costs	23	13,930	—	—
Payments of principal portion of lease liabilities	17	(2,750)	(3,043)	(2,316)
Net cash flow provided from (used in) financing activities		11,585	(2,817)	(1,568)
Decrease in cash and cash equivalents		(39,413)	(43,072)	(29,688)
Effect of exchange differences on cash balances		(3,612)	5,018	(1,969)
Cash and cash equivalents at beginning of the year		123,251	161,305	192,962
Cash and cash equivalents at end of the year		$80,226	$123,251	$161,305
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA, Rolle
Notes to the Consolidated Financial Statements
1. Company information and operations
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in healthcare and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
On June 26, 2023, during the Company’s Annual General Meeting, the move of the statutory seat from Saint-Sulpice, Canton Vaud, Switzerland to Rolle, Canton Vaud, Switzerland was approved.
As of December 31, 2024, the Company had the following wholly-owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	U.K.
SOPHiA GENETICS, Inc.	U.S.
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
The Company’s Board of Directors approved the issue of the consolidated financial statements on March 4, 2025.
Issued share capital
As of December 31, 2024, the Company had issued 79,321,220 shares of which 66,687,085 are outstanding and 12,634,135 are held by the Company as treasury shares. As of December 31, 2023, the Company had issued 76,898,164 shares of which 65,230,559 are outstanding and 11,667,605 are held by the Company as treasury shares. All shares were considered paid as of December 31, 2024.
At the next ordinary Annual General Meeting, the Board of Directors will not propose any dividend in respect of the year ended December 31, 2024.
Treasury shares
During the first quarter of 2022, the Company issued 2,540,560 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. During the second quarter of 2023, the Company issued 10,500,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. During the third quarter of 2024, the Company issued 2,423,056 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. The Company held 12,634,135 and 11,667,605 treasury shares as of December 31, 2024 and 2023, respectively.

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
On consolidation, assets and liabilities of foreign operations reported in their local functional currencies are translated into USD. Differences arising from the retranslation of opening net assets of foreign operations, together with differences arising from the translation of the net results for the year of foreign operations, are recognized in other comprehensive income under currency translation adjustments. Gains or losses resulting from foreign currency transactions are included in net income.
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

Going concern basis
The consolidated financial statements have been prepared on a going concern basis (See Note 27 – “Capital management”).
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
Financial assets measured at amortized cost
Financial assets initially measured at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified, or impaired. The Company’s financial assets at amortized cost include cash and accounts receivable.
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
Financial assets—impairment
For cash and cash equivalents, the Company invests in short-term highly liquid assets where it has never incurred and does not expect to incur credit losses.
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
See Note 12 – “Accounts receivable” for further information about the Company’s accounting for trade receivables.
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
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as interest expense in the statement of loss.

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
New standards, amendments to standards and interpretations
New standards, amendments to standards, and interpretations issued recently effective
As of January 1, 2024 the amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (“IAS 1”), as issued by the IASB became effective. The Company assessed the changes to the accounting standard and determined the amendments did not have a material impact on the Company’s financial statements.
New standards, amendments to standards, and interpretations issued not yet effective
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements, was issued to achieve comparability of the financial performance of similar entities. The standard, which will replace IAS 1 impacts the presentation of primary financial statements and notes, including the statement of profit and loss where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. The Company is currently evaluating the new standard to determine if it will have a material impact on the Company’s financial statements.
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
For the years ended December 31, 2024 and 2023, respectively, the Company had a physical presence in three countries outside of its headquarters in Switzerland: France, the United States, and Brazil. An analysis of the location of non-current assets other than financial instruments and deferred tax assets by country is as follows (in USD thousands):

	As of December 31,
	2024	2023
Switzerland	$44,282	$46,370
France	2,184	3,000
United States	1,906	913
Brazil	3	6
Total non-current assets other than financial instruments and deferred tax assets	$48,375	$50,289

4. Revenue
Critical accounting estimates and judgments
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
Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms typically of 30 to 60 days with payment terms extended up to 180 days. Therefore, contracts do not contain a significant financing component.
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

Refer to "—Arrangements with multiple performance obligations” below for how revenue is allocated between the performance obligations.
Deferred contract revenue balances relating to analyses not performed within 12 months from the date of the delivery date are recognized as revenue. This policy is not based on contractual conditions but on the Company’s experience of customer behavior and expiration dates of the kits associated with the analyses.
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
The Company does enter into biopharma contracts that contain multiple products or services or non-standard terms and conditions. The biopharma contracts are generally unique in nature and each contract is assessed upon execution. Contracts may contain multiple performance obligations or performance obligations that are recognized overtime, at a point-in-time, or a combination depending on the Company’s ability to satisfy the requirements to recognize revenue over time and reasonably estimate the amount of revenue to recognize. See "—Arrangements with multiple performance obligations” below for further discussion on treatment of biopharma contracts.
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
The Company assesses biopharma contracts upon execution of each contract given their unique nature. The Company establishes each performance obligation within the contract and determines the appropriate value to be ascribed to each performance obligation. When relevant the Company utilizes previous established SSPs of its dry lab and bundle solutions or other service. When the performance obligation is specific to only the contract the Company utilizes all available information to reasonably estimate the correct value allocated to the performance obligation.
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
The timing of revenue recognition and billings can result in accrued contract revenue, which is presented within accounts receivable in the consolidated balance sheet and deferred contract revenue which is presented on the face of the consolidated balance sheet.
Accrued contract revenue
Accrued contract revenue relates to revenue recognized from satisfied performance obligations prior to invoicing and is primarily related to Dry Lab to be invoiced for the most recently completed month and some portions of biopharma contracts.
Deferred contract revenue
Deferred contract revenue relates to prepayments received from customers before revenue is recognized and is primarily related to SOPHiA DDM Platform analyses invoiced in advance of the customers performing the analyses, deferred Alamut software revenue, and progress payments received as part of biopharma contracts.

Deferred contract revenue brought forward as of January 1, 2024 and 2023 amounts to $9.5 million and $3.4 million, respectively. During the twelve months ended December 31, 2024 and 2023, the Company satisfied the performance obligations associated with that deferred contract revenue to the extent that revenue was recognized of $9.5 million and $3.4 million, respectively.
The majority of the platform revenue is derived from contracts with an original expected length of one year or less. There are also certain biopharma and Alamut contracts in which performance obligations extend over multiple years, however, these contracts are immaterial. The Company has elected to apply the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.
Disaggregated revenue
When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assesses its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). Additionally, the Company assesses revenues generated in its domiciled country and any country with significant revenue. The following table disaggregates the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Year ended December 31,
	2024	2023	2022

Switzerland	$1,494	$1,432	$1,340
France	10,333	10,076	7,252
Italy	9,983	8,554	6,761
Spain	5,788	6,512	4,665
Rest of EMEA	19,331	17,384	14,860
EMEA	$46,929	$43,958	$34,878

United States	$9,323	$9,465	$5,581
Rest of NORAM	1,977	1,261	1,151
NORAM	$11,300	$10,726	$6,732

LATAM	$2,890	$3,990	$3,003

APAC	$4,054	$3,697	$2,947
Total revenue	$65,173	$62,371	$47,560
Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Year ended December 31,
	2024	2023	2022
SOPHiA DDM Platform	$63,546	$60,904	$45,679
Workflow equipment and services	1,627	1,467	1,881
Total revenue	$65,173	$62,371	$47,560

Workflow equipment and services includes revenues from payments from leased equipment recognized under IFRS 16, Leases, no revenue, $0.1 million, and $0.1 million for the years ended December 31, 2024, 2023, and 2022, respectively.
Major Customers
Revenues from one customer, a distributor for the Company, represented approximately $8.2 million of the Company’s total revenues for the fiscal year ended December 31, 2024. The Company did not have revenues greater than 10% from a single customer in the fiscal year ended December 31, 2023 and 2022, respectively.
5. Cost of revenue
Accounting policies
Cost of revenue comprises costs directly incurred in earning revenue, including computer costs and data storage fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses and amortization of capitalized development costs.
6. Operating expense
Accounting policies
Research and development
Research and development costs consist of personnel and related expenses for technology, application, and product development, depreciation and amortization, laboratory supplies, consulting services, computational and data storage fees paid to hosting providers related to research and development, and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.
Government grants for research and development and innovation received as tax credits
The Company receives government grants in France for research and development and innovation by way of tax credits. Total government grants for research and development and innovation recognized in the statement of loss amounts to $0.7 million, $1.1 million, and $1.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.
Selling and marketing costs
Selling and marketing costs consist of personnel and related expenses for the employees of the sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of the platform among customers, costs of third-party market research, costs related to transportation and distribution of products and allocated overhead costs, and commissions to sales employees. The Company also records increases to, reversals of, and write-offs of the allowance for expected credit losses to selling and marketing costs.
The Company pays sales commission to its employees for obtaining contracts. These costs are expensed as part of employee compensation in selling and marketing costs. They are not capitalized as contract costs as the commissions either represent bonuses payable for revenue earned in the period or have a service condition attached.
General and administrative costs
General and administrative costs consist of personnel and related expenses for executive, accounting and finance, legal, quality, support and human resources functions, depreciation and amortization, professional services fees incurred by these functions, general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.

Operating expense by nature
The table presents operating expenses by nature (in USD thousands):

	For the year ended December 31,
	2024	2023	2022
Changes in inventories of finished goods and work in progress	$(183)	$145	$47
Raw materials and consumables used	(17,529)	(17,504)	(13,341)
Employee benefit expenses	(56,900)	(60,323)	(59,333)
Social charges	(10,514)	(11,956)	(11,480)
Research tax credit	726	1,129	1,292
Share-based compensation	(16,488)	(15,242)	(13,613)
Depreciation	(4,575)	(5,508)	(3,791)
Amortization	(4,021)	(2,828)	(1,780)
Professional fees	(10,987)	(14,245)	(13,837)
Laboratory and office expenses	(5,088)	(6,279)	(6,635)
Travel	(3,115)	(3,087)	(3,217)
Marketing	(2,872)	(1,767)	(2,213)
Licenses	(4,120)	(4,235)	(3,949)
Less: capitalized software development costs ("Note 16 - Intangible assets”)	7,737	7,469	5,820
Other expense	(3,995)	(3,920)	(9,730)
Total	$(131,924)	$(138,151)	$(135,760)
Depreciation and amortization have been charged in the following expense categories (in USD thousands):

	For the year ended December 31,
	2024		2023		2022
	Depreciation	Amortization	Depreciation	Amortization	Depreciation	Amortization
Cost of revenue	$—	$(3,524)	$—	$(2,099)	$—	$(1,133)
Research and development costs	(1,961)	—	(2,494)	—	(1,748)	—
Selling and marketing costs	(1,349)	—	(1,468)	—	(906)	—
General and administrative costs	(1,265)	(497)	(1,546)	(729)	(1,137)	(647)
Total	$(4,575)	$(4,021)	$(5,508)	$(2,828)	$(3,791)	$(1,780)
The table presents employee costs by function, which consists of “Employee benefit expenses”, “Social charges” and “Share-based compensation” from the operating expense table (in USD thousands):

	For the year ended December 31,
	2024	2023	2022
Research and development costs	31,321	31,280	29,169
Selling and marketing costs	20,038	20,174	20,216
General and administrative costs	32,543	36,067	35,041
Total	$83,902	$87,521	$84,426

7. Other operating income, net
Accounting policies
The Company records income and expenses that are not regularly occurring or normal business income and expense to other operating income, net. Other operating income, net consists of gains and losses related to the disposal of tangible assets, write-offs of intangible assets and other operating income (expense).
8. Interest income, Interest expense and Foreign exchange gains (losses), net
Accounting policies
Interest income consists of interest income earned on cash and cash equivalents, short-term investments, and lease receivables. Interest expense consists of interest expense incurred on lease liabilities and loans, which includes, interest on commercial borrowings. The foreign exchange gains and losses arise principally on intercompany receivable balances in the parent company, whose functional currency is the Swiss Franc.
Interest income
The table presents interest income (in USD thousands):

	December 31,
	2024	2023	2022
Interest income	$3,362	$4,547	$1,324
Total interest income	$3,362	$4,547	$1,324
Interest expense
The table presents interest expense (in USD thousands):

	December 31,
	2024	2023	2022
Interest on loans	(1,339)	—	—
Interest on lease liabilities	(567)	(545)	(422)
Other interest	(7)	(43)	(217)
Total interest expense	$(1,913)	$(588)	$(639)
Foreign exchange gains (losses), net
The table presents foreign exchange gains (losses), net (in USD thousands):

	December 31,
	2024	2023	2022
Foreign exchange gains (losses), net	3,479	(7,628)	(447)
Total foreign exchange gains (losses), net	$3,479	$(7,628)	$(447)

9. Income tax
Critical accounting estimates and judgments
Uncertain tax positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and is therefore subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, Australia, the U.K. and the U.S. In 2022 a tax assessment examination was rendered by the French tax authority during an audit of the Company’s 2018 and 2019 tax returns. In 2023, a tax assessment was rendered by the French tax authority during the review of the 2022 tax return as discussed below. In 2024, a tax assessment was rendered by the Swiss tax authority regarding the Company’s 2019 through 2023 tax returns. The Company is not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There are no tax examinations in progress as of December 31, 2024.
The Company records tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which the Company operates.
Accounting policies
The Company is subject to taxes in different countries. Taxes and related fiscal assets and liabilities recognized in the Company’s consolidated financial statements reflect management’s best estimate of the outcome based on the facts known at the balance sheet date in each individual country. These facts may include but are not limited to change in tax laws and interpretation thereof in the various jurisdictions where the Company operates. They may have an impact on the income tax as well as the resulting income tax assets and liabilities. Any differences between tax estimates and final tax assessments are charged to the statement of loss in the period in which they are incurred. Taxes include current and deferred taxes on income as well as actual or potential withholding taxes on current and expected transfers of income from subsidiaries and tax adjustments relating to prior years. Income tax is recognized in the statement of loss, except to the extent that it relates to an item directly taken to other comprehensive income/loss or equity, in which case it is recognized against other comprehensive income/loss or equity, respectively.
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
Deferred taxes are based on the temporary differences that arise when taxation authorities recognize and measure assets and liabilities with rules that differ from the accounting policies of the Company’s consolidated financial statements. They also arise on temporary differences stemming from tax losses carried forward. Deferred taxes are measured at the rates of tax expected to prevail when the temporary differences reverse, subject to such rates being substantively enacted at the balance sheet date. Any changes of the tax rates are recognized in the statement of loss unless related to items directly recognized against other comprehensive income. Deferred tax liabilities are recognized on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, on the basis of the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

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
As of December 31, 2024, and 2023, the Company recorded a provision of $0.2 million and less than $0.1 million, respectively, for unrecognized tax liabilities including interest and penalties. The Company records interest and penalties related to income tax amounts as a component of income tax expense.
France tax audit
The French tax authority issued a tax assessment in December 2022 that reduced the balance of the Company’s tax losses carryforward in France by $1.8 million ($0.4 million tax effected amount) stemming from a review of the Company’s transfer pricing policy. The tax assessment in France has resulted in no other material tax liability or payment. In 2023, the French tax authority performed a review of the Company’s 2022 French tax return. No additional tax liabilities resulted from the review of the 2022 French tax return.
Presentation of income tax (expense) benefits
The following table presents the current and deferred income tax (expense) benefits (in USD thousands):

	For the year ended December 31,
	2024	2023	2022
Current income tax expense
Current year	$(1,115)	$(215)	$(310)
Uncertain tax positions	(155)	(40)	328
Total current income tax expense	$(1,270)	$(255)	$18

Deferred income tax (expense) benefit
Origination and reversal of temporary differences	$47	$(231)	$118

Total deferred income tax (expense) benefit	$47	$(231)	$118

Total income tax (expense) benefit	$(1,223)	$(486)	$136

The following table presents the reconciliation of the expected tax expense to the tax expense report in the statement of loss (in USD thousands):

	For the year ended December 31,
	2024	2023	2022
Loss before tax	$(61,270)	$(77,893)	$(87,585)
Tax at Swiss statutory rate	8,222	10,453	11,749
Effect of tax rates in foreign jurisdictions	(893)	(833)	(292)
Tax effect of:
Unrecognized deferred tax assets	(6,025)	(8,879)	(9,386)
Income not subject to tax	249	303	325
Expense not deductible for tax purposes	(2,263)	(2,085)	(2,265)
Uncertain tax positions	(155)	(40)	328
Recognition of deferred tax assets from previously unrecognized tax assets	—	—	509
2018-2019 French tax assessment	—	—	(427)
Other	(358)	595	(405)
Income tax (expense)/benefit	$(1,223)	$(486)	$136
Movement in the deferred tax balances
During the year ended December 31, 2024, the Company recognized deferred tax assets for its foreign subsidiaries due to intercompany transfer pricing arrangements that will assure realization of their respective deferred tax assets in each country. The following table presents the changes in the Company’s deferred tax assets and deferred tax liabilities (in USD thousands):

	Depreciation & amortization	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2024	$(19)	$—	$(761)	$794	$696	$1,010	$1,720
Recognized in profit or loss	(123)	—	(166)	287	(91)	140	47
Currency translation differences	6	—	30	(34)	(2)	—	—
December 31, 2024	$(136)	$—	$(897)	$1,047	$603	$1,150	$1,767
Deferred tax assets	—	—	—	1,047	670	1,150	2,867
Deferred tax liabilities	(136)	—	(897)	—	(67)	—	(1,100)

	Depreciation & amortization	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2023	$(80)	$9	$(302)	$511	$852	$950	$1,940
Recognized in profit or loss	62	54	(447)	270	(155)	36	(180)
Recognized in OCI	—	(64)	—	—	—	—	(64)
Currency translation differences	(1)	1	(12)	13	(1)	24	24
December 31, 2023	$(19)	$—	$(761)	$794	$696	$1,010	$1,720
Deferred tax assets	—	—	—	794	806	1,010	2,610
Deferred tax liabilities	(19)	—	(761)	—	(110)	—	(890)
Unrecognized deferred tax assets
As of December 31, 2024 and 2023, the Company recognized deferred tax assets to the extent that it was probable that they would be realized. The following table consists of the gross tax loss carryforwards and the deferred tax assets that have not been recognized because it is not probable that there will be future taxable profits to use these benefits (in USD thousands):

	December 31,
	2024		2023
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	$4,623	$661	$4,652	$710
Net operating loss carryforwards	347,533	46,544	344,887	44,614
Total	$352,156	$47,205	$349,539	$45,324
Net operating loss carryforwards
As of December 31, 2024 and 2023, the Company had various net operating loss (“NOL”) carryforwards in Switzerland, the U.K., the U.S., and Brazil that are available to reduce future taxable income and income taxes, the majority of which will expire at various dates through 2031. As of December 31, 2024 and 2023, the Company had the following expiring amounts of unrecognized NOL carryforwards (in USD thousands):

	December 31,
	2024	2023
One year	$15,853	$17,873
Two years	23,958	17,103
Three years	49,729	25,846
Four years	68,886	53,648
Thereafter and unlimited	189,107	230,417
Net operating loss carryforwards	$347,533	$344,887
Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2024, the Company performed an evaluation to determine the likelihood of realization of these tax benefits. In assessing the realization of the deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is not probable that all of the deferred tax assets will be realized in Switzerland and Brazil but has recognized deferred tax assets in France, Italy, the U.K. and the U.S.
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

As of December 31, 2024, the Company plans to indefinitely reinvest any undistributed foreign earnings for all its foreign subsidiaries except France. During the year 2024, the Company received a dividend payment from its French subsidiary in the amount of $3.3 million, paid on October 8, 2024. During the year 2023, the Company received a dividend payment from its French subsidiary in the amount of $2.4 million.

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
10. Loss per share
The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are owned by the Company. The table presents the loss for the year ended December 31, 2024, 2023, and 2022, respectively (in USD thousands, except shares and loss per share):

	Year ended December 31,
	2024	2023	2022
Net loss attributed to shareholders	$(62,493)	$(78,981)	$(87,449)
Weighted average number of shares in issue	66,062,205	64,750,886	64,099,213
Basic and diluted loss per share	$(0.95)	$(1.22)	$(1.36)
For the year ended December 31, 2024, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans and warrants are not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure, for additional details refer to Note 22 — “Share-Based Compensation” and Note 23 — “Borrowings”.
11. Cash and cash equivalents
Accounting policies
Cash and cash equivalents include cash on hand, deposits held at call with external financial institutions, money market funds, and short-term deposits and other short-term highly liquid investments with original maturities of three months or less. They are both readily convertible to known amounts of cash and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Amounts held in money market funds are classified as cash equivalents and are measured as level 1 fair value financial instruments.
The following table presents the allocation between the Company’s cash and cash equivalents (in USD thousands):

	December 31,
	2024	2023
Cash on hand	$13,783	$16,068
Total cash	$13,783	$16,068

Money market funds	$39,586	$60,683
Term deposits less than 3 months	26,857	46,500
Total cash equivalents	$66,443	$107,183

Cash and cash equivalents	$80,226	$123,251

Designated cash
Previously, the Company had designated cash in a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account significantly reduced the premiums associated with the D&O Policy. As of December 31, 2023 the Company had $15 million of designated cash in a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s D&O Policy. In June 2024, the Company renewed the policy and under the new D&O policy removed the requirement for the Company to maintain a designated cash amount. The new D&O policy and elimination of designated cash went into effect in July 2024.

12. Accounts receivable
Critical accounting estimates and judgments
The Company has adopted the simplified method indicated in IFRS 9, Financial Instruments (“IFRS 9”), to build its allowance for expected credit losses (“ECL”). The Company uses a matrix based on a calculation of collectability rates according to historical accounts receivable. Allowance is made for lifetime expected credit losses as invoices are issued or when accrued revenue is recognized. The amount of allowance initially recognized is based on historical experience, tempered by expected changes in future cash collections, due to, for example, expected improved customer liquidity or more active credit management.
Accounting policies
Accounts receivable-trade balances are non-interest bearing and payment terms are generally under agreements with payment terms typically between 30 and 60 days with payment terms extended up to 180 days. The Company’s customers primarily consist of government-owned or government-funded hospitals, laboratories with low credit risk, and biopharmaceutical companies. The Company has had minimal instances of actual credit losses and believes that this will continue to be the case.
The following table presents the trade receivable, accrued contract revenue, and lease receivable less the expected credit loss (in USD thousands):

	As of December 31,
	2024	2023
Trade receivable	$7,088	$10,259
Accrued contract revenue	742	4,451
Lease receivable	—	28
Allowance for expected credit losses	(394)	(1,181)
Net accounts receivable	$7,436	$13,557

The Company records increases to, reversals of, and write-offs of the allowance for expected credit losses as “Selling and Marketing” expenses within its consolidated statements of loss. The following table provides a rollforward of the allowance for expected credit losses for the year ended December 31, 2024 and 2023, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2024	2023
As of January 1	$1,181	$1,095
Increase	114	1,311
Reversals	(637)	(1,097)
Write-off	(213)	(226)
Currency translation adjustments	(51)	98
As of December 31	$394	$1,181
As of December 31, 2024 and 2023, the Company’s largest customer balance represented 18% and 24% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $5.0 million and $6.7 million as of December 31, 2024 and 2023, respectively.
Accounts receivable includes amounts receivable that relate to leases. The Company is the lessor under finance leases related to the leasing out of DNA sequencing automation equipment. The Company recorded no long-term lease receivables as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, the Company recorded no net lease receivables and less than $0.1 million, respectively.
13. Inventory
Accounting policies
Raw materials and finished goods are stated at the lower of cost calculated using the first-in, first-out (“FIFO”) method and net realizable value. Work in progress is stated at the lower of its weighted average cost and net realizable value. Cost comprises direct materials, direct labor, and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.
Inventory consists of the following (in USD thousands):

	December 31,
	2024	2023
Raw materials	$5,526	$7,007
Work in progress	1,321	1,482
Finished goods	105	127
Provision	(1,084)	(2,134)
Total	$5,868	$6,482

Inventory provision movement for the years ended December 31, 2024 and 2023, respectively are as follows (in USD thousands):

	2024	2023
As of January 1	$(2,134)	$(1,503)
Increase	(770)	(1,276)
Reversals	486	136
Write-off	1,241	692
Currency translation adjustment	93	(183)
As of December 31	$(1,084)	$(2,134)
14. Prepaids and other current assets
The following table presents prepaids and other current assets (in USD thousands):

	As of December 31,
	2024	2023
Prepayments	$3,786	$2,764
VAT receivable	1,254	1,483
Government grants receivable	—	165
Other	835	345
Total	$5,875	$4,757
15. Property and equipment
Accounting policies
Property and equipment include leasehold improvements, computer hardware, machinery, and furniture and fixtures.
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

The Company records property and equipment under accrued expense for amounts to be paid within the next 12 months. For the year ended December 31, 2024, no amounts were recorded in accrued expense for property and equipment, and for the year ended December 31, 2023, $0.2 million was recorded.
Property and equipment, net movement for the years ended December 31, 2024 and 2023, respectively are as follows (in USD thousands):

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2024	$6,855	$1,975	$1,460	$1,310	$11,600
Additions	86	115	1	15	217
Disposals	—	(66)	(14)	—	(80)
Currency Translation Adjustment	(485)	(163)	(86)	(81)	(815)
December 31, 2024	$6,456	$1,861	$1,361	$1,244	$10,922

Accumulated depreciation
January 1, 2024	$(1,576)	$(993)	$(831)	$(731)	$(4,131)
Additions	(1,182)	(269)	(208)	(276)	(1,935)
Disposals	—	—	14	—	14
Currency Translation Adjustment	143	92	52	52	339
December 31, 2024	$(2,615)	$(1,170)	$(973)	$(955)	$(5,713)
Net book value at December 31, 2024	$3,841	$691	$388	$289	$5,209

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2023	$6,182	$1,626	$1,633	$1,108	$10,549
Additions	937	176	359	118	1,590
Disposals	(854)	—	(623)	(4)	(1,481)
Currency Translation Adjustment	590	173	91	88	942
December 31, 2023	$6,855	$1,975	$1,460	$1,310	$11,600

Accumulated depreciation
January 1, 2023	$(1,165)	$(665)	$(1,143)	$(447)	$(3,420)
Additions	(1,147)	(246)	(229)	(240)	(1,862)
Disposals	844	—	604	4	1,452
Currency Translation Adjustment	(108)	(82)	(63)	(48)	(301)
December 31, 2023	$(1,576)	$(993)	$(831)	$(731)	$(4,131)
Net book value at December 31, 2023	$5,279	$982	$629	$579	$7,469

16. Intangible Assets

Critical accounting estimates and judgments
Goodwill impairment testing
The Company operates as one segment or as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in the Company’s consolidated financial statements. Impairment testing is performed on an annual basis as of October 1.
Capitalized internally developed software costs
Capitalized costs are based on the employment costs of individuals working on software development and based on timesheets. Special attention is paid to distinguishing between costs incurred on developing new software or software upgrades, which typically are eligible for capitalization, and costs incurred in maintenance and in the correction of problems, which are not eligible.
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
Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either inferred from the public prices of share issues based on the fair value less cost of disposal (“FVLCOD”) method or based on discounted cash flow forecasts, with the net assets as reported in its consolidated financial statements based on the value in use (“ViU”) method. The discounted cash flow approach involves key assumptions that leave considerable scope for judgment. The Company typically compares the two methods and utilizes the greater recoverable amount for the purposes of its impairment testing. Impairment testing is performed on an annual basis as of October 1.
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

For cloud computing costs, the Company capitalized costs for certain configuration and customization costs paid by a customer in a cloud computing or hosting arrangement. IAS 38 Intangible assets (“IAS 38”) aligns the accounting treatment of these costs incurred in a hosting arrangement treated as a service contract with the requirements for capitalization and amortization costs to develop or obtain an intangible asset.
Purchased software and associated capitalized costs are amortized using the straight-line method over an estimated life of five years.
Capitalized internally developed software costs
Costs incurred in the internal development of software are capitalized as intangible assets when they satisfy the criteria required by IAS 38 as set out below.
Software development costs consist entirely of capitalized internally generated costs that are directly attributable to the design, testing, and enhancement of identifiable and unique software applications and products controlled by the Company and incorporated principally within the Company’s SOPHiA DDM Platform. They are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use;
•management intends to complete the software and use or sell it;
•there is an ability to use or sell the software;
•it can be demonstrated how the software will generate probable future economic benefits;
•adequate technical, financial, and other resources to complete the development and to use or sell the software are available, and;
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
Intangible assets, net movement for the years ended December 31, 2024 and 2023, respectively are as follows (in USD thousands):

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2024	$8,999	$4,162	$21,367	$34,528
Additions	—	195	7,737	7,932
Currency Translation Adjustment	(657)	(311)	(1,783)	(2,751)
December 31, 2024	$8,342	$4,046	$27,321	$39,709

Accumulated amortization
January 1, 2024	$—	$(3,001)	$(4,342)	$(7,343)
Additions	—	(484)	(3,537)	(4,021)
Currency Translation Adjustment	—	240	413	653
December 31, 2024	$—	$(3,245)	$(7,466)	$(10,711)
Net book value at December 31, 2024	$8,342	$801	$19,855	$28,998

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2023	$8,188	$3,530	$12,191	$23,909
Additions	—	263	7,469	7,732
Disposals	—	—	—	—
Currency Translation Adjustment	811	369	1,707	2,887
December 31, 2023	$8,999	$4,162	$21,367	$34,528

Accumulated amortization
January 1, 2023	$—	$(2,052)	$(1,894)	$(3,946)
Additions	—	(698)	(2,130)	(2,828)
Disposals	—	—	—	—
Currency Translation Adjustment	—	(251)	(318)	(569)
December 31, 2023	$—	$(3,001)	$(4,342)	$(7,343)
Net book value at December 31, 2023	$8,999	$1,161	$17,025	$27,185
Goodwill arose from the Company’s acquisition of Interactive Biosoftware (“IBS”) in June 2018. Through this acquisition the Company added Alamut (a genomic mutation interpretation software) to its existing SOPHiA DDM Platform.
Goodwill is tested for impairment on an annual basis as of October 1 and at the occurrence of a potential indication of impairment. A triggering assessment is performed each quarter to ensure no occurrence of impairment triggering events. As of December 31, 2024 and 2023, respectively, no impairment charges were recorded related to the Company’s goodwill.
As of October 1, 2024 and 2023, respectively, the Company utilized the equity method (“FVLCOD”) to perform its annual assessment. The estimated equity value of the Company as of October 1, 2024 was $242.5 million, which exceeds the reported net assets of the Company of $113.5 million at that date by $129.0 million. The estimated equity value of the Company as of October 1, 2023 was $165.8 million, which exceeds the reported net assets of the Company of $158.4 at that date by $7.3 million.
On the basis of the analyses performed, the Company concludes that the recoverable amount exceeds the carrying amount of the goodwill and no impairment is needed as of December 31, 2024 and 2023.
17. Leases
Accounting policies
Lessee
The Company assesses at inception of the contract whether a contract is or contains a lease. This assessment involves determining whether the Company obtains substantially all the economic benefits from the use of that asset, and whether the Company has the right to direct the use of the asset. When these conditions are met, the Company recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed in the statements of loss on a straight-line basis over the lease term.
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
The lease liability is subsequently measured at amortized cost using the effective interest rate method and remeasured (with a corresponding adjustment to the related ROU asset) when there is a change in future lease payments due to renegotiation, changes in an index or rate, or a reassessment of options.
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
At the commencement of the lease term, the Company records revenue and the associated costs of sales, being the sale proceeds at fair value of the asset (computed at cost plus a margin) and the cost of the asset, derecognizes the leased asset from inventory, and recognizes a finance lease receivable on the balance sheet equal to the net investment in the lease. The Company notes these lease agreements ended during 2023, and as of December 31, 2024 and 2023, the Company did not have any leases of laboratory equipment.
Company leases
During the year ended December 31, 2024, the Company entered into one office lease as described below.
Rolle office
On March 3, 2021, the Company entered into a 120-month lease for office space in Rolle, Switzerland primarily to support the expansion of the research and development department. The lease in total is for approximately 65,860 square feet, including an additional 21,258 square feet based on a lease amendment as described below, with the Company gaining access to areas on prescribed dates. The Company gained access to 38,761 square feet on July 1, 2021, 5,840 square feet on January 1, 2022, and the remaining 21,258 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than $0.1 million in 2021, $0.5 million in 2022, $1.0 million in 2023, and $1.14 million from 2024 onward. The expected lease commitments are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.
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

Boston office
On June 27, 2024, the Company entered into a 73-month lease for office space in Boston, Massachusetts primarily to support the expansion of the Company’s growth in the United States. The lease in total is for approximately 12,807 square feet. The Company makes fixed payments and additional variable payments depending on the usage of the asset during the contract period. Upon gaining access to the space in September 2024, the Company recorded a right-of-use asset of $2.0 million and a lease liability of $1.9 million. The difference between the ROU and lease liability of less than $0.1 million is driven by initial direct costs to obtain the lease.
Bidart office
On June 1, 2023, the Company entered into a 108-month lease for office space in Bidart, France primarily to support the expansion of the research and development department and the Company’s administrative functions. The lease in total is for approximately 13,509 square feet. Upon commencement of the lease, the Company recorded a right-of-use asset of $2.3 million and a lease liability of $2.3 million. The expected lease commitments resulting from this contract are $0.1 million in 2023 and $0.3 million per year from 2024 onward.
Leases
Generally, lease terms for office buildings are between one and ten years. Any leases with terms less than 12 months and/or with low value are expensed in accordance with the IFRS 16 practical expedients for short-term leases and low-value leases. These expenses amounted to $0.1 million, less than $0.1 million, and $0.2 million for the years ended December 31, 2024, 2023, and 2022, respectively. The Company had cash outflows related to leases less than 12 months and/or with low value of $0.1 million, less than $0.1 million, and $0.2 million for the years ended December 31, 2024, 2023, and 2022, respectively.
The Company has lease liabilities amounting to $12.1 million and $17.8 million for the years ended December 31, 2024 and 2023, respectively, that are linked to consumer price indices in Switzerland and France.
The future cash flow in relation to short-term leases and leases of low value assets is disclosed in Note 25 — “Commitments and contingencies.”
The future cash flow in relation to leases accounted for under IFRS 16 is disclosed in Note 26 — “Financial instruments and risks.”
The Company has several leases with extension and termination options. Management determines, on the basis of the business needs, whether they expect to exercise these options.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the IBR at the lease commencement date. The IBR is the rate of interest that the Company would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. On the basis of this policy, the IBRs used by the Company to discount lease payments outstanding at December 31, 2024 and 2023, respectively, in the countries in which it has recognized right-of-use assets and lease liabilities have been in the range of 2.76% to 11.42% and 2.61% to 4.82%, respectively. The Company notes the variation in IBRs used is due to the timing of lease commencement as well as geographical differences based on the physical location of the lease.
The following table presents the movements in the ROUs (in USD thousands):

	2024	2023
As of January 1	$15,635	$14,268
Additions	2,159	3,814
Depreciation charge	(2,640)	(3,646)
Currency translation effects	(986)	1,199
As of December 31	$14,168	$15,635

The following table presents the movements in the lease liabilities (in USD thousands):

	2024	2023
As of January 1	$18,601	$16,743
Additions	2,152	2,249
Principal paid	(2,750)	(2,816)
Interest paid	(574)	(545)
Non-cash interest	574	545
Currency translation effects	(1,210)	2,425
As of December 31	$16,793	$18,601
18. Other non-current assets
Other non-current assets consist of the following (in USD thousands):

	December 31,
	2024	2023
Research tax credit receivable	$4,244	$4,743
Guarantee deposits	1,518	1,357
Total	$5,762	$6,100
19. Accounts payable
Accounts payable consist of the following (in USD thousands):

	As of December 31,
	2024	2023
Trade payables	1,932	2,256
Employee related payables	2,630	2,366
VAT, sales, and other taxes	658	769
Total	$5,220	$5,391
20. Accrued expenses
Accrued expenses consist of the following (in USD thousands):

	As of December 31,
	2024	2023
Accrued compensation	$10,781	$13,578
Accrued professional fees	1,422	2,612
Accrued inventory purchases	121	340
Accrued IT support	570	613
Accrued legal fees	—	79
Accrued other	323	586
Total	$13,217	$17,808

21. Post-employment benefits
Critical accounting estimates and judgments
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
The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of loss.
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
For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans. Employee contributions to these plans is voluntary and these contributions are matched by the employer. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. Contributions are charged to the statement of loss as incurred.
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
The Company has a funded defined benefit plan in Switzerland, an unfunded defined benefit plan in France, and a defined contribution plan in the U.S. The Company has no occupational pension plans in the U.K. and Brazil.
Swiss pension plan
The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results. As of January 1, 2025, the Company switched from Swiss Life Collective BVG Foundation to Profond for the provision of occupational benefits.

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
The following table provides additional details on the defined benefit plans’ funded status (in USD thousands):

	December 31,
	2024	2023
Present value of defined benefit obligation	$(23,199)	$(23,013)
Fair value of plan assets	19,360	19,927
Net pension liability	$(3,839)	$(3,086)
The following table presents the movement in the defined benefit obligation (in USD thousands):

	2024			2023
	Funded	Unfunded	Total	Funded	Unfunded	Total
January 1	$(22,972)	$(41)	$(23,013)	$(19,221)	$(31)	$(19,252)
Service Cost	(2,625)	(12)	(2,637)	(1,311)	(10)	(1,321)
of which current service cost	(1,683)	(12)	(1,695)	(1,748)	(10)	(1,758)
of which past service cost including effects from curtailment	(942)	—	(942)	437	—	437
Interest expense	(293)	(1)	(294)	(413)	(1)	(414)
Actuarial gains (losses)	(1,342)	—	(1,342)	401	2	403
Actual plan participants’ contributions	(1,295)	—	(1,295)	(1,441)	—	(1,441)
Transfers (in) out due to (joiners) leavers	3,644	—	3,644	1,037	—	1,037
Currency translation differences	1,736	2	1,738	(2,024)	(1)	(2,025)
December 31	$(23,147)	$(52)	$(23,199)	$(22,972)	$(41)	$(23,013)
The service cost and interest expense are charged to the statement of loss as research and development, general and administrative costs, selling and marketing, and interest income, net, respectively. Actuarial gains (losses) are credited or charged to other comprehensive income (loss) as defined benefit plan remeasurements.
As of December 31, 2024, the Swiss and French plans had 209 and 84 active members, respectively. As of December 31, 2023, the Swiss and French plans had 233 and 97 active members, respectively.
As a result of the reduction in conversion factors, the Company incurred a past service cost gain including curtailment of $0.4 million for the year ended December 31, 2023.

The following table presents the movement in the defined benefit plans’ assets (in USD thousands):

	December 31,
	2024	2023
As of January 1	$19,927	$16,577
Interest income	270	387
Return on plan assets, excl. interest income	1,668	(654)
Administrative expenses	(61)	(70)
Employer contributions	1,390	1,531
Employee contributions	1,295	1,441
Transfers in (out) due to joiners (leavers)	(3,644)	(1,037)
Currency translation differences	(1,485)	1,752
As of December 31	$19,360	$19,927
The following table presents the defined benefit plan assets, which include the following (in USD thousands):

	December 31,
	2024	2023
Cash	$465	$528
Insurance policies	18,895	19,399
Total	$19,360	$19,927
The Swiss Life Collective BVG Foundation, to which the Swiss pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security, and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation. The Company has no influence over the investment policy.
The following table presents the pension costs recognized in statement of loss (in USD thousands):

	December 31,
	2024			2023			2022
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Service cost	$(2,625)	$(12)	$(2,637)	$(1,311)	$(10)	$(1,321)	$(1,759)	$(90)	$(1,849)
Interest cost	(23)	(1)	(24)	(413)	(1)	(414)	(154)	(2)	(156)
Total recognized	$(2,648)	$(13)	$(2,661)	$(1,724)	$(11)	$(1,735)	$(1,913)	$(92)	$(2,005)

The following table presents the pension remeasurement recognized in statement of other comprehensive loss (in USD thousands):

	December 31,
	2024			2023			2022
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Changes in demographic assumptions	$—	$—	$—	$700	$—	$700	$—	$223	$223
Changes in financial assumptions	(1,908)	—	(1,908)	(901)	(2)	(903)	2,311	12	2,323
Experience adjustments	566	—	566	602	4	606	(201)	15	(186)
Total actuarial gains (losses)	(1,342)	—	(1,342)	401	2	403	2,110	250	2,360
Return on plan assets	1,668	—	1,668	(654)	—	(654)	(204)	—	(204)
Currency translation differences	—	1	1	37	2	39	(4)	2	(2)
Total recognized	$326	$1	$327	$(216)	$4	$(212)	$1,902	$252	$2,154
Demographic assumptions had no impact for 2024 as these assumptions had no significant changes from 2023.
The positive impact of changes in demographic assumptions in 2023 was due principally to an increase in the weighted turnover from 15.80% to 19.50%.
The negative impact of changes in financial assumptions for the funded plan in 2024 was due to a decrease in the discount rate from 1.50% to 0.95%.
The negative impact of changes in financial assumptions in 2023 was due to a decrease in the discount rate from 2.25% to 1.50%.
The positive experience adjustments for the funded plan in 2024 was primarily due to the surplus between the additional defined benefit obligation attributable to new joiners and the assets that were transferred into the plan.
The positive experience adjustments in 2023 was due largely to the surplus between the additional defined benefit obligation attributable to new joiners and the assets that they transferred into the plan.
Key actuarial assumptions by plan
Discount rate
In estimating the defined benefit obligation, the discount rates used were, for the Swiss plan, 0.95% and 1.50% and, for the French plan, 3.55% and 3.55% for the years ended December 31, 2024 and 2023, respectively.
Expected rate of salary increase
The expected rate of annual salary increase was assumed to be, for the Swiss plan, 2.50% and 2.75% and, for the French plan, 3.00% and 3.00% for the years ended December 31, 2024 and 2023, respectively.
Pension plan modified duration
The weighted average modified duration of the Swiss plan is 13.6 and 11.7 years and of the French plan 15.3 and 16.1 years for the years ended December 31, 2024 and 2023, respectively.

Interest rates
For the Swiss plan, the interest on old age accounts is based, for the LPP account, on the LPP interest rate, which was 2.30% and 1.50% and, for the extra mandatory part, is equivalent to the discount rate, which was 2.30% and 1.50% for the years ended December 31, 2024 and 2023, respectively.
Inflation
The expected annual rate of inflation was assumed to be, for the Swiss plan, 1.00% and 1.25%, for the French plan 2.00% and 2.00% for the years ended December 31, 2024 and 2023, respectively. The expected annual rate of inflation for the Swiss plan is based on the inflation forecast of the Swiss National Bank. and for the French plan is based on the inflation forecast of the European Central Bank.
Mortality tables
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience and are based on the mortality generational tables BGV 2020 (Swiss) and TH/TF 00-02 (French). For the Swiss plan, the average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 65 (female) on the balance sheet date is, respectively, 22.82 and 24.59 and 22.82 and 24.59, for the years ended December 31, 2024 and 2023, respectively.
Sensitivity analysis
The following tables demonstrate the sensitivity of the defined benefit obligations to changes in the discount rate, expected rates of salary increase, interest credited on savings accounts (interest rate), inflation, and life expectancy at retirement age.
The table below presents the sensitivity analysis for the funded plans (in USD thousands):

	December 31,
	2024	2023
Discount rates
Increase of 25 basis points	(682)	(464)
Decrease of 25 basis points	738	500
Expected rates of salary increases
Increase of 25 basis points	140	91
Decrease of 25 basis points	(137)	(98)
Interest rate
Increase of 25 basis points	231	160
Decrease of 25 basis points	(226)	(157)
Inflation
Increase of 25 basis points	(19)	91
Decrease of 25 basis points	18	(90)
Life expectancy
Increase of 1 year	170	92
Decrease of 1 year	(171)	(92)

The table below presents the sensitivity analysis for the unfunded plans (in USD thousands):

	December 31,
	2024	2023
Discount rates
Increase of 50 basis points	(4)	(3)
Decrease of 50 basis points	4	3
Expected rates of salary increases
Increase of 50 basis points	4	3
Decrease of 50 basis points	(4)	(3)
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
Future employer contributions
Expected employer contributions to the Swiss defined benefit pension plan for the year ending December 31, 2025 amount to $1.5 million.
Defined contribution plans
U.S. pension plan
The Company has a multiple employer 401(k) defined contribution plan in the U.S. The expense recognized in respect of the defined contribution plan in the U.S. was $0.3 million and $0.4 million and for the years ended December 31, 2024 and 2023, respectively.
22. Share-based compensation
Critical accounting estimates and judgments
Share-based Compensation
For the years ended December 31, 2024, 2023, and 2022, the Company granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, directors may offer options to directors, employees, and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
Measuring the cost of share options
The fair value of the options under all plans are measured at each grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.
For options up to September 2020, the fair value at grant date is independently determined using an adjusted form of the Black-Scholes option pricing model that takes into account the strike price, the fair value of the share at grant date, the expected life of the award, the expected price volatility of the underlying share, the risk-free interest rate for the term of the award, and the expected dividend yield. For options granted on and subsequent to September 2020 until July 22, 2021, the fair value at grant date is based on a probability-weighted expected returns method that takes account of both the value derived by using an adjusted form of the Black-Scholes option pricing model, as described above, and a discounted estimate of the price that might be achieved in a future transaction. For options granted on and subsequent to July 22, 2021, the fair value at grant date is determined by using the Black-Scholes option pricing model.
The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant.
The key inputs used in the valuation model, for the stock options granted in the years ended December 31, 2024, 2023, and 2022, respectively, are outlined below. Stock options were only granted under the 2021 Equity Incentive Plan (“2021 EIP”). No grants have been made under the 2019 Incentive Share Option Plan (“2019 ISOP”) since 2021 and the SOPHiA GENETICS Incentive Share Option Plan (“2013 ISOP”) since 2019.
Prior to the Company’s IPO, the price of the ordinary shares at grant date, which represents a critical input into this model, has been determined on one of the following two bases:
•By reference to a contemporaneous transaction involving another class of share, using an adjusted form of the Black-Scholes option pricing model as described above, and considering the timing, amount, liquidation preferences, and dividend rights of issues of other classes of shares.
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
•Share based compensation expense is measured at the fair value of the options at the grant date and recognized over the vesting period. Share based compensation expense is presented in the statement of loss and allocated to the various expense categories based on the functions of the employees to whom the options are granted (e.g., research and development, selling and marketing, general & administrative).
The calculation of the cost of the Company’s share option grants and of the fair value of the ordinary shares at the grant date requires the selection of an appropriate valuation model and is based on key assumptions that leave considerable scope for judgment.
Recognizing the cost of share options
At each reporting date, the Company recognizes expense for the vested options granted and for partially earned but non-vested portions of options granted. This results in a front-loaded expense to the statement of loss. The Company accounts for these plans as equity-settled transactions. The charge to the statements of loss therefore results in a corresponding credit being booked to “Other reserves” within equity.
The plans
The Company has three share option plans: the 2013 ISOP (launched in September 2013), the 2019 ISOP (launched March 2019), and the 2021 EIP (launched June 2021). Under these plans, directors may offer options to directors, employees, and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares. Under the 2021 EIP, the Company can grant restricted stock units (“RSUs”) which represent the right to receive ordinary shares upon meeting specific vesting requirements. RSUs are able to be granted to directors, executives, and employees.
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

2013 ISOP
Activity for the year ended December 31, 2024, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2024	606,980	$3.00	3.49
Exercised	(32,000)	3.16	—
Forfeited	(14,000)	1.75	—
Outstanding as of December 31, 2024	560,980	$3.03	2.54
Exercisable as of December 31, 2024	560,980	$3.03	2.54
Activity for the year ended December 31, 2023, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	657,980	$2.92	4.24
Exercised	(39,000)	2.52	—
Forfeited	(12,000)	0.05	—
Outstanding as of December 31, 2023	606,980	$3.00	3.49
Exercisable as of December 31, 2023	606,980	$3.00	3.49
Activity for the year ended December 31, 2022, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	859,540	$2.75	5.08
Exercised	(193,560)	2.44	—
Forfeited	(8,000)	3.19	—
Outstanding as of December 31, 2022	657,980	$2.92	4.24
Exercisable as of December 31, 2022	657,980	$2.92	4.24
Options outstanding as of December 31, 2024, under the 2013 ISOP expire between 2025 and 2029.
The weighted average share price at the date of exercise were $4.72, $4.82, and $7.41 for the years ended December 31, 2024, 2023, and 2022, respectively.

2019 ISOP
Activity for the year ended December 31, 2024, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2024	2,402,510	$4.97	6.30
Exercised	(38,250)	4.12	—
Forfeited	(55,500)	5.46	—
Outstanding as of December 31, 2024	2,308,760	$4.97	5.40
Exercisable as of December 31, 2024	2,033,490	$4.80	5.31
Activity for the year ended December 31, 2023, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,629,516	$4.96	7.21
Exercised	(32,000)	4.06	—
Forfeited	(195,006)	4.94	—
Outstanding as of December 31, 2023	2,402,510	$4.97	6.30
Exercisable as of December 31, 2023	1,651,493	$4.64	6.03
Activity for the year ended December 31, 2022, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	2,812,500	$5.83	8.61
Exercised	(47,000)	7.25	—
Forfeited	(135,984)	5.15	—
Outstanding as of December 31, 2022	2,629,516	$4.96	7.21
Exercisable as of December 31, 2022	1,476,744	$4.41	6.56
Options outstanding as of December 31, 2024, under the 2019 ISOP expire between 2028 and 2031.
The weighted average share price at the date of exercise were $4.70, $4.65, and $6.19 for the years ended December 31, 2024, 2023, and 2022, respectively.

2021 EIP
Activity for the year ended December 31, 2024, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2024	5,708,059	$7.84	8.74
Granted	3,840,087	4.78	—
Exercised	(49,119)	2.87	—
Forfeited	(454,420)	5.37	—
Outstanding as of December 31, 2024	9,044,607	$6.69	8.40
Exercisable as of December 31, 2024	2,806,356	$10.22	7.37
Activity for the year ended December 31, 2023, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,624,297	$12.32	8.88
Granted	3,734,266	4.44	—
Exercised	(5,194)	2.63	—
Forfeited	(645,310)	6.43	—
Outstanding as of December 31, 2023	5,708,059	$7.84	8.74
Exercisable as of December 31, 2023	1,155,231	$14.64	7.57
Activity for the year ended December 31, 2022, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2022	1,576,069	$17.96	9.57
Granted	1,336,284	6.03	—
Forfeited	(288,056)	14.00	—
Outstanding as of December 31, 2022	2,624,297	$12.32	8.88
Exercisable as of December 31, 2022	528,693	$17.98	8.04
The valuation inputs for the 2021 EIP grants were as follows:

	Year Ended December 31,
	2024			2023			2022
Share price at grant date (in USD)	$3.40	-	$4.96	$2.53	-	$4.72	$2.06	-	$8.36
Expected life of share options (years)	5.50	-	7.00	5.50	-	7.00	5.50	-	7.00
Expected volatility (%)	72.86%	-	74.95%	69.50%	-	74.96%	62.65%	-	69.43%
Risk free interest rate (%)	3.50%	-	4.40%	3.45%	-	4.67%	2.42%	-	4.00%
Dividend yield (%)	—%			—%			—%
Options outstanding as of December 31, 2024, under the 2021 EIP expire between 2025 and 2034.
The weighted average share price at the date of exercise were $4.59 and $3.79 for the years ended December 31, 2024 and 2023, respectively; and no options were exercised for the year ended December 31, 2022.

Share options granted during the year
The weighted average fair value of options granted during the years ended December 31, 2024, 2023, and 2022, respectively (in USD):

	2024	2023	2022
2021 EIP	$3.27	$2.91	$3.62
Restricted Stock Units
As part of the 2021 EIP, the Company initiated granting of RSUs, which represent the right to receive shares of ordinary shares upon meeting specified vesting requirements. In the year ended December 31, 2024, the Company granted 1,373,816 RSUs under the 2021 plan. Under the terms of the 2021 plan, 1,168,896 of the RSUs granted are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a quarterly basis over the remaining three years, and the remaining 204,920 of the RSUs granted to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2025 Annual General Meeting. The activity for the year ended December 31, 2024 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2024	3,335,268	$4.77
Granted	1,373,816	$4.71
Vested	(1,331,731)	$4.95
Forfeited	(324,277)	$4.56
Unvested as of December 31, 2024	3,053,076	$4.69
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

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2023	1,865,433	$5.20
Granted	2,658,150	4.42
Vested	(927,155)	4.65
Forfeited	(261,160)	4.75
Unvested as of December 31, 2023	3,335,268	$4.77

In the year ended December 31, 2022, the Company granted 1,776,832 RSUs under the 2021 plan. Under the terms of the 2021 plan, 1,396,366 of the RSUs granted are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a monthly basis over the remaining three years, and the remaining 380,466 of the RSUs granted to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2023 Annual General Meeting. The activity for the year ended December 31, 2022 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2022	287,575	$17.97
Granted	1,776,832	4.30
Vested	(133,056)	17.99
Forfeited	(65,918)	10.72
Unvested as of December 31, 2022	1,865,433	$5.20
Share-based compensation expense
Movements in the share-based compensation reserve were as follows (in USD thousands):

Total
January 1, 2022	$11,462
Movement in the period	13,613
December 31, 2022	25,075
Movement in the period	15,242
December 31, 2023	40,317
Movement in the period	16,488
December 31, 2024	$56,805
Share-based compensation expense by financial statement caption for all stock awards consists of the following (in USD thousands):

	Year ended December 31,
	2024	2023	2022
Research and development	$4,370	$3,440	$2,245
Sales and marketing	1,357	1,266	1,462
General and administrative	10,761	10,536	9,906
Total	$16,488	$15,242	$13,613

23. Borrowings
Perceptive Credit Agreement
On May 2, 2024 (the “closing date”), the Company and its subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which the Company may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) up to $35.0 million principal amount of term loans that the Company may draw upon on or prior to March 31, 2026, subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing

Rate (“SOFR”) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. Term SOFR means the SOFR reference rate that is two business days prior to the first day of the preceding calendar month. The Company has the right to prepay the term loans at any time subject to applicable prepayment premiums. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in the Company’s business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of the Company’s and certain of the Company’s subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant of $51.8 million as of December 31, 2024. The last twelve months revenue covenant is tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Perceptive Credit Agreement also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and the Company’s subsidiaries and change in control, the occurrence of which gives the lenders the right to declare the term loans and all obligations under the Perceptive Credit Agreement immediately due and payable. The Company remains in full compliance with all covenants contained in the Perceptive Credit Agreement as of December 31, 2024.
In addition, the Company issued to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments.
Critical accounting estimates and judgments
Accounting for Tranche A
The Company accounted for Tranche A of the term loans and warrants as two separate financial instruments, with the $15.0 million draw down: (i) a warrant obligation and (ii) a loan.
i) The warrant obligation is presented in the consolidated balance sheet as a short-term liability given the warrants are not settled in the entity’s functional currency and thus are not considered to be settled in a fixed amount and can be exercised currently without restriction or right to defer. The warrant obligation was initially measured at fair value using a Black-Scholes pricing model and is subsequently remeasured to fair value at each reporting date. Changes in the fair value (gains or losses) of the warrant obligation at the end of each period are recorded in the consolidated statement of loss. The Company determined the Tranche A warrant obligation qualified as a level 2 fair value liability as inputs to the fair value measurement are derived principally from or corroborated by observable market data by correlation or other means. Refer to Note 26 — “Financial instruments and risks” for the current fair value amount for the warrant obligation.
ii) The term loan was initially recorded at its amortized cost of $15.0 million less any capitalized expenses and fees payable upon the issuance (“transaction costs”) and after allocating a portion of the proceeds to the fair value of the warrant obligation. The loan is presented as a long-term financial liability in the consolidated balance sheet.
The Company assessed the allocation of transaction costs in accordance with IFRS 9 and determined the allocation to warrants was immaterial, as such the Company allocated the total amount of the transaction costs to the term loan. The transaction costs are presented net of the term loan on the consolidated balance sheet. The transaction costs are amortized as non-cash interest expense recorded to the consolidated statement of loss as the difference between the stated interest rate and the EIR. The EIR was determined upon the initial draw down of Tranche A at 15.2% and reassessed based on changes in the variable interest rate from the

Perceptive Credit Agreement. The Company estimated the EIR over the three months from December 31, 2024 to March 31, 2025 as 14.8%.
The Company calculated the fair value of the warrant obligation on issuance using the Black-Scholes pricing model. The warrant obligation was recorded at an initial fair value of $0.7 million on May 2, 2024. Key inputs for the valuation of the warrant obligation upon issuance were as follows:

As of May 2, 2024
Exercise price in USD	$5.00
Share price in USD	$5.08
Risk-free interest rate	4.53%
Expected volatility (annualized)	71.77%
Expected term (years)	10
Dividend yield	—%
Black-Scholes value in USD	$4.06
The Company remeasures the fair value of the warrant obligation on a quarterly basis. Key inputs for the remeasurement of the warrant obligation as of December 31, 2024 were as follows:

As of December 31, 2024
Exercise price in USD	$5.00
Share price in USD	$3.07
Risk-free interest rate	4.51%
Expected volatility	72.52%
Expected term (years)	9.33
Dividend yield	—%
Black-Scholes value in USD	$2.22
The loan was recorded at an initial amortized cost of $13.3 million on May 2, 2024. This amount represents the residual amount of the $15.0 million draw down after allocating $0.7 million for the fair value of the warrant obligation and the $1.1 million of transaction costs to be amortized as interest expense over the life of the loan. The following table presents the allocation of the loan proceeds and any movements in the liability for the year ended December 31, 2024, (in USD thousands):

Loan issuance amount	$15,000
Warrant obligation	(656)
Transaction costs	(1,070)
Initial loan amortized cost	13,274

Interest expense	1,290
Interest paid	(1,152)
Currency translation adjustments	(175)
Net amortized cost as of December 31, 2024	$13,237
The Company notes there were no outstanding amounts under this credit agreement for the year ended December 31, 2023.

Revolving credit facility
On April 23, 2024 the Company terminated its existing credit agreement with Credit Suisse SA for up to CHF 5.0 million ($5.5 million). Additionally, the Company entered into a new credit agreement with Credit Suisse SA for up to CHF 0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down. As of December 31, 2024, the Company had no borrowings outstanding under the Credit Facility.
24. Related parties
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, with the Company.
Key management personnel comprised of six Executive Officers and Directors and six Non-Executive Directors for the year ended December 31, 2024. Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2023. Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2022.
Compensation for key management and non-executive directors recognized during the year comprised (in USD thousands):

	December 31,
	2024	2023	2022
Salaries and other short-term employee benefits	$4,206	$4,234	$3,782
Pension costs	253	228	196
Share-based compensation expense	12,327	10,597	8,936
Total	$16,786	$15,059	$12,914
25. Commitments and contingencies
Commitments
The Company has no commitments for future lease payments under short-term leases not recognized on the balance sheet as of December 31, 2024 and 2023.
The Company has a minimum purchase agreement with a vendor related to computational and hosting-related costs. As part of the agreement, the Company has a total minimum commitment of approximately $70.7 million from the period beginning November 1, 2022 through October 31, 2027 and an additional one-year grace period to meet the minimum commitment by October 31, 2028. As of December 31, 2024 and 2023, the Company has remaining commitments of $58.8 million and $70.3 million, respectively.
Contingencies
As of December 31, 2024 and 2023 the Company had no contingent assets or liabilities.

26. Financial instruments and risks
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
The Company holds the following financial instruments (in USD thousands):

	December 31,
	2024	2023
Financial assets at amortized cost
Cash and cash equivalents	$80,226	$123,251
Accounts receivable	7,436	13,557
Other financial non-current assets	994	1,382
Total financial assets at amortized cost	$88,656	$138,190
Financial assets at fair value through statement of loss
Total financial assets	$88,656	$138,190
Financial liabilities at amortized cost
Accounts payable	5,220	5,391
Accrued expenses	13,217	17,808
Lease liabilities	16,793	18,601
Borrowings	13,237	—
Total financial liabilities at amortized cost	48,467	41,800
Financial liabilities at fair value through statement of loss
Warrant obligations	444	—
Total financial liabilities	$48,911	$41,800
The Company’s exposure to various risks associated with the financial instruments is discussed below in “Financial risk management.” The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above. See Note 12 – “Accounts receivable” for expected credit loss provisions on accounts receivable.
Fair value measurement
As of December 31, 2024 and 2023, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Accounts receivable
•Other non-current assets—lease deposits
Financial liabilities
•Accounts payable
•Accrued liabilities
•Lease liabilities
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
The Company holds money market funds which are classified as cash equivalents which are measured as a level 1 valuation. Refer to Note 11 – “Cash and cash equivalents.” The Company also has warrant obligations related to the Perceptive Credit Agreement, which are measured as a level 2 valuation. Refer to Note 23 — “Borrowings”.

Recurring fair-value measurements
The following table presents the Company’s fair value hierarchy for its financial assets and financial liabilities that were measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents:
Money market funds	$39,586	$—	$—
Total financial assets	$39,586	$—	$—

Financial liabilities:
Warrant obligation:
Perceptive Credit Holdings warrants	$—	$444	$—
Total financial liabilities	$—	$444	$—
The following table presents the Company’s fair value hierarchy for its financial assets that were measured at fair value on a recurring basis as of December 31, 2023 (in thousands):

	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Money market funds	$60,683	$—	$—
Total financial assets	$60,683	$—	$—
The Company had no financial liabilities measured at fair value on a recurring basis as of December 31, 2023.
In 2024 and 2023 there were no significant changes in the business or economic circumstances that affect the fair value of the Company’s financial assets and financial liabilities. There were also no transfers between categories.
Financial risk management
Financial risks
Senior management regularly reviews the Company’s cash forecast and related risks. They also perform the risk assessment, define any necessary measures and ensure the monitoring of the internal control system.
The Company’s principal financial liabilities include borrowings and accounts payable. The Company’s principal financial assets include cash and cash equivalents and accounts receivable.
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk, and market risk (i.e. foreign currency risk and interest rate risk). This note presents the Company’s objectives, policies, and processes for managing these risks.
Credit and counterparty risk management
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities, primarily accounts receivable.
Concentration risk arises when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political, or other conditions.

The Company’s policy with regard to assessing and providing for expected credit losses on accounts receivable is set out in Note 12 – “Accounts receivable.”
Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.
Financial transactions are predominantly entered into with investment grade financial institutions and in principle the Company requires a minimum long-term rating of A3/A- for its cash investments and term deposits. The Company may deviate from this requirement from time to time for operational reasons. The highest exposure to a single financial counterparty within cash and cash equivalents and term deposits amounted to $26.1 million and $43.7 million as of December 31, 2024 and 2023, respectively.
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
The Company views equity funding as its primary source of liquidity only partly complemented with revenue generated from the sale of the platform, applications, products, and services and borrowings. The Company has $15.0 million of outstanding term loans under the Perceptive Credit Agreement, see Note 23 – “Borrowings” for additional information. Short term liquidity is managed based on projected cash flows. As of December 31, 2024 and 2023, the Company’s liquidity consisted of $80.2 million and $123.3 million in cash and cash equivalents, respectively. On the basis of the current operating performance and liquidity position, management believes that the available cash balances will be sufficient for operating activities, working capital, interest, capital expenditures and scheduled debt repayments for the next 12 months.
The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted cash flows (in USD thousands):

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2024
Lease liabilities	$16,793	$2,739	$12,518	$4,469	$19,726
Accounts payable	5,220	5,220	—	—	5,220
Accrued expenses	13,217	13,217	—	—	13,217
Borrowings	13,237	—	15,000	—	15,000
Total contractual liabilities	$48,467	$21,176	$27,518	$4,469	$53,163

December 31, 2023
Lease liabilities	$18,601	$3,195	$9,729	$6,364	$19,288
Accounts payable	5,391	5,391	—	—	5,391
Accrued expenses	17,808	17,808	—	—	17,808
Total contractual liabilities	$41,800	$26,394	$9,729	$6,364	$42,487
Market risk
Market risk includes currency risk and interest rate risk.
Currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.

The significant exchange rates that have been applied to these consolidated financial statements are listed below:

	December 31,		For the twelve months ended December 31,
	2024	2023	2024	2023	2022
Currency	Spot rate		Average rate
USD/CHF	0.90740	0.84110	0.88064	0.89855	0.95500
USD/EUR	0.96530	0.90580	0.92455	0.92478	0.95146
USD/GBP	0.79870	0.78440	0.78267	0.80428	0.81177
USD/BRL	6.17360	4.85250	5.39155	4.97372	5.16678
The sensitivity of the Company’s income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. As of December 31, 2024, 2023, and 2022 the Company was exposed principally to movements in four cross currency pairs. The sensitivity of the Company’s loss before tax to such changes was as follows (in USD thousands):

	December 31,
	2024			2023			2022
Increase / (decrease) in USD/CHF exchange rate by 10%	562	/	(562)	3,034	/	(3,034)	6,614	/	(6,614)
Increase / (decrease) in EUR/CHF exchange rate by 10%	(75)	/	75	508	/	(508)	(94)	/	94
Increase / (decrease) in GBP/CHF exchange rate by 10%	25	/	(25)	(23)	/	23	(83)	/	83
Increase / (decrease) in USD/EUR exchange rate by 10%	(2,605)	/	2,605	(513)	/	513	503	/	(503)
The Company’s exposure to foreign currency changes for all other currencies is not material. The Company does not use derivative financial instruments to hedge exposures and under no circumstances may enter into derivative instruments for speculative purposes.
The sensitivity of the Company’s reported equity or net assets to possible changes in foreign exchange rates is measured at the consolidated level as it depends on the presentation currency selected for the consolidated financial statements. Such effects are reported not in income but in the currency translation account within other reserves. As of December 31, 2024 and 2023 the sensitivity of the Company’s equity to such changes, measured against the USD, was as follows (in USD thousands):

	December 31,
	2024			2023
Increase / (decrease) in USD/CHF exchange rate by 10%	(1,520)	/	1,520	(1,552)	/	1,552
Increase / (decrease) in USD/EUR exchange rate by 10%	2,244	/	(2,244)	383	/	(383)
Increase / (decrease) in USD/GBP exchange rate by 10%	61	/	(61)	18	/	(18)
Interest rate risk
The Company’s cash and cash equivalents are subject to market risk associated with interest rate fluctuations. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. The Company concluded that fluctuations in the interest rate did not have a material impact on the Company’s cash and cash equivalents balances.
As of December 31, 2024, the Company currently has $15.0 million of debt outstanding under the Perceptive Credit Agreement. Based on the terms of the Perceptive Credit Agreement, the monthly interest expense fluctuates based on the SOFR reference rate that is two business days prior to the first day of the preceding calendar month. Given the Company’s outstanding debt under this agreement, the Company is subject to interest rate risk related to debt obligations if the SOFR were to move significantly.
27. Capital management
The Company considers equity as equivalent to the IFRS Accounting Standards equity on the balance sheet (including share capital, share premium, and all other equity reserves attributable to the owners of the Company).
The primary objective of the Company’s capital management is to maximize shareholder value. The Board regularly reviews its shareholders’ return strategy. For the foreseeable future, the Board will maintain a capital structure that supports the Company’s strategic objectives through managing funding and liquidity risks and optimizing shareholder return.
As of December 31, 2024 and 2023, the Company’s cash and cash equivalents amounted to $80.2 million and $123.3 million, respectively.

The Company also has access to $35 million which is still available under the Perceptive Credit Agreement.
The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.
28. Events after the reporting date
The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the consolidated financial statements were available to be authorized for issuance. There were no material subsequent events.