Form 20-F
period 2025-12-31
SOPHiA GENETICS SA
filed 2026-03-03
CIK 1840706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(For the fiscal year ended December 31, 2025)
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value CHF 0.05 per share: 68,486,338
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes          ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes         ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes         ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes         ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be a foreign private issuer.
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
•We are, and we may in the future be, subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which would be uncertain and could have a material adverse effect on our business, and which could result in substantial defense costs, settlement payment, and diversion of management attention, even if claims lack merit.
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

This risk may be heightened as we generally sell our platform, solutions, applications, products, and services in industries that are characterized by rapid technological changes, frequent new application and product introductions and changing industry standards. Operating in and servicing such industries require us to develop platform enhancements based on technological innovation on a timely basis. In addition, whereas we purposefully built our SOPHiA DDM Platform in a decentralized manner and strategically positioned it as a “universal operating-system” for multimodal data analytics in order to provide for a broad range of application, product, and service expansion opportunities, European initiatives such as the European Health Data Space (“EHDS”) may introduce more centralized or coordinated services architectures for electronic health records (“EHRs”), including standardized access layers, national contact points or government-designated data access services, rather than allowing data to be shared directly between healthcare providers. The widespread implementation of these and any other centralized systems may limit the adoption and development of our platform.
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
•incurrences of debt, contingent liabilities or future write-offs of intangible assets or goodwill;
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

These independent distributors also generally represent applications and products offered by several companies and are not subject to any minimum sales requirements or obligation to market our applications and products to their customers. In turn, distributors could reduce their sales efforts for our applications and products or choose to terminate their representation of us. They may also fail to perform their obligations under the agreements with us, including, but not limited to, their obligations to ensure that end users of our SOPHiA DDM Platform are aware that informed consent is required from patients prior to obtaining access to our SOPHiA DDM Platform.

We rely on third-party service providers to host and deliver our SOPHiA DDM Platform and related services, and any interruptions or delays in these services could harm our business.
We currently serve our customers from third-party data center hosting facilities located in the United States, Canada, Brazil, Switzerland, France, Netherlands, United Arab Emirates and Australia. Our operations depend, in part, on our third-party facility providers’ ability to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. In the event that our data center arrangements are terminated, or if there are any lapses of service or damage to a center, we could experience lengthy interruptions in providing our SOPHiA DDM Platform and related solutions, applications, products, and services as well as delays and additional expenses in making new arrangements.
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
From time to time, we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, claims related to our public commitments, regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated judgments and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our solutions, applications, products, and services, even if the regulatory or legal action is unfounded or not material to our operations. In this regard, we are currently defending against patent infringement claims brought by Guardant Health in multiple jurisdictions, as described below in section “Risks Related to Intellectual Property”.

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
While we have several CE-IVD marked applications and products in the European Union (“EU”), our currently available applications and products in the United States are labeled as RUO applications and products and are not intended for diagnostic use. Although we have focused initially on the RUO applications and products only, our strategy is to expand our application and product line to encompass applications and products that are intended to be used as IVDs. Such IVD products will be subject to regulation by the FDA as medical devices, including requirements for regulatory clearance or approval of such applications and products before they can be marketed. Accordingly, we will be required to obtain FDA 510(k) clearance or premarket approval (“PMA”) in order to sell our applications and products in a manner consistent with FDA current laws and regulations. Such regulatory approval processes or clearances are expensive, time-consuming and uncertain; our efforts may never result in any premarket approval or 510(k) clearance for our applications and products; and failure by us to obtain or comply with such approvals and clearances could have an adverse effect on our business, financial condition or operating results.
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
If we successfully obtain such clearances or approvals, we will be subject to a substantial number of additional requirements for medical devices, including, but not limited to, establishment registration, device listing, and compliance with the Quality Management System Regulation (“QMSR”), which covers the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities), advertising, record keeping, post-market surveillance, post-approval studies, adverse event reporting, and correction and removal (recall) regulations. We may be required to expend significant resources to ensure ongoing compliance with the FDA regulations and/or take satisfactory corrective action in response to enforcement action, which may have a material adverse effect on the ability to design, develop and commercialize applications and products using our technology as planned. Failure to comply with these requirements may subject us to a range of enforcement actions, such as warning letters, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization, as well as significant adverse publicity. If we fail to obtain, or experience significant delays in obtaining, regulatory approvals for IVD or other applications and products, such applications and products may not be able to be launched or successfully commercialized in a timely manner, or at all.
Laboratory developed tests (“LDTs”) are a subset of IVD tests that are designed, manufactured and used within a single laboratory. The FDA maintains that LDTs are medical devices and has historically exercised enforcement discretion for most LDTs. Regulation of LDTs, however, falls under the purview of the Clinical Laboratory Improvement Amendment (“CLIA”) with oversight between the Centers for Medicare and Medicaid Services (“CMS”), Centers for Disease Control and Prevention (“CDC”), and the FDA. On May 6, 2024, the FDA proposed a final rule that would bring LDTs under the current definition of an IVD. The rule was challenged and has since been vacated, resulting in the existing LDT regulatory framework remaining unchanged. While we do not anticipate any changes to the FDA’s enforcement discretion practices as applicable to any LDTs that our customers develop using our RUO applications and products, there is potential for increased regulator scrutiny following the vacating of the FDA’s rule.

We develop applications and products for clinical laboratories, which may be qualified as LDTs, as well as market RUO applications and products. Our customers may decide to validate our applications and products to use as an LDT.
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
We currently do not offer any diagnostic applications and products in the United States. We believe that our research applications and products, as utilized in clinical laboratories by our customers, are and would be considered LDTs and that as a result, the FDA does not require that they obtain regulatory clearances or approvals for the LDTs or their components pursuant to the FDA’s current policies and guidance. Although we believe that our products and test components delivered to our customers, when validated by customers as LDTs, are either exempt from FDA medical device regulations or are subject to an enforcement discretion policy, it is possible that the FDA would not agree with these determinations or that the FDA will change its regulations and policies such that our applications and products become regulated as medical devices.
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
Further, on January 29, 2026, FDA issued an update to their existing guidance on Clinical Decision Support software. The updated guidance provides additional clarity on the criteria the Agency uses to determine whether a Clinical Decision Support software is non-device, a low-risk device falling under enforcement discretion, or a device requiring regulatory review (FD&C Act 520(o)(1)(E)). This guidance only provides the Agency’s current thinking on the topic and is subject to future revision. As the specific uses of the SOPHiA DDM Platform would need to be evaluated against the Agency’s criteria to determine the appropriate regulatory strategy on an individual basis, the regulatory burden may change in scope.
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
•product safety and efficacy;
•pre-marketing clearance, approval or certification;
•service operations;

•record keeping;
•application and product marketing, promotion and advertising, sales and distribution;
•post-marketing surveillance, including reporting of deaths or serious injuries, recalls, correction and removals;
•post-market approval studies; and
•product import and export.
As discussed above, although we believe that our current line of products and their components, as validated and utilized in clinical laboratories by our customers, would be considered LDTs, subject to state licensing requirements and federal regulation by CMS under CLIA, it is possible that the FDA or comparable regulatory authorities would not agree with our determinations. If our products become subject to 510(k) or other similar FDA regulations, we would need to comply with the applicable regulations or face significant civil and criminal penalties. Exposure to these additional regulatory requirements would also affect our business, financial condition and results of operations.

We have limited ability to monitor or control how customers use our platform, and customer use of our solutions for off-label purposes, in clinical contexts beyond our intended use statements or regulatory authorizations, or in reliance on outputs in ways we did not design or validate for, could result in patient harm, regulatory enforcement actions, product liability claims, additional regulatory burdens and reputational damage, and could expose us to securities litigation if such risks are alleged to have been inadequately disclosed.

Our platform and solutions are developed, validated, labeled and marketed for specific intended uses, which may include use solely for research purposes without claims of clinical or diagnostic utility, use in specific disease areas, use with specific specimen types, analysis of data generated on specified sequencing platforms or using defined library preparation and sequencing protocols, or use as clinical decision support to be interpreted in conjunction with other diagnostic information and clinical judgment rather than as a primary or standalone diagnostic test. Where we have obtained regulatory clearances, approvals or CE marks, those authorizations specify particular indications that define the authorized scope of marketing and use. Similarly, products labeled for research use only (“RUO”) are not intended or authorized for use in clinical diagnostic procedures. However, once our platform is implemented at customer sites or made available via cloud-based access, we have limited practical ability to monitor, supervise, restrict or control the specific ways in which healthcare providers, laboratory personnel, researchers, bioinformaticians or other end users choose to use the platform, what types of patient samples or cases they analyze, what clinical questions or decisions they seek to inform, how they interpret and communicate results generated by the platform, whether they use our solutions in strict compliance with our intended use labeling and user documentation, or whether they use research-labeled features to inform clinical care decisions contrary to labeling restrictions.
Despite our labeling, training, contractual restrictions and communications, customers may deploy our solutions beyond the validated and authorized scope of use. Such off-label, unanticipated or unauthorized uses, even if we did not explicitly promote or encourage them and took reasonable steps to prevent them, could result in patient harm if our platform has not been adequately validated for the specific use case and if reliance on platform outputs contributes to misdiagnosis, delayed diagnosis, missed actionable findings, selection of ineffective or harmful therapies, inappropriate clinical trial enrollment or other adverse patient outcomes.

Such off-label uses could also subject us to product liability claims, professional malpractice litigation, regulatory complaints or regulatory enforcement actions if authorities determine that we promoted off-label use, failed to include adequate warnings or labeling, failed to implement technical safeguards to prevent clinical use of RUO features, failed to conduct adequate post-market surveillance to detect and respond to off-label use patterns, or otherwise did not take sufficient steps to ensure that our platform is used only for its cleared, approved or intended purposes. This could result in requirements to conduct additional validation studies, seek expanded regulatory authorizations, implement use restrictions or technical controls (such as disabling certain features for certain customer types or requiring additional user attestations), modify labeling or instructions for use, issue field safety notices or customer communications, or undertake other costly corrective and preventive actions. If our products are misused or used for off-label purposes, we could also face adverse publicity, publications in medical or scientific literature describing cases of inappropriate use or adverse outcomes associated with our platform, and reputational harm that could undermine trust among healthcare providers, patients, payers, partners and investors which could lead to loss of customers, difficulty securing new customer contracts, and challenges obtaining reimbursement or coverage if payers perceive that our platform is being used beyond validated and evidence-supported applications.

Finally, we could face securities class action litigation or SEC enforcement if investors or regulators allege that we failed to adequately disclose the risks and potential liabilities associated with off-label use, that our disclosures regarding intended use or regulatory status were misleading, or that we did not appropriately recognize or reserve for liabilities related to such use.

Even in circumstances where we believe we have taken all reasonable and legally required steps to communicate intended use, limit off-label use and comply with regulatory requirements, the occurrence of patient harm, regulatory action or significant off-label use could materially harm our business, financial condition, reputation and prospects, could result in significant legal defense costs, settlement payments, judgments, regulatory fines or mandated corrective actions, and could expose us to substantial securities litigation risk if our stock price declines or if our prior disclosures are alleged to have been inadequate.
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
Any medical device that we manufacture, including those for which we obtain regulatory clearance, approval, or certification and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such diagnostic test, will be subject to continued regulatory review, oversight and periodic inspections by the FDA and comparable regulatory authorities. In particular, we and our suppliers may be required to comply with the FDA’s QMSR for medical devices, the International Standards Organization (“ISO”) 13485 standards for the manufacture of our diagnostic products and other regulations that cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any diagnostic test for which we obtain clearance or approval. Regulatory authorities such as the FDA enforce the QMSR and other regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and comparable regulatory authorities, or the failure to timely and adequately respond to any adverse inspection observations or product safety issues, could result in, among other things, one or more of the following enforcement actions:
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
In addition, we are required to conduct surveillance to monitor the safety or effectiveness of our research and diagnostic products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our research and diagnostic products. Later discovery of previously unknown problems with our diagnostic products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QMSR, may result in changes to labeling restrictions on such products or manufacturing processes, withdrawal of the research and diagnostic products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties, which would adversely affect our business, operating results and prospects.

Changes in tariffs could increase our cost of revenue and our operating expenses.

In April 2025, the United States government announced significant changes to its trade policy, including the imposition of tariffs. The new tariff system consists of two tiers: a 10% baseline tariff on all imports to the United States and higher reciprocal tariffs on imported goods from approximately 60 countries. An initial 31% tariff was announced on goods imported into the U.S. from Switzerland, where our headquarters are located, which was subsequently increased to 39% by Executive Order on July 31, 2025. On December 10, 2025 Switzerland announced an agreement with the U.S. to reduce the tariffs to 15% retroactive to November 14, 2025. The tariffs are to be reduced if the products imported into the U.S. have U.S. content in them.

We operate internationally, with the majority of our bundles assembled at and shipped from our headquarters in Rolle, Switzerland. While the majority of our revenues are generated from the EMEA region and are not directly impacted by these tariffs, our sale of bundles to the United States are currently subject to additional costs due to the tariffs, leading to increases in our cost of revenue and decreases in our gross margin if we are unable to fully offset such costs by increasing our prices. In addition, the tariffs if they remain in effect, will lead to higher operating expenses. These effects could adversely affect our financial condition and results of operations. Furthermore, the imposition of tariffs by the United States may prompt other countries, including Switzerland, to impose reciprocal tariffs, which could impact the cost of our raw materials purchased from the United States.
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
We are, and we may in the future be, subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which would be uncertain and could have a material adverse effect on our business.
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
In this regard, we are currently defending against patent infringement claims brought by Guardant Health ("Guardant") in multiple jurisdictions. Guardant filed suit against us in the U.K. in July 2025, and in the EU at the Unified Patent Court (the “UPC”) in Paris in August 2025, alleging that our MSK-Access liquid biopsy test infringes certain of their patents and seeking remedies, including unspecified monetary damages and injunctive relief. In the U.K. action, Guardant claims relief in respect of activities in the U.K. said to infringe four patents: EP 3470533 (titled "Systems and Methods to Detect Copy Number Variation"), GB 2510725 (titled "Systems and Methods to Detect Rare Mutations and Copy Number Variation"), EP 3766986 (titled "Detection and Treatment of Disease Exhibiting Disease Cell Heterogeneity and Systems and Methods for Communicating Test Results"), and EP 3443066 (titled "Methods for Early Detection of Cancer"). In the UPC proceedings, Guardant named Sophia Genetics SA, Sophia Genetics SAS, Sophia Genetics SRL, and Sophia Genetics GmbH as defendants and alleged infringement in Belgium, Germany, France, Italy, the Netherlands, Sweden, Switzerland, and Spain, asserting EP 3470533, EP 3591073 (titled "Methods to Detect Rare Mutations and Copy Number Variation"), EP 3766986, and EP 3443066.

On January 23, 2026, the UPC Paris Local Division issued a final order rejecting Guardant's application for provisional measures and ordered Guardant to pay an interim award of costs of €400,000. The UPC rejected Guardant's application under three asserted patents (EP 3591073, EP 3443066, and EP 3766986), and Guardant withdrew its request regarding a fourth patent (EP 3470533). On February 9, 2026, Guardant filed an appeal challenging the UPC's finding that EP 3443066 was more likely than not invalid. On February 17, 2026, the UPC Paris Local Division set a payment deadline of March 10, 2026, for this interim costs award. On February 18, 2026, the Court of Appeal rejected Guardant's application for suspensive effect of the interim costs award. We expect to receive payment of the EUR 400,000 interim costs award by March 10, 2026, and are separately pursuing reimbursement of additional legal costs. For further details regarding the Guardant Health litigation, see "Recent Developments—Guardant Health Litigation." Patent litigation is inherently uncertain, and even favorable preliminary rulings do not guarantee ultimate success. An adverse outcome in any of these or other patent infringement claims could require us to cease selling certain products in major markets, pay significant damages, or obtain licenses on unfavorable terms, any of which could materially harm our business, financial condition, and results of operations.

These pending litigation cases resulted in higher legal expenses in the second half of 2025 of approximately $2.4 million, and we could incur further costs and divert the attention of our management and technical personnel in defending ourselves against these claims. Furthermore, Guardant may in the future be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize, market or sell products or services in certain jurisdictions, such as the United Kingdom and European Union. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have an adverse impact on our business, financial condition or results of operations.

In addition to the litigation brought by Guardant alleging patent infringement as set out above, we may in the future be, subject to other third-party claims and similar adversarial proceedings or litigation regarding our infringement, misappropriation, or any other violation of a third party’s patent or other intellectual property rights. Any such claim or proceeding against us, our collaborators or our third-party service providers could adversely affect our development, manufacturing, marketing, sales, and other commercialization activities. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that third-party patents asserted against us are valid, enforceable, and infringed, which could materially and adversely affect our ability to develop, manufacture, market, sell and commercialize any of our applications, products, or services. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe any third party’s patents or other intellectual property rights, and we are unsuccessful in demonstrating that such patents or other intellectual property are invalid or unenforceable, we could be required to obtain a license from such third party to continue developing, manufacturing, marketing, selling, and commercializing our applications, products, and services. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, which would give our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing, royalty, and other payments. We also could be forced, including by court order, to cease developing, manufacturing, marketing, selling, and commercializing the infringing application, product, or technology. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects.
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
We utilize artificial intelligence, including in our SOPHiA DDM Platform and related solutions, applications, products and services, which could expose us to liability or adversely affect our business.

We use artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, “AI”) in connection with our business, including in our SOPHiA DDM Platform and related solutions, applications, products and services, and may in the future expand our use of AI. The use of AI poses risks such as incomplete or inaccurate data, human error, or lack of appropriate controls and processes, and the use of generative artificial intelligence, a relatively new and emerging technology in the early stages of commercial use, exposes us to additional risks, each including damage to our reputation, competitive position, and business, legal and regulatory risks and additional costs. For example, generative artificial intelligence has been known to produce false or “hallucinatory” inferences or output, and certain generative artificial intelligence uses machine learning and predictive analytics, which can create inaccurate, incomplete, or misleading content, unintended biases and other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable by us or any of our related service providers. Accordingly, while AI systems may help provide more tailored or personalized user experiences, if the content, analyses, or recommendations that AI systems assist in producing in our products and solutions are, or are perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed, our reputation, competitive position and business may be materially and adversely affected.

Additionally, if any of our employees, contractors, consultants, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Any output created by us using AI tools may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, any one of which may, among other things, require us to limit the ways in which our AI systems are trained and may affect our ability to develop our AI-powered products and solutions. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI tools used in our business, or if we experience cybersecurity incidents in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, data protection and cybersecurity, publicity, contractual or other rights. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

In addition, the regulatory framework for AI and similar technologies, and automated decision making, is changing rapidly. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted, in ways that would affect the operation of our products and solutions and the way in which we use AI and similar technologies. For example, in Europe, on August 1, 2024, the European Union's Artificial Intelligence Act (the “AI Act”) was entered into force. The AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the European Union. This framework would categorize AI systems, based on the risks associated with such AI systems' intended purposes, as creating unacceptable or high risks, with all other AI systems being considered low risk. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. Moreover, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to our use of such technologies. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. We expect that our incorporation of AI in our business will require additional resources, including the incurrence of additional costs, to develop and maintain our products and solutions and features to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing. As a result, the challenges presented with our use of AI could adversely affect our business, financial condition and results of operations.

Our AI and machine learning algorithms may experience performance degradation over time due to data drift, evolving genomic knowledge or changes in clinical practice, requiring costly retraining, revalidation or regulatory resubmission and potentially causing temporary performance gaps that could harm our reputation, customer relationships and financial results.

The AI and machine learning models that form core components of our SOPHIA DDM platform are trained and validated on genomic, clinical and other data that reflect the state of sequencing technologies, sample preparation methods, disease biology, patient populations, variant classification standards and clinical knowledge at a point in time. The performance of these models may degrade over time due to a variety of factors, including data drift (changes in the statistical distribution of input data caused by adoption of new sequencing instruments, changes in library preparation kits or reagents, shifts in the demographic or clinical characteristics of tested patient populations, changes in disease prevalence or stage at diagnosis, or differences in sample quality or specimen types), concept drift (evolution of the underlying scientific or clinical knowledge such as reclassification of variants in public databases like ClinVar, updates to gene-disease associations, changes in treatment paradigms that alter the clinical significance of biomarkers, or refinement of pathogenicity prediction criteria), adversarial evolution (emergence of novel genomic alterations, fusion transcripts, resistance mutations or tumor escape mechanisms that were not represented in training datasets), infrastructure changes (updates to cloud computing environments, software dependencies, third-party bioinformatics tools or reference databases that subtly alter computational outputs or introduce version incompatibilities), and other factors. When we detect performance degradation, or when customers, regulators or other stakeholders raise concerns about analytical accuracy or clinical utility, we may need to suspend or limit the use of affected algorithms or features while we investigate the root cause, retrain models on updated and more representative datasets (which may be costly, time-consuming and require access to additional data that may be difficult to obtain), revalidate analytical and clinical performance through internal testing or external studies, update our labeling, instructions for use or marketing materials, communicate changes to customers and manage their expectations regarding temporarily reduced functionality or performance, and potentially seek new or modified regulatory clearances, submit notifications to regulatory authorities regarding significant algorithm modifications, or conduct post-market surveillance studies. During investigation, retraining and revalidation periods, we may experience gaps in platform functionality, customer dissatisfaction, loss of competitive advantage if competitors offer superior or more current solutions, heightened regulatory scrutiny, adverse publicity, difficulty acquiring new customers or retaining existing customers, reduction in usage volumes or subscription renewals, or product liability exposure if performance degradation contributed to suboptimal clinical decisions. Additionally, if we fail to detect performance degradation in a timely manner, or if our monitoring and quality control systems do not identify emerging issues before they affect customer results, we may unknowingly deliver outputs of diminished accuracy or clinical utility, exposing us to professional liability claims, regulatory warning letters or enforcement actions, customer contract breaches, reputational harm, and loss of trust in our platform. Any material performance degradation of our AI algorithms, or any failure to promptly detect and remediate such degradation, could materially harm our business, results of operations, financial condition and prospects.

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
We have incurred losses since our inception and expect to continue to incur losses for the foreseeable future. For the years ended December 31, 2025 and 2024, we reported net losses of $79.0 million and $62.5 million, respectively. As of December 31, 2025, we had an accumulated deficit of $519.3 million.
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

The Perceptive Credit Agreement contains certain restrictions on our activities and customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million and an affirmative last twelve months revenue covenant of $67.4 million as of December 31, 2025, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The obligations under the Perceptive Credit Agreement are secured by substantially all of our and certain of our subsidiaries’ assets. Such covenants could limit our flexibility in planning for, or reacting to, changes in our business and our industry; place us at a competitive disadvantage compared to our competitors who have less debt or competitors with comparable debt on more favorable terms; and limit our ability to borrow additional amounts.

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
We operate internationally and a meaningful portion of our revenue, expenses, assets and liabilities are denominated in currencies other than the U.S. dollar, our presentation currency, and the Swiss franc, SOPHiA GENETICS SA’s functional currency. In preparing our consolidated financial statements, those revenues, expenses, assets and liabilities are translated into U.S. dollars at applicable exchange rates. Increases or decreases in exchange rates between the U.S. dollar and other currencies affect the U.S. dollar value of those items, as reflected in the consolidated financial statements. We expect that a significant part of our revenues and expenses will continue to be denominated in currencies other than the U.S. dollar, including the euro and Swiss franc, and to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our results of operations, financial condition and liquidity. For example, fluctuations in the exchange rate between the U.S. dollar and the Swiss franc has impacted our revenues and results of operations for the year ended December 31, 2025 and 2024.
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
We provide retirement benefits to our employees as required by Swiss law by means of a pension fund that is maintained by a life insurance company. The life insurance company operates a pension plan for all of our employees as a defined benefit plan under International Accounting Standards (“IAS”) 19, Employee Benefits (“IAS 19”). As of December 31, 2025, we reported an employee benefit obligation related to our Swiss plan, before deduction of plan assets, of $28.3 million in accordance with IAS 19. The obligation represents our projected obligations towards current and future pensioners discounted at an annual rate of 1.10%. Under Swiss statutory rules and pursuant to our contract with the group life assurance provider, all risks including investment risk are fully covered. That said, no underfunding exists under Swiss law. The variance between Swiss statutory rules and IFRS Accounting Standards is apparent in many Swiss companies, and the IFRS Accounting Standards obligation of our pension plan does not necessarily reflect a true payment obligation under Swiss law because Swiss law allows us to maintain flexibility to adjust benefit levels under the plans and we could use this flexibility to mitigate any liability. For more information, see Note 21—“Post-employment benefits” to the audited consolidated financial statements included elsewhere in this Annual Report. However, should the Swiss statutory rules at any time require a determination that our pension plan is significantly underfunded, we could be obliged to make additional contributions to the pension plan in addition to our obligation to make regular contributions as defined in the pension plan regulation. If such risk materializes, this could have a material adverse effect on our financial position or results of operations.
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
•sales of our ordinary shares or securities convertible into or exercisable for our ordinary shares by us, our insiders or our other shareholders;
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
Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:
•in certain cases, allow our board of directors to place up to 33,199,082 ordinary shares and rights to acquire an additional 33,199,082 ordinary shares with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
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
Cash is generally characterized as a passive asset for these purposes. Goodwill is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We hold a substantial amount of cash, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill and the characterization of our goodwill as passive or non-passive. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Although we believe that we were a PFIC for our 2022 taxable year, based on the nature of our operations and assets, as well as certain estimates as to our income and the relative values of our assets during our 2023, 2024 and 2025 taxable years, we believe that we were not a PFIC for our 2023, 2024 and 2025 taxable years (subject to the discussion in the next paragraph with respect to U.S. Holders who held our ordinary shares during our 2022 taxable year). There can be no assurance that the IRS will agree with our conclusion, however.
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
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K in less time. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.
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
We qualify as a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2026, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2027. In that case, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to retain and attract qualified members of our board of directors.
We are an emerging growth company and will lose this status by the end of 2026. The additional obligations we will face upon losing emerging growth company status could materially increase our costs and compliance burden.

We are currently an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). We cannot predict if investors will find our ordinary shares less attractive because we are an emerging growth company and rely on exemptions available to emerging growth companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
We expect to lose our emerging growth company status by December 31, 2026. When we lose emerging growth company status, we will be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which will require our independent registered public accounting firm to attest to and report on the effectiveness of our internal control over financial reporting. This auditor attestation requirement will significantly increase our annual audit costs, and will require us to dedicate substantial additional internal resources, including finance, accounting, IT and internal audit personnel, to support the auditor's work, document our controls more extensively and implement any enhancements to our control environment that may be necessary to support a favorable attestation opinion. An adverse opinion on the effectiveness of our internal control over financial reporting could result in loss of investor confidence, stock price declines, increased scrutiny from regulators, heightened risk of securities litigation alleging inadequate financial controls or unreliable financial reporting, and difficulty accessing capital markets on favorable terms.

Even after we lose emerging growth company status, if we no longer qualify as a foreign private issuer, we may still qualify as a "smaller reporting company," which, under certain circumstances, would allow us to take advantage of some of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (if we have less than $100.0 million in annual revenues and a public float of less than $700.0 million) and reduced disclosure obligations in our periodic reports and proxy statements. However, we cannot predict whether we would qualify as a smaller reporting company if we lost our foreign private issuer status.

Risks Related to ESG and Sustainability

Our public commitments, targets, and statements relating to environmental, social, and governance ("ESG") matters may expose us to reputational, regulatory, legal, and financial risks.

We have made, and expect to continue to make, public statements, disclosures, and commitments relating to environmental, social, and governance ("ESG") matters, including statements regarding our greenhouse gas ("GHG") emissions profile, climate-related targets, sustainability strategy, workforce practices, and corporate governance. These disclosures may appear in a variety of contexts, including in our annual report, in standalone sustainability-related publications, in regulatory filings, and in communications with customers, investors, employees, and other stakeholders. The following risks relate to such disclosures and commitments:

Risk of Non-Achievement of Environmental Targets. We have established near-term GHG emissions reduction targets, including both absolute Scope 2 and emissions-intensity-based Scope 3 targets, validated by an independent third-party standard-setting body. There is no guarantee that we will achieve these targets within the stated timeframes or at all. Achievement depends on a number of factors outside our control or that may change materially over time, including:

•the availability, cost, and quality of renewable energy sources in the markets in which we operate, including the availability of market-based instruments (such as renewable energy certificates and power purchase agreements) sufficient to support our Scope 2 reduction commitments;
•the extent to which our operational footprint, facility portfolio, cloud infrastructure usage, and business travel patterns evolve in ways that differ from current assumptions;
•the accuracy, completeness, and evolving methodology of our Scope 3 emissions data, a significant portion of which is derived from third-party suppliers and other value-chain participants over whom we have limited or no direct control and who may not themselves achieve emissions reductions commensurate with our targets;
•the fact that our Scope 3 target is expressed as an emissions-intensity metric (per unit of economic value added) rather than an absolute reduction target, meaning that our total absolute Scope 3 emissions may increase even if we achieve our intensity target, particularly if our business grows; and
•changes to the criteria, methodologies, or recommendations of any third-party standard-setting body whose framework we have adopted, which may require us to revise, resubmit, or reassess our targets or to adopt more stringent or differently structured objectives.

Risk of Evolving ESG Standards and Regulatory Requirements. The regulatory and standards landscape governing ESG-related disclosures, GHG emissions reporting, and sustainability practices is evolving, and, in some contexts, diverging, rapidly across multiple jurisdictions, including the United States, the European Union, and Switzerland. Changes in applicable laws, regulations, disclosure standards, or the criteria of voluntary standard-setting bodies may affect the scope, methodology, or comparability of our ESG disclosures and the adequacy of our stated commitments relative to then-current expectations. These may include developments relating to the U.S. Securities and Exchange Commission's climate disclosure framework, the European Union's Corporate Sustainability Reporting Directive and European Sustainability Reporting Standards, the Swiss Code of Obligations non-financial reporting requirements, and other applicable national or international frameworks. Compliance with any new or expanded ESG disclosure or compliance requirements could result in significant additional costs and management burden.

Risk of Inconsistency Between Public Statements and Actual Performance. Our ESG-related disclosures, including those regarding our environmental commitments, workforce practices, and sustainability initiatives, may be scrutinized for consistency with our actual operational and financial performance. If our public ESG statements are found to be inaccurate, incomplete, overstated, or inconsistent with our actual performance, disclosures in other documents, or information available from third parties, we may be subject to reputational harm, loss of customer or investor confidence, private litigation under applicable securities laws, or regulatory investigation or enforcement action by the SEC or other authorities.

Risk of Changing Investor, Customer, and Regulatory Expectations. Investor, customer, employee, and regulatory expectations regarding corporate ESG performance and disclosure continue to evolve and, in some contexts, diverge across jurisdictions. We may face pressure from customers, investors, proxy advisory firms, or other stakeholders to adopt more ambitious, differently structured, or more rapidly achievable ESG commitments than those we have established. Conversely, in certain jurisdictions and regulatory environments, ESG-focused disclosures and commitments have attracted increased legal and political scrutiny, including challenges to the use of environmental criteria in corporate strategy and to the accuracy or materiality of ESG-related claims. Our ESG strategy may not satisfy all constituencies, and we may face reputational or business consequences regardless of our actual ESG performance.

Risk to Reputation and Business from Non-Achievement or Perceived Non-Achievement. Our reputation among current and prospective customers, investors, business partners, employees, healthcare system partners, and other stakeholders is an important asset to our business. If we fail to meet, are perceived to have failed to meet, or are required to revise or withdraw our stated ESG commitments, whether due to operational challenges, changes in business scale or strategy, data limitations, changes in applicable methodologies, or other factors, our reputation and brand may be adversely affected, which could result in loss of revenue, increased cost of capital, difficulty attracting and retaining qualified personnel, and other material adverse consequences for our business and financial condition.

Risk of ESG-Related Contractual Obligations and Commercial Consequences. Certain of our existing and prospective business partners, customers, and counterparties, including but not limited to hospital systems, healthcare networks, pharmaceutical companies, and other institutional customers, incorporate ESG-related requirements into their commercial agreements and procurement processes, or evaluate potential partners against ESG criteria as part of their own supply chain due diligence and sustainability reporting obligations. Such requirements may include public disclosure of GHG emission reduction targets, representations or warranties regarding our GHG emissions profile, progress toward stated emissions reduction targets, adherence to recognized sustainability frameworks, or compliance with applicable environmental, labor, or governance standards. Where our commercial agreements contain ESG-related representations, covenants, or performance obligations, our failure to meet those obligations, or changes in our ESG commitments, performance, or public disclosures that give rise to a claim of breach, could result in contractual liability, termination rights, financial penalties, loss of preferred vendor status, or exclusion from future procurement processes. Even in the absence of express ESG contractual provisions, customers and partners may decline to renew or expand their relationships with us, or may seek to renegotiate commercial terms, if our ESG performance or disclosures do not meet their expectations or the expectations of their own stakeholders and regulators. As ESG-related contractual requirements become more prevalent, including as a result of supply chain transparency legislation and the proliferation of corporate sustainability commitments among our customer base, the scope and enforceability of ESG-related commercial obligations to which we are or may become subject may increase. There can be no assurance that we will be able to satisfy all such requirements or that our failure to do so will not have an adverse effect on our revenue, customer relationships, and business prospects.

Risk of Increased Costs and Capital Requirements. Achieving our stated ESG targets and implementing the operational, supply chain, and governance initiatives underlying our sustainability strategy may require, and may over time require at increasing scale, significant investment, including in renewable energy procurement, supplier engagement programs, emissions measurement infrastructure, and enhanced ESG reporting systems and controls. These costs may be material, may not result in commensurate benefits to our business, and may divert resources from other strategic priorities.

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
Overview
We are a cloud-native software technology company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform, SOPHiA DDMTM, standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.
In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, a multimodal module on SOPHiA DDM powered by proprietary artificial intelligence and machine learning algorithms, which also incorporates our original radiomics offering. The module allows healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Digital Twins tool, a breakthrough research technology that creates dynamic, virtual representations of individual patients to simulate potential outcomes and help oncologists make better treatment decisions.
Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM”, is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2025, we served more than 993 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services, and our SOPHiA DDM Platform has supported the analysis of approximately 2,300,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 2,712 peer-reviewed publications. As of December 31, 2025, we had approximately 528 core genomics SOPHiA DDM Platform customers (defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, which, in this case, is the twelve months ended December 31, 2025). In addition to our core genomics customers we have many customers utilizing the Alamut product on a stand alone basis. We commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services as RUO and CE-IVD products.
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
We believe that our strategic positioning as a universal healthcare analytics platform for multimodal data analytics offers us a broad range of application, product, and service expansion opportunities and significant long-term growth in our total addressable market opportunity. We estimate the total addressable global market opportunities in 2025 for our current commercial clinical applications and for our current biopharma applications were approximately $25 billion and $15 billion, respectively.
We offer a range of platform access models to meet our customers’ needs. Our primary pricing strategy for our clinical customers is a pay-per-use model, in which customers can access our platform free of charge but pay for each analysis performed using our platform. To commercialize our applications and products, we employ our direct sales force, use local distributors and form collaborations with other global product and service providers in the healthcare ecosystem to assemble solutions to address customer needs. For example, we combine our solutions and applications with other products used in the genomic testing process to provide customers integrated products in the testing workflow. We offer our SOPHiA DDM Platform and related solutions, applications, products, and services across 75 countries through our direct sales force and our distributor partners. As of December 31, 2025, our direct sales team consisted of more than 105 field-based commercial representatives with a direct presence in 60 countries. To supplement our direct sales force, we also offer our SOPHiA DDM Platform and related solutions, applications, products, and services in 50 countries through our distributor partners.
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
Our SOPHiA DDM Platform is a global, cloud-native software platform that we began building in 2011. It is powered by our SOPHiA AI that standardizes, computes and analyzes digital health data, generating insights from complex multimodal data sets that have the potential to improve diagnosis, therapy selection and drug development. Our customers generally perform testing on their own samples, retain custody of both their sample and data, and use our SOPHiA DDM Platform to analyze the pseudonymized and de-identified data and share insights with each other. Through this process, we create and grow a collective intelligence. We offer multiple platform access models that enable customers to choose how they want to use our platform and customer network. These range from models in which customers produce their own data independently through their own testing operations to those in which customers produce the data through testing operations provided by our network of customer institutions. In all cases, customers access their data and our analytics through our SOPHiA DDM Platform. Our platform is designed to continually improve as we analyze more data over time, leveraging AI and then sharing the benefits of this growing collective intelligence with our customers.
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
Our Network and Data
Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2025, we served more than 993 hospitals and laboratory customers globally through our SOPHiA DDM Platform who are part of our clinical genomics network. The establishment and creation of this network of customers has enabled us to capture and compute approximately 2.3 million raw clinical genomics profiles in oncology and other genetic-related disorders as of December 31, 2025, which is now growing by approximately 33,000 new profiles on a monthly basis.
Our SOPHiA DDM Platform Architecture
We believe that our platform architecture allows our platform to be highly flexible and scalable in terms of analyzing larger volumes of data, supporting additional data modalities, expanding to new geographies and deploying new applications and functionalities. This flexibility and scalability comes from our platform’s underlying architecture that is developed based on a deep understanding of our users’ needs and a thorough domain model, allowing us to build re-useable User Interface (“UI”) components and services to interact with the data. Our SOPHiA DDM Platform includes multiple tailored analytics engines, each tuned to specific domains and use cases. Each domain is responsible for its own data with a common shared data model that allows powerful Extract-Transform-Load (“ETL”) pipelines to process specific data sets, integrating data into a series of regional data warehouses that enable comprehensive and performant multimodal queries to be run across the entire global data set. We have nine regional data centers in Switzerland, France, the Netherlands, the United States, Canada, Brazil, Australia, and the UAE.

As of December 31, 2025, this platform architecture was deployed in 75 countries through our cloud-based solution. We have developed significant operational experience by running such a large-scale cloud-based platform, which we believe enables us to deploy rapidly in new geographies. We have demonstrated that we can deploy in a new geography in approximately one to four weeks if appropriate cloud infrastructure exists in Microsoft Azure, twelve weeks if such cloud infrastructure does not exist.
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
Cybersecurity
As part of our business, we collect, transmit, receive, process, use and store pseudonymized and de-identified data provided by our customers. Our customers are required to obtain their patients’ consent to our use of the data. We use security techniques designed to safeguard data received from our customers using a combination of data architecture, pseudonymization, anonymization, minimization and segregation, and process and store this data only in accordance with our agreements with customers and applicable data protection laws and regulations. This data is aggregated and analyzed by our proprietary algorithms and models in our SOPHiA DDM Platform to generate insights. These insights, which show aggregated and general trends without identifying specific patients and without providing personally identifiable information, form the growing collective intelligence that we provide to our customers.
Cybersecurity and data protection are core tenets of our company. We have processed over 2.3 million genomic profiles and continue to process more than 70 terabytes of data each month for our customers around the world, subject to applicable data protection laws and regulations, including HIPAA and the GDPR. We accomplish this through our global compliance framework that integrates specialized and dedicated personnel, procedures and controls and ISO/IEC 27001:2022, ISO/IEC 27017:2015 and ISO/IEC 27018:2019 security infrastructure and cloud service processing, to protect data against damage, loss and unauthorized access, use, modification, disclosure or other misuse.
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
For revenues generated from applications for which the disease end market is known, approximately 73% of our revenue from clinical customers in the year ended December 31, 2025 was attributable to oncology applications, including hereditary cancer, while approximately 27% was attributable to other disease areas such as rare diseases, cardiology, neurology and metabolism, with applications ranging from targeted gene panels to whole-exome solutions. In the future, we intend to pursue additional IVD status and FDA approval for specific solutions. We also intend to support external collaborators in deploying their own IVD or FDA-approved solutions on our SOPHiA DDM Platform.
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

SOPHiA GENETICS’ Offerings across Biopharma Value Chain

We began commercializing biopharma applications in 2019. Our biopharma applications are competitively positioned as insights programs, which utilize data already uploaded to the SOPHiA DDM Platform or proprietary data provided directly by a biopharma customer. We believe that our customers value our biopharma applications for their ability to identify unique patient populations in clinical research and asset commercialization efforts. We signed our first biopharma customer in 2019. We served four biopharma customers accross multiple programs during the fiscal year ended December 31, 2025.
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
Clinical Publications
Our technology and its broad applications have been utilized in clinical trials and research projects discussed in more than 2,712 peer-reviewed publications as of December 31, 2025. These publications support scientists in new discoveries and applications across oncology, immunology, cardiology, neurology, rare diseases and other disease categories.
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

Markets
We estimate that our clinical and biopharma applications targeted a $40 billion global total addressable market opportunity in 2025, approximately $9 billion of which was in the United States based on our addressable clinical market. These estimates are primarily based on epidemiological data, including incidence and prevalence estimates of addressable populations for each application, as well as a range of price assumptions for our applications and products taking into account differences in panel sizes. Further, these estimates do not depend on obtaining regulatory clearances or approvals to market our applications and products as in vitro diagnostics (“IVD”) and / or software as a medical device (“SaMD”) in the United States. Over time, we believe that our platform and insights enable market opportunity expansion through new application and product development. The following figure shows our estimated total addressable market in 2025.
Our Total Addressable Market

Clinical Market Opportunity
We estimate our total addressable global clinical market opportunity for our current offerings was $25 billion in 2025, with the largest market opportunity being in oncology.
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
Biopharma Opportunity
Oncology and rare diseases. We estimate our total addressable biopharma opportunity for our current offerings was $15 billion in 2025 based on three market segments: Discovery, Development, and Deployment. We believe also that our strategic positioning as a healthcare data analytics platform will enable other business opportunities to become available in the future, in, for example, global public health solutions.
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

Software-based Platform Facilitates Rapid Global Scaling and Data Collection
We designed our cloud-native software platform to be capable of scaling globally and to use AI to leverage the data that this scale provides. As of December 31, 2025, we served more than 993 hospital, laboratory and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services. We believe that this global footprint is unique and enables us to capture a wide variety of real-world clinical data around the world. The following figure shows our customer base by region as of December 31, 2025.
Our Customer Base by Region

We have been expanding our customer base as well as the volume of data that we analyze. From December 31, 2016 to December 31, 2025, our number of active customers grew from 182 to more than 993. During the same period, the aggregate number of genomic profiles analyzed using our SOPHiA DDM Platform grew from approximately 80,000 profiles to approximately 2,300,000 profiles, recently growing by approximately 33,000 new profiles on a monthly basis.
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
High Visibility and Predictability into Our Business
Once onboarded onto our SOPHiA DDM Platform, our customers tend to steadily increase their use of our SOPHiA DDM Platform, which offers a level of predictability that helps us project and manage our growth. In addition, customers rarely leave our SOPHiA DDM Platform given that we are generally integrated into their processes. These observed trends hold particularly well for our dry lab and bundle access model customers. We have a revenue churn rate, which we define as the annualized revenues we estimate to have lost from customers who access our platform through our dry lab access and bundle access models and have not generated revenue over the past 12 months in that period based on their average quarterly revenue contributions from point of onboarding as a percentage of total recurring platform revenue, of 0.1% across our customer base over the year ending December 31, 2025. Furthermore, our customers generally increase their use and adopt new applications of our SOPHiA DDM Platform as our relationship with them grows.
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
Commercial
We sell our SOPHiA DDM Platform and related solutions, applications, products, and services to healthcare providers, centralized laboratories and biopharmaceutical companies through our own sales force as well as through distributors and industry collaborators. As of December 31, 2025, our direct sales team consisted of approximately 105 field-based commercial representatives, including sales and business development managers, key account managers and biopharma alliance managers who are engaged in sales efforts and promotional activities towards our customers. We also employ subject matter experts, clinical genomic experts and biopharma operations specialists who provide customer-facing technical and scientific support. As of December 31, 2025, we had a sales presence in 75 countries, including a direct sales presence in 60 countries and 50 countries in which we offer our SOPHiA DDM Platform and related solutions, applications, products, and services through distributors. The following figure shows our global commercial footprint as of December 31, 2025.
SOPHiA GENETICS’ Global Footprint – Countries and Sales Force

Our initial focus has been on winning clinical customers in order to drive data capture and building our reputation for accuracy and quality in the clinical community. We estimate that there are more than 10,000 laboratories globally that are using NGS instrumentation. We believe that there is significant opportunity to expand our customer base as well as grow utilization of our SOPHiA DDM Platform by our existing customers. Our sales strategy is focused on both attracting new customers to our platform and driving their utilization and adoption of our applications. Once we win a new customer, our direct sales team provides set-up programs to accelerate the adoption of our SOPHiA DDM Platform and facilitates our customers to adopt our platform into their routines. [In 2024, we refocused resources from our more established and penetrated markets in EMEA to higher-growth and under-penetrated regions in NORAM and APAC, as well as specific markets in EMEA, such as the U.K., Germany, and the Middle East, and implemented a more strategic approach towards winning and managing key, high-volume accounts in the clinical market.
We started commercializing our biopharma services in 2019. [In 2024, we refocused our sales efforts to target smaller, more repeatable business that we can execute in high volume to expedite our sales cycle.
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
Consumables and Hardware Suppliers. In the bundle access model, we work with Integrated DNA Technologies (“IDT”), Qiagen, New England Biolabs (“NEB”), Watchmaker Genomics, Inc. and others for consumables and hardware equipment.
Platform Customers. In the integrated access model, we route a customer’s samples to selected SOPHiA DDM Platform collaborators who conduct the sequencing process for the customer and upload the resulting data into our SOPHiA DDM Platform. As of December 31, 2025, we collaborated with seven laboratories across seven countries to provide this service.
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
As of December 31, 2025, we solely owned 10 issued U.S. patents, 21 pending U.S. patent applications, 67 issued patents in foreign jurisdictions and approximately 42 pending patent applications in foreign jurisdictions, including Europe, Canada, Australia, Brazil, China, and India, wherein 4 are pending Patent Cooperation Treaty applications relating to laboratory methods and/or software to provide molecular diagnosis in germline diseases. These include filings for 29 families of utility patents and 22 families of design patents relating to graphical user interfaces. Such issued utility patents and any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between (2036 and 2045), excluding any additional term for patent term adjustments.

As of December 31, 2025, our most material patents and patent applications consisted of (i) one issued patent in Israel, one issued patent in Australia, one issued patent in Brazil, one issued patent in Europe, one issued patent in India, three pending U.S. patent applications and two pending foreign patent applications in Canada and China relating to our algorithm for next generation sequencing data which is used in our SOPHiA DDM Platform, (ii) one issued European Patent, one issued U.S. patent, and one pending U.S. patent application relating to a method for processing certain genomic data which is used in our SOPHiA DDM Platform, (iii) one issued European Patent, one issued U.S. patent, and one pending U.S. patent application for a method to improve the accuracy of the estimated length of homopolymer and heteropolymer regions, which is used in our SOPHiA DDM Platform, (iv) three pending U.S. patent applications, one issued European patent, and five pending foreign patent applications in Australia, Brazil, Canada, Japan, and South Korea relating to a unique molecular identifier and related analytics workflow which is incorporated in our software applications and products and into our SOPHiA DDM Platform, (v) one issued European patent, one issued U.S. patent, and one U.S. pending patent application for a method to detect microsatellite instability that is used in our SOPHiA DDM Platform, (vi) two pending European patent applications, three U.S. pending patent application, and seven pending foreign patent applications in Hong Kong, Australia, Brazil, Canada, China, Japan, and South Korea relating to a method to detect homologous recombination deficiency (“HRD”), which is used in our SOPHiA DDM Platform and SOPHiA DDM HRD solution, (vii) one pending European patent application and one pending U.S. patent application relating to a Limit of Detection aware variant calling method which is not currently used in our software applications and products, (viii) one issued European patent, one issued U.S. patent, one pending European patent application and one pending U.S. patent application and five pending foreign patent applications in Australia, Brazil, Canada, Japan, and South Korea relating to a unique molecular identifier and related analytics workflow which is incorporated in our probes for detecting gene fusion events in our SOPHiA DDM Platform RNAtarget Technology. Any patents derived from such applications or applications that claim priority from such applications, if granted, would be expected to expire between 2036 and 2045, excluding any additional term for patent term adjustments.
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
As of December 31, 2025, we owned 13 registered U.S. trademarks, 1 pending U.S. trademarks, approximately 138 registered foreign trademarks and 3 pending foreign trademark applications. Our trademark portfolio is designed to protect the brands of our current and future applications and products and includes U.S. trademark registrations for our company name, “SOPHIA GENETICS”, and application and product names, such as “SOPHIA DDM” and “ALAMUT”. We have granted licenses to certain of our trademarks to our domestic and international collaborators.
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
In addition to federal certification requirements of laboratories under CLIA, CLIA provides that states may adopt laboratory regulations and licensure requirements that are more stringent than those under federal law. A number of states have implemented their own more stringent laboratory regulatory requirements. Such laws, among other things, establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. For example, New York state laws and regulations establish standards for day-to-day operation of a clinical laboratory, including training and skill levels.
We do not currently operate a CLIA-certified laboratory. Our customers are responsible for obtaining and maintaining their own CLIA certification.
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
Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised enforcement discretion and not enforced applicable regulations with respect to in vitro diagnostics that are designed, manufactured and used within a single laboratory for use only in that laboratory. These tests are referred to as LDTs.

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
Device Classification
Under the FDCA, medical devices are classified into one of three classes (Class I, Class II, or Class III) depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.
Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to General Controls for Medical Devices, which require compliance with the applicable portions of the FDA’s Quality Management System Regulation, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. While some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below, most Class I products are exempt from the premarket notification requirements.

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

The De Novo Process
The De Novo classification process is an alternate pathway to classify medical devices that are automatically classified into Class II where no predicate currently exists. While rare, Class I devices can also fall under the De Novo classification process when an existing classification does not exist. A manufacturer can submit a petition for direct De Novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk. De Novo classification may also be available after receipt of a “not substantially equivalent” letter following submission of a 510(k) to the FDA.
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

Device manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file and complaint files. In January 2024, the FDA published a final rule to amend the QSR to align the regulations more closely with the international consensus standard for devices by converging with the quality management system (QMS) requirements used by other regulatory authorities from other countries. Manufacturers had until February 2, 2026, to modify their quality systems to meet QMS Regulations (QMSR).

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
On July 9, 2024, the Regulation (EU) 2024/1860 was published in the Official Journal of the European Union, which includes new transitional periods for IVDs. When following certain conditions i.e. QMS requirements and Notified Body agreements the transition deadlines are extended as follows; December 2027 for class D devices that are transitioning from IVDD self declared, December 2028 for class C devices that are transitioning from IVDD self declared, and December 2029 for class B that are transitioning from IVDD self declared and A sterile devices. Moreover, the application of certain requirements of Article 5(5) of the IVDR for devices manufactured and used in the same health institution (so-called ‘in-house devices') came into force in May 2024 with full compliance to Article 5(5) required in May 2030. Any products currently on the market with a CE-IVD label before May 2022 may remain on the market until the new deadline or until the product undergoes a significant change, at which point, it must comply with all the requirements of the IVDR.
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
The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater, and other administrative penalties. The U.K. has transposed the GDPR into domestic law, with its version of the GDPR that took effect on January 1, 2021, exposing us to two parallel regimes, each of which authorizes similar fines for certain violations. While the GDPR and the U.K. GDPR remain substantially similar for the time being, the government of the U.K. has adopted reforms to its data privacy and cybersecurity legal framework in its Data Use and Access Act 2025, which became law on June 19, 2025 (phasing in between June 2025 and June 2026) and will introduce significant changes from the GDPR. This may lead to additional compliance costs and could increase overall risk exposure as businesses may no longer be able to take a unified approach across the EEA and the U.K., and such businesses may need to amend their processes and procedures to align with the new framework. Implementing mechanisms to endeavor to ensure compliance with the GDPR and the U.K. GDPR may be onerous and expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty.
In addition, processing of personal data may be governed by the Federal Act on Data Protection (FADP). The FADP entered into force in September 2023 and provides for data protection principles that are substantially similar to those applied under the GDPR. The purpose of the FADP is to protect the personality rights, including privacy rights, and the fundamental rights of data subjects. The FADP is broad in its material scope and applies to personal data processing activities carried out by federal authorities, private organizations and individual private persons (excluding processing activities for exclusively personal use). The territorial scope of the FADP goes beyond those processing operations carried out in Switzerland, also covering operations that have an effect in Switzerland, even if they originate in another country. Sensitive personal data, including health data, genetic data and biometric data, which unequivocally identify a natural person, are subject to stricter protective measures in various respects. For example: (i) if consent is required, it must be given expressly in the case of processing of sensitive personal data; (ii) controllers must keep record of their data processing activities; (iii) sensitive data must not be disclosed to third parties without justification; (iv) the controller of a data file is obliged to inform the data subject of the collection personal data; and (v) disclosing personal data in breach of a confidentiality obligation may be criminally prosecuted. Processing activities by companies must not harm the privacy or personality of the data subject. If the FADP is violated, the Federal Data Protection and Information Commissioner may request that the processing is fully or partially adjusted, suspended, or terminated. Additionally, the new FADP authorize criminal fines for certain violations of up to CHF 250,000. Such fines are mainly imposed upon the individual responsible for the violation and most likely levied against C-level executives and those responsible for the organization’s data protection program. The FADP also authorizes fines of up to CHF 50,000 on the responsible data controller or processor. Fines under the FADP may be imposed in addition to fines under other data protection regimes. As part of our processing activities, we implemented a global compliance plan with applicable laws and regulations, which includes in particular:
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
Information Security
We have implemented protections consistent with the ISO/IEC 27001:2022, ISO/IEC 27017:2015, ISO/IEC 27018:2017 standards with respect to technical and physical security in an effort to ensure a level of security appropriate to the risk of our processing activities, in particular with respect to protecting the personal data and customer data we process in the cloud against damage, loss and unauthorized access, use, modification, disclosure, destruction, or other misuse. For this purpose, we have what we believe are adequate data breach response plans, disaster recovery plans, and security arrangements in place. However, there can be no assurance that our efforts will be successful in protecting against adverse events or successfully mitigating their effects. For more information regarding risks relating to information security, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Cybersecurity or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, service outages, loss of revenue, significant liabilities, harm to our brand and decreased/denied use of our SOPHiA DDM Platform and related solutions, applications, products, or services.”
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
As part of the performance of our services related to our commercial and research and development activities and in accordance with our contractual documentations accepted by our customers and collaborators, we may use our customers’ and collaborators’ data in particular: (i) for providing services; (ii) for maintaining, developing, improving, and demonstrating the SOPHiA DDM Platform, products, and services; and (iii) as permitted by applicable laws and regulations.
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
C. Organizational Structure
We have the following wholly owned subsidiaries:

Name	Jurisdiction of Incorporation
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	U.K.
SOPHiA GENETICS, Inc.	Delaware, U.S.
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
SOPHiA GENETICS GmbH	Germany

D. Property, Plants and Equipment
We do not own any real property. We believe that our facilities meet our present needs and we are continuously reviewing our space requirements. The table below sets forth the sizes and uses of our facilities as of December 31, 2025:

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
For a comparison of our results of operations and KPIs for the years ended December 31, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F filed with the SEC on March 5, 2025.
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
In 2014, we launched the first application of our platform to analyze NGS data for cancer diagnosis. We offer a broad range of applications used by healthcare providers, clinical and life sciences research laboratories, and biopharmaceutical companies for precision medicine across oncology, rare diseases, infectious diseases, cardiology, neurology, metabolism, and other disease areas. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. In 2022, we unveiled SOPHiA CarePath, our multimodal solution that integrates the capabilities of our genomics and radiomics solutions with additional modalities to further enable clinical decision-making. Today, we believe that our SOPHiA DDM Platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of December 31, 2025, we served more than 993 hospital, laboratory, and biopharma customers globally through our SOPHiA DDM Platform and related solutions, applications, products, and services, and our SOPHiA DDM Platform has supported the analysis of approximately 2.3 million genomic profiles and has been utilized in clinical trials and research projects discussed in more than 2,712 peer-reviewed publications. As of December 31, 2025, we had 528 core genomics SOPHiA DDM Platform customers (defined as the number of customers who generated revenue through usage of our bundle access, dry lab, and integrated access models during the specified time period, which, in this case, is the twelve months ended December 31, 2025). We commercialize our SOPHiA DDM Platform and related solutions, applications, products, and services as RUO and CE-IVD applications and products. In the United States, our applications and products are labeled and sold for research use only. Because such products are not intended for use in clinical practice in diagnostics and the applications and products cannot include clinical or diagnostic claims, the FDA regulations require that RUO applications and products be labeled “For Research Use Only. Not for use in diagnostic procedures.” In the EU, we have self-certified our applications and products without the intervention of a notified body in order to affix the CE marking.
Our clinical customers primarily include academic and non-academic hospitals and reference and specialty laboratories. Our biopharma customers primarily include pharmaceutical companies, biotechnology companies, and CROs. Our customers are able to access our SOPHiA DDM Platforms through three primary access models: dry lab access, bundle access, and integrated access. As of December 31, 2025, we operated a global direct sales team of more than 105 field-based commercial representatives across 60 countries in all four of our major regions of operations (Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”)) and further supplemented our direct sales team with distributors in 50 countries. For the years ended December 31, 2025 and 2024, we generated $77.3 million and $65.2 million in revenue, respectively, representing 19% year-over-year growth.
We have funded our operations primarily through equity financings that have generated $499.4 million in gross proceeds as of December 31, 2025, through revenue generated from the sale of access to our SOPHiA DDM Platform and related licenses, solutions, applications, products, and services, and through debt financings. As of December 31, 2025, we had cash and cash equivalents of $70.3 million. Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2025 and 2024, our net losses were $79.0 million and $62.5 million, respectively. As of December 31, 2025, we had an accumulated deficit of $519.3 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to (i) research and development, in particular to further expand the features, applications and data modalities of our SOPHiA DDM Platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas, (ii) expanding our selling and marketing efforts for our SOPHiA DDM Platform and related solutions, applications, products, and services, in particular to drive new customer adoption with clinical customers and biopharmaceutical companies, (iii) establishing and maintaining relationships with our collaborators and customers across the healthcare system, and (iv) obtaining regulatory clearance or approval to offer our applications and products as IVD applications and products for diagnostic use. Our ability to achieve profitability depends on the successful commercialization and further development of our SOPHiA DDM Platform and related solutions, applications, products, and services.
Recent Developments
FDA LDT Final Rule

In April 2025, the U.S. District Court for the Eastern District of Texas, Association for Molecular Pathology, et al. v. U.S. Food and Drug Administration, et al., vacated the FDA’s Laboratory Developed Tests (“LDT”) Final Rule, which was scheduled to be phased in over four years and would have redefined LDTs as in vitro diagnostics, thereby requiring FDA clearance for such tests. Under the LDT Final Rule, the FDA would have mandated premarket review for LDTs and required compliance with other FDA regulations in line with the established medical device guidelines. These requirements would have increased both the cost and time required to commercialize an LDT, reducing the financial incentives for laboratories to develop such tests. This, in turn, could have led to decreased demand for our RUO applications and products, until such time as our tests obtained FDA approval. The FDA had a window to appeal the decision and declined to do so in June 2025, making the court’s decision final. In September 2025, the FDA formally vacated the LDT Final Rule, reinstating the prior regulatory text. As a result, oversight of LDTs will remain under the Clinical Laboratory Improvement Amendments (CLIA) program rather than under the FDA medical device regulations.

Guardant Health Litigation

Guardant filed suit against us in the U.K. in July 2025, and in the EU at the Unified Patent Court in Paris in August 2025, alleging that our MSK-Access liquid biopsy test infringes certain of their patents and seeking remedies, including unspecified monetary damages and injunctive relief. On January 23, 2026, the UPC Paris

Local Division issued a final order rejecting Guardant's application for provisional measures and ordered Guardant to pay an interim award of costs of EUR 400,000. The UPC rejected Guardant's application under three asserted patents (EP 3591073, EP 3443066, and EP 3766986), and Guardant withdrew its request regarding a fourth patent (EP 3470533).

On February 9, 2026, Guardant filed an appeal challenging the UPC's finding that EP 3443066 was more likely than not invalid. On February 17, 2026, the UPC Paris Local Division issued a procedural order setting a payment deadline of March 10, 2026, for Guardant to pay the EUR 400,000 interim costs award. On February 18, 2026, the Court of Appeal rejected Guardant's application for suspensive effect of the interim costs award and refused to reduce the EUR 400,000 amount. The Paris Local Division's payment deadline of March 10, 2026, and the original interim award amount of EUR 400,000 therefore stand. Based on the Court of Appeal's rejection of suspensive effect and the Paris Local Division's payment deadline, we expect to receive payment of the EUR 400,000 interim costs award by March 10, 2026.

Separately, on February 12, 2026, we filed an Application for a cost decision under Rules 150 and 151 of the Rules of Procedure at the Court of First Instance, seeking costs exceeding EUR 600,000 incurred during the first instance proceedings. The UPC Paris Local Division has set a deadline of March 2, 2026, for Guardant to respond to our application for full costs, which includes the remaining EUR 200,000 in additional legal fees and approximately EUR 7,000 in travel costs. These additional costs may be decided as part of the appeal proceedings or in separate cost proceedings, but we will continue to pursue reimbursement of our full legal costs.

The U.K. proceedings remain pending. We intend to vigorously defend ourselves against these claims. These pending cases resulted in higher legal expenses in the second half of 2025 of $2.4 million, and we could incur further costs and divert the attention of our management and technical personnel in defending ourselves against these claims. Furthermore, Guardant may in the future be able to obtain injunctive or other relief, which effectively could block our ability to further develop, commercialize, market or sell products or services in certain jurisdictions, such as the U.K. and EU. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have an adverse impact on our business, financial condition or results of operations. See “Risk Factors—Risks Related to Our Intellectual Property—We are, and we may in the future be, subject to claims against us alleging that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, the outcome of which would be uncertain and could have a material adverse effect on our business.”

SEC Definition of FPI

In June 2025, the U.S. Securities and Exchange Commission (“SEC”) issued a request for public comment on whether the definition of a Foreign Private Issuer (“FPI”) should be amended. The comment period was open for 90 days and closed in early September 2025. The SEC is now reviewing public comments in order to decide on any potential rule changes.

The SEC’s request for comment outlines several potential changes to the FPI definition. These include, among other things, a possible requirement that FPIs be listed on a securities exchange in their home jurisdiction. While SOPHiA GENETICS is headquartered in Rolle, Switzerland, we are not currently listed on a Swiss or European exchange. The SEC has also raised the possibility of implementing a foreign trading volume requirement, which may not be within our control.

Additionally, the SEC discussed the potential for a mutual recognition framework based on international cooperation agreements. However, there is no assurance that such an approach will be adopted or that Switzerland would qualify under any mutual recognition criteria.

At this time, the outcome of the SEC’s review is uncertain. Any changes to the FPI definition could impact our status and result in additional compliance obligations or costs, including the potential need to seek listings on additional exchanges. We are actively monitoring developments in this area and will assess and respond to any changes that may affect our FPI status.

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
We expect our analysis volume to increase and new customer acquisitions to accelerate as we further expand the features, applications, and data modalities of our SOPHiA DDM Platform; expand our presence into new geographies; and further penetrate existing geographies, particularly geographies that represent largely under-penetrated opportunities, such as North America and East Asia. We intend to significantly invest in the development of our SOPHiA DDM Platform to accommodate multimodal data analytics capabilities across a wide range of disease areas, including under-penetrated disease areas such as cardiology and neurology, which we believe will allow us to attract new customers and increase usage of our SOPHiA DDM Platform within our existing customer base. While we believe that our existing sales force can support our near-term growth plans, to continue expanding our presence into new geographies and further penetrate existing geographies, we will continue to opportunistically invest in our direct sales force to further scale the size of our network in under-penetrated geographies such as Japan and North America, form additional collaborations with reference and specialty laboratories, and collaborate with collaborators and distributors in selected geographies outside of North America.
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
SOPHiA CarePath
In 2022, we unveiled SOPHiA CarePath, a new multimodal module on our SOPHiA DDM Platform powered by our artificial intelligence and machine learning algorithms. The module will allow healthcare practitioners to visualize data across multiple modalities (including genomic, radiomic, clinical, and biological) for individual patients in a longitudinal manner and derive additional insights through cohort design and comparison. SOPHiA CarePath has already been deployed as part of our Digital Twins tool, a breakthrough research technology that creates dynamic, virtual representations of individual patients to simulate potential outcomes and help oncologists make better treatment decisions.
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
In September 2025 we announced a partnership with Myriad Genetics to develop a companion diagnostic (“CDx”) liquid biopsy assay. The partnership will leverage Myriad’s laboratory capabilities and SOPHiA’s global network to provide pharmaceutical firms with an innovative approach to global companion diagnostics. Myriad will lead regulatory submissions in the United States and SOPHiA will pursue regulatory approvals outside of the United States. Both firms will collaborate across development activities to provide a compelling solution to pharmaceutical firms pursuing CDx programs. Myriad has also publically stated that they plan on adopting the SOPHiA DDM platform for use in their clinical lab testing.
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

Platform Analysis Volume
Quarterly Platform Analysis Volume from Q1 2018 to Q4 2025*

The following table shows platform analysis volume for the year ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
SOPHiA DDM Platform analysis volume*	391,698	352,628
*The figures in the bar chart and table above have been adjusted to exclude analyses conducted during the period but for which chargebacks were issued or other adjustments were made to customers after the period. We do not believe that such adjustments are material to the periods presented.
Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our Core Genomics Customers. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including application and product pricing, access model used, and customer size mix, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.
Analysis volume increased to 391,698 in the year ended December 31, 2025 from 352,628 in the year ended December 31, 2024. We observed an increase in chargeable analysis volume of 11% for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase is primarily attributable to increased usage from our existing customers as well as new customers onboarded onto our platform, with outsized growth in our Hematological Oncology (“HemOnc”) applications and primarily related to strong volume growth in EMEA and NORAM. The increase in analyses was partially offset by a decline in analyses in LATAM. We increase prices annually or as necessary throughout the year. While platform analysis volume is a primary driver of our overall revenue, there are other important factors that also contribute to our revenue performance, including access model mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue. These factors also contributed to year-over-year growth in our overall revenue in 2025.

Total Core Genomics Customers
The following table shows the number of Core Genomics Customers as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Core Genomics Customers	528	472
We track the number of our Core Genomics Customers, defined as the number of customers who performed revenue generating analyses on our SOPHiA DDM Platform during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We exclude from this number any customers who do not utilize our SOPHiA DDM Platform through either dry lab access or a bundle sale, such as customers who only use integrated access, Alamut and our biopharma customers.
This number also excludes customers without any usage of our SOPHiA DDM Platform over the past twelve months and customers who have executed agreements with us but have not yet completed any revenue generating analyses, including customers that are in the process of being onboarded onto our SOPHiA DDM Platform. During 2025 we refined our definition of Core Genomic Customers to align our treatment of discrete customers within a larger entity with our new customer acquisition strategy. The impact on the 2024 customer count definition change was less than 1%.
Core Genomics Customers increased to 528 as of December 31, 2025 from 472 as of December 31, 2024. The increase is primarily attributable to our continued customer acquisition momentum by our commercial team over the course of the intervening period net of churn.
Net Dollar Retention (NDR)
The following table shows the net dollar retention as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Net dollar retention (NDR)	115%	104%
We track net dollar retention for our SOPHiA DDM Platform, Alamut and recurring services, including revenue from dry lab, bundle access, and integrated access customers as a measure of our ability to grow the revenue generated through our “land and expand” strategy net of revenue churn, which we define as the revenues we have lost from customers who access our platform and have not generated revenue over the past twelve months in that period. To calculate net dollar retention, we first specify a measurement period consisting of the trailing two-year period from our fiscal period end. Next, we define a measurement cohort consisting of customers who have generated recurring revenue during the first 12 months of the measurement period. We then calculate our net dollar retention as the ratio between the U.S. dollar amount of revenue generated from this cohort in the second year of the measurement period and the U.S. dollar amount of revenue generated in the first year. For customers that did not contribute a full year of revenue in the base period, their revenue is annualized to provide a more representative baseline. Any customer in the cohort that did not use our platform in the second year are included in the calculation as having contributed zero revenue in the second year. Integrated accounts are included in NDR because they generate recurring revenue, even if they do not meet the criteria for customer count. During 2025 we refined our net dollar retention by aligning our customer cohorts with the core genomic customer counts, annualizing revenue for customers that did not contribute a full year of revenue in the base period, incorporating revenue generated from Alamut and recurring services and our calculation of revenue churn by utilizing actual revenue for the trailing 12 months rather than annualized revenues. The impact on the 2024 NDR amount as a result of the definition change was less than 2%.
Net dollar retention increased to 115% as of December 31, 2025 from 104% as of December 31, 2024. The year-over-year increase in revenue growth momentum is attributable to growth across our existing customer base as well as higher average selling prices of our products. The annualized churn rate was 0.1%, which was lower than 2024 as a result of the relative size of lost customers.

Components of Results of Operations
Revenue
We generate revenue from goods and services rendered to our clinical and biopharma customers. Our clinical customers include academic and non-academic hospitals (including comprehensive cancer centers and children’s hospitals), and reference and specialty laboratories. Our biopharma customers include companies along the full biopharma value chain. We group our solutions that we offer our customers into two primary revenue streams: our SOPHiA DDM Platform and workflow equipment and services.
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
For clinical customers, our primary pricing strategy for our SOPHiA DDM Platform is a pay-per-use model, in which customers access our platform free of charge but pay for each use of our platform. Pricing varies based on our customer mix, as customers require differing levels of customization. For Alamut, our primary pricing strategy is a licensing model, in which customers access our platform for a contracted price. For biopharma customers, we are continuing to refine our pricing strategy since we launched our initial applications for the biopharma market in 2019. We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. For revenue generated from our SOPHiA DDM Platform customers, we recognize revenue from analyses as the analyses are conducted and revenue from bundled instruments and consumables at the point of delivery. For revenue generated from Alamut licenses, we recognize revenue over the course of the license period. Payments from our customers are typically between 30 and 60 days with payment terms extended up to 180 days from the invoice date. Although we have a diverse range of customers, for the years ended December 31, 2025 and December 31, 2024, we generated $8.7 million and $8.2 million, respectively, of revenue from one of our largest distributors.
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
We have demonstrated continued revenue growth during 2025 and 2024 as a result of the continued development of our platform and technology and further penetration of the market. Revenue performance is reflective of the strong foundation that has been built, focused around clinical and biopharma customers. This category of revenue also includes the revenue from the sale of DNA sequencing automation equipment accounted for under IFRS 16, Leases (“IFRS 16”), leasing, and the fees charged for the maintenance of this equipment.
Cost of Revenue
Cost of revenue comprises costs directly incurred in earning revenue, including computational and storage-related costs and fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses, and amortization of capitalized software development costs. Capitalized software development costs are amortized using the straight-line method over an estimated life of five years.
While we currently expect increased investments to accelerate growth, we also expect to realize increased efficiencies and economies of scale and undertake cost containment measures to reduce the cost of using cloud infrastructure. Over time, we expect our gross profit margin to increase as we broaden our customer base, increase customer engagement, expand our cloud infrastructure, and negotiate additional arrangements with service providers, including computational and storage-related costs and fees paid to hosting providers. However, in the near term, we expect that our gross profit margin may be adversely impacted by increased computational and storage-related costs and fees as we have purchased, and may be required to continue to purchase, increased capacity at less favorable rates in order to address increased demand for our SOPHiA DDM Platform and related solutions, applications, products, and services. Our cost of revenue as a percentage of revenue may fluctuate from period to period depending on the interplay of the various components of cost of revenue. Our cost of revenue as a percentage of revenue is impacted by the sale of higher value testing such as MSK-Access that have a higher price point and margin profile, and thus a lower cost-of-revenue. Certain markets such as India, Turkey and LATAM have lower price points and thus a lower margin profile and expansions in those markets may increase our costs as a percentage of revenue.
Operating Expenses
Operating expenses consist of research and development, selling and marketing, general and administrative, and other operating income (expense), net.
Research and Development Costs
Research and development costs consist of personnel and related expenses for technology, application, and product development, depreciation and amortization, laboratory supplies, consulting services, computational and data storage fees paid to hosting providers related to research and development, and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized software development costs.
In the long term, we expect our research and development costs to increase in absolute dollars, but not necessarily as a percentage of revenue, while we continue to develop, refine, and optimize our platform, technology, applications, products, and services as we seek to expand the features, applications, and data modalities of our SOPHiA DDM Platform, broaden our customer base, and increase customer engagement to drive revenue growth. We expect research and development costs, inclusive of capitalized software development, to continue to comprise one of the largest components of our overall operating expenses. Our research and development costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.
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
Interest Expense
Interest expense consists of interest expense incurred on lease liabilities and loans, which includes interest on commercial borrowings.
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
Taxation
We are subject to corporate taxation in Switzerland and other jurisdictions in which we operate, in particular, the United States, France, the U.K., Italy, Brazil, Germany and Australia, where our wholly owned subsidiaries are incorporated.
Pursuant to a written agreement with the Swiss government, we were exempted from corporate taxes (including capital tax) in Switzerland until December 31, 2022. Effective as of January 1, 2023, we are subject to ordinary cantonal and Swiss federal corporate taxes, including capital tax.
We are entitled under Swiss laws to carryforward any losses incurred for a period of seven years, which could be used to offset future taxable income. As of December 31, 2025, we had total tax loss carryforwards totaling $448.2 million with $444.0 million of which no deferred tax asset has been recorded as they are expected to expire prior to being utilized to offset future incomes. We currently have tax loss carryforwards in Switzerland, the U.S., the U.K., and Brazil. Of our loss carryforwards, $440.3 million are in Switzerland and can be carried forward through future periods that will expire at various dates between January 1, 2026 and December 31, 2032. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full during the allotted time periods.

Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
	2025	2024	$	%
Revenue	$77,271	$65,173	$12,098	19%
Cost of revenue	(25,194)	(21,236)	(3,958)	19%
Gross profit	52,077	43,937	8,140	19%
Research and development costs	(34,216)	(34,366)	150	—%
Selling and marketing costs	(36,118)	(29,369)	(6,749)	23%
General and administrative costs	(52,563)	(46,953)	(5,610)	12%
Other operating (loss) income, net	(86)	183	(269)	(147)%
Operating loss	(70,906)	(66,568)	(4,338)	7%
Interest income	1,872	3,362	(1,490)	(44)%
Interest expense	(4,554)	(1,913)	(2,641)	(138)%
Fair value adjustments on warrant obligations	(497)	370	(867)	(234)%
Foreign exchange gains (losses), net	(3,402)	3,479	(6,881)	(198)%
Loss before income taxes	(77,487)	(61,270)	(16,217)	26%
Income tax expense	(1,512)	(1,223)	(289)	24%
Loss for the year	$(78,999)	$(62,493)	$(16,506)	26%
Revenue
The following table presents revenue by stream for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
SOPHiA DDM Platform	$74,915	$63,546	$11,369	18%
Workflow equipment and services	2,356	1,627	729	45%
Total revenue	$77,271	$65,173	$12,098	19%
Revenue was $77.3 million for the year ended December 31, 2025, compared to $65.2 million for the year ended December 31, 2024. This increase was primarily attributable to an increase in SOPHiA DDM Platform revenue as well as $2.0 million in foreign exchange impact over the course of the year related to the appreciation in the exchange rates between key transactional currencies, particularly the euro, and our reporting currency, the U.S. dollar. SOPHiA DDM Platform revenue was $74.9 million for the year ended December 31, 2025 compared to $63.5 million for the year ended December 31, 2024. This increase was primarily attributable to an increase in analysis volume, particularly across our Oncology application portfolio driven by growth in our HemOnc application, partially offset by a slight decrease in biopharma revenue of $0.7 million. The increase in analysis volume was related to strong volume growth in EMEA and NORAM. Workflow equipment and services revenue was $2.4 million for the year ended December 31, 2025, compared to $1.6 million for the year ended December 31, 2024. This increase was primarily attributable to an increase in workflow automation equipment installations.

Cost of Revenue
The following table presents cost of revenue, gross profit, and gross margin for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Cost of revenue	$(25,194)	$(21,236)	$(3,958)	19%
Gross profit	$52,077	$43,937	$8,140	19%
Gross margin	67%	67%
Cost of revenue was $25.2 million for the year ended December 31, 2025, compared to $21.2 million for the year ended December 31, 2024. The increase was primarily driven by a $2.1 million increase in material costs, including automation equipment and related services associated with higher volumes, a $1.7 million increase in amortization of capitalized development costs as software development projects were put into service and a $1.1 million increase in maintenance and customer support costs due to a higher volume of update releases. These increases were mitigated by ongoing efforts to optimize compute costs and partially offset by a $0.8 million decrease in inventory reserve and inventory scrap. The gross margin was 67% for the year ended December 31, 2025, remaining stable as compared to the year ended December 31, 2024.
Operating Expenses
The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income, net for the years ended December 31, 2025 and 2024:

(Amounts in USD thousands, except %)	Year ended December 31,		Change
	2025	2024	$	%
Research and development costs	$(34,216)	$(34,366)	$150	—%
Selling and marketing costs	(36,118)	(29,369)	(6,749)	23%
General and administrative costs	(52,563)	(46,953)	(5,610)	12%
Other operating (expenses)/income, net	(86)	183	(269)	(147)%
Total operating expenses	$(122,983)	$(110,505)	$(12,478)	11%
Research and Development Costs
Research and development costs were $34.2 million for the year ended December 31, 2025, compared to $34.4 million for the year ended December 31, 2024. The decrease was primarily driven by $1.2 million of resources that were shifted to support implementation and maintenance activities and $0.5 million related to an R&D grant in France we received. These decreases were offset by a $0.3 million increase in employee-related expenses, including share-based compensation, which includes a $1.1 million foreign exchange impact on salary expenses and a $0.5 million increase in social charges on equity-based compensation as a result of appreciation in the price of our stock.
Selling and Marketing Costs
Selling and marketing costs were $36.1 million for the year ended December 31, 2025, compared to $29.4 million for the year ended December 31, 2024. The increase was primarily attributable to a $5.0 million increase in employee-related expenses, including commissions and share-based compensation, as we expanded our sales force, and includes a $0.4 million foreign exchange impact on salary expense and a $0.2 million increase in social charges on equity-based compensation as a result of appreciation in the price of our ordinary shares. Our commissions expenses have increased as a result of a larger team on commissions-based programs and the improved overall performance of our sales team. Additionally, there was a $0.6 million increase in marketing spend related to targeted campaigns aimed at accelerating penetration in key markets, a $0.4 million increase in travel and expense, and a $1.0 million increase in shipping costs related to the higher sales volumes.

General and Administrative Costs
General and administrative costs were $52.6 million for the year ended December 31, 2025, compared to $47.0 million for the year ended December 31, 2024. This increase was primarily attributable to a $1.2 million increase in employee-related expenses, including share-based compensation, which includes a $0.8 million foreign exchange impact on salary expense and a $0.8 million increase in social charges on equity-based compensation as a result of appreciation in the price of our stock.

Additional increases related to $2.4 million in legal expenses related to the Guardant Health litigation and $0.9 million in costs related to our shelf registration statements and an at-the-market offering program which allows for sales of our stock. In connection with the Guardant Health litigation, as discussed in "Recent Developments—Guardant Health Litigation," we expect to receive reimbursement of a €400,000 interim costs award by March 10, 2026, and are pursuing reimbursement of additional legal costs exceeding EUR 200,000 through separate cost proceedings at the Unified Patent Court.
Other Operating Income, net
Other operating income, net was an expense of $0.1 million for the year ended December 31, 2025, compared to $0.2 million income for the year ended December 31, 2024 mainly attributable to $0.1 million of non-recoverable VAT costs in 2025. In 2024 the income related to a one-time supplier credit note.
Interest Income
The following table presents interest income for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Interest income	$1,872	$3,362	$(1,490)	(44)%
Interest income was $1.9 million for the year ended December 31, 2025, compared to $3.4 million for the year ended December 31, 2024. The decrease was primarily driven by a $1.5 million decrease in the interest earned on cash held in short term deposits and money market funds due to lower cash balances than in the prior year and decreasing market interest rates.
Interest Expense
The following table presents interest expense for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Interest expense	$(4,554)	$(1,913)	$(2,641)	138%
Interest expense was $4.6 million for the year ended December 31, 2025, compared to $1.9 million for the year ended December 31, 2024. The increase of $2.6 million was primarily driven by the additional borrowings under the Perceptive Loan Agreement in connection with the drawdown of a second tranche of $35.0 million principal amount of term loans in 2025 as well as a full year of interest on the first tranche of $15.0 million.
Fair Value Adjustments on Warrant Obligations
The following table presents the fair value adjustments on warrant obligations for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Fair value adjustments on warrant obligations	$(497)	$370	$(867)	100%
Fair value adjustments on warrant obligations had a loss of $0.5 million for the year ended December 31, 2025 compared to a gain of $0.4 million for the year ended December 31, 2024. The change is due to the fair value of the warrants increasing as a result of an increase in the price of our underlying shares in 2025 as well as an increase in the number of warrants outstanding.
Foreign Exchange Gains (Losses), net
The following table presents the foreign exchange gains (losses), net for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Foreign exchange (losses) / gains, net	$(3,402)	$3,479	$(6,881)	(198)%
Foreign exchange losses were $3.4 million for the year ended December 31, 2025, compared to foreign exchange gains of $3.5 million for the year ended December 31, 2024. This increase in foreign exchange losses was primarily driven by the revaluation of intercompany foreign currency receivable balances into SOPHiA GENETICS SA’s functional currency of the Swiss franc, partially offset by $0.4 million in realized net foreign exchange gains. Unrealized gains and losses do not constitute a cash impact until the related transactions are settled.
Income Tax Expense
The following table presents income tax expense for the years ended December 31, 2025 and 2024:

	Year ended December 31,		Change
(Amounts in USD thousands, except %)	2025	2024	$	%
Income tax expense	$(1,512)	$(1,223)	$(289)	24%
Income tax expense was $1.5 million for the year ended December 31, 2025, compared to $1.2 million for the year ended December 31, 2024. This tax expense is primarily attributed to current and deferred tax expenses recorded in France, the U.S., and Italy, and, to a lesser extent, to the provision for uncertain tax positions, the majority of which were non-cash in 2025 and 2024.
Off-Balance Sheet Arrangements and Commitments
We have a minimum purchase agreement with Microsoft related to computational and hosting-related costs. As part of the agreement (as amended on October 10, 2025), we have a total minimum commitment of approximately $80.9 million from the period beginning November 1, 2022 through October 31, 2029 and an additional one-year grace period to meet the minimum commitment by October 31, 2030. As of December 31, 2025 and 2024, our remaining commitments are $58.2 million and $56.9 million, respectively.
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

B. Liquidity and Capital Resources
For a discussion of our liquidity and capital sources and cash flows for the year ended December 31, 2024 and comparison to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F filed with the SEC on March 4, 2025.
Sources of Capital Resources
Our principal sources of liquidity were cash and cash equivalents totaling $70.3 million as of December 31, 2025 which were held for a variety of growth initiatives and investments in our SOPHiA DDM Platform and related solutions, applications, products, and services as well as working capital purposes. Our cash and cash equivalents are comprised of cash on hand, bank deposits, money market funds, and bank and other short-term highly liquid investments with original maturities of three months or less.

On May 2, 2024 (the “closing date”), SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) a second tranche of $35.0 million principal amount of term loans that was drawn down on June 25, 2025. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“Term SOFR”) (floored at 4% per annum) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in our business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of our and certain of our subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. We remain in full compliance with all covenants contained in the Perceptive Credit Agreement as of December 31, 2025.

In addition, on May 2, 2024 we issued to Perceptive Credit Holdings IV, LP a warrant certificate representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares that became available upon the drawdown of the second tranche of the term loans on June 25, 2025. The purchase rights represented by the warrant certificate are exercisable, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments.

On January 23, 2026, SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement. The 2026 Amendment provides for, among other things, $25.0 million of additional term loan commitments consisting of (i) an additional $12.5 million tranche of term loan commitments, which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments, which may be drawn at such time as SOPHiA GENETICS SA’s revenue for a trailing twelve-month period exceed $85.0 million and otherwise subject to customary conditions. The two additional tranches, if drawn, will have terms and conditions consistent with the existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029. In connection with the 2026 Amendment, the Company amended and restated the warrant certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares at $5.00 per share, which right is exercisable immediately. The warrant certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon drawdown of the third tranche and (2) another 100,000 ordinary shares, which right will become exercisable upon drawdown of the fourth tranche.

On April 23, 2024 the Company terminated its existing credit agreement with Credit Suisse SA for up to CHF 5.0 million ($5.5 million). Additionally, the Company entered into a new credit agreement with Credit Suisse SA for up to CHF 0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down. On November 27, 2025 the Company terminated this CHF 0.1 million facility ($0.1 million). On February 20, 2025 the Company entered into a new credit agreement with UBS Switzerland AG for up to CHF 0.3 million ($0.3 million), intended solely for the issuance of bank guarantees. As of December 31, 2025 and 2024, the Company had no borrowings outstanding under these credit facilities.
In August 2025, we established a new at-the-market (“ATM”) offering program pursuant to which we may sell, from time to time, ordinary shares having an aggregate offering price of $50.0 million. For the year ended December 31, 2025, we sold 228,238 ordinary shares for total net proceeds of $1.1 million under this program. Through February 20, 2026 the Company has sold 2,795,485 additional shares for total net proceeds of $14.1 million under the same program.
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
Uses of Capital Resources
Since our inception, we have incurred net losses, which have been significant in recent periods. For the years ended December 31, 2025 and 2024, our net losses were $79.0 million and $62.5 million, and our cash burn was $46.0 million and $58.0 million, exclusive of the $35.0 million and $15.0 million in borrowings under the Perceptive Credit Agreement, respectively. As of December 31, 2025, we had an accumulated deficit of $519.3 million. Our primary use of capital sources has been to fund our operations and grow our business, which has included developing new solutions, expanding our market opportunities for our SOPHiA DDM Platform.
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
Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Year ended December 31,
(in USD thousands)	2025	2024
Net cash from (used in):
Operating activities	$(35,893)	$(44,515)
Investing activities	(8,670)	(4,755)
Financing activities	30,177	9,857
Net (decrease) increase in cash and cash equivalents	$(14,386)	$(39,413)
Effect of exchange rate differences on cash and cash equivalents	$4,449	$(3,612)
Operating Activities
During the year ended December 31, 2025 operating activities used $35.9 million primarily resulting from our loss before taxes of $77.5 million, excluding $31.1 million in non-cash charges partially offset by $10.7 million provided by changes in our working capital. Net cash provided by changes in our working capital for the year ended December 31, 2025 consisted primarily of increases in trade payables largely due to the timing of vendor payments, accrued compensation driven by the growth of the Company and deferred contract revenue as a result of a strong sales activity at the end of the year.

During the year ended December 31, 2024 operating activities used $44.5 million primarily resulting from our loss before tax of $61.3 million, excluding $19.9 million in non-cash charges and $2.6 million used in changes in our working capital. Net cash used in changes in our working capital for the year ended December 31, 2024 consisted primarily of a $7.4 million decrease in accounts payables, accrued expenses, deferred contract revenue, and other liabilities partially offset by a $5.9 million decrease in accounts receivable. The decrease in current liabilities was primarily as a result of decreases in accrued compensation and deferred contract revenue. The decrease in accounts receivable was primarily as a result of the timing of customer invoicing and collections.
Investing Activities
During the year ended December 31, 2025, net cash used in investing activities was $8.7 million, primarily as a result of $7.9 million related to capitalized software development costs as we continue to add new products and upgrade or enhance existing products, $1.9 million related to purchases of equity investments, as well as $0.6 million related to purchases of property and equipment which was driven by our lab expansion at our facility in Rolle, Switzerland to handle our growth.
During the year ended December 31, 2024, net cash used in investing activities was $4.8 million, primarily as a result of $7.8 million related to capitalized software development costs as we continue to add new products and upgrade or enhance existing products.
Financing Activities
During the year ended December 31, 2025, net cash provided from financing activities was $30.2 million, primarily as a result of $34.6 million in net proceeds from the second tranche of the Perceptive Credit Agreement and $1.1 million in proceeds from the sale of ordinary shares through our ATM facility.
During the year ended December 31, 2024, net cash provided from financing activities was $9.9 million, primarily related to $13.9 million in net proceeds from the Perceptive Credit Agreement, partially offset by $2.8 million of payments of the principal portion of leases.

Non-IFRS Measures

To supplement our financial statements prepared in accordance with IFRS, we provide investors with certain non-IFRS financial measures, including adjusted EBITDA and constant currency revenue. The presentation of the non-IFRS financial measures have limitations and you should not consider them in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We believe that these non-IFRS financial measures provide useful information about our performance, enhance overall understanding of past performance and future prospects and allow for greater transparency with respect to metrics used by our managements in its financial and operational decision-making.

Adjusted EBITDA

We define adjusted EBITDA as loss for the period before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, income tax (expense) benefit, share-based compensation expense, non-cash pension expense, certain transaction costs and litigation expenses.

Adjusted EBITDA is a key business metric we use to evaluate our overall financial performance and to facilitate consistent comparisons across reporting periods. Adjusted EBITDA reflects our earnings excluding items that we believe are not related to our core operating performance, or are non-cash income and expense. We believe this metric provides a meaningful representation of our operating profitability as it excludes items that may fluctuate significantly between periods and are not reflective of our ongoing business operations. We believe that this non-IFRS financial measure provides useful information about our performance, enhances overall understanding of past performance and future prospects and allows for greater transparency with respect to metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
•Adjusted EBITDA excludes the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and this non-IFRS measure does not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•Adjusted EBITDA excludes the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•Adjusted EBITDA excludes the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•Adjusted EBITDA excludes the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•Adjusted EBITDA excludes the impact of foreign exchange gains (losses), net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring benefit or expense incurred as the company participates in transactions outside of the company’s functional currency;
•Adjusted EBITDA excludes the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•Adjusted EBITDA excludes the impact of amortization of capitalized research and development expenses and intangible assets. Amortization of these assets will continue to be for the foreseeable future a recurring expense incurred as the Company continues to invest in developing revenue-generating products through research and development. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•Adjusted EBITDA excludes the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•Adjusted EBITDA excludes the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business;
•Adjusted EBITDA excludes the impact of certain capital markets transaction costs. These costs may occur from time to time in the future as needed to complete the transactions;
•Adjusted EBITDA excludes the impact of litigation expenses related to the company's defense of lawsuits filed by Guardant Health. These expenses are expected to continue for the duration of the litigation and may increase in future periods.

Additionally other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

The following table reconciles IFRS net loss to adjusted EBITDA for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
IFRS loss for the period	$(78,999)	$(62,493)
Exclude the impact of:
Depreciation	$3,976	$4,575
Amortization	5,553	4,021
Interest income	(1,872)	(3,362)
Interest expense	4,554	1,913
Fair value adjustments on warrant obligations	497	(370)
Foreign exchange losses (gains), net	3,402	(3,479)
Income tax expense	$1,512	$1,223
Share-based compensation expense(1)(3)	16,205	16,488
Non-cash pension expense(2)	347	1,306
Transaction costs(4)	895	—
Litigation expenses(5)	2,430	—
Adjusted EBITDA	$(41,500)	$(40,178)

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.
(3)Share-based compensation expense does not include social charges on equity-based compensation of $0.8 million and $(0.7) million for the years ended December 31, 2025 and 2024, respectively.
(4)Transaction costs consists of expenses incurred in connection with the Company’s shelf registration statement and the ATM program.
(5)Litigation expenses consists of expenses related to the company's defense of lawsuits filed by Guardant Health.

Constant Currency Revenue

We define constant currency revenue as revenues received in local (non-U.S. dollar) currencies translated into U.S. dollars using the same average foreign currency exchange rates that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.

Constant currency revenue is a key business metric we use to assess our underlying revenue performance, excluding the impact of foreign currency exchange rate fluctuations. Since we operate in multiple international markets, our reported revenue is affected by changes in foreign currency exchange rates, which can obscure underlying trends in our business performance. We believe this metric provides our management with an additional measure of our revenue and growth by removing the effects of currency movements. We believe this allows management and investors to better understand or performance and make more meaningful comparisons across reporting periods.

Constant currency revenue has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Constant currency revenue excludes the impact of foreign exchange rate fluctuations. While this allows better comparability between periods, this does not reflect actual changes in revenues and should not be considered in isolation.
•Constant currency revenue uses a monthly average exchange rate which does not reflect actual economic impact. This application may overstate or understate the true impact of foreign currency on revenue.

Additionally other companies, including companies in our industry, may calculate this non-IFRS measures differently, which reduces its usefulness as a comparative measure.
The following table reconciles IFRS revenue to constant currency revenue for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
IFRS revenue	$77,271	$65,173
Current period constant currency impact	(1,983)	—
Constant currency revenue	$75,288	$65,173
C. Research and Development, Patents and Licenses
See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”
D. Trend Information
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
E. Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of our accounting policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described below.
Revenue
Our sales transactions may consist of various performance obligations that are satisfied at different times. It requires judgment to determine when different obligations are satisfied, including whether enforceable commitments for further obligations exist and when they arise. Depending on the determination of the performance obligations and the point in time or period over which those obligations are fulfilled, this may result in all revenue being calculated at inception, and either being recognized at once, or on contract completion or spread over the term of a longer performance obligation.

In accounting for contracts that contain promises to deliver more than one good or service, we have to determine how to allocate the total transaction price to the performance obligations of the contract. We allocate the total transaction price of a customer contract to the distinct performance obligations under the contract based on their standalone selling prices (“SSP”), the determination of which can require significant judgment from management. The best evidence of this is an observable price from the standalone sales of the good or service to similarly situated customers. However, where standalone selling prices are not observable, it requires judgment to estimate the cost of satisfying a performance obligation and adding an appropriate margin to that good or service. In some cases, SSP is not available and the residual approach is used to determine the stand-alone selling price of certain performance obligations.
Capitalized Internal Software Development Costs
We capitalize the costs of work attributable to the development of new data analytics solutions and services or to the improvement or enhancement of existing solutions and services. The costs consist of personnel costs, including related benefits, that are incurred once it is evident that the project is technically and financially feasible and that it will bring economic benefits to us.
We review capitalization criteria for each project individually, which requires us to exercise judgment as to what costs are capitalizable. Capitalized costs are amortized over the estimated useful life of the software, which is five years, on a straight-line basis, which represents the manner in which the expected benefit will be derived. We determine the useful lives of identifiable project assets after considering the specific facts and circumstances related to each project. The amortization of costs related to the data analytics solutions is included in cost of revenue in the consolidated statement of loss.

Significant judgments related to the capitalization of internal use software costs include determining whether it is probable that projects will result in new or additional functionality, concluding on when the application development phase starts and ends, and estimating which costs, especially employee compensation costs, should be capitalized.
Share-Based Compensation
For the years ended December 31, 2025 and 2024, we granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, our Board of Directors may offer options to directors, employees and advisors. The fair value of the services and consideration received in exchange for the grant of options is recognized as an expense and as a component of equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. The fair value of the share options was determined using a Black-Scholes valuation model. No performance conditions were included in the fair value calculations.
Measuring the Cost of Share Options
The fair value of the options outstanding under all plans is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.
The Black-Scholes model requires the input of highly subjective assumptions, including the expected volatility, the risk-free rate, expected life and the dividend yield. The expected volatility is based on our own historical volatility as well as the historical volatility of several comparable companies in the same industry. The expected life is based on the longer of each tranche’s respective weighted-average vesting term. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on the Company’s expected dividend policy over the contractual life of the options.

The key inputs used in the valuation model for the stock options are outlined below.

	EIP 2021
	Year Ended December 31,
	2025			2024
Weighted average strike price (in USD)	$3.29			$4.78
Share price at grant date (in USD)	$3.04	-	$4.73	$3.40	-	$4.96
Expected life of share options (years)	5.5	-	7	P5Y6M0D	-	P7Y0M0D
Expected volatility (%)	73.84%	-	77.60%	72.86%	-	74.95%
Risk free interest rate (%)	3.68%	-	4.03%	3.50%	-	4.40%
Dividend yield (%)	—%			—%
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

Item 6. Directors, Senior Management, and Employees
A. Directors and Senior Management
The following table presents information about our executive officers and directors. Ages are as of February 15, 2026.

Name	Position(s)	Age
Executive Officers and Directors
Jurgi Camblong	Chief Executive Officer and Director	47
Ross Muken	President	46
George Cardoza	Chief Financial Officer	64
Daan van Well	Chief Legal and Compliance Officer	51
Manuela da Silva Valente	Chief People Officer	56
Zhenyu Xu	Chief Scientific Officer	43
Philippe Menu	Chief Medical Officer and Chief Product Officer	44

Non-Executive Directors
Troy Cox	Chairman of the Board of Directors	61
Tomer Berkovitz	Director	46
Kathy Hibbs	Director	62
Didier Hirsch	Director	74
Vincent Ossipow	Director	57
Jean-Michel Cosséry	Director	66
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

Daan van Well, LL.M., M.B.A., has joined as our General Counsel in June 2019. In March 2023 was appointed Chief Legal & Compliance Officer, and since November 2024 he has served as Chief Legal & Regulatory Officer. Mr. Van Well has more than 25 years of legal, governance and compliance experience. From 2018 to 2019, Mr. Van Well served as the founder and managing partner of consulting firm SpringWorks Sàrl. From 2010 to 2017, Mr. Van Well served in various legal positions with PwC Switzerland, including as the Head of Legal from 2011 to 2017. Prior to that, Mr. Van Well served as corporate secretary and senior legal counsel of Royal Ahold N.V. (currently Koninklijke Ahold Delhaize N.V.) and practiced law at Loyens & Loeff N.V. in Rotterdam, The Netherlands. Mr. Van Well holds a LL.M. in Dutch civil law from Utrecht University and an Executive M.B.A. in management and corporate finance from HEC Lausanne.
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
Non-Executive Directors

Troy Cox, M.B.A., has served as the Director of our board of directors since June 2019 and as Chairman since February 2020. From 2017 to 2019, Mr. Cox served as the chief executive officer of Foundation Medicine Inc. From 2010 to 2017, Mr. Cox served as the senior vice president of Genentech, Inc. Prior to that, Mr. Cox held various executive and senior positions at UCB S.A., Sanofi-Aventis U.S. LLC and Schering-Plough Corporation. In addition to our board of directors, Mr. Cox serves on the board of directors of Standard BioTools, TenaRx, and Fuze Health, and previously served on the board of directors of Foundation Medicine Inc., Zymeworks Inc., and LetsGetChecked. Mr. Cox holds an M.B.A. from the University of Missouri and a B.B.A from the University of Kentucky.
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

Kathy Hibbs, J.D., has served as a member of our board of directors since March 2021. She served as Chief Administrative Officer at 23andMe, Inc. from 2022 to May 2024, and prior to that, as Chief Legal and Regulatory Officer from 2014 to 2022. Earlier in her career, Ms. Hibbs held key leadership roles in legal, business development and compliance functions at Genomic Health, Inc., Monogram Biosciences Inc. and Varian Medical Systems, Inc. In addition to our board of directors, Ms. Hibbs serves on the board of directors of Standard BioTools. Ms. Hibbs holds a J.D. from the University of California, San Francisco.
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

Vincent Ossipow, Ph.D., CFA, has served as a member of our board of directors since June 2014. Dr. Ossipow has been a partner at Omega Funds. Dr. Ossipow has also served as the Chief Scientific Officer of Omega Alpha SPAC. Prior to that, Dr. Ossipow held various investment management positions at Sectoral Asset Management and Pictet Bank. In addition to our board of directors, Dr. Ossipow serves on the board of directors of Callio Therapeutics, and previously served on the board of directors of BioInvent International AB, FoRx SA, Aerium Inc, Immunic Inc., eTheRNA NV, Andrew Alliance S.A., Lifespan, Inc., Raindance Technologies, CNx SA and Kuros Biosciences AG. Dr. Ossipow is a Chartered Financial Analyst (CFA), CFA Institute, holds a Ph.D. in molecular biology from the University of Geneva and a Certificate in International Finance from Georgetown University.

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

Leadership Changes

In January 2026, we announced that Dr. Camblong will become Executive Chairman, subject to election by the 2026 Annual General Meeting, and Mr. Muken will become Chief Executive Officer, effective July 1, 2026.
B. Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2025, the aggregate compensation paid or accrued to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was $6.1 million, the total fair value of stock options and non-vested share awards granted to the members of our board of directors and our executive officers was $7.7 million, and the amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers was $0.3 million.
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
During the year ended December 31, 2025, we have granted to the members of our board of directors and to our executive officers, in the aggregate, the right to acquire 2,524,323 ordinary shares under the 2021 Equity Incentive Plan. Options granted to executive officers during 2025 vest 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years. The weighted-average exercise price for the options granted during 2025 was $2.17. During the year ended December 31, 2025, we granted to the members of our board of directors and to our executive officers, in the aggregate, 683,965 RSUs under the 2021 Equity Incentive Plan. The RSUs granted to an executive officer are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a quarterly basis over the remaining three years, subject to the executive officer’s continued employment with us; any unvested RSUs will be forfeited should the executive officer terminate his or her employment with us. The restricted share units granted to a non-executive member of the board of directors are subject to a vesting period set to be completed upon the Company’s 2026 Annual General Meeting, subject to continued service on our board of directors.
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
Additional Information
We are required under Swiss law to provide additional disclosure regarding the compensation of our executive officers and directors. We incorporate by reference the information contained in Exhibit 99.2 of the Report on Form 6-K filed with the SEC on March 3, 2026 (other than the Report of the Statutory Auditor and Section 4 Equity and Equity-Linked Instruments Held by Members of the Board of Directors and the Executive Committee).
C. Board Practices
Board Composition and Election of Directors
Our board of directors is composed of seven members. Under the laws of Switzerland, each director is elected for a one-year term. The current members of our board of directors will serve until our annual general meeting of shareholders in 2026.
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

Board Meetings
In 2025, our board of directors held 9 meetings.
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
D. Employees
We employ great minds in biotechnology and machine learning who continuously advance our algorithms, applications, products, and services to benefit clinical researchers around the world. Approximately 29% of our employees hold doctoral degrees in diverse fields that range from cell biology to computer science. Our employees bring widely varied expertise and competencies to our company. Our multidisciplinary team includes bioinformaticians, medical and genetic experts, scientists, software engineers, web developers, graphic designers, commercial experts and lab specialists, as well as staff in our administrative and corporate teams.
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
As of December 31, 2025, we had 415 full-time equivalents (“FTE”) across 28 countries, of whom 308 were located in EMEA, 80 were located in North America, 14 were located in Latin America and 13 were located in Asia Pacific. Over the course of the year ended December 31, 2025, we employed, on average, 410 FTEs. Approximately 41% of our employees are engaged in research and development.
In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. As of December 31, 2025, we have bargaining agreements in place for France, Spain, Italy, Belgium, Brazil and Austria, with 106 employees subject to collective bargaining agreements. We believe that our relationship with our employees is good.

E. Share Ownership
See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table presents information relating to the beneficial ownership of our ordinary shares as of February 15, 2026 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
•each of our executive officers and directors and persons nominated to serve in such positions; and
•all executive officers and directors and persons nominated to serve in such positions as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 15, 2026 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.
The percentage of outstanding ordinary shares beneficially owned is computed on the basis of 71,668,702 ordinary shares outstanding as of February 15, 2026. Ordinary shares that a person has the right to acquire within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the business address for each beneficial owner is SOPHiA GENETICS SA, La Pièce 12, CH-1180 Rolle, Switzerland.

	Number of Ordinary Shares	Percentage of Ordinary Shares
Principal Shareholders	Beneficially Owned	Beneficially Owned

5% or Greater Shareholders
Alychlo NV(1)	6,993,800	9.76%
Generation IM Sustainable Solutions Fund III, L.P.(2)	6,789,560	9.47%
aMoon(3)	5,510,564	7.69%
Akre Capital Management(4)	3,719,140	5.19%

Executive Officers and Directors

Jurgi Camblong(5)	2,684,023	3.75%
Vincent Ossipow	469,352	*
Zhenyu Xu(5)	424,627	*
Troy Cox	275,235	*
Daan van Well	161,945	*
Didier Hirsch	184,712	*
Jean-Michel Cosséry	152,704	*
Ross Muken	218,218	*
George Cardoza	92,225	*
Philippe Menu	62,127	*
Manuela da Silva Valente	83,455	*
Kathy Hibbs	71,492	*
Tomer Berkovitz	—	*

All executive officers and directors as a group (13 persons)	4,880,115	6.81%
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

(3)Based on information available to us, aMoon Growth Fund Limited Partnership holds voting and dispositive power over 5,138,023 shares and aMoon Edge Limited Partnership holds voting and dispositive power over 192,541 shares. The principal business address of each of the foregoing entities is 34 Yerushalaim Rd, Beit Gamla, 6th Floor Ra’anana, 4350110, Israel.
(4)This information is based solely on a Schedule 13G filed by Akre Capital Management, LLC, Braddock Partners Offshore, LP and Braddock Capital Offshore, LLC with the SEC on June 27, 2025. The principal business address of Akre Capital Management, LLC and Braddock Capital Offshore, LLC is 100 Princess Street, Charlottesville, Virginia 22902. The principal business address of Braddock Partners Offshoe, LP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
(5)891,320 shares owned by Jurgi Camblong and 147,840 shares owned by Zhenyu Xu have been pledged pursuant to lending arrangements.
As of February 15, 2026, we estimate that approximately 36.95% our outstanding ordinary shares were held by residents of the Unites States. This estimate is based on a review of information provided by our transfer agent, reports obtained from intermediaries, and other information available to us. Because beneficial owners may hold shares through brokers, nominees, or other custodians, the foregoing estimate may not be representative of the actual number of U.S. beneficial owners or shares beneficially owned by U.S. residents.

B. Related Party Transactions
The following is a description of certain related party transactions we have entered into since January 1, 2025 with any of our executive officers and directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management, and Employees—B. Compensation.”
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
Watchmaker Genomics, Inc. (“Watchmaker”) — OEM Supply Agreement

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

Microsoft—Strategic Framework Agreement

We entered into a multi-year integrated strategic partnership agreement with Microsoft to improve healthcare workflows globally by enabling multimodal data curation, development, and deployment. Pursuant to the amendments to our original agreement, effective as of November 1, 2022 and October 10, 2025, respectively, we committed to buy products and services from the Microsoft Azure suite of offerings for an aggregate amount of approximately $80.9 million over a seven-year period ending October 31, 2029 (with an additional one year grace period) in exchange for (i) discounted pricing, (ii) a twelve-month Azure credit for a value of approximately $1.8 million and (iii) the provision by Microsoft of additional consulting and product support services at no cost for SOPHiA GENETICS as part of Microsoft’s “End-Customer Investment Funding” program, for a value of approximately $1.3 million.

Microsoft may terminate the agreement for cause on 30-day prior notice. None of the parties may terminate the agreement for convenience prior to the coverage period.
Debt Agreements

Perceptive - Credit Agreement

On May 2, 2024 (the “Closing Date”), SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement (the “Perceptive Credit Agreement”) and related guaranty with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which we may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) a second tranche of $35.0 million principal amount of term loans that was drawn down on June 25, 2025. The term loans are scheduled to mature on the fifth anniversary of the Closing Date and accrue interest at Term SOFR (Secured Overnight Financing Rate) (floored at 4% per annum) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. We have the right to prepay the term loans at any time subject to applicable prepayment premiums.

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

On January 23, 2026, SOPHiA GENETICS SA and our subsidiary SOPHiA GENETICS, Inc. entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement. The 2026 Amendment provides for, among other things, $25.0 million of additional term loan commitments consisting of (i) an additional $12.5 million tranche of term loan commitments, which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments, which may be drawn at such time as SOPHiA GENETICS SA’s revenue for a trailing twelve-month period exceed $85.0 million and otherwise subject to customary conditions. The two additional tranches, if drawn, will have terms and conditions consistent with the existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029.

In connection with the 2026 Amendment, the Company amended and restated the Warrant Certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares, which right is exercisable immediately. The amended and restated Warrant Certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon drawdown of the third tranche and (2) another 100,000 ordinary shares, which right will become exercisable upon drawdown of the fourth tranche.
Lease Agreements

Swisscanto Anlagestiftung - Lease Agreement

We entered into a lease agreement with Swisscanto Anlagestiftung, Zürich for our offices in Rolle, effective as of July 1st, 2021, for a ten-year term ending on June 30th, 2031. The lease in total is for approximately 65,860 square feet, and comprises our headquarters of office space and laboratory facilities. We may terminate the lease agreement after eight years, subject to a 12-month prior notice and liquidated damages. Conversely, we have a right to request the extension of the term under similar terms no later than fourteen months prior to the initial term. The base rent amounts to approximately $1.1 million per year from 2024 onward and is indexed on Swiss Consumer Price Index as published by Swiss Federal Statistical Office. Payment obligations under the lease agreement are secured by bank guarantees. We are prohibited from subleasing all or part of the leased surface or to transfer the lease to a third-party without the lessor’s prior consent. The parties may terminate the agreement for cause on 30-day prior notice. Upon expiry of the lease, we may leave the facilities “as is”, except for the laboratory which must be dismantled, unless otherwise agreed with the lessor.
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
Cash is generally characterized as a passive asset for these purposes. Goodwill, is generally characterized as a non-passive or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. The extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We hold a substantial amount of cash, and while this continues to be the case our PFIC status for any taxable year will depend largely on the value of our goodwill and the characterization of our goodwill as passive or non-passive. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Although we believe that we were a PFIC for our 2022 taxable year, based the nature of our operations and assets, as well as certain as to our income and the relative values of our assets during our 2023, 2024 and 2025 taxable years, we believe that we were not a PFIC for our 2023, 2024 and 2025 taxable years (subject to the discussion in the next paragraph with respect to U.S. Holders who held our ordinary shares during our 2022 taxable year). There can be no assurance that the IRS will agree with our conclusion. In addition, we have not obtained any valuation of our assets (including goodwill). U.S. Holders should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year and will depend on the composition of our income and assets and the value of our assets from time to time. Accordingly, our PFIC status for 2026 and any future taxable year is uncertain.
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
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all such foreign taxes paid or accrued in the taxable year.
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
H. Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act. However, absent an exemption from the SEC, and effective March 18, 2026, our officers and directors will be subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirements to file Forms 3, 4 and 5, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We had cash and cash equivalents totaling $70.3 million and $80.2 million as of December 31, 2025 and 2024, respectively, which are comprised of money market funds and bank and short-term deposits with maturities up to three months. Our cash and cash equivalents are subject to market risk due to changes in interest rates.

Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.
As of December 31, 2025, we currently have $50.0 million of debt outstanding under the Perceptive Credit Agreement. Based on the terms of the Perceptive Credit Agreement, the monthly interest expense fluctuates based on the Term SOFR reference rate that is two business days prior to the first day of the preceding calendar month. Given our outstanding debt under this agreement, we are subject to interest rate risk related to debt obligations if the SOFR were to move significantly.
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
The sensitivity of our income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. For the years ended December 31, 2025 and 2024, we were exposed principally to movements in four cross-currency pairs. The sensitivity of our loss before tax to such changes was as follows:

	December 31,
	2025			2024			2023
Increase / (decrease) in USD/CHF exchange rate by 10%	(2,101)	/	2,101	562	/	(562)	3,034	/	(3,034)
Increase / (decrease) in EUR/CHF exchange rate by 10%	1,020	/	(1,020)	(75)	/	75	508	/	(508)
Increase / (decrease) in GBP/CHF exchange rate by 10%	36	/	(36)	25	/	(25)	(23)	/	23
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
We do not believe that credit risk had a material effect on our business, financial condition, or results of operations. The largest outstanding balance represented 15% of trade and other receivables in 2025, which is attributable to one of our biopharma customers. This is due to a large invoice related to significant portions of contracts completed as of December 2025.The customer is one of the largest biopharma firms in the world and has a strong payment history and is in good standing with us. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition, or results of operations.
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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On May 2, 2024, in connection with the Perceptive Credit Agreement and in a private placement exempt from registration under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, we issued and sold to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with the right to purchase 200,000 ordinary shares available immediately and the right to purchase an additional 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. On January 23, 2026, in connection with the 2026 Amendment to the Perceptive Credit Agreement, we amended and restated the Warrant Certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares at $5.1829 per share, which right is exercisable immediately. The amended and restated Warrant Certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon drawdown of the third tranche and (2) another 100,000 ordinary shares, which right will become exercisable upon drawdown of the fourth tranche. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments. We did not receive any proceeds from the sale of the Warrant Certificate beyond our entry into and borrowings under the Perceptive Credit Agreement and 2026 Amendment thereto.

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
As of December 31, 2025, our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in the Internal Control – Integrated

Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management has determined that the Company’s internal control over financial reporting as of December 31, 2025 is effective.
C. Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the company’s independent registered public accounting firm because we are an emerging growth company under the JOBS Act.
D. Changes in Internal Control Over Financial Reporting
There were no changes to internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B. Code of Ethics
We have adopted the Code of Ethics, which is applicable to all of our employees, executive officers and directors. The Code of Ethics is available on our website www.sophiagenetics.com. Our board of directors is responsible for overseeing the Code of Ethics and will be required to approve any waivers of the Code of Ethics for our executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website. For the year ended December 31, 2025, we did not grant any waivers of the Code of Ethics.
Item 16C. Principal Accountant Fees and Services
Fees

	For the year ended December 31,
	2025	2024
Audit fees	$1,656,830	$890,945
Audit-related fees	11,260	5,204
Tax fees	—	—
All other fees	—	3,924
Total fees	$1,668,090	$900,073

For the year ended December 31, 2025 and 2024, PricewaterhouseCoopers SA was the Company’s auditor for the IFRS Accounting Standards and statutory accounts.
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

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 1, 2025 to January 31, 2025	—	N/A	—	—
February 1, 2025 to February 28, 2025	—	N/A	—	—
March 1, 2025 to March 31, 2025	—	N/A	—	—
April 1, 2025 to April 30, 2025	—	N/A	—	—
May 1, 2025 to May 31, 2025	—	N/A	—	—
June 1, 2025 to June 30, 2025	—	N/A	—	—
July 1, 2025 to July 31, 2025	—	N/A	—	—
August 1, 2025 to August 31, 2025	—	N/A	—	—
September 1, 2025 to September 30, 2025	—	N/A	—	—
October 1, 2025 to October 31, 2025	—	N/A	—	—
November 1, 2025 to November 30, 2025	—	N/A	—	—
December 1, 2025 to December 31, 2025	—	N/A	—	—
Total	—	N/A	—	—

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
–Annual penetration testing and Tabletop exercises
–Quarterly phishing exercises results
–Monthly SOC read-out calls
–External threat feeds
–Cyber insurance evaluation
–External Audit activities (ISO 27001, ISO 27017, ISO 27018, ISO 13485)
–Board and Executive team feedback

The cybersecurity team is also responsible for providing all employee training, awareness, and education. It performs this by carrying out:
–Quarterly phishing exercises
–Digital awareness campaigns through intranet posts, email updates, digital presentations
–Reach-out engagements to cross-functional teams aligned to their delivery schedules.

Our board of directors has overall oversight responsibility for our risk management and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are executed under the direction of our Chief Technology Officer (“CTO”), who has over 20 years of technology leadership, receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our dedicated personnel hold a multitude of certifications, including but not limited to Certified information systems security professional (“CISSP”), Certified Ethical Hacker, and experienced information systems security professionals and information security managers with many years of experience. Management, including the CTO and our cybersecurity team, update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, such as, key performance metrics, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.
In 2025, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Cybersecurity or data privacy breaches, other unauthorized or improper access, or (distributed) denial service lack of access (e.g., ransomware, persistent DoS/DDoS) could result in additional costs, service outages, loss of revenue, significant liabilities, harm to our brand and decreased/denied use of our SOPHiA DDM Platform and related solutions, applications, products, or services.” in this annual report on Form 20-F.

PART III
Item 17. Financial Statements
See “Item 18—Financial Statements.”
Item 18. Financial Statements
The financial statements are filed as part of this Annual Report, beginning on page F-1.
Item 19. Exhibits
The following documents are filed as part of Annual Report on Form 20-F:

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date

1.1	Articles of Association of SOPHiA GENETICS SA

2.1	Description of Securities

4.1#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated March 19, 2018	F-1	333-257646	10.1	July 2, 2021

4.2#	Exclusive License Agreement of Patents and Results between SOPHiA GENETICS SA and ComUE Normandy University, INSERM Transfert SA, The Henri Becquerel Centre and The University of Rouen Normandy, dated May 29, 2019	F-1	333-257646	10.2	July 2, 2021

4.3#	Amended and Restated Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated October 9, 2018	F-1	333-257646	10.5	July 2, 2021

4.4#	Amendment No. 1 to Manufacturing and Supply Agreement between SOPHiA GENETICS SA and Integrated DNA Technologies, Inc., dated May 4, 2019	F-1	333-257646	10.6	July 2, 2021

4.5#	OEM Supply Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated as of January 19, 2018	F-1	333-257646	10.7	July 2, 2021

4.6#	Amendment No. 1 to the SOPHiA GENETICS SA Agreement between SOPHiA GENETICS SA and QIAGEN GmbH, dated June 7, 2019	F-1	333-257646	10.8	July 2, 2021

4.7#†	Supply Agreement between SOPHiA GENETICS SA and New England Biolabs, Inc., dated January 4, 2019	20-F	001-40627	4.11	March 15, 2022

4.8#	Supply Agreement between SOPHiA GENETICS SA and Watchmaker Genomics, Inc.,dated December 6, 2021	20-F	001-40627	4.8	March 4, 2024

4.9#	Strategic Partnership Agreement between SOPHiA GENETICS SA and Microsoft, dated October 28, 2022	20-F	001-40627	4.9	March 4, 2024

4.10	Credit agreement between Perceptive Credit Holdings IV, LP and SOPHiA GENETICS SA	6-K	001-40627	99.4	May 7, 2024

4.11	Second Amendment to the Credit Agreement dated May 2, 2024 between Perceptive Credit Holdings IV, LP and SOPHiA GENETICS SA, dated January 23, 2026	6-K	001-40627	99.1	January 28, 2026

4.12	Amended and Restated Warrant Certificate	6-K	001-40627	99.2	January 28, 2026

4.13	Lease Agreement between SOPHiA GENETICS SA and Swisscanto Anlagestiftung, dated March 8, 2021	20-F	001-40627	4.12	March 4, 2024

4.14§	Form of Indemnity Agreement with directors and officers	F-1	333-257646	10.10	July 2, 2021

4.15§	SOPHiA GENETICS SA 2021 Equity Incentive Plan	F-1	333-257646	10.13	July 2, 2021

8.1	List of subsidiaries

11.1	SOPHiA GENETICS Insider Trading Policy	20-F	001-40627	11.1	March 4, 2024

11.2	SOPHiA GENETICS 10b5-1 Policy	20-F	001-40627	11.2	March 4, 2024

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers SA

97.1	SOPHiA GENETICS Clawback policy	20-F	001-40627	97.1	March 4, 2024

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

SOPHiA GENETICS SA
By:	/s/ Jurgi Camblong
Name:	Jurgi Camblong
Title:	Chief Executive Officer
Date:	March 3, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SOPHiA GENETICS SA

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SOPHiA GENETICS SA and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it classifies interest received and interest paid in the statement of cash flows in 2025.

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

/s/ PricewaterhouseCoopers SA
Lausanne, Switzerland

March 3, 2026
We have served as the Company’s auditor since 2020.

SOPHiA GENETICS SA
Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)

		Years ended December 31,
	Notes	2025	2024	2023
Revenue	4	$77,271	$65,173	$62,371
Cost of revenue	5	(25,194)	(21,236)	(19,458)
Gross profit		52,077	43,937	42,913
Research and development costs	6	(34,216)	(34,366)	(36,969)
Selling and marketing costs	6	(36,118)	(29,369)	(28,423)
General and administrative costs	6	(52,563)	(46,953)	(53,301)
Other operating (loss) income, net	7	(86)	183	954
Operating loss		(70,906)	(66,568)	(74,826)
Interest income	8	1,872	3,362	4,547
Interest expense	8	(4,554)	(1,913)	(588)
Fair value adjustments on warrant obligations	23	(497)	370	—
Foreign exchange (losses) gains, net	8	(3,402)	3,479	(7,628)
Loss before income taxes		(77,487)	(61,270)	(78,495)
Income tax expense	9	(1,512)	(1,223)	(486)
Loss for the year		(78,999)	(62,493)	(78,981)
Attributable to the owners of the parent		(78,999)	(62,493)	(78,981)

Basic and diluted loss per share	10	$(1.17)	$(0.95)	$(1.22)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA
Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)

		Years ended December 31,
	Notes	2025	2024	2023
Loss for the period		$(78,999)	$(62,493)	$(78,981)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments		11,292	(9,679)	15,037
Total items that may be reclassified to statement of loss		11,292	(9,679)	15,037
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	21	704	327	(212)
Total items that will not be reclassified to statement of loss		704	327	(212)
Other comprehensive (loss) income for the period		$11,996	$(9,352)	$14,825
Total comprehensive loss for the period		$(67,003)	$(71,845)	$(64,156)
Attributable to owners of the parent		$(67,003)	$(71,845)	$(64,156)
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA
Consolidated Balance Sheets
(Amounts in USD thousands)

		December 31,
	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents	11	$70,289	$80,226
Accounts receivable	12	15,001	7,436
Inventory	13	6,351	5,868
Prepaids and other current assets	14	7,438	5,875
Total current assets		99,079	99,405
Non-current assets
Property and equipment	15	5,665	5,209
Intangible assets	16	35,891	28,998
Right-of-use assets	17	12,382	14,168
Deferred tax assets	9	1,831	1,767
Other non-current assets	18	8,183	5,762
Total non-current assets		63,952	55,904
Total assets		$163,031	$155,309
Liabilities and equity
Current liabilities
Accounts payable	19	$8,960	$5,220
Accrued expenses	20	20,736	13,217
Deferred contract revenue	4	16,720	5,732
Lease liabilities, current portion	17	2,700	2,190
Warrant obligations	23	1,412	444
Total current liabilities		50,528	26,803
Non-current liabilities
Borrowings	23	47,733	13,237
Lease liabilities, net of current portion	17	12,587	14,603
Defined benefit pension liabilities	21	4,162	3,839
Other non-current liabilities		876	337
Total non-current liabilities		65,358	32,016
Total liabilities		115,886	58,819
Equity
Share capital		4,814	4,188
Share premium		473,675	472,244
Treasury shares		(1,218)	(702)
Other reserves		89,150	61,037
Accumulated deficit		(519,276)	(440,277)
Total equity		47,145	96,490
Total liabilities and equity		$163,031	$155,309
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA
Consolidated Statements of Changes in Equity
(Amounts in USD thousands, except share data)

	Notes	Shares	Share capital	Treasury Shares	Treasury Share capital	Share premium	Other reserves	Accumulated deficit	Total
January 1, 2023		66,398,164	$3,464	(2,166,944)	$(117)	$471,623	$23,963	$(298,803)	$200,130
Loss for the period		—	—	—	—	—	—	(78,981)	(78,981)
Other comprehensive income		—	—	—	—	—	14,825	—	14,825
Total comprehensive loss		—	—	—	—	—	14,825	(78,981)	(64,156)
Share-based compensation	22	—	—	—	—	—	15,242	—	15,242
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	22	—	—	999,339	55	223	(52)	—	226
Issuance of shares to be held as treasury shares		10,500,000	584	(10,500,000)	(584)	—	—	—	—
December 31, 2023		76,898,164	$4,048	(11,667,605)	$(646)	$471,846	$53,978	$(377,784)	$151,442
Loss for the period		—	—	—	—	—	—	(62,493)	(62,493)
Other comprehensive loss		—	—	—	—	—	(9,352)	—	(9,352)
Total comprehensive loss		—	—	—	—	—	(9,352)	(62,493)	(71,845)
Share-based compensation	22	—	—	—	—	—	16,488	—	16,488
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	22	—	—	1,456,526	84	398	(77)	—	405
Issuance of shares to be held as treasury shares		2,423,056	140	(2,423,056)	(140)	—	—	—	—
December 31, 2024		79,321,220	$4,188	(12,634,135)	$(702)	$472,244	$61,037	$(440,277)	$96,490
Loss for the period		—	—	—	—	—	—	(78,999)	(78,999)
Other comprehensive income		—	—	—	—	—	11,996	—	11,996
Total comprehensive loss		—	—	—	—	—	11,996	(78,999)	(67,003)
Share-based compensation	22	—	—	—	—	—	16,205	—	16,205
Transactions with owners
Share options exercised and vesting of Restricted Stock Units	22	—	—	1,571,015	96	338	(88)	—	346
Issuance of shares to be held as treasury shares		10,000,000	626	(10,000,000)	(626)	—	—	—	—
Proceeds from ATM offering, net of transaction costs				228,238	14	1,093	—	—	1,107
December 31, 2025		89,321,220	$4,814	(20,834,882)	$(1,218)	$473,675	$89,150	$(519,276)	$47,145
The Notes form an integral part of these consolidated financial statements

SOPHiA GENETICS SA
Consolidated Statements of Cash Flows
(Amounts in USD thousands)

		Year ended December 31,
	Notes	2025	2024	2023
			(As Recast)[1]	(As Recast)[1]
Operating activities
Loss before tax		$(77,487)	$(61,270)	$(78,495)
Adjustments for non-monetary items
Depreciation	15,17	3,976	4,575	5,508
Amortization	16	5,553	4,021	2,828
Finance expense (income), net		5,127	(5,210)	2,934
Fair value adjustments on warrant obligations	23	497	(370)	—
Expected credit loss allowance increase (reversal)	12	57	(523)	214
Share-based compensation	22	16,205	16,488	15,242
Movements in provisions and pensions	13,21	649	1,617	308
Research tax credit	6	(977)	(726)	(1,129)
Loss on disposal of property and equipment	15	—	—	28
Gain on disposal of lease liability		—	—	(733)
Working capital changes
(Increase) decrease in accounts receivable		(6,603)	5,892	(6,500)
Decrease (increase) in prepaids and other assets		334	(1,157)	1,375
Decrease (increase) in inventory		46	69	(874)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		16,930	(7,385)	6,871
Cash used in operating activities		(35,693)	(43,979)	(52,423)
Income tax paid		(200)	(536)	(801)
Net cash flows used in operating activities		(35,893)	(44,515)	(53,224)
Investing activities
Purchase of property and equipment	15	(574)	(244)	(1,494)
Acquisition of intangible assets	16	(108)	(195)	(263)
Capitalized development costs	16	(7,938)	(7,737)	(7,469)
Purchase of equity investments held at fair value		(1,885)	—	—
Proceeds upon maturity of term deposits	11	—	—	17,546
Interest received		1,835	3,421	4,655
Net cash flow (used in) provided from investing activities		(8,670)	(4,755)	12,975
Financing activities
Proceeds from exercise of share options	22	346	405	226
Interest paid	23	(3,953)	(1,728)	(6)
Proceeds from borrowings, net of transaction costs	23	34,563	13,930	—
Proceeds from sale of common stock in at-the-market offering		1,093	—	—
Payments of principal portion of lease liabilities	17	(1,872)	(2,750)	(3,043)
Net cash flow provided from (used in) financing activities		30,177	9,857	(2,823)
Decrease in cash and cash equivalents		(14,386)	(39,413)	(43,072)
Effect of exchange differences on cash balances		4,449	(3,612)	5,018
Cash and cash equivalents at beginning of the year		80,226	123,251	161,305
Cash and cash equivalents at end of the year		$70,289	$80,226	$123,251
The notes form an integral part of these consolidated financial statements.
1 Refer to “Note 2—Material Accounting Policies—Statement of Cash Flows - Interest Classification” for details on change in accounting policy.

SOPHiA GENETICS SA
Notes to the Consolidated Financial Statements
1. Company information and operations
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software technology company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in healthcare and for life sciences research. The Company has built a cloud-native software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDMTM,” standardizes, computes, and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
As of December 31, 2025, the Company had the following wholly-owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	U.K.
SOPHiA GENETICS, Inc.	U.S.
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
SOPHiA GENETICS GmbH	Germany
The Company’s Board of Directors approved the issue of the consolidated financial statements on March 3, 2026.
Issued share capital
As of December 31, 2025, the Company had issued 89,321,220 shares of which 68,486,338 are outstanding and 20,834,882 are held by the Company as treasury shares. As of December 31, 2024, the Company had issued 79,321,220 shares of which 66,687,085 are outstanding and 12,634,135 are held by the Company as treasury shares. All shares were considered paid as of December 31, 2025.
Capital Range

Under the Company’s articles of association, the board of directors is authorized, at any time and including for anti‑takeover and change‑of‑control purposes, to increase the Company’s nominal share capital until June 18, 2030, within a capital range extending from CHF 3,319,908.20 ($4,192,193.63) (lower limit) to CHF 4,979,862.30 ($6,288,042.55) (upper limit). Within this capital range, the board is authorized to increase the Company’s nominal share capital by up to CHF 4,979,862.30 ($6,288,042.55) through the issuance of up to 33,199,082 fully paid‑in ordinary shares, each with a par value of CHF 0.05 ($0.06). In addition to the increase of share capital, our board of directors has the right to reduce the share capital to the minimum amount of CHF3,319,908.20 ($4,192,193.63). According to the articles of association, our board of directors is entitled to determine the use of the reduction amount, to the extent necessary.

Treasury shares
During the second quarter of 2023, the Company issued 10,500,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. During the third quarter of 2024, the Company issued 2,423,056 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. During the fourth quarter of 2025, the

Company issued 10,000,000 registered shares to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. The Company held 20,834,882 and 12,634,135 treasury shares as of December 31, 2025 and 2024, respectively. The issuance of the 10,000,000 shares in 2025 was made out of the Company’s capital range in accordance with the board of directors’ authorization under the Company’s articles of association.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.

Conditional share capital

Conditional Share Capital for Financing, Acquisitions and Other Purposes

The Company may increase its share capital for anti‑takeover and change‑of‑control purposes through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights granted to shareholders or third parties, whether issued on a standalone basis or in connection with other securities or contractual obligations of the Company or its subsidiaries. As of December 31, 2025, the conditional share capital available for financing, acquisitions and other strategic purposes consisted of 18,277,363 ordinary shares with a par value of CHF 0.05 ($ 0.06) each, compared to 21,599,082 ordinary shares as of December 31, 2024.
Conditional Share Capital for Employee Participation

The Company may issue registered shares to employees, agents and members of the Board of Directors under its stock option and other equity‑based incentive plans. As of December 31, 2025, the conditional share capital available for employee participation consisted of 21,383,247 ordinary shares with a par value of CHF 0.05 ($ 0.06) each, compared to 18,061,528 ordinary shares as of December 31, 2024.

ATM Program

In August 2025, the Company established a new at-the-market (“ATM”) offering program pursuant to which from time to time the Company may sell ordinary shares having an aggregate offering price of $50.0 million. For the year ended December 31, 2025, 228,238 ordinary shares were sold for total gross proceeds of $1.1 million under this program.
2. Material accounting policies
Basis of preparation
Compliance with International Financial Reporting Standards
The consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS Accounting Standards. The consolidated financial statements comply with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
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
Use of estimates
The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The Company’s significant estimates and judgments included in the preparation of the consolidated financial statements are related to revenue recognition, capitalized internal software development costs, defined benefit liability and share-based compensation.
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

Change in accounting policies

Statement of Cash Flows - Interest Classification

Effective January 1, 2025, the Company revised its accounting policy regarding the classification of interest paid and interest received in the Statement of Cash Flows. Interest paid was reclassified from Net cash flows used in operating activities to Net cash flows used in financing activities, and interest received was reclassified from Net cash flows used in operating activities to Net cash flows used in investing activities. The Company assessed the change in accounting policy under IAS 8, in accordance with the guidance regarding a voluntary change in accounting policy.

The reclassification of interest paid was elected to provide a more cohesive presentation of payments related to the Company’s borrowings and lease liabilities. Prior to the change in accounting policy, interest paid on borrowings and lease liabilities were classified as operating cash flows, while proceeds from borrowings, net of transaction costs and payments of principal portion of lease liabilities are classified as financing cash flows. The change aligns interest payments with their associated transactions.

In addition, the Company reclassified interest received to investing activities, as the majority of interest received relates to interest earned on cash and cash equivalents and short-term investments. The Company believes this updated classification better reflects the nature and source of these cash inflows and provides more relevant and reliable information.

The Company determined the voluntary change in accounting policy did not have an impact on basic and diluted earnings per share under IAS 33 - Earnings per Share.

The Company applied the change in accounting policy retrospectively and has recast prior period comparative information within the Statement of Cash Flows to ensure consistency and comparability with the current period presentation. As part of the retrospective application, cash flows changed as follows for the year ended December 31, 2024: Net cash used in operating activities increased by $1.7 million, Net cash flow used in investing activities decreased by $3.4 million, and Net cash flow provided by financing activities decreased by $1.7 million. Cash flows changed as follows for the year ended December 31, 2023: Net cash used in operating activities increased by $4.6 million, Net cash flow provided by investing activities increased by $4.7 million, and Net cash flow used in financing activities decreased by less than $0.1 million.
New standards, amendments to standards and interpretations
New standards, amendments to standards, and interpretations issued not yet effective
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements, was issued to achieve comparability of the financial performance of similar entities. The standard, which will replace IAS 1 impacts the presentation of primary financial statements and notes, including the statement of profit and loss where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. While IFRS 18 will not change recognition criteria or measurement bases, it might have a significant impact on presenting information in the financial statements, in particular the income statement. The Company is currently assessing impacts and data readiness.
There are no other IFRS Accounting Standards or IFRS IC interpretations that are not yet effective and that could have a material impact to the consolidated financial statements.

3. Segment reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”). As announced in January 2026, the Company’s President will be promoted to CEO in 2026 and become the CODM.
For the years ended December 31, 2025 and 2024, respectively, the Company had a physical presence in three countries outside of its headquarters in Switzerland: France, the United States, and Brazil. An analysis of the location of non-current assets other than financial instruments and deferred tax assets by country is as follows (in USD thousands):

	As of December 31,
	2025	2024
Switzerland	$49,777	$44,282
France	2,574	2,184
United States	1,584	1,906
Brazil	3	3
Total non-current assets other than financial instruments and deferred tax assets	$53,938	$48,375

4. Revenue
Critical accounting estimates and judgments
The Company’s sales transactions may consist of various performance obligations that are satisfied at different times. It requires judgment to determine when different obligations are satisfied, including whether enforceable commitments for further obligations exist and when they arise. Depending on the determination of the performance obligations and the point in time or period over which those obligations are fulfilled, this may result in all revenue being calculated at inception, and either being recognized at once, or on contract completion or spread over the term of a longer performance obligation.

In accounting for contracts that contain promises to deliver more than one good or service, management has to determine how to allocate the total transaction price to the performance obligations of the contract. The total transaction price of a customer contract is allocated to the distinct performance obligations under the contract based on their standalone selling prices (“SSP”), the determination of which can require significant judgment from management. The best evidence of this is an observable price from the standalone sales of the good or service to similarly situated customers. However, where standalone selling prices are not observable, it requires judgment to estimate the cost of satisfying a performance obligation and adding an appropriate margin to that good or service. In some cases, SSP is not available and the residual approach is used to determine the stand-alone selling price of certain performance obligations.
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
Products and services are sold both directly to customers and through distributors, generally under agreements with payment terms typically of 30 to 60 days and in rare cases with payment terms extended up to 180 days. Therefore, contracts do not contain a significant financing component.
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
For bundle contracts with a fixed term that also include providing the customer with DNA sequencing automation equipment, the Company determines if there is an IFRS 16 leasing component. In these arrangements the Company provides DNA sequencing automation equipment to the customer over the fixed term and at completion of the contract term the customer takes possession of the equipment. If the Company has determined that it is a dealer lessor, provision of this equipment to the customer is classified as a finance lease. Over the term of the agreement, the minimum lease payment is deducted from the proceeds of the bundle sales in order to reduce the net investment in the corresponding lease receivable over the contract term and interest income is recognized as the discount on the lease receivable unwinds. The remaining proceeds from the contract are accounted for under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), using the policies described above.
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
Deferred contract revenue brought forward as of January 1, 2025 and 2024 amounts to $5.7 million and $9.5 million, respectively. During the twelve months ended December 31, 2025 and 2024, the Company satisfied the performance obligations associated with that deferred contract revenue to the extent that revenue was recognized of $5.7 million and $9.5 million, respectively.
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

	Years ended December 31,
	2025	2024	2023

Switzerland	$1,776	$1,494	$1,432
France	11,317	10,333	10,076
Italy	10,805	9,983	8,554
Spain	6,027	5,788	6,512
Rest of EMEA	25,651	19,331	17,384
EMEA	$55,576	$46,929	$43,958

United States	$10,872	$9,323	$9,465
Rest of NORAM	2,528	1,977	1,261
NORAM	$13,400	$11,300	$10,726

LATAM	$3,086	$2,890	$3,990

APAC	$5,209	$4,054	$3,697
Total revenue	$77,271	$65,173	$62,371
Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Year ended December 31,
	2025	2024	2023
SOPHiA DDM Platform	$74,915	$63,546	$60,904
Workflow equipment and services	2,356	1,627	1,467
Total revenue	$77,271	$65,173	$62,371

Workflow equipment and services includes revenues from payments from leased equipment recognized under IFRS 16, Leases. During the years ended December 31, 2025, 2024, and 2023, the Company recognized no revenue, $0.1 million, and $0.1 million, respectively related to leased equipment.
Major Customers
Revenues from one customer, a distributor for the Company, represented approximately $8.7 million and $8.2 million of the Company’s total revenues for the fiscal years ended December 31, 2025 and 2024, respectively. The Company did not have revenues greater than 10% from a single customer in the fiscal year ended December 31, 2023.
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
Government grants for research and development and innovation received as tax credits
The Company receives government grants in France for research and development and innovation by way of tax credits. Total government grants for research and development and innovation recognized in the statement of loss amounts to $1.0 million, $0.7 million, and $1.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.
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
The Company pays sales commission to its employees for obtaining contracts. These costs are expensed as part of employee compensation in selling and marketing costs. The portion of commission payments to employees where the amortization period is greater than one year are capitalized and expensed as the associated revenue is recognized, see Note 14 — “Prepaids and other current assets” and Note 18 — “Other non-current assets” for the amounts capitalized.

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
Operating expense

Depreciation and amortization have been charged in the following expense categories (in USD thousands):

	For the year ended December 31,
	2025		2024		2023
	Depreciation	Amortization	Depreciation	Amortization	Depreciation	Amortization
Cost of revenue	$—	$(5,266)	$—	$(3,524)	$—	$(2,099)
Research and development costs	(1,649)	—	(1,961)	—	(2,494)	—
Selling and marketing costs	(1,226)	—	(1,349)	—	(1,468)	—
General and administrative costs	(1,101)	(287)	(1,265)	(497)	(1,546)	(729)
Total	$(3,976)	$(5,553)	$(4,575)	$(4,021)	$(5,508)	$(2,828)

The table presents employee costs by function, which consists of “Employee benefit expenses”, “Social charges” and “Share-based compensation” (in USD thousands):

	For the year ended December 31,
	2025	2024	2023
Cost of revenue	3,200	2,247	2,660
Research and development costs	31,638	31,321	31,280
Selling and marketing costs	25,089	20,038	20,174
General and administrative costs	33,730	32,543	36,067
Total	$93,657	$86,149	$90,181
The Company has made adjustments to previously reported employee benefit expenses for the years ended December 31, 2024 and 2023 to include $2.2 million and $2.7 million, respectively, of employee benefit expenses included in cost of revenue to correct for immaterial misstatements.
7. Other operating income, net
Accounting policies
The Company records income and expenses that are not regularly occurring or normal business income and expense to other operating income, net. Other operating income, net consists of gains and losses related to the disposal of tangible assets, write-offs of intangible assets and other operating income (expense).
8. Interest income, Interest expense and Foreign exchange (losses) gains, net
Accounting policies
Interest income consists of interest income earned on cash and cash equivalents, short-term investments, and lease receivables. Interest expense consists of interest expense incurred on lease liabilities and loans, which includes interest on commercial borrowings. The foreign exchange gains and losses arise principally on intercompany receivable balances in the parent company, whose functional currency is the Swiss Franc.
Interest income
The table presents interest income (in USD thousands):

	December 31,
	2025	2024	2023
Interest income	$1,872	$3,362	$4,547
Total interest income	$1,872	$3,362	$4,547
Interest expense
The table presents interest expense (in USD thousands):

	December 31,
	2025	2024	2023
Interest on loans	(3,953)	(1,339)	—
Interest on lease liabilities	(573)	(567)	(545)
Other interest	(28)	(7)	(43)
Total interest expense	$(4,554)	$(1,913)	$(588)
Foreign exchange gains (losses), net
The table presents foreign exchange gains (losses), net (in USD thousands):

	December 31,
	2025	2024	2023
Foreign exchange gains (losses), net	(3,402)	3,479	(7,628)
Total foreign exchange gains (losses), net	$(3,402)	$3,479	$(7,628)

9. Income tax
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
As of December 31, 2025, and 2024, the Company recorded a provision of $0.2 million and $0.2 million, respectively, for unrecognized tax liabilities including interest and penalties. The Company records interest and penalties related to income tax amounts as a component of income tax
Uncertain tax positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and is therefore subject to tax examination by various taxing authorities. In the normal course of business, the Company is subject to examination by local tax authorities in Switzerland, France, Italy, Brazil, Australia, Germany, the U.K. and the U.S. In 2022 a tax assessment examination was rendered by the French tax authority during an audit of the Company’s 2018 and 2019 tax returns. In 2023, a tax assessment was rendered by the French tax authority during the review of the 2022 tax return with no additional tax liabilities resulting from the review. In 2024, a tax assessment was rendered by the Swiss tax authority regarding the Company’s 2019 through 2023 tax returns. The Company is not aware of any additional issues that could result in any other significant payments, accruals or material deviation from its tax positions. There are no tax examinations in progress as of December 31, 2025.
The Company records tax liabilities or benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations in each of the jurisdictions in which the Company operates.

Presentation of income tax (expense) benefits
The following table presents the current and deferred income tax (expense) benefits (in USD thousands):

	For the year ended December 31,
	2025	2024	2023
Current income tax expense
Current year	$(1,458)	$(1,115)	$(215)
Uncertain tax positions	(84)	(155)	(40)
Total current income tax expense	$(1,542)	$(1,270)	$(255)

Deferred income tax (expense) benefit
Origination and reversal of temporary differences	$30	$47	$(231)

Total deferred income tax (expense) benefit	$30	$47	$(231)

Total income tax (expense) benefit	$(1,512)	$(1,223)	$(486)
The following table presents the reconciliation of the expected tax expense to the tax expense report in the statement of loss (in USD thousands):

	For the year ended December 31,
	2025	2024	2023
Loss before tax	$(77,487)	$(61,270)	$(78,495)
Tax at Swiss statutory rate	10,475	8,222	10,453
Effect of tax rates in foreign jurisdictions	(1,197)	(893)	(833)
Tax effect of:
Unrecognized deferred tax assets	(8,542)	(6,025)	(8,879)
Income not subject to tax	260	249	303
Expense not deductible for tax purposes	(1,857)	(2,263)	(2,085)
Uncertain tax positions	(84)	(155)	(40)
Other	(567)	(358)	595
Income tax expense	$(1,512)	$(1,223)	$(486)
Movement in the deferred tax balances
During the year ended December 31, 2025, the Company recognized deferred tax assets for its foreign subsidiaries due to intercompany transfer pricing arrangements that will assure realization of their respective deferred tax assets in each country. The following table presents the changes in the Company’s deferred tax assets and deferred tax liabilities (in USD thousands):

	Depreciation & amortization	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2025	$(136)	$—	$(897)	$1,047	$603	$1,150	$1,767
Recognized in profit or loss	148	—	531	(523)	(90)	(36)	30
Recognized in OCI	—	3	—	—	—	—	3
Currency translation differences	(12)	—	(36)	46	4	29	31
December 31, 2025	$—	$3	$(402)	$570	$517	$1,143	$1,831
Deferred tax assets	—	3	—	570	539	1,143	2,255
Deferred tax liabilities	—	—	(402)	—	(22)	—	(424)

	Depreciation & amortization	Accrued pension	ROU asset	Lease liability	Other	Net operating loss carryforward	Total
January 1, 2024	$(19)	$—	$(761)	$794	$696	$1,010	$1,720
Recognized in profit or loss	(123)	—	(166)	287	(91)	140	47
Currency translation differences	6	—	30	(34)	(2)	—	—
December 31, 2024	$(136)	$—	$(897)	$1,047	$603	$1,150	$1,767
Deferred tax assets	—	—	—	1,047	670	1,150	2,867
Deferred tax liabilities	(136)	—	(897)	—	(67)	—	(1,100)
Unrecognized deferred tax assets
As of December 31, 2025 and 2024, the Company recognized deferred tax assets to the extent that it was probable that they would be realized. The following table consists of the gross tax loss carryforwards and the deferred tax assets that have not been recognized because it is not probable that there will be future taxable profits to use these benefits (in USD thousands):

	December 31,
	2025		2024
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	$7,332	$1,014	$4,623	$661
Net operating loss carryforwards	443,992	59,871	347,533	46,544
Total	$451,324	$60,885	$352,156	$47,205
Net operating loss carryforwards
As of December 31, 2025 and 2024, the Company had various net operating loss (“NOL”) carryforwards in Switzerland, the U.K., the U.S., and Brazil that are available to reduce future taxable income and income taxes, the majority of which will expire at various dates through 2032. As of December 31, 2025 and 2024, the Company had the following expiring amounts of unrecognized NOL carryforwards (in USD thousands):

	December 31,
	2025	2024
One year	$27,446	$15,853
Two years	56,969	23,958
Three years	78,915	49,729
Four years	89,906	68,886
Thereafter and unlimited	190,756	189,107
Net operating loss carryforwards	$443,992	$347,533
Future realization of the tax benefits of existing temporary differences and NOL carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2025, the Company performed an evaluation to determine the likelihood of realization of these tax benefits. In assessing the realization of the deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is not probable that all of the deferred tax assets will be realized in Switzerland and Brazil but has recognized deferred tax assets in France, Italy, the U.K. and the U.S.

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

As of December 31, 2025, the Company plans to indefinitely reinvest any undistributed foreign earnings for all its foreign subsidiaries except France. During the year 2025, the Company received a dividend payment from its French subsidiary in the amount of $3.5 million, paid on August 28, 2025. During the year 2024, the Company received a dividend payment from its French subsidiary in the amount of $3.3 million.

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
10. Loss per share
The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.06 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are owned by the Company. The table presents the loss for the year ended December 31, 2025, 2024, and 2023, respectively (in USD thousands, except shares and loss per share):

	Year ended December 31,
	2025	2024	2023
Net loss attributed to shareholders	$(78,999)	$(62,493)	$(78,981)
Weighted average number of shares in issue	67,539,835	66,062,205	64,750,886
Basic and diluted loss per share	$(1.17)	$(0.95)	$(1.22)
For the years ended December 31, 2025, 2024 and 2023, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans and warrants are not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure, for additional details refer to Note 22 — “Share-Based Compensation” and Note 23 — “Borrowings”.

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

The following table presents the allocation between the Company’s cash and cash equivalents (in USD thousands):

	December 31,
	2025	2024
Cash on hand	$37,459	$13,783
Total cash	$37,459	$13,783

Money market funds	$27,528	$39,586
Term deposits less than 3 months	5,302	26,857
Total cash equivalents	$32,830	$66,443

Cash and cash equivalents	$70,289	$80,226

12. Accounts receivable
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
The following table presents the trade receivable, accrued contract revenue, and lease receivable less the expected credit loss (in USD thousands):

	As of December 31,
	2025	2024
Trade receivable	$14,404	$7,088
Accrued contract revenue	963	742
Allowance for expected credit losses	(366)	(394)
Net accounts receivable	$15,001	$7,436

The Company records increases to, reversals of, and write-offs of the allowance for expected credit losses as “Selling and Marketing” expenses within its consolidated statements of loss. The following table provides a rollforward of the allowance for expected credit losses for the year ended December 31, 2025 and 2024, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2025	2024
As of January 1	$394	$1,181
Increase	520	114
Reversals	(463)	(637)
Write-off	(155)	(213)
Currency translation adjustments	70	(51)
As of December 31	$366	$394
As of December 31, 2025 and 2024, the Company’s largest customer balance represented 15% and 18% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $8.3 million and $5.0 million as of December 31, 2025 and 2024, respectively.
The Company recorded no long-term lease receivables as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Company recorded no net lease receivables, respectively.
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
Inventory consists of the following (in USD thousands):

	December 31,
	2025	2024
Raw materials	$5,543	$5,526
Work in progress	2,047	1,321
Finished goods	204	105
Provision	(1,443)	(1,084)
Total	$6,351	$5,868
Inventory provision movement for the years ended December 31, 2025 and 2024, respectively are as follows (in USD thousands):

	2025	2024
As of January 1	$(1,084)	$(2,134)
Increase	(554)	(284)
Write-off	354	1,241
Currency translation adjustment	(159)	93
As of December 31	$(1,443)	$(1,084)

14. Prepaids and other current assets
The following table presents prepaids and other current assets (in USD thousands):

	As of December 31,
	2025	2024
Prepayments	$3,154	$3,786
VAT receivable	1,385	1,254
Government grants receivable	139	—
Current contract acquisition costs	2,002	—
Other	758	835
Total	$7,438	$5,875
During the year ended December 31, 2025, $0.2 million of current contract acquisition costs were amortized through Selling and marketing costs.
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
The Company records property and equipment under accrued expense for amounts to be paid within the next 12 months. For the year ended December 31, 2025, $1.0 million was recorded in accrued expense for property and equipment, and for the year ended December 31, 2024, no amounts were recorded.

Property and equipment, net movement for the years ended December 31, 2025 and 2024, respectively are as follows (in USD thousands):

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2025	$6,456	$1,861	$1,361	$1,244	$10,922
Additions	1,110	403	2	—	1,515
Disposals	(252)	—	(55)	(181)	(488)
Currency Translation Adjustment	971	293	158	153	1,575
December 31, 2025	$8,285	$2,557	$1,466	$1,216	$13,524

Accumulated depreciation
January 1, 2025	$(2,615)	$(1,170)	$(973)	$(955)	$(5,713)
Additions	(1,181)	(303)	(180)	(146)	(1,810)
Disposals	252	—	55	181	488
Currency Translation Adjustment	(399)	(185)	(120)	(120)	(824)
December 31, 2025	$(3,943)	$(1,658)	$(1,218)	$(1,040)	$(7,859)
Net book value at December 31, 2025	$4,342	$899	$248	$176	$5,665

	Leasehold improvements	Machinery and equipment	Computer hardware	Furniture and fixtures	Total
January 1, 2024	$6,855	$1,975	$1,460	$1,310	$11,600
Additions	86	115	1	15	217
Disposals	—	(66)	(14)	—	(80)
Currency Translation Adjustment	(485)	(163)	(86)	(81)	(815)
December 31, 2024	$6,456	$1,861	$1,361	$1,244	$10,922

Accumulated depreciation
January 1, 2024	$(1,576)	$(993)	$(831)	$(731)	$(4,131)
Additions	(1,182)	(269)	(208)	(276)	(1,935)
Disposals	—	—	14	—	14
Currency Translation Adjustment	143	92	52	52	339
December 31, 2024	$(2,615)	$(1,170)	$(973)	$(955)	$(5,713)
Net book value at December 31, 2024	$3,841	$691	$388	$289	$5,209
Included in leasehold improvements and machinery and equipment are $1.1 million and $0.3 million, respectively, related to assets under construction that have not yet been placed into service and begun depreciating as of December 31, 2025. These assets are primarily related to a lab expansion that was completed in early 2026.
16. Intangible Assets
Goodwill impairment testing
The Company operates as a single cash-generating unit (“CGU”). As a single CGU, goodwill is tested by considering its recoverability in terms of the entire business. Management assesses the recoverable value of goodwill by comparing the Company’s equity value, either from observable market prices or based on discounted cash flow forecasts, to the net assets as reported in the Company’s consolidated financial statements. Impairment testing is performed on an annual basis as of October 1.
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
Impairment testing
Intangible assets are allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The CGUs or groups of CGUs are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments. As the Company operates as a single CGU, the Company has only a single cash generating unit for impairment testing.
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
Intangible assets, net movement for the years ended December 31, 2025 and 2024, respectively are as follows (in USD thousands):

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2025	$8,342	$4,046	$27,321	$39,709
Additions	—	108	8,098	8,206
Currency Translation Adjustment	1,214	594	4,197	6,005
December 31, 2025	$9,556	$4,748	$39,616	$53,920

Accumulated amortization
January 1, 2025	$—	$(3,245)	$(7,466)	$(10,711)
Additions	—	(290)	(5,273)	(5,563)
Currency Translation Adjustment	—	(494)	(1,261)	(1,755)
December 31, 2025	$—	$(4,029)	$(14,000)	$(18,029)
Net book value at December 31, 2025	$9,556	$719	$25,616	$35,891

	Goodwill	Purchased software	Capitalized internally developed software costs	Total intangible assets
January 1, 2024	$8,999	$4,162	$21,367	$34,528
Additions	—	195	7,737	7,932
Currency Translation Adjustment	(657)	(311)	(1,783)	(2,751)
December 31, 2024	$8,342	$4,046	$27,321	$39,709

Accumulated amortization
January 1, 2024	$—	$(3,001)	$(4,342)	$(7,343)
Additions	—	(484)	(3,537)	(4,021)
Currency Translation Adjustment	—	240	413	653
December 31, 2024	$—	$(3,245)	$(7,466)	$(10,711)
Net book value at December 31, 2024	$8,342	$801	$19,855	$28,998
Goodwill arose from the Company’s acquisition of Interactive Biosoftware (“IBS”) in June 2018. Through this acquisition the Company added Alamut (a genomic mutation interpretation software) to its existing SOPHiA DDM Platform.
Goodwill is tested for impairment on an annual basis as of October 1 and at the occurrence of a potential indication of impairment. A triggering assessment is performed each quarter to ensure no occurrence of impairment triggering events. As of December 31, 2025 and 2024, respectively, no impairment charges were recorded related to the Company’s goodwill.
As of October 1, 2025 and 2024, respectively, the Company utilized the equity method (“FVLCOD”) to perform its annual assessment. The estimated equity value of the Company as of October 1, 2025 was $301.9 million, which exceeds the reported net assets of the Company of $60.7 million at that date by $241.2 million. The estimated equity value of the Company as of October 1, 2024 was $242.5 million, which exceeds the reported net assets of the Company of $113.5 at that date by $129.0 million.
On the basis of the analyses performed, the Company concludes that the recoverable amount exceeds the carrying amount of the goodwill and no impairment is needed as of December 31, 2025 and 2024.
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
Lessor
The Company leases out laboratory equipment to certain customers. These leases are classified as finance leases as the Company transfers substantially all the risks and rewards incidental to ownership of the asset to the customer. Refer to Note 4 — “Revenue” for disclosure of revenue recognized from leased laboratory equipment.
At the commencement of the lease term, the Company records revenue and the associated costs of sales, being the sale proceeds at fair value of the asset (computed at cost plus a margin) and the cost of the asset, derecognizes the leased asset from inventory, and recognizes a finance lease receivable on the balance sheet equal to the net investment in the lease. The Company notes these lease agreements ended during 2023, and as of December 31, 2025 and 2024, the Company did not have any leases of laboratory equipment.
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
Leases
Generally, lease terms for office buildings are between one and ten years. Any leases with terms less than 12 months and/or with low value are expensed in accordance with the IFRS 16 practical expedients for short-term leases and low-value leases. These expenses amounted to $0.1 million, less than $0.1 million, and $0.1 million for the years ended December 31, 2025, 2024, and 2023, respectively. The Company had cash outflows related to leases less than 12 months and/or with low value of $0.1 million, less than $0.1 million, and $0.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.
The Company has lease liabilities amounting to $12.7 million and $12.1 million for the years ended December 31, 2025 and 2024, respectively, that are linked to consumer price indices in Switzerland, France, and the United States.
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
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that is not readily determinable, the IBR at the lease commencement date. The IBR is the rate of interest that the Company would have had to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. On the basis of this policy, the IBRs used by the Company to discount lease payments outstanding at December 31, 2025 and 2024, respectively, in the countries in which it has recognized right-of-use assets and lease liabilities have been in the range of to 2.76% and 11.42% and 2.76% to 11.42%, respectively. The Company notes the variation in IBRs used is due to the timing of lease commencement as well as geographical differences based on the physical location of the lease.
The following table presents the ROU assets (in USD thousands):

	2025	2024
Office space leases	$12,382	$14,168

During the years ended December 31, 2025 and 2024, the Company had additions to ROUs of $0.4 million and $2.2 million, respectively and depreciation charges of $2.2 million and $2.6 million, respectively.

The following table presents the lease liabilities (in USD thousands):

	2025	2024
Current	$2,700	$2,190
Non-current	12,587	14,603
Total	$15,287	$16,793
During the years ended December 31, 2025 and 2024, the Company made payments of $2.5 million and $3.3 million, respectively, of which $0.7 million and $0.6 million was interest, respectively.
18. Other non-current assets
Other non-current assets consist of the following (in USD thousands):

	December 31,
	2025	2024
Research tax credit receivable	$4,013	$4,244
Guarantee deposits	1,995	1,518
Equity Investment	1,977	—
Non‑current contract acquisition costs	198	—
Total	$8,183	$5,762
19. Accounts payable
Accounts payable consist of the following (in USD thousands):

	As of December 31,
	2025	2024
Trade payables	5,315	1,932
Employee related payables	2,840	2,630
VAT, sales, and other taxes	805	658
Total	$8,960	$5,220
20. Accrued expenses
Accrued expenses consist of the following (in USD thousands):

	As of December 31,
	2025	2024
Accrued compensation	$15,853	$10,781
Accrued professional fees	1,778	1,422
Accrued inventory purchases	420	121
Accrued IT support	701	570
Accrued legal fees	824	—
Accrued other	1,160	323
Total	$20,736	$13,217

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
The following table provides additional details on the defined benefit plans’ funded status (in USD thousands):

	December 31,
	2025	2024
Present value of defined benefit obligation	$(28,429)	$(23,199)
Fair value of plan assets	24,267	19,360
Net pension liability	$(4,162)	$(3,839)
The following table presents the movement in the defined benefit obligation (in USD thousands):

	2025			2024
	Funded	Unfunded	Total	Funded	Unfunded	Total
January 1	$(23,147)	$(52)	$(23,199)	$(22,972)	$(41)	$(23,013)
Service Cost	(1,827)	(14)	(1,841)	(2,625)	(12)	(2,637)
of which current service cost	(1,827)	(14)	(1,841)	(1,683)	(12)	(1,695)
of which past service cost including effects from curtailment	—	—	—	(942)	—	(942)
Interest expense	(227)	(2)	(229)	(293)	(1)	(294)
Actuarial gains (losses)	185	(5)	180	(1,342)	—	(1,342)
Actual plan participants’ contributions	(1,461)	—	(1,461)	(1,295)	—	(1,295)
Transfers (in) out due to (joiners) leavers	1,587	—	1,587	3,644	—	3,644
Currency translation differences	(3,455)	(11)	(3,466)	1,736	2	1,738
December 31	$(28,345)	$(84)	$(28,429)	$(23,147)	$(52)	$(23,199)
The service cost and interest expense are charged to the statement of loss as research and development, general and administrative costs, selling and marketing, and interest income, net, respectively. Actuarial gains (losses) are credited or charged to other comprehensive income (loss) as defined benefit plan remeasurements.
As of December 31, 2025, the Swiss and French plans had 210 and 89 active members, respectively. As of December 31, 2024, the Swiss and French plans had 209 and 84 active members, respectively.
As a result of the reduction in conversion factors, the Company incurred a past service cost gain including curtailment of $0.9 million for the year ended December 31, 2024.

The following table presents the movement in the defined benefit plans’ assets (in USD thousands):

	December 31,
	2025	2024
As of January 1	$19,360	$19,927
Interest income	203	270
Return on plan assets, excl. interest income	524	1,668
Administrative expenses	(65)	(61)
Employer contributions	1,562	1,390
Employee contributions	1,461	1,295
Transfers in (out) due to joiners (leavers)	(1,587)	(3,644)
Currency translation differences	2,809	(1,485)
As of December 31	$24,267	$19,360
The following table presents the defined benefit plan assets, which include the following (in USD thousands):

	December 31,
	2025	2024
Cash	$—	$465
Insurance policies	24,267	18,895
Total	$24,267	$19,360

French plan	—	—
Swiss plan	24,267	19,360
Total	$24,267	$19,360
Profond, and previously the Swiss Life Collective BVG Foundation, to which the Swiss pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security, and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation. The Company has no influence over the investment policy.
The following table presents the pension costs recognized in statement of loss (in USD thousands):

	December 31,
	2025			2024			2023
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Service cost	$(1,827)	$(14)	$(1,841)	$(2,625)	$(12)	$(2,637)	$(1,311)	$(10)	$(1,321)
Interest cost	(24)	(2)	(26)	(23)	(1)	(24)	(413)	(1)	(414)
Total recognized	$(1,851)	$(16)	$(1,867)	$(2,648)	$(13)	$(2,661)	$(1,724)	$(11)	$(1,735)

The following table presents the pension remeasurement recognized in statement of other comprehensive loss (in USD thousands):

	December 31,
	2025			2024			2023
	Funded	Unfunded	Total	Funded	Unfunded	Total	Funded	Unfunded	Total
Changes in demographic assumptions	$—	$—	$—	$—	$—	$—	$700	$—	$700
Changes in financial assumptions	439	(5)	434	(1,908)	—	(1,908)	(901)	(2)	(903)
Experience adjustments	(254)	—	(254)	566	—	566	602	4	606
Total actuarial gains (losses)	185	(5)	180	(1,342)	—	(1,342)	401	2	403
Return on plan assets	524	—	524	1,668	—	1,668	(654)	—	(654)
Currency translation differences	—	—	—	—	1	1	37	2	39
Total recognized	$709	$(5)	$704	$326	$1	$327	$(216)	$4	$(212)
Demographic assumptions had no impact for 2025 as these assumptions had no significant changes from 2024.
The positive impact of changes in demographic assumptions in 2023 was due principally to an increase in the weighted turnover from 15.80% to 19.50%.
The positive impact of changes in financial assumptions for the funded plan in 2025 was due to an increase in the discount rate from 0.95% to 1.10%.
The negative impact of changes in financial assumptions in 2024 was due to a decrease in the discount rate from 1.50% to 0.95%.
The negative experience adjustments for the funded plan in 2025 was primarily due to actual effective salary increases exceeding the assumed rate as well as by departure-related payments that were lower than expected.
The positive experience adjustments in 2024 was due largely to the surplus between the additional defined benefit obligation attributable to new joiners and the assets that they transferred into the plan.
Key actuarial assumptions by plan
Discount rate
In estimating the defined benefit obligation, the discount rates used were, for the Swiss plan, 1.10% and 0.95% and, for the French plan, 4.05% and 3.55% for the years ended December 31, 2025 and 2024, respectively.
Expected rate of salary increase
The expected rate of annual salary increase was assumed to be, for the Swiss plan, 2.50% and 2.50% and, for the French plan, 3.00% and 3.00% for the years ended December 31, 2025 and 2024, respectively.
Pension plan modified duration
The weighted average modified duration of the Swiss plan is 13.7 and 13.6 years and of the French plan 15.1 and 15.3 years for the years ended December 31, 2025 and 2024, respectively.

Interest rates
For the Swiss plan, the interest on old age accounts is 2.30% for the year ended December 31, 2025. For the year ended December 31, 2024 the interest on old age accounts is based, for the LPP account, on the LPP interest rate, which was 2.30% and, for the extra mandatory part, is equivalent to the discount rate, which was 2.30%.
Inflation
The expected annual rate of inflation was assumed to be, for the Swiss plan, 0.75% and 1.00%, for the French plan 2.00% and 2.00% for the years ended December 31, 2025 and 2024, respectively. The expected annual rate of inflation for the Swiss plan is based on the inflation forecast of the Swiss National Bank. and for the French plan is based on the inflation forecast of the European Central Bank.
Mortality tables
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience and are based on the mortality generational tables BGV 2020 (Swiss) and TH/TF 00-02 (French). For the Swiss plan, the average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 65 (female) on the balance sheet date is, respectively, 23.07 and 24.81 and 22.82 and 24.59, for the years ended December 31, 2025 and 2024, respectively.
Sensitivity analysis
The following tables demonstrate the sensitivity of the defined benefit obligations to changes in the discount rate, expected rates of salary increase, interest credited on savings accounts (interest rate), inflation, and life expectancy at retirement age.
The table below presents the sensitivity analysis for the funded plans (in USD thousands):

	December 31,
	2025	2024
Discount rates
Increase of 25 basis points	(763)	(682)
Decrease of 25 basis points	826	738
Expected rates of salary increases
Increase of 25 basis points	262	140
Decrease of 25 basis points	(261)	(137)
Interest rate
Increase of 25 basis points	265	231
Decrease of 25 basis points	(258)	(226)
Inflation
Increase of 25 basis points	(46)	(19)
Decrease of 25 basis points	48	18
Life expectancy
Increase of 1 year	182	170
Decrease of 1 year	(182)	(171)

The table below presents the sensitivity analysis for the unfunded plans (in USD thousands):

	December 31,
	2025	2024
Discount rates
Increase of 50 basis points	(5)	(4)
Decrease of 50 basis points	6	4
Expected rates of salary increases
Increase of 50 basis points	6	4
Decrease of 50 basis points	(5)	(4)
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
Future employer contributions
Expected employer contributions to the Swiss defined benefit pension plan for the year ending December 31, 2026 amount to $1.3 million.
Defined contribution plans
U.S. pension plan
The Company has a multiple employer 401(k) defined contribution plan in the U.S. The expense recognized in respect of the defined contribution plan in the U.S. was $0.3 million for the years ended December 31, 2025 and 2024, respectively.
22. Share-based compensation
Critical accounting estimates and judgments
Share-based Compensation
For the years ended December 31, 2025, 2024, and 2023, the Company granted share options under one plan - the SOPHiA GENETICS 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan” or the “2021 EIP”). Under this plan, directors may offer options to directors, employees, and advisors. The exercise price of the share options is set at the time they are granted. Options, once vested, can be exchanged for an equal number of ordinary shares.
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
The key inputs used in the valuation model, for the stock options granted in the years ended December 31, 2025, 2024, and 2023, respectively, are outlined below. Stock options were only granted under the 2021 Equity Incentive Plan (“2021 EIP”). No grants have been made under the 2019 Incentive Share Option Plan (“2019 ISOP”) since 2021 and the SOPHiA GENETICS Incentive Share Option Plan (“2013 ISOP”) since 2019.
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
The options have a life of ten years. Options under the 2013 ISOP vest 50% on the second anniversary of the grant date and a further 50% on the third anniversary of the grant date. Options under the 2019 ISOP vest 25% on each anniversary of the grant date over four years. The options under the 2021 EIP vest under one of five methods, i) 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a monthly basis over the remaining three years, ii) 25% on the first anniversary of the grant date and the remaining 75% vesting ratably on a quarterly basis over the remaining three years, iii) on the second anniversary of the grant date, iv) annually over four years on each anniversary of the grant date or v) 50% on the first anniversary of the grant date and the remaining 50% vesting ratably on a monthly basis over the remaining year. Refer to Restricted Stock Units below for the vesting schedules of the RSUs under the 2021 EIP.
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

2013 ISOP
Activity for the year ended December 31, 2025, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2025	560,980	$3.03	2.54
Exercised	(68,000)	1.96	—
Forfeited	(12,000)	3.17	—
Outstanding as of December 31, 2025	480,980	$3.18	1.73
Exercisable as of December 31, 2025	480,980	$3.18	1.73
Activity for the year ended December 31, 2024, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2024	606,980	$3.00	3.49
Exercised	(32,000)	3.16	—
Forfeited	(14,000)	1.75	—
Outstanding as of December 31, 2024	560,980	$3.03	2.54
Exercisable as of December 31, 2024	560,980	$3.03	2.54
Activity for the year ended December 31, 2023, under the 2013 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	657,980	$2.92	4.24
Exercised	(39,000)	2.52	—
Forfeited	(12,000)	0.05	—
Outstanding as of December 31, 2023	606,980	$3.00	3.49
Exercisable as of December 31, 2023	606,980	$3.00	3.49
Options outstanding as of December 31, 2025, under the 2013 ISOP expire between 2026 and 2029 and have exercise prices between $2.96 and $3.34.
The weighted average share price at the date of exercise were $3.48, $4.72, and $4.82 for the years ended December 31, 2025, 2024, and 2023, respectively.

2019 ISOP
Activity for the year ended December 31, 2025, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2025	2,308,760	$4.97	5.40
Exercised	(40,373)	3.49	—
Forfeited	(15,000)	5.06	—
Outstanding as of December 31, 2025	2,253,387	$5.00	4.42
Exercisable as of December 31, 2025	2,253,367	$5.00	4.42
Activity for the year ended December 31, 2024, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2024	2,402,510	$4.97	6.30
Exercised	(38,250)	4.12	—
Forfeited	(55,500)	5.46	—
Outstanding as of December 31, 2024	2,308,760	$4.97	5.40
Exercisable as of December 31, 2024	2,033,490	$4.80	5.31
Activity for the year ended December 31, 2023, under the 2019 ISOP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,629,516	$4.96	7.21
Exercised	(32,000)	4.06	—
Forfeited	(195,006)	4.94	—
Outstanding as of December 31, 2023	2,402,510	$4.97	6.30
Exercisable as of December 31, 2023	1,651,493	$4.64	6.03
Options outstanding as of December 31, 2025, under the 2019 ISOP expire between 2028 and 2031 and have exercise prices between $3.16 and $6.31.
The weighted average share price at the date of exercise were $4.61, $4.70, and $4.65 for the years ended December 31, 2025, 2024, and 2023, respectively.

2021 EIP
Activity for the year ended December 31, 2025, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2025	9,044,607	$6.69	8.40
Granted	3,280,275	3.29	—
Exercised	(29,412)	2.78	—
Forfeited	(909,956)	6.69	—
Outstanding as of December 31, 2025	11,385,514	$5.72	7.98
Exercisable as of December 31, 2025	4,989,270	$7.97	7.11
Activity for the year ended December 31, 2024, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2024	5,708,059	$7.84	8.74
Granted	3,840,087	4.78	—
Exercised	(49,119)	2.87	—
Forfeited	(454,420)	5.37	—
Outstanding as of December 31, 2024	9,044,607	$6.69	8.40
Exercisable as of December 31, 2024	2,806,356	$10.22	7.37

Activity for the year ended December 31, 2023, under the 2021 EIP was as follows:

	Number of options	Weighted average exercise price	Weighted average remaining life in years
Outstanding as of January 1, 2023	2,624,297	$12.32	8.88
Granted	3,734,266	4.44	—
Forfeited	(645,310)	6.43	—
Outstanding as of December 31, 2023	5,708,059	$7.84	8.74
Exercisable as of December 31, 2023	1,155,231	$14.64	7.57
The valuation inputs for the 2021 EIP grants were as follows:

	Year Ended December 31,
	2025			2024			2023
Share price at grant date (in USD)	$3.04	-	$4.73	$3.40	-	$4.96	$2.53	-	$4.72
Expected life of share options (years)	5.50	-	7.00	5.50	-	7.00	5.50	-	7.00
Expected volatility (%)	73.84%	-	77.60%	72.86%	-	74.95%	69.50%	-	74.96%
Risk free interest rate (%)	3.68%	-	4.03%	3.50%	-	4.40%	3.45%	-	4.67%
Dividend yield (%)	—%			—%			—%
Options outstanding as of December 31, 2025, under the 2021 EIP expire between 2026 and 2034 and have exercise prices between $2.06 and $18.00.
The weighted average share price at the date of exercise were $4.14 and $4.59 for the years ended December 31, 2025 and 2024, respectively; and no options were exercised for the year ended December 31, 2023.
Share options granted during the year
The weighted average fair value of options granted during the years ended December 31, 2025, 2024, and 2023, respectively (in USD):

	2025	2024	2023
2021 EIP	$2.26	$3.27	$2.91
Restricted Stock Units
As part of the 2021 EIP, the Company initiated granting of RSUs, which represent the right to receive shares of ordinary shares upon meeting specified vesting requirements. In the year ended December 31, 2025, the Company granted 1,136,975 RSUs under the 2021 plan. Under the terms of the 2021 plan, 103,374 of the RSUs granted are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a quarterly basis over the remaining three years, 864,681 are subject to a two year vesting period on the second anniversary from the date of grant, and the remaining 168,920 of the RSUs granted to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2026 Annual General Meeting. The activity for the year ended December 31, 2025 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2025	3,053,076	$4.69
Granted	1,136,975	$3.30
Vested	(1,434,646)	$4.84
Forfeited	(171,196)	$4.10
Unvested as of December 31, 2025	2,584,209	$4.04
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

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2024	3,335,268	$4.77
Granted	1,373,816	4.71
Vested	(1,331,731)	4.95
Forfeited	(324,277)	4.56
Unvested as of December 31, 2024	3,053,076	$4.69

In the year ended December 31, 2023, the Company granted 2,658,150 RSUs under the 2021 plan. Under the terms of the 2021 plan, 2,260,649 of the RSUs granted are subject to a four-year vesting schedule with 25% vesting on the first anniversary of the grant date and the remaining 75% ratably on a monthly basis over the remaining three years, 107,647 are subject to a two year vesting period on the second anniversary from the date of grant, and the remaining 289,854 of the RSUs granted to non-executive members of the Company’s board of directors are subject to a vesting period set to be completed upon the Company’s 2024 Annual General Meeting. The activity for the year ended December 31, 2023 was as follows:

	Number of RSUs	Weighted-average grant date fair value per share
Unvested as of January 1, 2023	1,865,433	$5.20
Granted	2,658,150	4.42
Vested	(927,155)	4.65
Forfeited	(261,160)	4.75
Unvested as of December 31, 2023	3,335,268	$4.77
Share-based compensation expense
Movements in the share-based compensation reserve were as follows (in USD thousands):

Total
January 1, 2023	$25,075
Movement in the period	15,242
December 31, 2023	40,317
Movement in the period	16,488
December 31, 2024	56,805
Movement in the period	16,205
December 31, 2025	$73,010
Share-based compensation expense by financial statement caption for all stock awards consists of the following (in USD thousands):

	Year ended December 31,
	2025	2024	2023
Research and development	$4,070	$4,370	$3,440
Sales and marketing	1,230	1,357	1,266
General and administrative	10,905	10,761	10,536
Total	$16,205	$16,488	$15,242

23. Borrowings
Perceptive Credit Agreement
On May 2, 2024 (the “closing date”), the Company and its subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which the Company may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date (“Tranche A”) and (ii) a second tranche of $35.0 million principal amount of term loans that the Company may draw upon on or prior to March 31, 2026 (“Tranche B”), subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term Secured Overnight Financing Rate (“Term SOFR”) (floored at 4% per annum) plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. Term SOFR means the Term SOFR reference rate that is two business days prior to the first day of the preceding calendar month. The Company has the right to prepay the term loans at any time subject to applicable prepayment premiums. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in the Company’s business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of the Company’s and certain of the Company’s subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS SA and SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant of $67.4 million as of December 31, 2025. The last twelve months revenue covenant is tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Perceptive Credit Agreement also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and the Company’s subsidiaries and change in control, the occurrence of which gives the lenders the right to declare the term loans and all obligations under the Perceptive Credit Agreement immediately due and payable. The Company was in full compliance with all covenants contained in the Perceptive Credit Agreement as of December 31, 2025 and 2024.
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

The Company drew down the $35.0 million of Tranche B on June 25, 2025 and the right to purchase an additional 200,000 ordinary shares became available under the Warrant Certificate.

On January 23, 2026, the Company entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement. The 2026 Amendment provides for, among other things, $25.0 million of additional term loan commitments consisting of (i) an additional $12.5 million tranche of term loan commitments (“Tranche C”), which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments (“Tranche D”), which may be drawn at such time as the Company’s revenue for a trailing twelve-month period exceed $85.0 million and otherwise subject to customary conditions. Tranche C and Tranche D, if drawn, will have terms and conditions consistent with the Company’s existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029. In connection with the 2026 Amendment, the Company amended and restated the warrant certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares, which right is exercisable immediately. The Warrant Certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche C under the Perceptive Credit Agreement and (2) another 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche D under the Perceptive Credit Agreement.
Accounting for Tranches A and B
The Company accounted for each tranche of the term loans and warrants as two separate financial instruments: (i) a warrant obligation and (ii) a loan.
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
ii) The term loans were initially recorded at their amortized costs of $15.0 million and $35.0 million for Tranches A and B, respectively, less any capitalized expenses and fees payable upon the issuance (“transaction costs”) and after allocating a portion of the proceeds to the fair value of the warrant obligation. The loans are presented as a long-term financial liability in the consolidated balance sheet.
The Company assessed the allocation of transaction costs in accordance with IFRS 9 and determined the allocation to warrants was immaterial, as such the Company allocated the total amount of the transaction costs to the term loan. The transaction costs are presented net of the term loan on the consolidated balance sheet. The transaction costs are amortized as non-cash interest expense recorded to the consolidated statement of loss as the difference between the stated interest rate and the EIR. The EIR was determined upon the initial draw down at 15.2% and 12.4% for Tranches A and B, respectively, and reassessed based on changes in the variable interest rate from the Perceptive Credit Agreement. As of December 31, 2025 and 2024 the EIR was 12.1% and 14.8%, respectively.
The Company calculated the fair value of the warrant obligation on issuance using the Black-Scholes pricing model. The warrant obligation for Tranche A was recorded at an initial fair value of $0.7 million on May 2, 2024 and the warrant obligation for Tranche B was recorded at an initial fair value of $0.5 million on June 25, 2025. Key inputs for the valuation of the warrant obligation upon issuance were as follows:

	As of June 25, 2025	As of May 2, 2024
Exercise price in USD	$5.00	$5.00
Share price in USD	$3.17	$5.08
Risk-free interest rate	4.24%	4.53%
Expected volatility (annualized)	72.98%	71.77%
Expected term (years)	10	10
Dividend yield	—%	—%
Black-Scholes value in USD	$2.37	$4.06
The Company remeasures the fair value of the warrant obligation on a quarterly basis. Key inputs for the remeasurement of the Tranche A warrant obligation were as follows:

	As of December 31, 2025	As of December 31, 2024
Exercise price in USD	$5.00	$5.00
Share price in USD	$4.67	$3.07
Risk-free interest rate	4.01%	4.51%
Expected volatility	68.39%	72.52%
Expected term (years)	8.34	9.33
Dividend yield	—%	—%
Black-Scholes value in USD	$3.35	$2.22

Key inputs for the remeasurement of the Tranche B warrant obligation were as follows:

As of December 31, 2025
Exercise price in USD	$5.00
Share price in USD	$4.67
Risk-free interest rate	4.02%
Expected volatility	76.10%
Expected term (years)	9.48
Dividend yield	—%
Black-Scholes value in USD	$3.71

Tranche A was recorded at an initial amortized cost of $13.3 million on May 2, 2024. This amount represents the residual amount of the $15.0 million draw down after allocating $0.7 million for the fair value of the warrant obligation and the $1.1 million of transaction costs to be amortized as interest expense over the life of the loan. Tranche B was recorded at an initial amortized cost of $34.1 million on June 25, 2025. This amount represents the residual amount of the $35.0 million draw down after allocating $0.5 million for the fair value of the warrant obligation and the $0.4 million of transaction costs to be amortized as interest expense over the life of the loan. The following table presents the allocation of the loan proceeds and any movements in the liability for the year ended December 31, 2025, (in USD thousands):

Balance as of January 1, 2024	$—
Gross proceeds from Tranche A	15,000
Transaction costs	(1,070)
Proceeds net of transaction costs	13,930

Warrant obligation at issuance	(656)
Interest expense	1,290
Interest paid	(1,152)
Currency translation adjustments	(175)
Balance as of December 31, 2024	13,237
Gross proceeds from Tranche B	35,000
Transaction costs	(437)
Proceeds net of transaction costs	34,563

Warrant obligation at issuance	(474)
Interest expense	3,891
Interest paid	(3,521)
Currency translation adjustments	37
Balance as of December 31, 2025	$47,733

The following table presents the movements in the warrant obligation liability for the year ended December 31, 2025, (in USD thousands):

	Warrant Obligation	Number of Warrants
Balance as of January 1, 2024	$—	—
Issuance of warrants from Tranche A	656	200,000
Change in fair value	(370)	—
Foreign exchange loss	158	—
Balance as of December 31, 2024	444	200,000

Issuance of warrants from Tranche B	474	200,000
Change in fair value	497	—
Foreign exchange gain	(3)	—
Balance as of December 31, 2025	$1,412	400,000
Revolving credit facility
On April 23, 2024 the Company terminated its existing credit agreement with Credit Suisse SA for up to CHF 5.0 million ($5.5 million). Additionally, the Company entered into a new credit agreement with Credit Suisse SA for up to CHF 0.1 million ($0.1 million) to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down. On November 27, 2025 the Company terminated this CHF 0.1 million facility ($0.1 million). On February 20, 2025 the Company entered into a new credit agreement with UBS Switzerland AG for up to CHF 0.3 million ($0.3 million), intended solely for the issuance of bank guarantees. As of December 31, 2025 and 2024, the Company had no borrowings outstanding under these credit facilities.
24. Related parties
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control, with the Company.
Key management personnel comprised of six Executive Officers and Directors and six Non-Executive Directors for the year ended December 31, 2025. Key management personnel comprised of six Executive Officers and Directors and six Non-Executive Directors for the year ended December 31, 2024. Key management personnel comprised of six Executive Officers and Directors and seven Non-Executive Directors for the year ended December 31, 2023.
Compensation for key management and non-executive directors recognized during the year comprised (in USD thousands):

	December 31,
	2025	2024	2023
Salaries and other short-term employee benefits	$5,784	$4,206	$4,234
Pension costs	281	253	228
Share-based compensation expense	11,935	12,327	10,597
Total	$18,000	$16,786	$15,059

25. Commitments and contingencies
Commitments
The Company has no commitments for future lease payments under short-term leases not recognized on the balance sheet as of December 31, 2025 and 2024.
The Company has a minimum purchase agreement with a vendor related to computational and hosting-related costs. As part of the agreement, the Company has a total minimum commitment of approximately $80.9 million from the period beginning November 1, 2022 through October 31, 2029 and an additional one-year grace period to meet the minimum commitment by October 31, 2030. As of December 31, 2025 and 2024, the Company has remaining commitments of $58.2 million and $56.9 million, respectively.
Contingencies
As of December 31, 2025 and 2024 the Company had no contingent assets.

The Company is regularly subject to lawsuits, claims, arbitration proceedings, administrative actions and other legal and regulatory proceedings involving intellectual property disputes, commercial disputes, competition and other matters, and the Company may become subject to additional types of lawsuits, claims, arbitration proceedings, administrative actions, government investigations and legal and regulatory proceedings in the future. As of December 31, 2025 and 2024, the Company has concluded that losses are not probable and no provisions have been recorded.

Guardant Health
In 2025 Guardant Health ("Guardant") filed suit against the Company in multiple jurisdictions. Guardant filed suit in the U.K., and in the EU at the Unified Patent Court (the “UPC”) in Paris, alleging that the Company’s MSK-Access liquid biopsy test infringes certain of their patents and seeking remedies, including unspecified monetary damages and injunctive relief. In January 2026, the UPC Paris Local Division issued a final order rejecting Guardant's application for provisional measures and ordered Guardant to pay an interim award of costs of €400,000 ($470,080), which Guardant has appealed. The U.K. proceedings remain pending. The Company continues to defend itself against these claims. As of December 31, 2025, the Company has concluded that losses related to this matter are not probable and no provision has been recorded.

26. Financial instruments and risks
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
The Company holds the following financial instruments (in USD thousands):

	December 31,
	2025	2024
Financial assets at amortized cost
Cash and cash equivalents	$70,289	$80,226
Accounts receivable	15,001	7,436
Other financial non-current assets	1,995	994
Total financial assets at amortized cost	$87,285	$88,656
Financial assets at fair value through statement of loss
Equity investment	1,977	—
Total financial assets	$87,285	$88,656
Financial liabilities at amortized cost
Accounts payable	8,960	5,220
Accrued expenses	20,736	13,217
Lease liabilities	15,287	16,793
Borrowings	47,733	13,237
Total financial liabilities at amortized cost	92,716	48,467
Financial liabilities at fair value through statement of loss
Warrant obligations	1,412	444
Total financial liabilities	$94,128	$48,911
The Company’s exposure to various risks associated with the financial instruments is discussed below in “Financial risk management.” The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above. See Note 12 – “Accounts receivable” for expected credit loss provisions on accounts receivable.

In September 2025, the Company signed a stock purchase and subscription agreement to acquire a non-controlling minority equity interest in A.D.A.M. Innovations, formerly known as Genesis Healthcare, in two tranches totaling $2.0 million. The Company acquired shares totaling $0.5 million in September 2025 and shares totaling $1.5 million in October 2025. These financial assets are initially measured at fair value and subsequently re-measured at fair value at each reporting date. Changes in fair values for these financial assets are recorded through profit or loss in accordance with IFRS 9 Financial Instruments. As of December 31, 2025 purchase price approximated fair value and no changes in fair value had been recorded in the Consolidated Statements of Loss.
Fair value measurement
As of December 31, 2025 and 2024, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
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
The Company holds money market funds which are classified as cash equivalents which are measured as a level 1 valuation. Refer to Note 11 – “Cash and cash equivalents.” The Company also has warrant obligations related to the Perceptive Credit Agreement, which are measured as a level 2 valuation. Refer to Note 23 — “Borrowings”. The Company also holds a minority equity interest in A.D.A.M. Innovations, which is measured as a level 2 valuation.

Recurring fair-value measurements
The following table presents the Company’s fair value hierarchy for its financial assets and financial liabilities that were measured at fair value on a recurring basis as of December 31, 2025 (in thousands):

	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents:
Money market funds	$27,528	$—	$—
Equity Investments:
Equity investments	—	1,977	—
Total financial assets	$27,528	$1,977	$—

Financial liabilities:
Warrant obligation:
Perceptive Credit Holdings warrants	$—	$1,412	$—
Total financial liabilities	$—	$1,412	$—
The following table presents the Company’s fair value hierarchy for its financial assets and financial liabilities that were measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Money market funds	$39,586	$—	$—
Total financial assets	$39,586	$—	$—

Financial liabilities:
Warrant obligation:
Perceptive Credit Holdings warrants	$—	$474	$—
Total financial liabilities	$—	$474	$—

In 2025 and 2024 there were no significant changes in the business or economic circumstances that affect the fair value of the Company’s financial assets and financial liabilities. There were also no transfers between categories.
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
Financial transactions are predominantly entered into with investment grade financial institutions and in principle the Company requires a minimum long-term rating of A3/A- for its cash investments and term deposits. The Company may deviate from this requirement from time to time for operational reasons. The highest exposure to a single financial counterparty within cash and cash equivalents and term deposits amounted to $24.4 million and $26.1 million as of December 31, 2025 and 2024, respectively.
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
The Company views equity funding as its primary source of liquidity only partly complemented with revenue generated from the sale of the platform, applications, products, and services and borrowings. The Company has $50.0 million of outstanding term loans under the Perceptive Credit Agreement, see Note 23 – “Borrowings” for additional information. Short term liquidity is managed based on projected cash flows. As of December 31, 2025 and 2024, the Company’s liquidity consisted of $70.3 million and $80.2 million in cash and cash equivalents, respectively. In 2025 the Company has sold, from its treasury shares, 228,238 ordinary shares for total gross proceeds of $1.1 million under the Company’s ATM program. In 2026, as described in Note 28 - “Events After the Reporting Period”, the Company has sold, from its treasury shares, 2,795,485 ordinary shares for total gross proceeds of $14.3 million under the Company’s ATM program and signed an amendment to the Perceptive Credit Agreement which provided an additional $25.0 million available for draw. On the basis of the current operating performance and liquidity position, Board of Directors believes that the available cash balances will be sufficient for operating activities, working capital, interest, capital expenditures and scheduled debt repayments for the next 12 months.

The tables below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted cash flows (in USD thousands):

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2025
Lease liabilities	$15,287	$2,992	$11,839	$1,463	$16,294
Accounts payable	8,960	8,960	—	—	8,960
Accrued expenses	20,736	20,736	—	—	20,736
Borrowings	47,733	5,125	61,958	—	67,083
Total contractual liabilities	$92,716	$37,813	$73,797	$1,463	$113,073

	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
December 31, 2024
Lease liabilities	$16,793	$2,739	$12,518	$4,469	$19,726
Accounts payable	5,220	5,220	—	—	5,220
Accrued expenses	13,217	13,217	—	—	13,217
Borrowings	13,237	1,622	20,405	—	22,027
Total contractual liabilities	$48,467	$22,798	$32,923	$4,469	$60,190

The Company has made adjustments to previously reported future maturities of borrowings as of December 31, 2024 to incorporate contractual cash interest payments of $1.6 million within 1 year and $5.4 million between 1 and 5 years to correct for immaterial misstatements.

Market risk
Market risk includes currency risk and interest rate risk.
Currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.
The significant exchange rates that have been applied to these consolidated financial statements are listed below:

	December 31,		For the twelve months ended December 31,
	2025	2024	2025	2024	2023
Currency	Spot rate		Average rate
USD/CHF	0.79208	0.90740	0.83064	0.88064	0.89855
USD/EUR	0.85092	0.96530	0.88644	0.92455	0.92478
USD/GBP	0.74179	0.79870	0.75887	0.78267	0.80428
USD/BRL	5.49560	6.17360	5.58911	5.39155	4.97372
The sensitivity of the Company’s income to possible changes in foreign exchange rates is measured at the local entity level as it depends on the functional currency of each entity. As of December 31, 2025, 2024, and 2023 the Company was exposed principally to movements in four cross currency pairs. The sensitivity of the Company’s loss before tax to such changes was as follows (in USD thousands):

	December 31,
	2025			2024			2023
Increase / (decrease) in USD/CHF exchange rate by 10%	(2,101)	/	2,101	562	/	(562)	3,034	/	(3,034)
Increase / (decrease) in EUR/CHF exchange rate by 10%	1,020	/	(1,020)	(75)	/	75	508	/	(508)
Increase / (decrease) in GBP/CHF exchange rate by 10%	36	/	(36)	25	/	(25)	(23)	/	23
The Company’s exposure to foreign currency changes for all other currencies is not material. The Company does not use derivative financial instruments to hedge exposures and under no circumstances may enter into derivative instruments for speculative purposes.
The sensitivity of the Company’s reported equity or net assets to possible changes in foreign exchange rates is measured at the consolidated level as it depends on the presentation currency selected for the consolidated financial statements. Such effects are reported not in income but in the currency translation account within other reserves. As of December 31, 2025 and 2024 the sensitivity of the Company’s equity to such changes, measured against the USD, was as follows (in USD thousands):

	December 31,
	2025			2024
Increase / (decrease) in USD/CHF exchange rate by 10%	(2,561)	/	2,561	(1,520)	/	1,520
Increase / (decrease) in USD/EUR exchange rate by 10%	(663)	/	663	2,244	/	(2,244)
Increase / (decrease) in USD/GBP exchange rate by 10%	(95)	/	95	61	/	(61)
Interest rate risk
The Company’s cash and cash equivalents are subject to market risk associated with interest rate fluctuations. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. The Company concluded that fluctuations in the interest rate did not have a material impact on the Company’s cash and cash equivalents balances.
As of December 31, 2025 and 2024, the Company currently has $50.0 million and $15.0 million, respectively, of debt outstanding under the Perceptive Credit Agreement. Based on the terms of the Perceptive Credit Agreement, the monthly interest expense fluctuates based on the Term SOFR reference rate that is two business days prior to the first day of the preceding calendar month. Given the Company’s outstanding debt under this agreement, the Company is subject to interest rate risk related to debt obligations if the SOFR were to move significantly. Based on the borrowings exposed to floating interest rates at year-end, an increase in interest rates of 100 basis points would cause an increase in cash interest costs on an annualized basis of $0.5 million and $0.2 million as of December 31, 2025 and 2024, respectively.
27. Capital management
The Company considers equity as equivalent to the IFRS Accounting Standards equity on the balance sheet (including share capital, share premium, and all other equity reserves attributable to the owners of the Company). Other reserves are comprised of comprehensive income/loss and share-based compensation.
The primary objective of the Company’s capital management is to maximize shareholder value. The Board regularly reviews its shareholders’ return strategy. For the foreseeable future, the Board will maintain a capital structure that supports the Company’s strategic objectives through managing funding and liquidity risks and optimizing shareholder return.

As of December 31, 2025 and 2024, the Company’s cash and cash equivalents amounted to $70.3 million and $80.2 million, respectively.

As noted in Note 28 — “Events after the reporting date”, the Company also has access to $25.0 million available, of which $12.5 million can be drawn immediately, under the Perceptive Credit Agreement.
The Board of Directors believes that the Company has sufficient financial resources to meet all of its obligations for at least the next twelve months. Moreover, the Company is not exposed to liquidity risk through requests for early repayment of loans.
28. Events after the reporting date
The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the consolidated financial statements were authorized for issuance.

On January 23, 2026, the Company entered into an amendment (the “2026 Amendment”) to the Perceptive Credit Agreement. The 2026 Amendment provides for, among other things, $25.0 million of additional term loan commitments consisting of (i) an additional $12.5 million tranche of term loan commitments (“Tranche C”), which may be drawn subject to certain customary conditions, and (ii) an additional $12.5 million tranche of term loan commitments (“Tranche D”), which may be drawn at such time as the Company’s revenue for a trailing twelve-month period exceed $85.0 million and otherwise subject to customary conditions. Tranche C and Tranche D, if drawn, will have terms and conditions consistent with the Company’s existing term loans, will bear interest at rate per annum equal to Term SOFR (floored at 4% per annum) + 6.25% and will mature in 2029. In connection with the 2026 Amendment, the Company amended and restated the warrant certificate in order to issue to Perceptive Credit Holdings IV, LP the right to purchase an additional 75,000 ordinary shares, which right is exercisable immediately. The Warrant Certificate also grants Perceptive Credit Holdings IV, LP the right to purchase an additional (1) 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche C under the Perceptive Credit Agreement and (2) another 100,000 ordinary shares, which right will become exercisable upon the Company’s draw down of the Tranche D under the Perceptive Credit Agreement.

In 2026, through its ATM program, the Company has sold, from its treasury shares, 2,795,485 ordinary shares for total gross proceeds of $14.3 million